Form 40-F
SOUTHWESTERN RESOURCES CORP
filed 2003-05-16
CIK 1095075

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

___          Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

_X_           Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended  12/31/02          Commission File Number         0-30308

SOUTHWESTERN RESOURCES CORP.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada

(Province or Other Jurisdiction of Incorporation or Organization)

Suite 1650 - 701 West Georgia Street

Vancouver, British Columbia, Canada V7Y 1C6

(604) 669-2525

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Susan K. Shapiro, Esq.

Perkins, Smith & Cohen, LLP

One Beacon Street, Boston, MA 02108

(617) 854-4000

(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
__________N/A__________	__________N/A___________

Securities registered or to be registered pursuant to Section 12(g) of the Act:

COMMON SHARES WITHOUT PAR VALUE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form                                 [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

                     16,548,196 Common Shares without Par Value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES                    NO  X__

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES   X                   NO    __

Forward-Looking Statements

The statements in this document that relate to future plans, events or performance are forward-looking statements.  Actual results could differ materially due to a variety of factors, including uncertainty of financing; technological, operational and other difficulties encountered in connection with the Company’s exploration activities; political, economic, environmental, regulatory and competitive developments in areas in which the Company conducts exploration activities; changing mineral prices, changing foreign exchange rates and other matters described under “Risk Factors” and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” below.  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Documents Filed as Part of This Report

1.

Annual Information Form of the Company for the year ended December 31, 2002.

2.

Management’s Discussion and Analysis of the Company for the year ended December 31, 2002.

3.

Audited Financial Statements of the Company for the years ended December 31, 2002 and 2001, together with the auditor’s report thereon (Note 15 to the Audited Financial Statements relates to differences between Canadian and United States Generally Accepted Accounting Principles).

SOUTHWESTERN RESOURCES CORP.

Annual Information Form (“AIF”)

For the year ended December 31, 2002

Dated as of April 7, 2003

TABLE OF CONTENTS

ITEM 2:  INCORPORATION AND CORPORATE STRUCTURE OF THE ISSUER

ITEM 3:  BUSINESS OF THE ISSUER

ITEM 4:  NARRATIVE DESCRIPTION OF BUSINESS

Risk Factors

Mineral Projects

Human Resources

ITEM 5:  SELECTED CONSOLIDATED FINANCIAL INFORMATION

ITEM 6:  MANAGEMENT’S DISCUSSION AND ANALYSIS

ITEM 7:  MARKET FOR SECURITIES

ITEM 8:  DIRECTORS AND OFFICERS

ITEM 9:  ADDITIONAL INFORMATION

ITEM 1:  PRELIMINARY NOTES

Incorporation of Financial Statements

Incorporated by reference into this Annual Information Form (“AIF”) are the audited Financial Statements of Southwestern Resources Corp. (“Southwestern” or the “Company” or the “Issuer”) for the years ended December 31, 2002 and 2001 together with the auditors’ report thereon.  All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

All dollar amounts referred to in this AIF are in Canadian dollars unless otherwise indicated.

Date of Information

All information in this AIF is as of April 7, 2003 unless otherwise indicated.

ITEM 2:  INCORPORATION AND CORPORATE STRUCTURE OF THE ISSUER

Incorporation

Southwestern was incorporated as "Southwestern Gold Corporation" under the Company Act (British Columbia) on June 18, 1990, by the registration of its Memorandum and Articles.  The Company's name was changed in 2002 to its present name to more accurately reflect the nature of the Company's business.  The Company's shareholders approved the name change at the Annual General Meeting in May 2002.  Trading in shares of the Company under its new name commenced on June 5, 2002.

The address of the registered and records office, as well as the Company’s corporate head office and principal place of business is Suite 1650 - 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6.  The Company is a reporting issuer in British Columbia, Alberta and Ontario.

Corporate Structure

The following chart illustrates inter-corporate relationships and the jurisdictions of incorporation.

ITEM 3:  BUSINESS OF THE ISSUER

The Company is a mineral exploration company engaged in the identification, evaluation, acquisition and exploration of mineral properties with the potential to host gold, silver and base metals.  The Company holds interests in mineral properties in Peru, China and Argentina.

The Company also holds a 35% interest in Canabrava Diamond Corporation (“Canabrava”), a company exploring for diamonds in Canada and Brazil and a 17% interest in Aurora Platinum Corp. (“Aurora”), a company exploring for nickel-copper-platinum-palladium as well as other metals and diamonds in Canada (Ontario and Quebec).

All of the Company's properties are in the exploration stage without any assurances that commercially viable mineral deposits or reserves exist in any of the Company's properties until further work is done and a final evaluation concludes economic and legal feasibility.

The long-term objectives of management of the Company are to seek lower risk, higher potential properties that can be advanced to the proven reserve category with minimum expenditures.  Management has set a long-term goal for the Company to be a significant producer of precious and base metals.  The Company believes this goal can be best achieved by financing future development of various properties by selling portions thereof to major mining operators and then structuring joint ventures in such a way that the Company retains a significant interest without being required to contribute funds until the property is in production.  The Company intends to finance its activities with the proceeds from private offerings, public offerings, interest income and through joint ventures.

ITEM 4:  NARRATIVE DESCRIPTION OF BUSINESS

General

The Company currently has exploration offices and carries out exploration in Peru and China.  In each of these countries operations are subject to government regulations and other factors related to mining ventures.  In particular, mining activities may be affected by legislation, regulations, policies and controls relating to prospecting, exploration, development, production, protection of the environment, mining taxes, labour standards or conditions under which minerals may be extracted or marketed.  The effect of these factors cannot be accurately determined.

PERU

Currency

The official monetary unit of Peru is the Nuevo Sol.  The currency has been freely floating since March 27, 1991 and the country does not have any monetary transfer or exchange controls. Since 1992, the inflation rate has been declining.  The annual inflation rate has declined from 7,650% in 1990 to 1.5% for 2002.  Over the past several years, the government has worked with the major international Iending agencies to restore financial credits for the country.  The Peruvian exchange rate has ranged from 2.28 Nuevos Soles to US$1.00 in November of 1995 to 3.48 Nuevos Soles to US$1.00 as of March, 2003.

Ownership

The Peruvian government introduced in the early 1990’s measures to attract foreign investment including measures granting new property rights and guarantees to foreign investors and measures that provide financial incentives for investment in the mining sector.

Guarantee agreements have been signed by the government of Peru with the Multilateral Investment Guarantee Agency – MIGA (affiliate of the World Bank) and with the Overseas Private lnvestment Corporation (‘OPIC’) to insure foreign investors against non commercial risks such as expropriation and abrogation of contracts. As a result, agencies such as OPIC can provide project financing and risk insurance for specific projects. There is no assurance however, that subsequent Peruvian governments could not revoke these agreements.

Environmental Law

The Ministry of Energy and Mines is the competent authority regarding environmental matters that impact the mining and metallurgical sectors. Existing environmental regulation state that a holder of mining rights is responsible for remedying damage to the environment caused by exploration and exploitation activities on a mining property.

The exploration activities have been classified in accordance with the estimated impact that they will have on the environment.  Exploration activities have been classified into three categories; Category A activities are those that do not cause any alteration of the surface (for example topographical surveys, geophysical surveying, sampling) where no report or application to the Ministry is necessary; Category B activities are those where the surface area to be disturbed does not exceed 10 hectares, (including service areas) or those that involve the construction of up to 20 platforms for diamond drilling where the maximum drill hole does not exceed a depth of 50 metres. A statutory declaration must be filed and approval from the Ministry must be sought prior to the commencement of Category B activities. The Ministry has 20 days to approve or reject the application, with approval being implied if the Ministry does not respond within that time period; and Category C activities are those that surpass Category A or Category B activities and where an Environmental Evaluation approval by the Ministry, prior to initiating the exploration activities, is required.

The Company’s exploration activities have been classified as Category A or B activities and the costs incurred by the Company to comply with environmental regulations have been nominal. For Category A, B or C activities either a written permit from the neighboring superficial landholders for the use of their lands must be obtained prior to commencement of exploration work, or the administrative procedure for the imposition of a legal easement would have been concluded.

Mining Law

In 1992 Peru enacted a new mining law which: guaranteed land tenure for mining rights distinct from surface rights, where a minimum investment is made to hold title on mining rights; enumerated only specific and limited circumstances (arising mostly due to negligence of the title holder) under which mining rights may be lost; granted equal rights to explore for and exploit minerals to both Peruvian nationals and foreigners; established tax, administrative and exchange stability for mining investors; and established free commercialization of mining production.

Under Peruvian law the right to explore and exploit minerals is granted by way of a mining concession. A mining Concession is a property-related right, distinct and independent from the ownership of Iand under which it is located, even when both belong to the same person. The rights granted by a mining concession are defensible against third parties, transferable, chargeable and, in general, may be the subject of any transaction or contract such as options or joint ventures. The term of a mining concession is indefinite.

The basic unit for newly claimed mining concessions is 100 hectares to 1,000 hectares, with the exception of concessions located at the sea. Existing concessions can be reduced to that amount. Buildings and other permanent structures used in a mining operation are considered real property accessories to the concession on which they are situated.

Certain Articles of the General Mining Law were modified and approved by Congress, the Ministry of Energy and Mines and the President of the Republic on August 18, 2000 and amended on April 9, 2001.

The concession holder must pay an annual validity fee of US$ 3 per hectare by June 30th of 2002 and each year thereafter. The concession holder must commence a minimum level of annual commercial production of US $100 per hectare in gross sales within six years from the following year in which the respective concession title is granted. If the concession is not put into production by the first semester of the seventh year, a penalty of US$ 6 per hectare must be paid in addition to the US$ 3 annual validity fee.  In the twelfth and later years, the penalty increases to US$ 20 per hectare, provided that the rental remains in US$ 3 per hectare. Furthermore, concessions holders that have already held a mining concession for six or more years will pay the US$ 6 penalty commencing in 2002. It is possible to avoid the penalties if it is proven that there has been an investment in the corresponding concession of an amount equal to not less than ten times the penalty (i.e. at least US$ 60.00 per hectare per year or US$ 200.00 per hectare per year after year twelve). The concession will terminate if the annual validity fee and penalties are not paid during two consecutive years. However, any payment made for the year following one in which said obligations had not been complied with, apply to said year. Thus, unless paying twice, future annual payments will apply to the inmediate previous year. This situation will cause the extinction of the mining right if another year’s validity fee is not paid.

CHINA

Currency

The current monetary unit in China is the Renminbi.  Since 1993, the exchange rate has declined slightly from 8.45 Renminbi to US $1.00 to 8.28 Renminbi to US $1.00 at March 31, 2003.  The annual inflation rate has fluctuated between 8% and 16% over the years 1995 to 1997.  Efforts to combat inflation resulted in a deflation rate of 1.3% in1999.

Outward Remittance of Funds by Foreign Investors

China has a set of regulations relating to outward remittance by foreign investors of their share of net profits or dividends and final repatriation of their investments in foreign currency.  Subject to payment of applicable taxes and their paid-up subscribed capital contribution, foreign investors may remit out of China, in foreign exchange, profits or dividends derived from a source within China.  Remittance by foreign investors of some other amounts (including, for instance, proceeds of sale arising from a disposal by a foreign investor of any of his investment in China and a foreign investor’s distributable income derived from the assets of the foreign investment enterprise after its liquidations) out of China is subject to the approval of the State Administration of Exchange Control or its local branch office.

Environmental Law

In March 1994 the Chinese government adopted and promulgated China's Agenda 21 – White Paper on China's population, environment and development in the 21st Century.  This document put forward China's overall strategy, measures and program of action for sustainable development. The Environmental Protection Law of the People's Republic of China has established the basic principle for coordinated development between economic construction, social progress and environmental protection and defines the rights and duties of governments of all levels and of all individuals and corporations regarding environmental protection.  In addition China has enacted and promulgated many special laws in environmental protection, including the Law on the Prevention and Control of Water Pollution, Law on the Prevention and Control of Air Pollution and the Law on the Prevention and Control of Environmental Pollution by Solid Waste.  In addition, the Chinese government has enacted more than 30 administrative decrees regarding environmental protection.

Mineral exploration must be carried out in compliance with all environmental legislation and an environmental impact assessment report must be filed when applying for the establishment of a mineral exploration or mining corporation and when applying for a mining permit.

Costs incurred by the Company to comply with environmental regulations have been nominal compared to its exploration expenditures.

Mining Law

Natural resources in China are the property of the state.  A new Mineral Resources Law of the People's Republic of China came into force on January 1, 1997.  The recently created Ministry of Land and Resources (“MOLAR”) has assumed centralized and consolidated control over all mineral resources in China.  MOLAR and its provincial agencies are responsible for issuing exploration and mining permits, which represent the rights to explore and mine natural resources in China.

In early 1998 three regulations were promulgated regarding: Registering to Explore for Mineral Resources Using the Block System; Registering to Mine Mineral Resources; and Regulations for Transferring Exploration Rights and Mining Rights.  In late 2000, a new regulation was promulgated regarding Grant and Transfer of Mining Rights.  Applicants, including foreigners subject to certain registration and business license requirements, may apply to obtain exploration permits, which are granted in a priority system based on date of application.  Permit holders must pay an annual exploration fee ranging from 100 to 500 Renminbi per square kilometre.  Minimum exploration expenditures of 2000 Renminbi in the first year, 5000 Renminbi in the second year and 10,000 Renminbi in the third year for each square kilometre must be committed within an exploration permit. Generally, an exploration permit is valid for no more than three years but extensions may be granted for periods not to exceed three years for each extension.  Exploration programs must commence within six months of the issuance of the exploration permit.  Otherwise, fines are imposed depending on the size of the exploration permit.

A mining permit is required for any exploitation and mining activities, which can be obtained by applying to the appropriate government department.  The holders of exploration rights have priority to obtain mining permits on the same areas within the valid term and reserved term of the exploration permits.  Holders of mining permits are required to pay mining fees, which are calculated and payable annually, depending on the number of square kilometres within the mining permit.  If the mining project is large, the mining license is normally valid for a period of up to 30 years, 20 years for medium scale projects, and 10 years for small-scale projects.  Applications can be made to extend the mining period of the mining permits.

Given that the exploration permit or mining permit to be granted to an applicant was developed with state funds, the applicant may be required to pay a purchase price for those permits, which will be determined based on the assessment results of those permits by local mining industry assessors.

Exploration rights and mining rights can be transferred, with government approval, provided that, among other things, a minimum capital investment has been made and a minimum period has passed since the transferor's original acquisition of such rights.  Draft regulations designed to establish international practices that would include selling and transferring exploration and mining rights, acquisition of exploration rights and protection of mining rights are in progress.  Preferential policies to promote the comprehensive utilization of resources and exploration of China's undeveloped western region are currently being drafted.

The Chinese government has classified mineral exploration by foreign companies as being encouraged, allowed, restricted or prohibited, depending on the mineral.  Foreign investment in gold exploration and mining is restricted, and prior to April 2002, foreign investment companies involved in gold exploration and mining could only be established through a Sino-foreign joint venture.  However, commencing April 2002, wholly owned foreign investment enterprises can also be established to explore for gold.

Risk Factors

To date, the Company has had no revenue from the exploration activities on its properties.  The Company has not yet found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

History of Net Losses; Uncertainty of Additional Financing

The Company has incurred losses in most years of its operations.  The Company's deficit, accumulated during the exploration stage, as of December 31, 2002, was $56.8 million.  The Company does not currently have sufficient financial resources to undertake all of its planned exploration programs.  The exploration of the Company's properties therefore depends on the Company's ability to obtain additional required financing.  There is no assurance that the Company will be successful in obtaining the required financing, which could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties as disclosed herein.

Dividends Unlikely

The Company has not paid any dividends since the date of its incorporation, and it is not anticipated that dividends will be declared in the short or medium term.

Possible Loss of Interests in Exploration Properties; Possible Failure to Obtain Mining Licenses

The agreements pursuant to which the Company acquired its interests in properties provide that the Company must make a series of cash payments over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures.  If the Company fails to make such payments or expenditures in a timely fashion, the Company may lose its interest in those properties.  Further, even if the Company does complete exploration activities, it may not be able to obtain the necessary licenses to conduct mining operations on the properties, and thus would realize no benefit from its exploration activities on the properties.

Exploration Activities Inherently Risky

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored are ultimately developed into production.  At present, none of the Company's properties has a known body of commercial ore.  Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in extraction operations and the conduct of exploration programs.  Although the Company carries liability insurance with respect to its mineral exploration operations, the Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

The Company has relied and may continue to rely on consultants and others for construction and operating expertise.  The economics of developing mineral deposit properties is affected by many factors, including the cost of operations, variations of the material extracted, fluctuating natural resource markets, costs of processing equipment and such other factors as native claims, government regulations, including regulations relating to royalties, allowable production, importing and exporting of natural resources and environmental protection.  Depending on the price of any natural resources produced, the Company may determine that it is impractical to commence or continue commercial production.  There is no certainty that the expenditures to be made by the Company in the exploration of any of its properties as described herein will result in discoveries of commercial quantities of ore.  Most exploration projects do not result in the discovery of commercially mineable deposits of ore.  At present, none of the Company's properties or projects has a known deposit of ore.

Company at Exploration Stage Only; Limited Experience in Placing Properties Into Production

The Company has limited experience in placing mineral deposit properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  At present, none of the Company's personnel have any experience in actually operating mines.  There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places its mineral deposit properties into production.

Political Investment Risk; Political Instability in Peru and China

The Company's material mineral assets are currently located in Peru and China.  Its mining exploration and development activities may be affected in varying degrees by the extent of political stability and the nature of various government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business and/or its holdings.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety factors.  The Company's operations in Peru and China entail significant governmental, economic, social, medical and other risk factors common to all developing countries.  See " -- Economic Uncertainty in Developing Countries".  The status of Peru and China as developing countries may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

Economic Uncertainty in Peru and China

The Company's operations in Peru and China may be adversely affected by economic uncertainty characteristic of developing countries.  For example, Peru has experienced high rates of inflation for many years.  Although the governments of these countries have implemented economic stabilization plans designed to reduce inflation, there can be no assurance that such plans will be successful in controlling inflation levels, or that future governmental actions will not trigger an increase in inflation.  Additionally, changes in inflation rates and governmental actions to combat inflation can also affect currency values in such countries.  Any such changes could have a material adverse effect on the Company's results of operations and financial condition.

Operations in China are subject to risks relating to China's relatively recent transition to a market economy under socialism.  While China has recently permitted private economic activities, the government of China has exercised and continues to exercise substantial control over virtually every sector of China's economy through regulation and state ownership.  The Company's results of operations and financial condition may be adversely affected by political, economic and social uncertainties in China, changes in China's leadership, diplomatic developments and changes in the law and regulations of China.

Title Risks

The acquisition of title to resource properties is a very detailed and time-consuming process.  Title to and the area of resource concessions may be disputed.  The Company has conducted an internal investigation of title to its material resource properties and based on a review of records maintained by the relevant government agencies in each country in which the Company has title, its resource properties are registered in the name of the Company, its appropriate joint venture partner, the property vendor or a combination thereof.  There is no guarantee of title to any of the Company's properties.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  The Company has not surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed.

Third Party Reliance

The Company's rights to acquire an interest in certain resource properties may have been granted by third parties who themselves hold only a lease or an option to acquire such properties.  If such persons refuse to fulfill their obligations, the Company could lose its interest in the property and may have no recourse, as it does not have any direct contractual arrangements with the underlying property holders.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  The Company has received all necessary permits for the exploration work it previously conducted.  However, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any mining project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.  The Company is not currently covered by any form of environmental liability insurance; however, the costs incurred to date by the Company for compensation, fines and penalties have been nominal.  See " -- Insurance Risk", below.

Existing and possible future laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduced levels of production at producing properties or require abandonment or delays in development of new mining properties.

Insurance Risk

No assurance can be given that insurance to cover the risks to which the Company's activities are subject will be available at all or at economically feasible premiums. The Company currently maintains insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development.  As noted above, the Company carries liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of political risk insurance.  The Company is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including potential for pollution or other hazards as a result of the disposal of waste products occurring from production) is prohibitively expensive.  The payment of any such liabilities would reduce the funds available to the Company.  In the case of environmental compliance-related liabilities, if the Company is unable to fund fully the cost of remedying an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Competition

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable.  The Company also competes with other mining companies in the recruitment and retention of qualified employees.  The market for the Company's products tends to be commodity oriented rather than company oriented.  Accordingly, the Company expects to compete by keeping its production costs low through the judicious selection of properties to develop, and through keeping overhead charges controlled.

Fluctuation of Mineral Prices

Factors beyond the control of the Company may affect the marketability of any ore or minerals discovered.  Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors cannot accurately be predicted.

Foreign Currency Fluctuations

The Company carries out exploration activities in Peru and China which render it subject to foreign currency fluctuations.  However, the Company minimizes the risks associated with foreign currency fluctuations by holding a significant portion of its cash and short-term investments in U.S. dollars rather than the local currencies.  Since the Company's financial results are reported in Canadian dollars, the effect on its financial position and results is restricted to exchange rate fluctuations between the Canadian and U.S. dollars.

Repatriation of Earnings

Peru has no limitation on profit or capital remittances to foreign shareholders provided that all applicable Peruvian taxes have been paid.  However, there can be no assurance that additional restrictions on the repatriation of earnings in such countries will not be imposed in the future.

Chinese regulations provide that, subject to payment of applicable taxes, foreign investors may remit out of China, in foreign exchange, profits or dividends derived from a source within China.  Remittance by foreign investors of any other amounts (including, for instance, proceeds of sale arising from a disposal by a foreign investor of any of his investment in China) out of China is subject to the approval of the State Administration of Exchange Control or its local branch office.  There can be no assurance that additional restrictions on the repatriation of earnings in China will not be imposed in the future.

Dependence on Key Management Employees

The Company's development to date has depended, and in the future will continue to depend, on the efforts of key management employees.  Loss of any of these people could have a material adverse effect on the Company.  The Company does have consulting agreements with its key employees, which provide, among other things, that either party may terminate on thirty days notice. The Company does not have key man insurance with respect to any of its key employees.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Mineral Projects

BOKA GOLD PROJECT

Information on the Boka Gold Project, Yunnan Province, China set out herein has been obtained from the National Instrument 43-101F1 technical report entitled "Technical Report for Southwestern Resources Corp. on the Boka Gold Project, Yunnan Province, China" by L.D.S. Winter, P.Geo., dated March 5, 2003.

PROJECT DESCRIPTION AND LOCATION

On November 25, 2002 the Company signed an agreement with Team 209 of the Nuclear Industry of Yunnan Province, China regarding the Boka Gold Project.  Under the terms of the agreement, Southwestern can earn a 90% interest in approximately 170 square kilometres of exploration concessions and mining licenses by spending U.S. $4.0 million over a four year period and making a payment equivalent to U.S. $1.7 million in the fourth year.  Exploration expenditures are staged as to U.S. $500,000 in the first year, U.S. $1.0 million in the second year, U.S. $1.5 million in the third year, and U.S. $1.0 million in the fourth year.  Team 209 will retain a 10% carried interest and Southwestern is the operator of the project.

The Boka Gold Project is located in northeastern Yunnan Province, south China at 26o-29'N latitude; 103o-02'E longitude, approximately 2,000 km southwest of Beijing and 150 km north of Kunming, the provincial capital city.

The Boka Project is comprised of three Mining Permits (4.9 kilometres (km2)) and three Exploration Permits (168.0 km2) within Boka and Tuobuka townships, Dongchuan District of Kunming City, Yunnan Province which have been transferred to the Cooperative Joint Venture.

The Mining and Exploration permits are within a Cooperation Area of 560 km2.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Boka Project is located approximately 280 km by road (8.5 hour drive) north of Kunming, the provincial capital.  Presently, a new highway between Kunming and Dongchuan is under construction and once completed, Boka will be a 4.5 hour drive from Kunming.

Due to the elevation of about 1,900 metres (m), the Boka area which is at approximately 26.5oN latitude has a climate that varies from subtropical at the lower elevations to warm temperate at the higher elevations.  Usually the winter months are cool and dry with precipitation amounting to 600 mm to 1000 mm per year falling from April through October.

The current roads are adequate for the exploration phase of the Project, however, if at some time in the future it is necessary to move heavy/large equipment to the area, road improvements north of Dongchuan will be required.

The Company has acquired a brick compound from Team 209 where all personnel are accommodated.  Offices, eating facilities, etc. are available in the compound which is monitored by a security service.  The compound and area have full electrical service, the Boka area is within the Chinese mobile phone network and Internet access is available in the compound.

The city of Dongchuan, about 2.5 hours by road from the property should be able to provide most of the services required by the Project.  The Dongchuan copper deposit is close by and the city has provided service for the copper mining activities since the 1950’s.

The Boka Project area is located in the Yunnan - Guizhou Plateau within the Chang Jiang (Yangze) drainage area.  The major rivers are deeply incised and they appear, for the most part, to follow the major structural zones.

HISTORY

The Boka Gold zone was discovered by Team 807 of the Yunnan Ministry of Geology and Mineral Resources (MGMR) by stream sediment sampling and soil geochemistry in 1998.  Subsequent to discovering the mineralization, word spread of a new gold discovery and over 1,000 illegal miners moved into the area.  Team 209 purchased the Team 807 interest and in 2000, Team 209 set up a small mining operation and resolved the situation with the illegal miners.  Team 209 is presently producing about 150 kg of gold per year from a vat leaching operation situated adjacent to the Company's compound.  It is estimated that the average head grade of the ore being processed is 5 to 10 g/tonne gold.

Regional investigations by the Company led to the Boka region where miners were extracting gold from a number of pits and tunnels (adits) driven into the hillside.  Mr. Cheng, a Company geologist, arranged a visit and as a result recommended to the Company's management that they sign an exclusivity agreement with Team 209 and carry out a due diligence program.

Subsequently, the Company conducted an extensive two-month due diligence program on both a local and regional scale.  The Company considered the results of the due diligence program to be very positive and on August 25, 2002, Mr. John Paterson, the Company's President visited the property.  It was considered that the Boka system appeared to be large and of considerable economic interest and on August 28, 2002 a Letter Agreement was signed with Team 209.  Subsequently, the formal contract and articles of association dated November 25, 2002 were signed.

GEOLOGICAL SETTING

REGIONAL GEOLOGY

In eastern Yunnan and southern Sichuan provinces, the oldest exposed lithologic units are considered to be Middle to Late Proterozoic (1850 Ma - 850 Ma) eugeosynclinal sediments that form the western part of the Yangze Platform that was consolidated by the Jinningian Orogenic Movement at 850 Ma.  In eastern Yunnan these eugeosynclinal sediments form the Kunyang Group while in southern Sichuan Province they are referred to as the Huili Group.  The Kunyang Group is comprised of 8 formations containing slates, sandstones, siltstones, dolomites, andesitic to basaltic tuffs and volcanic-sedimentary units.  The slates are commonly carbonaceous and the dolomites may be silicified.  The Laoxue Formation, a muddy to sandy limestone, of the Kunyang Group hosts the Dongchuan copper-bearing strata to the south of the Boka Property.

This sequence of geologic events has produced the geological setting for the Boka gold deposits.  The oldest units are the Middle to Late Proterozoic formations which in general trend north-south and exhibit gentle open folds.  Unconformably overlying the Proterozoic units are Paleozoic sediments - Cambrian to Permian in age, followed by later Mesozoic sediments.  The Permian Ermeishan flood basalts are extensively developed east of the area and the Xiaojiang Fault (River).  The Xiaojiang Fault is one of the major structures of the Devonian - Permian rift zone, extends for 100's of kilometres and is still seismically active.  The north-south section of the Jin Sha Jiang River immediately to the west of the Boka site is also considered to follow a branch of the rift zone.

PROPERTY GEOLOGY

The Boka Project area is underlain by a sequence of essentially unmetamorphosed to lower greenschist facies Middle to Late Proterozoic sediments exposed in a window of "basement" rocks surrounded by Paleozoic sediments and basalts mainly to the south and east.  The sequence from bottom to top commences with various sandstones followed by a chloritic slate, calcareous siltstones, carbonaceous slates, calcareous sandstones and limestone at the top.  These units are considered to be part of the Kunyang Group.

Geological mapping and compilation by the Company indicates that this sequence has been gently folded about north-south trending axes into broad open folds that may plunge at low angles to the south.

The sedimentary package has been affected by west-verging thrust faulting which appears to have been mainly confined to the less competent shale/slate horizons between the more competent dolomites and sandstone/siltstone units.  These deformation zones exhibit ductile-brittle type deformation and are, at least in part, the locus for the gold mineralization.  These thrusts may also have produced a tectonic thickening of the shale/slate sedimentary package.

At present, the main stratigraphic interval of interest is that which hosts the Boka 1 - Boka 11 Mineralized Horizon.  This horizon trends north-south, dips 30o-40o east and extends to the Boka 7 Zone 2 to 3 km to the south.  Additional mineralized horizons / structural domains have been recognized below this main horizon at both Boka 7 and Boka 11, however, no work has been done on these horizons to date.  The situation at Boka 8 is unclear and further work is required to determine the structural / stratigraphic situation in this area.

Approximately east-west trending, shallow dipping cross structures, possibly tear faults related to the thrusting, have divided the sedimentary package into a series of blocks with what appears to be south-side up relative movement.

Small bodies of gabbro as dykes and sills are intrusive into the thrust faults and cross-cutting structures.

EXPLORATION

Following the signing of the formal contract and articles of association, the Company began to evaluate the Project in the fourth quarter of 2002.  The work currently in progress consists of:

-

detailed topographic surveying of the Boka 1 area.

-

identification and surveying of all the tunnels excavated by artisanal miners.

-

sampling of tunnels.

-

driving of 5 exploration tunnels, of which one has been completed.

-

regional exploration work at Boka 11 involving tunnel surveying and sampling and regional geological mapping.

-

diamond drilling.  Currently four drills are operating on the property.  A total of 9000 m is planned and when it is completed the results of the program will be reviewed.

MINERALIZATION

The Company has only been actively exploring the Boka Project area since October 2002 so that the understanding of the geology of the deposit and the mineralization is at a very early stage.  However, the general characteristics of the mineralization as presently understood are presented in the following section

-

the mineralization is hosted, at least in part, in ductile-brittle deformation zones that are considered to be west-verging thrust faults that appear to be contained in less competent black carbonaceous shales/slates between more competent dolomites and/or sandstones.  This package of deformed shales/slates is referred to as the Mineralized Horizon in this summary.  Generally there is little foliation or cleavage development outside the deformation zones.  The thrusting may have produced a tectonic thickening of the shale/slate sedimentary package.

-

the Boka Property lies on the eastern flank of a major north-south rift - the Panxi Rift - developed during Devonian to Permian time.  These north-south structures, which are still active, were used as conduits by the magma that produced the Permian age, Ermeishan flood basalts and associated gabbro dykes and sills.  Small bodies of gabbro (altered) occur within the Mineralized Horizon.

-

mineralization is localized within the carbonaceous shales-slates/ductile-brittle deformation zones as well as in more steeply dipping, cross-cutting structures.  The gold values appear to be concentrated within these specific structural/"stratigraphic" intervals with lower values in the intervening units.  These structural/"stratigraphic" intervals are referred to as Gold-bearing Zones in this report.

-

preliminary petrographic work suggests that the mineralization appears to consist of an early pyrite (with minor millerite) plus iron carbonate replacement phase (Phase 1) in which concentrically zoned concretion-like features (lithic fragments) were formed.  These early pyrite-iron carbonate (Phase 1) lithic fragments in turn are hosted in a matrix (Phase 2) of pyrite-iron carbonate-gold-quartz mineralization.  It has been suggested that the Phase 1 mineralization may be a sulphide-carbonate facies iron formation.

-

there is a strong correlation between Au and Fe and Ni, Cu, Se, Te, In and Sb in the samples from tunnel XG15.  The strong correlation between Au and the other metals implies a direct relationship during deposition rather than the imposition of Au on a pre-existing zone.

In summary, the Boka mineralization is considered to be the product of a large mineralizing system with host lithologies being Middle Proterozoic age carbonaceous shales/slates and minor siltstones, sandstones, mudstones and carbonate units.  The region has been subjected to at least 4 periods of tectonic activity.  The gold mineralization appears to have been deposited under ductile to brittle conditions in thrusts and associated structures preferentially located in the carbonaceous shales/slates.  The grade of regional metamorphism is quite low and the alteration associated with the mineralization appears to be limited.  The Boka area lies within the Panxi rift, the site of Devonian to Permian extensional tectonics and significant Permian age igneous activity.

GENERAL

The Boka gold deposit was identified in 1999 by Team 807 through a regional stream sediment sampling program.  Subsequently, Team 209 commenced to mine the deposit by means of various small tunnels and is producing in the order of 150 kg per year from their vat leach operation.

The Company has identified in the order of 134 tunnels driven by the artisanal miners.  These miners did not receive a daily wage for their efforts but were compensated by the gold they produced, either as a panned concentrate or more recently by what is delivered to the Team 209 treatment facility.  It appears that these miners determined whether a tunnel or zone was payable by panning small samples of wall rock to determine if gold colours were present in the pan.  Based on discussions with the Chinese geologists and from observations, it would appear that this approach established a "cut off grade" for the artisanal miners in the 5 g/t Au range.  During work in the tunnels, it was obvious that certain areas were very productive, in that a network of tunnels had been developed to follow mineralization along strike and up and down dip.  Tunnel PD6 is a good example of this where the tunnel network exists over an area approximately 100 m by 100 m and with stoped (mined) areas up to 9-10 m high.

Boka 1 South is reported by the Chinese geologists to contain good grade gold mineralization, however, at present many of the tunnels have been closed off by Team 209 to keep illegal miners from exploiting the area.  The Chinese geologists report that gold can be panned from most tunnels in the Boka 1 South area.

In addition to the Mineralized Horizon, which is considered to host the Boka 11, Boka 1 and Boka 7 Zones between surface elevations of approximately 1600 m and 1850 m, there is another Mineralized Horizon at an elevation of about 1450 m as reported south of Boka 7 and as observed north of and below, Boka 11.  This horizon has not been evaluated to date by the Company.

No detailed studies have been done on the distribution of the coarse gold and the available information is anecdotal in nature, however, it does illustrate the widespread occurrence of visible gold in the tunnels that have been driven into the Boka deposit.  The "nugget effect" observed in the sampling of tunnels PD6 and XG15 is probably due to the irregular distribution of gold in the mineralization.

DRILLING

The current drilling program includes the use of four diamond rigs and a 9000 metre program is planned with drill holes generally 200 metres apart.

The core is placed in plastic trays at the drill site with plastic markers at the appropriate metrages.  It is then transported by truck to the core storage facility which is a concrete building that can be securely closed off.  The core is logged into a computer logging system, sample intervals are marked and recorded and then the core is set aside for sampling.  The core is split with one half being retained and one half is sent for analysis in security sealed sample bags to the Langfang Institute for sample preparation, after which, a 1000 gm, -10 mesh sample split is sent to ALS Chemex Laboratories, Vancouver for analysis.

The Mineralized Horizon trends approximately north-south and dips on average 30o east.  Most of the holes are being drilled approximately perpendicular to the strike and at minus 75o so any mineralized intercepts will be approximately true width.

The purpose of the drilling is:

1.

To determine the "stratigraphy" in the Boka 1 - Boka 11 area,

2.

To determine the distribution of mineralization within the Boka 1 - Boka 11 stratigraphy and,

3.

To determine the nature of and the tenor of the gold/silver mineralization within the Boka 1 - Boka 11 "stratigraphy".

Drill core samples from holes B02-01 and B02-02 are currently being processed by ALS Chemex Laboratories in Vancouver, B.C.

SAMPLING AND ANALYSIS

The initial work by The Company in the Boka Property began in mid-October 2002 and since that time the program has been moving quite quickly which has resulted in changes in sampling approaches and procedures as new information came available.

As a means of quickly evaluating the Boka Mineralized Horizon and contained Gold-bearing Zones, the Company began a program of surveying and then sampling of the tunnels that had been driven by the artisanal miners.  The wall of these tunnels are normally covered with a thin layer of "crud" created by a combination of moisture in the air and dust from mining/blasting in the tunnels.

During the due diligence work vertical chip samples were taken, however, when the tunnel sampling program was started in October, horizontal chip samples were taken along one wall of a tunnel for a predetermined sample interval that was usually in the 2 m to 5 m range.  Prior to sampling, the "crud" was scrapped from the wall as best as possible and then the horizontal sample was taken by chipping rock fragments from the tunnel wall into a cloth sample bag.  The bag was then ticketed, closed, combined with other samples in a larger bag and sent to the Langfang Institute of Geochemical and Geophysical Exploration (1S0 9001 Certification), Langfang, Hebei Province, approximately 60 km from Beijing.  Samples were ground and pulverized and then digested in aqua regia after which they were analyzed by atomic absorption (AA) for gold, silver, copper, nickel, arsenic, antimony and bismuth. In late December, check samples from tunnel XG15, which had previously yielded gold assays up to 374.4 g/t Au, were sent to ALS Chemex Laboratories in Vancouver.  Due to the high gold values and the observation of coarse free gold in several tunnels, these check samples were assayed using the Screen Fire Assay Method.  (This technique is also referred to as a pulp and metallics assay).  The results of this check work showed apart from one sample, significantly higher gold values using the Screen Fire Assay Method.

The Screen Fire Assay Method is a more accurate method where there is coarse free gold, hence the check samples are more precise than the original assay results.  As a result of this new information, all drill core samples are now being assayed using Screen Fire Assay Method

The Company has taken in the order of 1000 tunnel samples with sampling continuing on a daily basis in Boka 1, North and South and Boka 11.  The area being sampled is approximately 2400 m north-south and over a stratigraphic interval of close to 200 m.

The tunnel sampling was undertaken to ascertain the grades of gold mineralization that might be encountered in the Project area.  It was not undertaken to sample any specific unit or structure, however, as the situation has evolved it became evident that the tunnels contained zones of higher grade mineralization, associated with deformation zones, quartz-carbonate-sulphide veining and in some cases heavy sulphide mineralization, separated by less deformed zones containing low grade to anomalous levels of gold mineralization.  Therefore, the tunnel samples must be considered to represent various types of materials exhibiting a wide range of values.  Also, an individual tunnel should not be considered to expose the true width of the mineralization.

Drill core samples consist mainly of two types of material, solid drill core and broken drill core which consists of broken pieces of core varying from sand size to 20 mm +/-.  Currently the solid core is being split, however, a diamond saw is on order and the core will be sawed as soon as the saw is available.  The broken core is sampled by splitting the broken material longitudinally into the required sample.  The remaining material is retained on site for review, resampling, etc. as required.  The drill core samples are each placed in a sample bag, are sealed and then shipped in larger sealed rice bags to the Langfang Laboratories for sample preparation.  The core is currently stored in plastic trays in a secure concrete building.

The Langfang Institute of Geochemical and Geophysical Exploration (Certification ISO 9001) is a well regarded analytical laboratory in Langfang, Hebei Province, approximately 60 km from Beijing.  Tunnel and exploration samples are digested in aqua regia acid for digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are determined by atomic absorption.

At the Langfang Institute, the drill core samples are prepped to -10 mesh at which point a 1 kilogram (1000 gm) sample split is taken.  This material is sent by airfreight to ALS Chemex Laboratories in Vancouver and the balance of the sample is stored at Langfang.  All drill core samples are being assayed using the Screen Fire Assay Method.

ALS Chemex is an ISO 9001: 2000 registered Laboratory that is actively pursuing accreditation for ISO 17025 under CAN-P-1579 "Guidelines for Accreditation of Mineral Analysis Testing Laboratories".

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are being routinely analyzed for precision at ALS Chemex, Vancouver, B.C.

SECURITY OF SAMPLES

The drill core and tunnel samples are transported in security-sealed bags for preparation at the Langfang Institute of Geochemical and Geophysical Exploration in Langfang, 60 km from Beijing.  Here the drill core samples are prepped and then a 1000 gm -10 mesh split is sent to ALS Chemex Laboratories in Vancouver.  The tunnel samples are analyzed in Langfang.

MINERAL RESOURCE AND RESERVE ESTIMATES

There are no mineral resources or mineral reserves defined.

MINING OPERATIONS

The Project is at an exploration stage.  There are no mining operations on the Property operated by the Company.  Artisanal miners in conjunction with Team 209 are working some of the tunnels on the property through an agreement with the Company.

EXPLORATION AND DEVELOPMENT

The Joint Venture has approved a one Phase, 6 month exploration program for the Project.  The program, including 5000 m of drilling and with an expenditure of $US800,000 is currently in progress.

Human Resources

In order to carry out its business activities in Canada, Peru and China, the Company employs approximately 25 people on either a salaried or contract basis.  The Company also engages various other independent contractors from time to time to supply work on specific projects and property programs.

ITEM 5:  SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1  ANNUAL INFORMATION

The following selected consolidated financial data for the Company should be read in conjunction with the Company's audited financial statements.

(Canadian Dollars in Thousands Except Per Share Amounts)

(Audited) Years Ended Dec. 31,

	2002	2001	2000
Financial Results:

Foreign exchange loss (gain)	$128	$(646)	$(606)
General and administrative expenses	2,326	2,053	2,475
General exploration	1,789	955	1,133
Mineral property costs written off	4,479	6,957	2,061

Loss before undernoted items	(8,781)	(9,393)	(5,141)
Interest and other income	383	868	1,005
(Loss) gain on investments in affiliated companies	1,295	(267)	2,130
Loss on sale of capital assets	(115)	-	-
Write-down of investments	(976)	(2,598)	(1,022)
Non-controlling interest (Canabrava)	-	-	609
Equity in earnings (loss) of affiliated companies	(5,315)	(1,588)	81

Net loss	(13,509)	(12, 978)	(2,338)

Loss per share	(0.85)	(0.83)	(0.17)

Financial Position:
Working capital	5,034	10,313	8,752
Resource properties	12,241	15,834	19,954
Investments	6,437	10,854	14,201
Total assets	24,426	37,861	43,516
Share capital	80,879	80,974	71,066
Deficit	(56,863)	(43,354)	(27,704)

Number of common shares issued	16,548	16,459	15,332

QUARTERLY FINANCIAL INFORMATION

(Dollars in Thousands Except Per Share Amounts)

2002 Fiscal Quarter Ended	December 31	September 30	June 30	March 31

Interest and other income	$ 109	$109	$ 80	$ 85
(Loss)/ Earnings	(9,385)(1)	694(2)	(2,100)	(2,718)
(Loss)/ Earnings per share (5)	(0.59)	0.04	(0.13)	(0.17)
2001 Fiscal Quarter Ended
	December 31	September 30	June 30	March 31
Interest and other income	$ 117	$163	$ 181	$ 407
(Loss)/ Earnings	(8,231)(3)	(655)	(4,002)(4)	(90)
Loss per share (5)	(0.51)	(0.04)	(0.27)	(0.01)

(1)

Includes the write-off of properties in Peru and Chile ($2,585,000) and an increase in the equity in losses of affiliates, relating primarily to the write-off of mineral properties in Brazil ($4,992,000).

(2)

Earnings reflect a gain of $1,171,000 on shares issued by affiliated companies.

(3)

Includes the write-off of properties in China and Peru ($4,163,000), the write-down of investments in Unirex Corporation and Maxy Oil and Gas Inc. ($2,415,000) and the Company’s equity in the losses of affiliated companies ($1,235,000).

(4)

Relates primarily to the write-off of properties in Peru ($2,501,000).

(5)

Fully diluted (loss)/earnings per share has not been presented as it is anti-dilutive.

5.2  DIVIDEND POLICY

The Issuer has not, since its incorporation, paid any dividends on any of its shares and presently has no intention of paying dividends.  The future dividend policy will be determined by the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

ITEM 6:  MANAGEMENT’S DISCUSSION AND ANALYSIS

Description of Business

The Company is a development stage mineral exploration company engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially with the potential to host gold, silver, and base metals primarily in Peru and China.

The Company conducts its exploration independently as well as through joint venture agreements with third parties, referred to as joint ventures, whereby the third party earns an interest in the Company’s property by fulfilling terms as outlined in the agreement.  The majority of joint venture agreements are structured in such a way so as to allow an interested party to earn an interest in a project by making certain expenditures on the Company’s properties over a period of time.  Typically, the partner may earn up to a 70% interest in the property by funding all or a portion of the exploration costs and 100% of the development and construction costs required to bring a mine into operation.  The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project.

In September 2002, the Company’s Chilean subsidiary, Minera Southwestern Chile was wound up and all of the assets were written off.

In June 2001, the Company changed its name from Southwestern Gold Corporation to Southwestern Resources Corp.

Management maintains a system of internal controls to obtain assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities.  The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

Results of Operations

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

The consolidated loss for the year ended December 31, 2002 was $13,509,000 or $0.85 per share compared with a loss of $12,978,000 or $0.83 per share in 2001.  The increase reflects lower interest income, a rise in the Company’s share of losses of affiliated companies, higher foreign exchange losses, and a rise in general exploration and administrative expenses.  This is partially offset by a reduction in resource property costs written off and investment write downs, and higher gains resulting from shares issued by affiliated companies.

General and administrative expenses increased by $273,000 during 2002 reflecting higher investor relations costs and consulting fees partially offset by a reduction in corporate expenses.  Investor relations expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities.  In 2002, a one-time cost of approximately $352,000 (US$225,000) was incurred to reprint and disseminate, to at least 250,000 potential investors, a third party editorial containing information regarding the Company.

General exploration expense relates to expenditures of a general reconnaissance nature along with some of the costs of maintaining the Company’s foreign exploration offices.  The current year’s general exploration expense of $1,789,000 includes that portion of resource property expenditures which was charged to expense during the year.  General exploration expense amounted to $955,000 in 2001.

A total of $4,479,000 in resource property costs was written off during the year relating to projects in Peru ($4.0 million) and Chile ($0.4 million) that were abandoned.  In comparison, $6,957,000 of such costs were written off during 2001.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars.  The current year loss of $128,000 compared to a gain of $646,000 in 2001 reflects, on average, a stronger Canadian dollar in 2002 against its US counterpart with the most significant rise occurring in the second quarter of 2002.

Interest and other income of $383,000 is comprised of interest earned on cash balances and management fees charged to affiliated companies pursuant to administrative services agreements. The decrease of approximately $485,000 resulted from lower interest rates and reduced cash balances which was partially offset by an increase in management fees.  In addition, with respect to the Company’s Chilean subsidiary, the disposition of accumulated value added taxes and tax losses in 2001 amounted to approximately $210,000 and was recorded as other income.

During the year, the Company wrote off four of its investments, namely Empire Petroleum Corporation ($636,000), Unirex Corporation ($85,000), Paramount Ventures and Finance Inc. ($49,000), and Consolidated Jaba Inc. ($206,000).  A total of $2,598,000 was recorded in 2001 as a write down of investments.

Aurora Platinum Corp. (“Aurora”), Canabrava Diamond Corp. (“Canabrava”), and Maxy Oil & Gas Inc. each issued common shares during the course of the year.  Consequently, the Company recorded gains of $1,295,000 as a result of its deemed dispositions of interest in these companies.  Similarly, losses of $267,000 were recorded in 2001.  The Company also recorded a total of $5,315,000 as its equity in the losses of Canabrava, and Aurora.

Year Ended December 31, 2001 compared to Year Ended December 31, 2000

In December 2000, the Company changed the method of recording its interest in Canabrava, which was previously a controlled subsidiary, from consolidation to the equity basis for presentation of its current year balance sheet. However, the results of operations of Canabrava have been consolidated with those of the Company for the year ended December 31, 2000 and presented using the equity basis thereafter.  Consequently, the comparisons regarding results of operations between the years ended December 31, 2001 and 2000 may not be meaningful.

The consolidated loss for 2001 was $12,978,000 or $0.83 per share compared with a loss of $2,338,000 or $0.17 per share in 2000.  The significant components of the increase are resource property costs written off during the year, write-down of investments, and a rise in the Company’s share of losses of affiliated companies.  This is partially offset by a reduction in general and administrative costs and general exploration.

General and administrative expenses decreased by $422,000 during 2001 reflecting the change in accounting for Canabrava which was partially offset by increases in salaries, consulting and legal fees, rent, and investor relations.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars.  The current year gain of $646,000 compared to a gain of $606,000 in 2000 reflects a gradual weakening of the Canadian dollar against the US currency during the current year which is somewhat offset by the change in accounting for Canabrava.

General exploration expense relates to expenditures of a general reconnaissance nature along with some of the costs of maintaining the Company’s foreign exploration offices.  The current year’s general exploration of  $955,000 includes that portion of resource property expenditures which was charged to expense.

A total of $7.0 million in resource property costs was written off during the year relating to projects in Peru ($4.8 million) and China ($2.2 million) that were abandoned.  In comparison, $2.1 million of such costs was written off during 2000.

The decrease in interest and other income reflects the change in accounting for Canabrava combined with lower interest rates.  The decrease was partially offset by the sale of the Company’s accumulated value added taxes and tax losses of its Chilean subsidiary during the first quarter of 2001.

Three of the Company’s investments were written down during the year, namely   Maxy Oil & Gas Inc. (“Maxy”) by $1,081,000, Unirex Corporation (“Unirex”) by $1,334,000, and Paramount Ventures and Finance Inc. by $183,000.  A total of $1,022,000 was recorded in 2000 as a write down of investments.

Aurora and Canabrava each issued common shares during the course of the year.  Consequently, the Company recorded losses of $267,000 as a result of its deemed dispositions of interest in these companies.  Similarly, gains of $2,130,000 were recorded in 2000.  The Company also recorded a total of $1,588,000 as its equity in the losses of Aurora, Canabrava, and Maxy.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital as at December 31, 2002 was $5.0 million compared with $10.3 million as at December 31, 2001.

The decrease of $5.3 million is primarily attributed to resource property expenditures of $0.8 million ($1.0 million on a cash basis), the acquisition of the Company’s common shares pursuant to its normal course issuer bid of $0.5 million, operating expenditures of $3.7 million, additions to capital assets of $0.1 million and additional investments in Aurora, Pacific Minerals Inc. and Canabrava of $0.6 million.  This was partially offset by share issuances of $0.4 million

The carrying value of resource properties declined by approximately $3.6 million due to the write - off of resource property costs in Peru totalling $4.0 million and in Chile totalling $0.4 million.  Resource property expenditures of approximately $0.8 million were incurred during 2002.

Investments declined by $4.4 million resulting from write-downs of approximately $1.0 million, and the recording of the Company’s portion of equity losses in affiliated companies of $5.3 million which was partially offset by additional purchases of shares of $0.6 million as well as gains on shares issued by affiliates of $1.3 million.

Share capital decreased by $95,000 to $80.9 million due to the acquisition of 170,100 common shares valued at $459,000 pursuant to the Company’s normal course issuer bid.  This was partially offset by proceeds from share issuances of $364,000.

At December 31, 2002, Southwestern had 1,105,816 share purchase warrants outstanding with an exercise price of $3.75 expiring in June 2003. These warrants relate to a private placement completed in 2001.  In January 2003, 1,000,132 of these warrants were exercised for proceeds of $3.8 million.

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. As a result of stock options granted to non-employees, the Company recognized $122,384 as stock-based compensation expense and included this amount in contributed surplus.

On April 18, 2002 the Company entered into a letter agreement with Compania de Minas Buenaventura S.A.A. (“Buenaventura”) to sell its 50% interest in the Poracota Property in Peru for U.S. $4.5 million over a three year period.  Under the terms of the agreement, Buenaventura made a payment to Southwestern of U.S. $100,000 and is to make staged payments of U.S. $200,000 in August 2003, U.S. $300,000 in February 2005 and U.S. $3.9 million in February 2006.

On November 25, 2002 the Company signed an agreement with Team 209 of the Nuclear Industry of Yunnan Province, China regarding the Boka Gold Project.  Under the terms of the agreement, Southwestern can earn a 90% interest in approximately 170 square kilometres of exploration concessions and mining licenses by spending U.S. $4.0 million over a four year period and making a payment equivalent to U.S. $1.7 million in the fourth year.  Exploration expenditures are staged as to U.S. $500,000 in the first year, U.S. $1.0 million in the second year, U.S. $1.5 million in the third year, and U.S. $1.0 million in the fourth year.  Team 209 will retain a 10% carried interest and Southwestern is the operator of the project.

The Company's main source of liquidity is its cash and cash equivalents.  However, this is supplemented by interest earned, and these sources of cash are considered sufficient to meet near-term financial requirements.

Outlook

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production.  At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include political and economic risks of operating in foreign jurisdictions, statutory and regulatory requirements, fluctuations in mineral prices and foreign currencies, share price volatility and uncertainty of additional financing.

The Company expects to focus the majority of its exploration activities in Peru and China and will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk.  As a mineral exploration company, the future liquidity of Southwestern will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets. In management's view, the Company's cash position is more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

ITEM 7:  MARKET FOR SECURITIES

The common shares of the Issuer are listed on the Toronto Stock Exchange (“TSX”) under the symbol SWG.

ITEM 8:  DIRECTORS AND OFFICERS

Name & Residence	Position with the Company	Principal Occupation, Business or Employment	Director Since
George H. Plewes Pembrooke, Bermuda	Chairman of the Board & Director	Chairman of the Board of the Company, Canabrava Diamond Corporation (public mineral exploration company), Aurora Platinum Corp. (public mineral exploration company).	1991
John G. Paterson Vancouver, British Columbia	President and Chief Executive Officer	President & Chief Executive Officer of the Company; Director of Lake Shore Gold Corp. (public mining company), President & Director of Superior Diamonds Inc. (public mining company); President of Glengarry Resource Management Inc. (private consulting company).	1991
Daniel G. Innes West Vancouver, British Columbia	Director	Vice-President, Exploration of the Company; President & Director of Aurora Platinum Corp.; Director of Canabrava Diamond Corporation; President & Director of Lake Shore Gold Corp.; President, D.G. Innes & Associates Ltd. (private consulting company).	1993
David W. Black(1)(2) Vancouver, British Columbia	Director	Partner in the law firm DuMoulin Black, Barristers and Solicitors, Vancouver B.C.	2000
John J. Fleming (1)(2) Calgary, Alberta	Director	President of Bonanza Energy Ltd. (private oil & gas company).	1994
James B. Hume(1)(2) Calgary, Alberta	Director	President and CEO of the Kahanoff Group of companies based in Alberta, which includes the Kahanoff Foundation (private foundation), Calyx Investments Ltd. and Kanesco Holdings Ltd.	2002
Parkash K. Athwal Ladner, British Columbia	Vice President, Finance and Chief Financial Officer	Vice President, Finance and CFO of the Company, Canabrava Diamond Corp. and Aurora Platinum Corp.; Chief Financial Officer of Superior Diamonds Inc. and Lake Shore Gold Corp.	N/A
Thomas W. Beattie West Vancouver, British Columbia	Vice President, Corporate Development and Corporate Secretary

Vice President, Corporate Development and Corporate Secretary of the Company, Canabrava Diamond Corp. and Aurora Platinum Corp.; Director of Superior Diamonds Inc. and Lake Shore Gold Corp.; President, Westvista Management Inc. (private consulting company).

			N/A

(1)  Member of Audit Committee

(2)  Member of Compensation Committee

As at April 7, 2003, the directors and senior officers of the Company as a group owned beneficially, directly or indirectly, or exercised control or direction over 27.07% of the outstanding common shares of the Company.

The term of office of each director expires at the next annual meeting of shareholders of the Company presently scheduled for June 5, 2003.

8.1  Corporate Cease Trade Orders Or Bankruptcies

No director, officer, promoter or other member of management of the Issuer is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than thirty consecutive days was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or appointed to hold the assets of that director, officer or promoter.

8.2  Penalties Or Sanctions

No director, officer, promoter or other member of management of the Issuer has, during the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

8.3  Individual Bankruptcies

No director, officer, promoter or other member of management of the Issuer has, during the ten years prior to the date hereof, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

8.4  Conflicts Of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests which they may have in any project or opportunity of Southwestern. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and, if necessary, abstain from voting on such matter.

To the best of the Company’s knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among Southwestern, its promoters, directors, officers or other members of management as a result of their outside business interests except that certain directors and officers of Southwestern are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations (such as Canabrava Diamond Corporation and Aurora Platinum Corp.), partnerships or joint ventures which could be potential competitors of Southwestern. Situations may arise in connection with potential acquisitions where the other interests of these directors and officers may conflict with the interests of Southwestern.  Directors and officers of Southwestern with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

ITEM 9:  ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities, and interest of insiders in material transactions, is contained in the Company’s information circular for the Annual Meeting of Shareholders scheduled to be held on June 5, 2003.  Additional financial information is provided in the Company’s comparative financial statements for the years ended December 31, 2002 and 2001 and the Company’s 2002 Annual Report.  A copy of these documents may be obtained upon request from the Company at 1650 - 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6.

Southwestern Resources Corp.

Management’s Discussion and Analysis

Of Financial Condition and Results of Operations

December 31, 2002 and 2001

Introduction

Southwestern Resources Corp. (“Southwestern or the “Company”) is a development stage mineral exploration company engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially with the potential to host gold, silver, and base metals primarily in Peru and China.

The Company conducts its exploration independently as well as through joint venture agreements with third parties, referred to as joint ventures, whereby the third party earns an interest in the Company’s property by fulfilling terms as outlined in the agreement.  The majority of joint venture agreements are structured in such a way so as to allow an interested party to earn an interest in a project by making certain expenditures on the Company’s properties over a period of time.  Typically, the partner may earn up to a 70% interest in the property by funding all or a portion of the exploration costs and 100% of the development and construction costs required to bring a mine into operation.  The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project.

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company as at December 31, 2002 and 2001 and the related notes thereto contained herein. The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles except as described in Note 15 to the audited consolidated financial statements. There are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States. Unless otherwise indicated, all currency is reported in Canadian dollars.

Accounting Policies

The Company’s accounting policies are set out in Notes 2 and 15 of the audited consolidated financial statements. There are two policies that due to the nature of the mining business may not be readily understood. These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount provision is made for impairment in value.

Under United States generally accepted accounting principles (“US GAAP”), the Company expenses all costs relating to the acquisition and exploration of its mineral properties prior to the establishment of proven and probable reserves. After that point, these costs are capitalized as development costs. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method.

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity.

The Company adopted the intrinsic value method for stock based awards made to employees, officers and directors whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

Results of Operations

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

The consolidated loss for the year ended December 31, 2002 was $13,509,000 or $0.85 per share compared with a loss of $12,978,000 or $0.83 per share in 2001.  The increase reflects lower interest income, a rise in the Company’s share of losses of affiliated companies, higher foreign exchange losses, and a rise in general exploration and administrative expenses.  This is partially offset by a reduction in resource property costs written off and investment write downs, and higher gains resulting from shares issued by affiliated companies.

General and administrative expenses increased by $273,000 during 2002 reflecting higher investor relations costs and consulting fees partially offset by a reduction in corporate expenses.  Investor relations expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities.  In 2002, a one-time cost of approximately $352,000 (US$225,000) was incurred to reprint and disseminate, to at least 250,000 potential investors, a third party editorial containing information regarding the Company.

General exploration expense relates to expenditures of a general reconnaissance nature along with some of the costs of maintaining the Company’s foreign exploration offices.  The current year’s general exploration expense of $1,789,000 includes that portion of resource property expenditures which was charged to expense during the year.  General exploration expense amounted to $955,000 in 2001.

A total of $4,479,000 in resource property costs was written off during the year relating to projects in Peru ($4.0 million) and Chile ($0.4 million) that were abandoned.  In comparison, $6,957,000 of such costs were written off during 2001.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars.  The current year loss of $128,000 compared to a gain of $646,000 in 2001 reflects, on average, a stronger Canadian dollar in 2002 against its US counterpart with the most significant rise occurring in the second quarter of 2002.

Interest and other income of $383,000 is comprised of interest earned on cash balances and management fees charged to affiliated companies pursuant to administrative services agreements. The decrease of approximately $485,000 resulted from lower interest rates and reduced cash balances which was partially offset by an increase in management fees.  In addition, with respect to the Company’s Chilean subsidiary, the disposition of accumulated value added taxes and tax losses in 2001 amounted to approximately $210,000 and was recorded as other income.

During the year, the Company wrote off four of its investments, namely Empire Petroleum Corporation ($636,000), Unirex Corporation ($85,000), Paramount Ventures and Finance Inc. ($49,000), and Consolidated Jaba Inc. ($206,000).  A total of $2,598,000 was recorded in 2001 as a write down of investments.

Aurora Platinum Corp. (“Aurora”), Canabrava Diamond Corp. (“Canabrava”), and Maxy Oil & Gas Inc. each issued common shares during the course of the year.  Consequently, the Company recorded gains of $1,295,000 as a result of its deemed dispositions of interest in these companies.  Similarly, losses of $267,000 were recorded in 2001.  The Company also recorded a total of $5,315,000 as its equity in the losses of Canabrava, and Aurora.

In September 2002, the Company’s Chilean subsidiary, Minera Southwestern Chile was wound up and all of the assets were written off.

Year Ended December 31, 2001 compared to Year Ended December 31, 2000

In December 2000, the Company changed the method of recording its interest in Canabrava, which was previously a controlled subsidiary, from consolidation to the equity basis for presentation of its current year balance sheet. However, the results of operations of Canabrava have been consolidated with those of the Company for the year ended December 31, 2000 and presented using the equity basis thereafter.  Consequently, the comparisons regarding results of operations between the years ended December 31, 2001 and 2000 may not be meaningful.

In June 2001, the Company changed its name from Southwestern Gold Corporation to Southwestern Resources Corp.

The consolidated loss for 2001 was $12,978,000 or $0.83 per share compared with a loss of $2,338,000 or $0.17 per share in 2000.  The significant components of the increase are resource property costs written off during the year, write-down of investments, and a rise in the Company’s share of losses of affiliated companies.  This is partially offset by a reduction in general and administrative costs and general exploration.

General and administrative expenses decreased by $422,000 during 2001 reflecting the change in accounting for Canabrava which was partially offset by increases in salaries, consulting and legal fees, rent, and investor relations.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars.  The current year gain of $646,000 compared to a gain of $606,000 in 2000 reflects a gradual weakening of the Canadian dollar against the US currency during the current year which is somewhat offset by the change in accounting for Canabrava.

General exploration expense relates to expenditures of a general reconnaissance nature along with some of the costs of maintaining the Company’s foreign exploration offices.  The current year’s general exploration of  $955,000 includes that portion of resource property expenditures which was charged to expense.

A total of $7.0 million in resource property costs was written off during the year relating to projects in Peru ($4.8 million) and China ($2.2 million) that were abandoned.  In comparison, $2.1 million of such costs was written off during 2000.

The decrease in interest and other income reflects the change in accounting for Canabrava combined with lower interest rates.  The decrease was partially offset by the sale of the Company’s accumulated value added taxes and tax losses of its Chilean subsidiary during the first quarter of 2001.

Three of the Company’s investments were written down during the year, namely   Maxy Oil & Gas Inc. (“Maxy”) by $1,081,000, Unirex Corporation (“Unirex”) by $1,334,000, and Paramount Ventures and Finance Inc. by $183,000.  A total of $1,022,000 was recorded in 2000 as a write down of investments.

Aurora and Canabrava each issued common shares during the course of the year.  Consequently, the Company recorded losses of $267,000 as a result of its deemed dispositions of interest in these companies.  Similarly, gains of $2,130,000 were recorded in 2000.  The Company also recorded a total of $1,588,000 as its equity in the losses of Aurora, Canabrava, and Maxy.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital as at December 31, 2002 was $5.0 million compared with $10.3 million as at December 31, 2001.

The decrease of $5.3 million is primarily attributed to resource property expenditures of $0.8 million ($1.0 million on a cash basis), the acquisition of the Company’s common shares pursuant to its normal course issuer bid of $0.5 million, operating expenditures of $3.7 million, additions to capital assets of $0.1 million and additional investments in Aurora, Pacific Minerals Inc. and Canabrava of $0.6 million.  This was partially offset by share issuances of $0.4 million.

The carrying value of resource properties declined by approximately $3.6 million due to the write - off of resource property costs in Peru totalling $4.0 million and in Chile totalling $0.4 million.  Resource property expenditures of approximately $0.8 million were incurred during 2002.

Investments declined by $4.4 million resulting from write-downs of approximately $1.0 million, and the recording of the Company’s portion of equity losses in affiliated companies of $5.3 million which was partially offset by additional purchases of shares of $0.6 million as well as gains on shares issued by affiliates of $1.3 million.

Share capital decreased by $95,000 to $80.9 million due to the acquisition of 170,100 common shares valued at $459,000 pursuant to the Company’s normal course issuer bid.  This was partially offset by proceeds from share issuances of $364,000.

At December 31, 2002, Southwestern had 1,105,816 share purchase warrants outstanding with an exercise price of $3.75 expiring in June 2003. These warrants relate to a private placement completed in 2001.  In January 2003, 1,000,132 of these warrants were exercised for proceeds of $3.8 million.

As a result of the new recommendations regarding stock-based compensation, the Company recognized $122,384 as stock-based compensation expense for stock options granted to non-employees and included this amount in contributed surplus.

On April 18, 2002 the Company entered into a letter agreement with Compania de Minas Buenaventura S.A.A. (“Buenaventura”) to sell its 50% interest in the Poracota Property in Peru for US $4.5 million over a three year period.  Under the terms of the agreement, Buenaventura made a payment to Southwestern of US $100,000 and is to make staged payments of US $200,000 in August 2003, US $300,000 in February 2005 and US $3.9 million in February 2006.

On November 25, 2002 the Company signed an agreement with Team 209 of the Nuclear Industry of Yunnan Province, China regarding the Boka Gold Project.  Under the terms of the agreement, Southwestern can earn a 90% interest in approximately 170 square kilometres of exploration concessions and mining licenses by spending US $4.0 million over a four year period and making a payment equivalent to US $1.7 million in the fourth year.  Exploration expenditures are staged as to US $500,000 in the first year, US $1.0 million in the second year, US $1.5 million in the third year, and US $1.0 million in the fourth year.  Team 209 will retain a 10% carried interest and Southwestern is the operator of the project.

The Company's main source of liquidity is its cash and cash equivalents.  During 2003, the Company expects that it will consume cash or working capital of approximately $4 million allocated between general and administrative expenses and exploration.  The $3.8 million proceeds from the exercise of warrants in January 2003 in addition to the working capital balance at December 31, 2002 shall be sufficient to fund working capital requirements in the near term.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production.  At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include political and economic risks of operating in foreign jurisdictions, statutory and regulatory requirements, fluctuations in mineral prices and foreign currencies, share price volatility and uncertainty of additional financing.

Management maintains a system of internal controls to obtain assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities.  The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

Outlook

The Company expects to focus the majority of its exploration activities in Peru and China and will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk.  As a mineral exploration company, the future liquidity of Southwestern will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets. In management's view, the Company's cash position is sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

Material Differences between Canadian and United States Generally Accepted Accounting Principles

The Company’s consolidated financial statements filed herewith have been prepared in accordance with GAAP in Canada, which differ in certain respects from GAAP in the United States.  The material differences between Canadian and US GAAP affecting the Company’s consolidated financial statements are summarized as follows:

Exploration Expenses

US GAAP prefers that exploration costs be expensed until there is substantial evidence that a commercial body of ore has been located, whereas Canadian GAAP allows exploration costs to be deferred during the process. For US GAAP purposes the Company has expensed all costs relating to the acquisition of exploration rights and exploration expenditures, in the period incurred.

Earnings Per Share

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 “Earnings per Share.”  SFAS 128 establishes standards for computing and presenting earnings per share and is effective for financial statements issued for periods ending after December 15, 1997.  The implementation of SFAS 128 did not have any impact on the Company as under both US and Canadian GAAP the weighted average shares outstanding is used for the purposes of calculating basic earnings (loss) per share.

Foreign Currency Translation

Under US GAAP assets and liabilities of subsidiaries not reporting in the parent Company’s functional currency are translated at rates of exchange prevailing at each balance sheet date.  Revenues and expenses of such subsidiaries are translated at exchange rates prevailing on the dates on which such items are recognized in operations.  Gains and losses arising from translation of financial statements are deferred and disclosed as a separate component of shareholders’ equity.

Comprehensive Income

The Financial Accounting Standards Board issued Statement No. 130 (“SFAS 130”), Reporting Comprehensive Income, which was required to be adopted on January 1, 1998.  SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. The impact of SFAS No. 130 on the Company’s financial statements is disclosed in Note 15.

Accounting for sales of shares by a subsidiary or an equity investment

The Company accounts for dilution gains from the sale of shares by it’s subsidiaries and it’s equity investments as a charge to the income statement for Canadian GAAP purposes.  Under US GAAP, dilution gains that arise from a company in the development stage are treated as a charge to equity.  For US GAAP purposes, as the Company’s subsidiary and equity investments are considered development stage companies, the Company has charged all dilution gains to a separate Paid-in-Capital account in equity.

Accounting for Derivative Instruments and Hedging Activities

In June 1998 the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, which standardizes the accounting for derivative instruments.  SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999.  The Company does not engage in hedging activities or invest in derivative instruments.  Therefore, adoption of SFAS No. 133 has no significant financial impact.

Marketable Securities

Statement of Financial Accounting Standards No. 115 (SFAS 115), Accounting for Certain Investments in Debt and Equity Securities, classifies investments into three categories based on management’s intentions and anticipated maturity dates of the investments.  Under these three categories, the Company’s investments categorized as “other” would be categorized as available for sale securities.  Accordingly, these investments would be carried at the quoted market value and the unrealized gains would be shown as a separate component of shareholders’ equity.  The investments categorized as “significantly influenced affiliates” are accounted for under the equity method for which there is no material difference under Canadian and US GAAP, except that the underlying results of operations are adjusted to conform with US GAAP prior to the calculation of the Company’s share of equity income (loss).  The significant conforming adjustment to the affiliates’ results relates to the accounting for mineral property expenditures.

Auditors’ Report

To the Board of Directors of

Southwestern Resources Corp.

We have audited the consolidated balance sheets of Southwestern Resources Corp. as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2002, and cumulative from inception in fiscal 1990 to December 31, 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for each of the years ended December 31, 2002 and 2001, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards.  With respect to the consolidated financial statements for the year ended December 31, 2000 and cumulative period from inception in fiscal 1990 to December 31, 2002, we conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and the changes in its shareholders’ equity and its cash flows for each of the years in the three year period ended December 31, 2002 and cumulative from inception in fiscal 1990 to December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia, Canada

February 28, 2003

Comments by Auditor on Canada – United States Reporting Differences

United States reporting for auditors require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in Note 2(i) for stock options.  The adoption of this policy had no material effect on the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report dated February 28, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia, Canada

February 28, 2003

SOUTHWESTERN RESOURCES CORP.

(An exploration stage company)
Consolidated Balance Sheets
(Thousands of Canadian Dollars)

		December 31,	December 31,
		2002	2001
ASSETS

Current
Cash and cash equivalents (note 3)		$ 4,801	$ 10,468
Exploration advances and other receivables		321	86
Note receivable (note 4)		200	-

Total current assets		5,322	10,554

Capital assets		426	619
Mineral properties (note 6)		12,241	15,834
Investments (note 7)		6,437	10,854

Total assets		$ 24,426	$ 37,861

LIABILITIES

Current
Accounts payable and accrued charges		$ 288	$ 241
Commitments	(Note 14)
SHAREHOLDERS' EQUITY

Share capital (note 9)
Authorized
100,000,000 common shares without
par value
Issued
16,548,000 shares (2001 - 16,459,000)		82,883	82,521
Treasury stock
658,000 shares (2001 - 487,000)		(2,004)	(1,547)
Additional paid-in capital (note 9)		122	-
Deficit		(56,863)	(43,354)
Total shareholders' equity		24,138	37,620

Total liabilities and shareholders' equity		$ 24,426	$ 37,861

APPROVED BY THE BOARD

/s/ John G. Patterson		/s/ John J. Fleming
John G. Patterson		John J. Fleming

	SOUTHWESTERN RESOURCES CORP
	(An exploration stage company)
	Consolidated Statements of Operations
	(Thousands of Canadian dollars, except per share amounts)

	Cumulative	Year	Year	Year
	from inception	ended	ended	ended
	to December 31,	December 31,	December 31,	December 31,
	2002	2002	2001	2000

Revenue
Property option payment	$1,384	$-	$-	$-

Expenses
General and administrative	21,894	2,326	2,053	2,475
General exploration	10,790	1,789	955	1,133
Foreign exchange loss (gain)	(3,381)	128	(646)	(606)
Mineral property costs written off (Note 6)	31,586	4,479	6,957	2,061
Depreciation	725	59	74	78
	61,614	8,781	9,393	5,141

Loss before undernoted items	(60,230)	(8,781)	(9,393)	(5,141)
Gain (loss) on shares issued by
affiliated companies	4,472	1,295	(267)	2,130
Interest and other income	12,171	383	868	1,005
Loss on sale of capital assets	(115)	(115)	-	-
Non-controlling interest - Canabrava
Diamond Corporation	2,547	-	-	609
Equity in earnings(loss) of affiliated
companies (note 7)	(8,379)	(5,315)	(1,588)	81
Write-down of investments (note 7)	(4,596)	(976)	(2,598)	(1,022)
Net loss for the year	(54,130)	(13,509)	(12,978)	(2,338)

Basic and fully diluted loss per share (Note 2)		($0.85)	($0.83)	($0.17)

Weighted average number of shares
(in thousands)		15,854	15,481	13,741

	SOUTHWESTERN RESOURCES CORP
	Consolidated Statements of Cash Flows
	(Thousands of Canadian Dollars)

	Cumulative	Year	Year	Year
	from inception	ended	ended	ended
	to Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2002	2002	2001	2000

Operating Activities
Loss for the period	$ (54,130)	$ (13,509)	$ (12,978)	$ (2,338)
Items not involving cash
Depreciation	725	59	74	78
Resource property costs written off	31,586	4,479	6,957	2,061
Non-controlling interest	(2,547)	-	-	(609)
(Gain) loss on shares issued by
affiliated companies	(4,472)	(1,295)	267	(2,130)
Loss on sale of capital assets	115	115	-	-
Write-down of investment	4,596	976	2,598	1,022
Equity in (gain)/loss of affiliated companies	8,379	5,315	1,588	(81)
Stock-based compensation	122	122	-	-
Other income	(25)	-	-	(25)

Decrease (increase) in accounts receivable	(352)	48	88	(357)
Increase (decrease) in accounts payable
and accrued charges	216	(40)	46	70
Cash provided by (used in) operating activities	(15,787)	(3,730)	(1,360)	(2,309)

Investing Activities
Investments	(8,113)	(578)	(1,105)	(950)
Decrease in cash due to change in accounting
for investment in Canabrava Diamond Corporation	(3,356)	-	-	(3,356)
Proceeds from sale of Global-Pacific Minerals Inc.	120	-	-	120
Resource property expenditures	(53,571)	(973)	(2,541)	(2,495)
Disposals of (additions to) capital assets	(2,682)	(67)	(335)	(28)
Cash used in investing activities	(67,802)	(1,618)	(3,981)	(6,709)

Financing Activities
Shares issued	82,807	360	3,000	148
Shares repurchased	(13,436)	(479)	(1,614)	(3,392)
Shares resold	8,694	-	5,868	-
Note receivable	(200)	(200)	-	-
Non-controlling interest - Canabrava Diamond
Corporation	10,325	-	-	3,776
Cash provided by (used in) financing activities	88,390	(319)	7,254	532

Increase (decrease) in cash and cash equivalents
during the period	4,801	(5,667)	1,913	(8,486)
Cash and cash equivalents beginning of period	-	10,468	8,555	17,041
Cash and cash equivalents end of period	$4,801	$4,801	$10,468	$8,555

Cash and cash equivalents consist of:
Cash		$793	$858	$500
Short-term investments		4,008	9,610	8,055
		$ 4,801	$ 10,468	$ 8,555

Supplemental Cash Flow Information (note 13)

Interest received	$ 10,325	$ 115	$ 459	$ 854

                                                                                                                                                                                     SOUTHWESTERN RESOURCES CORP

                                                                                                                                                                                 Consolidated Statements of Shareholders' Equity

                                                                                                                                                                                                           (In thousands)

	Common	Shares			Additional	Deficit	Total
	With out	Par Value	Treasury	Shares	Paid-in	Accumulated	Shareholders'
From Inception to December 31, 2001	Shares	Amount	Shares	Amount	Capital	Exploration Stage	Equity

Issuance of common shares for cash	2,196	$541	-	$ -	-	$ -	$541
Issuance of common shares for exploration expenditures	300	75	-	-	-	-	75
Net loss	-	-	-	-	-	(296)	(296)
Balance, October 31, 1991	2,496	616	-	-	-	(296)	320

Issuance of common shares for cash	2,189	884	-	-	-	-	884
Net loss	-	-	-	-	-	(270)	(270)
Balance, October 31, 1992	4,685	1,500	-	-	-	(566)	934

Issuance of common shares for cash	1,675	815	-	-	-	-	815
Issuance of common shares for cash pursuant to public offering	800	740	-	-	-	-	740
Issuance of common shares for cash on the exercise of warrants	50	50	-	-	-	-	50
Net income	-	-	-	-	-	721	721
Balance, October 31, 1993	7,210	3,105	-	-	-	155	3,260

Issuance of common shares for cash pursuant to public offering	2,100	14,957	-	-	-	-	14,957
Issuance of common shares for cash on the exercise of warrants	285	1,367	-	-	-	-	1,367
Issuance of common shares for cash	940	3,330	-	-	-	-	3,330
Net loss for the 14 months ended December 31, 1994	-	-	-	-	-	(1,027)	(1,027)
Balance, December 31, 1994	10,535	22,759	-	-	-	(872)	21,887

Issuance of common shares for cash on the exercise of warrants	915	8,233	-	-	-	-	8,233
Issuance of common shares for cash	45	45	-	-	-	-	45
Net loss	-	-	-	-	-	(1,317)	(1,317)
Balance December 31, 1995	11,495	31,037	-	-	-	(2,189)	28,848

Issuance of common shares for cash pursuant to public offering	3,704	47,346	-	-	-	-	47,346
Issuance of common shares for cash on the exercise of warrants	20	330	-	-	-	-	330
Issuance of common shares for cash	57	622	-	-	-	-	622
Net loss	-	-	-	-	-	(1,315)	(1,315)
Balance, December 31, 1996	15,276	79,335	-	-	-	(3,504)	75,831

Issuance of common shares for cash	1	11	-	-	-	-	11
Own shares purchased for cash pursuant to share purchase program	-	-	(79)	(384)	-	-	(384)
Net loss	-	-	-	-	-	(3,820)	(3,820)
Balance, December 31, 1997	15,277	79,346	(79)	(384)	-	(7,324)	71,638

Issuance of common shares for cash	21	28	-	-	-	-	28
Own shares purchased for cash pursuant to share purchase program	-	-	(919)	(3,787)	-	-	(3,787)
Own shares resold	-	-	300	1,212	426	-	1,638
Net loss	-	-	-	-	-	(7,339)	(7,339)
Balance, December 31, 1998	15,298	79,374	(698)	(2,959)	426	(14,663)	62,178

Own shares purchased for cash pursuant to share purchase program	-	-	(818)	(3,896)	-	-	(3,896)
Own shares resold	-	-	360	1,675	(426)	-	1,249
Loss on sale of own shares	-	-	-	-	-	(61)	(61)
Net loss	-	-	-	-	-	(10,642)	(10,642)
Balance, December 31, 1999	15,298	79,374	(1,156)	(5,180)	-	(25,366)	48,828

Issuance of common shares for cash	34	147	-	-	-	-	147
Own shares purchased for cash pursuant to share purchase program	-	-	(716)	(3,275)	-	-	(3,275)
Net loss	-	-	-	-	-	(2,338)	(2,338)
Balance, December 31, 2000	15,332	79,521	(1,872)	(8,455)	-	(27,704)	43,362

Issuance of common shares for cash	1,127	3,000	-	-	-	-	3,000
Own shares purchased for cash pursuant to share purchase program	-	-	(515)	(1,633)	-	-	(1,633)
Loss on sale of own shares	-	-	1,900	8,541	-	(2,672)	5,869
Net loss	-	-	-	-	-	(12,978)	(12,978)
Balance, December 31, 2001	16,459	82,521	(487)	(1,547)	-	(43,354)	37,620

Issuance of common shares for cash	89	364	-	-	-	-	364
Own shares purchased for cash pursuant to share purchase program	-	-	(171)	(459)	-	-	(459)
Additional paid-in capital	-	-	-	-	122	-	122
Net loss	-	-	-	-	-	(13,509)	(13,509)
Balance, December 31, 2002	16,548	$82,885	(658)	$(2,006)	$122	$(56,863)	$24,138

(All tabular dollar amounts are in thousands of Canadian dollars)

SOUTHWESTERN RESOURCES CORP.

(An exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001

1.  DESCRIPTION OF BUSINESS

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially with potential to host gold, silver, and base metals, primarily in Peru and China.  Operations are conducted either directly or through agreements with third parties.  The Company has not determined whether these properties contain mineral reserves, which are economically recoverable.  The recoverability of amounts capitalized as mineral properties is dependent upon the discovery of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and attainment of future profitable production from the properties or proceeds from disposition.

2.  SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared based upon Canadian generally accepted accounting principles.  Information with respect to generally accepted accounting principles in the United States is provided in Note 15.

a)  Basis of Presentation

These consolidated financial statements include the accounts of Southwestern Resources Corp. and the following significant wholly owned subsidiaries:

Southwestern Gold (Bermuda) Limited,

Minera del Suroeste S.A.C. – Peru,

Southwestern Gold (China) Inc.

Canadian Southwest Gold Inc.

All intercompany transactions and balances have been eliminated.

b)   Investments

Investments in corporations in which the Company exercises significant   influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company’s share of earnings or losses and reduced by dividends and distributions received.  Other investments are accounted for using the cost method.  Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

c)  Financial instruments

The Company’s financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, note receivable, investments and accounts payable and accrued charges.  The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature except for investments whose fair value is disclosed in note 7.

d)  Mineral properties

Mineral properties consist of exploration and mining concessions, options and contracts.  Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonments.  The estimated values of all properties are assessed by management on a continual basis, and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values.  If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves.  Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period.  If a property is abandoned, the property and deferred exploration costs will be written off to operations.

In March 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline No. 11 entitled Enterprises in the Development Stage (“AcG 11”).  The guideline addresses three distinct issues including (i) capitalization of costs/expenditures, (ii) impairment and (iii) disclosure.  Recently, the Emerging Issues Committee issued Abstract 126, Accounting by Mining Enterprises for Exploration Costs, which provided further guidance on AcG11.  Abstract 126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment.  The Company has reviewed and determined that implementation of this Abstract has no material effect on the results of operations or financial position of the Company.

e)  Joint ventures

The Company holds a significant portion of its interests in mineral properties through joint venture agreements. The Company accounts for its joint venture operations using the proportionate consolidation method whereby the Company’s share of assets, liabilities, revenues and expenses of the joint venture is included with those of the Company.

f)  Capital assets

Capital assets are recorded at cost.  Depreciation is computed using the declining-balance method based on annual rates as follows:

Office and other equipment

20%

Computer equipment

30%

Vehicles

30%

g)  Foreign currency translation

All foreign currencies are translated into Canadian dollars using weighted average rates for the year for items included in the consolidated statements of loss and deficit, the rate in effect at the balance sheet date for monetary assets and liabilities, and historical rates for other assets included in the consolidated balance sheets.  Translation gains or losses are included in the determination of income.

h)  Future income taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities.  These future taxes are measured by the provisions of currently substantively enacted tax laws.  Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

i)  Stock Options

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity.

The Company adopted the intrinsic value method for stock based awards made to employees, officers and directors whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

j)  Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results may differ from those estimates.

k)  Loss per Share

The basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the year.  The diluted loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents such as outstanding stock options and share purchase warrants, using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

l)  Prior year’s comparatives

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

3.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents of $4.8 million (2001 - $10.5 million) consist of highly liquid money market instruments with credit ratings which expose the Company to minimal credit risk,and which on acquisition, have a term to maturity of three months or less.

4.

NOTE RECEIVABLE

As at December 31, 2002, the Company had in place an unsecured promissory note receivable from Canabrava Diamond Corporation (“Canabrava”), a company related by way of common control, in the amount of $200,000 due September 16, 2003 and bearing interest at a rate of 7% per annum. Interest of $3,796 has been accrued in 2002.

5.

CAPITAL ASSETS

		2002		2001
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Office and other equipment	$754	$592	$162	$205
Computer equipment	657	521	136	166
Vehicles	496	368	128	248

	$1,907	$1,481	$426	$619

Depreciation relating to exploration related assets has been allocated to mineral properties in the amount of $85,580 (2001 - $97,040).

6.

MINERAL PROPERTIES

	2002	2001

Peru	$10,086	$13,745
Argentina	1,686	1,524
China	469	116
Chile	-	449
	$12,241	$15,834

a)

The Company conducts its exploration independently as well as through joint venture    agreements with third parties in which the third party is earning an interest in the Company’s property. The majority of joint venture agreements are structured in such a way that the joint venture partner funds the exploration expenditures until a 50% interest has been earned, and on a proportionate basis thereafter.  Typically, an interest of up to 70% can be earned by the joint venture partner in return for funding all of the costs of bringing a mine into commercial production.  The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project.

PERU

On April 18, 2002 the Company signed an agreement with Compania de Minas Buenaventura S.A.A. (“Buenaventura”) to sell its 50% interest in the Poracota Property in Peru for U.S. $4.5 million over a three year period.  Under the terms of the agreement, Buenaventura made a payment to Southwestern of U.S. $100,000 and is to make staged payments of US $200,000 in August 2003 , U.S. $300,000 in February 2005 and U.S. $3,900,000 in February 2006.

A total of $4.0 million(2001-$4.8 million) was written off on account of mineral properties in Peru that were abandoned during the year.

ARGENTINA

The Tecka Project is located in southern Argentina and is a joint venture between the Company and Consolidated Jaba Inc. (“Jaba”). The Company has earned a 45% interest in the project and has the right to earn up to a 71% interest by incurring exploration expenditures of U.S. 3 million over three years. The status of the project is under evaluation.

CHINA

On November 25, 2002 the Company signed an agreement with Team 209 of the Nuclear Industry of Yunnan Province, China regarding the Boka Gold Project (“Boka”).  Under the terms of the agreement, Southwestern can earn a 90% interest in approximately 170 square kilometres of exploration concessions and mining licenses by spending U.S. $4.0 million over a four year period and making a payment equivalent to U.S. $1.7 million in the fourth year.  Exploration expenditures are staged as to U.S. $500,000 in 2003, U.S. $1.0 million in 2004, U.S. $1.5 million in 2005, and U.S. $1.0 million in 2006.  Team 209 will retain a 10% carried interest and Southwestern is the operator of the project.

In 2002, the Yiliang project in China with the Yunnan Geology and Mineral Resources Co. Ltd. was terminated.

In 2001, the Haoya project was abandoned due to a lack of potential for the recoverability of economic ore grade material.  The joint venture entity was dissolved and the assets and exploration permits were transferred to the Chinese joint venture partner. A total of $2.2 million in expenditures was written off.

CHILE

The Company wrote off its remaining property in Chile. The total amount written off was $451,029 (2001-nil).

b)

The viability of the Company’s mineral properties is assessed by management on a continual basis.  If a property is seen to have little or no future exploration potential, it is written off.  As a result of this assessment, the Company abandoned certain mineral properties in Peru and Chile. The total amount written off in 2002 was $4,479,558 which is comprised of $4,028,529 written off in Peru and $451,029 written off in Chile. In 2001 $6,957,241 was written off and was comprised of $2,191,149 in China and $4,766,092 in Peru.

7.

INVESTMENTS

			2002 (i)
			Quoted	Gain/ (Loss) on
Significantly influenced affiliates	Ownership %	Carrying Value	Market Value	Deemed Disposition
Aurora Platinum Corp.	16.6	$4,431	$12,015	$1,383
Canabrava Diamond Corporation	34.5	1,279	4,617	(40)

		5,710	16,632	1,343
Other
Maxy Oil & Gas Inc.	13.9	410	1,027	(48)
Pacific Minerals Inc.	14.4	317	1,627	-

		$6,437	$19,286	$1,295

			2001 (ii)
			Quoted	Gain/ (Loss) on
Significantly influenced affiliates	Ownership %	Carrying Value	Market Value	Deemed Disposition
Aurora Platinum Corp.	19.3	$2,732	$9,099	$(124)
Canabrava Diamond Corporation	42.6	6,420	7,992	(143)
Maxy Oil & Gas Inc.	22.9	458	458	-

Other		9,610	17,549	(267)
Empire Petroleum Corporation*	8.7	636	267	-
Consolidated Jaba Inc.	10.3	206	104	-
Unirex Corporation	6.7	85	85	-

Pacific Minerals Inc.	15.5	268	359	-
Paramount Ventures and
Finance Inc.	1.0	49	35	-
		1,244	850	-
		$10,854	$18,399	$(267)

*  In August 2001, Americomm Resources Corporation completed a merger with Empire Petroleum Corporation and changed its name to Empire Petroleum Corporation.

(i)

In August 2002, the Company purchased 137,000 units of Aurora Platinum Corp. (“Aurora”) at $3.65 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant entitles Southwestern to buy one common share for $4.75 until August 5, 2003.

As a result of share issuances by both Aurora and Canabrava in 2002, the Company recorded gains on deemed dispositions of $1,382,864 for Aurora and losses of $40,450 for Canabrava. The company also recorded its share of net losses of $5,130,928 and $183,798 from Canabrava and Aurora respectively.

In March 2002, the Company sold 7 million free trading shares of Maxy Oil & Gas Inc. (“Maxy”) at $0.08 per share.  In a separate transaction, as a private placement, the Company purchased 5.6 million units of Maxy at $0.10 per unit.  As a result, the Company’s interest in Maxy was reduced from 22.9% to 16.0% and a loss on deemed disposition of $48,111 was recorded. The investment in Maxy is being accounted for using the cost basis effective January 1, 2002 rather than the equity basis. A loss of $49,996 was recorded in 2001 for the Company’s portion of Maxy’s net loss for that year.

In 2002, the Company wrote off its investments in Unirex Corporation(“Unirex), Jaba, Paramount Ventures and Finance Inc.(“Paramount”), and Empires Petroleum Corporation totaling $976,417.

(ii)

In August 2001, the Company exercised one million common share purchase warrants of Aurora, issued pursuant to a private placement completed in 2000, in exchange for one million common shares at a price of $0.50 per share. An additional 101,700 common shares were also purchased for $230,331.The Company recorded a loss of  $123,551 on the deemed disposition of its interest in Aurora resulting from share issuances during the year. The Company also recorded a loss of  $227,246 as its portion of Aurora’s net loss for the year.

In December 2001, the Company purchased two million units of Canabrava at a price of  $0.25 per unit. In a separate transaction, Southwestern sold two million free trading shares of Canabrava through the facilities of the Canadian Venture Exchange. A loss of $142,758 was recorded on the deemed disposition The Company also recorded a loss of  $1,311,059 as its portion of Canabrava’s net loss for the year.

During 2001, the Company’s investments in Unirex, Maxy and Paramount were written down by a total of $2,597,496.

8.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2002	2001

Statutory tax rate	40%	45%

Recovery of income taxes computed at standard rates	$5,404	$7,024
Effect of lower tax rates of foreign jurisdictions	(1,197)	(1,890)
Non deductible expenses	(1,998)	(2,004)
Tax losses not recognized in the period that the benefit arose	(2,209)	(3,130)
	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future income tax assets are as follows:

	2002	2001

Operating loss carry forwards	$5,839	$8,253
Accumulated cost base difference on assets	9,369	6,660

	15,208	14,913
Less: Valuation allowance	(15,208)	(14,913)
	$ -	$ -

At December 31, 2002, the Company had the following loss carry-forwards available for tax purposes:

Country	Amount	Expiry
Canada	6,732	2003-2010
United States	899	2008-2009
Peru	8,722	2003-2006
Argentina	112	2006-2007
China	437	2003-2007

9.

SHARE CAPITAL

a)

During 2002, the Company acquired 170,100 common shares for total consideration of $458,594 pursuant to its current normal course issuer bid. The total number of shares owned by the company is 658,200 as at December 31,2002. On December 27, 2002 the current share buyback program was renewed for another 12 months.

During 2002, the Company issued 69,100 common shares pursuant to the exercise of stock options for proceeds of  $287,585 and 20,500 common shares pursuant to the exercise of warrants for proceeds of $76,875.

Commencing in December 1997, Southwestern began acquiring its own common shares pursuant to six consecutive normal course issuer bids. In February 2001, the Company sold 1.9 million of its common shares that had previously been acquired under its normal course issuer bids for gross proceeds of $6.2 million. A loss of $2.7 million was realized as a result of this transaction and charged to deficit.

In June, 2001, the Company sold by way of a private placement 1,052,632 units, with each unit consisting of one common share and one common share purchase warrant, at a price of $2.85 per unit for gross proceeds of $3.0 million. Each share purchase warrant entitles the holder to buy one common share at a price of $3.75 within two years after closing. The agent received 73,684 units as compensation.

b)  Stock Options

Under the Company’s stock option plan there were 1,628,900 options outstanding and there were no further options available for issuance at December 31, 2002.  The options may be exercisable for a period of up to ten years and the exercise price cannot be less than the closing price on the Toronto Stock Exchange on the trading day immediately preceding the grant of the option. The Board of Directors determines the time during which any option may vest.

2002 2001

		Weighted-		Weighted-
		Average		Average
	Number of	Exercise	Number of	Exercise
	Shares	Price	Shares	Price
	(000’s)		(000’s)

Outstanding at beginning of year	1,786	$4.65	1,841	$4.70
Granted	455	3.23	45	3.35
Exercised	(69)	4.16	-	-
Cancelled	(543)	4.96	(100)	4.93
Outstanding at end of year	1,629	$4.17	1,786	$4.65
Options exercisable at end of year	1,179	$4.55	1,786	$4.65

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

	Options	Outstanding		Options	Exercisable
			Weighted-
Exercise Price range		Weighted-average	Average		Weighted-
	Number of	Remaining years of	Exercise	Number of	Average
	Options	Contractual life	Price	Options	Price
	(000’s)			(000’s)
$2.91-$3.80	549	4.2	$3.06	135	$3.52
$3.90-$4.90	411	0.8	$4.14	411	$4.14
$5.00-$5.70	669	1.2	$5.14	633	$5.03

	1,629	2.1	$4.17	1,179	$4.55

c)  Stock-based Compensation Plan

As a result of stock options granted to non-employees, the Company recognized $122,384 as stock-based compensation expense and included this amount in contributed surplus. The stock-based compensation expense is classified between general and administrative expenses and general exploration.

When stock-based compensation awards are granted to employees, no compensation cost is recognized when their exercise price exceeds or equals the fair value of the Company’s common shares at the date of grant.  Had the compensation cost for the Company’s stock-

based compensation plan been determined based on the fair value method of accounting for awards granted to employees on or after January 1, 2002, the Company’s net loss would have been increased to the pro forma amount indicated below:

For the year ended December 31,		2002 (in thousands)
Net loss
	As reported	$13,509
	Pro forma	$13,872

The pro forma loss per share for the year would be $0.87 compared to  $0.85 as reported on the consolidated statements of loss and deficit.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the year ended December 31, 2002: no dividends are to be paid; volatility of 44%; risk-free interest rate of 5%; and expected life of five years.

d)  Warrants

As of December 31, 2002, Southwestern has 1,105,816 warrants outstanding with an exercise price of $3.75 expiring in June 2003. During the first quarter of 2003, 1,000,132 warrants were exercised for proceeds of $3,750,495.

10.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002 the Company paid remuneration to companies owned by directors and officers in the amount of $519,180 (2001 - $517,949).  The Company received management fees totaling $172,000 from Aurora and it’s subsidiary company, Superior Diamonds Inc. The Company also received $96,000 in management fees from Canabrava.

11.

SEGMENTED INFORMATION

Industry Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties.

Geographic Information

The Company’s only source of revenue in 2002 and 2001 arose from interest earned on corporate cash reserves and from a short term note issued to Canabrava.  The Company has non-current assets in the following geographic locations:

	2002	2001
Peru	$10,333	$13,996
Canada	6,612	11,116
Argentina	1,686	1,659
China	473	126
Chile	-	451
	$19,104	$27,348

12.

JOINT VENTURES

Certain of the Company’s exploration and development projects are held pursuant to non-operating joint venture agreements.  The Company also conducts certain of its exploration activities through operating joint venture entities.  The Company’s proportionate share of the assets, liabilities, expenses and cash flows of these joint ventures, which has been included with the assets, liabilities, expenses and cash flows of the Company, is as follows:

	2002			2001

	Projects			Projects
	Subject to	Operating	Total	Subject to	Operating	Total
	Joint Venture	Joint	Joint	Joint Venture	Joint	Joint
	Agreement	Ventures	Ventures	Agreement	Ventures	Ventures

Accounts receivable	$(23)	$148	$125	$(57)	$1	$(56)
Mineral properties	9,440	469	9,909	10,111	---	10,111
	$9,417	$617	$10,034	$10,054	$1	$10,055

Mineral property
costs written off	$113	$---	$113	$2,754	$2,191	$4,945

Net cash outflows
relating to mineral
properties	$429	$461	$890	$1,964	$418	$2,382

13.

SUPPLEMENTAL CASH FLOW INFORMATION

Significant non-cash capital transactions	2002	2001

Investing Activities

The Company granted 45,000 stock options to consultants.	$122	$---

Other Cash Flow Information Is As Follows:

Taxes Paid	$28	$56

Interest Received	$115	$459

14.

COMMITMENTS

With respect to its leasehold obligations, the Company has commitments totaling $452,318 over  years (2003 - $132,386; 2004 - $132,386; 2005 – 132,386; 2006 - $55,160). The Company spent $224,956, $231,098, and $190,954 in 2002, 2001 and 2000 respectively with respect to its leasehold obligations.  As well, the Company has a U.S.$500,000 commitment for the Boka project in 2003. A total of U.S.$500,000 has been sent to the newly formed joint venture entity for this project as at February 28, 2003.

15.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada “Canadian GAAP”, which differ in certain respects from accounting principles generally accepted in the United States “US GAAP”.  The material differences between Canadian and US GAAP affecting the Company's consolidated financial statements are summarized as follows:

Consolidated Balance Sheets	2002	2001

Total assets under Canadian GAAP	$24,426	$37,861
Unrealized gains (losses) on available-for-sale securities (f)	1,879	(395)
Decrease in mineral property due to expensing of exploration costs (a)	(12,241)	(15,834)
Cumulative exchange adjustment – capital assets (c)	59	56
Cumulative exchange adjustment - investments (c)	31	219

Total assets under US GAAP	$14,154	$21,907

Total liabilities and non-controlling interest under Canadian and US GAAP	$288	$241

Shareholders' equity under Canadian GAAP	24,138	37,620
Cumulative mineral property adjustment (a)	(12,241)	(15,834)
Cumulative comprehensive income (loss) (d)	1,969	(120)

Total shareholders' equity under US GAAP	13,866	21,666

Total liabilities and shareholders' equity under US GAAP	$14,154	$21,907

     Consolidated Statement of Loss and Deficit

	Cumulative from
	inception to Dec. 31		Year ended December 31,
	2002	2002	2001	2000
Net loss under Canadian GAAP	($54,130)	($13,509)	($12,978)	($2,338)
Mineral property exploration expense (a)	(12,241)	3,593	4,416	(434)
Consulting Expense (b)	(2,127)	-	(251)	-
Adjustment to equity in loss of affiliated companies (f)	980	2,862	(1,587)	(295)
Elimination of dilution gain (h)	(4,472)	(1,295)	267	(2,130)
Net loss under US GAAP before minority interest	(71,990)	(8,349)	(10,133)	(5,197)
Minority interest	485	-	-	-
Net loss under US GAAP	($71,505)	($8,349)	($10,133)	($5,197)
Loss per share		($0.53)	($0.65)	($0.38)

Consolidated Statements of Cash Flows

	Cumulative from
	inception to Dec. 31		Year ended December 31,
	2002	2002	2001	2000
Operating activities
Operating activities under Canadian GAAP	($15,787)	($3,730)	($1,360)	($2,309)

Exploration (a)	(53,571)	(973)	(2,541)	(2,495)

Operating activities under US GAAP	($69,358)	($4,703)	($3,901)	($4,804)

Investing activities
Investing activities under Canadian GAAP	($67,602)	($1,618)	($3,981)	($6,709)

Exploration (a)	53,571	973	2,541	2,459
Investing activities under US GAAP	($14,031)	($645)	($1,440)	($4,214)

a)

Exploration expenses

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves.  For US GAAP purposes the Company has expensed all costs relating to the acquisition of exploration rights and exploration expenditures, in the period incurred.

b)

Accounting for stock-based compensation

For US GAAP purposes the Company accounts for stock based compensation to employees and directors, under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price.

As of January 1, 2002 the Company adopted the standard in Section 3870, Stock-based Compensation and other Stock-Based Payments, of the Canadian Institute of Chartered Accountants Handbook as described in Note accounts for stock-based awards made to non-employees using a fair value based method.

SFAS 123, however allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25.  The Company has adopted the disclosure-only provisions of SFAS 123.

The following pro forma financial information presents the net loss for the year and the loss per share had the Company adopted SFAS 123 for all stock options issued to employees and directors.

		Year ended December 31
	2002	2001	2000
Net loss for the period-United States GAAP	($8,349)	($10,133)	($5,197)
Additional stock based compensation cost	(363)	(26)	(444)
Pro forma net loss before minority Interest	(8,712)	(10,159)	($5,641)
Minority interest	-	-	83
Pro forma net loss	($8,712)	($10,159)	($5,558)
Pro forma basis loss per share	($0.55)	($0.66)	($0.40)

Using the fair value method for stock based compensation, additional costs of approximately $363,000, $26,000, $444,000, would have been recorded for the periods ended December 31 2002, 2001 and 2000 respectively.  This amount is determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company’s share price of 44% (December 31, 2001: 44%; December 31, 2000: 45%), and an annual average risk free interest rate of 5% (December 31, 2001: 5.1%; December 31, 2000: 5.7%).

c)

Foreign currency translation

Under US GAAP assets and liabilities of subsidiaries not reporting in the parent Company's functional currency are translated at rates of exchange prevailing at each balance sheet date.  Revenues and expenses of such subsidiaries are translated at exchange rates prevailing on the dates on which such items are recognized in operations.  Gains and losses arising from translation of financial statements are deferred and disclosed as a separate component of shareholders' equity.

d)

Comprehensive income

The Financial Accounting Standards Board issued Statement No. 130 (“SFAS 130”), Reporting Comprehensive Income, which was required to be adopted on January 1, 1998.  SFAS 130 establishes standards for the reporting and display of comprehensive income and its components.   The impact of SFAS 130 on the Company’s financial statements is as follows:

Comprehensive Income

	Cumulative from	Year ended	Year ended	Year ended
	inception to Dec 31	Dec 31,	Dec 31,	Dec 31,
	2002	2002	2001	2000
Net loss under U.S. GAAP	($71,505)	($8,349)	($10,133)	($5,197)
Other comprehensive items:
Cumulative exchange adjustment (c)	45	(230)	89	216
Unrealized gains (losses) on
available-for-sale securities (f)	944	(543)	1,658	1,159
	989	(773)	1,747	1,375

Comprehensive income (loss)	($70,516)	($9,122)	($8,386)	($3,822)

Loss per share		($0.58)	($0.54)	($0.28)

e)

Accounting for derivative instruments and hedging activities

In June 1998 the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which standardizes the accounting for derivative instruments.  SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999.  The Company does not engage in hedging activities or invest in derivative instruments.  Therefore, adoption of SFAS No. 133 has no financial impact.

f)

Investments

Statement of Financial Accounting Standards No. 115 (SFAS 115), Accounting for Certain Investments in Debt and Equity Securities, classifies investments into three categories based on management’s intentions and anticipated maturity dates of the investments.  Under these three categories, the Company’s investments categorized as “other” in Note 7 would be categorized as available for sale securities.  Accordingly, these investments would be carried at the quoted market value and the unrealized gains would be shown as a separate component of shareholders’ equity.  The investments in Note 7 categorized as “significantly influenced affiliates” are accounted for under the equity method for which there is no material difference under Canadian and US GAAP, except that the underlying results of operations are adjusted to conform with US GAAP prior to the calculation of the Company’s share of equity income (loss).  The significant conforming adjustment to the affiliates’ results relates to the accounting for mineral property expenditures.

g)

Controlled entities

The Company operates in China through a majority held subsidiary.  Under US GAAP such ventures are accounted for under the equity method as it is considered that the Company cannot exercise sufficient control to warrant consolidation.  Under Canadian GAAP it is considered that the rights of the minority do not significantly impair the Company’s right to control and direct the operations and therefore the Company has consolidated, on a proportionate basis, the results of operations and financial position.  The Company has determined that the effect of this difference on all periods disclosed is immaterial.

h)

Accounting for sales of shares by a subsidiary or an equity investment

The Company accounts for dilution gains from the sale of shares by it’s subsidiaries and it’s equity investments as a charge to the income statement for Canadian GAAP purposes.  Under US GAAP, dilution gains that arise from a company in the development stage are treated as a charge to equity.  For US GAAP purposes, as the Company’s subsidiary and equity investments are considered development stage companies, the Company has charged all dilution gains to a separate Paid-in-Capital account in equity.

i)

Recent accounting pronouncements

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations.  This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset.  Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  Companies are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002, but early adoption is permitted.  The Company has determined that the application of SFAS 143 will not have a material affect on its consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-lived Assets to Be Disposed Of.  The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.  SFAS 144 also resolves significant implementation issues related to SFAS 121.  Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted.  The Company will adopt SFAS 144 as of January1, 2002.  The Company has determined that the application of SFAS 144 will not have a material affect on its consolidated financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”).  FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties.  The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002.  The adoption of the Interpretation does not have a material impact on the Company’s financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure.  SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation.  It also amends the disclosure provisions of that statement.  The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002.  The adoption of this statement does not have a material impact on the Company’s financial statements.

CONTROLS AND PROCEDURES

(a)  Evaluation of disclosure controls and procedures.  Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 40-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the “Exchange Act”)) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)  Changes in internal controls.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.

Consent to Service of Process

Concurrently with the filing of this annual report on Form 40-F, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

EXHIBITS

The following exhibits are filed as part of this report:

99.1

Consent of Deloitte & Touche LLP

99.2

Consent of L.D.S. Winter

99.3

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

Registrant

By:

/s/ Thomas W. Beattie

Name:

Thomas W. Beattie

Title: Vice President, Corporate Finance

Date:

May 16, 2003

CERTIFICATIONS

I, John G. Paterson, certify that:

1.  I have reviewed this annual report on Form 40-F of Southwestern Resources Corp.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.  The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 16, 2003

/s/ John G. Paterson______________

John G. Paterson

President and Chief Executive Officer

CERTIFICATIONS

I, Parkash K. Athwal, certify that:

1.  I have reviewed this annual report on Form 40-F of Southwestern Resources Corp.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.  The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 16, 2003

/s/ Parkash K. Athwal____________

Parkash K. Athwal

Vice President, Finance and Chief Financial Officer

Exhibit 99.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in this Annual Report on Form 40-F of Southwestern Resources Corp. (the “Company”) of our report dated February 28, 2003 relating to the financial statements of the Company, which appear in such Annual Report.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia, Canada

February 28, 2003

Exhibit 99.2

CONSENT OF L.D.S. WINTER

I hereby consent to the reliance in this Annual Report on Form 40-F of Southwestern Resources Corp. (the “Company”) on my report dated March 5, 2003 entitled “Technical Report for Southwestern Resources Corp. on the Boka Gold Project, Yunnan Province, China” which the Company used, or directly quoted from, in preparing summaries concerning the Boka Gold Project, which appear in such Annual Report.

_/s/ L.D.S. Winter_

L.D.S. Winter, P.Geo.

Sudbury, Ontario, Canada

May 16, 2003

Exhibit 99.3

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of Southwestern Resources Corp. for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  May 16, 2003

/s/ John G. Paterson

John G. Paterson

President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.4

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of Southwestern Resources Corp. for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  May 16, 2003

/s/ Parkash K. Athwal

Parkash K. Athwal

Vice President, Finance and

  Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.