Form 40-F/A
period 2002-12-31
SOUTHWESTERN RESOURCES CORP
filed 2003-08-06
CIK 1095075

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F (Annual Report)

(Amendment No. 1)

(Check One)

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

            [X] Annual information form                                          [   ] Audited annual financial statements (previously filed)

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

YES   X                  NO    __

This Amendment No. 1 to Annual Report on Form 40-F, including exhibits hereto, is being filed by Southwestern Resources Corp. to amend its Annual Report on Form 40-F for the year ended December 31, 2002, filed with the Commission on May 16, 2003, by replacing in its entirety the Annual Information Form (the “Original AIF”) included therein with the Company’s subsequently prepared Initial (so termed in compliance with applicable Canadian securities law requirements) Annual Information Form (the “New AIF”) which the Company has filed with Canadian regulatory authorities.  The Company prepared the New AIF primarily to include new technical information concerning the Company’s Boka Gold Project, Yunnan Province, China.  The Original AIF included information on this Project based on a Technical Report dated March 5, 2003.  A new Technical Report, dated June 24, 2003, was recently prepared to incorporate the additional technical information.  The New AIF includes summary information based on the June 2003 report rather than the March 2003 report.  The New AIF also includes revisions in the narrative description of business including the aforementioned summary information from the new Technical Report and revisions to risk factors and other detail, as well as certain format and organization changes.  No changes were made to the Management’s Discussion and Analysis of the Company for the year ended December 31, 2002 or the Audited Financial Statements of the Company for the years ended December 31, 2002 and 2001, together with the auditor’s report thereon, and these documents are accordingly incorporated by reference to the Company’s Annual Report on Form 40-F for the year ended December 31, 2002 as previously filed with the Commission.

Forward-Looking Statements

The statements in this document that relate to future plans, events or performance are forward-looking statements.  Actual results could differ materially due to a variety of factors, including uncertainty of financing; technological, operational and other difficulties encountered in connection with the Company’s exploration activities; political, economic, environmental, regulatory and competitive developments in areas in which the Company conducts exploration activities; changing mineral prices, changing foreign exchange rates and other matters described under “Risk Factors” herein and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2002, filed with the Commission on May 16, 2003.  This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Documents Filed as Part of This Report

1.

Initial Annual Information Form of the Company for the year ended December 31, 2002, dated as of June 30, 2003.

2.

Management’s Discussion and Analysis of the Company for the year ended December 31, 2002.*

3.

Audited Financial Statements of the Company for the years ended December 31, 2002 and 2001, together with the auditor’s report thereon (Note 15 to the Audited Financial Statements relates to differences between Canadian and United States Generally Accepted Accounting Principles).*

*  Incorporated by reference to the Company’s Annual Report on Form 40-F for the year ended December 31, 2002, filed with the Commission on May 16, 2003.

SOUTHWESTERN RESOURCES CORP.

Initial Annual Information Form

For the year ended December 31, 2002

Dated as of June 30, 2003

TABLE OF CONTENTS

ITEM 1: PRELIMINARY NOTES                                                                                                                                    5

1.1 Incorporation of Financial Statements and Date of Information                                                                            5

ITEM 2: INCORPORATION AND CORPORATE STRUCTURE OF THE ISSUER                                                                5

2.1 Incorporation                                                                                                                                                 5

2.2 Inter-corporate Relationships                                                                                                                          6

ITEM 3: BUSINESS OF THE ISSUER                                                                                                                             7

3.1 Three Year History                                                                                                                                        8

ITEM 4: NARRATIVE DESCRIPTION OF BUSINESS                                                                                                       9

4.1 General                                                                                                                                                       9

4.3 Mineral Projects                                                                                                                                           9

     Risk Factors                                                                                                                                              19

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION                                                                               25

5.1 Annual Information                                                                                                                                      25

5.2 Dividend Policy                                                                                                                                           27

5.3 Foreign GAAP                                                                                                                                            27

ITEM 6: MANAGEMENT’S DISCUSSION AND ANALYSIS                                                                                           27

6.1 Form 44-101 F2 Disclosure                                                                                                                         27

ITEM 7: MARKET FOR SECURITIES                                                                                                                          31

7.1 Market for Securities                                                                                                                                    31

8.1 Name, Address, Occupation, and Security Holding                                                                                         32

8.2 Corporate Cease Trade Orders or Bankruptcies                                                                                              33

8.3 Penalties or Sanctions                                                                                                                                 33

8.4 Individual Bankruptcies                                                                                                                                 33

8.5 Conflicts of Interest                                                                                                                                      33

ITEM 9: ADDITIONAL INFORMATION                                                                                                                         34

9.1 Additional Information                                                                                                                                    34

ITEM 1:  PRELIMINARY NOTES

1.1  Incorporation of Financial Statements and Date of Information

Incorporated by reference into this Initial Annual Information Form (“AIF”) are the audited Financial Statements of Southwestern Resources Corp. (“Southwestern” or the “Company” or the “Issuer”) for the years ended December 31, 2002 and 2001 together with the auditors’ report thereon.  All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

All dollar amounts referred to in this AIF are in Canadian dollars unless otherwise indicated.

All information in this AIF is as of June 30, 2003 unless otherwise indicated.

Statements contained in this AIF that are not historical facts are forward-looking statements that involve risks and uncertainties.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Without limiting the generality of the foregoing, such risks and uncertainties include changes in commodity prices, geological, metallurgical, processing, transportation, infrastructure and other problems, results of exploration activities, cost overruns, availability of materials and equipment, receipt of and timeliness of government approvals, political risk and economic risk, environmental impacts, interpretation of drill results, the geology, grade and continuity of mineral deposits, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in exploration or development activities, political risks involving doing business in other nations and the policies of these other nations, the inherent uncertainty of production fluctuations and failure to obtain adequate financing on a timely basis.

ITEM 2:  INCORPORATION AND CORPORATE STRUCTURE OF THE ISSUER

2.1  Incorporation

Southwestern was incorporated as "Southwestern Gold Corporation" under the Company Act (British Columbia) on June 18, 1990, by the registration of its Memorandum and Articles.  The Company's name was changed in 2001 to its present name to more accurately reflect the nature of the Company's business.  The Company's shareholders approved the name change at the Annual General Meeting in May 2001.  Trading in shares of the Company under its new name commenced on June 5, 2001.

The address of the registered and records office, as well as the Company’s corporate head office and principal place of business is Suite 1650 - 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6.  The Company is a reporting issuer in British Columbia, Alberta and Ontario.  The Company also maintains offices in Beijing, China and Lima, Peru for the purpose of running its foreign exploration programs.

2.2  Inter-corporate Relationships

The following chart illustrates inter-corporate relationships, the percentage ownership and the jurisdictions of incorporation as at December 31, 2002.

ITEM 3:  BUSINESS OF THE ISSUER

The Company is a development stage mineral exploration company engaged in the identification, evaluation, acquisition and exploration of mineral properties with the potential to host gold, silver and base metals.  The Company holds interests in mineral properties in Peru, China and Argentina.  The Company’s common shares were listed on the Toronto Stock Exchange on May 31, 1994, and trade under the symbol “SWG”.

The Company’s principal property is the Boka Gold Project (the “Boka Gold Project” or “Boka Property”) in Yunnan Province, China which it acquired in late 2002 and an extensive drilling program is presently under way.  The Boka Gold Project covers an area of 162 square kilometres of exploration concessions and mining leases located about 280 kilometres north of the capital city of Kunming in north central Yunnan Province and adjoins, along the southwest edge, the Dongchuan Copper Camp which has been mined continuously since the 1950’s.

The Company’s main property in Peru is the Liam Project which is 100% owned by the Company and is located 190 kilometres northeast of the city of Arequipa.  Southwestern is also in joint venture with Inco Limited and Southern Peru Copper Corporation (“SPC”) and holds directly other properties in the Tintaya-Bambas copper-gold skarn/porphyry belt of southern Peru.  The Quihuiri Property in Peru is 100% owned by Southwestern and is located about 40 kilometres northwest of the Bambas copper-gold skarn deposits.

The Company holds a 16% interest in Aurora Platinum Corp. (“Aurora”), a TSX Venture listed company exploring for nickel-copper-platinum-palladium as well as other metals and diamonds in Canada (Ontario and Quebec). Two of Aurora’s most important projects are the Footwall/Foy Option/Joint Venture with Falconbridge Limited and the Nickel Lake Option/Joint Venture with Inco Limited in the Sudbury district.  Aurora also has a 100% interest in the Lansdowne/Fishtrap platinum-palladium project in northern Ontario.  Aurora holds 57% of Superior Diamonds Inc. (“Superior Diamonds”) which has diamond exploration properties in northern Ontario and 59% of Lake Shore Gold Corp. (“Lake Shore”) which has a number of 100% owned gold properties in northern Ontario, the most significant being the Rowlandson Lake Property.  Both Superior Diamonds and Lake Shore are listed on the TSX Venture.

The Company also holds a 34% interest in Canabrava Diamond Corporation (“Canabrava”), a company exploring for diamonds in Canada (Ontario and Quebec), in addition to equity interests in a number of other mineral exploration companies all of which are listed on the TSX Venture. All of the Company's properties are in the exploration stage without any assurances that commercially viable mineral deposits or reserves exist in any of the Company's properties until further work is done and a final evaluation concludes economic and legal feasibility.

The Company conducts its exploration independently as well as through joint venture agreements.  The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project.  The long-term objectives of management of the Company are to seek lower risk, higher potential properties that can be advanced to the proven reserve category with minimum expenditures.  Management has set a long-term goal for the Company to be a significant producer of precious and base metals.  The Company believes this goal can be best achieved by financing future development of various properties by selling portions thereof to major mining operators and then structuring joint ventures in such a way that the Company retains a significant interest without being required to contribute funds until the property is in production.  The Company finances its activities with the proceeds from private offerings, public offerings, interest income and through joint ventures.

3.1  Three Year History

Over the course of the past three years the Company has conducted its exploration activities in Peru, China and Argentina, with its main focus now being in Peru and China.

Exploration in Chile was abandoned in 2000 after unsuccessful attempts at generating viable projects with future exploration potential.  The Chilean subsidiary company was dissolved in 2001.  The Company completed two phases of exploration on the Tecka Project in southern Argentina in 2001.  The Tecka Project is  being evaluated.

During 2000 the Company acquired a 19.1% interest in Aurora by participating in two private placements and the conversion of debt to common shares.  The Company also participated in a private placement of Aurora’s shares in August 2002.  The Company holds a 16.3% interest in Aurora as at the date of this AIF.  In December 2000, the Company’s interest in Canabrava was reduced from 54.7% to 45.6% and, as a result, is no longer accounted for as a subsidiary company using the consolidation method of reporting.  The Company holds a 34% interest in Canabrava Diamond Corporation as at the date of this AIF.  Canabrava and Superior Diamonds, which is 57% owned by Aurora, have recently announced their discussions regarding a possible business combination.

In 2002, the Company conducted detailed sampling on the Liam Property, Peru and is conducting a 2,000 metre drilling program in 2003.  In 2002, the Company agreed to sell its 50% interest in the Poracota Property in Peru for U.S.$3.5 million over a three-year period.  The agreement requires staged payments, the first $100,000 of which has been paid.

In 2002, the Company’s subsidiary, Canadian Southwest Gold Inc. (“CSG”) entered into an agreement (the “JV Agreement”) with Brigade 209 of the Nuclear Industry of Yunnan Province, China (“Team 209”) regarding the Boka Gold Project.  Pursuant to the JV Agreement, CSG and Team 209 established a joint venture company (the “JV Company”) to own the exploration permits and mining permits in order to conduct exploration of the Boka Gold Project.  Preliminary exploration has been conducted as described under section 4.3 “Mineral Projects- Boka Gold Project” in this AIF.

In 2001 and in 2002 the Company‘s Haoya and Yiliang Projects in China were terminated.  The Company raised gross proceeds of $3.0 million in June 2001 by way of a private placement of units.

For more detailed information in respect of major events, commitments, trends and uncertainties the reader should refer to the Company’s 2002 Annual Report:  sections of the Management’s Discussion and Analysis entitled “Financial Condition, Liquidity and Capital Resources” and “Outlook”.  Each of these sections is incorporated by reference herein.

3.3  Trends

The Company is not aware of any trend, commitment, event or uncertainty that is reasonably expected to have a material effect on the Company’s business.  There are, however, many uncertainties inherent in the mineral exploration business and operations in foreign countries that could have material effects on the Company’s business.  See “Risk Factors”.

ITEM 4:  NARRATIVE DESCRIPTION OF BUSINESS

4.1  General

For the purposes of form 44-101F1 under National Instrument 44-101 of the Canadian Securities Administrators (“NI 44-101”), the Boka Gold Project has been identified as a mineral property which is material to the Company.

4.3  Mineral Projects

BOKA GOLD PROJECT

The Company’s principal resource property, the Boka Gold Project, is located in Yunnan Province, China.

On November 25, 2002 CSG, a wholly owned subsidiary of the Company, signed the JV Agreement with Team 209 regarding the Boka Gold Project.  Under the terms of the JV Agreement, CSG can earn a 90% interest in the JV Company by contributing to that company U.S. $4.0 million over a four year period and making a payment equivalent to U.S. $1.7 million to Team 209 in the fourth year.  Contributions to the JV Company are staged as to U.S. $500,000 in the first year, U.S. $1.0 million in the second year, U.S. $1.5 million in the third year, and U.S. $1.0 million in the fourth year.  Team 209 will retain a 10% carried interest and CSG is the operator of the project.

Information on the Boka Gold Project, Yunnan Province, China set out herein has been obtained from the technical report entitled "Technical Report for Southwestern Resources Corp. on the Boka Gold Project, Yunnan Province, China" by L.D.S. Winter, P.Geo., dated March 5, 2003 and additional results to June 24, 2003.

Project Description and Location

The Boka Gold Project is located in northeastern Yunnan Province, south China at 26o-29'N latitude; 103o-02'E longitude, approximately 2,000 km southwest of Beijing and 150 km north of Kunming, the provincial capital city.  The Boka Gold Project is a joint venture with Team 209. Team 209 and CSG have established the JV Company, a Sino-Foreign Cooperative Enterprise, Yunnan Gold Mountain Mining Co. Ltd.

The Boka Gold Project comprises 3 mining permits (the “Mining Permits”) and 3 exploration permits (the “Exploration Permits”) covering an area within Dongchuan District.  The Mining Permits were issued on March 5, 2003.  Two of the Mining Permits are valid for 5 years, to March 2008, and the third is valid for 3 years, to March 2006.  Two of the Exploration Permits were issued on April 10, 2003 and are valid until January 21, 2005 and October 31, 2004.  The third Exploration Permit was issued on June 17, 2003 and is valid until June 17, 2005.  The Mining Permits cover a total area of 4.9 km2 and the Exploration Permits cover a total area of 157.5 km2 within an area of cooperation of 560 km2.

In addition to the Mining and Exploration Permits, the JV Company was issued a Business License on December 23, 2002, which is valid to December 23, 2027.  The Business License permits the JV Company to conduct geological exploration of gold deposits on the Property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Boka Property is located approximately 280 km by road north of Kunming, the provincial capital.  From Kunming a four-lane paved highway leads east and at approximately 78 km a turn-off to the north on highway 213 leads to Dongchuan.

North from Dongchuan to the Boka Property, the road initially follows the Xiaojiang River, after which it climbs onto the plateau and leads to the Project camp at Boka on the western side of the plateau.  All personnel are accommodated in a full service brick compound.

Due to the elevation of about 1900 m, the Boka area, which is at approximately 26.5oN latitude, has a climate that varies from subtropical at the lower elevations to warm temperate at the higher elevations.

The city of Dongchuan, about 2.5 hrs by road from the Boka Property, can provide most of the services required by the Project.  The city has provided service for the copper mining activities in the area for many years.

The Boka Property is bounded to the east by the Xiaojiang River and to the west by the Jin Sha Jiang River, the main upper tributary of the Chang Jiang (Yangze).  The top of the plateau, at an elevation of 1900 m between these two rivers, is relatively flat with relief being in the order of a few tens of metres.  The Boka Property is on the western edge of the plateau.  The top of the plateau and the upper parts of the slopes on the plateau edges are mainly under cultivation for grains, fruits and vegetables.  All gentler slopes are terraced.

History

Team 807 of the Yunnan Ministry of Geology and Mineral Resources (MGMR) discovered the Boka Gold zone by stream sediment sampling and soil geochemistry in 1999.  Team 209 purchased the Team 807 interest and in 2000, Team 209 set up a small mining operation.  Team 209 is presently producing about 150 kg of gold per year from a vat leaching operation situated adjacent to the compound.  It is estimated that the average head grade of the ore being processed is 5 to 10 g/tonne gold.

Regional investigations by the Company led to the Boka region where miners were extracting gold from a number of pits and tunnels (adits) driven into the hillside.  Subsequently, the Company conducted an extensive two-month due diligence program on both a local and regional scale.  The program included regional stream sediment sampling, rock chip sampling and detailed rock chip sampling of two of the 36 tunnels at the site.  An area of 800 km2 was evaluated during the due diligence program which resulted in two new gold zones being identified.  One of these zones is located 3 km north of Boka 1, but within the same stratigraphic interval.

The Company considered the results of the due diligence program to be very positive and on August 25, 2002, John Paterson, president of Southwestern, visited the Property and on August 28, 2002 a Letter Agreement was signed between Team 209 and CSG.  The Letter Agreement was subsequently formalized into a Cooperative Joint Venture Contract dated November 25, 2002.

Under the JV Agreement, Team 209 transferred the Mining Permits and Exploration Permits to the JV Company, which represents a 30% equity interest in the registered capital of the JV Company.  CSG will contribute, according to a pre-arranged schedule, $US 3,010,000, which will account for a 70% equity interest in the JV Company.

In a second phase and again according to a pre-arranged schedule CSG will contribute an additional $US 1,000,000 to the registered capital of the JV Company to earn a 90% interest in the JV Company.  Within the second phase, as a separate contractual agreement with Team 209, CSG will pay to Team 209 compensation, totalling $US 1,700,000 payable partly in cash and partly by the issuance of certain securities, for ceasing its mining operations in the area and for removal of its mineral processing materials.  Upon completion of this second phase, any further increase in the registered capital of the JV Company shall be contributed 100% by CSG and Team 209 shall not be required to make any contribution to the registered capital to retain its 10% of the registered capital of, and its 10% participation ratio in, the JV Company.  CSG will retain 90% of the registered capital and a 90% participation ratio regardless of any further contributions to the registered capital of the JV Company.

Geological Setting

Regional and Local Geology

In eastern Yunnan and southern Sichuan provinces, the oldest exposed lithologic units are considered to be Middle to Late Proterozoic (1850 Ma - 850 Ma) eugeosynclinal sediments that form the western part of the Yangze Platform that was consolidated by the Jinningian Orogenic Movement at 850 Ma.  In eastern Yunnan these eugeosynclinal sediments form the Kunyang Group.  The Kunyang Group is comprised of 8 formations containing slates, sandstones, siltstones, dolomites, andesitic to basaltic tuffs and volcanic-sedimentary units.

Unconformably overlying the Kunyang group sediments are similar platform-type sediments deposited during the Sinian Period (850 Ma to Lower Cambrian - 600 Ma).  This early Paleozoic sedimentation was terminated by Caledonian tectonism, which formed the Southeast China Fold Belt and caused the Yangze Platform to be uplifted above sea level.

Subsequently, Silurian, Devonian and Carboniferous platform sediments were deposited on the Yangze Platform with the sedimentation being terminated by Hercynian tectonic movements along the western border of the Platform.

Beginning in Devonian time (and possibly earlier) extensional conditions prevailed in the western marginal parts of the Yangze Platform with the development of the Panxi Rift.  In Permian time this rift localized the eruption of the profuse Ermeishan continental basalts and associated dykes and sills.

This sequence of geologic events has produced the geological setting for the Boka gold deposits.  The oldest units are the Middle to Late Proterozoic formations that in general trend north-south and exhibit gentle open folds.  Unconformably overlying the Proterozoic units are Paleozoic sediments - Cambrian to Permian in age - followed by later Mesozoic sediments.  The Permian Ermeishan flood basalts are extensively developed east of the area and the Xiaojiang Fault (River).  The Xiaojiang Fault is one of the major structures of the Devonian - Permian rift zone, extends for 100's of kilometres and is still seismically active.

Property Geology

The Boka Property is underlain by a sequence of essentially unmetamorphosed Middle to Late Proterozoic eugeosynclinal sediments exposed in a window of "basement" rocks surrounded by Paleozoic sediments and Permian age Ermeishan basalts mainly to the south and east.  The Proterozoic units are considered to be part of the Kunyang Group and they have been gently folded about north-south trending axes into broad open folds that may plunge at low angles to the south.

The sedimentary package has been affected by west-verging thrust faulting which appears to have produced ductile/brittle deformation zones in the less competent shale/slate horizons between the more competent limestones and sandstone/siltstone units.  These deformation zones are, at least in part, the locus for the gold mineralization.

At present, the main stratigraphic interval of interest is that which hosts the Boka 1 - Boka 11 Mineralized Horizon.  This horizon trends north-south, dips 30o-40o east and is considered to extend to the Boka 7 Zone 3 km to the south of Boka 1.  Additional mineralized horizons / structural domains have been recognized below this main horizon at both Boka 7 and Boka 11, however, no work has been done on these horizons to date.

Small bodies of gabbro as dykes and sills are intrusive into the thrust faults and crosscutting structures.  The recent drilling has intersected intrusive syenites, which appear to be dykes and/or sills.

Exploration

The Company conducted a two month due diligence program prior to signing the JV Agreement. That work, described more fully under “History” above, has been further augmented by the exploration work program described below being conducted by the JV Company on the Property since October 2002.

Following the signing of the JV Agreement and the corresponding Articles of Association, the JV Company began to evaluate the Project in the fourth quarter of 2002.  The exploration work program consists of:

-        detailed topographic surveying of the Boka 1, Boka 11 and Boka 7 areas.

-        identification and surveying of all the tunnels excavated by artisanal miners.

-        sampling of tunnels.

-        driving of 6 exploration tunnels, of which three have been completed and three are in progress.  This work is under contract to Team 209.

-        diamond drilling.  Currently four drills are operating on the Boka Property under two contracts for a total of 9000 m.  Ten holes have been completed and 4 holes are currently in progress.

-        the Boka area is being geologically mapped.

-        the area from Boka 11 in the north to Boka 7 in the south has been covered by a soil geochemical survey.

         Gold, silver, arsenic, copper and nickel values indicate an anomalous zone trending south from Boka 1 to

         Boka 7, an area of anomalous values coincident with the Boka 7 mineralization and anomalous, but lower values, to the northwest of Boka 1 North.  Additional geochemical work is planned after the rainy season ends.

Mineralization

The Company, followed by the JV Company, has only been actively exploring the Boka Property since October 2002 so that the understanding of the geology of the deposit and the mineralization is at a very early stage.

The Boka gold mineralization is considered to be the product of a large mineralizing system with host lithologies being deformed Middle Proterozoic age carbonaceous shales/slates and minor siltstones, sandstones, mudstones and carbonate units.  The region has been subjected to at least 4 periods of tectonic activity.  The gold mineralization, which is contained in a sulphide-iron carbonate-quartz mineral assemblage, appears to have been deposited under ductile to brittle conditions in thrusts and associated structures preferentially located in the carbonaceous shales/slates (the “Mineralized Horizon”).

The Property lies within the Panxi rift, the site of Devonian to Permian extensional tectonics and significant Permian age igneous activity.

Boka 1

The thrust deformation has generally been localized within the carbonaceous shales/slates of the Middle Proterozoic eugeosynclinal sediment sequence.  At Boka 1 (North and South) as well as at Boka 11 and Boka 7, deformation occurs within an approximately 200 m thick sequence of carbonaceous shales/slates overlain by massive dark grey limestones and underlain by light grey sandstones and siltstones.  This 200 m thick zone, the Mineralized Horizon, is also the locus for the gold mineralization, which appears to be concentrated within more limited "stratigraphic" intervals.  The preliminary work to date indicates that the Mineralized Horizon is comprised of Gold-bearing Zones separated stratigraphically by lower grade intervals.  These lower grade intervals, at least in some cases, may be made up of narrow, more competent sandstones or carbonates that have suffered only minor deformation.  These less deformed/more competent intervals appear to carry gold values that vary from nil through a few hundred ppb to 1 g/t Au.

At Boka 1 North the Mineralized Horizon forms a north south trending and 20o east-dipping zone as indicated by surface exposures and drill holes B02-01, B03-02A, B03-03, B03-04, B03-05 and B03-07.  Within the Mineralized Horizon, the interval of economic interest as indicated by three holes on one northeast trending section is in the order of 100 m thick and has been traced down-dip for 250 m and is open.

Interval of Economic Interest

Hole

From (m)

Length (m)

Grade (g/t Au

B02-01

  39.0

 116.45

         2.9

B03-03

  40.0

    85.3

       1.29

B03-04

167.1

    81.4

       3.22

B03-05

  83.7

    11.8

       3.74

Hole B03-04 was still in good mineralization when it was terminated due to drilling problems.  The intervals of economic interest are considered to be approximately true widths.  Hole B03-07 is approximately 100 m northeast of hole B03-04 on this same section, however, assay results are still pending.

The Mineralized Horizon is exposed on surface and in the various tunnels in the Boka 1 North area and it can be traced to the south to the Mid-Zone Fault and its associated east-west valley, which separates Boka 1 North and Boka 1 South.  South of the fault, the Boka 1 South complex of tunnels has been developed.  The Boka 1 Zone has been tested by 11 holes to date, holes B02-01 through B03-09B with the results or partial results on holes B02-01 to B03-05 having been released and the results of the remaining holes pending.

The JV Company has been systematically sampling all of the tunnels in the Property.  The average tunnel gold values obtained from this sampling range from 1.5 g/t Au for 17 m in tunnel K3 to 75.2 g/t Au for 34.5 m in tunnel XG15.  The sampled lengths are not true widths of the mineralization, however, the true widths of these sampled lengths will be approximately half (50%).

The tunnel sampling and the general geological framework indicate a number of Gold-bearing Zones within the upper part of the Mineralized Horizon.  These occur over a true stratigraphic thickness in the order of 60 m and down-dip for about 300 m and along strike for over 400 m.  A second, but stratigraphically lower Gold-bearing Zone is indicated by the mineralization in 5 additional tunnels.  These zones are considered to be part of the interval of economic interest intersected in drill holes B02-01, B03-03 and B03-04 as well as in holes B03-02A and B03-05 north and south respectively of the northeast section defined by holes -01, -03, -04 and -07.

To date, sample results from two tunnels at Boka 1 South are available.  This limited sampling shows values similar to those obtained in the Boka 1 North tunnels.

Boka 11

 Approximately 1000 m north of the northern end of Boka 1 North, the Mineralized Horizon is exposed on the north-facing slope of a large east-west valley.  This is Boka 11.  The main area of concentration of these tunnels is 400 m to 500 m down-dip from the most westerly outcrop of the Mineralized Horizon.

Based on observation and the continuity of the stratigraphy, it is considered that in the Boka 1 - Boka 11 sector the Mineralized Horizon forms one continuous unit that is intermittently exposed from the southern edge of Boka 1 South to Boka 11 in the north, a distance of approximately 2.4 km.  This Horizon can be observed for 250 m to 300 m down dip at Boka 1 and up to 500 m down-dip at Boka 11.  Drill hole B03-09B has been completed in the interval between Boka 1North and Boka 11 with assay results pending.

Boka 7

Boka 7 is located 3 km south of Boka 1 North, is exposed on the same west-facing mountain side at an elevation of 1860 m to 1960 m, has an exposed Mineralized Horizon approximately 100 m thick, and is considered to be the southern extension of the Boka 1 - Boka 11 Mineralized Horizon, however, this remains to be verified by geological mapping and drilling.  The geochemical soil sampling indicates a well-defined gold, silver, arsenic, copper and nickel anomaly extending south from Boka 1 and also coincident with the Boka 7 area mineralization.  Drill hole B03-10 is currently testing the Boka 7 Zone.

Boka 8

Boka 8 lies 3.25 km northeast of Boka 11 and is defined by a soil geochemical anomaly, some highly altered quartz-carbonate, limonite-rich dolomite(?) outcrops and some tunnels and a trench excavated by Team 807 in 1999.

Drilling

The current drilling program is being carried out under 2 contracts, one with Exploration Drilling Corporation Inc., with three drill rigs on the Property for 5000 m and one with Haufeng Drilling for 4000 m.  At the time of writing, 10 holes, B02-01 through B03-09A, for a total of approximately 4000 m had been completed with 4 additional holes, B03-08, B03-10, B03-11 and B03-12, in progress.  The core size varies from PQ to HQ or NQ as conditions dictate.

As is normal at the start of most drilling programs, core recovery problems were encountered in holes B02-01 and especially in B02-02 with the result B02-02 was terminated at 226.9 m.  Subsequently, drilling muds were used and as the drillers gained experience with the ground conditions the recovery has improved and is now estimated to be in the 90% range.

The core is placed in plastic trays at the drill site with plastic markers at the appropriate metrages.  It is then transported by truck to the core storage facility, which is a concrete building that can be securely closed off.  The core is logged into a computer logging system, sample intervals are marked and recorded and then the core is set aside for sampling.  The core is split with one half being retained and one half sent for analysis in security sealed sample bags to the Langfang Institute for sample preparation, after which, a 1000 gm, -10 mesh sample split is sent to ALS Chemex Laboratories, Vancouver for analysis.

The Mineralized Horizon trends approximately north-south and dips on average 30o east.  Most of the holes are being drilled approximately perpendicular to the strike and at minus 75o so any mineralized intercepts will be approximately true width.

The purpose of the drilling is:

1.

To determine the "stratigraphy" in the Boka 1 - Boka 11 - Boka 7 area,

2.

To determine the distribution of mineralization within the Boka 1 - Boka 11 - Boka 7 stratigraphy and,

3.

To determine the nature of and the tenor of the gold mineralization within the Boka 1 - Boka 11 - Boka 7 "stratigraphy".

Sampling and Analysis

The initial work by the JV Company on the Boka Property began in mid-October 2002 and since that time the program has been moving quite quickly which has resulted in changes in sampling approaches and procedures as new information came available.

As a means of quickly evaluating the Mineralized Horizon and the Gold-bearing Zones, a program of surveying and then sampling of the tunnels that had been driven by the artisanal miners was undertaken.

During the due diligence work vertical chip samples were taken, however, when the tunnel sampling program was started in October, horizontal chip samples were taken along one wall of a tunnel for a predetermined sample interval that was usually in the 2 m to 5 m range.  The sample was placed in a bag which was then ticketed, closed, combined with other samples in a larger bag and sent to the Langfang Institute of Geochemical and Geophysical Exploration (1S0 9001 Certification), Langfang, Hebei Province, approximately 60 km from Beijing.  Samples were ground and pulverized and then digested in aqua regia after which they were analyzed by atomic absorption (AA) for gold, silver, copper, nickel, arsenic, antimony and bismuth.

In late December 2002, check samples from tunnel XG15, which had previously yielded gold assays up to 374.4 g/t Au, were sent to ALS Chemex Laboratories in Vancouver.  Due to the high gold values and the observation of coarse free gold in several tunnels, these check samples were assayed using the Screen Fire Assay Method.  The results of this check work yielded, apart from one sample, significantly higher gold values using the Screen Fire Assay Method.

The Screen Fire Assay Method is a more appropriate method of analysis where there is coarse free gold; hence the check samples are more precise than the original assay results.  As a result of this new information, all drill core samples are now being assayed using Screen Fire Assay Method.

The sampling of tunnel PD6 with horizontal chip samples gave an average grade of 5.2 g/t Au while vertical samples taken by an independent consultant over the same interval gave an average grade of 5.67 g/t Au.  It would appear that the orientation of the samples may be less critical in estimating the value of the mineralization, than dealing with the irregular distribution of coarse gold i.e., the nugget effect.  The Company considers that a panel sampling approach is probably a better sampling procedure than either horizontal or vertical samples and has adopted this approach.

Drill core samples consist mainly of two types of material, solid drill core and broken drill core which consists of broken pieces of core varying from sand size to 20 mm +/-.  The broken core is sampled by splitting the broken material longitudinally into the required sample.  The remaining material is retained on site for review, resampling, etc. as required.  The drill core samples are each placed in a sample bag, are sealed and then shipped in larger, sealed rice bags to the Langfang Institute for sample preparation.

The core is currently stored in plastic trays in a secure concrete building.

The Langfang Institute of Geochemical and Geophysical Exploration (ISO 9001 Certification) is a well-regarded analytical laboratory in Langfang, Hebei Province.  Tunnel and exploration samples are digested in aqua regia acid for digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are determined by atomic absorption.

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

Southwestern submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are being routinely analyzed for precision at ALS Chemex, Vancouver, B.C.

Security of Samples

The drill core and tunnel samples are transported in security-sealed bags for preparation at the Langfang Institute.  Here the drill core samples are prepped and then a 1000 gm -10 mesh split is sent to ALS Chemex Laboratories in Vancouver.  The tunnel and geochemical samples are analyzed in Langfang.

Mineral Resource and Mineral Reserve Estimates

There are no defined mineral resources or mineral reserves.

Mining Operations

The Boka Gold Project is at an exploration stage.  There are no mining operations on the Property operated by the Cooperative Company.  Artisanal miners in conjunction with Team 209 are working some of the tunnels on the Property through an agreement with the JV Company.

Exploration and Development

The JV Company is in the process of completing the initial Phase 1 exploration program for the Boka Gold Project.  A Phase 2 program has been proposed by the JV Company with a budget of $Cdn 6,803,830.  Central to the Phase 2 program is a total of 20,000 m of drilling that would be completed during this program, as outlined in the following proposed budget:

JV Company Boka Gold Project

Phase 2, 2003 Budget

Mapping/Sampling	$Cdn 50,000
Ground Geophysics	40,000
Diamond Drilling (20,000 m)	4,000,000
Assaying (15,000 samples)	450,000
Trenching	30,000
Tunnelling	100,000
Manpower/Supervision	425,000
Transportation	100,000

Surveying		150,000
Reporting		50,000
Metallurgical Studies		40,000
Government		63,000
Camp/Logistics		125,000
		$Cdn 5,623,000
	10% G+A	562,300
		6,185,300
	10% Contingency	618,530
	Total	$Cdn 6,803,830

For additional information with respect to the Boka Property, please refer to the technical report entitled “Technical Report for Southwestern Resources Corp. on the Boka Gold Project, Yunnan Province, China” by L.D.S. Winter, P.Geo., dated June 24, 2003.

Risk Factors

The following risk factors, as well as the other information contained in this AIF, should be considered carefully.  These risk factors could materially and adversely affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

History of Net Losses; Uncertainty of Additional Financing

To date, the Company has had no revenue from the exploration activities on its properties.  The Company has not yet found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on any of its properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

The Company has incurred losses in most years of its operations.  The Company's deficit as of December 31, 2002, was $56.8 million.  The Company does not currently have sufficient financial resources to undertake all of its planned exploration programs.  The exploration of the Company's properties therefore depends on the Company's ability to obtain additional required financing.  There is no assurance that the Company will be successful in obtaining the required financing, which could cause the Company to postpone its exploration plans or result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties as disclosed herein.

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

Mineral Exploration and Development Activities Inherently Risky

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored are ultimately developed into production.  At present, none of the Company's properties has a known body of commercial ore.  Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in extraction operations and the conduct of exploration programs.  Although the Company carries liability insurance with respect to its mineral exploration operations, the Company may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

Previous mining operations may have caused environmental damage at certain of the Company’s properties.  It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

If any of the Company’s properties subsequently is found to have commercial quantities of ore, the Company would be subject to additional risks respecting any development and production.  Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

Company at Exploration Stage Only; No Experience in Placing Properties Into Production

The Company has no experience in placing mineral deposit properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  At present, none of the Company's personnel have any experience in actually operating mines.  There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places mineral deposit properties into production.

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

Political Investment Risk; Political Instability in Developing Countries

The Company’s mineral interests are in countries that may be affected by varying degrees of political stability and the policies of other nations in respect of these countries.  These risks and uncertainties include military repression, political and labour unrest, extreme fluctuations in currency exchange rates, high rates of inflation, terrorism, hostage taking and expropriation.

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

Economic Uncertainty in Developing Countries

The Company's operations in Peru and China may be adversely affected by economic uncertainty characteristic of developing countries.  For example, Peru has experienced high rates of inflation for many years.  There can be no assurance that any governmental action to control inflationary or deflationary situations will be effective in ensuring economic stability, or that future governmental actions will not trigger inflationary or deflationary cycles.  Additionally, changes in inflation rates or deflation and governmental actions to combat same can also affect currency values in such countries.  Any such changes could have a material adverse effect on the Company's results of operations and financial condition.

Operations in China are subject to risks relating to China's relatively recent transition to a market economy under socialism.  While China has recently permitted private economic activities, the government of China has exercised and continues to exercise substantial control over virtually every sector of China's economy through regulation and state ownership.  The Company's results of operations and financial condition may be adversely affected by political, economic and social uncertainties in China, changes in China's leadership, diplomatic developments and changes or lack of certainty in the law and regulations of China.

Current Mineral Exploration Conditions in China

The current infrastructure in China may not be adequate to support the Company’s planned activities.  For example, water supply, electricity supply and transportation accessibility are presently satisfactory at the Boka property, however, their continued reliability, or the ability of the appropriate authorities to maintain these utilities, is undetermined.  In addition, there could be technical risks associated with exploration at the Boka property, including, but not limited to, failure of the leach ponds and the system of tunnels excavated by previous mining operations.  Manifestation of these risks could adversely affect operating costs.

Title Risks

The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process.  Title to and the area of resource concessions may be disputed.  The Company has conducted an internal investigation of title to its significant resource properties and based on a review of records maintained by the relevant government agencies in each country in which the Company has properties and, in the case of China based upon legal opinion, its resource properties or interests therein are registered in the name of the Company, its appropriate joint venture partner, the property vendor, and in the case of the Boka property in the name of the Joint Venture Company, or a combination thereof.  There is no guarantee of title to any of the Company's properties.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  Title may be based upon interpretation of a Company’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change.    The Company has not surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed.

Risks Associated with Joint Venture and Cooperation Agreements

The Company operates in China through cooperative joint ventures with government controlled entities.  Although this connection benefits the Company in some respects, there is a substantial inequality with respect to the influence of the respective joint venture parties with the various levels of government.  The government holds a substantial degree of subjective control over the application and enforcement of laws and the conduct of business.  This inequality would become particularly detrimental if a business dispute arose between joint venture parties.  The Company seeks to minimize this issue by including international arbitration clauses in relevant agreements whenever possible and by maintaining positive relations with both its cooperative joint venture partners and local governments, but there can be no guarantee that these measures will be sufficient to protect the Company’s interests in China.

In addition to the risks inherent in doing business with government controlled entities, the Company’s interests in its various properties are also subject to the risks normally associated with the conduct of joint and cooperative ventures.  The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of its interests held through joint or cooperative ventures, which could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition:  (i) disagreement with joint or cooperative venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding joint venture matters.

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

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  The Company has received all necessary permits for the exploration work it previously conducted.  However, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.  The Company is not currently covered by any form of environmental liability insurance.  See " -- Insurance Risk", below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

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

Conflicts

Certain of the directors of the Company also serve as directors of other companies involved in mineral resource exploration and development and, to the extent that such other companies may participate in ventures in which the Company may participate, there exists the possibility for such directors to be in a position of conflict.  In accordance with the laws of British Columbia, directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In addition, such directors will declare and abstain from voting on any matter in which such directors may have a conflict of interest.

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

(Canadian Dollars in Thousands Except Per Share Amounts)
	(Audited)
	Years Ended Dec. 31,
	2002	2001	2000
Financial Results:

Foreign exchange loss (gain)	$ 128	$ (646)	$ (606)
General and administrative expenses	2,326	2,053	2,475
General exploration	1,789	955	1,133
Mineral property costs written off	4,479	6,957	2,061

Loss before undernoted items	(8,781)	(9,393)	(5,141)
Interest and other income	383	868	1,005
(Loss) gain on investments in affiliated companies	1,295	(267)	2,130
Loss on sale of capital assets	(115)	-	-
Write-down of investments	(976)	(2,598)	(1,022)
Non-controlling interest (Canabrava)	-	-	609
Equity in earnings (loss) of affiliated companies	(5,315)	(1,588)	81

Net loss	(13,509)	(12, 978)	(2,338)

Loss per share	(0.85)	(0.83)	(0.17)

Financial Position:
Working capital	5,034	10,313	8,752
Resource properties	12,241	15,834	19,954
Investments	6,437	10,854	14,201
Total assets	24,426	37,861	43,516
Share capital	80,879	80,974	71,066
Deficit	(56,863)	(43,354)	(27,704)
Number of common shares issued	16,548	16,459	15,332

Quarterly Financial Information

(Dollars in Thousands Except Per Share Amounts)
2002 Fiscal Quarter Ended	December 31	September 30	June 30	March 31

Interest and other income	$109	$109	$80	$85
(Loss)/ Earnings	(9,385)(1)	694(2)	(2,100)	(2,718)
(Loss)/ Earnings per share (5)	(0.59)	0.04	(0.13)	(0.17)
2001 Fiscal Quarter Ended
	December 31	September 30	June 30	March 31
Interest and other income	$117	$163	$181	$407
(Loss)/ Earnings	(8,231)(3)	(655)	(4,002)(4)	(90)
Loss per share (5)	(0.51)	(0.04)	(0.27)	(0.01)

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

5.3  Foreign GAAP

The Company does not prepare its primary consolidated financial information on the basis of foreign GAAP.

ITEM 6:  MANAGEMENT’S DISCUSSION AND ANALYSIS

6.1  Form 44-101 F2 Disclosure

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

The carrying value of resource properties declined by approximately $3.6 million due to the write-off of resource property costs in Peru totalling $4.0 million and in Chile totalling $0.4 million.  Resource property expenditures of approximately $0.8 million were incurred during 2002.

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

Outlook

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored are ultimately developed into production.  At present, none of the Company's properties has a known body of commercial ore.  Other risks facing the Company include political and economic risks of operating in foreign jurisdictions, statutory and regulatory requirements, fluctuations in mineral prices and foreign currencies, share price volatility and uncertainty of additional financing.

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

ITEM 7:  MARKET FOR SECURITIES

7.1  Market for Securities

The common shares of the Issuer are listed on the Toronto Stock Exchange under the symbol SWG.

ITEM 8:  DIRECTORS AND OFFICERS

8.1  Name, Address, Occupation, and Security Holding

Name & Residence	Position with the Company	Principal Occupation, Business or Employment	Director Since
George H. Plewes Pembrooke, Bermuda	Chairman of the Board & Director	Chairman of the Board of the Company, Canabrava Diamond Corporation (public mineral exploration company), Aurora Platinum Corp. (public mineral exploration company).	1991
John G. Paterson Vancouver, British Columbia	President and Chief Executive Officer	President & Chief Executive Officer of the Company; Director of Lake Shore Gold Corp. (public mining company), President & Director of Superior Diamonds Inc. (public mining company); President of Glengarry Resource Management Inc. (private consulting company).	1991
Daniel G. Innes West Vancouver,British Columbia	Director and Vice-President Exploration	Vice-President, Exploration of the Company; President & Director of Aurora Platinum Corp.; Director of Canabrava Diamond Corporation; President & Director of Lake Shore Gold Corp.; President, D.G. Innes & Associates Ltd. (private consulting company).	1993
David W. Black(1)(2) Vancouver, British Columbia	Director	Partner in the law firm DuMoulin Black, Barristers and Solicitors, Vancouver B.C.	2000
John J. Fleming (1)(2) Calgary, Alberta	Director	President of Bonanza Energy Ltd. (private oil & gas company).	1994
James B. Hume(1)(2) Calgary, Alberta	Director	President and CEO of the Kahanoff Group of companies based in Alberta, which includes the Kahanoff Foundation (private foundation), Calyx Investments Ltd. and Kanesco Holdings Ltd.	2002
Parkash K. Athwal Ladner, British Columbia	Vice President, Finance and Chief Financial Officer	Vice President, Finance and CFO of the Company, Canabrava Diamond Corporation and Aurora Platinum Corp.; Chief Financial Officer of Superior Diamonds Inc. and Lake Shore Gold Corp.	N/A
Thomas W. Beattie West Vancouver, British Columbia	Vice President, Corporate Development and Corporate Secretary

Vice President, Corporate Development and Corporate Secretary of the Company, Canabrava Diamond Corporation and Aurora Platinum Corp.; Director of Superior Diamonds Inc. and Lake Shore Gold Corp.; President, Westvista Management Inc. (private consulting company).

			N/A

(1)  Member of Audit Committee

(2)  Member of Compensation Committee

As at April 7, 2003, the directors and senior officers of the Company as a group owned beneficially, directly or indirectly, or exercised control or direction over 27.07% of the outstanding common shares of the Company.

The term of office of each director expires at the next annual meeting of shareholders of the Company.

8.2  Corporate Cease Trade Orders or Bankruptcies

No director, officer of the Issuer, or shareholder holding a sufficient number of securities of the issuer to affect materially the control of the Issuer, is, or within the ten years prior to the date hereof has been, a director or officer of any other issuer that, while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than thirty consecutive days, was became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was  subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.3  Penalties or Sanctions

No director or officer of the Issuer or shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or has been subject to any other penalties or sanctions imposed by a court of regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.4  Individual Bankruptcies

No director or officer of the Issuer or shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, or a personal holding company of any such persons has, during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was  subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

8.5  Conflicts of Interest

To the best of the Company’s knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest between Southwestern or a subsidiary of Southwestern and its directors or officers or subsidiary of Southwestern except that certain directors and officers of Southwestern are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations (such as Canabrava, Aurora, Lake Shore and Superior Diamonds) partnerships or joint ventures which could be potential competitors of Southwestern. Situations may arise in connection with potential acquisitions where the other interests of these directors and officers may conflict with the interests of Southwestern.  Directors and officers of Southwestern with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

ITEM 9:  ADDITIONAL INFORMATION

9.1  Additional Information

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities, and interest of insiders in material transactions, is contained in the Company’s information circular for the Annual Meeting of Shareholders held on June 5, 2003.

The Company, upon request being made to the Company at 1650 - 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, will provide to any person or company

(a)

when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

(i)

one copy of this AIF together with one copy of each document, or the pertinent pages of any document, incorporated by reference into this AIF,

(ii)

one copy of the comparative financial statements for its most recently completed financial year for which financial statements have been filed and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year,

(iii)

one copy of the information circular for its annual general meeting held June 5, 2003, and

(iv)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (iI), (ii) or (iii); or

(b)

at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Company may require payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

CONTROLS AND PROCEDURES

(a)  Evaluation of disclosure controls and procedures.  Based on their evaluation as of a date within 90 days of the filing date of this Amendment No. 1 to Annual Report on Form 40-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the “Exchange Act”)) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

B.

Consent to Service of Process

On May 16, 2003, the Registrant filed with the Commission a Form F-X in connection with the filing of its Annual Report on Form 40-F for the year ended December 31, 2002.

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

99.3

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report on Form 40-F for the year ended December 31, 2002, to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

Registrant

By:

/s/ Thomas W. Beattie

Name:

Thomas W. Beattie

Title:

Vice President, Corporate Finance

Date:

July 31, 2003

CERTIFICATIONS

I, John G. Paterson, certify that:

1.  I have reviewed this Amendment No. 1 to the Annual Report on Form 40-F of Southwestern Resources Corp.;

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

Date:  July 31, 2003

/s/ John G. Paterson

John G. Paterson

President and Chief Executive Officer

CERTIFICATIONS

I, Parkash K. Athwal, certify that:

1.  I have reviewed this Amendment No. 1 to the Annual Report on Form 40-F of Southwestern Resources Corp.;

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

Date:  July 31, 2003

/s/ Parkash K. Athwal

Parkash K. Athwal

Vice President, Finance and

  Chief Financial Officer

Exhibit 99.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in this Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 40-F for the year ended December 31, 2002 (the “Annual Report”) of Southwestern Resources Corp. (the “Company”) of our report dated February 28, 2003, relating to the financial statements of the Company, which appear in such Annual Report.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia, Canada

July 31, 2003

Exhibit 99.2

CONSENT OF L.D.S. WINTER

I hereby consent to the reliance in this Amendment No. 1 to the Annual Report on Form 40-F (“Amendment No. 1”) of Southwestern Resources Corp. (the “Company”) on my report dated June 24, 2003 entitled “Technical Report for Southwestern Resources Corp. on the Boka Gold Project, Yunnan Province, China” which the Company used, or directly quoted from, in preparing summaries concerning the Boka Gold Project, which appear in such Amendment No. 1.

/s/ L.D.S. Winter

L.D.S. Winter, P.Geo.

Sudbury, Ontario, Canada

July 31, 2003

Exhibit 99.3

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amendment No. 1 to the Annual Report on Form 40-F of Southwestern Resources Corp. for the year ended December 31, 2002, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  July 31, 2003

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

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amendment No. 1 to the Annual Report on Form 40-F of Southwestern Resources Corp. for the year ended December 31, 2002, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  July 31, 2003

/s/ Parkash K. Athwal

Parkash K. Athwal

Vice President, Finance and

  Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.