Form 40-F
SOUTHWESTERN RESOURCES CORP
filed 2004-06-07
CIK 1095075

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

___

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

_X_

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended  12/31/03  Commission File Number 0-30308

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

19,560,587 Common Shares without Par Value

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

YES   X

NO    __

PRINCIPAL DOCUMENTS

The following documents of Southwestern Resources Corp. (the “Company”) have been filed as part of this Annual Report on Form 40-F:

1. Annual Information Form of the Company for the year ended December 31, 2003 included herein as Exhibit 99.1.

2. Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the year ended December 31, 2003 included herein as Exhibit 99.2.

3. Audited Financial Statements of the Company for the years ended December 31, 2003 and 2002, together with the auditor’s report thereon included herein as Exhibit 99.3 and 99.4.  (Note 16 to the Audited Financial Statements relates to differences between Canadian and United States Generally Accepted Accounting Principles.)

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2003, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were adequate to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Internal Control over Financial Reporting

During the fiscal year ended December 31, 2003, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an Audit Committee established by the Board of Directors.  The members of the Audit Committee are W. David Black, James B. Hume and William D. McCartney.  The Board has designated James B. Hume as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.  Mr. Hume is “independent” as that term is defined under the rules of the American Stock Exchange.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer.  A copy of the Company’s Code of Business Conduct and Ethics is available to any person without charge, upon request to the Company’s office at Suite 1650, 701 W. Georgia Street, Vancouver, BC, Canada V7Y 1C6.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Deloitte & Touche LLP (“D&T”) to the Company for each of the fiscal years ended December 31, 2003 and 2002 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2003	Year Ended December 31, 2002
Audit Fees (1)	$ 87,300	$ 58,005
Audit-Related Fees (2)	$ 4,500	$ --
Tax Fees (3)	$ 48,000	$ 16,805
All Other Fees	$ --	$ --
Totals	$ 139,800	$ 74,810

NOTES:

(1)  “Audit Fees” represent fees for the audit of the Company’s annual financial statements, review of the Company’s interim financial statements and review in connection with the Company’s statutory and regulatory filings.

(2)  “Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit, principally for consultation concerning financial accounting and reporting standards.

(3)  “Tax Fees” represent fees for tax compliance, tax advice and tax planning.  The nature of the services comprising the fees disclosed under this category includes preparation of tax returns, tax advice in relation to employee stock option benefits and tax planning involving the Company’s offshore entities.

The Audit Committee pre-approves the services to be provided by the external auditor as part of the audit engagement.  The Audit Committee also pre-approves the non-audit related services provided by the external auditor with a view to ensuring independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of The Toronto Stock Exchange with respect to approval of non-audit related services performed by the external auditor.  Of the total fees paid to D&T in 2003 for non-audit services, $20,000 of the $52,500 or 38% were pre-approved by the audit committee.  Approval was not sought for the tax fees paid in 2002 as they were incurred in the ordinary course of business.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

With respect to contractual obligations, the Company has commitments relating to its leasehold obligations totaling $319,932 over three years (2004 - $132,386; 2005 - $132,386; 2006 - $55,160).

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

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

4

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

Registrant

By:

/s/ Parkash K. Athwal

Name:

Parkash K. Athwal

Title: Vice President, Finance and CFO

Date:

June 2, 2004

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

99.1

Annual Information Form of the Company for the fiscal year ended December 31, 2003

99.2

Management’s Discussion and Analysis of the Company for the year ended December 31, 2003

99.3

Auditor’s Report dated February 27, 2004

99.4

Audited Consolidated Financial Statements of the Company for the year ended December 31, 2003 and 2002 (Note 16 to the Audited Consolidated Financial Statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

99.5

Certification of Deloitte & Touche LLP, independent chartered accountants

99.6

Consent of L.D.S. Winter

99.7

Consent of L.D.S. Winter

99.8

Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

99.9

Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

100.1

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

100.2

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 99.1

Form 51-102F2

Annual Information Form (AIF)

Southwestern Resources Corp.

For the year ended December 31, 2003

Dated as of May 14, 2004

ITEM 1:  COVER PAGE

i

2.1  Preliminary Notes

The Annual Information is prepared in the form prescribed by National Instrument 51-102F2 of the Canadian Securities Administrators and is hereby filed with British Columbia, Alberta, Manitoba and Ontario Securities Commissions and The Toronto Stock Exchange.

Incorporated by reference into this Annual Information Form (“AIF”) are the audited financial statements of Southwestern Resources Corp. for the financial years ended December 31, 2003 and 2002.  All financial information in this AIF is prepared in accordance with generally accepted accounting principles in Canada.

All information in this AIF is as of May 14, 2004, unless otherwise indicated.

All information incorporated by reference in the Annual Information Form is filed on SEDAR website (www.sedar.com) unless otherwise stated.

ITEM 3:  CORPORATE STRUCTURE

3.1   Name, Address and Incorporation

Southwestern Resources Corp. (“Southwestern”, the “Company” or the “Issuer”) was incorporated as "Southwestern Gold Corporation" under the Company Act (British Columbia) on June 18, 1990, by the registration of its Memorandum and Articles.  The Company's name was changed in 2001 to its present name to more accurately reflect the nature of the Company's business.

The address of the registered and records office, as well as the Company’s corporate head office and principal place of business is Suite 1650 - 701 West Georgia Street, Vancouver, British Columbia, Canada V7Y 1C6.  The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario.

3.2   Intercorporate Relationships

The corporate structure of Southwestern, its active subsidiaries, the percentage ownership in such subsidiaries as at the date of this AIF and the jurisdiction of incorporation of such corporations are set out in the following chart.

ITEM 4:  GENERAL DEVELOPMENT OF THE BUSINESS

4.1   Three Year History

Over the course of the past three years the Company has conducted its exploration activities principally in Peru and China.

During 2000 the Company acquired a 19.1% interest in Aurora Platinum Corp. (“Aurora”) by participating in two private placements and the conversion of debt to common shares.  The Company also participated in a private placement of Aurora’s shares in August 2002 and exercised share purchase warrants of Aurora in August 2003 and January 2004.  The Company holds a 15.8% interest in Aurora as at the date of this AIF.  Aurora is a TSX Venture Exchange listed company exploring in Ontario and Québec for nickel-copper-platinum-palladium directly, as well as other metals and diamonds, indirectly, through its affiliated companies, Lake Shore Gold Corp. and Superior Diamonds Inc.

In December 2000 the Company entered into an agreement with Consolidated JABA Inc. regarding the Tecka Project in Argentina.  After conducting the initial exploration work and earning a 45%, the Company gave notice in 2002 to dilute its interest in the project.

In February 2001 the Company sold 1.9 million common shares, which had previously been acquired under its normal course issuer bids, for proceeds of $6.2 million.  A loss of $2.7 million was realized as a result of this transaction. In June 2001 the Company raised gross proceeds of $3.0 million pursuant to a private placement of 1,052,632 units.

During 2001 and 2002, the Company wrote off $7.0 million and $4.5 million, respectively, in resource property costs relating to projects that were abandoned in Peru and China.

In April 2002, the Company entered into an agreement to sell its 50% interest in the Poracota Property in Peru for US$4.5 million payable in installments by 2006.

In November 2002, the Company’s subsidiary, Canadian Southwest Gold Inc. (“CSG”) entered into an agreement (the “JV Agreement”) with Brigade 209 of the Nuclear Industry of Yunnan Province, China (“Team 209”) regarding the Boka Gold Project.  Pursuant to the JV Agreement, CSG and Team 209 established a joint venture company (the “JV Company”) to own the exploration permits and mining permits in order to conduct exploration of the Boka Gold Project.  Under the terms of the JV Agreement, CSG can earn a 90% interest in the JV Company by contributing to that company US$4,010,000 over a four year period and making a payment equivalent to US$1.7 million to Team 209 by the fourth year (which payment has been made).  See Item 5.3 “Companies with Mineral Projects - The Boka Gold Project” in this AIF.

In November 2003 the Company became a direct shareholder of Superior Diamonds Inc. (“Superior”) when Superior acquired all of the issued and outstanding common shares of Canabrava Diamond Corporation (“Canabrava”).  The Canabrava shares which Southwestern held were exchanged for shares of Superior resulting in 15.6% direct ownership in Superior.

Also in November 2003 the Company executed a joint venture agreement with Newmont Peru Limited (“Newmont”) pursuant to which Newmont can earn a 50% interest in the Company’s 100% owned Liam Core Project by spending US$5 million over three years.  See Item 5.3 “Companies with Mineral Projects – The Liam Gold Project” in this AIF.  In addition, Newmont and the Company executed the Liam Regional Joint Venture Agreement under which both parties contributed exploration concessions covering a total area of 82,000 hectares.  Southwestern is the operator of the Regional Joint Venture and both parties are funding 50% of the initial US$5 million of exploration expenditures over a five year period.

Concurrently with the execution of the Newmont agreements, the Company also closed a non-brokered private placement with Newmont for the purchase of 450,000 common shares of the company at $15 per share for proceeds of $6,750,000.

In March 2004 the Company received gross proceeds of $40,825,000 through the issuance of 1,150,000 common shares at a price of $35.50 per share.  The Company is utilizing the proceeds to fund its exploration programs in China and Peru, to generate new projects and to supplement working capital.

ITEM 5:  DESCRIPTION OF BUSINESS

5.1   General

The Company is a mineral exploration company engaged in the identification, evaluation, acquisition and exploration of mineral properties with the potential to host gold, silver and base metals.  The Company holds interests in mineral properties in Peru, China and Argentina.

In addition, the Company also holds equity interests in a number of other mineral exploration companies all of which are listed on the TSX Venture Exchange.

All of the Company's properties are in the exploration stage without any assurances that commercially viable mineral deposits or reserves exist in any of the Company's properties until further work is done and a final evaluation concludes economic and legal feasibility.

The Company conducts its exploration independently as well as through joint venture agreements with third parties, referred to as joint ventures, whereby a third party earns an interest in the Company’s property by fulfilling terms as outlined in the agreement.  The majority of joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company’s properties over a period of time.  Typically, the partner may earn up to a 70% interest in the property by funding all or a portion of the exploration costs and 100% of the development and construction costs required to bring a mine into operation.  The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project.

The Company finances its activities with the proceeds from private offerings, public offerings, interest income and through joint ventures.

In order to carry out its business activities in Canada, Peru and China, the Company employs approximately 25 people on either a salaried or contract basis.  The Company also engages various other independent contractors from time to time to supply work on specific projects and exploration programs.

5.2   Risk Factors

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

The Company has incurred losses in most years of its operations.  The exploration of the Company’s properties therefore depends on the Company’s ability to obtain additional required financing.  There is no assurance that the Company will be successful in obtaining the required financing, which could cause the Company to postpone its exploration plans or result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties as disclosed herein.

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

Mineral Exploration and Development Activities Inherently Risky

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored are ultimately developed into production.  At present, none of the Company’s properties has a known body of commercial ore.  Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in extraction operations and the conduct of exploration programs.  Although the Company carries liability insurance with respect to its mineral exploration operations, the Company may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  There are also physical risks to the exploration personnel working in the rugged terrain of Peru and China, often in poor climate conditions.

Previous mining operations may have caused environmental damage at certain of the Company’s properties.  It may be difficult or impossible to assess the extent to which such damage was caused by the Company or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

If any of the Company’s properties is found to have commercial quantities of ore, the Company would be subject to additional risks respecting any development and production activities.  Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

Company at Exploration Stage Only; No Experience in Placing Properties Into Production

The Company has no experience in placing mineral deposit properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  At present, none of the Company’s personnel have any experience in actually operating mines.  There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places mineral deposit properties into production.

Repatriation of Earnings

Peru has no limitation on profit or capital remittances to foreign shareholders provided that all applicable Peruvian taxes have been paid.  However, there can be no assurance that additional restrictions on the repatriation of earnings in Peru will not be imposed in the future.

Chinese regulations provide that, subject to payment of applicable taxes, foreign investors may remit out of China, in foreign exchange, profits or dividends derived from a source within China. Remittance by foreign investors of any other amounts (including, for instance, proceeds of sale arising from a disposal by a foreign investor of any of his investment in China) out of China is subject to the approval of the State Administration of Exchange Control or its local branch office.  No assurance can be given that such approval would be granted if the Company disposes of all or part of its interest in the Boka Gold Project.  Further, there can be no assurance that additional restrictions on the repatriation of earnings in China will not be imposed in the future.

Foreign Currency Fluctuations

The Company carries out exploration activities in Peru and China that render it subject to foreign currency fluctuations.  While the Company minimizes the risks associated with foreign currency fluctuations by holding essentially all of its cash and short-term investments in U.S. and Canadian dollars rather than the local currencies, to the extent that its operations in those countries are carried out using the local currency, any appreciation of such local currency relative to the U.S. and Canadian dollar could have an adverse impact on the financial position of the Company.  Since the Company’s financial results are reported in Canadian dollars, its financial position and results are impacted by exchange rate fluctuations between the Canadian and U.S. dollars and, in particular, the current increase in the Canadian dollar relative to the U.S. dollar may have a negative impact however, such impact is not considered to be material.

Political Investment Risk; Political Instability in Developing Countries

The Company’s mineral interests are in countries that may be affected by varying degrees of political instability and the policies of other nations in respect of these countries.  These risks and uncertainties include military repression, political and labour unrest, extreme fluctuations in currency exchange rates, high rates of inflation, terrorism, hostage taking and expropriation.

The Company’s material mineral interests are currently located in Peru and China.  Its mining, exploration and development activities may be affected by changes in government, political instability and the nature of various government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business and/or its holdings.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety factors.  The Company’s operations in Peru and China entail significant governmental, economic, social, medical and other risk factors common to all developing countries.  See “Economic Uncertainty in Developing Countries”.  The status of Peru and China as developing countries may make it more difficult for the Company to obtain any required financing because of the investment risks associated with these countries.

Economic Uncertainty in Developing Countries

The Company’s operations in Peru and China may be adversely affected by economic uncertainty characteristic of developing countries.  For example, Peru has experienced high rates of inflation for many years.  There can be no assurance that any governmental action to control inflationary or deflationary situations will be effective in ensuring economic stability, or that future governmental actions will not trigger inflationary or deflationary cycles.  Additionally, changes in inflation or deflation rates and governmental actions taken in response to such changes can also affect currency values in such countries.  Any such changes could have a material adverse effect on the Company’s results of operations and financial condition.

Operations in China are subject to risks relating to China’s relatively recent transition to a market economy administered by a socialist government.  While China has recently permitted private economic activities, the government of China has exercised and continues to exercise substantial control over virtually every sector of China’s economy through regulation and state ownership.  The Company’s prospects, results of operations and financial condition may be adversely affected by political, economic and social uncertainties in China, changes in China’s leadership, diplomatic developments and changes or lack of certainty in the laws and regulations of China.

Operations in Peru are also subject to risk.  Peru’s fiscal regime is generally favourable to the mining industry and has been relatively stable over the past ten years or so, but there is a risk that this could change in a relatively short period of time.  In addition, labour in Peru is customarily unionized and there are risks that labour unrest or wage agreements may impact operations.  The Company believes that the current conditions in Peru are relatively stable and conducive to conducting business, however, its current and future mineral exploration activities could be impacted by political or economic developments.

Current Mineral Exploration Conditions

The current infrastructure in China may not be adequate to support the Company’s planned activities.  For example, water supply, electricity supply and transportation accessibility are presently satisfactory at the Boka Gold Project, however, their continued reliability, or the ability of the appropriate authorities to maintain these utilities, is undetermined.  In addition, there could be technical risks associated with exploration at the Boka Gold Project, including, but not limited to, failure of the leach ponds and the system of tunnels excavated by previous mining operations.  These risks could result in increased operating costs.

Similarly, in Peru, while the current infrastructure is adequate to support the Company’s activities at its properties, the infrastructure at the Liam Property in particular will require augmentation if advanced exploration or development is undertaken.

Title Risks

The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process.  Title to and the area of resource concessions may be disputed.  The Company has conducted an internal investigation of title to its significant resource properties.  Based on a review of records maintained by the relevant government agencies in each country in which the Company has properties, and, based upon legal opinions prepared for the Company in the case of the Boka Gold Project and the Liam Gold Project, its resource properties or interests therein are registered or are in the process of being registered in the name of the Company, its appropriate joint venture partner, the property vendor, and in the case of the Boka Gold Project in the name of the JV Company, or a combination thereof.  There is no guarantee of title to any of the Company’s properties.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change.  The Company has not surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed.

Specific Risks Associated with Title to and Future Development of the Boka Gold Project

While the JV Company is authorized to explore for gold on the Boka Gold Project, it is required to obtain further approvals from regulatory authorities in China in order to explore for minerals other than gold or to conduct mining operations.  In order for CSG’s interest in the JV Company to increase to 70% and 90% as contemplated by the JV Agreement, the JV Company may be required to obtain approvals from Chinese authorities.  There is no assurance that such approvals would be granted by the Chinese authorities at all or on terms favourable to the continued operations of the JV Company. The laws of China governing the establishment of joint venture companies are ambiguous, inconsistently applied and subject to reinterpretation or change.  While the Company believes that the JV Company has been properly established and the Company has taken the steps necessary to obtain its interest in the Boka Gold Project, there can be no guarantee that such steps will be sufficient to preserve the Company’s interests in the project.

Risks Associated with Joint Venture Agreements

The Company operates in China through a joint venture with a government controlled entity.  Although this connection benefits the Company in some respects, there is a substantial inequality with respect to the influence of the respective joint venture parties with the various levels of government. The government holds a substantial degree of subjective control over the application and enforcement of laws and the conduct of business.  This inequality would become particularly detrimental if a business dispute arose between joint venture parties.  The Company sought to mitigate this risk by including an international arbitration clause in the Boka JV Agreement and will endeavour to maintain positive relations with both its joint venture partner and local governments, but there can be no guarantee that these measures will be sufficient to protect the Company’s interests in China.

In addition to the risks inherent in doing business with government controlled entities, the Company’s interests in its various properties in China and Peru are also subject to the risks normally associated with the conduct of joint and cooperative ventures.  The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of its interests held through joint or cooperative ventures, which could have a material adverse impact on the Company’s business prospects, results of operations and financial condition: (i) disagreements with joint or cooperative venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Third Party Reliance

The Company’s rights to acquire an interest in certain resource properties may have been granted by third parties who themselves hold only a lease or an option to acquire such properties.  If such persons fail to fulfill their obligations, the Company could lose its interest in the property and may have no meaningful recourse, as it does not have any direct contractual arrangements with the underlying property holders.  Where the Company’s interests in resource properties are managed or operated by third parties, the Company’s interests may be adversely affected in the event such third parties mismanage the operations being carried out on such properties.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  The Company has received all necessary permits for the exploration work it is presently conducting, however such permits are, as a practical matter, subject to the discretion of government authorities and there can be no assurance that the Company will be successful in maintaining such permits.  Further, there can be no assurance that all permits which the Company may require for future exploration, construction of mining facilities and conduct of mining operations, if any, will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Company may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.  The Company is not currently covered by any form of environmental liability insurance.  See “Insurance Risk”, below.

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment or delays in exploration.

Insurance Risk

No assurance can be given that insurance to cover the risks to which the Company’s activities are subject will be available at all or at commercially reasonable premiums. The Company currently maintains insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development.  As noted above, the Company carries liability insurance with respect to its mineral exploration operations, but is not currently covered by any form of political risk insurance or any form of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive.  The payment of any such liabilities would reduce the funds available to the Company.  If the Company is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

Competition

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations.  As a result of this competition, much of which is with large established mining companies with substantially greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable.  The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Fluctuation of Mineral Prices

Factors beyond the control of the Company may affect the marketability of any ore or minerals discovered at and extracted from the Company’s properties.  Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods.  The effect of these factors cannot accurately be predicted.

Dependence on Key Management and Employees

The Company’s development depends on the efforts of key members of management and employees.  Loss of any of these people could have a material adverse effect on the Company.  The Company does have consulting agreements with its key employees, which provide, among other things, that either party may terminate on 30 days notice.  The Company does not have key man insurance with respect to any of its key employees.

Enforcement of Judgments

Since essentially all of the Company’s assets are located outside of Canada, there may be difficulties in enforcing any judgments obtained in Canadian courts.

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

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, including the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Dividends Unlikely

The Company has not paid any dividends since the date of its incorporation, and it is not anticipated that dividends will be declared in the short or medium term.

5.3   Not Applicable

5.4   Companies with Mineral Projects

The Boka Gold Project

Information on the Boka Gold Project, Yunnan Province, China set out herein has been obtained from the National Instrument 43-101F1 compliant technical report entitled “Technical Report, Southwestern Resources Corp., Boka Gold Project, Yunnan Province, China” by L.D.S. Winter, P.Geo., dated January 9, 2004.

The Company's principal property in China is the Boka Gold Project in Yunnan Province, in which it has the right to earn an interest under an Agreement entered into in late 2002.  The Boka Gold Project covers an area of approximately 162 square kilometres of exploration permits and mining permits located about 150 kilometres north of the capital city of Kunming in north central Yunnan Province, south China.

PROJECT DESCRIPTION AND LOCATION

a) The Project comprises three Mining Permits (the "Mining Permits"), two of which are contiguous and the third is nearby, and three contiguous Exploration Permits (the "Exploration Permits”) covering an area within Dongchuan District (collectively, the Mining Permits and the Exploration Permits are referred to as the “Boka Property”).  The Mining Permits were issued on March 5, 2003, two of the Exploration Permits were issued on April 10, 2003 and one Exploration Permit was issued on June 17, 2003.  The three Mining Permits cover a total area of 4.9 square kilometres and the Exploration Permits cover an area of 157.5 square kilometres within an area of cooperation of 560 square kilometres.

The Boka Gold Project is located in northeastern Yunnan Province, south China at 26o-29'N latitude; 103o-02'E longitude, approximately 2,000 kilometres southwest of Beijing and 150 kilometres north of Kunming, the provincial capital city.

b) On August 28, 2002 a Letter Agreement was signed between Brigade 209 of the Nuclear Industry of Yunnan Province, China, (“Team 209”) and Canadian Southwest Gold Inc., a wholly-owned subsidiary of Southwestern

(“Canadian Southwest Gold”).  The Letter Agreement was subsequently formalized into a Cooperative Joint Venture Contract dated November 25, 2002 (the “JV Agreement”).

Under the JV Agreement, Canadian Southwest Gold has indicated that it is willing to provide funds and to cooperate with Team 209 in carrying out mineral resource exploration and both parties have indicated their willingness to jointly invest and to share the risks and exploration results within a certain geographical area.  In China, the right of mineral exploration and mining is conferred through the issuance of permits and the holder of an exploration permit or mining permit shall fulfill its business obligations in accordance with the mineral resources law of the Peoples Republic of China and other applicable laws and regulations.  Team 209 has acquired certain mining permits and exploration permits for the purpose of carrying out mineral exploration within the cooperative area.

Under the JV Agreement, Team 209 and Canadian Southwest Gold have established a Sino-Foreign Cooperative Enterprise, Yunnan Gold Mountain Mining Co. Ltd. (the “Cooperative Company”).  Pursuant to its Articles of Association, dated November 25, 2002, the Cooperative Company is a limited liability company with the liability of each party limited to its contribution to the Cooperative Company's registered capital in accordance with the terms of the JV Agreement.

Creditors of the Cooperative Company shall have recourse only to the assets of the Cooperative Company and shall not be entitled to compensation, damages or other remedies from any of the parties.

Team 209 has, as its cooperative contribution, transferred the cooperation area licenses (the “Cooperation Area Licenses”, which are the Mining and Exploration Permits) to the Cooperative Company and this accounts for a 30% equity interest in the registered capital of the Cooperative Company.  Canadian Southwest Gold’s contribution to the registered capital of the Cooperative Company is US$3,010,000 during Phase 1 (to earn a 70% interest) and an additional US$1,000,000 during Phase 2 and this will account for a 90% equity interest in the registered capital of the Cooperative Company.

The Phase 1 schedule of Canadian Southwest Gold’s contributions to the registered capital of the Cooperative Company is as follows:

1)

US$500,000 to be contributed within 90 days of the issuance of the business license;

2)

an additional US$1,000,000 to be contributed within two years of the fulfillment of the formal approvals; and,

3)

an additional US$1,510,000 to be contributed within three years of the fulfillment of the formal approvals.

In Phase 2, Canadian Southwest Gold will contribute an additional US$1,000,000 to the registered capital of the Cooperative Company by the fourth year and pay Team 209 US$1,700,000 in compensation (which payment has been made).  Upon completion of Phase 2, Canadian Southwest Gold will have a 90% equity interest in the Cooperative Company and Team 209 will have a 10% equity interest, while any increase in the registered capital of the Cooperative Company shall be contributed 100% by Canadian Southwest Gold and Team 209 shall not be required to make any contribution to the registered capital to retain its 10% of the registered capital and its 10% participation ratio of the Cooperative Company.  Canadian Southwest Gold will continue to have 90% of the registered capital and a 90% participation ratio regardless of all increases in the registered capital of the Cooperative Company.

c) On November 25, 2002, Canadian Southwest Gold, a wholly owned subsidiary of the Company, signed a joint venture agreement with Brigade 209 of the Nuclear Industry of Yunnan Province, China regarding the Boka Gold Project.  Team 209 and Canadian Southwest Gold established a cooperative company to hold and operate the Boka Gold Project.  Under the terms of the JV Agreement, Canadian Southwest Gold can earn a 90% interest in the Cooperative Company by contributing to that company US$4,010,000 over a four year period and making a payment equivalent to US$1.7 million to Team 209 by the fourth year (which payment has been made).  Contributions to the Cooperative Company are staged as to US$500,000 in the first year, US$1.0 million in the second year, US$1.51 million in the third year (to earn a 70% interest) and US$1.0 million in the fourth year (to earn the full 90% interest).  Team 209 will retain a 10% carried interest and Canadian Southwest Gold is the operator of the project.

d) Team 209 is presently dismantling the vat leach facilities at Boka and the final clean up will be inspected by the Ministry of Lands and Resources Environmental Division.  Tunnel entrances will be sealed either by cementing the portals closed or installing metal doors.

e) The main zones of gold mineralization outcrop along the western edge of a north-south-trending plateau between approximately 1,600 metres to 1,850 metres elevation.  The Chang Jiang (Yangze) River, which flows north at an elevation of about 900 metres, lies to the west of and at the base of the plateau.  Gold mineralization is hosted within carbonaceous shales/slates, ductile-brittle deformation zones as well as associated structures.  The mineralization extends for at least 8 kilometres in a north-south direction and dips to the east in the order of 20o to 40o.  Within this sector, three main areas of mineralization have been identified:  Boka 11 to the north, Boka 1 North and South in the centre and Boka 7 in the south.

There are no mineral reserves or resources as yet defined for the Project.  In all areas of mineralization, there are adits and associated stoped areas that have been excavated by local artisanal miners.

Team 209 has operated a vat leach operation on the plateau treating the mined gold mineralization from the adits and stopes.

f) The Boka Gold Project is comprised of three Mining Permits, two of which are contiguous, and three contiguous Exploration Permits covering an area within Dongchuan District of Kunming City, Yunnan Province, which have been transferred to the Cooperative Joint Venture.  The Mining Permits were issued on March 5, 2003 and two Exploration Permits were issued on April 10, 2003.  The third Exploration Permit was issued on June 17, 2003.

The Mining and Exploration Permits are within a Cooperation Area of 560 square kilometres.

Table 1

Boka Property, Boka and Tuobuka Townships

Dongchuan District, Kunming City, Yunnan Province, China

Mining Permits		Area (km2)	Date Issued
5300000320166		2.0	Mar. 5, 2003
5300000320167		1.0	Mar. 5, 2003
5300000320168		1.9	Mar. 5, 2003
	Total	4.9

Exploration Permits		Area (km2)	Date Issued
5300000320371		18.5	Apr. 10, 2003
5300000320372		74.2	Apr. 10, 2003
5300000310416		64.8	Jun. 17, 2003
	Total	157.5

In 2003 the Cooperative Company expanded its scope of business and a new business license was issued to permit the Cooperative Company to explore, develop and mine for gold.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

a) The Boka Project is located approximately 280 kilometres by road north of Kunming, the provincial capital.  From Kunming a four-laned paved highway (in places under construction) leads east and at approximately 78 kilometres a turn-off to the north on highway 213 leads to Dongchuan.  The Kunming - Dongchuan trip takes about 2.5 hours.

North from Dongchuan to the Property, the road initially follows the Xiaojiang River, then after about 20 kilometres, a series of switchbacks takes the road onto the plateau above the Xiaojiang River and an additional 10 kilometres leads to the Project camp at Boka on the western side of the plateau.

b) The Project is approximately 40 kilometres north of Dongchuan with transport between the two areas being by vehicle.

c) Due to the elevation of about 1,900 metres, the Boka area which is at approximately 26.5oN latitude has a climate that varies from subtropical at the lower elevations to warm temperate at the higher elevations.  Usually the winter months are cool and dry with precipitation amounting to 600 millimetres to 1,000 millimetres per year falling from April through October.

d) Southwestern has acquired a brick compound from Team 209 where all personnel are accommodated.  Offices, eating facilities, etc. are available in the compound which is monitored by a security service.  The compound and area have full electrical service, the Boka area is within the Chinese mobile phone network and Internet access is available in the compound.

The city of Dongchuan, about 2.5 hours by road from the Property should be able to provide most of the services required by the Project.  The Dongchuan copper deposit is close by and the city has provided service for the copper mining activities for many years.

The Project is at an early stage of exploration and as the work program progresses, the matters of access to surface rights, sufficient supplies of power and water as well as waste and tailings disposal areas and plant sites will need to be addressed.

e) The Boka Project area is located in the Yunnan - Guizhou Plateau within the Chang Jiang (Yangze) drainage area.  The major rivers are deeply incised and they appear, for the most part, to follow the major structural zones.

The project area is bounded to the east by the Xiaojiang River and to the west by the Jin Sha Jiang River, the main upper tributary of the Chang Jiang (Yangze).  These rivers occupy large, north-south trending valleys (faults) and are at an elevation of approximately 900 metres with the intervening central north-south-trending plateau in the Boka area being at about 1,900 metres.  The east and west sides of the plateau are quite precipitous and steep east-west valleys add an additional degree of ruggedness to the area.  The top of the plateau is relatively flat with relief being in the order of a few tens of metres.  The top of the plateau and the upper parts of the slopes on the plateau edges are mainly under cultivation for grains, fruits and vegetables.  All gentler slopes are terraced.

HISTORY

a) The Boka Gold zone was discovered by Team 807 of the Yunnan Ministry of Geology and Mineral Resources (MGMR) by stream sediment sampling and soil geochemistry in 1999.  Team 209 acquired the Project from Team 807 and in 2000, Team 209 set up a small mining operation.  Team 209 produced about 150 kilograms of gold per year from a vat leaching operation situated adjacent to the Southwestern compound.  It is estimated that the average head grade of the ore being processed is 5 to 10 grams per tonne gold.  Recently Southwestern bought out the Team 209 operation.

b) The Company did not acquire the Project from an informed person or promoter for the Company or an associated or affiliated person.

c) Not applicable.

GEOLOGICAL SETTING

In eastern Yunnan and southern Sichuan provinces, the oldest exposed lithologic units are considered to be Middle to Late Proterozoic (1,850 Ma - 850 Ma) eugeosynclinal sediments that form the western part of the Yangze Platform that was consolidated by the Jinningian Orogenic Movement at 850 Ma.  In eastern Yunnan these eugeosynclinal sediments form the Kunyang Group while in southern Sichuan Province they are referred to as the Huili Group.  The Kunyang Group is comprised of eight formations containing slates, sandstones, siltstones, dolomites, andesitic to basaltic tuffs and volcanic-sedimentary units.  The slates are commonly carbonaceous and the dolomites may be silicified.  The Laoxue Formation, a muddy to sandy dolomite and algae dolomite, of the Kunyang Group hosts the Dongchuan copper-bearing strata to the south of the Boka Property.

Unconformably overlying the Kunyang group sediments are similar platform-type sediments deposited during the Sinian Period (850 Ma to Lower Cambrian - 600 Ma).  Cambrian sedimentation deposited phosphate rock, dolomites and sandstones in a shallow marine environment on the Yangze platform.  This early Paleozoic sedimentation was terminated by Caledonian Tectonism which formed the Southeast China Fold Belt and caused the Yangze platform to be uplifted above sea level.

Subsequently, Silurian, Devonian and Carboniferous platform sediments ranging from richly fossiliferous littoral limestones and sandstones to terrigenous clastic sediments and economically significant coal measures were deposited on the Yangze Platform with the sedimentation being terminated by Hercynian tectonic movements along the western border of the Platform.

Permian time was marked by shallow marine and terrigenous sedimentation, including coal-bearing horizons.

Beginning in Devonian time extensional conditions prevailed in the western marginal parts of the Yangze Platform with rifting developing "microaulacogens" (Panxi Rift).  These processes intensified in Permian time and led to the eruption of the profuse Ermeishan continental basalts and associated dykes and sills.  At this same time, there were extensive ocean basins to the west.

Closure of these ocean basins was produced by the northeasterly movement of massifs from the southwest which resulted in the formation of the Indosinian Convergent Zone (Middle - Late Triassic) extending from southern Yunnan Province northwesterly along the western edge of the Yangze Platform.  This movement appears to have been accomplished by underplating the Yangze Platform by units from the southwest.  A side effect would have been to "close" the earlier developed north-south trending Devonian - Permian Panxi rift zone.  This orogeny resulted in the formation of the Eurasian Supercontinent.

In summary, the project area lies in the western part of the Yangze Platform which contains Middle to Late Proterozoic eugeosynclinal sediments that were consolidated during the Jinningian Orogenic Movements at 850 Ma.  The platform received sediments throughout most of the Paleozoic with interruptions being due to Caledonian and Hercynian Tectonism and by the Indosinian Orogeny in Mid to Late Triassic time.  From Devonian through Permian time, an extensive north-south zone of rifting (Panxi Rift) with associated flood basalts developed through the Yunnan - Sichuan Province area.

This sequence of geologic events has produced the geological setting for the Boka gold deposits.  The oldest units are the Middle to Late Proterozoic formations which in general trend north-south and exhibit gentle open folds.  Unconformably overlying the Proterozoic units are Paleozoic sediments - Cambrian to Permian in age, followed by later Mesozoic sediments.  The Permian Ermeishan flood basalts are extensively developed east of the area and the Xiaojiang Fault (River).  The Xiaojiang Fault is one of the major structures of the Devonian - Permian rift zone, extends for hundreds of kilometres and is still seismically active.  The north-south section of the Jin Sha Jiang River immediately to the west of the Boka site is also considered to follow a branch of the rift zone.

The Boka Project area is underlain by a sequence of essentially unmetamorphosed to lower greenschist facies Middle to Late Proterozoic eugeosynclinal sediments exposed in a window of "basement" rocks surrounded by Paleozoic sediments and Permian age Ermeishan basalts mainly to the south and east.  The sequence from bottom to top commences with various sandstones followed by a chloritic slate, calcareous siltstones, carbonaceous slates, calcareous sandstones and dolomite at the top.  These units are considered to be part of the Kunyang Group.

Geological mapping and compilation by Southwestern suggests that this sequence has been gently folded about north-south trending axes into broad open folds that may plunge at low angles to the south.

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

At present, the main stratigraphic interval of interest is that which hosts the Boka 1 - Boka 7 - Boka 11 Mineralized Horizon.  Additional mineralized horizons/structural domains have been recognized below this main horizon at both Boka 7 and Boka 11, however, only recently has work commenced evaluating the lower horizon at Boka 7.  The situation at Boka 8 is unclear and further work is required to determine the structural/stratigraphic situation in this area.

Small bodies of gabbro as dykes and sills are intrusive into the thrust faults and cross-cutting structures.

Regional metamorphism is considered to be very limited with the Proterozoic units in the general Boka area showing lower greenschist grade metamorphism at best.

EXPLORATION

The Cooperative Company is evaluating the project under the overall direction of John Paterson, President and CEO of Southwestern and a Qualified Person under the Member, Aus IMM designation.  The on-site Project Manager is Dr. Xianda Wang (Ph.D., University of Salzburg).

a) The work completed and currently in progress consists of:

  detailed topographic surveying of the Boka 1 area which has been completed and surveying of the Boka 7 and Boka 11 areas;

  identification and surveying of all the tunnels excavated by artisanal miners;

  sampling of tunnels in all areas;

  driving of 6 exploration tunnels.  This work was under contract to Team 209;

  regional geological mapping and soil sampling; and

  diamond drilling.  Currently five drills are operating on the property under contracts totaling 20,000 metres.  Approximately 11,000 metres has been drilled in the 33 holes that have been completed (or abandoned) and five holes are now in progress.

b) It is considered that the Boka gold mineralization was produced by a very large mineralizing system.  Gold mineralization has been identified over a considerable area from Boka 8 and 11 in the north through Boka 1 North and South to south of Boka 7, a total north-south distance of approximately eight kilometres.  The main north-south-trending east-dipping mineralized horizon, contained within a package of Middle Proterozoic age, eugeosynclinal sediments, consists of a stratigraphic interval of carbonaceous shales/slates with minor siltstone, mudstone and carbonate interbeds which shows evidence of multiple episodes of ductile-brittle deformation.  The mineralized horizon hosts the main areas of known gold mineralization, Boka 1 North and South and Boka 7.  A lower horizon has been identified at Boka 7 and is currently being sampled.

c) The majority of the work has been carried out by the Company with tunnelling being done by Team 209 personnel and drilling by Edco Drilling and Huafeng Drilling Company under contract.

d) It is considered that the work on the Property is being done in a professional and competent manner and that the results to date are a fair and reasonable representation of the actual situation.

MINERALIZATION

The thrust deformation has generally been localized within the carbonaceous shales/slates of the Middle Proterozoic eugeosynclinal sediment sequence.  At Boka 1 (North and South), Boka 7 plus Boka 11, deformation occurs within an approximately 200 metre thick sequence of carbonaceous shales/slates overlain by massive dark grey dolomites and underlain by light grey sandstones.  This 200 m+ thick zone is also the locus for the gold mineralization which appears to be concentrated within more limited "stratigraphic" intervals.  In the following sections, the 200 metre "stratigraphic" interval to which the deformation and gold mineralization is generally confined will be referred to as the Mineralized Horizon.  The narrower intervals that host significant amounts of quartz-carbonate veining and gold mineralization will be referred to as Gold-bearing Zones.  The work to date indicates that the Mineralized Horizon is comprised of higher grade gold-bearing zones, separated stratigraphically by lower grade intervals.  These lower grade intervals, at least in some cases, may be made up of narrow, more competent sandstones or carbonates that have suffered only minor deformation.  These less deformed/more competent intervals appear to carry gold values that vary from nil through a few hundred parts per billion to 1 or 2 grams per tonne gold.

At Boka 1, the Mineralized Horizon forms a north-south striking and east-dipping zone.  The top of the Mineralized Horizon is considered to be exposed in tunnel XG-40 (portal elevation 1,833 metres) at about 68 metres from the portal.  The upper limit of the Mineralized Horizon is marked by a zone of intense ductile deformation trending 320o and dipping 40oE with a 15 centimetre thick pale grey clay gouge overlying a graphitic schist, carrying quartz-carbonate veining and alteration.

A second, but stratigraphically lower Gold-bearing Zone is indicated by the mineralization in tunnels XG39, XG23, XG24 and the connected tunnels XG13 and XG15.  From the preliminary mapping in tunnels XG13 and XG15, this zone is considered to dip at 40o east in these tunnels, to have a true stratigraphic thickness of about 35 metres and to have been worked/sampled over a strike length of about 300 metres and for 200 metres down-dip.  This zone is also open both along strike and down-dip.

North from Boka 1, the interpreted extension of the Boka 1 North Mineralized Horizon is covered by terraces and fields where intensive agriculture is being carried out.  Approximately one kilometre north of the northern end of Boka 1 North, the Mineralized Horizon is exposed on the north-facing slope of a large east-west valley.  This is Boka 11.  The Boka 11 tunnels are located in the black shales/slates/graphitic schists of the Mineralized Horizon where it forms an outcropping band following the easterly dip along the north-facing valley wall.  The main area of concentration of these tunnels is 400 metres to 500 metres down-dip from the most westerly outcrop of the Mineralized Horizon.

Based on observation and the continuity of the stratigraphy, it is considered that in the Boka 1 - Boka 11 sector the Mineralized Horizon forms one continuous unit which is intermittently exposed from the southern edge of Boka 1 South to Boka 11 in the north, a distance of approximately 2.4 kilometres.  This Mineralized Horizon shows a "stratigraphic" thickness of 200 m+ and can be observed for about 300 metres down dip at Boka 1 and up to 500 metres down-dip at Boka 11.

Boka 7 is located 3 kilometres south of Boka 1 North, is exposed on the same west-facing mountain side at an elevation of 1,860 metres to 1,960 metres, has an exposed Mineralized Horizon approximately 100 metres thick, and is considered to be the southern extension of the Boka 1 - Boka 11 Mineralized Horizon.

In addition to the Mineralized Horizon, which is considered to host the Boka 11, Boka 1 and Boka 7 Zones between surface elevations of approximately 1,600 metres and 1,850 metres, there is another Mineralized Horizon at an elevation of about 1,450 metres as reported south of Boka 7 and as observed north of and below, Boka 11.  This horizon below Boka 7 is now being trenched and sampled by the Cooperative Company.

DRILLING

The current drilling program is being carried out by Edco Drilling, a division of TVI Pacific, and Huafeng Drilling Company, with a total of five drill rigs on the Property.  To date, 33 holes have been completed with five holes in progress.

The main unit being drilled is a fissile shale/slate, which in places has been subjected to folding and ductile/brittle deformation and has been invaded by intrusives and quartz-carbonate-sulphide veinlets.  This combination of features may lead to difficult drilling conditions that consist of "blocky ground", the grinding of core, caving of the hole, and loss of core as examples.

As is normal at the start of most drilling programs, core recovery problems were encountered in holes B02-01 and especially in B02-02 with the result B02-02 was terminated at 226.9 metres.  The drill was moved 5 metres and the hole was duplicated with a parallel hole (B03-02A) so as to improve core recovery.  In addition, a source of drilling mud in the Kunming area was located and its usage, along with more experience in the local conditions improved core recovery.

Additional drilling problems were encountered in holes B03-04 and B03-20, both of which were abandoned.  The core recovery estimated by the Cooperative Company geologists for the current drill holes is considered to be in the order of 90%.

The core is placed in plastic trays at the drill site with plastic markers at the appropriate meterage.  It is then transported by truck to the Cooperative Company core storage facility, which is a concrete building that can be securely closed off.  The core is logged by Cooperative Company geologists into a computer logging system, sample intervals are marked and recorded and then the core is set aside for sampling.  The core is split with one half being retained and one half is sent for analysis in security sealed sample bags to the IPL Laboratories in Kunming for sample preparation, after which a 500 gram, -10 mesh sample split is sent to IPL Labs or ALS Chemex Laboratories, Vancouver for analysis.

The Mineralized Horizon trends approximately north-south and dips on average 30o east.  Most of the holes are being drilled approximately perpendicular to the strike and at minus 55o to 80 o so any mineralized intercepts will be approximately true width.

Boka 1 North

Seven holes have been drilled in the Boka 1 North sector evaluating the Mineralized Horizon over a strike length (northwest) of approximately 650 metres and for 300 metres down-dip to the east.  These holes are B02-01, B02-02, B03-02A, B03-03, B03-04, B03-05, B03-07 and B03-9b.  Holes B02-01, B03-04 and B03-07 were drilled along one section and illustrate the continuity of the Mineralized Horizon from surface, in tunnels PD-3 and PD-6 down-dip to the east at 200 -25° for 300 metres.  Gold mineralization of economic interest was intersected over 116.45 metres and 81.4 metres respectively in holes B02-01 and B03-04.  Hole B03-04 was lost at 248.5 metres in mineralization.  The top of the mineralization is at 257 metres in hole B03-07 with mineralization to 346 metres averaging 3.1 grams per tonne gold.

Hole B03-03 was drilled from the same set up as B02-01 but on an azimuth of 180o (inclination of 80.9o).  B03-03 intersected the top of the Mineralized Horizon at 40.0 metres and between 40.0 metres and 125.3 metres (85.3 metres) averaged 1.29 grams per tonne gold.  This hole continued in the Mineralized Horizon to a depth of 349.15 metres, however, in the lower part of the hole no gold values of economic interest were obtained.

Two hundred and fifty metres north of holes B02-01, B02-04 and B02-07, two holes, B02-02 and B03-02A, were drilled.  B02-02 was lost at a depth of 226.9 metres and B03-02A was drilled as a replacement hole parallel and 5 metres to the north to a depth of 398.4 metres.  It intersected the Mineralized Horizon starting at 229.8 metres and continued in the Mineralized Horizon to 304.3 metres where a mineralized and altered porphyritic syenite was intersected.  Assay results show 55.1 metres averaging 2.14 grams per tonne gold starting at 229.8 metres.  This interval is considered to be correlative with the mineralization in the surface tunnels and to indicate a downdip continuity of 300 metres.

Approximately 150 metres south of hole B02-01 and Section AB, hole B03-05 was drilled to a depth of 307.7 metres.  Although carbonaceous shales/slates were intersected, only the section from 83.7 metres to 95.5 metres (11.8 metres), which averaged 3.74 grams per tonne gold, returned gold values of economic interest.  The hole is interpreted to have intersected a post-mineralization fault.  Movement on this fault is currently unknown and further work is required to clarify the structural situation in this area.

Boka 1 South

To date 9 holes have been completed testing the Mineralized Horizon in the Boka 1 South area.  The drill logs show the presence of sulphide-quartz-carbonate veined mineralized carbonaceous shales/slates and intervals of syenite.  Two holes, B03-11 and B03-20 drilled in this area were abandoned and four holes are currently in progress.

Hole B03-06 is considered to have intersected the Mineralized Horizon about 500 metres downdip from the Boka South tunnels and a 90.85 metre interval from 347.35 metres assayed 5.21 grams per tonne gold.  A second zone of mineralization was intersected at the bottom of the hole (5.05 metres at 29.2 grams per tonne gold), however, the hole was terminated at 512.7 metres before the zone could be fully tested.  Hole B03-08, collared 525 metres north of B03-06, intersected 63.7 metres of mineralization assaying 6.1 grams per tonne gold and hole B03-18, drilled 435 metres south of B03-06, had two intersections between 72.5 metres and 138.7 metres.

Results from holes B03-24, B03-25, B03-26, B03-27 and B03-28 in the Boka 1 South Zone have returned intersections varying in length from 38.40 metres averaging 3.86 grams per tonne gold to 90.90 metres assaying 2.20 grams per tonne gold.  Mineralization varies form massive pyrite to quartz-carbonate stockworks to quartz veins.

Boka 7

Ten drill holes have been completed at Boka 7 and 2 holes are presently being drilled.  Holes that carry mineralized gold-bearing intervals occur over a strike length (north-south) of approximately one kilometre.  Hole B03-17 is an in-fill hole between holes B03-15 and B03-16 while hole B03-19 is a step-out hole 175 metres north of B03-16.

The results received to date indicate mineralization over widths from 41.7 metres at 2.8 grams per tonne gold in B03-13 to 107.3 metres at 2.4 grams per tonne gold in hole B03-15.  Hole B03-14 returned two intervals of interest separated by a 55.7 metre zone of anomalous to sub-economic mineralization.  The upper interval from 166.8 metres to 197.8 metres (31.0 metres) averaged 3.2 grams per tonne gold while the lower interval of 31.9 metres starting at 253.5 metres assayed 2.9 grams per tonne gold.  Hole B03-23 returned 50.25 metres averaging 2.80 grams per tonne gold plus a 9.60 metre interval which assayed 31.60 grams per tonne gold.

The results received to date from completed holes (B03-09b in the north to B03-23 in the south) have been drilled over a north-south distance of 3.98 kilometres.  Within this distance, the holes at Boka 1 North are within a 650 metre north-south distance, those at Boka 1 South within a 960 metre interval and those at Boka 7 over a 1,000 metre north-south distance.  Although the holes are spaced at 100 metres or more, they are beginning to establish the continuity of the mineralization along strike.  The total combined drilled strike length at Boka 1 North, Boka 1 South and Boka 7 is 2,600 metres or approximately two-thirds of the distance between the two limiting drill holes.  At Boka 1 North drilling on one section has shown good continuity down-dip for over 300 metres.

Drilling is currently being concentrated in the Boka 1 South area where drills are testing the zone at 50 metre centres and in the Boka 7 area.

SAMPLING AND ANALYSIS

a) The initial work at the Boka Project began in mid-October 2002 and since that time the sampling approaches and procedures have evolved as new information became available.

As a means of quickly evaluating the Mineralized Horizon and contained gold-bearing zones, the Cooperative Company began a program of surveying and then sampling of the tunnels that had been driven by the artisanal miners.  During the due diligence work vertical chip samples were taken, however, when the tunnel sampling program was started in October 2002, horizontal chip samples were taken along one wall of a tunnel for a predetermined sample interval that was usually in the 2 metres to 5 metres range.  Prior to sampling, loose dirt was scraped from the wall as best as possible and then the horizontal sample was taken by chipping rock fragments from the tunnel wall into a cloth sample bag.  The bag was then ticketed, closed, combined with other samples in a larger bag and sent to the Langfang Institute of Geochemical and Geophysical Exploration (1S0 9001 Certification), Langfang, Hebei Province, approximately 60 kilometres from Beijing.

b) It was recognized that the horizontal channel sampling procedure was prone to misrepresenting the value of the mineralization after the preliminary work showed that in general the gold-bearing mineralization trended north-south and dipped, on average, about 30o to the east with variations from horizontal to 60o.  In these circumstances, a horizontal sample in a 30o dipping mineralized zone cuts the zone at a low angle and may give a sample value that overstates the "true" value.  In contrast, a 30o dipping zone close to the floor or back of the tunnel, may not be sampled by a waist high horizontal channel sample, thus giving an understated assay value.  To correct this situation, a panel sampling procedure was proposed whereby the tunnel wall would be sampled as a panel.  The tunnels are on average two metres high, thus, for a three metre long (horizontal) panel, for example, the panel would be sampled by four lines of chips - top left to bottom right and top right to bottom left and top to bottom and left to right at mid-wall.  The chips from these crosses would provide the sample.

As indicated above, the initial horizontal channel samples may have produced some non-representative values due to the bias introduced by the geometry of the sample relative to the geometry of the mineralization trend.  However, in a large number of samples, it would appear that some samples would overstate the "true" value while others would understate it, with the result that the mean for a number of samples in a tunnel is probably a reasonable value for the total length of tunnel sampled, for example.

The sampling of the drill core presents similar problems to those encountered in sampling the tunnels.  Specifically the drill core is a small sample of a host rock that has been subjected to at least two or three phases of deformation, has been altered and mineralized and most recently, may have been subjected to surface weathering and oxidation.  As a result, sections of core are highly fractured and may be quite friable due to oxidation.  This type of ground creates challenges for the drillers in order to maximize core recovery.  It is considered that the most difficult sections in which to get 100% core recovery are oxidized, mineralized sections due to the vuggy to friable nature of the residual material.  As a result, it is the writer's opinion that the gold values as reported from the drill core samples may understate the actual gold content of the sample.

Apart from the above consideration, it is considered that the current sampling procedures are appropriate.  Due to the presence of coarse erratic gold concentrations in the mineralization, all drill core samples are now being treated using the Screen Fire Assay Method.

c) The tunnel sampling was undertaken to ascertain the grades of gold mineralization that might be encountered in the Boka Property.  It was not undertaken to sample any specific unit or structure, however, as the situation has evolved it became evident that the tunnels contained zones of higher grade mineralization, associated with deformation zones, quartz-carbonate-sulphide veining and in some cases heavy sulphide mineralization, separated by less deformed zones containing low grade to anomalous levels of gold mineralization.  Therefore, the tunnel samples must be considered to represent various types of materials exhibiting a wide range of values.  Also, an individual tunnel should not be considered to expose the true width of the mineralization.  Due to the limited stratigraphic interval exposed in any one tunnel or set of connected tunnels, it is considered that it is extremely difficult to state the true width of all the mineralized zones sampled to date in the tunnels.  If the average dip of the mineralized zones is considered to be 30o east, then a "rule of thumb" at this time would be that the "true width" of a set of mineralization samples in a horizontal tunnel would be half (50%) of the horizontal length.  The true width of the Mineralized Horizon and any contained gold-bearing zones can best be estimated from the drill holes currently being put down.

d) Economic grade gold values in the Mineralized Horizon vary in thickness from approximately 40 metres to over 100 metres and within this interval there are many combinations of carbonaceous black slate, siltstone, shear/fault zones, mineralized zones, veined zones, etc.  Drill core is generally sampled in one metre intervals with the core being split longitudinally into two halves, one of which is retained in the core box while the other half is sent for assay.  The results for each drill hole are reported as a combined weighted average for each drill hole.

e) A program of tunnel sample verification was carried out in January 2003, however, this was at the beginning of the drill program and no core samples were collected.

Southwestern has been re-sampling drill core under the supervision of Dr. Wang, the Boka Gold Project Manager.  Samples showing a range of values and from different holes have been selected.  Prior drill core samples are being quartered for duplicate analysis at a second laboratory.  This work is currently in progress and results should be available in the near future.

SECURITY OF SAMPLES

Drill core samples consist mainly of two types of material, solid drill core and broken drill core which consists of broken pieces of core varying from sand size to 20 mm +/-.  The core is sampled by splitting the material longitudinally into the required sample and half of the core is retained on site for review, resampling, etc. as required.  The drill core samples are each placed in a sample bag, which is then sealed, and these are grouped into larger bags and then taken by Company personnel to IPL Laboratories (ISO 9002 registration) in Kunming for sample preparation.

The core is stored in plastic trays in a secure concrete building.

At IPL Laboratories in Kunming, the drill core samples are prepped to -10 mesh at which point a 500 gm sample split is taken.  This material is sent to IPL Laboratories or to ALS Chemex Laboratories in Vancouver and the balance of the sample is stored.  All drill core samples are being assayed using the Screen Fire Assay Method.

ALS Chemex is an ISO 9001: 2000 registered laboratory that is actively pursuing accreditation for ISO 17025 under CAN-P-1579 "Guidelines for Accreditation of Mineral Analysis Testing Laboratories".  IPL Laboratories is an ISO 9002 registered laboratory.

The soil geochemical samples are assayed at the Langfang Institute of Geochemical and Geophysical Exploration in Beijing, an ISO 9001 registered lab.  The samples are digested in aqua regia followed by analysis by atomic absorption techniques for gold, silver, copper, nickel, arsenic, antimony and bismuth.

The Cooperative Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are being routinely analyzed for precision at ALS Chemex, Vancouver, British Columbia.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No mineral reserve or resource calculations have been undertaken.

MINING OPERATIONS

The Project is at an early stage of exploration and, apart from small adits and stopes developed by artisanal miners, there are no mining or processing facilities on the Property being operated by the Cooperative Company.

EXPLORATION AND DEVELOPMENT

It is considered that the Boka gold mineralization was produced by a very large mineralizing system.  Gold mineralization has been identified over a considerable area from Boka 8 and 11 in the north through Boka 1 North and South to south of Boka 7, a total north-south distance of approximately eight kilometres.  The main north-south-trending east-dipping Mineralized Horizon, contained within a package of Middle Proterozoic age, eugeosynclinal sediments, consists of a stratigraphic interval of carbonaceous shales/slates with minor siltstone, mudstone and carbonate interbeds which shows evidence of multiple episodes of ductile-brittle deformation.  The Mineralized Horizon hosts the main areas of known gold mineralization with Boka 1 South and Boka 7, currently being drilled.

The Cooperative Company has embarked on environmental and additional engineering studies and has purchased the Team 209 interest in the Boka Gold Project.  The Cooperative Company is in the Phase 2 exploration program, the budget for which is $6,803,830 and central to which is 20,000 metres of diamond drilling.  Upon completion of the Phase 2 program the Cooperative Company plans to proceed with a Phase 3 program to further define areas of mineralization indicated by the Phase 2 drilling.  To take into account these expenditures an additional budget has been proposed by the Cooperative Company.

The Liam Gold Project

Information on the Liam Gold-Silver Project, Department of Cusco, Peru set out herein has been obtained from the National Instrument 43-101F1 compliant technical report entitled “Technical Report, Southwestern Resources Corp., Liam Gold Project, Department of Cusco, Peru” by L.D.S. Winter, P.Geo., dated December 23, 2003.

The Company's principal property in Peru is the Liam Gold-Silver Project (the Liam Gold-Silver Project and the “Project” are used interchangeably) located 190 kilometres northwest of the city of Arequipa.  In late 2003 the Company signed an option agreement with Newmont Peru Limited Sucursal del Peru (“Newmont Peru”) regarding the Company's core zone of the Liam Gold-Silver Project (the “Liam Core Zone”).  Newmont Peru Limited (“Newmont Delaware”) and the Company also entered into a joint venture agreement (the “Regional Joint Venture Agreement”) to explore various concessions owned by the two companies outside the Liam Core Zone.

PROJECT DESCRIPTION AND LOCATION

a) The Liam Gold-Silver Project is comprised of three parts, the Liam Core Zone containing four concessions totalling 3,500 hectares, the Liam Regional Zone containing 99 concessions covering 81,789 hectares and the Area of Interest.

The Liam Gold-Silver Project is located in southern Peru, within the western slopes and the continental divide of the Cordillera Occidental (Western Cordillera) of the Peruvian Andes in the Department of Cusco at 14° 46’S latitude, 72° 23’W longitude, approximately 190 kilometres northwest of the city of Arequipa.

b) The concessions in the Liam Core Zone and the Liam Regional Zone constitute the “Project Area” and are held by either Minera del Suroeste S.A.C. (“Misosa”) an affiliate of Southwestern or Newmont Peru, which is a branch of Newmont Delaware (collectively, Newmont Peru and Newmont Delaware are hereafter referred to as “Newmont”).  Both Misosa and Newmont own or control mineral rights outside the Project Area but within the Area of Interest.  These rights are to be maintained in good standing for the benefit of the Regional Joint Venture, as defined.

On October 1, 2003 a letter of intent was executed by Newmont Delaware and Southwestern and then amended on October 9, 2003 (collectively the “Letter of Intent”).

The Letter of Intent was subsequently formalized in two agreements:

1)

an Option Agreement dated November 14, 2003 between Misosa and Newmont Peru regarding the Liam Core Zone; and

2)

the Regional Joint Venture Agreement dated November 14, 2003 between Newmont Delaware and Southwestern, regarding the Liam Regional Zone (the “Regional Joint Venture”).

Under the Option Agreement, Misosa granted Newmont Peru the option to earn an undivided 50% interest in the Liam Core Zone by spending a total of US$5 million over a three-year period, with a minimum annual expenditure of US$1 million, which must include 5,000 metres of drilling.  After earning an undivided 50% interest Newmont Peru has the second option to earn an additional undivided 10% interest in the Liam Core Zone by producing a positive feasibility study. In addition, Newmont Peru has the third option to earn a further undivided 10% interest in the Liam Core Zone, thereby increasing its interest to an undivided 70% interest, by funding all costs incurred to commencement of commercial production of mineral products from the Liam Core Zone.  If Newmont Peru elects the third option it will be entitled to receive 90% of distributable profits until it has been reimbursed for all costs incurred during the third option, while the remaining 10% of profits will be distributable to the parties pro rata.

Under the Regional Joint Venture Agreement, Southwestern and Newmont Delaware contributed certain mineral concessions and each has an undivided 50% participating interest in the Regional Joint Venture.  The parties have agreed to spend a total of US$5 million in the Area of Interest over a five-year period, with Southwestern as exploration manager.  If the Technical Committee formed under the Regional Joint Venture determines that any project within the Area of Interest, based on a preliminary scoping study of its tonnage, or grade, initial metallurgy or initial economic valuation, constitutes a viable exploration project then Newmont Delaware has the election to earn an additional 20% interest in that project by producing a feasibility study and funding all costs incurred to the commencement of commercial production.  Newmont Delaware also has similar preferential rights to distributable profits as those specified for the Liam Core Zone.

c) Apart from the contractual terms set out above, there are no additional royalties, overrides, back-in-rights, payments or other agreements to which the Liam Gold-Silver Project is subject.

d) With regard to environmental matters and permits, there are no known pre-existing liabilities and the recent work by Misosa has been carried out under a Category B Permit, however, a new Category C Permit will be required for future drilling programs.

There are no permanent residences or other buildings within several kilometres of the Liam Core Zone, however, some of the grasslands in the valleys in the area are used temporarily as grazing areas.  Misosa has been working closely with all peoples in the area to keep them informed of the Liam Gold-Silver Project and work programs.  Local individuals are currently employed on the Project.

e) The Liam Gold-Silver Project is located at an altitude of 4,500 metres to 5,300 metres within the northwesterly-trending Southern Peru, Tertiary Volcanic Belt.

The Liam gold-silver-bearing zone is within a large zone of argillic – siliceous alteration and consists of three parts:  Cerro Crespo butte to the south, an 800 metre diameter, maar-like crater immediately to the north and northeast, and the Quescha area on the north side of the maar-like crater.  The area in which gold-silver values of economic interest have been obtained extends about 2.5 kilometres from north to south from Quescha to Cerro Crespo and about 1.5 kilometres from east to west.

There are no defined mineral reserves or resources for the Liam Gold-Silver Project and there are no mine workings, tailing ponds, waste disposal areas or natural features of significance, or improvements in the area.

f) The Liam Core Zone concessions and the Liam Regional Zone concessions provide the concession holders with access to the mineral rights and the current drilling program is being carried out under a Category B Permit.  Within the Area of Interest are mineral rights owned or controlled by either Misosa or Newmont Peru, which will be maintained in good standing for the benefit of the Regional Joint Venture.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

a) The Project area can be reached by road from Arequipa via the communities of Puente Callari, Sibayo, Cailloma and Arcata.  The 305 kilometre trip from Arequipa to the Arcata mine site takes between six to seven hours driving on moderate condition gravel roads. A secondary road continues north from the Arcata mine to a junction with the new Liam access road, 21 kilometres and 45 minutes travel time.  A new road constructed by the Soteco Joint Venture advances from this point and continues north to the Liam drill and camp area, an additional 18.5 kilometres and one hour travel time.  The total distance by road from Arequipa to the Liam camp is roughly 340 kilometres in 8.5 hours time.

b) Apart from the small communities which provide accommodation and services to the mining operations at Orcopampa and Arcata there is limited infrastructure in the area.  Gravel roads have been built north from Arcata to Liam and other nearby areas to provide access for mineral exploration work.  All access to the area is by vehicle or helicopter.

c) The Project area is above 4,000 metres and has a high altitude tundra-type climate.  The rainy season, which is from December through March, hinders road access and work during this period.  Snowfalls are not uncommon during the rainy season and on some of the higher peaks snow may remain for considerable periods of time.

d) The Project is at an early stage of exploration, however, as the Project progresses, the sufficiency of surface rights for mining operations, tailings or waste disposal, heap leach ponds or processing plants will be assessed.

At present, there is no power available in the area.  A small lake adjacent to Cerro Crespo has sufficient water for the drilling programs.  Any future mining operations in the area would require that accommodations be built for the mine personnel.

e) The Project is located on the western slopes of, and on the continental divide of the Cordillera Occidental (Western Cordillera) of the Peruvian Andes.  The area is well above tree line in the Altoplano which is an undulating high altitude plane of gentle to moderate slopes with elevations ranging from a high of 5,371 metres on Cerro Crespo in the west central part of the Liam Core Zone to a low of 4,470 metres along a creek to the northeast.  The prominent Cerro Crespo butte which outcrops in the centre of the Core Zone has a flat top and very steep sides while at Quescha, to the north, the slopes are gentle to moderate with steeper sections between Cerro Crespo and Quescha.

There are no trees at this elevation and the only vegetation consists of alpine-type plants and grasses, which mainly grow in the valleys.  Some of these areas may be used on a short-term basis for grazing llamas, alpacas and sheep.

HISTORY

a) The Liam concessions were initially acquired by the Soteco Joint Venture in January 1995 with Soteco being a Southwestern/Teck Corporation/Cominco Limited Joint Venture.  Minera Teck Peru S.A. (“Minera Teck”) was the operator.

1995 Program

The Liam property was originally identified by Southwestern and staked based on a satellite image anomaly thought to represent hydrothermal alteration.  Initial reconnaissance, 1:100,000 scale geological mapping and concurrent rock and stream sediment sampling were carried out by Minera Teck on the original two Liam claims, Liam II and III (totalling 1,600 hectares) in May 1995.  During the five-day helicopter-supported program a total of 24 rock samples were collected and a 4.5 by 2 kilometre alteration zone of silicification and argillization was outlined.  The geochemical analyses indicated low value precious metal anomalies with two samples returning greater than 100 parts per billion with a high of 167 parts per billion gold.  The writer of that report concluded the Liam property hosted a low-sulphidation epithermal system and had a low priority.  His recommendations were indecisive and inconclusive.

Also during 1995, Cominco carried out a brief first-pass program on their superimposed 1,000 hectares La Francia claim.  Their mapping outlined high-sulphidation alteration, consisting of vuggy silica, alunite and advanced argillic alteration and a 450 metre by 350 metre breccia zone in the Cerro Crespo area.  They collected a total of 101 samples comprising 47 rocks and 54 soils.  Five rocks were anomalous in gold with values up to one gram per tonne and two soils were anomalous in gold with values up to 1.9 grams per tonne gold.  The gold anomalies were coincident with anomalous silver and lead.  The anomalous rocks and soils were collected from the west side of Cerro Crespo, outside of the La Francia claim.

1996 Program

A second phase Minera Teck program consisting of 1:10000 scale geological mapping and sampling was conducted in November 1996 with a total of 118 rock samples being collected.  The program outlined five alteration zones (A-E) with zones “A” and “D” containing anomalous gold in rock values.  Hydrothermal alteration consisted of silicification and argillization.  Zone “A” (nine samples collected) returned gold values up to 553 parts per billion gold while zone “D” (4 samples collected) returned values up to 683 parts per billion gold.  Both the zones contained coincident silver and epithermal indicator elements (arsenic, antimony, bismuth and mercury) as well as lead.

1997 Program

The June 1997 Minera Teck third phase program consisted of grid installation followed by 1:5000 scale geological mapping with concurrent detailed grid rock and soil sampling and induced polarization (IP) and magnetic surveys within the 33.25 line kilometre, 2.9 by 2.4 kilometre Conejita grid.  In October 1997, with the aid of a qualified mountain climber, detailed rock sampling was carried out over Cerro Crespo with a total of 81 rock samples being collected.  The grid work concentrated over alteration and anomalous gold zones “A” and “D” (now labeled “A” and “B” respectively) with a total of 675 samples, including 567 rocks and 27 soils being collected.

Analyses of the 567 grid rock samples include 2 > 500 parts per billion gold, 14 > 200 parts per billion gold, 22 > 100 parts per billion and 49 > 50 parts per billion gold.  Almost all of the anomalous gold values were restricted to the two anomalous zones and all had coincident silver and epithermal indicator elements (arsenic, antimony, bismuth and mercury) as well as lead anomalies.  Zone “A” consisted of three individual anomalous gold zones measuring 50 metres to 500 metres by 200 metres to 400 metres, 250 metres by 50 metres and 300 metres by 100 metres respectively.  The entire zone averaged 72 parts per billion gold in seventeen rock samples with a high of 142 parts per billion gold.  Zone “B”, the largest gold zone, was 900 metres by 400 metres to 1,000 metres and averaged 173 parts per billion in 39 rock chip and talus samples and was centred over Cerro Crespo with anomalous values exposed over a vertical extent of at least 150 metres.

Geophysics consisted of 12 line kilometres of IP (pole-dipole, a=50m, n=1-6, time domain) on seven lines and 29.1 line kilometres of ground magnetics on 15 lines.  The magnetic survey showed a central part of the grid that suggested a possible deep-rooted magnetic anomaly coincident with the central resistivity high.  The IP survey suggested a central zone of high resistivity (centred over Cerro Crespo and gold zone “B”).  This central zone of high resistivity was flanked by zones of high chargeability, often with associated high resistivities.

1998 Diamond Drilling Program

Completed between September 4 and November 8, 1998, the 1998 drill program consisted of twelve HQ- and NQ-sized diamond drill holes totaling 1,781.2 metres.

Prior to commencement of the drilling, 19 kilometres of access road were constructed from the existing main road north of Arcata to the drill camp adjacent to Cerro Crespo. An additional 14 kilometres of drill access roads were constructed to drill sites.

Of the 1,781.2 metres drilled, 1,637.8 metres was cored HQ and 143.4 metres was cored NQ.  As two to three “up” holes were originally planned for Cerro Crespo (gold zone “B”), an underground LM75 rig was chosen due to its reported ability to drill “up-directed” holes.  However, only one up-directed hole (hole LM98D02) was drilled and it was abandoned at a length of only 62.3 metres.

A total of 747 core samples were collected during the 1998 drill program.  All of the samples were pulverized by ALS Chemex Laboratories (“ALS Chemex”) in Lima, Peru and the pulps sent to ALS Chemex in Vancouver, Canada to be analyzed for gold by fire assay and atomic absorption finish and silver, copper, lead, zinc, arsenic, molybdenum, bismuth and antimony by aqua regia digestion and ICP-AES (inductively coupled plasma-atomic emission spectrometry) finish.  Mercury was analyzed by flameless atomic absorption spectroscopy.  Gold and silver results were included in the respective drill logs.  Anomalous gold (> 0.1 grams per tonne gold) values and weighted average gold and silver drill intersections were plotted on sections.  In order to determine epithermal alteration zoning, PIMA (portable infrared mineral analyzers) spectral analysis study was completed on holes 1B, 2, 3, 4, 5B, 6, 7 and 8.  Core recovery was generally good, however, in some sections poor recovery was encountered.

After Minera Teck decided not to contribute to the vigencia payments in June 2002, Misosa reviewed the results of the prior Liam work and concluded that it was still a target of merit and deserving of additional work.

b) The Liam Gold-Silver Project was not acquired from an informed person or promoter of Southwestern or an associate or affiliate of an informed person or a promoter.

c) This section is not applicable.

GEOLOGICAL SETTING

On a regional basis the Liam Gold-Silver Project is located in the central part of the northwest-trending Tertiary Volcanic Belt of southern Peru.  The volcanic belt has been developed on top of older, mainly sedimentary, Paleozoic and Mesozoic units, which in general lie to the southwest and northeast of the volcanic belt.  Northwest-trending, belt-parallel zones of Cretaceous to Tertiary age felsic intrusives lie to the southwest and northeast of the central part of the Tertiary Volcanic Belt.

Dominant structural trends are northeast, northwest and to a lesser extent north-south.  Base metal mineralization generally occurs associated with the intrusives as porphyry and a skarn-type mineralization.  Gold-silver mineralization, usually of the high or low sulphidation epithermal type, tends to occur within a northwest-trending, belt-parallel zone, centrally located in the Tertiary Volcanic Belt.  Examples are the Madrigal, Caylloma, Suckuytan, Orcopampa, Poracota, Ares and Arcata mines and prospects to the south, and Santa Rose and Selene to the northwest of Liam.

Within the area of the Liam Regional and Liam Core Zones the oldest volcanic units are those of the Tacaza Formation which in turn are overlain by the Late Miocene Alpabamba volcanics consisting of bedded, felsic to andesitic tuffs and lavas and associated re-worked units.  It is the Alpabamba units which host the Cerro Crespo-Quescha gold-silver mineralization.  Following the formation of the Alpabamba units they were hydrothermally altered and mineralized.  The Liam site is considered to have been a volcanic centre and the site of on-going cratering, brecciation, alteration and mineralization.  Local structural trends appear to duplicate those that are present on a regional basis.

The unaltered andesitic Barroso Group volcanics of Pleistocene age were extruded over the argillically altered Alpabamba volcanics.  Quarternary alluvial and glacial deposits occur throughout the lower areas and valleys.

Work by Misosa has indicated that the underlying units in the Cerro Crespo/Quescha area are flow-banded rhyolites, lapilli tuffs and dacitic crystal tuffs of the Miocene Alpabamba Formation.  Rhyodacites were reported in the deeper parts of some of the Minera Teck drill holes at Cerro Crespo.

These units are considered to be localized in the central vent area of a large volcanic complex composed of one or more craters with an 800 metre diameter maar-like crater flanked by Cerro Crespo to the south and the larger Quescha crater to the north.  These features are considered to occur in the central part of an extensive zone of high sulphidation argillic-siliceous alteration.

Cerro Crespo butte is a high-level, complex, hydrothermal vent system located on the southern side of the maar-like crater and exhibiting several felsic diatreme and brecciation events.  At a depth of 150 metres to 200 metres some of these diatreme and breccia zones become narrow, fault-controlled feeder zones.  The original rock textures have been almost completely destroyed by the hydrothermal and phreatomagmatic processes with three types of breccias currently being recognized:  a hydrothermal breccia, a phreatomagmatic breccia and a weakly brecciated, very strongly silicified unit.  In all these units silicification is pervasive, multi-episodic and associated with alunite.

On the lower southeast slope of Cerro Crespo are dacitic crystal tuffs intercalated with silica sinters and silicified ash flow tuffs and in places thin-bedded lacustrine sediments, which may have been deposited in small crater lakes.  Lapilli tuffs have been mapped in contact with hydrothermal breccias in the northern, western and southwestern parts of Cerro Crespo and flow banded rhyolites occur on the northern end of Cerro Crespo.  All these units are moderately to strongly silicified and argillized.  In places limonite after sulphides is present and most units are strongly oxidized.  These units appear to be sub-horizontal to north dipping (towards the maar-like crater).  At Quescha, pyroclastic breccias and crystal tuffs dipping at low angles to the south (inwards) occur on the northern edge of the maar-like crater.  Within the maar-like crater thin-bedded, crater-lake sediments and intrusive breccias have been mapped.

Preliminary structural interpretations by Misosa indicate the presence of northeast, north-south and northwest-trending structures.  At Cerro Crespo, a set of east-west fault structures has been identified.  These appear to generally have a left-handed displacement and to have produced five small fault blocks.  These faults are syn- and post-mineralization and have controlled the emplacement of feeder structures and the breccia zones.

In summary, the Liam area of mineralization is considered to be localized in a large volcanic complex consisting of several maar-like craters surrounded by sub-horizontal to inward dipping felsic volcaniclastics, flows and epiclastics which have been extensively faulted and fractured, pervasively silicified and argillized and intruded by multiple diatreme and hydrothermal breccias.  Gold-silver mineralization appears to have been introduced in association with the introduction of the various breccia units.

EXPLORATION

a) The work from 1995 through 1998 was carried out by Minera Teck as operator of the Soteco Joint Venture with the details of this work being presented in History above.  In 2002 Misosa took over as operator of the property and carried out programs of geological mapping and sampling followed by a diamond drilling program at Cerro Crespo in which 19 holes totalling 3,197.55 metres were completed.

The initial work by the Soteco Joint Venture at Liam indicated the presence of a large epithermal, high-sulphidation type argillic alteration zone with anomalous gold and silver values at Cerro Crespo and Quescha.

The careful, detailed chip sampling as well as the drilling by Misosa indicated that Cerro Crespo hosts mineralized breccias with gold-silver values of economic interest in several zones over an area approximately 350 metres by 150 metres, trending northwest, and to a depth in the order of 150 metres.

Approximately 800 metres to the north is the Quescha area where six outcrop areas or zones have been mapped and sampled.  Within these six zones, channel samples have yielded gold values from 0.03 grams per tonne gold (30 parts per billion) to 83.5 grams per tonne gold and 32.3 grams per tonne silver across 0.5 metres.  Of the 215 samples collected at Quescha, 95 (44%) gave values equal to or greater than 1 gram per tonne gold.  68 samples (32%) returned values greater than 2 grams per tonne gold and 29 samples (13%) assayed better than 5 grams per tonne gold.  This preliminary work indicated that the samples from the outcrops (Zones) 1 and 2 at higher elevations gave lower gold values of 0.1 grams per tonne to 0.5 grams per tonne while those at lower elevations (Zone 6) returned the highest gold values.  These gold values which occur over an area greater than one kilometre east-west by about one kilometre north-south lying 800 metres north of Cerro Crespo indicate an increase in grade with stratigraphic depth which may be the reflection of the porosity and permeability of the different volcanic units.

b) The work in the Liam Core Zone by Misosa suggests the presence of a large, high-sulphidation epithermal system within a large volcanic complex with extensive silicification, multiple stages of brecciation and gold-silver mineralization over an area measuring approximately 2.5 kilometres north-south by 1.5 kilometres east-west.

The Liam Regional Zone Project represents a significant land position in a high interest area based on regional considerations and satellite imagery.

It is considered that both the Liam Core Zone Project and the Liam Regional Zone Project are of considerable merit due to the results to date and because of the potential for additional epithermal gold-silver mineralization of economic significance.

c) The previous work on the Liam area was carried out under the direction of Minera Teck as operator.  The geological field work and sampling since 2002 has been carried out by Misosa personnel with the diamond drilling being done by Bradley Brothers Peru Ltda.  Drill core logging and sampling was done by Misosa geologists and technicians.

d) The overall supervision of the programs completed by Misosa was under the direction of Javier Salas Tamayo, Exploration Manager for Misosa.  The initial sampling program from September 4, 2002 to October 6, 2002 consisted of channel sampling Cerro Crespo at which time 325 samples were taken and analyzed for gold plus 34 elements.

Misosa carried out some initial check sampling in January 2003 on ten channel samples from the 2002 program on Cerro Crespo.  These ten were chosen due to their high silver content.  The initial samples were analyzed by ALS Chemex with the re-assay of the reject pulps being by Actlabs Skyline Labs.  It is the Company's opinion that the geological and sampling work carried out by Misosa was done in a very professional and competent fashion and that the results are a fair representation of the geological situation.

MINERALIZATION

The Soteco Joint Venture initially identified the Liam area as a zone of high sulphidation epithermal gold-silver mineralization and in particular that the Cerro Crespo butte could represent a vent related diatreme-type body.  Drilling at Cerro Crespo by Soteco was generally below the base of the butte (except for one, upward directed hole).  The Soteco sampling showed that Cerro Crespo was anomalous in gold and silver, however, drilling marginal to and to some degree below Cerro Crespo produced only anomalous precious metal values.

Subsequently Misosa mapped and sampled in detail Cerro Crespo and Quescha and then carried out an initial diamond drilling program at Cerro Crespo.  The following information is mainly based on the work from mid-June 2002 to the end of 2003 completed by Misosa.

Detailed mapping and sampling from September 4, 2002 to October 6, 2002 and again between May 18, 2003 and June 9, 2003 resulted in the collection of 410 channel samples mainly on the top of Cerro Crespo and on its northern and eastern flanks.  The mapping identified the various breccia units, while the sampling identified five areas, from northwest to southeast and referred to as Areas A, B, C, D, and E, of gold-silver mineralization with grades ranging from anomalous to being of economic interest.

Zone A is located in the northern part of Cerro Crespo at an elevation of 5,324 metres and it extends about 45 metres north-south by 40 metres east-west.  Three geologic units are present:  hydrothermal breccia, phreatomagmatic breccia and strongly silicified-weakly brecciated material.  Fifty-six channel samples were collected from breccia units in this area and 20 channel samples were taken from strongly silicified-weakly brecciated rock.  The 56 samples averaged 249 parts per billion gold and 348.9 parts per million silver while the 20 samples averaged 510 parts per billion gold and 161.4 parts per million silver.

Two mineralized vein structures as well as a branched vein structure hosted in hydrothermal breccia were mapped and sampled.

Zone B lies about 25 metres southeast of Zone A in strongly silicified and weakly brecciated rock at an elevation of 5,359 metres.  It extends for about 100 metres in an east-west direction and is about 25 metres wide (north-south).  The Zone B West hydrothermal breccia measures about 30 metres by 15 metres and the mean values of the 16 samples collected from this zone are 444 parts per billion gold and 295.6 parts per million silver.  In the strongly silicified-weakly brecciated rock, 16 samples were taken and they averaged 506 parts per billion gold and 51 parts per million silver.

Zone B East is an elongated east-west breccia about 60 metres by 20 metres, also hosted in strongly silicified-weakly brecciated rock.  This zone is very similar to Zone A and Zone B West.  The ten samples collected from this zone assayed 852 parts per billion gold and 322.1 parts per billion gold.  A vein structure of quartz plus abundant goethite and barite is present in Zone B East with three samples being collected from the vein.  They averaged 2,983 parts per billion gold and 435.7 parts per million silver.

The Hatun Curasma Vein is located immediately south of Zone A, extends to the west, and also to the eastern slope of Cerro Crespo.  The vein consists of massive and vuggy quartz associated with goethite and barite.  The mean values from five samples from this vein averaged 3,767 parts per billion gold and 461.1 parts per million silver.  Five channel samples were also collected from the strongly silicified rock and hydrothermal breccias forming the wallrock to the vein.

Zone C, which lies south of Zone B, is composed of strongly silicified rock which has three phreatomagmatic breccias as well as some small hydrothermal breccias.  This is the highest part of Cerro Crespo at 5,371 metres.  Forty-five channel samples averaged 244 parts per billion gold and 295.6 parts per million silver.  Four samples were also collected from a small breccia in the centre of the area.  An additional seven channel samples were collected from the Zone C East breccia and 35 channel samples from the strongly silicified-weakly brecciated rock which hosts the breccia bodies.  The seven samples averaged 406 parts per billion gold and 125.2 parts per million silver and the 35 samples averaged 212 parts per billion gold and 179.5 parts per million silver.

To the east of Zones B and C is Zone D where two outcrops of strongly oxidized hydrothermal breccia and strongly silicified-weakly brecciated rock are exposed.  Zone D is at an elevation of about 5,200 metres, i.e. about 150 metres lower than the top of Cerro Crespo.

Zone E lies about 100 metres southeast of Zone D and at an elevation of about 5,150 metres, i.e. 210 metres below the top of Cerro Crespo.  Seventeen channel samples of strongly oxidized and brecciated rock with abundant limonite and sulphides plus late quartz veinlets and barite were collected.  To the south over an area 30 metres by 10 metres there is abundant green copper staining.  Six samples were collected from this material.  The seventeen samples assayed 263 parts per billion gold and 47.9 parts per million silver while the six samples averaged 105 parts per billion gold and 86.6 parts per million silver.

Mapping and sampling in the southern part of Cerro Crespo in May and June 2003 indicated the presence mainly of diatreme breccia.  Eighty-five channel samples were collected from this area.

The Misosa channel sampling at Cerro Crespo produced the following conclusions:

1)

Cerro Crespo is a high level, complex volcanic hydrothermal vent system within an extensive high sulphidation alteration zone.

2)

A significant gold-silver zone of mineralization is associated with the hydrothermal vent system.

3)

High grade silver values with subordinate gold were found in Zones A, B and C in the upper part of the butte at elevations between 5,350 metres and 5,375 metres and also in Zone D at an elevation of 5,200 metres suggesting 150 metres to 175 metres of vertical continuity in the eastern part of the butte.  In Zone E at 5,150 metres silver values decrease but copper increases.

4)

The upper part of Cerro Crespo is strongly oxidized, however, Misosa geologists consider that silver migration is generally in the order of centimetres.

In mid 2003 Misosa carried out two channel sampling programs at Quescha with the results being reported in press releases by Southwestern on September 23, 2003 and October 31, 2003.

Quescha Zones 1 and 3 are at elevations between 5,125 metres and 5,150 metres, while Zone 6 South is about 5,030 metres and Zone 6 North spans elevations from 4,950 metres to 5,000 metres i.e. the lowest part of Zone 6 North is at least 175 metres below Zones 1 and 3. From the preliminary sampling it appears that the grade of the mineralization is increasing with depth in the stratigraphic sequence.  The distribution of the gold and silver values in this area may be related to the porosity and permeability of the volcaniclastic/epiclastic units in this sector and possibly the presence of more impermeable units, higher in the volcanic stratigraphy, which have produced a ‘cap rock’.  Average gold values ranged from 10 parts per billion to 13,720 parts per billion and silver ranged from 3.2 parts per million to 86.1 parts per million.

A second sampling campaign was undertaken to check the high gold values reported in the earlier sampling.  This sampling program of 303 samples included the sampling of trenches 20 metres in length with individual channel samples being two metres in length.  The assay results from this second set of samples confirmed the values obtained in the first sampling campaign.

In June 2003 Misosa commenced a drill program at Cerro Crespo which resulted in 19 holes totaling 3,197.55 metres being completed.

From the mapping at Cerro Crespo and the diamond drilling it is considered that the gold-silver mineralization at Cerro Crespo is confined to the brecciated and highly silicified zone of the butte, which is in turn surrounded by an argillic-siliceous alteration zone.  The mineralized zone trends northwesterly, with a strike length in the order of 350 m, a width of 125 metres to 150 metres and a vertical extent of 150 m +/-. The zone of better grade mineralization appears to be “V” shaped in cross-section with the zone being wider at the top of the butte and diminishing in width at depth as it passes into the feeder zones.  The main areas of mineralization are on the two arms of the “V” with smaller, discontinuous areas within the upper mouth of the “V”.  This overall picture is distorted by the east-west faults and movement of the adjacent blocks.

The work by the Soteco Joint Venture initially, but more importantly, the work since June 2002 by Misosa, has indicated the widespread presence of gold-silver high sulphidation epithermal mineralization of economic interest.  The presently indicated area of interest extends from Quescha 6 Zone North to Cerro Crespo, a distance of approximately 2.5 kilometres north-south and from Quescha Zone 4 in the east for about 1.5 kilometres east-west.  At Cerro Crespo mineralization is associated with silicified breccias while at Quescha mineralization appears to be hosted by pyroclastic and epiclastic units on the rim of a centrally located maar-like volcanic crater.  Considerable drilling will be required to further define the Cerro Crespo mineralization, the distribution of mineralization at Quescha and the potential of the central maar-like crater zone.

DRILLING

There have been two drilling programs carried out on the Liam property, one in September through November 1998 by the Soteco Joint Venture and a second one in June to early November 2003 by Misosa.  Both were at Cerro Crespo.  The Soteco Joint Venture drilling confirmed that the strong high sulphidation epithermal alteration zone observed on surface continued to depth, however, no intersections of economic widths of precious metal mineralization were encountered. As a result of the work done by Misosa at Cerro Crespo, it is now apparent that the Soteco drill holes were being drilled below the main zone of mineralization at Cerro Crespo.  In total, Soteco completed 12 holes for a total of 1781.2 metres.

Misosa's drilling program consisted of taking a diamond drill to the top of Cerro Crespo and drilling 19 holes for a total of 3197.55 metres in six north-south sections.  Holes were drilled at -60o north, -60o south and vertical with hole lengths varying from 120 metres to 221.95 metres.  The sections were nominally spaced at 50 metres.

As discussed in Section 6, Mineralization, the drilling in association with the surface mapping and sampling has indicated the presence of a mineralized zone which trends northwesterly, has a strike length in the order of 350 metres, a width of 125 metres to 150 metres and a vertical extent in the order of 150 metres.  The zone is considered to have a "V" shape in cross-section.

SAMPLING AND ANALYSIS

a) The surface sampling carried out by Misosa consisted of taking channel samples, which varied in length from 0.3 metres to 2 metres.  Due to the strongly silicified nature of much of the rock at Cerro Crespo, the sample widths were generally in the 5 centimetre to 10 centimetre range and in the harder sections from 3 centimetres to

5 centimetres wide.  As conditions permitted, samples were normally taken perpendicular to lithologic and/or structural trends.

Each sample was collected in a plastic bag, following which it was ticketed, security sealed and its location recorded.  Subsequently, individual sample bags were collected into a larger bag, sealed and transported by Misosa personnel for shipment to ALS Chemex Lab in Lima, Peru for sample preparation.

After the drill core was logged and sample intervals marked and recorded, the core was photographed and then split or sawn longitudinally into two halves.  One half was retained in the core box and stored on site while the second half was placed in a plastic sample bag with the appropriate ticket and then security sealed for shipment to the lab in Lima, Peru.

The overall supervision of the programs completed by Misosa was under the direction of Javier Salas Tamayo, Exploration Manger for Misosa.  The initial sampling program from September 4, 2002 to October 6, 2002 consisted of channel sampling Cerro Crespo at which time 325 samples were taken and analyzed for gold plus 34 elements.

A second sampling campaign was undertaken to check the high gold values reported in the earlier sampling.  This sampling program of 303 samples included the sampling of trenches 20 metres in length with individual channel samples being 2 metres in length.  The assay results from this second set of samples confirmed the values obtained in the first sampling campaign.

All the drill hole core was split longitudinally with each sample generally being one metre in length.

b) Misosa carried out some initial check sampling in January 2003 on ten channel samples from the 2002 program on Cerro Crespo.  These ten were chosen due to their high silver content.  The initial samples were analyzed by ALS Chemex Laboratories with the re-assay of the reject pulps being by Actlabs Skyline Labs.

Actlabs Skyline Labs reported lower silver values for six samples, and higher silver values for four samples than the original ALS Chemex results.  On average, the Actlabs Skyline silver values are 2.4% lower for silver and 6.5% lower for gold.  It is considered that there is a good correlation between the two sets of values and that the Actlabs Skyline results corroborate the ALS Chemex values.

Subsequently, 39 channel sample rejects with low, medium and high grades of gold and silver were selected from different zones and sent to Actlabs Skyline to test for repeatability of the ALS Chemex gold and silver values. Also, four samples were assayed using the neutron activation method.

The Actlabs Skyline results for gold are 3.7% less (15.6 parts per billion) than the ALS Chemex results and the Actlabs Skyline results for silver are 23.5% higher (33.7 grams per tonne) than the ALS Chemex results, however, it is considered that this is a very acceptable correlation and confirms the validity of the original ALS Chemex analyses.

The grades obtained using the neutron activation method are 11.5% higher for gold and 15.6% higher for silver than the assay results originally reported by Actlabs Skyline.

In summary, it is considered that the check assaying as well as testing by a second technique has confirmed, within the limits of sampling and testing methods, the validity of the Cerro Crespo channel sampling.

c) As discussed above in Section B, there is a good correlation between the initial sampling and the check sampling values indicating that to date the sample values are a fair representation of the gold and silver values in the rock.

d) In general sample intervals were established to reflect the geological units being sampled with individual samples varying in length from one metre to two metres.  As a result the two controls on the sampling were the width of the geological unit being sampled and within this interval the choice of sample length, i.e., 1 metre to 2 metres.

e) Misosa carried out some initial check sampling in January 2003 on ten channel samples from the 2002 program on Cerro Crespo.  These ten were chosen due to their high silver content.  The initial samples were analyzed by ALS Chemex Laboratories with the re-assay of the reject pulps being by Actlabs Skyline Labs.  The results of this check sampling as well as subsequent check sampling are presented in Section 8 (C).

SECURITY OF SAMPLES

After collection, all sample bags were sealed with an individually numbered sample tie and then a number of bags were combined into one larger shipment to the ALS Chemex Lab in Lima, Peru (ISO 9002 registration). The samples were crushed to minus 80 mesh and pulverized to greater than 85% passing a 200 mesh screen.  The sample pulp was then sent to the ALS Chemex, Vancouver lab for analysis.  Samples were digested in an aqua regia acid digestion and then were analyzed for 34 elements using an ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectrometry).

ALS Chemex, Vancouver is an ISO 9001:2000 registered laboratory and is preparing for ISO/IEC 17025 certification.

The check assays for the initial Cerro Crespo channel sampling by Misosa in 2002 and 2003 were done by Actlabs Skyline Labs Inc., Tucson, Arizona, U.S.A.  This laboratory is part of the Actlabs Group of Companies, which are accredited to the ISO/IEC 17025 certification.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No mineral resource or mineral reserve estimates have been made for any of the indicated gold-silver mineralization.

MINING OPERATIONS

The Project is at an early stage of exploration and there are no mining or metallurgical operations on the Property.

EXPLORATION AND DEVELOPMENT

Newmont will earn a 50% undivided interest in the Liam Core Zone Project by spending a cumulative total of US$5,000,000 within a three-year period with a minimum annual expenditure of US$1,000,000 which must include 5,000 metres of diamond drilling.  Depending on the rate of expenditure, Southwestern could be required to participate and provide 50% of the on-going exploration expenditures within 18 to 24 months.  To meet this contingency, it has been recommended that Southwestern allocate US$5,000,000, approximately CDN$6,750,000, to meet this eventuality which could occur in 2005 or 2006.

Newmont as operator of the Liam Core Zone Project has completed an induced polarization survey over the Project area and has a diamond drilling program planned to start in the second quarter of 2004.

The Regional Zone Project will be explored by a joint venture, with Misosa as operator, and in which Newmont and Southwestern each have a 50% interest and will be required to fund their respective interests.  For the Regional Zone Project, a program of geological mapping and prospecting, trenching, sampling, regional and detailed geochemistry and geophysics is recommended.  Following evaluation of the results of this work an initial diamond drilling program is recommended to test targets of interest.  A Phase 1 program with a $1,500,000 budget has been recommended.

ITEM 6:  DIVIDENDS

The Issuer has not, since its incorporation, paid any dividends on any of its shares and presently has no intention of paying dividends.  The future dividend policy will be determined by the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

ITEM 7:  DESCRIPTION OF CAPITAL STRUCTURE

7.1   General Description of Capital Structure

The authorized share capital of Southwestern consists of 100,000,000 common shares without par value.  As of the date of this AIF, there are 20,966,087 common shares issued and outstanding.

The holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company.  The common shares have no pre-emptive, redemption, purchase or conversion rights.  There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Company.  The Company Act (British Columbia) provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than 75% of the votes cast in person or by proxy by holders of shares of that class.

On the recommendation of its Board of Directors, the Company announced a two-for-one stock split on April 27, 2004.  The Company will seek shareholder approval of the proposed stock split and amendments to the Company’s Notice of Articles, to change the authorized capital to an unlimited number of common shares without par value, at the Annual General and Special Meeting scheduled to be held on June 3, 2004.

ITEM 8:  MARKET FOR SECURITIES

8.1   Trading Price and Volume

The following table sets out the high and low market prices and the volume traded of the Common Shares on The Toronto Stock Exchange for the most recently completed financial year:

	HIGH $	LOW $	VOLUME
January 2003	19.20	10.15	13,572,789
February 2003	16.50	9.75	5,743,454
March 2003	17.30	12.00	4,865,456
April 2003	15.20	12.20	2,417,922
May 2003	15.01	6.50	7,734,814
June 2003	8.70	7.50	1,316,979
July 2003	11.90	8.27	3,239,100
August 2003	13.59	10.30	1,978,800
September 2003	18.34	12.85	4,749,800
October 2003	36.15	16.00	5,966,500
November 2003	35.65	28.50	2,250,800
December 2003	40.90	32.60	2,995,700

ITEM 9:  ESCROWED SECURITIES

9.1   Escrowed Securities

As at the date of this AIF, there were no securities of the Company held in escrow.

ITEM 10:  DIRECTORS AND OFFICERS

10.1  Name, Occupation and Security Holding

Name & Residence	Position with the Company	Principal Occupation, Business or Employment	Director Since
George H. Plewes Hamilton, Bermuda	Chairman of the Board & Director	Chairman of the Board of the Company and TransAtlantic Petroleum Corp. (public oil and gas exploration company).	1991
John G. Paterson (3) Vancouver, B.C.	President, Chief Executive Officer & Director	President & Chief Executive Officer of the Company; Director of Lake Shore Gold Corp. (public mineral exploration company), President & Director of Superior Diamonds Inc. (public mineral exploration company); President of Glengarry Resource Management Inc. (private consulting company).	1991
Daniel G. Innes West Vancouver, B.C.	Vice-President, Exploration & Director	Vice-President, Exploration of the Company; President & Director of Aurora Platinum Corp. and Lake Shore Gold Corp. (public mineral exploration companies); President, D.G. Innes & Associates Ltd. (private consulting company).	1993
W. David Black (1)(2) Vancouver, B.C.	Director	Associate Counsel, DuMoulin Black, Barristers and Solicitors, Vancouver B.C.	2000
James B. Hume (1)(2)(3) Calgary, Alberta	Director	President and CEO of the Kahanoff Group of companies based in Alberta, which includes the Kahanoff Foundation (private foundation), Calyx Investments Ltd. and Kanesco Holdings Ltd.	2002
William D. McCartney(1)(2)(3) Vancouver, B.C.	Director	President and CEO of Pemcorp Management Inc. (private financial consulting company)	2004
Parkash K. Athwal Ladner, B.C.	Vice President, Finance and Chief Financial Officer	Vice President, Finance and CFO of the Company and Aurora Platinum Corp.; Chief Financial Officer of Superior Diamonds Inc. and Lake Shore Gold Corp.	N/A
Thomas W. Beattie West Vancouver, B.C.	Vice President, Corporate Development and Corporate Secretary

Vice President, Corporate Development and Corporate Secretary of the Company and Aurora Platinum Corp.; Director of Superior Diamonds Inc. and Lake Shore Gold Corp.; President, Westvista Management Inc. (private consulting company).

			N/A

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Environment and Safety Committee.

10.2  Conflicts of Interest

See Item 13.1 “Interest of Management and Others in Material Transactions”.

ITEM 11:  AUDIT COMMITTEE

Charter

MANDATE

The Audit Committee is a committee of the Board of Directors (the “Board”).  Its primary function is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls that management has established, and the Company’s audit process.

The Audit Committee has the power to conduct or authorize investigations into any matter within the scope of its responsibilities.  It has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties, the right to set the compensation for any advisors employed by the audit committee, and the right to communicate directly with the external auditors.

The Audit Committee is accountable to the Board.  In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to attempt to maintain an open communication between the Company’s external auditor and the Board.

The responsibilities of a member of the Audit Committee are in addition to such member’s duties as a member of the Board.

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles.

MEMBERSHIP

The Audit Committee consists of at least three Directors who shall serve on behalf of the Board.  The members are appointed annually by the Board and meet the independence, financial literacy and experience requirements of The Toronto Stock Exchange and other regulatory agencies as required.

RESPONSIBILITIES

The responsibilities of the Audit Committee are to:

General

a) Meet at least four times per year, either by telephone conference or in person.

b) Report Audit Committee actions to the Board with such recommendations as the Committee may deem appropriate.

c) Review and assess the Charter for the Audit Committee at least annually and submit any proposed revisions to the Board for approval.

d) Establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or audition matters; and

(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

External Auditors

a) Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company.  The Audit Committee is also responsible for the resolution of disagreements between management and the external auditor regarding financial reporting. It accomplishes this by querying management and the external auditor. The Audit Committee provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable.

b) In consultation with management establish procedures for the selection, appointment, dismissal, compensation and oversight of the external auditors, and make recommendations to the Board.

c) Take reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving any non audit related services provided by the external auditor to the Company with a view to ensuring independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of The Toronto Stock Exchange with respect to approval of non audit related services performed by the external auditor.

d) Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Company’s external auditor.

Audit and Review Process and Results

a) Review, prior to the annual audit by external auditors, the scope and general extent of their review, including their engagement letter.

b) Consider and review with the external auditors the matters required to be discussed by generally accepted auditing standards.

c) Inquire of the external auditors the quality and acceptability of the Company’s accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, as well as the Company’s internal controls over financial reporting.

d) Review and consider any significant reports and recommendations issued by the external auditor, together with Management’s response, and the extent to which such recommendations have been implemented.

e) Review, when required, the external auditors’ attestation and report on the Company’s internal controls.

f) Review with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements.

g) Meet at least annually with the external auditors, independent of Management, and report to the Board on such meetings.

h) Review and discuss with management and the external auditor at the completion of any review engagement or other examination, the Company’s quarterly financial statements.

i) Review and discuss with management the annual reports, the quarterly reports, the Management Discussion and Analysis, Annual Information Form, prospectus and other disclosure and, if thought advisable, recommend the acceptance of such documents to the Board for approval.

Composition of Audit Committee

The Audit Committee is composed of three independent and financially literate directors of the Company, James B. Hume, William D. McCartney and W. David Black.

Relevant Education and Experience of Audit Committee

James B. Hume (Chair of the Audit Committee) is a Chartered Accountant and has worked as Chief Executive Officer of various companies involved in financial investment and management for the past 20 years.  He has the expertise to understand and evaluate financial statements that are prepared using both US and Canadian GAAP, the principles applied to natural resource companies’ financial statements and the internal controls required to accurately report the Company’s financial position.  He currently serves as the audit committee chair of a major department store chain.

W. David Black is a retired attorney having practiced for 36 years specializing in corporate and securities law.  Mr. Black has served on the boards of numerous public and private companies in the natural resource sector.  He has the business expertise to understand and evaluate financial statements that are prepared using both US and Canadian GAAP, the principles applied to natural resource companies’ financial statements and the internal controls required to accurately report the Company’s financial position.

William D. McCartney is a Chartered Accountant and was a founding partner of a Chartered Accounting firm from 1984 to 1990.  He is President of a management company involved with providing corporate finance and administrative management services to private and public companies.  He has the expertise to understand and evaluate financial statements that are prepared using both US and Canadian GAAP, the principles applied to natural resource companies’ financial statements and the internal controls required to accurately report the Company’s financial position.  He currently serves as chair of the audit committee of a publicly traded pulp and paper company.

Pre-Approval Policies and Procedures

The policies and procedures for the engagement of non-audit services is outlined above in this item under “Charter – Responsibilities – External Auditors (c)”.

Service Fees Paid to External Auditors

	2003	2002
a) Audit Fees	$87,300	$58,005
b) Audit Related Fees	$ 4,500	$ --
c) Tax Fees	$48,000	$16,805
d) All other Fees	$ --	$ --

Of the total fees paid to external auditors in 2003 under (b) and (c), $20,000 of the $52,500 or 38% were pre-approved by the audit committee.  Approval was not sought for the tax fees paid in 2002 as they were incurred in the ordinary course of business.

ITEM 12:  LEGAL PROCEEDINGS

12.1  Legal Proceedings

The Company is not aware of any legal proceedings, actual or contemplated, to which the Company is a party or of which any of its property is the subject.

ITEM 13:  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

13.1  Interest of Management and Others in Material Transactions

The interest of management of the Company and others in material transactions and transactions involving remuneration for services is disclosed under the heading “Related Party Transactions” in the Company’s Management’s Discussion and Analysis, December 31, 2003 and 2002 and under the sections titled “Management and Consulting Contracts” and “Executive Compensation – Compensation Summary” in the Company’s Management Information Circular dated April 21, 2004.  See Item 17 “Additional Information”.

ITEM 14:  TRANSFER AGENTS AND REGISTRARS

14.1  Transfer Agents and Registrars

The registrar and transfer agent for the common shares in Canada is Computershare Trust Company of Canada at its principal offices in Vancouver and Toronto.

ITEM 15:  MATERIAL CONTRACTS

15.1  Material Contracts

The only material contracts, other than those entered into in the ordinary course of business, that are material to the Company and that were entered into within the most recently completed financial year or contracts still in effect from prior years are as follows:

(a)

Pursuant to an underwriting agreement with Raymond James Ltd. and Octagon Capital Corporation (collectively the “Underwriters”), entered into in August 2003, the Company issued 1,532,375 Common Shares at a price of $10 per share for gross proceeds of $15,323,750.  The Underwriters received a commission of 6% of gross proceeds.

(b)

The Company closed a non-brokered private placement in November 2003 with Newmont Mining Corporation of Canada Limited for the purchase of 450,000 Common Shares at $15 per share for total proceeds of $6,750,000.

ITEM 16:  INTERESTS OF EXPERTS

16.1  Names of Experts

Lionel Donald Stewart Winter, P. Geo., an independent consulting geologist and a “qualified person” for the purposes of National Instrument 43-101, is the author responsible for the preparation of the technical report titled “Technical Report for Southwestern Resources Corp. on the Boka Gold Project, Yunnan Province, China” and dated January 9, 2004.

16.2  Interests of Experts

To the knowledge of the Company, no expert engaged by the Company has any shares or other material, direct or indirect, economic interest in the Company.

ITEM 17:  ADDITIONAL INFORMATION

17.1  Additional Information

Additional information on the Company may be found on the Company’s website at www.swgold.com or through a database search at SEDAR at www.sedar.com.

Incorporated by reference into this AIF is the Company’s Management’s Discussion and Analysis, December 31, 2003 and 2002, the Company’s audited consolidated financial statements for the years ended December 31, 2003 and 2002 and sections titled “Management and Consulting Contracts” and “Executive Compensation – Compensation Summary” in the Company’s Management Information Circular dated April 21, 2004 all of which are filed on SEDAR.

Exhibit 99.2

Southwestern Resources Corp.

Management’s Discussion and Analysis

December 31, 2003 and 2002

Introduction

Southwestern Resources Corp. is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially with the potential to host gold, silver, and base metals primarily in Peru and China.

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

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company as at December 31, 2003 and 2002 and the related notes thereto contained herein. The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles except as described in Note 16 to the audited consolidated financial statements. There are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States. Unless otherwise indicated, all currency is reported in Canadian dollars.

Accounting Policies

The Company’s accounting policies are set out in Notes 2 and 16 of the audited consolidated financial statements. There are two policies that due to the nature of the mining business may not be readily understood. These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

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

The Company adopted the recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity.

Effective January 1, 2004 the Company will begin recording the expense for all employee stock-based compensation transactions.  This will replace the current practice of disclosing the effect of such transactions on net loss and net loss per share on a pro forma basis.

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

The Company’s financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, note receivable, investments and accounts payable and accrued charges.  The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

With respect to Asset Retirement Obligations, application of the new standard would have no impact on the Company’s financial disclosure.

Results of Operations

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

The consolidated loss for the years ended December 31, 2003 and 2002 was $7,728,000 or $0.43 per share and $13,509,000 or $0.85 per share, respectively, reflecting a decrease of $5.8 million.

The decrease was mainly a reflection of a reduction in the Company’s portion of equity losses of affiliated companies as well as significantly lower resource property costs that were written off during the year in comparison to the previous year.

General and administrative expenses remained relatively constant compared to the prior year and include $622,000 in office expenses, $636,000 in salaries and benefits, $192,000 in accounting and legal fees, $534,000 in consulting fees, $229,000 in investor relations and $207,000 in travel costs.

General exploration expense relates to expenditures of a general reconnaissance nature along with some of the costs of maintaining the Company’s foreign exploration offices.  General exploration expense of $1,752,000 and $1,789,000 for the years ended December 31, 2003 and 2002, respectively, includes the general reconnaissance portion of resource property expenditures which was charged to expense and $407,000 for stock based compensation.

During the year ended December 31, 2003 the Company abandoned the Minaspata Property and the Central Zinc Project in Peru and wrote off expenditures of $1,701,000 and $205,000 respectively.  A total of $4,479,000 in resource property costs was written off during 2002 relating to projects in Peru.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars.  The foreign exchange loss of $987,000 recorded in 2003 compared to a loss of $128,000 in 2002 reflects, on average, a stronger Canadian dollar in 2003 in comparison to the US dollar.

Interest and other income of $445,000 for the year ended December 31, 2003 is comprised of interest earned on cash balances as well as management fees charged to affiliated companies pursuant to administrative services agreements.  Interest and other income of $383,000 was recorded in 2002.

During 2003 the Company recorded a total of $1,280,000 as its equity in the losses of affiliated companies compared with $5,315,000 in 2002. The Company also recorded a net gain of $174,000 and $1,295,000 during the years ended December 31, 2003 and 2002, respectively, as a result of share issuances by Aurora Platinum Corp. (“Aurora”), Canabrava Diamond Corporation (“Canabrava”) and Maxy Gold Corp. (formerly Maxy Oil and Gas Inc.).

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

Financial Condition, Liquidity and Capital Resources

The Company’s working capital as at December 31, 2003 was $23.4 million compared with $5.0 million as at December 31, 2002.  The increase of $18.4 million is primarily attributed to proceeds of $28 million from equity financings and the exercise of warrants and stock options which was partially offset by resource property and property, plant, and equipment expenditures of $5.3 million ($5 million on a cash basis), and operating expenditures of $4.3 million.

On August 28, 2003 the Company received gross proceeds of $15,323,750 through the issuance of 1,532,375 common shares at a price of $10 per share to a syndicate of underwriters.  The underwriters received a commission of 6% of gross proceeds. The Company also received proceeds of approximately $7,090,000 due to the exercise of 1,105,816 warrants and 582,400  stock options. In September 2003, the Company cancelled 658,200 common shares which had been acquired pursuant to its normal course issuer bids and credited a gain of  $1,290,000 to contributed surplus.

On November 14, 2003 the Company also closed a non-brokered private placement with Newmont Mining Corporation of Canada Limited  for the purchase of 450,000 common shares of the Company at $15 per share for total proceeds of $6,750,000.

The carrying value of resource properties increased by $3.3 million reflecting exploration expenditures of $5.2 million (China – $3.4 million; Peru - $1.8 million) offset by resource property costs written off of $1.9 million.

Investments declined by $1.1 million resulting from the Company’s portion of equity losses in affiliated companies.

In November 2003, Canabrava and Superior Diamonds Inc. (“Superior”) completed a business combination pursuant to which Superior acquired all of the outstanding common shares of Canabrava based on one Superior share for every 2.5 shares of Canabrava surrendered.  Upon completion, all of the shares of Superior were consolidated on a two old for one new basis.  The effect of the business combination on the Company’s investment is that, at December 31, 2003, it held 4,014,510 common shares equivalent to a 16.2% interest in Superior.  Canabrava became a wholly-owned subsidiary of Superior.

With respect to contractual obligations, the Company has commitments relating to its leasehold obligations totaling $319,932 over 3 years (2004 - $132,386; 2005 – $132,386; 2006 - $55,160).

Annual Financial Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements.  All dollar amounts are in Canadian dollars.

(All numbers are in thousands except per share amounts)

Years Ended Dec. 31,
	2003	2002	2001
Financial Results:
Interest and other income	445	383	868
Net loss	(7,728)	(13,509)	(12,978)
Loss per share(3)	(0.43)	(0.85)	(0.83)

Financial Position:
Working capital	23,414	5,034	10,313
Resource properties	15,526	12,241	15,834
Total assets	45,264	24,426	37,861
Share capital	107,635	80,879	80,974
Deficit	(64,591)	(56,863)	(43,354)

Number of common shares issued and outstanding	19,561	16,548	16,459

As at December 31, 2003 there were 1,137,000 stock options outstanding and exercisable.  There were no warrants outstanding.

Quarterly Financial Information

(All numbers are in thousands except per share amounts)

2003 Fiscal Quarter Ended	December 31	September 30	June 30	March 31
Interest and other income	169	100	103	73
Net loss	(946)	(654)	(3,240)	(2,888)
Loss per share(3)	(0.03)	(0.04)	(0.19)	(0.17)

2002 Fiscal Quarter Ended	December 31	September 30	June 30	March 31
Interest and other income	109	109	80	85
Net (loss) earnings	(9,385)(1)	694(2)	(2,100)	(2,718)
(Loss) earnings per share (3)	(0.59)	0.04	(0.13)	(0.17)

(1)

Includes the write-off of properties in Peru and Chile ($2,585,000) and an increase in the equity in losses of affiliates, relating primarily to the write-off of mineral properties in Brazil ($4,992,000).

(2)

Earnings reflect a gain of $1,171,000 on shares issued by affiliated companies.

(3)

Fully diluted (loss)earnings per share has not been presented as it is anti-dilutive. The (Loss)Earnings per share is calculated based on weighted average number of shares outstanding.

Related Party Transactions

The Company paid a total of $520,573 (2002 - $519,180: 2001- $517,949) in consulting and management fees to a director, and companies controlled by John Paterson, President and CEO and Daniel Innes, Vice President, Exploration. The Company received management fees totaling $240,000 (2002 - $268,000: 2001- $192,000) from Aurora and its affiliated companies Lake Shore Gold Corp., Superior, and Canabrava. The basis for the fees was either a monthly or per diem rate.

Integrity of Disclosure

The Company’s management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities.  The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

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

Subsequent Event

On March 4, 2004 the Company received gross proceeds of $40,825,000 through the issuance of 1,150,000 common shares at a price of $35.50 per share to a syndicate of underwriters.  The underwriters received a commission of 5% of gross proceeds. The Company expects to use the proceeds to fund its exploration programs in China and Peru, to generate new projects and to supplement working capital.

Outlook

The Company expects to focus the majority of its exploration activities in China and Peru and will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk.  As a mineral exploration company, the future liquidity of Southwestern will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets.  In management's view, the Company's cash position is more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

Additional Information

Additional information is provided in the Company’s audited consolidated financial statements for the years ended December 31, 2003 and 2002 and the Company’s Annual Information Form.  These documents are available on SEDAR at www.sedar.com.

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

Comprehensive Income

The Financial Accounting Standards Board issued Statement No. 130 (“SFAS 130”), Reporting Comprehensive Income, which was required to be adopted on January 1, 1998.  SFAS 130 establishes standards for the reporting and display of comprehensive income and its components. The impact of SFAS No. 130 on the Company’s financial statements is disclosed in Note 16.

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

Accounting for Derivative Instruments and Hedging Activities

In June 1998 the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, which standardizes the accounting for derivative instruments.  SFAS No. 133 became effective for all fiscal quarters of all fiscal years beginning after June 15, 1999.  The Company does not engage in hedging activities or invest in derivative instruments.  Therefore, adoption of SFAS No. 133 has no significant financial impact.

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

Exhibit 99.3

Independent Auditors’ Report

To the Board of Directors of

Southwestern Resources Corp.

We have audited the consolidated balance sheets of Southwestern Resources Corp. as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2003, and cumulative from inception in fiscal 1990 to December 31, 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for each of the years ended December 31, 2003 and 2002, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards.  With respect to the consolidated financial statements for the year ended December 31, 2001 and cumulative period from inception in fiscal 1990 to December 31, 2000, we conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and the changes in its shareholders’ equity and its cash flows for each of the years in the three year period ended December 31, 2003 and cumulative from inception in fiscal 1990 to December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia, Canada

February 27, 2004

Comments by Auditor on Canada – United States Reporting Differences

United States reporting for auditors require the addition of an explanatory paragraph when the financial statements reflect a change in accounting policy, such as described in Note 2(j) for stock options.  The adoption of this policy had no material effect on the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report dated February 27, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia, Canada

February 27, 2004

1

Exhibit 99.4

SOUTHWESTERN RESOURCES CORP.

(An exploration stage company)
Consolidated Balance Sheets
(Thousands of Canadian Dollars)

		December 31, 2003	December 31, 2002
ASSETS

Current
Cash and cash equivalents (note 3)		$ 23,539	$ 4,801
Exploration advances and other receivables		276	321
Note receivable (note 4)		-	200

Total current assets		23,815	5,322

Property, plant and equipment (note 5)		392	426
Mineral properties (note 6)		15,526	12,241
Investments (note 7)		5,331	6,437
Note Receivable (note 4)		200	-

Total assets		$ 45,264	$ 24,426

LIABILITIES

Current
Accounts payable and accrued charges		$ 401	$ 288
Commitments	(note 14)
SHAREHOLDERS' EQUITY

Share capital (note 9)
Authorized
100,000,000 common shares without
par value
Issued
19,561,000 shares (2002 - 16,548,000)		107,635	82,883
Treasury stock
nil shares (2002 - 658,000)		-	(2,004)
Additional paid-in capital (note 9)		1,819	122
Deficit accumulated during the exploration stage		(64,591)	(56,863)
Total shareholders' equity		44,863	24,138

Total liabilities and shareholders' equity		$ 45,264	$ 24,426

APPROVED BY THE BOARD

/s/ John G. Paterson		/s/ James B. Hume
John G. Paterson		James B. Hume

1

	SOUTHWESTERN RESOURCES CORP.

	(An exploration stage company)
	Consolidated Statements of Operations
	(Thousands of Canadian dollars, except per share amounts)

	Cumulative from
	inception to	Year ended	Year ended	Year ended
	December 31, 2003	December 31, 2003	December 31, 2002	December 31, 2001

Revenue
Property option payment	$ 1,384	$ -	$ -	$ -

Expenses
General and administrative (note 12)	24,314	2,420	2,326	2,053
General exploration	12,542	1,752	1,789	955
Foreign exchange loss (gain)	(2,394)	987	128	(646)
Mineral property costs written off (note 6)	33,492	1,906	4,479	6,957
Depreciation	767	42	59	74
	68,721	7,107	8,781	9,393

Loss before undernoted items	(67,337)	(7,107)	(8,781)	(9,393)
Gain (loss) on shares issued by
affiliated companies (note 7)	4,646	174	1,295	(267)
Interest and other income	12,616	445	383	868
Loss on sale of capital assets	(115)	-	(115)	-
Non-controlling interest - Canabrava
Diamond Corporation	2,547	-	-	-
Gain on sale of investment (note 7)	40	40	-	-
Equity in losses of affiliated
companies (note 7)	(9,659)	(1,280)	(5,315)	(1,588)
Write-down of investments (note 7)	(4,596)	-	(976)	(2,598)
Net loss for the year	$ (61,858)	$ (7,728)	$ (13,509)	$ (12,978)

Basic and fully diluted loss per share (note 2)		($0.43)	($0.85)	($0.83)

Weighted average number of shares
(in thousands)		17,711	15,854	15,481

2

	SOUTHWESTERN RESOURCES CORP.

	(an exploration stage company)
	Consolidated Statements of Cash Flows
	(Thousands of Canadian Dollars)

	Cumulative from
	inception to	Year ended	Year ended	Year ended
	December 31, 2003	December 31, 2003	December 31, 2002	December 31, 2001

Operating Activities
Net loss for the period	$ (61,858)	$ (7,728)	$ (13,509)	$ (12,978)
Items not involving cash
Depreciation	767	42	59	74
Mineral property costs written off	33,492	1,906	4,479	6,957
Non-controlling interest	(2,547)	-	-	-
(Gain) loss on shares issued by
affiliated companies	(4,646)	(174)	(1,295)	267
Gain on sale of investment	(40)	(40)	-	-
Loss on sale of capital assets	115	-	115	-
Write-down of investment	4,596	-	976	2,598
Equity in losses of affiliated companies	9,659	1,280	5,315	1,588
Stock-based compensation	529	407	122	-
Other income	(25)	-	-	-

Decrease (increase) in accounts receivable	(386)	(34)	48	88
Increase (decrease) in accounts payable
and accrued charges	235	19	(40)	46
Cash used in operating activities	(20,109)	(4,322)	(3,730)	(1,360)

Investing Activities
Purchase of investments	(7,993)	-	(578)	(1,105)
Decrease in cash due to change in accounting
for investment in Canabrava Diamond Corporation	(3,356)	-	-	-
Mineral property expenditures	(58,483)	(4,912)	(973)	(2,541)
Additions to capital assets	(2,760)	(78)	(67)	(335)
Cash used in investing activities	(72,592)	(4,990)	(1,618)	(3,981)

Financing Activities
Shares issued	110,857	28,050	360	3,000
Shares repurchased	(13,436)	-	(479)	(1,614)
Shares resold	8,694	-	-	5,868
Note receivable	(200)	-	(200)	-
Non-controlling interest - Canabrava Diamond
Corporation	10,325	-	-	-
Cash provided by (used in) financing activities	116,240	28,050	(319)	7,254

Increase (decrease) in cash and cash equivalents
during the period	23,539	18,738	(5,667)	1,913
Cash and cash equivalents beginning of period	-	4,801	10,468	8,555
Cash and cash equivalents end of period	$ 23,539	$ 23,539	$ 4,801	$ 10,468

Cash and cash equivalents consist of:
Cash		$ 1,408	$ 793	$ 858
Short-term investments		22,131	4,008	9,610
		$ 23,539	$ 4,801	$ 10,468

Supplemental Cash Flow Information (note 13)

Interest received	$ 10,536	$ 211	$ 115	$ 459

3

	SOUTHWESTERN RESOURCES CORP.
	(an exploration stage company)
	Consolidated Statements of Shareholders' Equity
	(In thousands)
						Deficit
	Common Shares				Additional	Accumulated	Total
	Without Par Value		Treasury Shares		Paid-in	During the	Shareholders'
From Inception to December 31, 2003	Shares	Amount	Shares	Amount	Capital	Exploration Stage	Equity

Issuance of common shares for cash	2,196	$ 541	-	$ -	$ -	$ -	$ 541
Issuance of common shares for exploration expenditures	300	75	-	-	-	-	75
Net loss	-	-	-	-	-	(296)	(296)
Balance, October 31, 1991	2,496	616	-	-	-	(296)	320

Issuance of common shares for cash	2,189	884	-	-	-	-	884
Net loss	-	-	-	-	-	(270)	(270)
Balance, October 31, 1992	4,685	1,500	-	-	-	(566)	934

Issuance of common shares for cash	1,675	815	-	-	-	-	815
Issuance of common shares for cash pursuant to public offering	800	740	-	-	-	-	740
Issuance of common shares for cash on the exercise of warrants	50	50	-	-	-	-	50
Net income	-	-	-	-	-	721	721
Balance, October 31, 1993	7,210	3,105	-	-	-	155	3,260

Issuance of common shares for cash pursuant to public offering	2,100	14,957	-	-	-	-	14,957
Issuance of common shares for cash on the exercise of warrants	285	1,367	-	-	-	-	1,367
Issuance of common shares for cash	940	3,330	-	-	-	-	3,330
Net loss for the 14 months ended December 31, 1994	-	-	-	-	-	(1,027)	(1,027)
Balance, December 31, 1994	10,535	22,759	-	-	-	(872)	21,887

Issuance of common shares for cash on the exercise of warrants	915	8,233	-	-	-	-	8,233
Issuance of common shares for cash	45	45	-	-	-	-	45
Net loss	-	-	-	-	-	(1,317)	(1,317)
Balance December 31, 1995	11,495	31,037	-	-	-	(2,189)	28,848

Issuance of common shares for cash pursuant to public offering	3,704	47,346	-	-	-	-	47,346
Issuance of common shares for cash on the exercise of warrants	20	330	-	-	-	-	330
Issuance of common shares for cash	57	622	-	-	-	-	622
Net loss	-	-	-	-	-	(1,315)	(1,315)
Balance, December 31, 1996	15,276	79,335	-	-	-	(3,504)	75,831

Issuance of common shares for cash	1	11	-	-	-	-	11
Own shares purchased for cash pursuant to share purchase program	-	-	(79)	(384)	-	-	(384)
Net loss	-	-	-	-	-	(3,820)	(3,820)
Balance, December 31, 1997	15,277	79,346	(79)	(384)	-	(7,324)	71,638

Issuance of common shares for cash	21	28	-	-	-	-	28
Own shares purchased for cash pursuant to share purchase program	-	-	(919)	(3,787)	-	-	(3,787)
Own shares resold	-	-	300	1,212	426	-	1,638
Net loss	-	-	-	-	-	(7,339)	(7,339)
Balance, December 31, 1998	15,298	79,374	(698)	(2,959)	426	(14,663)	62,178

Own shares purchased for cash pursuant to share purchase program	-	-	(818)	(3,896)	-	-	(3,896)
Own shares resold	-	-	360	1,675	(426)	-	1,249
Loss on sale of own shares	-	-	-	-	-	(61)	(61)
Net loss	-	-	-	-	-	(10,642)	(10,642)
Balance, December 31, 1999	15,298	79,374	(1,156)	(5,180)	-	(25,366)	48,828

Issuance of common shares for cash	34	147	-	-	-	-	147
Own shares purchased for cash pursuant to share purchase program	-	-	(716)	(3,275)	-	-	(3,275)
Net loss	-	-	-	-	-	(2,338)	(2,338)
Balance, December 31, 2000	15,332	79,521	(1,872)	(8,455)	-	(27,704)	43,362

Issuance of common shares for cash	1,127	3,000	-	-	-	-	3,000
Own shares purchased for cash pursuant to share purchase program	-	-	(515)	(1,633)	-	-	(1,633)
Loss on sale of own shares	-	-	1,900	8,541	-	(2,672)	5,869
Net loss	-	-	-	-	-	(12,978)	(12,978)
Balance, December 31, 2001	16,459	82,521	(487)	(1,547)	-	(43,354)	37,620

Issuance of common shares for cash	89	364	-	-	-	-	364
Own shares purchased for cash pursuant to share purchase program	-	-	(171)	(459)	-	-	(459)
Stock based compensation	-	-	-	-	122	-	122
Net loss	-	-	-	-	-	(13,509)	(13,509)
Balance, December 31, 2002	16,548	$ 82,885	(658)	$(2,006)	$ 122	$ (56,863)	$ 24,138

Issuance of common shares for cash	3,671	28,046	-	-	-	-	28,046
Shares cancelled	(658)	(3,296)	658	2,006	1,290	-	-
Stock based compensation	-	-	-	-	407	-	407
Net loss	-	-	-	-	-	(7,728)	(7,728)
Balance, December 31, 2003	19,561	$ 107,635	-	$ -	$ 1,819	$ (64,591)	$ 44,863

4

SOUTHWESTERN RESOURCES CORP.

(An exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, and 2002

Exhibit 99.4

(All tabular dollar amounts are in thousands of Canadian dollars)

1.

DESCRIPTION OF BUSINESS

Southwestern Resources Corp. (“Southwestern” or the “Company) is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially those with the potential to host gold, silver, and base metals, primarily in Peru and China.  Operations are conducted either directly or through agreements with third parties.  The Company has not determined whether these properties contain mineral reserves, which are economically recoverable.  The recoverability of amounts capitalized as mineral properties is dependent upon the discovery of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and attainment of future profitable production from the properties or proceeds from disposition.

2.

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared based upon Canadian generally accepted accounting principles.  Information with respect to generally accepted accounting principles in the United States is provided in Note 16.

a)  Basis of Presentation

These consolidated financial statements include the accounts of Southwestern Resources Corp. and the following significant wholly owned subsidiaries:

Southwestern Gold (Bermuda) Limited,

Minera del Suroeste S.A.C. – Peru,

Canadian Southwest Gold Inc.

All intercompany transactions and balances have been eliminated.

b)  Cash and Cash Equivalents

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

c)  Investments

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

d)  Financial Instruments

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

December 31, 2003, and 2002

e)  Mineral Properties

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

f)  Joint Ventures

The Company holds a significant portion of its interests in mineral properties through joint venture agreements. The Company accounts for its joint venture operations using the proportionate consolidation method whereby the Company’s share of assets, liabilities, revenues and expenses of the joint venture is included with those of the Company.

g)  Property, Plant and Equipment

Property, plant and equipment are recorded at cost.  Depreciation is computed using the declining-balance method based on annual rates as follows:

Office and other equipment

20%

Computer equipment

30%

Vehicles

            30%

h)  Foreign Currency Translation

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

i)  Future Income Taxes

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

j)  Stock Options

In 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002.  The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair valued based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that the Company has the ability to settle in stock are recorded as equity.

SOUTHWESTERN RESOURCES CORP.

(An exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, and 2002

The Company adopted the intrinsic value method for stock-based awards made to employees, officers and directors whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

k)  Use of Estimates

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

l)  Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income or loss (the numerator) by the weighted average number of outstanding common shares for the period (the denominator).  In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the Treasury Stock Method.  In periods where a net loss is reported, fully diluted loss per share is not presented, as it is anti-dilutive.

m)  Prior Year’s Comparatives

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

3.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents of $23.5 million (2002 - $4.8 million) consist of highly liquid money market instruments with credit ratings which expose the Company to minimal credit risk.

4.

NOTE RECEIVABLE

As at December 31, 2003, the Company had in place an unsecured promissory note receivable from Superior Diamonds Inc. (“Superior”), a company with directors in common in which Southwestern has an equity investment, in the amount of $200,000 due January 15, 2005 (original repayment date – September 16, 2003) and bearing interest at a rate of 7% per annum. Interest income of $14,000 was recorded in 2003.

5.         PROPERTY, PLANT & EQUIPMENT

		2003		2002
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Office and other equipment	$ 651	$ 515	$136	$162
Computer equipment	679	559	120	136
Vehicles	548	412	136	128

	$1,878	$1,486	$392	$426

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $70,465 (2002 - $85,580).

SOUTHWESTERN RESOURCES CORP.

(An exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, and 2002

6.

MINERAL PROPERTIES

a)

	December 31, 2003	December 31, 2002

Peru
Poracota	$ 4,265	$ 4,529
Liam	2,566	968
Bambas West	676	679
Puno	561	561
Other	1,903	3,349

Total Peru	9,971	10,086

China
Boka	3,760	469
Other	107	--

Total China	3,867	469

Argentina/Tecka	1,688	1,686

Total	$15,526	$12,241

b)

For the year ended December 31, 2003, the significant expenditures were as follows:

	Boka	Liam	Other	Total
Balance, beginning of period	$469	$968	$10,804	$12,241
Property acquisition, and maintenance	4	113	(68)	49
Analytical	215	124	37	376
Geology	658	494	172	1,324
Drilling	1,684	679	118	2,481
Research	8	88	39	135
Project administration	722	100	4	826
Property costs written off	--	--	(1,906)	(1,906)
	$3,760	$2,566	$9,200	$15,526

For the year ended December 31, 2002, the significant expenditures were as follows:

	Boka	Bambas West	Other	Total
Balance, beginning of period	$116	$310	$15,408	$15,834
Property acquisition, and maintenance	--	(6)	(65)	(71)
Analytical	43	13	19	75
Geology	183	135	39	357
Drilling	10	54	57	121
Research	9	74	18	101
Project administration	108	99	96	303
Property costs written off	--	--	(4,479)	(4,479)
	$469	$679	$11,093	$12,241

SOUTHWESTERN RESOURCES CORP.

(An exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, and 2002

c)

The Company conducts its exploration independently as well as through joint venture    agreements with third parties pursuant to which the third party earns an interest in the Company’s property.  The joint venture agreements are often structured in such a way that the joint venture partner funds the exploration expenditures until a 50% interest has been earned, and on a proportionate basis thereafter.  Typically, an interest of up to 70% can be earned by the joint venture partner in return for funding all of the costs of bringing a mine into commercial production.  The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project.

PERU

On November 14, 2003, the Company executed a formal joint venture agreement with Newmont Peru Limited (“Newmont”) under which Newmont can earn a 50% interest in the Company’s Liam Core Project in Peru by incurring US$5 million in exploration expenditures over a three-year period.  Newmont has the option to earn an additional 10% by producing a positive feasibility study, and a further 10% by funding all of the costs to place the property into commercial production.

In addition, Newmont and Southwestern executed the Liam Regional Joint Venture agreement under which both parties contributed exploration concessions covering a total of 82,000 hectares.  Southwestern is the operator of the Regional Joint Venture and both parties will fund 50% of the initial US$5 million of expenditures over a five-year period.

In 2002, the Company signed an agreement with Compania de Minas Buenaventura S.A.A. (“Buenaventura”) to sell its 50% interest in the Poracota Property in Peru for US$4.5 million.  Under the terms of the agreement, Buenaventura made payments to Southwestern of US$100,000 in 2002 and US$200,000 in 2003, and is scheduled to pay US$300,000 in February 2005 and US$3,900,000 in February 2006.

CHINA

In November 2002, Canadian Southwest Gold Inc. (“CSG”), a wholly owned subsidiary of the Company, signed a joint venture agreement (the “JV Agreement”) with Team 209 of the Nuclear Industry of Yunnan Province, China (“Team 209”) regarding the Boka Gold Project.  Team 209 and CSG established a joint venture company (the “JV Company”) to hold and operate the Boka Gold Project.  Under the terms of the JV Agreement, CSG can earn a 90% interest in the JV Company by contributing to that company US$4,010,000 over a four year period and making a payment of US$1.7 million to Team 209 by the fourth year.  Contributions to the JV Company are staged as to US$500,000 in 2003, US$1.0 million in 2004, US$1.51 million in 2005, and US$1.0 million 2006.  Team 209 will retain a 10% carried interest and CSG is the operator of the project.

In January 2004, Southwestern paid US$1.7 million to Team 209, as noted above, to cease the small scale mining operation’s being carried out by Team 209.

In February 2003, the Company entered into a letter agreement with Chengdu Institute of Environmental Geology and Mineral Resources Development (“Chengdu EGMR”) covering two areas northwest of the Company’s Boka Gold Project in Yunnan Province.  Under the terms of the agreement, the Company will initially evaluate the areas and, if warranted, form a Sino-Foreign Joint Venture Cooperative Company with Chengdu EGMR.  By contributing US$2 million within the first two years after formation of the Cooperative Company, Southwestern will own 70% and Chengdu EGMR 30% of the Cooperative Company.  By contributing a further US$1 million in the third year, the Company will earn a further 10% and thereafter contributions to the Cooperative Company will be made on a pro rata basis.  The Company can earn a further 10% by completing a feasibility study on one deposit.

SOUTHWESTERN RESOURCES CORP.

(An exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, and 2002

ARGENTINA

The Tecka Project is located in southern Argentina and is a joint venture between the Company and Consolidated Jaba Inc. (“Jaba”).  The Company has earned a 45% interest in the project and in 2003, the Company decided to discontinue funding and allow its interest in the project to be diluted.

d)

During 2003, the Company terminated the Central Zinc and Minaspata projects in Peru and wrote off expenditures of $205,000 and $1,701,000 respectively.

The total amount written off in 2002 was $4,479,558 which was comprised of $4,028,529 written off in Peru and $451,029 written off in Chile.

7.

INVESTMENTS

			2003
Significantly influenced affiliates	Ownership %	Carrying Value	Quoted Market Value	Gain/(Loss) on Deemed Disposition
Aurora Platinum Corp.	16.0	$4,599	$9,922	$100

Superior Diamonds Inc.	16.2	5	3,051	74

		4,604	12,973	174
Other
Maxy Gold Corp.	6.4	410	4,164	--
Pacific Minerals Inc.	2.2	317	3,235	--

		$5,331	$20,372	$174

			2002
Significantly influenced affiliates	Ownership %	Carrying Value	Quoted Market Value	Gain/(Loss) on Deemed Disposition
Aurora Platinum Corp.	16.6	$4,431	$12,015	$1,383

Canabrava Diamond Corporation	34.5	1,279	4,617	(40)

		5,710	16,632	1,343
Other
Maxy Gold Corp.	13.9	410	1,027	(48)
Pacific Minerals Inc.	14.4	317	1,627	--

		$6,437	$19,286	$1,295

Other investments have a nil carrying value in both 2003 and 2002.

(i) In November 2003, Canabrava Diamond Corporation (“Canabrava”) and Superior Diamonds Inc. (“Superior”) completed a business combination pursuant to which Superior acquired all of the outstanding common shares of Canabrava based on one Superior share for every 2.5 shares of Canabrava surrendered.  Upon completion, all of the shares of Superior were

SOUTHWESTERN RESOURCES CORP.

(An exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, and 2002

    consolidated on a two old for one new basis.  The effect of the business combination on the Company’s investment is that as at December 31, 2003, it held 4,014,510 common shares representing a 16.2% interest in Superior.

The Company’s portion of Superior’s losses during 2003 were $1,347,576 (Canabrava in 2002 - $5,130,928) and its portion of Aurora Platinum Corp.’s (“Aurora”) income during 2003 amounted to $67,728 (2002 - ($183,798)).

In December 2003, the company disposed of 190,000 common shares of Consolidated Jaba Inc. (“Jaba”) and recorded a gain of $40,445.

In August 2002, the Company purchased 137,000 units of Aurora at $3.65 per unit.  Each unit consisted of one common share and one common share purchase warrant.  Each warrant entitled Southwestern to buy one common share for $4.75 until August 5, 2003.  The expiry date of these warrants was extended to January 14, 2004 and the warrants were exercised by the Company on January 13, 2004.

In March 2002, the Company sold 7 million free trading shares of Maxy Gold Corp. (formerly Maxy Oil & Gas Inc.) (“Maxy”) at $0.08 per share.  In a separate transaction, as a private placement, the Company purchased 5.6 million units of Maxy at $0.10 per unit.  As a result, the Company’s interest in Maxy was reduced from 22.9% to 16.0%.

In 2002, the Company wrote off its investments in Unirex Corporation, Jaba, Paramount Ventures and Finance Inc., and Empire Petroleum Corporation totaling $976,417.

8.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2003	2002	2001
Canadian statutory federal income tax rate	38%	40%	45%

Recovery of income taxes computed at statutory rates	$2,936	$5,404	$7,024
Effect of lower tax rates of foreign jurisdictions	(530)	(1,197)	(1,890)
Non deductible expanses	(155)	(1,998)	(2,004)
Non-taxable portion of capital transactions	(203)	--	--
Valuation allowance	(2,048)	(2,209)	(3,130)
Income tax provision	$ --	$ --	$ --

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future income tax assets are as follows:

	2003	2002	2001
Operating loss carry forwards	$8,882	$5,839	$8,253
Tax value in excess of carrying value	3,585	9,369	6,660
	12,467	15,208	14,913
Less: Valuation allowance	(12,467)	(15,208)	(14,913)
Net future income tax liability	$ --	$ --	$ --

SOUTHWESTERN RESOURCES CORP.

(An exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, and 2002

At December 31, 2003, the Company had the following loss carry-forwards available for tax purposes:

Country	Amount	Expiry
Canada	$ 8,591	2004 – 2011
Peru	$15,955	2004 – 2007
Mauritius	$ 126	None
Argentina	$ 9	2007 - 2008

9.

SHARE CAPITAL

a)

On August 28, 2003, the Company issued 1,532,375 common shares at a price of $10 per share for gross proceeds of $15,323,750.  Share issue costs relating to this transaction amounted to $1,117,784.  In a separate transaction, in September 2003, the Company cancelled 658,200 common shares it had acquired pursuant to its normal course issuer bid.  The cancellation of these shares resulted in a gain of $1,290,000 that was credited to contributed surplus.

On November 14, 2003, the Company closed a non-brokered private placement with Newmont Mining Corporation of Canada Limited for the purchase of 450,000 common shares of the Company at $15 per share for a total proceeds of $6,750,000.

During 2002, the Company acquired 170,100 common shares for total consideration of $458,594 pursuant to its normal course issuer bid.

b)

Stock Options

Under the Company’s stock option plan there were 1,137,000 options outstanding at December 31, 2003.  The options may be exercisable for a period of up to five years and the exercise price cannot be less than the closing price on the Toronto Stock Exchange on the trading day immediately preceding the grant of the option.  The Board of Directors determines the time during which any option may vest.

	2003		2002
	Number of Options (000’s)	Weighted-Average Exercise Price	Number of Options (000’s)	Weighted-Average Exercise Price
Outstanding at beginning of year	1,629	$ 4.17	1,786	$4.65
Granted	91	$10.92	455	$3.23
Exercised	(583)	$ 5.05	(69)	$4.16
Cancelled	--	$ --	(543)	$4.96
Outstanding at end of year	1,137	$ 4.26	1,629	$4.17
Options exercisable at end of year	1,137	$ 4.26	1,179	$4.55

The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

Exercise Price range	Number of Options (000’s)	Weighted-Average Remaining Years of Contractual Life	Weighted-Average Exercise Price
$2.91 - $3.65	471	3.3	$ 3.04
$4.25 - $5.00	651	0.5	$ 4.94
$6.70 - $33.50	15	4.5	$12.74

	1,137	1.8	$ 4.26

SOUTHWESTERN RESOURCES CORP.

(An exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, and 2002

c) Stock-based Compensation Plan

As a result of stock options granted to non-employees, the Company recognized $406,960 (2002 - $122,384) as stock-based compensation expense and included this amount in contributed surplus.  The expense is charged to general exploration. These values were determined using the Black-Scholes option pricing model and assumptions similar to those detailed below.

When stock-based compensation awards are granted to employees, no compensation cost is recognized when their exercise price exceeds or equals the fair value of the Company’s common shares at the date of grant.  Had the compensation cost for the Company’s stock-based compensation plan been determined based on the fair value method of accounting for awards granted to employees on or after January 1, 2002, the Company’s net loss would have been increased to the pro forma amount indicated below:

For the years ended December 31,		2003	2002
Net loss
	As reported	$7,728	$13,509
	Pro forma	$8,049	$13,872
Loss per share	As reported	$ 0.43	$ 0.85
	Pro forma	$ 0.45	$ 0.87

A weighted average grant-date fair value of $8.03 (2002 - $1.07) for each option grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the year ended December 31, 2003; no dividends are to be paid; volatility of 96% (2002 - 44%); risk-free interest rate of 5% (2002 - 5%); and expected life of five years (2002 - five years).

d) Warrants

As at December 31, 2003, the Company did not have any warrants issued and outstanding (2002 – 1,105,816).

10.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2003, the Company paid remuneration to a director and to companies controlled by directors and officers in the amount of $520,573 (2002 - $519,180: 2001 - $517,949).  The Company received management fees, which are recorded as other income, totaling $240,000 (2002 - $268,000: 2001 - $192,000) from Aurora, Lake Shore Gold Corp., Superior, and Canabrava.  There is also an amount of $11,144 due to Southwestern from the above mentioned companies at December 31, 2003.

11.

SEGMENTED INFORMATION

Industry Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

SOUTHWESTERN RESOURCES CORP.

(An exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, and 2002

Geographic Information

The Company’s only sources of revenue in 2003, 2002 and 2001 arose from interest earned on corporate cash reserves and from a note issued to Canabrava, and management fees.  The Company has non-current assets in the following geographic locations:

	2003	2002	2001
Peru	$10,175	$10,333	$13,996
Canada	5,679	6,612	11,116
China	3,907	473	126
Argentina	1,688	1,686	1,659
Chile	--	--	451
	$21,449	$19,104	$27,348

12.

GENERAL AND ADMINISTRATIVE

	2003	2002	2001
Consulting	$ 534	$ 536	$ 421
Investor relations	229	462	256
Office	622	521	560
Legal and accounting	192	150	167
Travel	207	98	68
Salaries and benefits	636	559	581
TOTAL	$2,420	$2,326	$2,053

13.

SUPPLEMENTAL CASH FLOW INFORMATION

	2003	2002

Taxes Paid	$ --	$ 28

Interest Received	$211	$115

14.

COMMITMENTS

With respect to its leasehold obligations, the Company has commitments totaling $319,932 over 3 years (2004 - $132,386; 2005 – $132,386; 2006 - $55,160).

15.

SUBSEQUENT EVENT

On March 4, 2004 the Company received gross proceeds of $40,825,000 through the issuance of 1,150,000 common shares at a price of $35.50 per share to a syndicate of underwriters.  The underwriters received a commission of 5% of gross proceeds. The Company expects to use the proceeds to fund its exploration programs in China and Peru, to generate new projects and to supplement working capital.

SOUTHWESTERN RESOURCES CORP.

(An exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, and 2002

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada “Canadian GAAP”, which differ in certain respects from accounting principles generally accepted in the United States “US GAAP”.  The material differences between Canadian and US GAAP affecting the Company's consolidated financial statements are summarized as follows:

Consolidated Balance Sheets	2003	2002

Total assets under Canadian GAAP	$45,264	$24,426
Unrealized gains on available-for-sale securities (h)	6,672	1,879
Decrease in mineral property costs (a)	(15,526)	(12,241)
Cumulative exchange adjustment – capital assets (e)	7	59
Cumulative exchange adjustment - investments (e)	(49)	31
Cumulative adjustment to equity investments (h)	(2,676)	(3,828)
Total assets under US GAAP	$33,692	$10,326

Total liabilities and non-controlling interest under Canadian and US GAAP	$ 401	$ 288

Shareholders' equity under Canadian GAAP	44,863	24,138
Cumulative mineral property adjustment (a)	(15,526)	(12,241)
Cumulative comprehensive income (f)	6,630	1,969
Cumulative adjustment to equity in loss of affiliated companies (h)	(2,676)	(3,828)
Total shareholders' equity under US GAAP	33,291	10,038

Total liabilities and shareholders' equity under US GAAP	$33,692	$10,326

Consolidated Statement of Loss and Deficit

	Cumulative from
	inception to December 31	Year ended December 31,
	2003	2003	2002	2001
Net loss under Canadian GAAP	$(61,858)	$ (7,728)	$(13,509)	$(12,978)
Mineral property exploration expense (a)	(15,526)	(3,285)	3,593	4,416
Consulting Expense (d)	(2,127)	-	-	(251)
Adjustment to equity in loss of affiliated companies(h)	(2,676)	1,152	2,862	(1,587)
Elimination of dilution gain (j)	(4,646)	(174)	(1,295)	267
Net loss under US GAAP before non-controlling interest	(86,833)	(10,035)	(8,349)	(10,133)
Non-controlling interest	485	-	-	-
Net loss under US GAAP	$(86,348)	$(10,035)	$ (8,349)	$(10,133)
Loss per share		($0.57)	($0.53)	($0.65)

SOUTHWESTERN RESOURCES CORP.

(An exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, and 2002

Consolidated Statements of Cash Flows

	Cumulative from
	inception to December 31	Year ended December 31,
	2003	2003	2002	2001
Operating activities
Operating activities under Canadian GAAP	$(20,109)	$(4,322)	$(3,730)	$(1,360)

Exploration (a)	(58,483)	(4,912)	(973)	(2,541)

Operating activities under US GAAP	$(78,592)	$(9,234)	$(4,703)	$(3,901)

Investing activities
Investing activities under Canadian GAAP	$(72,592)	$(4,990)	$(1,618)	$(3,981)

Exploration (a)	58,483	4,912	973	2,541
Investing activities under US GAAP	$(14,109)	$ (78)	$ (645)	$(1,440)

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

b)  Asset retirement obligations

In June 2001, the FASB issues SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of leases.  SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded, an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged.  The adoption of SFAS 143 does not have a material impact on the Company’s financial position.

c)   Impairment of long-lived assets

Under Canadian GAAP, impairment charges on long-lived assets are recorded as the excess of the carrying amount over the recoverable amount, which was determined based on the undiscounted estimated future net cash flows, whereas under US GAAP impairment charges are recorded based on the discounted estimated future net cash flows.  The Company has determined that there is no effect of this difference on the Company’s financial statements.

d)  Accounting for stock-based compensation

For US GAAP purposes the Company accounts for stock based compensation to employees and directors, under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued

SOUTHWESTERN RESOURCES CORP.

(An exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, and 2002

to Employees (APB 25), using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price.

As described in Note 9(c) the Company accounts for stock-based awards made to non-employees using a fair value based method in accordance with Section 3870 of the Canadian Institute of Chartered Accountants Handbook.

SFAS 123, however, allows the Company to continue to measure the compensation cost of employees and directors in accordance with APB 25.  The Company has adopted the disclosure-only provisions of SFAS 123.

The following pro forma financial information presents the net loss for the year and the loss per share had the Company adopted SFAS 123 for all stock options issued to employees and directors.

	Year ended December 31
	2003	2002	2001
Net loss for the period-United States GAAP	$(10,035)	$(8,349)	$(10,133)
Additional stock based compensation cost	(321)	(363)	(26)

Pro forma net loss	$(10,356)	$(8,712)	$(10,159)
Pro forma basic loss per share	($0.59)	($0.55)	($0.66)

Using the fair value method for stock based compensation, additional costs of approximately $321,000, $363,000, $26,000, would have been recorded for the periods ended December 31 2003, 2002 and 2001 respectively.  This amount is determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company’s share price of 96% (December 31, 2002: 44%; December 31, 2001: 44%), and an annual average risk free interest rate of 5% (December 31, 2002: 5%; December 31, 2001: 5.1%).

Effective January 1, 2004 the Company will expense stock options in the financial statements as a component of compensation expense in accordance with SFAS 148 “Accounting for Stock-Based Compensation – Transition and Disclosure.”  This method of accounting will be similar to the method under Canadian GAAP and, as such, no future difference will arise.

e)  Foreign currency translation

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

f)  Comprehensive income

Statement No. 130 (“SFAS 130”), reporting Comprehensive Income, issued by the Financial Accounting Standards Board establishes standards for the reporting and display of comprehensive income and its components. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.  The impact of SFAS 130 on the Company’s financial statements is as follows:

SOUTHWESTERN RESOURCES CORP.

(An exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, and 2002

Comprehensive Income

	Cumulative from inception	Year ended December 31,
	to Dec 31,
	2003	2003	2002	2001

Net loss under U.S. GAAP	$(86,348)	$(10,035)	$(8,349)	$(10,133)
Other comprehensive items:
Cumulative exchange adjustment	(42)	(87)	(230)	89
Unrealized gains (losses) on
available-for-sale securities (h)	6,672	4,793	(543)	1,658
	6,630	4,706	(773)	1,747

Comprehensive loss	$(79,718)	$ (5,329)	$(9,122)	$ (8,386)

Net comprehensive loss per share		($0.30)	($0.58)	($0.54)

g)  Accounting for derivative instruments and hedging activities

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

h)  Investments

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

i)  Controlled entities

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

SOUTHWESTERN RESOURCES CORP.

(An exploration stage company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, and 2002

j)  Accounting for sales of shares by an equity investment

The Company accounts for dilution gains from the sale of shares by its equity investments as a charge to the income statement for Canadian GAAP purposes.  Under US GAAP, dilution gains that arise from a company in the development stage are treated as a charge to equity.  For US GAAP purposes, as the Company’s equity investments are considered development stage companies, the Company has charged all dilution gains to a separate Paid-in-Capital account in equity.

k)  Recently released accounting standards

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities.  SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability.  SFAS No. 150 applies to mandatory redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and does not expect that the adoption of this statement will have a material impact on the Company’s financial position or results of operations.

In April 2003, SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued.  In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133.  This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003.  The Company is in the process of evaluating the impact the adoption of SFAS No. 149 will have on its consolidated financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.  FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003.  It is not expected that the adoption of FIN No. 46 will have a material effect on the Company’s financial position or results of operations.

Exhibit 99.5

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the use in this Annual Report on Form 40-F of Southwestern Resources Corp. (the “Company”), to be filed with the U.S. Securities and Exchange Commission, of our report dated February 27, 2004 relating to the financial statements of the Company, which appear in such Annual Report.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Chartered Accountants

Vancouver, British Columbia, Canada

February 27, 2004

Exhibit 99.6

CONSENT OF L.D.S. WINTER

I hereby consent to the reliance in this Annual Report on Form 40-F of Southwestern Resources Corp. (the “Company”) on my report dated January 9, 2004 entitled “Technical Report, Southwestern Resources Corp., Boka Gold Project, Yunnan Province, China” which the Company used, or directly quoted from, in preparing summaries concerning the Boka Gold Project, which appear in such Annual Report.

Date:  May 28, 2004

_/s/ L.D.S. Winter_

L.D.S. Winter, P.Geo.

Sudbury, Ontario, Canada

Exhibit 99.7

CONSENT OF L.D.S. WINTER

I hereby consent to the reliance in this Annual Report on Form 40-F of Southwestern Resources Corp. (the “Company”) on my report dated December 23, 2003 entitled “Technical Report, Southwestern Resources Corp., Liam Gold Project, Department of Cusco, Peru” which the Company used, or directly quoted from, in preparing summaries concerning the Liam Gold Project, which appear in such Annual Report.

Date:  May 28, 2004

/s/ L.D.S. Winter

L.D.S. Winter, P.Geo.

Sudbury, Ontario, Canada

Exhibit 99.8

CERTIFICATION

I, John G. Paterson, certify that:

1.  I have reviewed this annual report on Form 40-F of Southwestern Resources Corp.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.  The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”] for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”];

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.  The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  May 28, 2004

/s/ John G. Paterson

John G. Paterson, President and Chief Executive Officer

Exhibit 99.9

CERTIFICATION

I, Parkash K. Athwal, certify that:

1.  I have reviewed this annual report on Form 40-F of Southwestern Resources Corp.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.  The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”] for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled “Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports”];

(c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.  The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  May 28, 2004

/s/ Parkash K. Athwal

Parkash K. Athwal, Vice President, Finance and Chief Financial Officer

Exhibit 100.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of Southwestern Resources Corp. for the year ended December 31, 2003, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  June 2, 2004

/s/ John G. Paterson

John G. Paterson

President and Chief Executive Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 100.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of Southwestern Resources Corp. for the year ended December 31, 2003, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  June 2, 2004

/s/ Parkash K. Athwal

Parkash K. Athwal

Vice President, Finance and Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.