Form 40-F
period 2004-12-31
SOUTHWESTERN RESOURCES CORP
filed 2005-03-30
CIK 1095075

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
___ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
_X_ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended 12/31/04 Commission File Number 0-30308

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
COMMON SHARES WITHOUT PAR VALUE

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
N/A	N/A

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

43,006,174 Common Shares without Par Value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES ___    NO _X_

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES _X_    NO ___

SWG Form 40-F 2004

PRINCIPAL DOCUMENTS

The following documents of Southwestern Resources Corp. (the “Company”) have been filed as part of this Annual Report on Form 40-F:

1. Renewal Annual Information Form of the Company for the year ended December 31, 2004 included herein as Exhibit 99.1.

2. Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the year ended December 31, 2004 included herein as Exhibit 99.2.

3. Audited Financial Statements of the Company for the years ended December 31, 2004 and 2003, together with the auditor’s report thereon included herein as Exhibit 99.3 and 99.4. (Note 16 to the Audited Financial Statements relates to differences between Canadian and United States Generally Accepted Accounting Principles.)

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2004, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Internal Control over Financial Reporting

During the fiscal year ended December 31, 2004, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

SWG Form 40-F 2004

The aggregate amounts billed by Deloitte & Touche LLP (“D&T”) to the Company for each of the fiscal years ended December 31, 2004 and 2003 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended	Year Ended
	31-Dec-04	31-Dec-03
Audit Fees (1)	$92,500	$87,300
Audit-Related Fees (2)	$6,400	$4,500
Tax Fees (3)	$7,325	$48,000
All Other Fees	$--	$--
Totals	$106,225	$139,800

NOTES:

(1) “Audit Fees” represent fees for the audit of the Company’s annual financial statements, review of the Company’s interim financial statements and review in connection with the Company’s statutory and regulatory filings.

(2) “Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit, principally for consultation concerning financial accounting and reporting standards. The audit-related fees in 2004 pertain to assistance with compliance with Section 302 of the Sarbanes-Oxley Act and review of the Company’s audit committee charter.

(3) “Tax Fees” represent fees for tax compliance, tax advice and tax planning. The nature of the services comprising the fees disclosed under this category includes preparation of tax returns, tax advice in relation to employee stock option benefits and tax planning involving the Company’s offshore entities.

The Audit Committee pre-approves the services to be provided by the external auditor as part of the audit engagement. The Audit Committee also pre-approves the non-audit related services provided by the external auditor with a view to ensuring independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of The Toronto Stock Exchange with respect to approval of non-audit related services performed by the external auditor. All of the fees paid to D&T in 2004 were pre-approved by the audit committee.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

With respect to contractual obligations, the Company has commitments relating to its leasehold obligations totaling $187,546 over two years (2005 - $132,386; 2006 - $55,160).

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

Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with the filing of its Annual Report on Form 40-F for the year ended December 31, 2003.

SWG Form 40-F 2004

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.
Registrant

By: /s/ Parkash K. Athwal
Name: Parkash K. Athwal
Title: Vice President, Finance and CFO

Date: March 28, 2005

SWG Form 40-F 2004

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

99.1	Annual Information Form of the Company for the fiscal year ended December 31, 2004

99.2	Management’s Discussion and Analysis of the Company for the year ended December 31, 2004

99.3	Report of Independent Registered Chartered Accountants dated February 25, 2005

99.4	Audited Consolidated Financial Statements of the Company for the years ended December 31, 2004 and 2003 (Note 16 to the Audited Consolidated Financial Statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

99.5	Consent of Deloitte & Touche LLP, independent registered chartered accountants

99.6	Consent of L.D.S. Winter

99.7	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

99.8	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

99.9	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.10	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SWG Form 40-F 2004