Form 40-F
period 2005-12-31
SOUTHWESTERN RESOURCES CORP
filed 2006-03-30
CIK 1095075

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

___

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

_X_

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended  12/31/05

Commission File Number

0-30308

SOUTHWESTERN RESOURCES CORP.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada

(Province or Other Jurisdiction of Incorporation or Organization)

Suite 1650 - 701 West Georgia Street

Vancouver, British Columbia, Canada V7Y 1C6

(604) 669-2525

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Susan K. Shapiro, Esq.

Burns & Levinson LLP

125 Summer Street, Boston, MA 02110

(617) 345-3000

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

45,934,022 Common Shares without Par Value

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

YES   X    NO    __

SWG Form 40-F 2005	i

FORWARD-LOOKING STATEMENTS

The Renewal Annual Information Form (the “AIF”) included herein as Exhibit 99.1 contains certain forward-looking statements and information relating to the Company that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company.   When used in this document, the words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.  The AIF contains forward-looking statements relating to the business and affairs of the Company.   Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Important factors are identified in the AIF under the heading “Description of Business -- Risk Factors”. Other factors include, among others both referenced and not referenced in the AIF,  changes in general economic conditions and changes in business strategy.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected, and the Company does not intend to, and does not assume any obligation to, update these forward-looking statements.

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars.  On December 30, 2005, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.00 = U.S. $0.8579, and on December 31, 2004, the rate was Canadian $1.00 = U.S. $0.8310.

PRINCIPAL DOCUMENTS

The following documents of Southwestern Resources Corp. (the “Company”) have been filed as part of this Annual Report on Form 40-F:

1. Renewal Annual Information Form of the Company for the year ended December 31, 2005 included herein as Exhibit 99.1.

2. Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the year ended December 31, 2005 included herein as Exhibit 99.2.

3. Audited Financial Statements of the Company for the years ended December 31, 2005 and 2004, together with the auditor’s report thereon included herein as Exhibit 99.3 and 99.4.  (Note 14 to the Audited Financial Statements relates to differences between Canadian and United States Generally Accepted Accounting Principles.)

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2005, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

SWG Form 40-F 2005	2

Internal Control over Financial Reporting

During the fiscal year ended December 31, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Deloitte & Touche LLP (“D&T”) to the Company for each of the fiscal years ended December 31, 2005 and 2004 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Audit Fees (1)	$ 115,900	$ 107,060
Audit-Related Fees (2)	$ 13,500	$ 6,400
Tax Fees (3)	$ 17,450	$ 7,325
All Other Fees	$ --	$ --
Totals	$ 146,850	$ 120,785

NOTES:

(1)  “Audit Fees” represent fees for the audit of the Company’s annual financial statements, review of the Company’s interim financial statements and review in connection with the Company’s statutory and regulatory filings.

(2)  “Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit, principally for consultation concerning financial accounting and reporting standards.  The audit-related fees in 2005 pertain to assistance with compliance with Section 302 of the Sarbanes-Oxley Act.

(3)  “Tax Fees” represent fees for tax compliance, tax advice and tax planning.  The nature of the services comprising the fees disclosed under this category includes preparation of tax returns and tax advice in relation to employee stock option benefits.

The Audit Committee pre-approves the services to be provided by the external auditor as part of the audit engagement.  The Audit Committee also pre-approves the non-audit related services provided by the external auditor with a view to ensuring independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of The

SWG Form 40-F 2005	3

Toronto Stock Exchange with respect to approval of non-audit related services performed by the external auditor.  All of the fees paid to D&T in 2005 were pre-approved by the audit committee.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

With respect to contractual obligations, the Company has commitments relating to its leasehold obligations totaling $1,725,917 over five years (2006 to 2009 - $363,351 per year; 2010 - $272,513).

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

SOUTHWESTERN RESOURCES CORP.

Registrant

By:

/s/ Parkash K. Athwal

Name:

Parkash K. Athwal

Title: Vice President, Finance and CFO

Date:

March 28, 2006

SWG Form 40-F 2005	4

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

99.1

Annual Information Form of the Company for the fiscal year ended December 31, 2005

99.2

Management’s Discussion and Analysis of the Company for the year ended December 31, 2005

99.3

Report of Independent Registered Chartered Accountants dated March 6, 2006

99.4

Audited Consolidated Financial Statements of the Company for the years ended December 31, 2005 and 2004 (Note 14 to the Audited Consolidated Financial Statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

99.5

Consent of Deloitte & Touche LLP, independent registered chartered accountants

99.6

Consent of L.D.S. Winter

99.7

Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

99.8

Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

99.9

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

100.1

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SWG Form 40-F 2005	5

(EXHIBIT 99.1)

 Annual Information Form

Southwestern Resources Corp.

For the year ended December 31, 2005

Dated as of March 21, 2006

COVER PAGE

i

TABLE OF CONTENTS

COVER PAGE

I

TABLE OF CONTENTS

II

GLOSSARY OF TERMS

1

PRELIMINARY NOTES

3

FORWARD-LOOKING STATEMENTS

3

CORPORATE STRUCTURE

4

NAME, ADDRESS AND INCORPORATION

4

INTERCORPORATE RELATIONSHIPS

4

GENERAL DEVELOPMENT OF THE BUSINESS

5

THREE YEAR HISTORY

5

DESCRIPTION OF BUSINESS

6

GENERAL

6

MINERAL PROJECTS

7

RISK FACTORS

28

DIVIDENDS

34

DESCRIPTION OF CAPITAL STRUCTURE

34

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

34

MARKET FOR SECURITIES

34

TRADING PRICE AND VOLUME

34

DIRECTORS AND OFFICERS

35

NAME, OCCUPATION AND SECURITY HOLDING

35

CONFLICTS OF INTEREST

35

AUDIT COMMITTEE

36

STRUCTURE AND OPERATIONS

40

REPORTING AND ASSESSMENT

41

EFFECTIVE DATE

41

LEGAL PROCEEDINGS

42

LEGAL PROCEEDINGS

42

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

42

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

42

TRANSFER AGENTS AND REGISTRARS

42

TRANSFER AGENTS AND REGISTRARS

42

MATERIAL CONTRACTS

43

MATERIAL CONTRACTS

43

INTERESTS OF EXPERTS

43

NAMES OF EXPERTS

43

INTERESTS OF EXPERTS

43

ADDITIONAL INFORMATION

43

ADDITIONAL INFORMATION

43

ii

Glossary of Terms

Aeromagnetic/Airborne Magnetic - Measurement of the earth's magnetic field from an aircraft for the purpose of recording the magnetic characteristics of rocks.

Assay - An analysis to determine the presence, absence or quantity of one or more chemical components.

Base Metal - A metal, such as copper, lead, nickel, zinc or cobalt.

Belt - A specific elongate area defined by unique geologic characteristics.

Breccia - Rock fragmented into angular components.

Carbonate - A rock composed principally of calcium carbonate (CaCo3).

Claim/Concession (Mineral/Mining) – The area that confers mineral exploration/exploitation rights to the registered holder under the laws of the governing jurisdiction.

Copper – A ductile, malleable base metal with a myriad of uses in construction (piping, wire) and electronics due to its high electrical and thermal conductivity and good resistance to corrosion.

Diamond Drilling/Drill Hole - A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

Dip - The angle at which a stratum is inclined from the horizontal.

Dyke - A tabular body of igneous rock cross cutting the host strata at a high angle.

Epithermal - A hydrothermal deposit formed close to surface at low temperature and pressure.

Fault - A fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

Felsic - Igneous rock composed principally of feldspars and quartz.

Formation - A body of rock identified by lithological characteristics and stratigraphic position.

Gabbro – A fine to coarse, dark coloured crystalline igneous intrusive rock composed mainly of calcic plagioclase, clinopyroxene and sometimes olivine.

Geochemistry/Geochemical - Study of variation of chemical elements in rocks or soil.

Geology/Geological – Study of the Earth’s history and life, mainly as recorded in rocks.

Geophysics/Geophysical - Study of the earth by quantitative physical methods, either by surveys conducted on the ground, in the air (by fixed wing aircraft or helicopter) or in a borehole or drillhole.

Gold – A heavy, soft, ductile, malleable precious metal used in jewelry, dentistry, electronics and as an investment.

Grams per tonne (g/t) – A unit of measurement commonly used to quantify the concentration of precious metals.

Hectare - A square of 100 metres on each side.

Igneous – A classification of rocks formed from the solidification from a molten state.

Intrusive/Intrusions - Said of an igneous rock that invades older rocks.

Mafic - An igneous rock composed chiefly of dark iron and manganese silicate minerals.

Magnetic Survey - A geophysical survey conducted on the earth’s surface that measures variations in the earth's magnetic field caused by variations in rock type or geological structures.

Mapping – The art and science of recording geological observations on a map.

Metallurgical – The science and technology of extraction of metals from their ores and the refining of metals.

Metamorphism/Metamorphic - A process whereby the composition of rock is adjusted by heat and pressure/A class of rock affected by metamorphism.

Mineralization - The concentration of metals and their chemical compounds within a body of rock.

Ore - Rock containing mineral(s) or metals that can be economically extracted to produce a profit.

Orogen/Orogeny – A belt of deformed rocks through folding and faulting, in many places accompanied by metamorphic and intrusive rocks that form mountains/the process of mountain building.

Outcrop - An exposure of bedrock at the surface.

Porphyry - A rock consisting of larger crystals embedded in a more compact finer grained groundmass.

Prospecting – The art and science of  searching for mineral deposits.

Proterozoic - The youngest part of the Precambrian from 2450 - 570 million years ago.

Pyroxene – A calcium/sodium ferromagnesium silicate.  One of the major rock forming minerals.

Quartz - A mineral composed of silicon dioxide.

Sediment - Solid material that has settled down from a state of suspension in a liquid.  More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Sedimentary - Pertaining to or containing sediment or formed by its deposition.

Shear - A planar zone of deformed rock caused by the movement of the rock.

Sill - A tabular body of igneous rock conforming to the last strata.

Soil Sampling - Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Strike - Direction or trend of a geologic structure.

Structure/Structural - Pertaining to geological structure, ie folds, faults, etc.

Sulphide/Sulphidation - A group of minerals in which one or more metals are found in combination with sulfur/rock that has been sulphidized.

Ultramafic – A dark coloured igneous rock containing less than 45% silica and characterized by mafic minerals, such as olivine, amphibole and pyroxene.

Vein  - A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz /a small vein or cluster of veins.

Volcanic - Descriptive of rocks originating from volcanic activity.

Zinc – A lustrous, bluish-white base metal used primarily as an alloy of brass and bronze and galvanized steel in the automotive industry to protect from corrosion.

Preliminary Notes

The Annual Information Form (“AIF”) is prepared in the form prescribed by National Instrument 51-102F2 of the Canadian Securities Administrators and is hereby filed with the British Columbia, Alberta, Manitoba and Ontario Securities Commissions and The Toronto Stock Exchange.

All information in this AIF is as of March 21, 2006, unless otherwise indicated.

All information stated to be incorporated by reference in the Annual Information Form is filed on SEDAR website (www.sedar.com).

Forward-Looking Statements

This AIF and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and other metals, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Southwestern to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in this Prospectus.  Although Southwestern has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

CORPORATE STRUCTURE

Name, Address and Incorporation

Southwestern Resources Corp. (“Southwestern” or the “Company”) was incorporated as "Southwestern Gold Corporation" under the Company Act (British Columbia) on June 18, 1990, by the registration of its Memorandum and Articles.  The Company's name was changed in 2001 to its present name to more accurately reflect the nature of the Company's business.

The Company filed a transition application pursuant to the new Business Corporations Act (British Columbia) on April 23, 2004, whereupon its Memorandum and Articles became referred to as its Notice of Articles and Articles.  On June 3, 2004, the Company amended its Notice of Articles to increase its authorized share capital to an unlimited number of common shares without par value and to remove certain pre-existing provisions of the Notice of Articles, the effect of which was to permit special resolutions of the Company to be passed by a two-thirds (instead of the previous three-quarters) majority of shareholders present in person or by proxy at a meeting.  On the same date, the Company adopted new Articles which incorporated some of the more flexible provisions of the Business Corporations Act, including permitting directors to approve certain changes to the Notice of Articles, Articles and share structure and a change of the Company's name without requirement for shareholder approval.  The amended articles also provide that shareholders’ meetings may be held by electronic means and in jurisdictions outside British Columbia if authorized by directors’ resolution.  The quorum for shareholders’ meetings is one shareholder present in person or represented by proxy.

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

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

During the past three years the Company has conducted its exploration activities principally in China and Peru.

In August 2003 pursuant to an underwriting agreement with Raymond James and Octagon, the Company issued 1,532,375 Common Shares at a price of $10 per share for gross proceeds of $15,323,750.  Proceeds from the financing were allocated to exploration of the Boka Gold Project in China and for general working capital.

In November 2003 the Company executed a joint venture agreement with Newmont Peru Limited Sucursal del Peru (“Newmont”) pursuant to which Newmont could earn a 50% interest in the Company’s 100% owned Liam Core Zone by spending US$5 million over three years.  See “The Liam Gold-Silver Project” in this AIF.  In addition, Newmont and the Company executed the Liam Regional Joint Venture Agreement under which both parties contributed exploration concessions and were each funding 50% of the initial US$5 million of exploration expenditures over a five year period.

Concurrently with the execution of the Newmont agreements, the Company also closed a non-brokered private placement with Newmont for the purchase of 450,000 common shares of the Company at $15 per share for proceeds of $6,750,000.

During 2004, the Company acquired 1.4 million shares of Maxy Gold Corp. pursuant to the exercise of 1.4 million warrants at a price of $0.40 per share at a total cost of $560,000 and 137,000 shares of Aurora Platinum Corp. (“Aurora”) pursuant to the exercise of 137,000 warrants at a price of $2.50 per share at a total cost of $342,500.  The Company also acquired 1.5 million shares of Superior Diamonds Inc. (“Superior”) at a price of $0.40 per share at a total cost of $600,000.

In March 2004, the Company issued 1,150,000 common shares at a price of $35.50 per share and received gross proceeds of $40,825,000 pursuant to an underwriting agreement with Raymond James Ltd., Octagon Capital Corporation, Haywood Securities Inc. and National Bank Financial Inc.

In June 2004, the Company received shareholder and regulatory approval for a two-for-one stock split.  All share issuances described above are on a pre-split basis.  The shares commenced trading on a split basis on June 15, 2004.

In December 2004 the Company, through a wholly-owned subsidiary, entered into an agreement with Anglo American Exploration Peru S.A. ("AAEP") under which AAEP can earn a 55% interest in the Antay Project by incurring exploration expenditures of US$5,000,000 over five years and purchasing US$5,000,000 worth of the Company’s shares (57,848 shares have been issued to date).  AAEP can earn an additional 15% interest by completing a bankable feasibility study within the five year period following its earn-in of the 55% interest.

The Company formerly held a 15.1% interest in Aurora, previously a TSX Venture listed company exploring for nickel-copper-platinum-palladium as well as other metals in Canada (Ontario and Québec).  On July 1, 2005, all of the shares of Aurora were acquired by FNX Mining Company Inc. ("FNX"), a TSX listed company, in exchange for shares of FNX.  As a result of this transaction, Southwestern was issued shares of FNX and now holds 419,507 FNX shares.

During 2005 the Company announced its intention to acquire up to 2,000,000 common shares of the Company during the period between May 27, 2005 and May 26, 2006 pursuant to a normal course issuer bid.  To the date of this AIF, the Company had acquired 80,000 of its shares pursuant to the Normal Course Issuer Bid.

In October 2005, the Company received gross proceeds of $26,460,000 by issuing 2,450,000 common shares to a syndicate of underwriters at a price of $10.80 per share.

Also in October 2005, the option agreement with Newmont, covering the Liam Core Area was terminated and the area covered by that agreement was amalgamated into an amended Liam Regional Venture Agreement governing what is now referred to as the Liam Gold-Silver Project. Under the terms of the amended Liam Regional Venture Agreement, both Newmont and Southwestern each have a 50% working interest and will each contribute 50% of the exploration funding. Newmont can earn a 70% interest in those portions of the Project that it advances to a bankable feasibility study by funding 100% of the costs to place those deposits into commercial production. In a separate transaction in October 2005, Newmont purchased 400,000 common shares of Southwestern at $13 per share, at a premium of $3.33 per share, for proceeds of $5,200,000.

In December 2005 the Company also received final payment of US$3.5 million from Buenaventura S.A., relating to the sale of the Company’s interest in the Poracota Property in Peru.

DESCRIPTION OF BUSINESS

General

Southwestern is a development stage mineral exploration company engaged in the identification, evaluation, acquisition and exploration of mineral properties with the potential to host gold, silver and base metals.  The Company’s principal mineral property interests are in Peru and China.  The Company’s common shares were listed on the TSX on May 31, 1994 and trade under the symbol "SWG".

The Company’s principal property in China is the Boka Gold Project (the "Boka Gold Project") in Yunnan Province, in which it has earned interests under an agreement entered into in November 2002.  The Boka Gold Project covers an area of approximately 153 square kilometres of exploration concessions and mining leases located about 150 kilometres north of the capital city of Kunming in north central Yunnan Province and adjoins, along the southwest edge, the Dongchuan Copper Camp that has been mined continuously since the 1950’s.

The Company’s principal property in Peru is the Liam Gold-Silver Project situated in the Department of Cuzco in the southern portion of the Peru Tertiary Volcanic Belt and located 170 kilometres northwest of Arequipa.  The Project is a 50/50 Joint Venture with Newmont Peru Limited and is comprised of 367,000 hectares of exploration concessions

The Boka Gold Project and the Liam Gold-Silver Project are the Company’s material properties for the purpose of Form 44-101F3 under National Instrument 44-101.

The Company’s Antay Project (porphyry copper) covers 53,000 hectares in southern Peru and is the subject of a joint venture agreement with AAEP described herein.

The Company owns 100% of the oxide-zinc–silver-lead properties known as the Accha-Yanque Project, comprised of the Accha and Yanque properties and a number of other properties within a 30 kilometre long belt, covering 16,500 hectares in southern Peru.

The Company, through a wholly-owned subsidiary, is party to a 50/50 joint venture agreement with a subsidiary of Newmont Mining Corporation to explore an area of interest of approximately

76,000 square kilometres in Yunnan and Sichuan Provinces, China.  Southwestern has also entered into other joint venture agreements with third parties and holds directly other properties in the Tintaya-Bambas copper-gold skarn/porphyry belt of southern Peru.

The Company holds 18.6% of Superior Diamonds Inc., which is listed on the TSX Venture Exchange and is a diamond exploration company with properties in Ontario and Quebec.  In addition, the Company holds equity interests in a number of other mineral exploration companies, all of which are listed on the TSX Venture or the TSX.

All of the Company's properties are at the exploration stage, without any commercially viable mineral deposits or reserves.

Mineral Projects

The Boka Gold Project

Information on the Boka Gold Project, Yunnan Province, China set out herein has been obtained from the National Instrument 43-101F1 compliant technical report entitled “Technical Report, Southwestern Resources Corp., Boka Gold Project, Yunnan Province, China” by L.D.S. Winter, P.Geo., dated September 20, 2005 and from internal Company reports.

PROJECT DESCRIPTION AND LOCATION

The Boka Gold Project covers an area of approximately 157 square kilometres of exploration concessions and mining leases located about 265 kilometres by road north of the capital city of Kunming in north central Yunnan Province, South China, at 26o-29'N latitude; 103o-02'E longitude (approximately 2,000 kilometres southwest of Beijing).

The Project comprises three Mining Permits (the "Mining Permits"), two of which are contiguous and the third is nearby, and three contiguous Exploration Permits (the "Exploration Permits”) covering an area within Dongchuan District (collectively, the Mining Permits and the Exploration Permits are referred to as the “Boka Property”).  The Mining Permits were issued on March 5, 2003, two of the Exploration Permits were issued on April 10, 2003 and one Exploration Permit was issued on June 17, 2003.  The three Mining Permits cover a total area of 4.9 square kilometres and the Exploration Permits cover an area of 152.68 square kilometres within an area of co-operation of 560 square kilometres.

A Letter Agreement was signed in 2002 between Team 209 and CSG.  The Letter Agreement was subsequently formalized into the JV Contract.

Under the JV Contract, CSG will provide funds and cooperate with Team 209 in carrying out mineral resource exploration within a certain geographical area.  In China, the right of mineral exploration and mining is conferred through the issuance of permits.  Team 209 has acquired certain mining exploration permits for the purpose of carrying out mineral exploration within the area of cooperation.

Under the JV Contract, Team 209 and CSG have established the JV Company, a Sino-Foreign Cooperative Enterprise, Yunnan Gold Mountain Mining Co. Ltd.  During the first phase, Team 209 transferred the Mining Permits and Exploration Permits to the JV Company to receive a 30% equity interest in the registered capital of the JV Company.  Canadian Southwest Gold contributed US$3,010,000 to receive a 70% equity interest in the JV Company.

During the second phase Canadian Southwest Gold contributed an additional US$1,000,000 to the registered capital of the JV Company and paid Team 209 compensation totalling US$1,700,000 to earn its 90% interest.  During the third phase (which has commenced, as announced in a press release dated December 10, 2004), any increase in the registered capital of the JV Company will be contributed 100% by Canadian Southwest Gold and Team 209 will not be required to make any contribution to the registered capital to retain its 10% of the registered capital and its 10% participation ratio of the JV Company.  Canadian Southwest Gold will continue to have 90% of the registered capital and a 90% participation ratio regardless of increases in the registered capital of the JV Company.

Team 209 has dismantled the crusher and the vat leach facilities at Boka and the final clean up will be inspected by the Ministry of Lands and Resources Environmental Division.  Tunnel entrances have been sealed either by cementing the portals closed or installing metal doors.

The main zones of gold mineralization outcrop along the western edge of a north-south-trending plateau between approximately 1,600 metres to 1,850 metres elevation.  The Chang Jiang (Yangze) River, which flows north at an elevation of about 900 metres, lies to the west of and at the base of the plateau.  Gold mineralization is hosted within carbonaceous shales/slates, ductile-brittle deformation zones as well as associated structures.  The mineralization extends discontinuously for at least eight kilometres in a north-south direction and dips to the east in the order of 20o  to 40o.  Within this sector, three main areas of mineralization have been identified:  Boka 11 to the north, Boka 1 North and South in the centre and Boka 7 in the south.

A Preliminary Assessment Report delivered to the Company by Hatch Limited concluded that the Boka Project contained an indicated mineral resource of 10.45 million tonnes grading 2.88 grams per tonne gold and an inferred resource of 45.78 million tonnes grading 2.75 grams gold per tonne.

The Mining and Exploration Permits have been transferred to the JV Company.  In 2003 the JV Company expanded its scope of business and a new business license was issued to permit the JV Company to explore, develop and mine for gold.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the Boka Property is by road.  The Property is approximately 280 kilometres north of Kunming, the provincial capital.  From Kunming to Dongchuan takes about 2.5 hours on a paved highway.

From Dongchuan to the Property, the road initially follows the Xiaojiang River, then after about 20 kilometres, a series of switchbacks takes the road onto the plateau above the Xiaojiang River and an additional 10 kilometres leads to the Boka Property camp on the western side of the plateau.

The Project is approximately 40 kilometres north of Dongchuan (approximately 2.5 hours) with transport between the two areas being by vehicle.

The Boka area has a climate that varies from subtropical at the lower elevations to warm temperate at the higher elevations.  Usually the winter months are cool and dry with precipitation amounting to 600 millimetres to 1,000 millimetres per year falling from April through October.

Southwestern has acquired a brick compound from Team 209 where all personnel are accommodated.  Offices, eating facilities, etc. are available in the compound which is monitored by a security service.  The compound and area have full electrical service, the Boka area is within the Chinese mobile phone network and Internet access is available in the compound.

The city of Dongchuan should be able to provide most of the services required by the Project.  The Dongchuan copper deposit is close by and the city has provided service for the copper mining activities for many years.

The Project is at an early stage of exploration and as the work program progresses, the matters of access to surface rights, sufficient supplies of power and water as well as waste and tailings disposal areas and plant sites will need to be addressed.

The Boka Gold area is located in the Yunnan - Guizhou Plateau within the Chang Jiang (Yangtze) drainage area.  The major rivers are deeply incised and they appear, for the most part, to follow the major structural zones.

The area is bounded to the east by the Xiaojiang River and to the west by the Jin Sha Jiang River, the main upper tributary of the Chang Jiang (Yangze).  These rivers occupy large, north-south trending valleys (faults) and are at an elevation of approximately 900 metres with the intervening central north-south-trending plateau in the Boka Property area being at about 1,900 metres.  The east and west sides of the plateau are quite precipitous and steep east-west valleys add an additional degree of ruggedness to the area.  The top of the plateau is relatively flat with relief being in the order of a few tens of metres.  The top of the plateau and the upper parts of the slopes on the plateau edges are mainly under cultivation for grains, fruits and vegetables.  All gentler slopes are terraced.

HISTORY

The Boka Gold Zone was discovered by Team 807 of the Yunnan Ministry of Geology and Mineral Resources by stream sediment sampling and soil geochemistry in 1999.  Team 209 acquired the Project from Team 807 and in 2000, Team 209 set up a small mining operation.  Team 209 produced about 150 kilograms of gold per year from a vat leaching operation situated adjacent to what is now the Southwestern compound.  It is estimated that the average head grade of the ore that was processed was 5 to 10 grams per tonne gold.  In early 2004 Southwestern bought out the Team 209 operation.

The Company did not acquire the Project from an informed person or promoter for the Company or an associated or affiliated person.

GEOLOGICAL SETTING

The project area lies in the western part of the Yangze Platform which contains Middle to Late Proterozoic eugeosynclinal sediments that were consolidated during the Jinningian Orogenic Movements at 850 million years.  The platform received sediments throughout most of the Paleozoic with interruptions being due to Caledonian and Hercynian Tectonism and by the Indosinian Orogeny in Mid to Late Triassic time.  From Devonian through Permian time, an extensive north-south zone of rifting (Panxi Rift) with associated flood basalts developed through the Yunnan - Sichuan Province area.

This sequence of geologic events produced the geological setting for the Boka gold deposits.  The oldest units are the Middle to Late Proterozoic formations which in general trend north-south and exhibit gentle open folds.  Unconformably overlying the Proterozoic units are Paleozoic sediments - Cambrian to Permian in age, followed by later Mesozoic sediments.  The Permian Ermeishan flood basalts are extensively developed east of the area and the Xiaojiang Fault (River).  The Xiaojiang Fault is one of the major structures of the Devonian - Permian rift zone, extends for 100's of kilometres and is still seismically active.  The north-south section of the Jin Sha Jiang River immediately to the west of the Boka site is also considered to follow a branch of the rift zone.

The Boka Gold Project area is underlain by a sequence of essentially unmetamorphosed to lower greenschist facies Middle to Late Proterozoic eugeosynclinal sediments exposed in a window of "basement" rocks surrounded by Paleozoic sediments and Permian age Ermeishan basalts mainly to the south and east.  The sequence from bottom to top commences with various sandstones followed by a chloritic slate, calcareous siltstones, carbonaceous slates, calcareous sandstones and dolomite at the top.  These units are considered to be part of the Kunyang Group.

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

EXPLORATION

The JV Company is evaluating the project under the overall direction of John Paterson, president and CEO of Southwestern and a Qualified Person under the Member, Aus IMM designation.  The on-site Project Manager is John Zhang.

The work completed and currently in progress consists of:

-

detailed topographic surveying of the Boka 1 area, surveying of the Boka 7 and Boka 11 areas and surveying of all drill hole locations;

-

identification and surveying of all the tunnels excavated by artisanal miners;

-

sampling of tunnels in all areas;

-

driving of six exploration tunnels.  This work was under contract to Team 209;

-

Transient Electromagnetic (TEM) survey over the Boka 1 Zone.  This survey traced the conductive horizon in the hangingwall of the Boka 1 Zone down-dip for over 1,500 metres;

-

Induced Polarization geophysical surveying;

-

regional geological mapping and soil sampling;

-

diamond drilling.  Currently five drills are operating on the property under contracts totaling 20,000 metres.  Approximately 62,000 metres has been drilled in the 156 holes that have been completed (or abandoned) and five holes are now in progress;

-

a Scoping Assessment Report has been prepared by Hatch Engineering.  The project has now moved into the pre-feasibility stage.

It is considered that the Boka gold mineralization was produced by a very large mineralizing system.  Gold mineralization has been identified over a considerable area from Boka 8 and 11 in the north through Boka 1 North and South to south of Boka 7, a total north-south distance of approximately eight kilometres.  The main north-south-trending east-dipping Mineralized Horizon, contained within a package of Middle Proterozoic age, eugeosynclinal sediments, consists of a stratigraphic interval of carbonaceous shales/slates with minor siltstone, mudstone and carbonate interbeds which shows evidence of multiple episodes of ductile-brittle deformation.  The

Mineralized Horizon hosts the main areas of known gold mineralization, Boka 1 North and South and Boka 7.  A lower horizon has been identified at Boka 7 and is currently being evaluated.

The majority of the work has been carried out by the JV Company with tunnelling being done by Team 209 personnel and drilling by Sinotek, and Huafeng Drilling Company under contract.

It is considered that the work on the Property is being done in a professional and competent manner and that the results to date are a fair and reasonable representation of the actual situation.

MINERALIZATION

The thrust deformation has generally been localized within the carbonaceous shales/slates of the Middle Proterozoic eugeosynclinal sediment sequence.  At Boka 1 (North and South), Boka 7 plus Boka 11, deformation occurs within an approximately 200 metres thick sequence of carbonaceous shales/slates overlain by massive dark grey dolomites and underlain by light grey sandstones.  This 200 metres+ thick zone is also the locus for the gold mineralization which appears to be concentrated within more limited "stratigraphic" intervals.  In the following sections, the 200 metres "stratigraphic" interval to which the deformation and gold mineralization is generally confined will be referred to as the “Mineralized Horizon”.  The narrower intervals that host significant amounts of quartz-carbonate veining and gold mineralization will be referred to as “Enriched Zones”.  The work to date indicates that the Mineralized Horizon is comprised of higher grade Enriched Zones separated stratigraphically by lower grade intervals.  These lower grade intervals, at least in some cases, may be made up of narrow, more competent sandstones or carbonates that have suffered only minor deformation.  These less deformed/more competent intervals appear to carry gold values that vary from nil through a few hundred parts per billion to one or two grams per tonne gold.

As of mid-January 2005, five drills are operating on the Property evaluating the potential of the Mineralized Horizon.

At Boka 1 North within the Mineralized Horizon, the interval of economic interest as indicated by 75 completed holes varies from 11.8 metres to 116.4 metres thick and has been traced down-dip for 500 metres and along strike (N20oW) for 700 metres.  Gold values for the mineralized intervals range from 1.2 grams per tonne gold to 10.2 grams per tonne gold.

Fifty drill holes have been completed at Boka 1 South and have intersected mineralization over a N20oW strike length of 700 metres, for 750 metres down dip and across widths from 23.0 metres to 94.6 metres.  Assay results show the mineralization to vary in grade from 1.3 grams per tonne gold to 9.3 grams per tonne gold.

In the Boka 7 area, 11 holes have been completed.  The holes occur over a strike length of about 1,000 metres (N20oW), a down-dip extent of about 300 metres and show the width of the Mineralized Horizon to vary from 41.7 metres to 107.3 metres with grades in the 2.4 grams per tonne gold to 3.1 grams per tonne gold range.

All widths of mineralization are core lengths, however, since the holes are being drilled approximately perpendicular to the zone, the core lengths are approximately true widths.

The holes completed to date extend from hole B03-09b in the north to B03-10 in the south, a distance of 3.89 kilometres.  Holes at Boka 1 North occur over a 700 metre strike length, at Boka 1 South over a 700 metre strike length and at Boka 7 over a 1,000 metre strike length for a total of about 2,400 metres or approximately two-thirds of the drilled strike length.  Holes for which results are pending are being drilled at Boka 1 North and South.

The soil geochemical survey indicates anomalous gold, silver, arsenic, copper and nickel values from the Boka 11 area in the north to the southern property boundary about 775 metres south of drill hole B03-10.

DRILLING

The current drilling program is being carried out by Sinotek and Huafeng Drilling Company with a total of five drill rigs on the Property.  As at January 31, 2006, 156 holes were completed (six abandoned) for a total of 26,578 metres with five holes in progress.

The main unit being drilled is a fissile shale/slate, which in places has been subjected to folding and ductile/brittle deformation and has been invaded by intrusives and quartz-carbonate-sulphide veinlets.  This combination of features may lead to difficult drilling conditions that consist of "blocky ground"; the grinding of core, caving of the hole, and loss of core as examples.

As is normal at the start of most drilling programs, core recovery problems were encountered, however, with more experience the core recovery estimated by the JV Company geologists for the current drill holes is considered to be in the order of 90%.

The core is placed in plastic trays at the drill site with plastic markers at the appropriate metrage.  It is then transported by truck to the JV Company core storage facility, which is a concrete building that can be securely closed off.  The core is logged by JV Company geologists into a computer logging system, sample intervals are marked and recorded and then the core is set aside for sampling.  The core is split with one half being retained and one half is sent for analysis in security sealed sample bags to the assay laboratory of SGS in Tianjin, China.  From time to time, samples for check assay are sent to ALS Chemex Laboratories in Vancouver, Canada.

Seventy-five holes have been drilled in the Boka 1 North sector evaluating the Mineralized Horizon over a strike length (north-northwest) of approximately 700 metres and for 500 metres down-dip to the east.  Holes B02-01, B03-04, B03-07, B04-49, B04-46 and B04-70 were drilled along one section and illustrate the continuity of the Mineralized Horizon from surface, in tunnels PD-3 and PD-6 down-dip to the east at about 35° for 500 metres.

The mineralized intersections in the 75 holes in the Boka 1 North Zone for which results are available show mineralized core intervals varying from 11.8 metres to 116.4 metres.  Apart from these two values the remaining core intervals fall in the interval 33.65 metres to 88.6 metres.  The grades of the mineralized intervals fall in the range from 1.2 grams per tonne gold to 10.2 grams per tonne gold.

In the Boka 1 South area, 50 holes have been drilled with two holes abandoned.  The results are available from all holes and the drilling indicates that the Mineralized Horizon in this area trends N20oW and dips at low to moderately steep angles to the east.  The drilling has been over a strike length of approximately 700 metres (N20oW) and a down-dip extent of about 750 metres.  The majority of the drilling has been concentrated in an area measuring about 300 metres, N20oW, by 550 metres, N80oE.  In this smaller area, holes have been drilled on lines trending N80oE and spaced at 50 metres with holes at 50 metre intervals along these lines.

For the 50 holes completed at Boka 1 South, the gold mineralized zone has been intersected across core lengths from 23.0 metres to 94.6 metres.  In some holes, more than one mineralized zone was intersected.  Grades in these 33 holes vary from 1.3 grams per tonne gold to 9.3 grams per tonne gold across the mineralized zone.

Eleven drill holes have been completed at Boka 7 with all the results having been received.  The 11 holes occur over a strike length (N20oW) of approximately 1,000 metres and over a dip extent of about 300 metres.

The results received to date at Boka 7 indicate mineralization over widths from 31.0 metres to 107.3 metres and with grades across the mineralized intervals from 2.4 grams per tonne gold to 3.2 grams per tonne gold.  Hole B03-14 returned two intervals of interest separated by a 55.7 metre zone of anomalous to sub-economic mineralization.  The upper interval from 166.8 metres to 197.8 metres (31.0 metres) averaged 3.2 grams per tonne gold while the lower interval of 31.9 metres starting at 253.5 metres assayed 2.9 grams per tonne gold.  Three zones starting at depths of 117.0 metres, 222.8 metres and 287.1 metres were intersected in hole B04-36.

In summary, 156 holes have been completed over a N20oW distance of four kilometres.  Within this distance, three mineralized zones have been identified by drilling, Boka 1 North, Boka 1 South and Boka 7, with strike lengths (N20oW) of 700 metres, 700 metres and 1,000 metres respectively.  At Boka 1 North, holes have been drilled on lines trending N80oE and spaced at 50 metres by 50 metres for the most part.  The Boka 1 South drilling has been on a grid with lines spaced at 50 metres and with hole spacings of 50 metres.  At Boka 7, holes are more widely spaced with 11 holes drilled over an area measuring 1,000 metres north-south by 300 metres east-west.

It is considered that the drilling at Boka 1 North is showing good continuity to the mineralization over the 700 metre strike length and for 500 metres down-dip on the section drilled.  The close spaced drilling at Boka 1 South shows continuity to the mineralization in the area tested.  Holes B03-12 and B03-21 returned only low gold values, however, further drilling will be required to determine the structure/stratigraphic complexities in this area, which may be the cause of the low gold values.  At Boka 7, although the holes are widely spaced, they show the presence of the Mineralized Horizon over an area of 1,000 metres by 300 metres with additional drilling required to determine the detailed nature of the mineralization in this area.

SAMPLING AND ANALYSIS

The initial work at the Boka Gold Project began in mid-October 2002 and since that time the sampling approaches and procedures have evolved as new information became available.

As a means of quickly evaluating the Mineralized Horizon and contained gold-bearing zones, the JV Company began a program of surveying and then sampling of the tunnels that had been driven by the artisanal miners.  During the due diligence work vertical chip samples were taken, however, when the tunnel sampling program was started in October 2002, horizontal chip samples were taken along one wall of a tunnel for a predetermined sample interval that was usually in the 2 metres to 5 metres range.  Prior to sampling, loose dirt was scraped from the wall as best as possible and then the horizontal sample was taken by chipping rock fragments from the tunnel wall into a cloth sample bag.  The bag was then ticketed, closed, combined with other samples in a larger bag and sent to the Langfang Institute of Geochemical and Geophysical Exploration (1S0 9001 Certification), Langfang, Hebei Province, approximately 60 kilometres from Beijing.

It was recognized that the horizontal channel sampling procedure was prone to misrepresenting the value of the mineralization after the preliminary work showed that in general the gold-bearing mineralization trended north-south and dipped, on average, about 30o to the east with variations from horizontal to 60o.  In these circumstances, a horizontal sample in a 30o dipping mineralized zone cuts the zone at a low angle and may give a sample value that overstates the "true" value.  In contrast, a 30o dipping zone close to the floor or back of the tunnel, may not be sampled by a waist high horizontal channel sample, thus giving an understated assay value.  To correct this situation, a panel sampling procedure was proposed whereby the tunnel wall would be sampled as a panel.  The tunnels are on average 2 metres high, thus, for a 3 metres long (horizontal) panel, for example, the panel would be sampled by four lines of chips - top left to bottom right and top right to bottom left and top to bottom and left to right at mid-wall.  The chips from these crosses would provide the sample.

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

Economic grade gold values in the Mineralized Horizon vary in thickness from approximately 40 metres to over 100 metres and within this interval there are many combinations of carbonaceous black slate, siltstone, shear/fault zones, mineralized zones, veined zones, etc.  Drill core is generally sampled in two metre intervals with the core being split longitudinally into two halves, one of which is retained in the core box while the other half is sent for assay.  The results for each drill hole are reported as a combined weighted average for each drill hole.

Southwestern has been re-sampling drill core under the supervision of the Project Manager.  Samples showing a range of values and from different holes have been selected.

The Boka Gold Project is using 16 Standard Samples obtained from Gannet Holdings Pty. Ltd. which cover the range of gold values from below the detection level of 5 parts per billion gold to 35.600 grams per tonne gold.  These Standards are submitted along with the normal core, rock and soil samples, as a means of determining the accuracy of the gold values reported by the analytical laboratories.  In addition, the Company, on a random basis, takes second or duplicate samples which are submitted for analysis for gold.  To date, a total of 123 Standard Samples, four duplicate rock samples, 65 duplicate core samples and 23 duplicate soil samples have been analyzed for a total of 92 duplicates. (One hundred and seven additional Standard Samples and 107 additional duplicate samples have been submitted for analysis, however, the results are still outstanding.)

Accuracy is an indication as to how closely the determined value of a sample is to the "true" value of the sample.  Precision is an estimate of the reproducibility of an analytical determination.

A total of 123 analyses were carried out on Standard Samples to determine the accuracy of the chemical analyses.  Each analytical batch contained an equal number of standard and duplicate samples (for a total of 92).  The additional 31 Standard Samples were from a separate set of analyzed Standard Samples.

With respect to the Boka Standard Samples, the data for the Standard Sample analytical values and the Standard Sample "True" Values indicates that the level of accuracy is acceptable at the 20% precision level.  It is appropriate to note that even for Standards, that are generally considered to be quite homogeneous, the accuracy is at the 20% precision level.  When the precision was calculated for the individual pairs of samples, the average for all the Standards was also 20%.

Sixty-five Duplicate and 65 Standard Samples were analyzed in 16 batches of drill core from the Boka Gold Project.  The results for both the Standard Samples and the Original - Duplicate Sample Pairs indicated that the precision for the Standards varied from 103.21% to 4.13% and the precision for the Duplicates varied from 139.45% to 22.80%.  The high values of precision for the most part are associated with Standards and Duplicates where the gold values are very low and close to the detection limits.  When the two highest values for the precision of Standards are rejected, the remaining 14 batches give a very acceptable 14.7% value of precision.  For the Original - Duplicate Sample Pairs when the 3 highest values are rejected, the level of precision is 47.0%.  A graphical representation of the complete data set suggests a precision level of 50%, very close to that as calculated for the 13 batches.

Twenty-three soil sample Original - Duplicate Pairs indicate a precision of about 50% and the four Original - Duplicate Pairs of rock samples show a precision level of about 20%.

The work to date suggests that for low gold concentrations the level of precision cannot be expected to be much better than 50%.  This is considered to be due to the greater chemical variance as the detection limit is approached.  Also the 50% precision level is considered to be a function of the heterogeneity of natural materials such as sulphide or quartz-hosted gold.

In summary, it is considered that the analytical results from the Boka Gold Project core, rock and soil samples fall within normal and acceptable levels of accuracy and precision and can be considered to be representative of the naturally occurring mineralization.

It is considered that adequate quality control procedures are in place for this stage of the Projects.  As the Project advances further quality control procedures will be required depending on the program.

SECURITY OF SAMPLES

Drill core samples consist mainly of two types of material, solid drill core and broken drill core which consists of broken pieces of core varying from sand size to 20 millimetres +/-.  The core is sampled by splitting the material longitudinally into the required sample and half of the core is retained on site for review, resampling, etc. as required.  The drill core samples are each placed in a sample bag, which is then sealed, and these are grouped into larger bags and then shipped directly in security sealed bags to the assay laboratory of SGS, located in the city of Tianjin, China.

The core is currently stored in plastic trays in a secure concrete building.

Check assays are carried out at ALS Chemex Laboratories in Vancouver, Canada.

ALS Chemex is an ISO 9001: 2000 registered laboratory that is actively pursuing accreditation for ISO 17025 under CAN-P-1579 "Guidelines for Accreditation of Mineral Analysis Testing Laboratories".  IPL Laboratories is an ISO 9002 registered laboratory.

The soil geochemical and exploration samples are assayed at the Northwest Non Ferrous Metals Research Institute (ISO 9002), located in Xian Shanxi Province, China.

The JV Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are being routinely analyzed for precision at ALS Chemex, Vancouver, British Columbia.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

In the Preliminary Assessment Report, prepared by Hatch Limited, mineral resources were calculated based on a limited number (67) of drill holes.  The Company views these resource calculations mentioned earlier in this report as being preliminary in nature and is conducting further exploration to develop a larger base for the calculation of resources for the Project.

MINING OPERATIONS

The Project is at an early stage of exploration and, while there remain small adits and stopes developed by artisanal miners, there are no mining or processing facilities on the Property being operated by the JV Company.

EXPLORATION AND DEVELOPMENT

It is considered that the Boka gold mineralization was produced by a very large mineralizing system.  Gold mineralization has been identified over a considerable area from Boka 8 and 11 in the north through Boka 1 North and South to south of Boka 7, a total north-south distance of approximately eight kilometres.  The main north-south-trending east-dipping Mineralized Horizon, contained within a package of Middle Proterozoic age, eugeosynclinal sediments, consists of a stratigraphic interval of carbonaceous shales/slates with minor siltstone, mudstone and carbonate interbeds which shows evidence of multiple episodes of ductile-brittle deformation.  The Mineralized Horizon hosts the main areas of known gold mineralization with Boka 1 North, Boka 1 South and Boka 7, currently being drilled.

The JV Company has embarked on additional engineering studies and has purchased the Team 209 Interest in the Boka Gold Project.  The JV Company is in its Phase 3 exploration program, the budget for which is $3,806,500 and central to which is the completion of the 40,000 metres of diamond drilling.  Upon completion of the Phase 3 program the JV Company plans to proceed with additional drilling to define areas of mineralization indicated by previous work and to enable resource estimates to be made for the Boka 1 North, Boka 1 South ad Boka 7 Zones.  To take into account these expenditures, an additional budget has been proposed by the JV Company.

The Liam Gold-Silver Project

Information on the Liam Gold-Silver Project, Department of Cusco, Peru set out herein has been obtained from the National Instrument 43-101F1 compliant technical report entitled “Technical Report, Southwestern Resources Corp., Liam Gold-Silver Project, Department of Cusco, Peru” by L.D.S. Winter, P.Geo., dated September 17, 2005.

The Company's principal property in Peru is the Liam Gold-Silver Project (the “Liam Gold-Silver Project” and the “Project” are used interchangeably) located 190 kilometres northwest of the city of Arequipa.  In late 2003 the Company signed an option agreement with Newmont Peru Limited Sucursal del Peru (“Newmont Peru”) regarding the core zone of the Liam Gold-Silver Project (the “Liam Core Zone” and the “Liam Core Project”).  Newmont Peru Limited (“Newmont Delaware”) and the Company also entered into a joint venture agreement (the “Regional Joint Venture Agreement”) to explore various concessions owned by the two companies outside the Liam Core Zone (the “Liam Regional Zone” and the “Liam Regional Project”).  On October 19, 2005, the Liam Core and Regional Joint Ventures were combined into a single venture.  The amended Liam Regional Joint Venture is under the management of Southwestern.

PROJECT DESCRIPTION AND LOCATION

The Liam Gold-Silver Project is comprised of 367,000 hectares of exploration concessions within the Liam Regional Joint Venture.

The Liam Gold-Silver Project is located in southern Peru, within the western slopes and the continental divide of the Cordillera Occidental (Western Cordillera) of the Peruvian Andes in the Department of Cusco at 14° 46’S latitude, 72° - 23’W longitude, approximately 190 kilometres northwest of the city of Arequipa.

The concessions in the Liam Regional Venture are held by either Minera del Suroeste S.A.C. (“Misosa”) an affiliate of Southwestern or Newmont Peru Limited Sucursal del Peru (“Newmont Peru”), a branch of Newmont Peru Limited (“Newmont Delaware”).  Both Misosa and Newmont Peru own or control mineral rights outside the Project Area but within the Area of Interest.

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

Apart from the contractual terms set out above, there are no additional royalties, overrides, back-in-rights, payments or other agreements to which the Project is subject.

There are no known pre-existing environmental liabilities.

The Liam Gold-Silver Project is located within the western slopes and the continental divide of the Cordillera Occidental (Western Cordillera) at an altitude of 4,500 metres to 5,300 metres within the northwesterly-trending Southern Peru, Tertiary Volcanic Belt.

At Liam, within a large zone of argillic – siliceous alteration, the Liam gold-silver-bearing zone is considered to consist of three parts:  Cerro Crespo butte to the south, an 800 metre diameter,

maar-like crater immediately to the north and northeast, and the Queshca area on the north side of the maar-like crater.  The area in which gold-silver values of economic interest have been obtained extends about 2.5 kilometres north-south from Queshca to Cerro Crespo and about 1.5 kilometres east-west.  Seven additional target areas within the Liam Regional Joint Venture area have been identified.

There are no defined mineral reserves or resources for the Liam Gold-Silver Project and there are no mine workings, tailing ponds, waste disposal areas or natural features of significance or improvements in the area.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Project can be reached by road from Arequipa via the communities of Puente Callari, Sibayo, Cailloma and Arcata.  All access to the area is by vehicle or helicopter.

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

The Project is at an early stage of exploration, however, as the Project progresses, the sufficiency of surface rights for mining operations, tailings or waste disposal, heap leach pods or processing plants will be addressed.

At present, there is no power available in the area.  A small lake adjacent to Cerro Crespo has sufficient water for the drilling programs.  Any future mining operations in the area would require that accommodations be built for the mine personnel.

The Project is located on the western slopes of, and on the continental divide of the Cordillera Occidental (Western Cordillera) of the Peruvian Andes.  The area is well above tree line in the Altoplano which is an undulating high altitude plane of gentle to moderate slopes with elevations ranging from a high of 5,371 metres on Cerro Crespo in the west central part of the Liam Core Zone to a low of 4,470 metres along a creek to the northeast.  The prominent Cerro Crespo butte which outcrops in the centre of the Core Zone has a flat top and very steep sides while at Queshca, to the north, the slopes are gentle to moderate with steeper sections between Cerro Crespo and Queshca.

There are no trees at this elevation and the only vegetation consists of alpine-type plants and grasses, which mainly grow in the valleys.  Some of these areas may be used on a short-term basis for grazing llamas, alpacas and sheep.

HISTORY

The Liam concessions were initially acquired by the Soteco Joint Venture in January 1995 (Southwestern/Teck Corporation/Cominco Ltd.) with Minera Teck Peru S.A. (“Minera Teck”) being the operator.

1995 Programs

The Liam property was originally identified by Southwestern and staked based on a satellite image anomaly thought to represent hydrothermal alteration.  Initial reconnaissance, 1:100,000 scale geological mapping and concurrent rock and stream sediment sampling were carried out by Minera Teck on the original two Liam claims, Liam II and III (totaling 1,600 hectares) in May 1995.

Also during 1995, Cominco carried out a brief first-pass program on their superimposed 1,000 hectares La Francia claim.  Their mapping outlined high-sulphidation alteration, consisting of vuggy silica, alunite and advanced argillic alteration and a 450 metres by 350 metres breccia zone in the Cerro Crespo area.

1996 Program

A second phase Minera Teck program consisting of 1:10,000 scale geological mapping and sampling was conducted in November 1996.  The program outlined five alteration zones (A-E) with two zones containing anomalous gold in rock values.  Hydrothermal alteration consisted of silicification and argillization.  Both the zones contained coincident silver and epithermal indicator elements arsenic, antimony, bismuth and mercury as well as lead.

1997 Program

The June 1997 Minera Teck third phase program consisted of grid installation followed by 1:5,000 scale geological mapping with concurrent detailed grid rock and soil sampling and induced polarization (IP) and magnetic surveys.  In October 1997, with the aid of a qualified mountain climber, detailed rock sampling was carried out over Cerro Crespo.  Analyses of the 567 grid rock samples include 2 > 500 parts per billion gold, 14 > 200 parts per billion gold, 22 > 100 parts per billion and 49 > 50 parts per billion gold.  Almost all of the anomalous gold values were restricted to the two anomalous zones and all had coincident silver and epithermal indicator elements (arsenic, antimony, mercury and bismuth) as well as lead anomalies.

A ground magnetic survey showed a central part of the grid that suggested a possible deep-rooted magnetic anomaly coincident with the central resistivity high.  An IP survey suggested a central zone of high resistivity (centred over Cerro Crespo and gold zone “B”).  This central zone of high resistivity was flanked by zones of high chargeability, often with associated high resistivities.

1998 Diamond Drilling Program

The 1998 drill program consisted of twelve HQ- and NQ-sized diamond drill holes totaling 1,781 metres.  1,638 metres was cored HQ and 143 metres was cored NQ.

A total of 747 core samples were collected during the 1998 drill program and analyzed by Chemex Labs in Vancouver, Canada for gold by fire assay and atomic absorption finish and silver, copper, lead, zinc, arsenic, molybdenum, bismuth and antimony by aqua regia digestion and ICP-AES (inductively coupled plasma-atomic emission spectrometry) finish.  Mercury was analyzed by flameless atomic absorption spectroscopy.  Anomalous gold (> 0.1 grams per tonne gold) values and weighted average gold and silver drill intersections were plotted on sections.  In order to determine epithermal alteration zoning, PIMA (portable infrared mineral analyzers) spectral analysis study was completed on holes 1B, 2, 3, 4, 5B, 6, 7 and 8.  Core recovery was generally good, however, in some sections poor recovery was encountered.

After Minera Teck decided not to contribute to the vigencia payments in June 2002, Misosa reviewed the results of the prior Liam Project work and concluded that it was still a target of merit and deserving of additional work.

The Liam Property was not acquired from an informed person or promoter of Southwestern or an associate or affiliate of an informed person or a promoter.

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

Within the area of the Liam Regional and Liam Core Zones the oldest volcanic units are those of the Tacaza Formation which in turn are overlain by the Late Miocene Alpabamba volcanics consisting of bedded, felsic to andesitic tuffs and lavas and associated re-worked units.  It is the Alpabamba units which host the Cerro Crespo-Queshca gold-silver mineralization.  Following the formation of the Alpabamba units they were hydrothermally altered and mineralized.  The Liam site is considered to have been a volcanic centre and the site of on-going cratering, brecciation, alteration and mineralization.  Local structural trends appear to duplicate those that are present on a regional basis.

The unaltered andesitic Barroso Group volcanics of Pleistocene age were extruded over the argillically altered Alpabamba volcanics.  Quarternary alluvial and glacial deposits occur throughout the lower areas and valleys.

Work by Misosa has indicated that the underlying units in the Cerro Crespo / Queshca area are flow-banded rhyolites, lapilli tuffs and dacitic crystal tuffs of the Miocene Alpabamba Formation.  Rhyodacites were reported in the deeper parts of some of the Minera Teck drill holes at Cerro Crespo.

These units are considered to be localized in the central vent area of a large volcanic complex composed of one or more craters with an 800 metre diameter maar-like crater flanked by Cerro Crespo to the south and the larger Queshca crater to the north.  These features are considered to occur in the central part of an extensive zone of high sulphidation argillic-siliceous alteration.

Cerro Crespo butte is a high-level, complex, hydrothermal vent system located on the southern side of the maar-like crater and exhibiting several felsic diatreme/brecciation events.  At a depth of 150 metres to 200 metres some of these diatreme/breccia zones become narrow, fault-controlled feeder zones.  The original rock textures have been almost completely destroyed by the hydrothermal and phreatomagmatic processes with three types of breccias currently being recognized: a hydrothermal breccia, a phreatomagmatic breccia and a weakly brecciated, very strongly silicified unit.  In all these units silicification is pervasive, multi-episodic and associated with alunite.

On the lower southeast slope of Cerro Crespo are dacitic crystal tuffs intercalated with silica sinters and silicified ash flow tuffs and in places thin-bedded lacustrine sediments, which may have been deposited in small crater lakes.  Lapilli tuffs have been mapped in contact with hydrothermal breccias in the northern, western and southwestern parts of Cerro Crespo and flow banded rhyolites occur on the northern end of Cerro Crespo.  All these units are moderately to strongly silicified and argillized.  In places limonite after sulphides is present and most units are strongly oxidized.  These units appear to be sub-horizontal to north dipping (towards the maar-like crater).  At Queshca, pyroclastic breccias and crystal tuffs dipping at low angles to the south (inwards) occur on the northern edge of the maar-like crater.  Within the maar-like crater thin-bedded, crater-lake sediments and intrusive breccias have been mapped.

Preliminary structural interpretations by Misosa indicate the presence of northeast, north-south and northwest-trending structures.  At Cerro Crespo, a set of east-west fault structures has been identified.  These appear to generally have a left-handed displacement and to have produced five small fault blocks.  These faults are syn-and post-mineral and have controlled the emplacement of feeder structures and the breccia zones.

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

EXPLORATION

The work from 1995 through 1998 was carried out by Minera Teck as operator of the Soteco Joint Venture.  In 2002 Misosa took over as operator of the Property and carried out programs of geological mapping and sampling followed by a diamond drilling program at Cerro Crespo in which 19 holes totalling 3,198 metres were completed.

The initial work by the Soteco Joint Venture at Liam indicated the presence of a large epithermal, high-sulphidation type argillic alteration zone with anomalous gold and silver values at Cerro Crespo and Queshca.

The careful, detailed chip sampling as well as the drilling by Misosa indicated that Cerro Crespo hosts mineralized breccias with gold-silver values of economic interest in several zones over an area approximately 350 metres by 150 metres, trending northwest, and to a depth in the order of 150 metres.

Approximately 800 metres to the north is the Queshca area where six outcrop areas or zones have been mapped and sampled.  Within these six zones, channel samples have yielded gold values from 0.03 grams per tonne gold (30 parts per billion) to 83.50 grams per tonne gold and 32.3 grams per tonne silver across 0.50 metres.  Of the 215 samples collected at Queshca, 95 (44%) gave values equal to or greater than 1 gram per tonne gold.  Sixty-eight samples (32%) returned values greater than 2 grams per tonne gold and 29 samples (13%) assayed better than 5 grams per tonne gold.  This preliminary work indicated that the samples from the outcrops (Zones 1 and 2) at higher elevations gave lower gold values of 0.10 grams per tonne to 0.50 grams per tonne while those at lower elevations (Zone 6) returned the highest gold values.  These gold values which occur over an area greater than 1,000 metres east-west by about 1,000 metres north-south lying 800 metres north of Cerro Crespo indicate an increase in grade with stratigraphic depth which may be the reflection of the porosity and permeability of the different volcanic units.

In late April 2004, Newmont began a drilling program in the Cerro Crespo – Cerro Queshca area with initial results being reported by Southwestern in a press release dated September 29, 2004.  Southwestern has made two additional press releases on the Liam Gold-Silver Project dated March 16, 2005 and September 14, 2005. The initial work in 2004 indicated the presence of a new zone of silver-gold mineralization on the northeast flank of the Cerro Crespo butte.  Two additional holes reported on March 16, 2005 with intersections of economic interest, Li-028 and Li-029, are also situated in this area. A third hole of interest, Li-031, lies northwest of the main Cerro Crespo mineralized zone. Drilling at Cerro Queshca suggested that the goldsilver mineralization was associated with a major east-west, steeply-dipping shear zone as intersected in drill hole QS-010.

The press release on March 16, 2005 reported that hole QS-015, drilled 150 m south of hole QS-010, intersected 46 m grading 2.1 grams per tonne gold and 22.5 grams per tonne silver. It was reported that the mineralization in QS-015 was confined to a unique volcanic 20 2 lithology and that it was considered to be the same rock type as intersected in hole QS-010 (24.55 m at 6.0 grams per tonne gold and 67.6 grams per tonne silver). Above the collar of QS-015, extensive rock chip sampling by Newmont over a 40 m section returned gold values generally greater than 1 gram per tonne. Twelve percent of the values were over 10 grams per tonne gold. A fragmental volcanic unit, carrying high silver values, lies above the gold-bearing section and may be a cap rock to the mineralization. The high silver-bearing fragmental unit extends for about 800 m to the east of hole QS-015. The underlying goldbearing section does not outcrop to the east. This area was covered by an IP survey by Newmont.

The results from the second phase drilling program at Cerro Queshca were reported in the September 14, 2005 press release. The purpose of this drill program was to expand the area of mineralization intersected in holes QS-010 and QS-015. Drill intersections of economic interest were reported for holes QS-017, QS-018 and QS-021 which were drilled in the area adjacent to holes QS-01- and QS-015. These 5 holes show gold-silver mineralization in an area extending approximately 200 m east-west and 150 m north-south and generally open in all directions.

Within the Liam Regional Program, the initial regional rock and geochemical sampling by Southwestern as operator resulted in the discovery of four gold-bearing zones; the A Zone, the B Zone, the Ibel Zone and the Teton Zone. Subsequently, the A and B Zones were renamed the Astana and Farallon respectively and 3 additional zones of mineralization, the Careli, Esquinas and Huacullo were identified. Recent work suggests that the Astana and Farallon may be parts of one zone and they are now combined as the Astana-Farallon Zone. Extensive surface rock chip sampling programs have been carried out in the Astana-Farallon, Ibel, Careli and Huacullo areas. At Astana-Farallon, a large epithermal gold-silver system has been identified over an area of 10 km by 4.5 km. Within this broad alteration system, four separate gold-silver zones have been sampled with over 500 samples collected. Areas with anomalous gold-silver values include Astana (300 m by 200 m), Farallon (1200 m by 800 m), Astana South (200 m by 100 m) and Astana Southwest (600 m x 200 m). All the mineralization is associated with extensive fracture systems containing druzy quartz, hematite and barite hosted within a rhyodacite. Crackle breccias and tectonic breccias are also present within the system.

In all of the above areas, anomalous zones are defined by gold values from 0.10 grams per tonne to 12.1 grams per tonne and silver values from 1.0 gram per tonne to 450 grams per tonne. Farallon and Astana are approximately three km apart, and the area between the two zones is mainly covered by overburden. Limited soil and rock-chip sampling in the area between Farallon and Astana returned anomalous gold values and may indicate continuity between these two zones. A detailed soil sampling program over this area commenced recently. It is anticipated that a drilling program will be initiated this fall following the receipt of the required drill permits.  Careli is underlain by a poorly outcropping zone of vuggy silica extending along strike for 700 m and up to 200 m wide. Extensive rock chip channel sampling of the Careli Zone indicates the northwest section commonly contains gold grades above one gram per tonne with the central and southeastern portions commonly containing gold grades between 0.2 to 0.5 grams per tonne. The Careli Zone represents a large epithermal system and an induced polarization survey has been completed over the area and drilling is expected to start within the next few months once permits have been received.

On the Ibel prospect, two areas of mineralization were sampled including Huamancharpa Sur and Huamancharpa Norte. At Huamancharpa Sur, an altered and mineralized area extending for 1200 m by 800 m is associated with silicified and moderately stockworked shales. Limonite after pyrite and arsenopyrite is common in the stockwork areas. Over 400 rock chip samples have been collected with more than 30% of samples having gold values above 0.1 grams per tonne to a maximum of 3.7 grams per tonne. The Joint Venture is presently conducting further sampling programs in this area prior to a drill program. In the Huamancharpa Norte area, the main gold-silver mineralization is associated with hydrothermal breccias and veins. Four separate zones of hydrothermal breccias and veins have been identified, varying in length from 450 m to 3000 m and widths between 1.0 m and 10 m. Rock chip sampling within the breccias returned gold values of generally less than 0.5 grams per tonne.

Six kilometers southeast of Ibel, an area of veins and hydrothermal breccias was discovered at Huacullo and sampled in detail. The breccias and vein structures extend for up to 1200 m and range in thickness from 0.5 m to 10 m. Rock chip sampling across the veins and breccias generally returned gold values above 0.2 grams per tonne with several values ranging between 10 grams per tonne and 19 grams per tonne gold. These veins and breccias are unusual in that they contain high molybdenum concentrations from 200 parts per million up to 1300 parts per million.

To date only limited sampling has been carried out on the Teton zone.

All work in the Regional Joint Venture Project area has been carried out under the management of Misosa.

The previous work on the Liam property was carried out under the direction of Minera Teck as operator.  The geological field work and sampling in 2002 and 2003 has been carried out by Misosa personnel with the diamond drilling being done by Bradley Bros. Peru Ltda.  Drill core logging and sampling was done by Misosa geologists and technicians.  The 2004 work at Cerro Crespo and Cerro Queshca  has been under the direction of Newmont and the 2004 work in the Regional Joint Venture under Misosa's direction.

The overall supervision of the programs completed by Misosa was by Javier Salas Tamayo, Exploration Manager for Misosa.  The initial sampling program from September 4, 2002 to October 6, 2002 consisted of channel sampling Cerro Crespo at which time 325 samples were taken and analyzed for gold plus 34 elements.

Misosa carried out some initial check sampling in January 2003 on 10 channel samples from the 2002 program on Cerro Crespo.  These 10 were chosen due to their high silver content.  The initial samples were analyzed by ALS Chemex Laboratories with the re-assay of the reject pulps being by Actlabs Skyline Labs.  It is the Company's opinion that the geological and sampling work carried out by Misosa was done in a very professional and competent fashion and that the results are a fair representation of the geological situation.  The Misosa team has continued the work on the Regional Joint Venture.

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

Subsequently Misosa mapped and sampled in detail Cerro Crespo and Queshca and then carried out an initial diamond drilling program at Cerro Crespo.  The following comments are mainly based on the work from mid-June 2002 to the end of 2003 completed by Misosa.

Detailed mapping and sampling from September 4, 2002 to June 9, 2003 resulted in the collection of 410 channel samples mainly on the top of Cerro Crespo and on its northern and eastern flanks.  The mapping identified the various breccia units, while the sampling identified five areas, from northwest to southeast and referred to as Areas A, B, C, D, and E, of gold-silver mineralization with grades ranging from anomalous to being of economic interest.

Zone A - located in the northern part of Cerro Crespo and extends about 45 metres north-south by 40 metres east-west.  Three geologic units are present: hydrothermal breccia, phreatomagmatic breccia and strongly silicified-weakly brecciated material.

Zone B - about 25 metres southeast of Zone A in strongly silicified and weakly brecciated rock, extends for about 100 metres in an east-west direction and is about 25 metres wide (north-south).  The Zone B West hydrothermal breccia measures about 30 metres by 15 metres and the mean values of the 16 samples collected from this zone are 444 parts per billion gold and 295.6 parts per million silver.

Zone B East is an elongated east-west breccia body about 60 metres by 20 metres, also hosted in strongly silicified-weakly brecciated rock.  This zone is very similar to Zone A and Zone B West.  The 10 samples collected from this zone assayed 852 parts per billion gold and 322.1 parts per million silver.

The Hatun Curasma Vein is located immediately south of Zone A, extends to the west, and also to the eastern slope of Cerro Crespo.  The vein consists of massive and vuggy quartz associated with goethite and barite.  The mean values from five samples from this vein averaged 3,767 parts per billion gold and 461.1 parts per million silver.

Zone C - south of Zone B, is composed of strongly silicified rock which has three phreatomagmatic breccias as well as some small hydrothermal breccias.  This is the highest part of Cerro Crespo at 5,371 metres.  Forty-five channel samples averaged 244 parts per billion gold and 295.6 parts per million silver.

Zone D - east of Zones B and C; two outcrops of strongly oxidized hydrothermal breccia and strongly silicified-weakly brecciated rock.

Zone E - about 100 metres southeast of Zone D.  Seventeen channel samples of strongly oxidized and brecciated rock with abundant limonite and sulphides plus late quartz veinlets and barite were collected.

Mapping and sampling in the southern part of Cerro Crespo in May – June 2003 indicated the presence mainly of diatreme breccia.  Eighty-five channel samples were collected from this area, with the following conclusions:

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

In mid 2003 Misosa carried out two channel sampling programs at Queshca with the results being reported in press releases by Southwestern on September 23, 2003 and October 31, 2003.  From the preliminary sampling it appears that the grade of the mineralization is increasing with depth in the stratigraphic sequence.  The distribution of the gold and silver values in this area may be related to the porosity and permeability of the volcaniclastic/epiclastic units in this sector and possibly the presence of more impermeable units, higher in the volcanic stratigraphy, which have produced a ‘cap rock’.  Gold values ranged from 10 parts per billion to 13,720 parts per billion and silver ranged from 3.2 parts per million to 86.1 parts per million.

A second sampling campaign was undertaken to check the high gold values reported in the earlier sampling.  This sampling program of 303 samples included the sampling of trenches 20 metres in length with individual channel samples being 2 metres in length.  The assay results from this second set of samples confirmed the values obtained in the first sampling campaign.

In June 2003 Misosa commenced a drill program at Cerro Crespo which resulted in 19 holes totaling 3,198 metres being completed.

From the mapping at Cerro Crespo and the diamond drilling it is considered that the gold-silver mineralization at Cerro Crespo is confined to the brecciated and highly silicified zone of the butte, which is in turn surrounded by an argillic-siliceous alteration zone.  The mineralized zone trends northwesterly, with a strike length in the order of 350 metres, a width of 125 metres – 150 metres and a vertical extent of 150 metres +/-.  The zone of better grade mineralization appears to be “V” shaped in cross-section with the zone being wider at the top of the butte and diminishing in width at depth as it passes into the feeder zones.  The main areas of mineralization are on the two arms of the “V” with smaller, discontinuous areas within the upper mouth of the “V”.  This overall picture is distorted by the east-west faults and movement of the adjacent blocks.

The work by the Soteco Joint Venture initially, but more importantly, the work since June 2002 by Misosa has indicated the widespread presence of gold-silver high sulphidation epithermal mineralization of economic potential.  The presently indicated area of interest extends from Queshca 6 Zone North to Cerro Crespo, a distance of approximately 2.5 kilometres north-south and from Queshca Zone 4 in the east for about 1.5 kilometres east-west.

In late April 2004, Newmont began a drilling program in the Liam Core Project area.  This preliminary work has indicated the presence of a new zone of gold-silver mineralization on the northeast flank of the Cerro Crespo butte and has indicated that the best Cerro Queshca gold-silver mineralization is associated with a major, east-west, steeply-dipping shear zone.

Within the Liam Regional Program, regional rock and geochemical sampling has resulted in the discovery of four new gold-bearing zones; the A Zone, the B Zone, the Ibel Zone and the Teton Zone.  The A Zone consists of an area of alteration, vuggy silica and breccias 600 metres by 400 metres and showing a thickness of at least 100 metres.  Recently the A Zone has been renamed Astana and the B Zone has been renamed Farallon.

The Ibel Zone is a high sulphidation epithermal system covering an area 1,000 metres by 500 metres.  An initial surface sampling and detailed trenching program of the breccias and vuggy silica has been completed.  This work yielded anomalous gold and silver values.  The Farallon and Teton Zones are more recent discoveries and to date only limited sampling has been carried out over these Zones.

DRILLING

There have been four drilling programs carried out on the Liam Joint Venture, one in September through November 1998 by the Soteco Joint Venture and a second one in June to early November 2003 by Misosa. The third and fourth programs have been carried out by Newmont Peru pursuant to the Joint Venture. The first and second were at Cerro Crespo. The Soteco drilling confirmed that the strong high sulphidation epithermal alteration zone observed on surface continued to depth, however, no intersections showing economic widths of precious metal mineralization were encountered. As a result of the work done by Misosa at Cerro Crespo, it is now apparent that the Soteco drill holes were being drilled below the main zone of mineralization at Cerro Crespo. It is of interest to note that one up-hole, LM98DOZ, drilled by Soteco intersected 159 grams per tonne silver over 1.8 m, however, the hole was abandoned due to drilling problems. In total, Soteco completed 12 holes for a total of 1781.20 m.

A total of 3197.55 m in 19 holes were drilled at Cerro Crespo in 2003 by Misosa and indicated a significant zone of gold-silver mineralization with a strike length of about 350 m, a width of 125 m +/- and a vertical extent of about 150 m.

The third drilling program was initiated in late April 2004, when Newmont Peru commenced a Phase 1 drilling program on the Cerro Queshca Project. In a press release dated September 29,

2004 Southwestern reported the results from five holes drilled at Cerro Crespo and 11 holes drilled at Cerro Queshca (Table 2A). Holes Li-021 and Li-022 drilled at Cerro Crespo were drilled 300 m south of the butte but no significant gold or silver mineralization was intersected.

Two holes, Li-023 and Li-024 identified a new gold-silver zone of mineralization on the northeast flank of Cerro Crespo butte. On March 16, 2005 the results for 3 additional holes, Li-028, Li-029 and Li-031 at Cerro Crespo were reported. Holes Li- 023, Li-024, Li-028 and Li-029 are all within the new zone of silver-gold mineralization northeast of Cerro Crespo and Li-031 is northwest of Cerro Crespo. Holes Li-021 and Li-022 were collared about 300 m south of Cerro Crespo and contained no significant results.

The Cerro Queshca drilling has been very widely spaced, however, the initial results indicated that the better grade gold mineralization is controlled by a steeply-dipping, major, east-west-trending structure as indicated by hole QS-010. On March 16, 2005 Southwestern reported the results from additional drilling at Cerro Queshca with the best results being from QS-015 which was drilled about 150 m south of QS-010.

In the Phase 2 drilling program by Newmont at Cerro Queshca, 3 additional holes QS-017, QS-018 and QS-021, adjacent to holes QS-010 and QS-015, intersected gold-silver mineralization of economic interest. These 5 holes are within an area measuring approximately 200 m east-west by 150 m north-south.

Drill holes QS-012 to QS-014, QS-016, QS-019, QS-020 and QS-022 to QS-033 did not intersect any significant mineralization. The drill holes QS-001 to QS-007 and QS-011 intersected only sporadic anomalous gold and silver values.

All reported intersections are core intervals. Until the zones are better defined, the true widths of the mineralization cannot be stated.

Permits have been requested for additional drilling at Cerro Queshca.

No drilling has been done on targets in the Liam Regional Project area, however, permitting is in progress for drilling programs at Astana-Farallon and Careli.

To date, the Joint Venture has completed 33 holes at Cerro Crespo and 33 at Cerro Queshca for a total of 9695.6 m in 66 holes.

All reported intersections are core intervals.  Until the zones are better defined the true widths of the mineralization cannot be stated.

SAMPLING AND ANALYSIS

The surface sampling carried out by Misosa consisted of taking channel samples, which varied in length from 0.30 metres to 2.0 metres.  Due to the strongly silicified nature of much of the rock at Cerro Crespo, the sample widths were generally in the 5 centimetres to 10 centimetres range and in the harder sections from 3 centimetres to 5 centimetres wide.  As conditions permitted, samples were normally taken perpendicular to lithologic and/or structural trends.

Each sample was collected in a plastic bag, following which it was ticketed, security sealed and its location recorded.

All the drill hole core was split longitudinally with each sample generally being one metre in length.  After the drill core was logged and sample intervals marked and recorded, the core was photographed then split or sawn longitudinally into two halves.  One half was retained in the core box and stored on site while the second half was placed in a plastic sample bag with the appropriate ticket and then security sealed for shipment to the lab in Lima, Peru.

A second sampling campaign was undertaken to check the high gold values reported in the earlier sampling.  This sampling program of 303 samples included the sampling of trenches 20 metres in length with individual channel samples being 2 metres in length.  The assay results from this second set of samples confirmed the values obtained in the first sampling campaign.

Misosa personnel have followed the same sampling protocols in their work in 2004 in the Liam Regional Joint Venture work.

Misosa carried out some initial check sampling in January 2003 on 10 channel samples from the 2002 program on Cerro Crespo.  These 10 were chosen due to their high silver content.  The initial samples were analyzed by ALS Chemex Laboratories with the re-assay of the reject pulps being by Actlabs Skyline Labs (“Actlabs Skyline”).

Actlabs Skyline reported lower silver values for six samples, and higher silver samples for four samples than the original ALS Chemex results.  On average, the Actlabs Skyline silver values are 2.4% lower for silver and 6.5% lower for gold.  It is considered that there is a good correlation between the two sets of values and that the Actlabs Skyline results corroborate the ALS Chemex values.

Subsequently, 39 channel sample rejects with low, medium and high grades of gold and silver were selected from different zones and sent to the Actlabs Skyline laboratory to test for repeatability of the ALS Chemex gold and silver values. Also, four samples were assayed using the Neutron Activation Method.

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

As discussed above, there is a good correlation between the initial sampling and the check sampling values indicating that to date the sample values are a fair representation of the gold and silver values in the rock.

In general sample intervals were established to reflect the geological units being sampled with individual samples varying in length from one metre to two metres.  As a result the two controls on the sampling were the width of the geological unit being sampled and within this interval the choice of sample length, i.e., one metre to two metres.

For the work being carried out by Misosa, the overall supervision of the program has been under the direction of Javier Salas Tamayo, Exploration Manager for Misosa.  The initial sampling program from September 4, 2002 to October 6, 2002 consisted of channel sampling Cerro Crespo at which time 325 samples were taken and analyzed for gold plus 34 elements.

Misosa carried out some initial check sampling in January 2003 and the results of this check sampling as well as subsequent check sampling are presented above.

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

ALS Chemex, Vancouver is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.

The check assays for the initial Cerro Crespo channel sampling by Misosa in 2002 and 2003 were done by Actlabs Skyline Labs Inc., Tucson, Arizona, U.S.A.  This laboratory is part of the Actlabs Group of Companies, which is accredited to the ISO/IEC 17025 specification.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No mineral resource or mineral reserve estimates have been made for any of the indicated gold-silver mineralization.

MINING OPERATIONS

The Project is at an early stage of exploration and there are no mining or metallurgical operations.

EXPLORATION AND DEVELOPMENT

The Liam Regional Joint Venture Project is being explored by a joint venture, with Misosa as operator, and in which Newmont and Southwestern each have a 50% interest and will be required to fund their respective interests.  A program of geological mapping and prospecting, trenching, sampling, regional and detailed geochemistry, geophysics and drillingis in progress.

Joint venture meetings are planned for the Liam Regional Joint Venture Project..  At those meetings, decisions will be made as to the programs and budgets for the exploration program in 2006.

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

Foreign Currency Fluctuations

The Company carries out exploration activities in Peru and China that render it subject to foreign currency fluctuations.  While the Company minimizes the risks associated with foreign currency fluctuations by holding essentially all of its cash and short-term investments in U.S. and Canadian dollars rather than the local currencies, to the extent that its operations in those countries are carried out using the local currency, any appreciation of such local currency relative to the U.S. and Canadian dollar could have an adverse impact on the financial position of the Company.  Since the Company’s financial results are reported in Canadian dollars, its financial position and results are impacted by exchange rate fluctuations between the Canadian and U.S. dollars.

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

The Company’s mining, exploration and development activities may be affected by changes in government, political instability and the nature of various government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business and/or its holdings.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety factors.  The Company’s operations in Peru and China entail significant governmental, economic, social, medical and other risk factors common to all developing countries.  See "Economic Uncertainty in Developing Countries".  The status of Peru and China as developing countries may make it more difficult for the Company to obtain any required financing because of the investment risks associated with these countries.

Economic Uncertainty in Developing Countries

The Company’s operations in Peru and China may be adversely affected by economic uncertainty characteristics of developing countries.  For example, Peru has experienced high rates of inflation for many years.  There can be no assurance that any governmental action to control inflationary or deflationary situations will be effective in ensuring economic stability, or that future governmental actions will not trigger inflationary or deflationary cycles.  Additionally, changes in inflation or deflation rates and governmental actions taken in response to such changes can also affect currency values in such countries.  Any such changes could have a material adverse effect on the Company’s results of operations and financial condition.

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

Title Risks

The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process.  Title to and the area of resource concessions may be disputed.  The Company has conducted an internal investigation of title to its significant resource properties.  Based on a review of records maintained by the relevant government agencies in each country in which the Company has properties, and, based upon legal opinions prepared for the Company in the case of the Boka Gold Project and the Liam Gold-Silver Project, its resource properties or interests therein are registered or are in the process of being registered in the name of the Company, its appropriate joint venture partner, the property vendor, and in the case of the Boka Gold Project in the name of the JV Company, or a combination thereof.  There is no guarantee of title to any of the Company’s properties.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change.  The Company has not surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed.

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

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.  The Company is not currently covered by any form of environmental liability insurance.  See "Insurance Risk", below.

The implementation by the United States Securities and Exchange Commission of requirements for procedures regarding internal controls, pursuant to Section 404 of the Sarbanes-Oxley Act, imposes substantial obligations on the Company and there can be significant consequences of non-compliance.

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

DIVIDENDS

The Company has not, since its incorporation, paid any dividends on any of its shares and presently has no intention of paying dividends.  The future dividend policy will be determined by the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The authorized share capital of Southwestern consists of an unlimited number of common shares without par value.  As of March 21, 2006, there are 46,159,522 common shares issued and outstanding.

The holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company.  The common shares have no pre-emptive, redemption, purchase or conversion rights.  There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Company.  The Company's Articles provide that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two thirds of the votes cast in person or by proxy by holders of shares of that class.

MARKET FOR SECURITIES

Trading Price and Volume

The following table sets out the high and low market prices and the volume traded of the common shares on The Toronto Stock Exchange for the most recently completed financial year:

	HIGH $	LOW $	VOLUME
January 2005	12.10	10.00	3,215,800
February 2005	11.47	8.35	3,098,400
March 2005	12.50	9.51	2,684,200
April 2005	10.40	8.50	1,502,200
May 2005	9.68	7.25	2,596,900
June 2005	11.05	9.10	1,918,500
July 2005	11.65	10.12	2,188,300
August 2005	12.57	10.75	1,909,600
September 2005	12.40	10.20	3,303,800
October 2005	10.70	9.11	2,371,800
November 2005	10.74	9.00	2,353,200
December 2005	14.00	9.83	4,238,600

DIRECTORS AND OFFICERS

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Company and the period of service as such.  Each director’s term of office expires at the next annual general meeting of shareholders, to be held on May 5, 2006.

Name, Occupation and Security Holding

Name & Residence	Position with the Company	Principal Occupation, Business or Employment	Director Since
John G. Paterson Vancouver, B.C.	President, Chief Executive Officer & Director	President & Chief Executive Officer of the Company, President and Director of Superior Diamonds Inc. (public mineral exploration companies). President of Glengarry Resource Management Inc. (private consulting company).	1991
Timo Jauristo (1) Vancouver, B.C.	Director, Interim Vice-President, Exploration & Vice-President Corporate Development	Vice President, Corporate Development and Interim Vice President, Exploration of Southwestern; Former General Manager – Corporate Development for Placer Dome Inc. from January 2000 to June 2005 (public mining company); President of Austgold Consulting Ltd. (private consulting company)	2006
Daniel G. Innes West Vancouver, B.C.	Director	Vice-President, Exploration of the Company; Director of Lake Shore Gold Corp. (public mineral exploration companies); President, D.G. Innes & Associates Ltd. (private consulting company).	1993
W. David Black (2)(3)(4) Vancouver, B.C.	Director	Chair of the Board of the Company. Retired; Partner, DuMoulin Black, LLP, from 1968 to December 2003.	2000
James B. Hume (1)(2)(3)(4) Calgary, Alberta	Director	President and CEO of the Kahanoff Group of companies based in Alberta.	2002
William D. McCartney (1)(2)(3)(4) Vancouver, B.C.	Director	President and CEO of Pemcorp Management Inc. (private financial consulting company)	2004
Parkash K. Athwal Ladner, B.C.	Vice President, Finance and Chief Financial Officer	Vice President, Finance and CFO of the Company; Chief Financial Officer of Superior Diamonds Inc. and Lake Shore Gold Corp.; President, PKA Financial Management Inc. (private consulting company)	N/A
Thomas W. Beattie West Vancouver, B.C.	Vice President, Corporate Affairs and Corporate Secretary

Vice President, Corporate Affairs of the Company; Director of Superior Diamonds Inc. and Vice President, Corporate Development of Lake Shore Gold Corp.; President, Westvista Management Inc. (private consulting company).

			N/A

(1) Member of the Environment and Safety Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance and Nominating Committee.

(4) Member of the Audit Committee.

Conflicts of Interest

See “Interest of Management and Others in Material Transactions” and “Risk Factors-Conflicts”.

AUDIT COMMITTEE

Charter

PURPOSE

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company’s internal and external audit process and monitoring compliance with the Company's legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board.  In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The responsibilities of a member of the Audit Committee are in addition to such member’s duties as a member of the Board.  Nothing in this Charter, however, is intended to or does confer on any member a higher standard of care or diligence than that which applies to the Directors as a whole.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company's financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

Procedural Matters

The Audit Committee:

a.

meets at least four times per year, either by telephone conference or in person;

b.

invites the Company's external auditors, the Chief Financial Officer, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

c.

reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Committee may deem appropriate;

d.

has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

e.

has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee;

f.

has the right to communicate directly with the CFO and other members of management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and

g.

pre-approves non-audit services to be performed by the external auditors in accordance with the Committee’s pre-approval policies and procedures, which pre-approval is subject to ratification by the Board.  The Audit Committee may delegate certain pre-approval functions for non-audit services to one or more independent members of its Committee if it first adopts specific policies and procedures respecting same and provided such decisions are presented to the full Audit Committee for approval at its next meeting.

RESPONSIBILITIES

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board.  For this purpose, the Audit Committee may consult with management.

Also, the Audit Committee:

a.

recommends to the Board:

i.

whether the current external auditors should be reappointed for the ensuing year and if the current external auditors are not to be reappointed, select and recommend a suitable alternative; and

ii.

the amount of compensation payable to the external auditors;

b.

resolves disagreements, if any, between management and the external auditors regarding financial reporting;

c.

provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;

d.

takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving any non-audit related services provided by the external auditors to the Company or the Company's subsidiaries, if any;

e.

confirms that the external auditors are a 'participating audit' firm for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations;

f.

reviews and evaluates the performance of the external auditors; and

g.

reviews and approves the Company’s hiring policy regarding partners, employees and former partners and employees of the Company’s external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles.  To accomplish this, the Audit Committee:

a.

considers the scope and general extent of the external auditors' review, including their engagement letter and major changes to the Company’s auditing and accounting principles and practices;

b.

consults with management regarding the sufficiency of the Company's internal system of audit and financial controls, internal audit procedures and results of such audits;

c.

ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;

d.

reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

e.

reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

f.

reviews the appropriateness and disclosure of any off-balance sheet matters;

g.

reviews disclosure of related-party transactions;

h.

receives and reviews with the external auditors, the external auditors' audit report and the audited financial statements;

i.

makes recommendations to the Board respecting approval of the audited financial statements;

j.

meets with the external auditors separately from management to review the integrity of the Company’s financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;

k.

directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and

l.

meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

Interim Financial Statements

The Audit Committee:

a.

reviews on an annual basis the Company's practice with respect to review of interim financial statements by the external auditors;

b.

conducts all such reviews and discussions with the external auditors and management as it deems appropriate;

c.

reviews the interim financial statements with the external auditors; and

d.

makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting.  The Audit Committee:

a.

reviews the Company’s annual and interim financial statements, Management’s Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b.

reviews all of the Company’s public disclosure of financial information extracted from the Company's financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;

c.

reviews material financial risks with management, the plan that management has implemented to monitor and deal with such risks and the success of management in following the plan;

d.

consults annually and otherwise as required with the Company's CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

e.

obtains such certifications by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

f.

reviews management's response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by management;

g.

reviews as required with management the annual financial statements, the quarterly financial statements, Management’s Discussion and Analysis, Annual Information Forms, future-oriented financial information or pro-forma information and other financial disclosure in continuous disclosure documents;

h.

reviews with management the Company's compliance with applicable laws and regulations respecting financial reporting matters;

i.

reviews with management proposed regulatory changes and their impact on the Company; and

j.

reviews as required with management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company's Annual Information Form, Information Circular and on the Company's website.

COMPOSITION

The Audit Committee will be composed of three Directors, all of whom will be Directors who are not officers or employees of the Company or any of its subsidiaries.

In addition, members of the Audit Committee will meet the prescribed independence, financial literacy and experience requirements and will have relevant skills and/or experience in the Committee's areas of responsibility as required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded.

Appointment of Committee Members

Members of the Committee will be appointed or confirmed by the Board annually and will hold office at the pleasure of the Board.

Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.  The Board must fill any vacancy if the membership of the Committee is less than the minimum requirement number of Directors required for the Committee.

Committee Chair

The Board will appoint a Chair for the Audit Committee.

STRUCTURE AND OPERATIONS

Absence of Committee Chair

If the Chair of a Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting will be chosen by the Committee to preside at the meeting.

Secretary of Committee

At each meeting the Committee will appoint a secretary who need not be a director of the Company.

Meetings

The Chair of the Committee or the Chair of the Board or any two of its members may call a meeting of the Committee.

Quorum

A majority of the members appointed to the Committee will constitute a quorum.

Notice of Meetings

The Chair of the Committee will arrange to provide notice of the time and place of every meeting in writing (including by facsimile) to each member of a Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting.  Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.  The Chair will also ensure that an agenda for the meeting and all required materials for review by the members of the Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

Attendance of the Company's Officers at Meetings

The Chair of the Committee or any two members of the Committee may invite one or more officers of the Company to attend any meeting of the Committee.

Delegation

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Committee will determine its own procedures at meetings and may conduct meetings by telephone and will keep records of its proceedings.

COMPLAINTS

The Audit Committee has established procedures for:

a.

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Complaints regarding accounting, internal accounting controls, or auditing matters may be submitted as outlined in the Company’s Whistle Blower Policy – Accounting, Internal Controls or Auditing Matters.  Complaints may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint will be kept confidential.

Upon receipt of a complaint, the Chair will conduct or designate a member of the Audit Committee to conduct an initial investigation.  The results of that initial investigation will be brought before the Audit Committee for a determination of further investigation and action.

Records of complaints made and the resulting action or determination with respect to the complaint will be documented and kept in the records of the Audit Committee for a period of three years.

The Audit Committee reviews the Whistle Blower Policy annually.

REPORTING AND ASSESSMENT

The Audit Committee will report to the Board of Directors.

The Audit Committee will review its Charter and conduct an assessment of its performance, and the performance of the Committee Chair, on an annual basis.  The Committee shall report to the Corporate Governance and Nominating Committee the results of such review and assessment, including any recommendations for change (the “Committee Annual Assessment Report”).

EFFECTIVE DATE

This Charter was implemented by the Board on August 5, 2005.

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

W. David Black (Chair of the Board of Directors), was called to the British Columbia bar in 1967, and practiced as a lawyer specializing in corporate and securities law until December 2003.  Mr. Black has served on the boards of other public companies in the natural resource sector.  He has the business expertise to understand and evaluate financial statements that are prepared using both US and Canadian GAAP, the principles applied to natural resource companies’ financial statements and the internal controls required to accurately report the Company’s financial position.

William D. McCartney is a Chartered Accountant and was a founding partner of an accounting firm from 1984 to 1990.  He is president of a management company involved with providing corporate finance and administrative management services to private and public companies.  He currently serves as chair of the audit committee of a publicly traded pulp and paper company.  He has the expertise to understand and evaluate financial statements that are prepared using both US and Canadian GAAP, the principles applied to natural resource companies’ financial statements and the internal controls required to accurately report the Company’s financial position.

Pre-Approval Policies and Procedures

The policies and procedures for the engagement of non-audit services is outlined above in this item under “Charter – Responsibilities – External Auditors (d)”.

Service Fees Paid to External Auditors

	2005	2004
a) Audit Fees	$115,900	$107,060
b) Audit Related Fees	13,500	6,400
c) Tax Fees	17,450	7,325
d) All other Fees	--	--
	$146,850	$120,785

The audit related fees paid in 2005 pertain to assistance with compliance with Section 302 of the Sarbanes-Oxley Act.

All off the fees paid to external auditors in 2005 were pre-approved by the Audit Committee.

LEGAL PROCEEDINGS

Legal Proceedings

The Company is not aware of any legal proceedings, actual or contemplated, to which the Company is a party or of which any of its property is the subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Interest of Management and Others in Material Transactions

The interest of management of the Company and others in material transactions and transactions involving remuneration for services is disclosed under the heading “Related Party Transactions” in the Company’s Management’s Discussion and Analysis, dated December 31, 2005.  See “Additional Information”.

TRANSFER AGENTS AND REGISTRARS

Transfer Agents and Registrars

The registrar and transfer agent for the common shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver and Toronto.

MATERIAL CONTRACTS

Material Contracts

The Company does not have any material contracts, other than those entered into in the ordinary course of business, that are material to the Company and that were entered into within the most recently completed financial year or contracts still in effect from prior years.

INTERESTS OF EXPERTS

Names of Experts

Lionel Donald Stewart Winter, P. Geo., an independent consulting geologist and a “qualified person” for the purposes of National Instrument 43-101, is the author responsible for the preparation of the technical reports titled “Technical Report for Southwestern Resources Corp. on the Boka Gold Project, Yunnan Province, China” dated February 11, 2005 and “Technical Report for Southwestern Resources Corp. on the Liam Gold-Silver Project, Department of Cusco, Peru” dated February 23, 2005.

Deloitte & Touche LLP is the independent auditor of the Company.

Interests of Experts

To the knowledge of the Company, Lionel Donald Stewart Winter does not hold, nor has he received, nor will receive any securities or other property in the Company.

ADDITIONAL INFORMATION

Additional Information

Additional information on the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors which may be found on the Company’s website at www.swgold.com or through a database search at SEDAR at www.sedar.com.

Incorporated by reference into this AIF are the Company’s Management’s Discussion and Analysis and the audited consolidated financial statements dated December 31, 2005 which are filed on SEDAR.

Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

December 31, 2005 and 2004

G E N E R A L

This Management's Discussion and Analysis of Southwestern Resources Corp. (the "Company" or "Southwestern"), dated as at March 6, 2006, provides an analysis of Southwestern's financial results for the year ended December 31, 2005 compared to the previous year and should be read in conjunction with the Company's December 2005 audited consolidated financial statements and related notes which have been prepared in accordance with Canadian generally accepted accounting principles.

Southwestern is an exploration stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially with the potential to host gold, silver and base metals, and is currently active in China and Peru. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario, and trades on the Toronto Stock Exchange under the symbol SWG.

The Company conducts its exploration independently as well as through joint venture agreements with third parties whereby a third party earns an interest in the Company's property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project owned by a third party.

O V E R A L L     P E R F O R M A N C E

As at December 31, 2005, Southwestern had a solid balance sheet with working capital of $62.0 million and no long term debt. During 2005, the Company received aggregate net proceeds of $30,267,000 pursuant to two separate private placements: i) A bought deal financing arrangement with a syndicate of underwriters of 2,450,000 common shares at $10.80 per share, and

ii) A non-brokered private placement by Newmont Mining Corporation of Canada Ltd. ("Newmont Canada") for 400,000 common shares at $13.00 per share.

In December 2005, the Company also received final payment of US$3.5 million from Compania de Minas Buenaventura S.A.A. ("Buenaventura"), relating to the sale of the Company's interest in the Poracota Property in Peru.

Approximately $17.8 million was spent on exploration during the year, the majority of which related to drilling and associated costs at the Boka Gold Project.

C H I N A

B O K A   G O L D   P R O J E C T

The Company's main project in China is the Boka Gold Project located in Yunnan Province about 265 kilometres by road north of the capital city of Kunming. The Boka Project is the subject of a Sino-Foreign Joint Venture contract between a Southwestern subsidiary and Team 209 of the Yunnan Nuclear Industry of Yunnan Province ("Team 209"). The Joint Venture Company (Yunnan Gold Mountain Mining Co. Ltd.) is owned 90% by Southwestern and 10% by Team 209. Southwestern is contributing 100% of the exploration funds with Team 209 retaining a 10% carried share holding in the Joint Venture Company, which has a 25 year business license. The Boka Project is comprised of three exploration concessions and three mining licenses covering 157 square kilometres. These concessions and licenses are registered in the name of the Joint Venture Company.

The Boka Project has been the subject of an intense drilling program focused mainly on the Boka 1 Gold Zone. To January 31, 2006, 156 holes had been completed totalling approximately 62,000 metres. The majority of this drilling has been carried out at Boka 1 mostly on a 50 metre by 50 metre spacing.

In 2005, Hatch Limited, an internationally recognized engineering firm, completed the Preliminary Assessment Report on the Boka Gold Project. The assessment was based on 67 drill holes and, in view of subsequent drill results not used in the report, it is management's belief that the mine plan set forth by Hatch may be conservative. Results from the Hatch Report concluded that the Company should immediately commence a pre-feasibility study on the Boka Gold Project and concluded positively on the scope for developing a mining operation with a capacity to support production levels of 200,000 ounces of gold per annum.

The Hatch Report also concluded that the Boka Gold Project contained an indicated resource of 10.45 million tonnes grading 2.88 grams per tonne gold equivalent to 966,000 ounces gold, and an inferred resource of 45.78 million tonnes grading 2.75 grams per tonne gold equivalent to 4,048,000 ounces gold. Furthermore, the Hatch Report concluded that these resources could support an open pit mining operation with estimated cash costs of US$143 per ounce of gold. Capital costs for the mining operation were estimated at US$174 million.

The Company awarded the preparation of a pre-feasibility study to Ausenco Limited, an internationally recognized, Australian-based firm that specializes in the provision of engineering construction and project management services to the mining and mineral processing industry, particularly in the Asian region. Ausenco was the lead engineering firm for the development of Sinogold's Jinfeng Mine, the largest foreign owned gold mine in China. Golder Associates Pty Ltd. and SRK Consulting have been contracted to work on areas such as environmental, tailings disposal, pit design and resource estimates.

Y U N N A N   P O R P H Y R Y   J O I N T   V E N T U R E

The Company, through a wholly owned subsidiary, and Newmont Overseas Exploration Limited are evaluating an area in western Yunnan of approximately 62,000 square kilometres on a 50/50 basis. Targets in the area include copper-gold porphyries and alkaline related gold systems. The Joint Venture has collected over 4,000 BLEG (bulk leach extractable gold) stream sediment samples as a first-pass evaluation. Several important anomalous gold areas have been identified and an aggressive follow-up program will commence in early 2006.

P E R U

L I A M   G O L D  -  S I L V E R   P R O J E C T

The Liam Project is situated in the Department of Cuzco in the southern portion of the Peru Tertiary Volcanic Belt and located 170 kilometres northwest of Arequipa. The Project is a 50/50 Joint Venture with Newmont Peru Limited and is comprised of 367,000 hectares of exploration concessions. Southwestern is the manager of the Project. The Project area lies within the Peruvian Altiplano at an altitude of 4,470 metres to 5,370 metres. Liam is accessible by road from the mining community of Orcopampa, where an airstrip allows access by charter aircraft from Lima or Arequipa. It is a two hour drive by gravel road to the Liam Project from Orcopampa.

Exploration work conducted by the Joint Venture partners so far has identified nine gold-silver zones of various types hosted within Tertiary volcanics and Cretaceous sediments. Selected areas of mineralization are discussed below.

Cerro Crespo

Cerro Crespo outcrops as a prominent northwest-southeast trending ovoid shaped ridge with near vertical edges. The ridge is mainly comprised of hydrothermal and magmatic breccias containing vuggy silica and alunite with variable amounts of hematite/limonite. Higher grade gold and silver mineralization in drill holes at the Cerro Crespo Zone is associated with late fractures in the breccias and with intense limonite-hematite. Infill drilling is planned to be completed at Cerro Crespo in 2006.

Cerro Queshca

Cerro Queshca is located approximately 1 kilometre north of Cerro Crespo. Six zones of outcropping mineralization have been identified at Cerro Quescha and drilling has shown these zones to be possibly isolated remnants of an eroded larger system. In places, mineralization at Cerro Queshca is high grade and normally associated with intense silicification and late hematite filled fracturing.

Farallon

The Farallon Zone is located approximately 10 kilometres southwest of Cerro Crespo and is a large epithermal system of low sulphidation gold mineralization extending for 1,000 metres by 800 metres. The mineralized zone outcrops as a prominent ridge trending northwest-southeast and is covered by post mineralization volcanics to the north and east. Extensive rock chip sampling on one metre channels has shown that surface gold concentrations are generally in the 0.2 to 0.5 gram per tonne range with isolated areas of higher grade from 5 to 128 grams per tonne gold. A preliminary drilling program was completed at Farallon in late 2005 and results for the drilling are pending.

Astana

The Astana gold-silver zone is located approximately 1 kilometre west of Farallon and outcrops over an area of 400 metres by 200 metres. Gold-silver mineralization at Astana is high sulphidation in nature and associated with vuggy silica and alunite. Extensive rock chip sampling of the Astana Zone indicates surface values for gold ranging from 0.2 to 1.8 grams per tonne. Silver values in rock chip samples returned values of up to 450 grams per tonne. A first phase drill program was completed in late 2005 and results are pending.

Careli

The Careli Zone is located approximately 30 kilometres northeast of Cerro Crespo and outcrops poorly along a northwest-southeast trending prominent dome shaped ridge. Gold mineralization is associated with high sulphidation alteration in a zone 700 metres by 200 metres. Rock chip sampling of sporadic outcrop within this domal feature returned gold values ranging from 0.1 to 3.6 grams per tonne. A first phase drilling program is planned to commence in the second quarter of 2006.

Huacullo

The Huacullo Zone is located 20 kilometres northwest of Cerro Crespo and is underlain by Cretaceous sediments and Tertiary volcanics. Several types of mineralization occur at Huacullo including extensive hydrothermal breccia zones ranging in width from 0.5 metres to 6 metres and extending for up to 1,000 metres in length. The breccias are comprised of both Cretaceous sediment and Tertiary volcanic fragments in a silica matrix. Forty-two rock chip samples were collected across the breccia zone of which 11 samples report values ranging from 0.5 grams per tonne gold to 19 grams per tonne gold.

The No. 1 vein system at Huacullo extends discontinuously for 1,200 metres and ranges in width from 0.4 metres to 10 metres. The vein is comprised of white to grey banded quartz with grey coloured sulphides, in places of molybdenum and an unidentified silver mineral. A total of 46 rock chip samples were collected in the vein structure of which 26 reported values of 0.12 to 1.2 grams per tonne gold, 2.12 to 103 grams per tonne silver and 42 to 649 parts per million molybdenum. Further sampling and data evaluation will be completed prior to making a drilling decision.

A C C H A  -  Y A N Q U E

The Accha-Yanque Zinc Project, located 120 kilometres south of Cuzco, is situated within a 35 kilometre long northeast-southwest trending belt of numerous oxide zinc occurrences located along the western margin of the Apurimac Batholith. Only the Accha Zone has seen extensive drilling, with preliminary drilling completed at Yanque, Capayocc and Azulcancha.

The Accha Zinc deposit, located in the northeast portion of this belt, is presently undergoing a pre-feasibility study including metallurgical reviews, geological modelling, resource calculations, environmental/social impact studies, logistics and mine planning. As part of the Accha pre-feasibility, drill programs will be conducted at Accha, Azulcancha, Capayocc, Yanque and Puyani to evaluate the combined resources of the belt into one mine plan. It is anticipated that the pre-feasibility study will be completed by the end of 2006.

A N T A Y   P R O J E C T

The Antay Copper-Molybdenum Porphyry Project, comprised of 50,000 hectares of exploration concessions, is situated within the Tintaya-Bambas Copper Gold Belt and is accessible by road from the city of Cuzco located about 150 kilometres northeast of the Project area. The Antay Project is 100% owned by Southwestern and is subject to a Joint Venture Agreement with Anglo American Exploration Peru S.A. ("Anglo"). Under the terms of the agreement, Anglo can earn up to 70% of the Project by completing a bankable feasibility study and subscribing for US$5 million worth of Southwestern shares (57,848 shares worth US$500,000 have been issued to date).

During 2005, Anglo focused exploration work in the southern portion of the Project area within the Ccora Sur Porphyry Zone. Anglo completed an extensive detailed mapping and sampling program plus an induced polarization geophysical survey. The Anglo work confirmed the presence of a large porphyry copper-molybdenum system associated with an induced polarization chargeability anomaly extending for 2.5 kilometres by 1.2 kilometres and a minimum 500 metre depth. A planned drilling program to initially test the Ccora Sur area is in the permitting stage and it is anticipated that drilling will commence in the second quarter of 2006.

R E S U L T S   O F   O P E R A T I O N S

The consolidated net loss for the years ended December 31, 2005, 2004 and 2003 was $9.5 million or $0.22 per share, $18.5 million or $0.44 per share and $8.0 million or $0.23 per share respectively.

The decrease in 2005 arose mainly due to a decline in stock-based compensation totalling $6.9 million and gains resulting from the partial sale of the Company's investment in FNX Mining Company Inc. ("FNX") as well as the sale of its interest in the Poracota Property in Peru. The increase in 2004 was the result of higher stock-based compensation expense recorded during the year.

The consolidated net loss for the fourth quarter of 2005 was $779,000 or $0.02 per share compared with a net loss of $1,238,000 or $0.02 per share for the same period in 2004. The decrease was the result of a gain on disposition of FNX shares

($441,000) in October 2005 as well as a gain arising from the sale of the Company's 50% interest in the Poracota Property ($640,000). These gains were partially offset by higher consulting fees in comparison to those recorded during the fourth quarter ended December 31, 2004.

A total of 1,309,500 stock options were granted in 2005 that resulted in stock-based compensation expense totalling $5.4 million compared to 1,793,000 stock options granted in 2004 resulting in compensation expense of $12.4 million and 182,000 options granted in 2003 resulting in stock-based compensation expense of $728,000. Only 1,042,500 stock options granted in 2005 have vested. The lower number of options vesting and a lower weighted-average grant date fair value in 2005 compared to 2004 are the main reasons for the decrease in stock-based compensation expense.

Overall general and administrative expenses increased to $3.8 million in 2005 compared with $3.2 million in 2004 and $2.4 million in 2003. The increase was mainly due to higher consulting fees (increase of $477,000) and salaries and benefits (increase of $156,000). Additional consultants were retained for corporate services and existing consultants charged greater fees for corporate related matters. Salaries and benefits increased due to the expansion of staff resources in all areas of the Company required to meet the needs created by increased business activity. Other general and administrative expenses such as shareholder information, office, legal and accounting, and travel remained fairly constant in comparison to the previous years.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars. The higher foreign exchange losses recorded resulted from the strengthening of the Canadian dollar during the year.

General exploration expense relates to expenditures of a generative nature along with some of the costs of maintaining the Company's foreign exploration offices. General exploration expense was higher in 2005 due to increased general reconnaissance work being conducted in China and Peru.

The Company wrote off $698,000 in resource property costs, of which $452,000 pertained to the Sichuan Project in China. The Sichuan Project was generated in early 2003 based on a letter agreement between the Company and Chengdu Institute of Environmental Geology and Mineral Resources Development. The remaining balance written off related to various non-core projects in Peru. In 2004, the Company wrote off expenditures totalling $3,193,000 mainly comprised of the Tecka Project in Argentina ($1,688,000) and the Puno Project in Peru ($561,000) as well as other non-core projects in Peru. In 2003, the Company wrote off expenditures totalling $1,906,000 comprised of properties in Peru.

Interest and other income is comprised of interest revenue and management fees charged to affiliated companies and was higher in 2005 and 2004 due to a larger treasury.

During 2005, the Company recorded a loss of $218,000 as its equity in the operations of affiliated companies compared with a gain of $458,000 during 2004 and a loss of $1,280,000 during 2003. The current year loss relates to the Company's share of losses recorded by Superior Diamonds Inc. ("Superior") ($191,000) and Aurora Platinum Corp. ("Aurora") ($27,000). The variance between 2005 and 2004 is due to Aurora recording a profit in 2004 that resulted in Southwestern recording a gain of $597,000. The loss in 2003 was the result of a write off of foreign assets of an affiliated company.

In June 2005, all of the issued and outstanding shares of Aurora were acquired by FNX. As a result Southwestern received 644,133 shares of FNX. In late 2005, Southwestern sold 224,626 FNX shares and realized a gain of $1,018,480.

In 2002, the Company signed an agreement with Buenaventura to sell its 50% interest in the Poracota Property in Peru for US$4.5 million. Under the terms of the agreement, Buenaventura made payments to Southwestern of US$100,000 in 2002, US$200,000 in 2003, US$300,000 in February 2005 and made the final payment of US$3,900,000 in December 2005 to complete the transaction, resulting in a gain of $640,000.

Dilution gains of $414,000 (2004 - $537,000; 2003 - $174,000) were recorded as a result of equity financings completed by Superior and Aurora during these years.

Gains or losses on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is it required to make any payments) for such transactions.

Equity in operations of affiliated companies represents the Company's share of the net gains or losses for the reporting period in a significantly influenced company.

A N N U A L   F I N A N C I A L   I N F O R M A T I O N

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements. All dollar amounts are in Canadian dollars.

For the years ended December 31		2005	2004	2003

(C$ in thousands except per share amounts)

F I N A N C I A L R E S U L T S
INTEREST AND OTHER INCOME		1,346	1,127	445
NET LOSS		(9,540)	(18,525)	(8,049)
LOSS PER SHARE*		(0.22)	(0.44)	(0.23)

F I N A N C I A L P O S I T I O N
WORKING CAPITAL		62,024	48,260	23,414
MINERAL PROPERTIES		34,879	23,587	15,526
TOTAL ASSETS		108,174	82,179	45,264
SHARE CAPITAL		178,923	149,476	107,635
DEFICIT		(93,340)	(83,800)	(65,275)

NUMBER OF COMMON SHARES ISSUED
AND OUTSTANDING		45,934	42,786	39,122

Q U A R T E R L Y F I N A N C I A L I N F O R M A T I O N

2005 fiscal quarter ended	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005

(C$ in thousands except per share amounts)

INTEREST AND OTHER INCOME	460	289	292	305
NET LOSS	(779)	(2,081)	(4,348)	(2,332)
LOSS PER SHARE*	(0.02)	(0.05)	(0.10)	(0.05)

2004 fiscal quarter ended	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004

INTEREST AND OTHER INCOME	342	311	280	194
NET LOSS	(1,238)	(1,375)	(4,085)	(11,827)
LOSS PER SHARE*	(0.02)	(0.02)	(0.10)	(0.30)

*Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a significant variation between the first quarter of 2005 and 2004. This was due to a reduced amount of stock-based compensation expense recorded in March 2005. The variation in the quarters ended September 30 is comprised of higher general and administrative expenses and foreign exchange losses whereas the variation between the fourth quarters is due to a gain in disposition of mineral properties. The large increase in net loss from the first quarter to the second quarter of 2005 was the result of stock option grants and the related stock-based compensation expense.

F I N A N C I A L   C O N D I T I O N ,   L I Q U I D I T Y   A N D   C A P I T A L   R E S O U R C E S

The Company is not in commercial production on any of its mineral properties and, accordingly, it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company is in excellent financial condition with no long-term debt and working capital as at December 31, 2005 of $62.0 million.

The Company expended $5.2 million on net operating activities during the year ended December 31, 2005 compared with $4.0 million in 2004 and $4.3 million in 2003. The increase in 2005 relates to higher general and administrative and general reconnaissance costs as well as foreign exchange losses.

The Company expended $9.5 million on investing activities during 2005 compared with $12.3 million in 2004 and $5.0 million in 2003. During 2005, the Company expended $10.4 million on mineral property and related deferred costs in China and Peru. The majority of the expenditures were incurred on the extensive drilling program at the Boka Project in China. The Company also completed a Preliminary Assessment Report, which recommended the preparation of the full pre-feasibility study commenced in 2005. A total of $1.9 million was expended on acquisition of shares in Superior ($400,000) and Lake Shore Gold Corp. ("Lake Shore") ($1.5 million) and a further $200,000 on capital assets. The Company also received proceeds of approximately $3.0 million from the sale of FNX shares. In 2004, the primary focus of mineral property expenditures was also on the Boka Project and, to a lesser degree, the Liam and Antay projects in Peru, and a net $1.4 million was expended on the acquisition/disposition of investments. In 2003, $4.9 million was expended on mineral properties in China and Peru.

The carrying value of resource properties increased by $11.3 million as a result of exploration expenditures of $17.8 million which were offset by $698,000 in resource property write offs and US$3.8 million received from Buenaventura pursuant to the Poracota option agreement and a further $1.3 million in cost recovery recorded as a result of the private placement with Newmont Canada which was purchased at a premium. A total of $14.0 million was spent in China of which $13.4 million relates to the Boka Gold Project, and another $3.8 million on projects in Peru.

The Company generated net proceeds from financing activities of $29.4 million in 2005, $41.8 million in 2004 and $28 million in 2003. The majority of the proceeds arose from private placement share issuances as noted below:

i) In July 2005, the Company received net proceeds of $608,346 by issuing 57,848 common shares pursuant to the Antay Property option agreement.

ii) In October 2005, Newmont Canada purchased 400,000 common shares of Southwestern at a price of $13.00 per share for proceeds of $5.2 million. The price, at a premimum of $3.33 per share to the market price, resulted in $1,332,000 of the gross proceeds being recorded as a reduction to mineral properties rather than an increase in share capital.

iii) Also in October 2005, the Company received net proceeds of $24.9 million by issuing 2,450,000 common shares to a syndicate of underwriters at a price of $10.80 per share.

Share issue costs for financings completed in 2005 totalled $1,592,842.

In May 2005, the Company received regulatory approval of its "Notice of Intention To Make a Normal Course Issuer Bid." The Company has the option to acquire up to 2 million of its own common shares until May 26, 2006. During 2005, the Company purchased 80,000 shares for total consideration of $778,144.

In September 2005, the Company purchased 2 million common shares of Lake Shore at a net cost of $1,515,000. In April 2005, the Company also purchased an additional 888,889 common shares of Superior at a cost of $400,000. As at December 31, 2005, the Company's investments had a carrying value of $8,084,000 (2004 - $8,027,000) and a market value of $16,390,000 (2004 - $9,089,000)

The Company has commitments totalling $1,725,917 over five years (2006 to 2009 - $363,351 per year; 2010 - $272,513) pertaining to its leasehold obligations. With respect to other contractual obligations, there are no material changes during the current period that are outside the ordinary course of the Company's business.

O U T S T A N D I N G   S H A R E   C A P I T A L

As at March 6, 2006, there were 46,239,522 common shares issued and 46,159,522 common shares outstanding and the following options:

Number of
Exercise	Options
Price	Outstanding
Range	(000's)
$1.46-$10.00	583
$10.40-$13.60	1,242
$14.95-$18.38	1,634
3,459

C R I T I C A L   A C C O U N T I N G   P O L I C I E S   A N D   E S T I M A T E S

Acquisition costs of mineral properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

The Company's financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, a note receivable, investments and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

CICA Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

For the year ended December 31, 2005, total stock-based compensation expense of $5,435,000 (2004 - $12,377,000; 2003 -$728,000) was calculated using the following assumptions: no dividends are to be paid; expected volatility of 58% (2004 -47%; 2003 - 96%); risk-free interest rate of 3.5% (2004 - 5%; 2003 - 5%) and expected life of 3.5 years (2004 - 3.5 years; 2003 - 5 years). An equivalent amount is included in contributed surplus.

R E L A T E D   P A R T Y   T R A N S A C T I O N S

During the year ended December 31, 2005, the Company paid remuneration to directors and to companies controlled by officers who are also directors in the amount of $514,750 (2004 - $808,781; 2003 - $520,573). The Company received management fees totalling $117,000 (2004 - $192,000; 2003 - $240,000) from Aurora ($6,000 per month), Superior ($3,000 per month) and Lake Shore ($3,000 per month). These are companies related by way of common directors. Aurora ceased to be a related party effective July 1, 2005 as a result of its acquisition by FNX.

There was also $6,194 (2004 - $17,006) due to Southwestern from the aforementioned companies at December 31, 2005.

C O R P O R A T E   G O V E R N A N C E

The Company's Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.

The current Board of Directors is comprised of five individuals, three of whom are neither officers nor employees of the Company and are unrelated in that they are independent of management. The Audit Committee is comprised of three directors who are independent of management. Two of the three Audit Committee members are professional accountants.

The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval. The Audit Committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

Management is responsible for the preparation and integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has also undertaken the task of evaluating the internal controls and disclosure controls in order to comply with certification requirements of sections 404 and 302 of the Sarbanes-Oxley Act.

R I S K S   A N D   U N C E R T A I N T I E S

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include share price volatility, uncertainty of additional financing, competition, title risks, political, environmental and insurance risks, fluctuations in mineral prices and foreign currencies, risks relating to statutory and regulatory compliance as well as political and economic uncertainty in developing countries. The specifics of the Company's risks are detailed in disclosures with the heading "Risk Factors" in the Company's periodic filings with securities regulators.

O U T L O O K

The Company's business philosophy has been to focus exploration efforts on areas with world class potential, and to leverage management's knowledge and technical expertise through joint venture agreements with major mining companies. Southwestern has been able to lead the way in developing highly prospective exploration projects in emerging countries. The Company will continue to focus the majority of its exploration activities in China and Peru and to seek opportunities to form additional joint ventures in order to reduce shareholder risk. With its current treasury, the Company is also in an advantageous position to seek new opportunities.

Over the course of the past twelve years as a publicly listed company, Southwestern has been very successful in its ability to raise equity capital. However, as a mineral exploration company, the future liquidity of Southwestern will be affected by its ability to raise capital as required. In management's view, the Company's cash position is more than sufficient to complete the two pre-feasibility studies initiated in China (Boka) and Peru (Accha), to fund planned exploration programs and for project generation.

A D D I T I O N A L   I N F O R M A T I O N

Additional information is provided in the Company's audited consolidated financial statements for the year ended December 31, 2005 and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

Exhibit 99.3

REPORT OF INDEPENDENT REGISTERED

CHARTERED ACCOUNTANTS

T O   T H E   S H A R E H O L D E R S   O F   S O U T H W E S T E R N   R E S O U R C E S   C O R P .

We have audited the consolidated balance sheets of Southwestern Resources Corp. as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2005, and for the period from inception to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 and for the period from inception to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

VANCOUVER, BRITISH COLUMBIA

March 6, 2006

Exhibit 99.4

CONSOLIDATED BALANCE SHEETS

A N   E X P L O R A T I O N   S T A G E   C O M P A N Y

As at December 31 (C$ in thousands)	2005	2004
A S S E T S
CURRENT
CASH AND CASH EQUIVALENTS (note 3)	$ 63,809	$49,119
EXPLORATION ADVANCES AND OTHER RECEIVABLES	691	764
	64,500	49,883
PROPERTY, PLANT AND EQUIPMENT (note 4)	711	682
MINERAL PROPERTIES (note 5)	34,879	23,587
INVESTMENTS (note 6)	8,084	8,027
	$ 108,174	$82,179
L I A B I L I T I E S
CURRENT
ACCOUNTS PAYABLE	$ 169	$50
ACCRUED CHARGES	2,307	1,573
	2,476	1,623
COMMITMENTS (note 13)
S H A R E H O L D E R S ' E Q U I T Y
SHARE CAPITAL (note 8)
AUTHORIZED
UNLIMITED
ISSUED
45,934,000 SHARES (2004 - 42,786,000)	178,923	149,476
CONTRIBUTED SURPLUS	20,115	14,880
DEFICIT	(93,340)	(83,800)
	105,698	80,556
	$ 108,174	$82,179

See accompanying notes to consolidated financial statements

APPROVED BY THE BOARD

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

A N   E X P L O R A T I O N   S T A G E   C O M P A N Y

	Cumulative from
	inception to
	December 31
For the years ended December 31	2005	2005	2004	2003
(C$ in thousands except per share amounts)
E X P E N S E S
GENERAL AND ADMINISTRATIVE (note 11)	$ 31,332	$ 3,841	$3,177	$ 2,420
GENERAL EXPLORATION	14,445	2,168	1,648	1,345
MINERAL PROPERTY COSTS WRITTEN OFF (note 5)	37,383	698	3,193	1,906
FOREIGN EXCHANGE (GAIN) LOSS	(1,504)	566	324	987
AMORTIZATION	840	37	36	42
LOSS BEFORE UNDERNOTED ITEMS	(82,496)	(7,310)	(8,378)	(6,700)
INTEREST AND OTHER INCOME	15,089	1,346	1,127	445
GAIN ON SHARES ISSUED BY
AFFILLIATED COMPANIES (note 6)	5,597	414	537	174
GAIN ON SALE OF INVESTMENTS (note 6)	1,166	1,018	108	40
(LOSS) GAIN ON DISPOSITION OF PROPERTY,
PLANT AND EQUIPMENT	(110)	5	-	-
WRITE DOWN OF INVESTMENTS	(4,596)	-	-	-
GAIN ON DISPOSITION OF MINERAL
PROPERTIES (note 5)	640	640	-	-
EQUITY IN OPERATIONS OF AFFILIATED
COMPANIES (note 6)	(6,872)	(218)	458	(1,280)
STOCK-BASED COMPENSATION (note 8)	(19,025)	(5,435)	(12,377)	(728)
NET LOSS FOR THE YEAR	(90,607)	(9,540)	(18,525)	(8,049)
DEFICIT AT BEGINNING OF YEAR	-	(83,800)	(65,275)	(57,226)
LOSS ON SALE OF OWN SHARES	(2,733)	-	-	-
DEFICIT AT END OF YEAR	$ (93,340)	$ (93,340)	$(83,800)	$ (65,275)
LOSS PER SHARE - BASIC AND DILUTED		$ (0.22)	$(0.44)	$ (0.23)
WEIGHTED-AVERAGE NUMBER OF
SHARES OUTSTANDING		43,633	41,816	35,422

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

A N   E X P L O R A T I O N   S T A G E   C O M P A N Y

		Cumulative from
		inception to
		December 31
For the years ended December 31		2005	2005	2004	2003
(C$ in thousands)
O P E R A T I N G A C T I V I T I E S
NET LOSS FOR THE YEAR		$ (90,607)	$ (9,540)	$ (18,525)	$ (8,049)
ITEMS NOT INVOLVING CASH
AMORTIZATION		840	37	36	42
MINERAL PROPERTY COSTS WRITTEN OFF		37,383	698	3,193	1,906
GAIN ON SHARES ISSUED BY
AFFILIATED COMPANIES		(5,597)	(414)	(537)	(174)
GAIN ON SALE OF INVESTMENTS		(1,191)	(1,018)	(108)	(40)
LOSS (GAIN) ON DISPOSITION OF PROPERTY
PLANT AND EQUIPMENT		110	(5)	-	-
WRITE DOWN OF INVESTMENTS		4,596	-	-	-
GAIN ON DISPOSITION OF
MINERAL PROPERTIES		(640)	(640)	-	-
EQUITY IN OPERATIONS OF
AFFILIATED COMPANIES		6,872	218	(458)	1,280
STOCK-BASED COMPENSATION		19,025	5,435	12,377	728
		(29,209)	(5,229)	(4,022)	(4,307)
CHANGE IN NON-CASH OPERATING
WORKING CAPITAL ITEMS
(INCREASE) DECREASE IN EXPLORATION
ADVANCES AND OTHER RECEIVABLES		(392)	62	(68)	(34)
INCREASE IN ACCOUNTS PAYABLE
AND ACCRUED CHARGES		379	13	131	19
CASH USED IN OPERATING ACTIVITIES		(29,222)	(5,154)	(3,959)	(4,322)
I N V E S T I N G A C T I V I T I E S
ACQUISITION OF INVESTMENTS		(11,381)	(1,915)	(1,502)	-
DISPOSITION OF INVESTMENTS		3,090	2,970	149	-
DECREASE IN CASH DUE TO CHANGE IN
ACCOUNTING FOR INVESTMENT IN
CANABRAVA DIAMOND CORPORATION		(3,356)	-	-	-
MINERAL PROPERTY EXPENDITURES		(83,850)	(14,898)	(10,469)	(4,912)
DISPOSITION OF MINERAL PROPERTY		4,539	4,539	-	-
ADDITIONS TO PROPERTY, PLANT
AND EQUIPMENT		(3,443)	(203)	(480)	(78)
CASH USED IN INVESTING ACTIVITIES		(94,401)	(9,507)	(12,302)	(4,990)
F I N A N C I N G A C T I V I T I E S
SHARES ISSUED		182,827	30,129	41,841	28,050
SHARES PURCHASED		(14,214)	(778)	-	-
SHARES RESOLD		8,694	-	-	-
NON-CONTROLLING INTEREST		10,325	-	-	-
NOTE RECEIVABLE		(200)	-	-	-
CASH PROVIDED BY FINANCING ACTIVITIES		187,432	29,351	41,841	28,050
INCREASE IN CASH AND CASH
EQUIVALENTS DURING THE YEAR		63,809	14,690	25,580	18,738
CASH AND CASH EQUIVALENTS
BEGINNING OF YEAR		-	49,119	23,539	4,801
CASH AND CASH EQUIVALENTS END OF YEAR		$ 63,809	$ 63,809	$49,119	$ 23,539
CASH AND CASH EQUIVALENTS CONSIST OF:
CASH			$ 60,963	$48,211	$ 1,408
SHORT-TERM INVESTMENTS			2,846	908	22,131
			$ 63,809	$49,119	$ 23,539
S U P P L E M E N T A L C A S H F L O W I N F O R M A T I O N	(note 12)

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004
(All tabular amounts are in thousands of dollars)

1 . D E S C R I P T I O N O F B U S I N E S S

Southwestern Resources Corp. ("Southwestern" or the "Company) is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially those with the potential to host gold, silver and base metals, primarily in Peru and China. Operations are conducted either directly or through agreements with third parties. The Company has not determined whether these properties contain mineral reserves which are economically recov-
erable. The recoverability of amounts capitalized as mineral properties is dependent upon the discovery of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and attainment of future profitable production from the properties or proceeds from disposition.

2 . S I G N I F I C A N T   A C C O U N T I N G   P O L I C I E S

A )   B A S I S   O F   P R E S E N T A T I O N
The consolidated financial statements are prepared based upon Canadian generally accepted accounting principles. Information with respect to generally accepted accounting principles in the United States is provided in Note 14.

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as sub-
sidiaries, are consolidated. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated.
Variable Interest Entities ("VIEs"), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline ("AcG") 15, "Consolidation of Variable
Interest Entities" ("AcG 15"), are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected loss-
es and/or expected residual returns. Through this process the Company did not identify any less than 50% VIEs that required consolidation. All intercompany balances and transactions have been eliminated upon consolidation.

B ) C A S H   A N D   C A S H   E Q U I V A L E N T S
Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

C ) I N V E S T M E N T S
Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company's share of earnings or losses and reduced by dividends and distributions received. Other investments are accounted for using the cost method. Impairments in value, other than those that are temporary in nature, are recorded as a charge to operations.

D ) F I N A N C I A L   I N S T R U M E N T S
The Company's financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, note receivable, investments and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature except for investments whose fair value is disclosed in note 6.

E ) M I N E R A L   P R O P E R T I E S
Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized.
When production is attained these costs will be amortized. When capitalized expenditures on individual mineral properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

Expenditures of a general reconnaissance nature along with some of the costs of maintaining foreign exploration offices are written off to general exploration during the year.

F ) J O I N T   V E N T U R E S
The Company holds a significant portion of its interests in mineral properties through joint venture agreements. Currently the
Company does not conduct its operating activities through these joint venture arrangements.

G ) P R O P E R T Y ,  P L A N T   A N D   E Q U I P M E N T

Property, plant and equipment is recorded at cost. Amortization is computed using the declining-balance method based on annual rates as follows:

OFFICE AND OTHER EQUIPMENT	20%
COMPUTER EQUIPMENT	30%
LEASEHOLD IMPROVEMENTS	STRAIGHT-LINE OVER 6 YEARS
VEHICLES	30%

H ) F O R E I G N   C U R R E N C Y   T R A N S A C T I O N

All foreign currencies are translated into Canadian dollars using weighted-average rates for the year for items included in the consolidated statements of loss and deficit, the rate in effect at the balance sheet date for monetary assets and liabilities, and historical rates for other assets included in the consolidated balance sheets. Translation gains or losses are included in the determination of income.

I ) F U T U R E   I N C O M E   T A X E S

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

J ) M E A S U R E M E N T   U N C E R T A I N T Y

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates where management's judgment is applied include asset valuations, income taxes, contingent liabilities and stock-based compensation. Actual results may differ from those estimates.

K ) S T O C K   O P T I O N S

The fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period.

L ) E A R N I N G S  ( L O S S )  P E R  S H A R E

Basic earnings (loss) per share is computed by dividing net income or loss (the numerator) by the weighted-average number of outstanding common shares for the period (the denominator). In computing diluted earnings per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the treasury stock method. In all periods presented, fully diluted loss per share is not presented, as it is anti-dilutive.

M ) P R I O R   Y E A R ' S   C O M P A R A T I V E S

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

3 .. C A S H   A N D   C A S H   E Q U I V A L E N T S

Cash and cash equivalents of $63.8 million (2004 - $49.1 million) consist of cash and highly liquid money market instruments with credit ratings which expose the Company to minimal credit risk.

4 .. P R O P E R T Y ,   P L A N T   A N D   E Q U I P M E N T

As at December 31			2005
		Accumulated	Net Book
	Cost	Amortization	Value
OFFICE AND OTHER EQUIPMENT	$ 768	$ 575	$ 193
COMPUTER EQUIPMENT	866	647	219
VEHICLES	922	623	299
	$ 2,556	$ 1,845	$ 711

As at December 31			2004
		Accumulated	Net Book
	Cost	Amortization	Value
OFFICE AND OTHER EQUIPMENT	$ 693	$ 543	$ 150
COMPUTER EQUIPMENT	771	604	167
VEHICLES	892	527	365
	$ 2,356	$ 1,674	$ 682

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $141,309 (2004 -$153,823).

5 .. M I N E R A L   P R O P E R T I E S

A )

	December 31	December 31
	2005	2004
C H I N A
BOKA	$ 25,596	$12,219
YUNNAN PORPHYRY	655	178
OTHER	539	407
T O T A L C H I N A	26,790	12,804
P E R U
LIAM GOLD-SILVER	3,194	3,501
PORACOTA	-	4,265
BAMBAS WEST	715	690
BAMBAS NORTH	623	353
ANTAY	748	660
MINASPATA	438	-
OTHER	2,371	1,314
T O T A L P E R U	8,089	10,783
T O T A L	$ 34,879	$23,587

B ) For the year ended December 31, 2005, the significant expenditures were as follows:

	Boka	Liam Gold-Silver	Yunnan Porphyry	Other	Total
BALANCE, BEGINNING OF YEAR	$ 12,219	$ 3,501	$ 178	$ 7,689	$ 23,587
PROPERTY ACQUISITION AND MAINTENANCE	63	443	-	179	685
ANALYTICAL	550	45	14	191	800
GEOPHYSICS	302	2	-	21	325
GEOLOGY	1,933	483	460	932	3,808
DRILLING	9,942	(8)	-	478	10,412
RESEARCH	35	30	-	287	352
PROJECT ADMINISTRATION	552	30	3	894	1,479
COST RECOVERY	-	(1,332)	-	-	(1,332)
SALE OF INTEREST	-	-	-	(4,539)	(4,539)
PROPERTY COSTS WRITTEN OFF	-	-	-	(698)	(698)
BALANCE, END OF YEAR	$ 25,596	$ 3,194	$ 655	$ 5,434	$ 34,879

For the year ended December 31, 2004, the significant expenditures were as follows:

	Boka	Antay	Liam Gold-Silver	Other	Total
BALANCE, BEGINNING OF YEAR	$ 3,760	$ -	$ 2,566	$ 9,200	$ 15,526
PROPERTY ACQUISITION AND MAINTENANCE	2,463	241	550	173	3,427
ANALYTICAL	320	35	15	33	403
GEOPHYSICS	17	48	-	30	95
GEOLOGY	1,183	242	268	615	2,308
DRILLING	4,192	-	-	52	4,244
RESEARCH	51	42	41	119	253
PROJECT ADMINISTRATION	233	52	61	178	524
PROPERTY COSTS WRITTEN OFF	-	-	-	(3,193)	(3,193)
BALANCE, END OF YEAR	$ 12,219	$ 660	$ 3,501	$ 7,207	$ 23,587

C ) The Company conducts its exploration independently as well as through joint venture agreements with third parties where by a third party earns an interest in the Company's property by fulfilling terms as outlined in the agreement. The majority of joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by mak ing certain expenditures on the Company's properties over a period of time. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project owned by a third party.

C H I N A

In November 2002, Canadian Southwest Gold Inc. ("CSG"), a wholly owned subsidiary of the Company, signed a joint venture agreement (the "JV Agreement") with Team 209 of the Nuclear Industry of Yunnan Province, China ("Team 209") regarding the Boka Gold Project. Team 209 and CSG established a joint venture company (the "JV Company") to hold and operate the Boka Gold Project. As at December 31, 2005, CSG had earned a 90% interest in the JV Company by contributing to that company US$4,010,000 and making a payment of US$1.7 million to Team 209. Team 209 retains a 10% carried interest and CSG is the operator of the Project.

In December 2004, the Company entered into an agreement with Newmont to jointly explore an area of approximately 76,000 square kilometres in Yunnan and Sichuan provinces, China. Both Southwestern and Newmont have a 50% interest in the Yunnan Porphyry Project and are funding exploration on a pro rata basis.

During 2005, the Company wrote off $452,000 in exploration costs relating to the Sichuan Project in China.

P E R U

In October 2005, the option agreement with Newmont Peru Limited ("Newmont"), covering the Liam Core Area, was terminated and the area covered by that agreement was amalgamated into an amended Liam Regional Venture Agreement governing what is now referred to as the Liam Gold-Silver Project. Under the terms of the amended Liam Regional Venture Agreement, both Newmont and Southwestern each have a 50% working interest and will each contribute 50% of the exploration funding. Newmont can earn a 70% interest in those portions of the Project that it advances to a bankable feasibility study by funding 100% of the costs to place those deposits into commercial production. In a separate transaction, details of which are discussed in note 8, Newmont purchased 400,000 common shares of Southwestern by paying a premium of $3.33 per share totalling $1,332,000. This amount is classified as "cost recovery" and recorded as a reduction in mineral properties.

In 2002, the Company signed an agreement with Compania de Minas Buenaventura S.A.A. ("Buenaventura") to sell Southwestern's 50% interest in the Poracota Property in Peru for US$4.5 million. The final payment of US$3.9 million was received in December 2005 and resulted in the recording of a gain of $640,000.

During the year ended December 31, 2005, expenditures totalling $246,000 were written off relating to various non-core projects in Peru. Expenditures written off during 2004 relating to miscellaneous projects in Peru, including the Puno Project ($561,000), amounted to $1,505,000.

In 2005, a subsidiary of the Company entered into a Heads of Agreement with Anglo American Exploration Peru S.A. ("Anglo") under which Anglo can earn a 55% interest in the Antay Project by spending US$5 million in exploration over a five year period.

Once vested, Anglo will have the option to earn an additional 15% interest in the Project by producing, within the next five years, a bankable feasibility study on any specific target identified during the first option period. Anglo has a firm commitment to spend US$750,000 on exploration in the initial two years of the first option. To maintain the first option during the last three years, Anglo must spend annually a minimum of US$750,000 in exploration expenditures.

In a separate transaction, Anglo American BV ("Anglo BV") agreed to acquire the equivalent of US$5 million of Southwestern shares over a five year period. During 2005, Anglo BV purchased 57,848 common shares of Southwestern for gross proceeds of US$500,000 and has a firm commitment to purchase the equivalent of an additional US$500,000 of Southwestern common shares within the next year. Anglo BV has the right to elect not to subscribe with respect to the remaining US$4 million equivalent of Southwestern common shares.

O T H E R

In 2004, the Company wrote off all expenditures ($1,688,000) relating to the Tecka Project in Argentina.

6 .. I N V E S T M E N T S

A )

			December 31
			2005
			Quoted
		Carrying	Market
	Ownership %	Value	Value
S I G N I F I C A N T L Y I N F L U E N C E D A F F I L I A T E
SUPERIOR DIAMONDS INC. (i)	18.6	$ 1,242	$ 3,202
NOTE RECEIVABLE (ii)	-	200	-
		1,442	3,202

O T H E R
FNX MINING COMPANY INC. (iii)	1.0	3,840	5,701
MAXY GOLD CORP.	10.1	970	2,008
JINSHAN GOLD MINES INC.	1.0	317	539
LAKE SHORE GOLD CORP. (i)	2.5	1,515	4,940
		$ 8,084	$16,390

			December 31
			2004
			Quoted
		Carrying	Market
	Ownership %	Value	Value
S I G N I F I C A N T L Y I N F L U E N C E D A F F I L I A T E S
AURORA PLATINUM CORP.	15.7	$ 5,922	$ 4,702
SUPERIOR DIAMONDS INC.	19.8	618	2,261
NOTE RECEIVABLE	-	200	-
		6,740	6,963

O T H E R
MAXY GOLD CORP.	11.3	970	1,455
JINSHAN GOLD MINES INC.	2.1	317	671
		$ 8,027	$ 9,089

(i) In April 2005, the Company purchased 888,889 common shares of Superior Diamonds Inc. ("Superior") at a price of $0.45 per share totalling $400,000. The Company also acquired 2 million common shares of Lake Shore Gold Corp. ("Lake Shore") at a price of $0.75 per share.

(ii) As at December 31, 2005, the Company had in place an unsecured promissory note receivable from Superior in the amount of $200,000 due January 15, 2007 and bearing interest at a rate of 6% per annum. Interest income of $12,000 (September 30, 2004 - $12,500) has been recorded during the year.

(iii) In June 2005, all of the issued and outstanding shares of Aurora Platinum Corp. ("Aurora") were acquired by FNX Mining Company Inc. ("FNX"). As a result, Southwestern received 644,133 shares of FNX and accounts for the investment using the cost basis.

During the year ended December 31, 2005, the Company sold 224,626 common shares of FNX which resulted in a gain of $1,018,480.

(iv) In December 2004, the Company purchased by way of private placement 1,500,000 common shares of Superior at $0.40 per share for $600,000.

(v) During 2004, the Company sold its remaining shares of Consolidated Jaba Inc., an investment it had written off in 2002, and recorded a gain of $108,000.

B ) Details of gains on shares issued by, and equity in operations of, affiliated companies for the years ended 2005, 2004 and 2003 are as follows:

		For the year ended		For the year ended		For the year ended
		December 31, 2005		December 31, 2004		December 31, 2003
	Gain on	Equity in	Gain on	Equity in	Gain on	Equity in
	shares issued	operations of	shares issued	operations of	shares issued	operations of
	by affiliated	affiliated	by affiliated	affiliated	by affiliated	affiliated
	companies (i)	companies (ii)	companies (i)	companies (ii)	companies (i)	companies (ii)
AURORA PLATINUM CORP.	$ -	$ (27)	$ 385	$ 597	$ 100	$68
SUPERIOR DIAMONDS INC.	414	(191)	152	(139)	74	(1,348)
	$ 414	$ (218)	$ 537	$ 458	$ 174	$ (1,280)

(i) Gains on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled entity is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is required to make any payments) from these transactions.

(ii) Equity in operations of affiliated companies represents the Company's share of the net earnings or losses for the reporting period in a significantly influenced company.

7 . I N C O M E   T A X E S

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2005	2004	2003
CANADIAN STATUTORY FEDERAL INCOME TAX RATE	35%	36%	38%
RECOVERY OF INCOME TAXES COMPUTED AT
STATUTORY RATES	$ 3,339	$ 6,625	$ 2,936
EFFECT OF LOWER TAX RATES OF FOREIGN
JURISDICTIONS	(1,587)	(1,091)	(530)
NON-DEDUCTIBLE EXPENSES	(1,894)	(4,471)	(155)
NON-TAXABLE PORTION OF CAPITAL TRANSACTIONS	108	199	(203)
VALUATION ALLOWANCE	34	(1,262)	(2,048)
INCOME TAX PROVISION	$ -	$-	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

		2005	2004
OPERATING LOSS CARRY FORWARDS	$	$ 9,133	$8,733
TAX VALUE OF ASSETS IN EXCESS OF CARRYING VALUE		4,331	3,899
		13,464	12,632
LESS: VALUATION ALLOWANCE		(13,464)	(12,632)
NET FUTURE INCOME TAX LIABILITY		$-	$-

At December 31, 2005, the Company had the following loss carry forwards available for tax purposes:

Country	Amount	Expiry
CANADA	$12,951	2006-2015
PERU	$15,373	2006-2009
MAURITIUS	$305	none

8 .	S H A R E C A P I T A L
A )	I S S U E D A N D O U T S T A N D I N G

						For the year ended
						December 31, 2005
					Number of
	Number of		Treasury		Shares
	Shares Issued		Shares		Outstanding
	(000's)	Amount	(000's)	Amount	(000's)	Amount

BEGINNING OF YEAR	42,786	$ 149,476	-	$-	42,786	$ 149,476
PUBLIC OFFERING	2,450	24,908	-	-	2,450	24,908
PRIVATE PLACEMENT	458	4,442	-	-	458	4,442
OPTIONS EXERCISED	320	875	-	-	320	875
SHARES PURCHASED	-	-	80	778	(80)	(778)
END OF YEAR	46,014	$ 179,701	80	$ 778	45,934	$ 178,923

						For the year ended
						December 31, 2004
					Number of
	Number of		Treasury		Shares
	Shares Issued		Shares		Outstanding
	(000's)	Amount	(000's)	Amount	(000's)	Amount
BEGINNING OF YEAR	39,122	$ 107,635	-	$-	39,122	$ 107,635
PUBLIC OFFERING	2,300	38,523	-	-	2,300	38,523
OPTIONS EXERCISED	1,364	3,318	-	-	1,364	3,318
END OF YEAR	42,786	$ 149,476	-	$-	42,786	$ 149,476

In July 2005, the Company received net proceeds of $608,346 (US$500,000) by issuing 57,848 common shares at a price of $10.62 pursuant to the Antay Property agreement.

In October 2005, the Company received gross proceeds of $26,460,000 by issuing 2,450,000 common shares to a syndicate of underwriters at a price of $10.80 per share.

Also in October 2005, the Company completed a private placement whereby Newmont Mining Corporation of Canada Limited purchased 400,000 common shares of Southwestern at a price of $13.00 per share for proceeds of $5.2 million. The price included a $3.33 premium and resulted in $1,332,000 of the gross proceeds being recorded as a reduction to mineral properties rather than an increase in share capital.

Share issue costs for financings completed in 2005 totalled $1,592,842.

In May 2005, the Company received regulatory approval of its "Notice of Intention To Make a Normal Course Issuer Bid." The Company has the option to acquire up to 2 million of its own common shares until May 26, 2006. During 2005, the Company purchased 80,000 shares for total consideration of $778,144.

In June 2004, the company received shareholder and regulatory approval for a two for one stock split. The shares commenced trading on a split basis on June 15, 2004. All share and per share numbers reflect this change.

In March 2004, the Company received gross proceeds of $40,825,000 pursuant to the issuance of 2,300,000 common shares at a price of $17.75 per share to a syndicate of underwriters. Total share issue costs amounted to $2,301,609.

B ) S T O C K   O P T I O N S

Under the Company's stock option plan there were 3,659,000 options outstanding, of which 3,392,000 were exercisable, at December 31, 2005. The options may be exercisable for a period of up to five years and the exercise price is the volume weighted-average trading price for the last five trading days prior to the grant of the option. The Board of Directors determines the time during which any option may vest.

		2005		2004
		Weighted-		Weighted-
	Number of	Average	Number of	Average
	Options	Exercise	Options	Exercise
	(000's)	Price	(000's)	Price
OUTSTANDING AT BEGINNING OF YEAR	2,702	$ 12.08	2,274	$2.13
GRANTED	1,310	$ 10.78	1,793	$17.35
EXERCISED/CANCELLED	(353)	$ 3.29	(1,365)	$2.41
OUTSTANDING AT END OF YEAR	3,659	$ 12.46	2,702	$12.08
EXERCISABLE AT END OF YEAR	3,392	$ 12.63	2,702	$12.08

The following table summarizes information about stock options outstanding at December 31, 2005:

	Number of	Weighted-	Weighted-	Number of	Weighted-
Exercise	Options	Average	Average	Options	Average
Price	Outstanding	Remaining Years of	Exercise	Exercisable	Exercise
Range	(000's)	Contractual Life	Price	(000's)	Price
$1.46-$10.00	786	2.4	$3.45	756	$3.21
$10.40-$13.60	1,239	4.3	$11.06	1,002	$11.21
$14.95-$18.38	1,634	3.3	$17.86	1,634	$17.86
	3,659	3.4	$12.46	3,392	$12.63

C ) S T O C K - B A S E D   C O M P E N S A T I O N

As a result of 1,309,500 stock options granted, of which 1,042,500 vested, during the year ended December 31, 2005, the Company recorded $5,435,000 (2004 - $12,377,000; 2003 - $728,000) as stock-based compensation expense and included an equivalent amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A weighted-average grant date fair value of $4.15 (2004 - $6.90; 2003 - $4.00) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 58% (2004 - 47%; 2003 - 96%); risk free interest rate of 3.5% (2004 - 5%; 2003 - 5%); and expected life of 3.5 years (2004 - 3.5 years; 2003 - 5 years).

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Discrepancies in these input assumptions can significantly affect the fair value estimate.

9 . R E L A T E D   P A R T Y   T R A N S A C T I O N S

During the year ended December 31, 2005, the Company paid remuneration to directors and to companies controlled by officers who are also directors in the amount of $514,750 (2004 - $808,781; 2003 - $520,573). The Company received management fees, which are recorded as other income, totalling $117,000 (2004 - $192,000; 2003 - $240,000) from Aurora, Superior and Lake Shore. These are companies which are related by way of common directors. Due to the transaction between Aurora and FNX described in note 6, Aurora ceased to be a related party during the year. There was also an amount of $6,194 (2004 -$17,006) due to Southwestern from the aforementioned companies at December 31, 2005.

10 . S E G M E N T E D   I N F O R M A T I O N

INDUSTRY INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties.

GEOGRAPHIC INFORMATION

The Company's only sources of revenue in 2005, 2004 and 2003 arose from interest earned on corporate cash reserves and from a note issued to Superior, and management fees. The Company has non-current assets in the following geographic locations:

	2005	2004	2003
PERU	$ 8,393	$ 11,099	$10,175
CHINA	26,990	13,043	3,907
CANADA	8,291	8,154	5,679
ARGENTINA	-	-	1,688
	$ 43,674	$ 32,296	$21,449

11 . G E N E R A L   A N D   A D M I N I S T R A T I V E

	2005	2004	2003
CONSULTING	$1,346	$869	$534
SHAREHOLDER INFORMATION	347	367	229
OFFICE	697	700	622
LEGAL AND ACCOUNTING	281	268	192
TRAVEL	261	220	207
SALARIES AND BENEFITS	909	753	636
TOTAL	$3,841	$3,177	$2,420

1 2 . S U P P L E M E N T A L   C A S H   F L O W   I N F O R M A T I O N

	2005	2004	2003
TAXES PAID	$31	$37	$-
INTEREST RECEIVED	$1,201	$917	$211

1 3 . C O M M I T M E N T S

With respect to its leasehold obligations, the Company has commitments totalling $1,725,917 over five years (2006 to 2009 - $363,351 per year; 2010 - $272,513).

1 4 . D I F F E R E N C E S   B E T W E E N   C A N A D I A N   A N D   U N I T E D   S T A T E S   G E N E R A L L Y   A C C E P T E D   A C C O U N T I N G   P R I N C I P L E S ( " G A A P " )

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The material differences between Canadian and US GAAP affecting the Company's consolidated financial statements are summarized as follows:

CONSOLIDATED BALANCE SHEETS

	2005	2004
TOTAL ASSETS UNDER CANADIAN GAAP	$ 108,174	$ 82,179
UNREALIZED GAINS ON AVAILABLE-FOR-SALE SECURITIES ( E )	7,672	947
DECREASE IN MINERAL PROPERTY COSTS ( A )	(34,879)	(23,734)
CUMULATIVE ADJUSTMENT TO EQUITY INVESTMENTS ( E )	(4,883)	(4,290)
TOTAL ASSETS UNDER US GAAP	$ 76,084	$ 55,102
TOTAL LIABILITIES AND NON-CONTROLLING INTEREST
UNDER CANADIAN AND US GAAP	$ 2,476	$ 1,623
SHAREHOLDERS' EQUITY UNDER CANADIAN GAAP	105,698	80,556
CUMULATIVE MINERAL PROPERTY ADJUSTMENT ( A )	(34,879)	(23,587)
CUMULATIVE COMPREHENSIVE INCOME ( D )	7,672	800
CUMULATIVE ADJUSTMENT TO EQUITY IN LOSS
OF AFFILIATED COMPANIES ( E )	(4,883)	(4,290)
TOTAL SHAREHOLDERS' EQUITY UNDER US GAAP	73,608	53,479
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
UNDER US GAAP	$ 76,084	$ 55,102

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Cumulative from
	inception to
	December 31	Year ended December 31
	2005	2005	2004	2003
NET LOSS UNDER CANADIAN GAAP	$ (90,607)	$(9,540)	$ (18,525)	$ (8,049)
MINERAL PROPERTY EXPLORATION EXPENSE ( A )	(34,879)	(11,292)	(8,061)	(3,285)
STOCK-BASED COMPENSATION - CONSULTING ( B )	(2,127)	-	-	-
STOCK-BASED COMPENSATION - EMPLOYEES ( B )	14,853	4,659	9,510	321
ADJUSTMENT TO EQUITY IN LOSS OF
AFFILIATED COMPANIES ( E )	(4,883)	(593)	(1,614)	1,152
ELIMINATION OF DILUTION GAIN ( G )	(5,597)	(414)	(537)	(174)
NET LOSS UNDER US GAAP BEFORE
NON-CONTROLLING INTEREST	(123,240)	(17,180)	(19,227)	(10,035)
NON-CONTROLLING INTEREST	485	-	-	-
NET LOSS UNDER US GAAP	$ (122,755)	$ (17,180)	$ (19,227)	$ (10,035)
LOSS PER SHARE		$ (0.39)	$ (0.46)	$ (0.28)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Cumulative from
	inception to
	December 31	Year ended December 31
	2005	2005	2004	2003
OPERATING ACTIVITIES
OPERATING ACTIVITIES UNDER CANADIAN GAAP	$ (29,222)	$ (5,154)	$ (3,959)	$ (4,322)
EXPLORATION ( A )	(79,311)	(10,359)	(10,469)	(4,912)
OPERATING ACTIVITIES UNDER US GAAP	$ (108,533)	$ (15,513)	$ (14,428)	$ (9,234)
INVESTING ACTIVITIES
INVESTING ACTIVITIES UNDER CANADIAN GAAP	$ (94,401)	$ (9,507)	$ (12,302)	$ (4,990)
EXPLORATION ( A )	79,311	10,359	10,469	4,912
INVESTING ACTIVITIES UNDER US GAAP	$ (15,090)	$ 852	$ (1,833)	$ (78)

A ) E X P L O R A T I O N  E X P E N S E S

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore. Under US GAAP, expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves. Previously for US GAAP purposes the Company had expensed all costs relating to the acquisition of exploration rights and exploration expenditures, in the period incurred. However, during the year ended December 31, 2004, the Company adopted EITF 04-02 which had the effect of reducing its equity loss in Aurora for the year ended December 31, 2005 by $79,000 (2004 - $1,534,740).

B ) A C C O U N T I N G   F O R   S T O C K - B A S E D   C O M P E N S A T I O N

For US GAAP purposes the Company accounts for stock-based compensation to employees and directors, under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price.

As described in note 2, the Company accounts for stock-based awards made to non-employees using a fair value based method in accordance with section 3870 of the Canadian Institute of Chartered Accountants Handbook.

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

	Year ended December 31
	2005	2004	2003
NET LOSS UNDER US GAAP	$(17,180)	$(19,227)	$(10,035)
ADDITIONAL STOCK-BASED COMPENSATION COST	(4,659)	(9,510)	(321)
PRO FORMA NET LOSS	$(21,839)	$(28,737)	$(10,356)
PRO FORMA BASIC LOSS PER SHARE	$(0.50)	$(0.69)	$(0.29)

Using the fair value method for stock-based compensation, additional costs of approximately $4,659,000, $9,510,000 and $321,000 would have been recorded for the periods ended December 31, 2005, 2004 and 2003, respectively. This amount is determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted-average volatility of the Company's share price of 58% (December 31, 2004: 47%; December 31, 2003: 96%), an annual average risk free interest rate of 3.5% (2004: 5%; 2003: 5%), and an expected life of 3.5 years (2004: 3.5 years; 2003: 5 years)

C ) F O R E I G N   C U R R E N C Y   T R A N S L A T I O N

The Company has reassessed the functional currency of its foreign subsidiaries. The Company believes that the functional currency under US GAAP and the currency of measure under Canadian GAAP is the Canadian dollar. Currently none of the Company's foreign operations generate revenue or have the ability to arrange for third party financing. All cash resources of the foreign entities are derived from the parent company which has the Canadian dollar as the functional currency. This deter-

mination results in there being no US GAAP to Canadian GAAP difference in this regard.

D ) C O M P R E H E N S I V E   I N C O M E

Statement No. 130 ("SFAS 130"), reporting "Comprehensive Income," issued by the Financial Accounting Standards Board establishes standards for the reporting and display of comprehensive income and its components. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. The impact of SFAS 130 on the Company's financial statements is as follows:

COMPREHENSIVE INCOME

	Cumulative from
	inception to
	December 31	Year ended December 31
	2005	2005	2004	2003
NET LOSS UNDER US GAAP	$ (117,947)	$ (17,180)	$ (19,227)	$ (10,035)
OTHER COMPREHENSIVE ITEMS:
UNREALIZED GAINS (LOSSES) ON
AVAILABLE-FOR-SALE SECURITIES ( E )	7,672	6,725	(5,725)	4,793
COMPREHENSIVE LOSS	$ (110,275)	$ (10,455)	$ (24,952)	$ (5,242)
NET COMPREHENSIVE LOSS PER SHARE		$ (0.24)	$ (0.60)	$ (0.15)

E ) I N V E S T M E N T S

Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities," classifies investments into three categories based on management's intentions and anticipated maturity dates of the investments. Under these three categories, the Company's investments categorized as "other" in note 6 would be categorized as "available for sale securities." Accordingly, these investments would be carried at the quoted market value and the unrealized gains would be shown as a separate component of shareholders' equity. The investments in note 6 categorized as "significantly influenced affiliates" are accounted for under the equity method for which there is no material difference under Canadian and US GAAP, except that the underlying results of operations are adjusted to conform with US GAAP prior to the calculation of the Company's share of equity income (loss). The significant conforming adjustment to the affiliates' results relates to the accounting for mineral property expenditures.

F ) C O N T R O L L E D   E N T I T I E S

The Company operates in China through a majority held subsidiary. Under US GAAP such ventures are accounted for under the equity method as it is considered that the Company cannot exercise sufficient control to warrant consolidation. Under Canadian GAAP it is considered that the rights of the minority do not significantly impair the Company's right to control and direct the operations and therefore the Company has consolidated, on a proportionate basis, the results of operations and financial position. The Company has determined that the effect of this difference on all periods disclosed is immaterial.

G ) A C C O U N T I N G   F O R   S A L E S   O F   S H A R E S   B Y   A N   E Q U I T Y   I N V E S T M E N T

The Company accounts for dilution gains and losses from the sale of shares by its equity investments as income statement items for Canadian GAAP purposes. Under US GAAP, dilution gains or losses that arise from a company in the development stage are treated as a charge to equity. For US GAAP purposes, as the Company's equity investments are considered exploration stage companies, the Company has charged all dilution gains to a separate Contributed Surplus account in equity.

H ) R E C E N T   U . S .  A C C O U N T I N G   P R O N O U N C E M E N T S

In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1 - "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in FSP FAS 115-1 and FAS 124-1 is applicable to reporting periods beginning after December 15, 2005. Management does not expect the adoption of this FSP to have a material effect on the Company's consolidated financial position and results of operations.

In December 2004, the FASB issued SFAS No. 123(R) - "Share-Based Payment," which replaces SFAS No. 123 - "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25 - "Accounting for Stock Issued to Employees." In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 - "Share-Based Payment," which provides interpretive guidance related to SFAS No. 123(R). SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost is measured based on the grant-date fair value of the equity or liability instruments issued. SFAS No. 123(R) requires liability awards to be re-measured each reporting period and compensation costs to be recognized over the period that an employee provides service in exchange for the award. Management plans to adopt this statement on the modified prospective basis beginning January 1, 2006, and does not expect adoption of this statement to have a material effect on the Company's consolidated financial position and results of operations. Subsequent to adoption of this statement, share-based benefits will be valued at fair value using the Black-Scholes option pricing model for option grants and the grant date fair market value for stock awards. Compensation amounts so determined will be expensed over the applicable vesting period.

In October 2005, the FASB issued FASB Staff Position FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)" ("FSP 123(R)-2"). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R). In accordance with this standard a grant date of an award exists if a) the award is a unilateral grant, and b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. The Company will adopt this standard when it adopts SFAS No. 123(R), and does not anticipate that the implementation of this statement will have a significant impact on its results of operations.

In November 2005, the FASB issued FASB Staff Position FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP 123(R)-3"). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). The Company is currently evaluating this transition method.

In December 2004, the FASB issued SFAS 153, "Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29." The guidance in APB No. 29, "Accounting for Non-Monetary Transactions," is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

On March 30, 2005, the FASB ratified the consensus of the Emerging Issues Task Force ("EITF") of the FASB Issue 04-6 that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. This consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The consensus can be adopted either prospectively through a cumulative-effect adjustment or retrospectively by restating prior period financial statements. The Company will apply this consensus on its results of operations, financial position and cash flows if and when commercial production commences.

In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligation - An Interpretation of FASB 143." FIN 47 provides guidance that an entity must record a liability even if the obligation is conditional upon the occurrence of a future event (e.g. plant shutdown), unless it is not possible to make a reasonable estimate of the obligation. It also provides criteria for determining when an asset retirement obligation may be estimated reasonably. The interpretation is effective no later than the end of fiscal years ending after December 15, 2005. Retroactive application for interim financial information is permitted but not required. The Company will adopt this standard and does not anticipate that the implementation of this statement will have a significant impact on its results of operations.

S C H E D U L E 1
CONSOLIDATED SCHEDULE OF SHARE CAPITAL SINCE INCEPTION
A N E X P L O R A T I O N S T A G E C O M P A N Y

						Deficit
	Common Shares					Accumulated	Total
FROM INCEPTION TO DECEMBER 31, 2005	Without Par Value		Treasury Shares		Contributed	During the	Shareholders'
(C$ in thousands)	Shares	Amount	Shares	Amount	Surplus	Exploration stage	Equity

ISSUANCE OF COMMON SHARES FOR CASH	4,392	$ 541	-	$ -	$ -	$ -	$ 541
ISSUANCE OF COMMON SHARES FOR EXPLORATION EXPENDITURES	600	75	-	-	-	-	75
NET LOSS	-	-	-	-	-	(296)	(296)
BALANCE, OCTOBER 31, 1991	4,992	616	-	-	-	(296)	320

ISSUANCE OF COMMON SHARES FOR CASH	4,378	884	-	-	-	-	884
NET LOSS	-	-	-	-	-	(270)	(270)
BALANCE, OCTOBER 31, 1992	9,370	1,500	-	-	-	(566)	934

ISSUANCE OF COMMON SHARES FOR CASH	3,350	815	-	-	-	-	815
ISSUANCE OF COMMON SHARES FOR CASH PURSUANT TO PUBLIC OFFERING	1,600	740	-	-	-	-	740
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	100	50	-	-	-	-	50
NET INCOME	-	-	-	-	-	721	721
BALANCE, OCTOBER 31, 1993	14,420	3,105	-	-	-	155	3,260

ISSUANCE OF COMMON SHARES FOR CASH PURSUANT TO PUBLIC OFFERING	4,200	14,957	-	-	-	-	14,957
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	570	1,367	-	-	-	-	1,367
ISSUANCE OF COMMON SHARES FOR CASH	1,880	3,330	-	-	-	-	3,330
NET LOSS FOR THE 14 MONTHS ENDED DECEMBER 31, 1994	-	-	-	-	-	(1,027)	(1,027)
BALANCE, DECEMBER 31, 1994	21,070	22,759	-	-	-	(872)	21,887

ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	1,830	8,233	-	-	-	-	8,233
ISSUANCE OF COMMON SHARES FOR CASH	90	45	-	-	-	-	45
NET LOSS	-	-	-	-	-	(1,317)	(1,317)
BALANCE DECEMBER 31, 1995	22,990	31,037	-	-	-	(2,189)	28,848

ISSUANCE OF COMMON SHARES FOR CASH PURSUANT TO PUBLIC OFFERING	7,408	47,346	-	-	-	-	47,346
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	40	330	-	-	-	-	330
ISSUANCE OF COMMON SHARES FOR CASH	114	622	-	-	-	-	622
NET LOSS	-	-	-	-	-	(1,315)	(1,315)
BALANCE, DECEMBER 31, 1996	30,552	79,335	-	-	-	(3,504)	75,831

ISSUANCE OF COMMON SHARES FOR CASH	2	11	-	-	-	-	11
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(158)	(384)	-	-	(384)
NET LOSS	-	-	-	-	-	(3,820)	(3,820)
BALANCE, DECEMBER 31, 1997	30,554	79,346	(158)	(384)	-	(7,324)	71,638

ISSUANCE OF COMMON SHARES FOR CASH	42	28	-	-	-	-	28
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(1,838)	(3,787)	-	-	(3,787)
OWN SHARES RESOLD	-	-	600	1,212	426	-	1,638
NET LOSS	-	-	-	-	-	(7,339)	(7,339)
BALANCE, DECEMBER 31, 1998	30,596	79,374	(1,396)	(2,959)	-	(14,663)	62,178

OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(1,636)	(3,896)	-	-	(3,896)
OWN SHARES RESOLD	-	-	720	1,675	(426)	-	1,249
LOSS ON SALE OF OWN SHARES	-	-	-	-	-	(61)	(61)
NET LOSS	-	-	-	-	-	(10,642)	(10,642)
BALANCE, DECEMBER 31, 1999	30,596	79,374	(2,312)	(5,180)	-	(25,366)	48,828

ISSUANCE OF COMMON SHARES FOR CASH	68	147	-	-	-	-	147
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(1,432)	(3,275)	-	-	(3,275)
NET LOSS	-	-	-	-	-	(2,338)	(2,338)
BALANCE, DECEMBER 31, 2000	30,664	79,521	(3,744)	(8,455)	-	(27,704)	43,362

ISSUANCE OF COMMON SHARES FOR CASH	2,254	3,000	-	-	-	-	3,000
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(1,030)	(1,633)	-	-	(1,633)
LOSS ON SALE OF OWN SHARES	-	-	3,800	8,541	-	-	8,541
NET LOSS	-	-	-	-	-	(15,650)	(15,650)
BALANCE, DECEMBER 31, 2001	32,918	82,521	(974)	(1,547)	-	(43,354)	37,620

ISSUANCE OF COMMON SHARES FOR CASH	178	364	-	-	-	-	364
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(342)	(459)	-	-	(459)
STOCK-BASED COMPENSATION	-	-	-	-	485	-	485
NET LOSS	-	-	-	-	-	(13,872)	(13,872)
BALANCE, DECEMBER 31, 2002	33,096	82,885	(1,316)	(2,006)	485	(57,226)	24,138

ISSUANCE OF COMMON SHARES FOR CASH	7,342	28,046	-	-	-	-	28,046
SHARES CANCELLED	(1,316)	(3,296)	1,316	2,006	1,290	-	-
STOCK-BASED COMPENSATION	-	-	-	-	728	-	728
NET LOSS	-	-	-	-	-	(8,049)	(8,049)
BALANCE, DECEMBER 31, 2003	39,122	107,635	-	-	2,503	(65,275)	44,863

ISSUANCE OF COMMON SHARES FOR CASH	3,664	41,841	-	-	-	-	41,841
STOCK-BASED COMPENSATION	-	-	-	-	12,377	-	12,377
NET LOSS	-	-	-	-	-	(18,525)	(18,525)
BALANCE, DECEMBER 31, 2004	42,786	149,476	-	-	14,880	(83,800)	80,556

ISSUANCE OF COMMON SHARES FOR CASH
(EXCLUDING EXERCISE OF STOCK OPTIONS)	2,908	29,349	-	-	-	-	29,349
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	-	-	(80)	(778)	-	-	(778)
STOCK-BASED COMPENSATION	-	-	-	-	5,435	-	5,435
EXERCISE OF STOCK OPTIONS	320	876	-	-	(200)	-	676
NET LOSS	-	-	-	-	-	(9,540)	(9,540)
BALANCE, DECEMBER 31, 2005	46,014	$ 179,701	(80)	$ (778)	$ 20,115	$ (93,340)	$ 105,698

Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use in this Annual Report on Form 40-F of our report dated March 6, 2006 relating to the consolidated financial statements of Southwestern Resources Corp. which appear in such Annual Report.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, British Columbia, Canada

March 28, 2006

Exhibit 99.6

CONSENT OF L.D.S. WINTER

I hereby consent to the reliance in this Annual Report on Form 40-F of Southwestern Resources Corp. (the “Company”) on my report dated September 20, 2005 entitled “Technical Report, Southwestern Resources Corp., Boka Gold Project, Yunnan Province, China” and on my report dated September 17, 2005 entitled “Technical Report, Southwestern Resources Corp., Liam Gold-Silver Project, Department of Cusco, Peru” which the Company used, or directly quoted from, in preparing summaries concerning the Boka Gold Project and the Liam Gold-Silver Project, which appear in such Annual Report.

Date:  March 28, 2006

_/s/ L.D.S. Winter_

L.D.S. Winter, P.Geo.

Sudbury, Ontario, Canada

Exhibit 99.7

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

4.  The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.  The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

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

Date:  March 28, 2006

/s/ John G. Paterson

John G. Paterson, President and Chief Executive Officer

Exhibit 99.8

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

4.  The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.  The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

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

Date:  March 28, 2006

/s/ Parkash K. Athwal

Parkash K. Athwal, Vice President, Finance and Chief Financial Officer

Exhibit 99.9

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of Southwestern Resources Corp. for the year ended December 31, 2005, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  March 28, 2006

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

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of Southwestern Resources Corp. for the year ended December 31, 2005, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  March 28, 2006

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