Form 40-F
period 2006-12-31
SOUTHWESTERN RESOURCES CORP
filed 2007-03-28
CIK 1095075

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
_X_	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

	For the fiscal year ended 12/31/06	Commission File Number	0-30308

SOUTHWESTERN RESOURCES CORP. (Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada
(Province or Other Jurisdiction of Incorporation or Organization)

     Suite 1650 - 701 West Georgia Street
Vancouver, British Columbia, Canada V7Y 1C6
(604) 669-2525
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Susan K. Shapiro, Esq.
Burns & Levinson LLP
125 Summer Street, Boston, MA 02110
(617) 345-3000
(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	on Which Registered
N/A	N/A

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

45,853,536 Common Shares without Par Value

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

YES X NO __

SWG Form 40-F 2006	1

FORWARD-LOOKING STATEMENTS

The Renewal Annual Information Form (the “AIF”) included herein as Exhibit 99.1 contains certain forward-looking statements and information relating to the Company that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. The AIF contains forward-looking statements relating to the business and affairs of the Company. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Important factors are identified in the AIF under the heading “Description of Business -- Risk Factors”. Such factors include, among others both referenced and not referenced in the AIF, changes in general economic conditions and changes in business strategy, risks related to international operations, risks related to joint venture operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and other metals, possible variations in ore reserves, grade or recovery rates, accidents, labour disputes and other risks associated with the mining industry. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected, and the Company does not intend to, and does not assume any obligation to, update these forward-looking statements.

RESERVE AND RESOURCE ESTIMATES

All estimates of mineral reserves and resources incorporated by reference in this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”). Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this Annual Report may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements. In particular, the term “resource” does not equate to the term “reserves”. The definitions of “proven” and “probable” reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured”, “indicated”, or “inferred” mineral resources in documents filed with the SEC, unless such information is required to be disclosed by the laws of the Company’s principal jurisdiction or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in-place tonnage and grade

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars. On December 29, 2006, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.00 = U.S. $0.8582, and on December 30, 2005, the rate was Canadian $1.00 = U.S. $0.8579.

SWG Form 40-F 2006	2

PRINCIPAL DOCUMENTS

The following documents of Southwestern Resources Corp. (the “Company”) have been filed as part of this Annual Report on Form 40-F:

1. Renewal Annual Information Form of the Company for the year ended December 31, 2006 included herein as Exhibit 99.1.

2. Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the year ended December 31, 2006 included herein as Exhibit 99.2.

3. Audited Financial Statements of the Company for the years ended December 31, 2006 and 2005, together with the auditor’s report thereon included herein as Exhibit 99.3 and 99.4. (Note 17 to the Audited Financial Statements relates to differences between Canadian and United States Generally Accepted Accounting Principles.)

CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

As of December 31, 2006, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B. Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

• provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Due to the inherent limitations in all controls systems, management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set

SWG Form 40-F 2006	3

forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management’s assessment, we have concluded that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company’s independent registered chartered accountants regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered chartered accountants pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

C. Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Deloitte & Touche LLP (“D&T”) to the Company for each of the fiscal years ended December 31, 2006 and 2005 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended	Year Ended
	December 31, 2006	December 31, 2005
Audit Fees (1)	$113,000	$115,900
Audit-Related Fees (2)	$28,000	$13,500
Tax Fees (3)	$12,560	$17,450
All Other Fees	$--	$--
Totals	$153,560	$146,850
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

SWG Form 40-F 2006	4

reporting standards. The audit-related fees in 2006 pertain to assistance with compliance with Section 404 of the Sarbanes-Oxley Act.

(3) “Tax Fees” represent fees for tax compliance, tax advice and tax planning. The nature of the services comprising the fees disclosed under this category includes preparation of tax returns and tax advice in relation to employee stock option benefits.

The Audit Committee pre-approves the services to be provided by the external auditor as part of the audit engagement. The Audit Committee also pre-approves the non-audit related services provided by the external auditor with a view to ensuring independence of the auditor, and in accordance with any applicable regulatory requirements, including the requirements of The Toronto Stock Exchange with respect to approval of non-audit related services performed by the external auditor. All of the fees paid to D&T in 2006 were pre-approved by the audit committee.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

With respect to contractual obligations, the Company has commitments relating to its office leasehold obligations totaling $1,837,962 over five years (2007 - $462,392; 2008 – 2009 -$482,200 per year; 2010 - $391,362; 2011 - $19,808).

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

Consent to Service of Process

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X in connection with the filing of its Annual Report on Form 40-F for the year ended December 31, 2005.

SWG Form 40-F 2006	5

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP. Registrant
By:	/s/ Parkash K. Athwal
Name: Title:	Parkash K. Athwal Vice President, Finance and CFO

Date: March 26, 2007

SWG Form 40-F 2006	6

EXHIBIT INDEX

The following exhibits have been filed as part of this annual report:

99.1	Renewal Annual Information Form of the Company for the fiscal year ended December 31, 2006

99.2	Management’s Discussion and Analysis of the Company for the year ended December 31, 2006

99.3	Report of Independent Registered Chartered Accountants dated March 12, 2007

99.4	Audited Consolidated Financial Statements of the Company for the years ended December 31, 2006 and 2005 (Note 17 to the Audited Consolidated Financial Statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

99.5	Consent of Deloitte & Touche LLP, independent registered chartered accountants

99.6	Consent of L.D.S. Winter

99.7	Consent of L. Bucci

99.8	Consent of D. Kentwell

99.9	Consent of SRK Consulting

100	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

100.1	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

100.2	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

100.3	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SWG Form 40-F 2006	7

(Exhibit 99.1)

Annual Information Form

Southwestern Resources Corp.

For the year ended December 31, 2006
Dated as of March 19, 2007

COVER PAGE

i

TABLE OF CONTENTS
COVER PAGE	I
TABLE OF CONTENTS	II
GLOSSARY OF TERMS	1
PRELIMINARY NOTES	3
FORWARD-LOOKING STATEMENTS	3
CORPORATE STRUCTURE	4
NAME, ADDRESS AND INCORPORATION	4
INTERCORPORATE RELATIONSHIPS	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
THREE YEAR HISTORY	5
DESCRIPTION OF BUSINESS	6
GENERAL	6
MINERAL PROJECTS	7
RISK FACTORS	31
DIVIDENDS	36
DESCRIPTION OF CAPITAL STRUCTURE	37
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	37
MARKET FOR SECURITIES	37
TRADING PRICE AND VOLUME	37
DIRECTORS AND OFFICERS	37
NAME, OCCUPATION AND SECURITY HOLDING	37
CONFLICTS OF INTEREST	38
AUDIT COMMITTEE	39
STRUCTURE AND OPERATIONS	43
REPORTING AND ASSESSMENT	44
EFFECTIVE DATE	44
LEGAL PROCEEDINGS	45
LEGAL PROCEEDINGS	45
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	45
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	45
TRANSFER AGENTS AND REGISTRARS	45
TRANSFER AGENTS AND REGISTRARS	45
MATERIAL CONTRACTS	45
MATERIAL CONTRACTS	45
INTERESTS OF EXPERTS	45
NAMES OF EXPERTS	45
INTERESTS OF EXPERTS	46
ADDITIONAL INFORMATION	46
ADDITIONAL INFORMATION	46

ii

Glossary of Terms

Assay – An analysis to determine the presence, absence or quantity of one or more chemical components.

AUSIMM – Australian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Mineral Council of Australia.

Base Metal – A metal, such as copper, lead, nickel, zinc or cobalt.

Belt – A specific elongate area defined by unique geologic characteristics.

Breccia – Rock fragmented into angular components.

Carbonate – A rock composed principally of calcium carbonate (CaCo3).

Claim/Concession (Mineral/Mining) – The area that confers mineral exploration/exploitation rights to the registered holder under the laws of the governing jurisdiction.

Copper – A ductile, malleable base metal with a myriad of uses in construction (piping, wire) and electronics due to its high electrical and thermal conductivity and good resistance to corrosion.

Diamond Drilling/Drill Hole – A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

Dip – The angle at which a stratum is inclined from the horizontal.

Dyke - A tabular body of igneous rock cross cutting the host strata at a high angle.

Epithermal – A hydrothermal deposit formed close to surface at low temperature and pressure.

Fault – A fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

Felsic – Igneous rock composed principally of feldspars and quartz.

Formation – A body of rock identified by lithological characteristics and stratigraphic position.

Gabbro – A fine to coarse, dark coloured crystalline igneous intrusive rock composed mainly of calcic plagioclase, clinopyroxene and sometimes olivine.

Geochemistry/Geochemical – Study of variation of chemical elements in rocks or soil.

Geology/Geological – Study of the Earth’s history and life, mainly as recorded in rocks.

Geophysics/Geophysical – Study of the Earth by quantitative physical methods, either by surveys conducted on the ground, in the air (by fixed wing aircraft or helicopter) or in a borehole or drillhole.

Gold – A heavy, soft, ductile, malleable precious metal used in jewelry, dentistry, electronics and as an investment.

Grams per tonne (g/t) – A unit of measurement commonly used to quantify the concentration of precious metals.

Hectare – A square of 100 metres on each side.

ICP - Inductively Coupled Plasma Spectrometer.

Inferred Mineral Resource – That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Igneous – A classification of rocks formed from the solidification from a molten state.

Intrusive/Intrusions – Said of an igneous rock that invades older rocks.

IP – induced polarization – induced polarization surveys involve injecting electrical current into the ground, using a generator and transmitter, and measuring the decay of the "induced" currents (hence the term) when the current is turned off, using a receiver, which is a kind of voltmeter.

Magnetic Survey – A geophysical survey conducted on the earth’s surface that measures variations in the earth's magnetic field caused by variations in rock type or geological structures.

Mapping – The art and science of recording geological observations on a map.

Metallurgical – The science and technology of extraction of metals from their ores and the refining of metals.

Metamorphism/Metamorphic - A process whereby the composition of rock is adjusted by heat and pressure/A class of rock affected by metamorphism.

Mineral Resource – A concentration or occurrence of material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

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

Structure/Structural - Pertaining to geological structure (i.e. folds, faults, etc.).

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

Preliminary Notes

The Annual Information Form (this “AIF”) is prepared in the form prescribed by National Instrument 51-102F2 of the Canadian Securities Administrators (the “CSA”) and is hereby filed with the British Columbia, Alberta, Manitoba and Ontario Securities Commissions and The Toronto Stock Exchange (the “TSX”).

All information in this AIF is as of March 19, 2007, unless otherwise indicated. All dollar amounts are expressed in Canadian dollars unless otherwise stated.

All information stated to be incorporated by reference in this AIF is filed on the website of the CSA’s System for Electronic Document Analysis (“SEDAR”) at www.sedar.com.

Forward-Looking Statements

This AIF and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and does not assume any obligation, to update these forward-looking statements to reflect the occurrence of unanticipated events after the date hereof, except as may be required by applicable securities laws. Please refer the full discussion of the Company’s business contained in its reports filed with securities regulatory authorities on SEDAR..

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

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Southwestern to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in this AIF. Although Southwestern has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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

In December 2004, the Company, through a wholly-owned subsidiary, entered into an agreement with Anglo American Exploration Peru S.A. ("AAEP") under which AAEP can earn a 55% interest in the Antay Project, Peru by incurring exploration expenditures of US$5,000,000 over five years and purchasing US$5,000,000 worth of the Company’s common shares (to date, 57,848 common shares have been issued by Southwestern to AAEP pursuant to this arrangement). AAEP can earn an additional 15% interest by completing a bankable feasibility study on the project within the five-year period following its earn-in of the 55% interest.

The Company formerly held a 15.1% interest in Aurora Platinum Corp. (“Aurora”), previously a TSX Venture Exchange (“TSX VE”) listed company exploring for nickel-copper-platinum-palladium as well as other metals in Canada (Ontario and Québec). On July 1, 2005, all of the shares of Aurora were acquired by FNX Mining Company Inc. ("FNX"), a TSX listed company, in exchange for shares of FNX. As a result of this transaction, Southwestern received 644,133 shares of FNX. During 2005 and 2006, all of the FNX shares held by Southwestern were sold for total proceeds of $8,749,417.

During 2005, the Company acquired 80,000 of its own common shares pursuant to a normal course issuer bid. All of these common shares were cancelled in 2006.

In October 2005, the Company received gross proceeds of $26,460,000 by issuing 2,450,000 of its common shares to a syndicate of underwriters at a price of $10.80 per share.

Also in October 2005, the option agreement with Newmont Peru Limited (“Newmont”) covering the Liam Core Area, Peru was terminated, and the area covered by that agreement was amalgamated into an amended Liam Regional Venture Agreement governing what is now referred to as the “Liam Gold-Silver Project”. Under the terms of the amended Liam Regional Venture Agreement, both Newmont and Southwestern each have a 50% working interest and will each contribute 50% of the exploration funding. Newmont can earn a 70% interest in those portions of this project that it advances to a bankable feasibility study by funding 100% of the costs to place those deposits into commercial production. In a separate transaction in October 2005, Newmont purchased 400,000 common shares of Southwestern at $13 per share, at a premium of $3.33 per share, for proceeds of $5,200,000.

In December 2005, the Company also received final payment of US$3.5 million from Buenaventura S.A., relating to the sale of the Company’s interest in the Poracota Property in Peru.

During fiscal 2006, Southwestern completed a restructuring transaction pursuant to which it transferred certain of its zinc assets to its newly formed, wholly-owned subsidiary, Zincore Metals Inc. (“Zincore”). With a new board of directors and independent management, Zincore subsequently completed an initial public offering of its common shares and commenced trading on the TSX in November 2006 under the symbol ZNC. Southwestern retained a 50.4% interest (38.6 million common shares) in Zincore and continued the consolidation basis of accounting in its current year balance sheet for presentation of its interest in Zincore.

The Company sold all of its shares of Jinshan Gold Mines Inc. in 2006 for total proceeds of $1,458,724.

In 2006, the Company implemented a normal course issuer bid pursuant to which 366,900 of the Company’s common shares were purchased. Subsequently, all of these shares were cancelled.

DESCRIPTION OF BUSINESS

General

Southwestern is a development stage mineral exploration company engaged in the identification, evaluation, acquisition and exploration of mineral properties with the potential to host gold, silver and base metals. The Company’s principal mineral property interests are in Peru and China. The Company’s common shares were listed on the TSX on May 31, 1994 and trade under the symbol SWG.

The Company’s principal property in China is the Boka Gold Project (the "Boka Gold Project") in Yunnan Province, in which it has earned interests under an agreement entered into in November 2002. The Boka Gold Project covers an area of approximately 157 square kilometres of exploration concessions and mining leases located about 150 kilometres north of the capital city of Kunming in north central Yunnan Province and adjoins, along the southwest edge, the Dongchuan Copper Camp that has been mined continuously since the 1950’s.

The Company’s principal property in Peru is the Liam Gold-Silver Project situated in the Department of Cuzco in the southern portion of the Peru Tertiary Volcanic Belt and located 170 kilometres northwest of Arequipa. This project is a 50/50 Joint Venture with Newmont Peru Limited and is comprised of 367,000 hectares of exploration concessions

The Boka Gold Project and the Liam Gold-Silver Project are the Company’s only material properties for purposes of the CSA’s National Instrument 43-101 “Standards of Disclosure for Material Properties” (“NI 43-101”).

The Company’s Antay Project (porphyry copper) covers 53,000 hectares in southern Peru and is the subject of a joint venture agreement with AAEP, as described herein.

Through Zincore, the Company has a controlling interest in the oxide-zinc–silver-lead properties known as the Accha-Yanque Project, comprised of the Accha and Yanque properties and a number of other properties within a 30 kilometre long belt, covering 16,500 hectares in southern Peru.

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

The Company holds 17.8% of Superior Diamonds Inc., which is listed on the TSX VE and is a diamond exploration company with properties in Ontario and Quebec. In addition, the Company holds equity interests in a number of other mineral exploration companies, all of which are listed on the TSX VE or the TSX.

All of the Company's properties are at the exploration stage, without any commercially viable mineral deposits or reserves.

Mineral Projects The Boka Gold Project

Information on the Boka Gold Project, Yunnan Province, China set out herein has been obtained from the National Instrument 43-101 F1 technical reports entitled, “Boka 1 Geology and Resource Estimation, Yunnan Province, China by SRK Consulting (“SRK”) with compilation by Louis Bucci, Ph.D. MAIG and Danny Kentwell, M.Sc., M.AusIMM dated January 2007, and the “Technical Report, Southwestern Resources Corp., Boka Gold Project, Yunnan Province, China” by L.D.S. Winter, P.Geo., dated September 20, 2005. These reports may be viewed under Southwestern’s profile at www.sedar.com.

PROJECT DESCRIPTION AND LOCATION

The property comprising the Boka Gold Project (the “Boka Property”) contains numerous areas of gold mineralization, of which four deposits are currently being evaluated by Southwestern. These four areas are Boka 1North (“B1N”), Boka 1 South (“B1S”), Boka 7 and Boka 19.

The Boka Gold Project comprises three exploration permits (EP5300000630001, EP5300000530079 and EP5300000530807) and covers approximately 157.6 km2, with the exploration permit directly surrounding the B1N and B1S deposits (EP5300000530079), being 74.2 km2 in total area. The B1N and B1S deposits are covered by two mining licenses, ML5300000320168 (two square kilometres) and ML5300000320167 (one square kilometre), respectively.

The Boka Gold Project is located in Yunnan Province, China about 265 kilometres by road north of the capital city of Kunming. The Boka Gold Project is held by Yunnan Gold Mountain Mining Co. Ltd. (“Yunnan Gold” or the “JV Company”), owned 90% by a wholly owned subsidiary Southwestern and 10% by Team 209 of the Yunnan Nuclear Industry of Yunnan Province (“Team 209”), and is governed by a Sino-Foreign Joint Venture Contract between Southwestern and Team 209. Southwestern is contributing 100% of the funds to Yunnan Gold with Team 209 retaining a 10% interest in Yunnan Gold.

The main zones of gold mineralization outcrop along the western edge of a north-south-trending plateau between approximately 1600 metres to 1850 metres elevation. The Chang Jiang (Yangtze) River, which flows north at an elevation of about 900 metres, lies to the west of and at the base of the plateau. Gold mineralization is hosted within carbonaceous shales/slates, ductile-brittle deformation zones as well as associated structures. The mineralization extends discontinuously for at least 8 kilometres in a north-south direction and dips to the east in the order of 20o to 40o . Within this sector, four main areas of mineralization have been identified: Boka 1  North and South in the centre and Boka 7 and Boka 19 in the south.

In all areas of mineralization, there are adits and associated stoped areas that have been excavated by local artisanal miners. Entrances to these workings have been sealed.

The JV Company holds the Mining and Exploration Permits. In 2003, the JV Company expanded its scope of business and a new business license was issued to permit the JV Company to explore, develop and mine for gold.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the Boka Property is by road. The Boka Property is approximately 280 kilometres north of Kunming, the provincial capital. From Kunming to Dongchuan takes about 2.5 hours on a paved highway and a new road is currently being paved for access to the mine site from Dongchuan.

From Dongchuan to the Boka Property, the road initially follows the Xiaojiang River, then after about 20 kilometres, a series of switchbacks takes the road onto the plateau above the Xiaojiang River and an additional 10 kilometres leads to the Boka Property camp on the western side of the plateau. The Boka Gold Project is approximately 40 kilometres north of Dongchuan (approximately 2.5 hours) with transport between the two areas being by vehicle.

The area has a climate that varies from subtropical at the lower elevations to warm temperate at the higher elevations. Usually the winter months are cool and dry with precipitation amounting to 600 millimetres to 1000 millimetres per year falling from April through October.

Southwestern has acquired a brick compound from Team 209 where all personnel are accommodated. Offices, eating facilities, etc. are available in the compound, which is monitored by a security service. The compound and area have full electrical service and Internet access and the area is within the Chinese mobile phone network.

A new core storage facility has been completed. This storage and cutting facility will have to be relocated once mining begins, as it is currently within the limits of the pit design.

The city of Dongchuan should be able to provide most of the services required by the Boka Gold Project. The Dongchuan copper deposit is close by and the city has provided service for the copper mining activities for many years.

The Boka Gold Project is at the pre-feasibility stage and the matters of access to surface rights, sufficient supplies of power and water as well as waste and tailings disposal areas and plant sites are in the process of being addressed.

The Boka Property area is located in the Yunnan - Guizhou Plateau within the Chang Jiang (Yangtze) drainage area. The major rivers are deeply incised and they appear, for the most part, to follow the major structural zones.

The Boka Property area is bounded to the east by the Xiaojiang River and to the west by the Jin Sha Jiang River, the main upper tributary of the Chang Jiang (Yangtze). These rivers occupy large, north-south trending valleys (faults) and are at an elevation of approximately 900 metres with the intervening central north-south-trending plateau in the Boka Property area being at about 1900 metres. The east and west sides of the plateau are quite precipitous and steep east-west valleys add an additional degree of ruggedness to the area. The top of the plateau is relatively flat with relief being in the order of a few tens of metres. The top of the plateau and the upper parts of the slopes on the plateau edges are mainly under cultivation for grains, fruits and vegetables. All gentler slopes are terraced.

HISTORY

The Boka Gold Project zone was discovered by Team 807 of the Yunnan Ministry of Geology and Mineral Resources by stream sediment sampling and soil geochemistry in 1999. Team 209 acquired this project from Team 807 and in 2000, Team 209 set up a small mining operation. Team 209 produced about 150 kilograms of gold per year from a vat leaching operation situated adjacent to what is now the Southwestern compound. It is estimated that the average head grade of the ore that was processed was 5 to 10 grams per tonne gold. Southwestern acquired its interest in the Boka Property in 2002, which was formalized by a joint venture agreement and the formation of the JV Company. In early 2004, Southwestern bought out the Team 209 vat leaching operation.

Southwestern completed a Preliminary Assessment Study on the Boka Gold Project in June 2005, managed by the engineering consulting group, Hatch. A resource estimate dated June 2005 (the “Hatch Report”) was carried out for Boka 1 North, Boka 1 South and Boka 7 as part of the Preliminary Assessment Study. SRK prepared an estimate for Boka 1 in December 2006 (the “SRK Report”), but did not carry out an estimate for Boka 7. The results of the estimates in these reports were as follows:

	Tonnes	Gold	Ounces of
Classification	(millions)	(grams per	gold
AREA		tonne)	(millions)
Boka 1 North (SRK Report, December 2006)
Measured	8.36	2.74	0.74
Indicated	12.55	3.05	1.23
Measured and Indicated	20.91	2.92	1.97
Inferred	3.54	2.49	0.28
Boka 1 South (SRK Report, December 2006)
Measured	1.45	3.67	0.17
Indicated	8.81	3.25	0.92
Measured and Indicated	10.26	3.31	1.09
Inferred	5.32	2.78	0.48
Total (SRK Report, December 2006)
Measured	9.81	2.88	0.91
Indicated	21.36	3.13	2.15
Measured and Indicated	31.17	3.05	3.06
Inferred	8.86	2.66	0.76
Boka 7 (Hatch Report, June 2005)
Inferred	14.52	2.75	1.28

The Company did not acquire the Boka Gold Project from an informed person or promoter for the Company or an associated or affiliated person.

GEOLOGICAL SETTING

The Boka Property lies in the western part of the Yangtze Platform, which contains Middle to Late Proterozoic eugeosynclinal sediments that were consolidated during the Jinningian Orogenic event (~850 million years ago, “Ma”). The platform received sediments throughout most of the Paleozoic (~543-251 Ma) with interruptions during Caledonian and Hercynian Tectonism and the Indosinian Orogeny in the Mid to Late Triassic. An extensive north-south zone of rifting (marked locally by the Panxi Rift), with associated Permian age flood basalts, developed through the Yunnan – Sichuan Province area from the Devonian through to the Permian. All these geological events contributed to the structural and geologic setting of the Boka Project area, although the absolute age of the gold mineralization at the Boka deposits is currently equivocal.

The local geology at Boka is dominated by a sequence of interbedded fine- to coarse-grained marine sediments which have been intruded by dykes and sills of varying composition and age. It is interpreted that these sedimentary rocks belong to the Dayingpan Formation of the Kunyang Group, and are the main host to gold mineralization at B1N and B1S.

Given the finely interbedded nature of the marine sedimentary sequence, slate, shale, siltstone, sandstone and conglomerate can be logged at the centimetre scale. To simplify the modeling of the B1N and B1S deposits, broad divisions of rock types were grouped. The four main rock types identified within the marine sedimentary sequence at Boka for the purpose of geological modeling are:

  Slate,
  Carbonaceous Slate,
  Sandstone, and
  Conglomerate.

These rock types can be considered the major lithological units at B1N and B1S, although there is some slight internal variations in characteristics such as degree of silicification, carbonate and carbonaceous material content. Detailed petrographic work indicates that the stratigraphic sequence is likely un-metamorphosed or, at most, with low-grade greenschist metamorphism conditions.

Numerous intrusive rocks have also been described for the district, including gabbro, lamprophyre and syenite. Logging by Southwestern also identified felsic intrusive rocks. However, work by SRK has only identified variably deformed and altered gabbroic rocks in the core at B1N and B1S, which are manifest as sills and dykes throughout the marine sedimentary sequence.

Structurally, the host rocks have at least one dominant penetrative fabric (denoted S1), which commonly transposes bedding and generally dips towards the east. Based on detailed mapping within the immediate B1N and B1S deposit areas, at least three major deformation events have been recognized.

Integration of mapping data, logging and petrology reports, adit mapping data and core logging suggests that the stratigraphy at B1N and B1S may represent an overturned to recumbent fold, with an axial plane which dips moderately to steeply towards the east. This folded stratigraphy has been subsequently thrust-faulted in a westerly direction, with mineralization likely introduced late during the thrusting event.

It was not possible to determine the structural controls to mineralization at the metre or vein-scale, within the context of the overall structural architecture of the deposit. Although different vein and alteration styles are evident, their exact orientation, distribution and connectivity across the deposits is currently undetermined. The best resolution of structural controls possible with the current data is at the lode scale, where mineralized lodes are interpreted as fault-bound mineralized envelopes that contain gold-bearing veins developed within specific structural sites. This level of understanding is sufficient for resource estimation. However, further structural interpretation through additional mapping of outcrop, adits and oriented core is required in order to develop a robust integrated structural model for B1N and B1S for application in regional exploration campaigns. Southwestern has implemented programs to further investigate the structural controls of the mineralization at the deposit-scale.

EXPLORATION

The JV Company is evaluating the Boka Gold Project under the overall direction of John Paterson, president and CEO of Southwestern and a Qualified Person under the Member, AUSIMM designation. The on-site Project Manager is John Zhang.

The work currently in progress or completed consists of:

detailed topographic surveying of the Boka 1 area, surveying of the Boka 7 and Boka 11 areas and surveying of all drill hole locations;

identification and surveying of all the tunnels excavated by artisanal miners;

sampling of tunnels in all areas;

driving of six exploration tunnels - this work is under contract to Team 209;

Transient Electromagnetic (TEM) survey over the Boka 1 Zone. This survey traced the conductive horizon in the hangingwall of the Boka 1 Zone down-dip for over 1500 metres;

Induced Polarization geophysical surveying;

regional geological mapping and soil sampling;

diamond drilling. Currently five drills are operating on the Boka Property. Approximately 89,400 metres has been drilled in the 246 holes that have been completed (or abandoned) and the drill program is continuing;

a Scoping Assessment Report has been prepared by Hatch.

the Boka Gold Project has now moved into the pre-feasibility stage with work being conducted by Golder Associates, Ausenco and SRK Consulting.

MINERALIZATION

Southwestern has been actively exploring the Boka Gold Project area since October 2002. Over this time, numerous anomalous zones have been identified and the B1N and B1S deposits have been extensively drilled for resource definition and development of a geological model.

Gold mineralization is mainly hosted within veins and breccias that are comprised predominantly of quartz-carbonate-gold-sulphide (mainly pyrite). Wallrock alteration is generally restricted to centimetre-scale selvages to veins and breccia zones, although more pervasive de-carbonatization, sericitization, carbonatization, sulphidization and silicification are observed, but not necessarily indicative of economic gold mineralization.

The gold mineralization at B1N and B1S is likely of an orogenic or structurally-controlled nature. The main structural control to mineralization is difficult to ascertain with the current data, however, it is interpreted that west-directed thrusting of the sedimentary sequence over more rigid coarse-grained sediments and gabbroic rocks during the mineralization event, resulted in gold-bearing vein and breccia development. The majority of the ductile strain has been partitioned into the slate and carbonaceous slate units, whilst brittle vein and breccia development with accompanying gold mineralization is generally focused around the more competent sandstone, conglomerate and gabbro lithologies. The scale of the mineralizing system is significant with at least anomalous gold mineralization defined for the Boka Property along strike for over four kilometres and up to 500 metres down dip. The orogenic lode gold or structurally-controlled gold deposit model is being used by Southwestern in their district-scale exploration and is appropriate, as based on observations made by SRK. In particular, a significant aspect of current exploration focus is in determining the relationship between zones of gold anomalism and identified local to district-scale structures.

Three dimensional modeling of mineralized lodes, incorporating drill hole, surface trenching and adit assay data, as well as the geological modeling has identified four main mineralized lodes and numerous significant intercepts at B1N and six main mineralized lodes together with numerous significant intercepts at B1S. Globally for B1N, the mineralized lodes as a whole form a disaggregated deposit which dips approximately 35o-40o -> 55o-60o. The B1N mineralized lodes extend relatively continuously for up to 780 metres along strike in a broadly NW-SE orientation, with the lodes distributed for up to 370 metres across the main strike trend, in a broadly NE-SW orientation. The true vertical thickness of individual lodes at B1N varies and ranges from 3 metres to 40 metres.

For B1S, the mineralized lodes as a whole form a disaggregated deposit which dips approximately -40o-45o -> 55o-60o. The B1S mineralized lodes extend discontinuously for up to

370 metres along strike in a broadly NW-SE orientation, with the lodes distributed for up to 550 metres across the main strike trend, in a broadly NE-SW orientation. The true vertical thickness of individual lodes at B1S varies and ranges from two metres to 55 metres.

In summary, the mineralization at B1N and B1S is characterized by:

  Four main mineralized lodes at B1N and six main mineralized lodes at B1S.
  Competency contrasts between conglomerate, sandstone, gabbro and slate/Carbonaceous Slate units, which control the localization of core.
  The bulk distribution of mineralization being centered around the margins of, and within, the sandstone, conglomerate and gabbroic rocks.
  At least seven variably oriented interpreted faults which transect and constrain mineralized lodes, but currently have an uncertain relationship to mineralization in terms of absolute timing.
  One broadly E-W striking fault which divides the B1N and B1S areas and whose absolute timing relative to mineralization is unresolved.
  Location within areas that show large short-scale variations in bedding dip and strike orientation.

DRILLING

As of September 20, 2005, 123 holes had been completed (eight abandoned) for a total of 46,683 metres with five holes in progress. To January 25, 2007, a total of 89,400 metres in 246 holes has been completed.

The initial drilling was of an exploratory nature, however, for approximately the last 18 months, the purpose of the drilling was to drill out the B1N and B1S resources to a broadly 50 metres N-S x 50 metres E-W spacing, where possible, with the aim of generating a resource estimate at high confidence levels. The orientation of the drill holes in this drill-out program was planned to intersect the mineralized zone at 90o so as to measure the true width of the mineralized zones. No drill hole spacing study has been completed to verify the appropriateness of the grid spacing used.

Once drilled, the core is recovered and placed in plastic core trays at the drill site, with wooden markers defining the appropriate metre interval. A reconciliation analysis of the metres drilled versus the metres of core recovered is completed by the drilling company and Southwestern staff at the drill site. Given the broken nature of the ground, recovery rates are variable, but generally at 90%. The core trays are then transported by 4WD vehicle to the core storage facility, which is a concrete building with a locked steel gate. The core is logged on the ground in the core facility area by Southwestern geologists onto paper and then transferred into the digital drill hole database. Sample intervals are marked and recorded, photographed and then split with one half being retained and one half sent for sample preparation and analysis.

A geotechnical assessment of the Boka site was commenced in 2006 to define geotechnical conditions at a pre-feasibility level. The geotechnical assessment has not yet been completed, but is currently in the stage of interpretation and analysis. For the purposes of the geotechnical assessment, seven boreholes were drilled specifically to assess geotechnical conditions. In addition to the seven geotechnical boreholes, five of the planned exploration boreholes were logged in detail to record geotechnical characteristics.

SAMPLING AND ANALYSIS

The initial work at the Boka Gold Project began in mid-October 2002 and since that time the sampling approaches and procedures have evolved as new information became available. All sampling is done by employees of the JV Company, Yunnan Gold.

As a means of quickly evaluating the mineralized horizon and contained gold-bearing zones, the JV Company began a program of surveying and then sampling the tunnels that had been driven by the artisanal miners. Vertical chip samples were taken, however, when the tunnel sampling program was started in October 2002, horizontal chip samples were taken along one wall of a tunnel for a predetermined sample interval that was usually in the two metre to five metre range. Prior to sampling, loose dirt was scraped from the wall as best as possible and then the horizontal sample was taken by chipping rock fragments from the tunnel wall into a cloth sample bag. The bag was then ticketed, closed, combined with other samples in a larger bag and sent to the Langfang Institute of Geochemical and Geophysical Exploration (1S0 9001 Certification), Langfang, Hebei Province, approximately 60 kilometres from Beijing.

It was recognized that the horizontal channel sampling procedure was prone to misrepresenting the value of the mineralization after the preliminary work showed that in general the gold-bearing mineralization trended north-south and dipped, on average, about 30o to the east with variations from horizontal to 60o. In these circumstances, a horizontal sample in a 30o dipping mineralized zone cuts the zone at a low angle and may give a sample value that overstates the "true" value. In contrast, a 30o dipping zone close to the floor or back of the tunnel, may not be sampled by a waist high horizontal channel sample, thus giving an understated assay value. To correct this situation, a panel sampling procedure was implemented whereby the tunnel wall would be sampled as a panel. The tunnels are on average 2 metres high, thus, for a 3 metres long (horizontal) panel, for example, the panel would be sampled by four lines of chips - top left to bottom right and top right to bottom left and top to bottom and left to right at mid-wall. The chips from these crosses provided the sample.

The mineralized horizon varies in thickness from approximately 40 metres to over 100 metres and within this interval there are many combinations of carbonaceous black slate, siltstone, shear/fault zones, mineralized zones, veined zones, etc. Drill core is generally sampled in two metre intervals with the core being split longitudinally into two halves, one of which is retained in the core box while the other half is sent for assay.

The sampling of the drill core presents similar problems to those encountered in sampling the tunnels. Specifically the drill core is a small sample of a host rock that has been subjected to at least two or three phases of deformation, has been altered and mineralized and most recently, may have been subjected to surface weathering and oxidation. As a result, sections of core are highly fractured and may be quite friable due to oxidation. This type of ground creates challenges for the drillers in order to maximize core recovery. The most difficult sections in which to get 100% core recovery are oxidized, mineralized sections due to the vuggy to friable nature of the residual material. As a result, the gold values as reported from the drill core samples may understate, and for a small interval overstate, the actual gold content of the sample.

The total number of assays from drilling in the current database for B1N, B1S and B7 is 32,047 and this gives a duplicate and standard ratio of approximately 45:1 and 47:1 respectively. These ratios are lower than SRK would recommend (1:25) and particularly with regard to the low proportion of the total numbers of assays that are actually in mineralization.

There are insufficient numbers of field duplicates within the grade ranges of the lodes (+0.5 parts per million “ppm” gold) to comment on the precision of the field duplicates. Of the small number of relevant pairs a large scatter is obvious. This is to be expected given the high nugget nature of the mineralization and the fact that the field duplicates are actually different samples although separated by a very small distance in space. Out of the 431 duplicates pairs available only 33 of the primary assays are above 0.5 ppm; 14 from the SGS labs and 19 from Xi’an / IPL labs. The majority of the primary field duplicate assays are below 0.1 ppm gold. This is a reflection of the procedure of assaying the majority of the length of all holes drilled due to the difficulty in determining mineralized zones at the time of initial core logging.

The Boka Project uses 16 standard samples obtained from Gannet Holdings Pty. Ltd., which cover the range of gold values from below the detection level of 5 parts per billion gold to 35.6 grams per tonne gold. These standards are submitted along with the normal core, rock and soil samples, as a means of determining the accuracy of the gold values reported by the analytical laboratories.

The standards submitted showed a consistent negative bias, particularly S2, S3, S4 and S5. The assayed averages of these standards fall outside of two certified standard deviations and outside a 10% difference tolerance. Initially this seems like a serious issue, however, the remaining standards S6, S7, S8, S9, S11, S12 and S13 were often processed in the same batch runs and these are within acceptable tolerance levels. Standard S16 is outside two standard deviations but within 10% tolerance. Once the outliers are removed S10 is also within acceptable levels.

This suggests that the standards S2 – S5 themselves are poorly characterized and that there is not necessarily any bias occurring as part of the assaying procedure. Standards S1 and S14 are very low values close to the detection limit of the assaying process and their large average difference percentage is not a concern.

Outliers indicate that either there is a serious issue with the assaying of that particular sample and possible other samples in the same batch, or that a recording or transcription error has occurred. After follow up, four of the apparent outliers were found to be allocated to the wrong standard number and were actually within tolerances. Examining the data after removal of outliers is done in order to examine any consistent trends or biases remaining after the influence of a single or a low number of extreme values are removed.

Removing Standards S2 – S5 and removing the outliers then shows that there is a slight negative bias remaining of around 2%.

SRK has not examined any of the internal lab QA/QC data.

As part of the SRK’s QA/QC due diligence on historic samples incorporated in their resource estimate, SRK staff visited the laboratories being used to analyze the Boka samples. As a result of their visits, SRK suggested a number of test programs to provide an appropriate level of confidence with regards to the handling and preparation of samples for analysis as follows:

Sizing tests on pulps from the Xi’an, Kunming Metallurgical Research Institute and SGS Kunming laboratories to determine variability of sample particle size used in analysis. SRK suggested 20 random samples from each laboratory; and,

Concerns regarding the sample preparation could be partly addressed with an independent sample preparation analysis. This will quantify the amount of variability, if any, that there is between the assay results currently held by the Company and those returned from the independent sample preparation. SRK suggested to:

Use the pre-pulverization coarse rejects from Xi’an, Kunming Metallurgical Research Institute and SGS Kunming sample preparation laboratories and split to a 300 gram portion.

Send the 300 gram sample to an independent laboratory for pulverization and assay.

As a result of the concerns raised by some of the laboratory visits, the low numbers of appropriate field duplicates and the problems with some of the standards SRK requested an additional round of pulp re-assays. A series of samples from holes within the mineralisation covering B1N and B1S and B7 were selected and the original pulps were removed from storage and sent to SGS Tianjin for check analysis. Subsequent analysis shows no significant bias between the primary assays and the check assays.

SECURITY OF SAMPLES

The Company uses SGS Laboratories in Tianjin, P.R. China, for sample analysis of drill core. SRK has visited this laboratory and verifies that the sample control and analysis procedures of this facility are appropriately managed and at a high confidence level.

All drill core samples (approximately two metre, half-core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming. The entire composite is prepped to -10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjin for conventional fire assay using a 50 gram charge. Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga, Ontario.

Exploration samples (rock chip, soil, trench and tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (an ISO 9002 accredited facility) located in Xi’an, Shanxi Province, P.R. China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

SRK prepared a mineral resource estimate for the B1N and B1S zones at Boka using a database supplied by Southwestern. This database contained collar, down hole survey, assay, lithology, mineralization and structure tables. Topography was supplied as high resolution point data from aerial survey with elevation points approximately 15 metres apart in Northing and Easting.

Detailed lithological and structural logging of the drilling, geophysical interpretation, surface and adit mapping have been and continue to be carried out at B1N and B1S. The interpretation of this information is still in progress and currently the controls on mineralization and event timing are not well understood. The mineralization is not strictly stratabound and the structural controls are not well enough understood at a tens of metres scale to be used for interpretation of mineralization. Rock chemistry and carbonaceous material may be significant mineralization controls. With the exception of the major discontinuities present at both B1N and B1S, which are either barren or displace mineralization, the mineralization lode models are essentially grade based.

Down hole boundaries for the lodes are generally self evident given the distinctive change in grade at approximately one ppm gold. Sectional interpretation alone of strike and dip continuity can often be ambiguous particularly around the zones of discontinuity. Down-dip continuity of the lodes is complex. Often sections will show very good continuity across several holes then very low grades in the next hole followed again by good continuity in the expected geometric / lithological extension. These sudden breaks also occur along strike. No close spaced drilling is available to assess the short range variability of the lodes or identify the true nature of the sudden breaks. The breaks are assumed to be sharp and identifiable at a mining grade control level. The low assays are assumed not to be part of the mineralized population and therefore have no influence on the overall lode grade. Such breaks could realistically be produced by a combination of short scale structural controls and carbon related chemical features.

The definition of the downhole lode boundaries is not strictly one ppm but wherever the subjectively identifiable distinctive change in grade occurs. Small intervals of sub < one ppm material are contained within the lode boundaries if their exclusion is inconsistent with the lode geometries and adjacent mineralization.

Lode models are therefore not continued through drilling where runs of assays are below approximately one ppm gold. Examination of the continuity of alteration type, alteration strength, colour, oxidization, structure type and all three lithology code fields (“Rock Old”, “Rock New” and “SRK Parent”) did not assist in tracing mineralized features through intercepts of very low or below detection grades. Looking at downhole continuity of grade shows runs of gold rarely contain significant internal low grade, supporting the termination of lodes where the assay is below the one ppm gold cutoff.

Sectional projection of lodes up-dip is generally done to surface except where drill or adit grade negates this. Sectional projection of lodes down dip is done to approximately 25 metres (or half the average drill spacing), midway between mineralized and un-mineralized holes, or inline with projections on adjacent sections as appropriate to 3D continuity.

Strike continuity was usually limited to 25 metres beyond the intercept where drilling is open or half-way between holes where barren drilling closes the strike extent.

Where assays above the one ppm gold cutoff are present in an isolated individual drill hole with barren material or no close drilling around it consideration is given to the following factors in deciding if it should be included as an Inferred Resource:

  Assays in nearby holes.
  Proximity to adjacent modeled mineralization.
  Thickness of intercept, generally greater than 6 metres.
  Potential for geometric continuity with existing trends.

There is a large gap in the drilling of B1S where surface access has not been possible and the southern strike extension from section 5000 is unable to be determined. For the current model the southern strike extension has been terminated at a possible fault between 20 metres and 60 metres from section 5000. The closest southern drilling is some 200 metres further south and does not contain any significant mineralization.

The following table details the entire resource within the modeled mineralized envelopes broken down by classification in accordance with the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves” (“JORC Code”) prepared by the Joint Ore Reserves Committee of the AUSIMM. The JORC Code is an NI 43-101 CIM compatible resource reporting code and the resource classification categories of Measured, Indicated and Inferred are essentially the same for both codes. The SRK Report does not include the Boka 7 area and nor does it use a cutoff grade. The entire tonnage within the mineralized lode model is reported and the lowest individual 25 metres x 25 metres x 6 metres block value is 0.9 ppm gold.

		Volume		Density t	Tonnage		Au	Metal
AREA	CLASSIFICATION	000	’ m3	/ m3	kt		ppm	koz Au
BOKA 1	Measured	3 107		2.69	8	357	2.74	737
NORTH	Indicated	4 677		2.68	12	553	3.05	1 229
	Measured + Indicated	7 784		2.69	20	910	2.92	1 966
	Inferred	1 301		2.72	3	540	2.49	283
BOKA 1	Measured	529		2.75	1	453	3.67	171
SOUTH	Indicated	3 285		2.68	8	805	3.25	919
	Measured + Indicated	3 813		2.69	10	258	3.31	1 090
	Inferred	1 945		2.73	5	315	2.78	475
TOTAL	Measured	3 636		2.70	9	810	2.88	909
	Indicated	7 962		2.68	21	357	3.13	2 148
	Measured + Indicated	11 597		2.69	31	167	3.05	3 057
	Inferred	3 245		2.73	8	855	2.66	758

MINING OPERATIONS

The Boka Project is at an early stage of exploration and, while there remain small adits and stopes developed by artisanal miners, there are no mining or processing facilities on the Boka Property being operated by the JV Company.

EXPLORATION AND DEVELOPMENT

Gold mineralization is hosted within a Mid-Proterozoic sedimentary sequence of rocks, which includes, at B1N and B1S, slates, carbonaceous slates, sandstone and conglomerate. These rocks have been intruded by numerous dykes and sills of a gabbroic composition during the Late Permian and Mesoproterozoic. The entire lithostratigraphic sequence has undergone numerous episodes of deformation, with at least three major deformation events recognized by previous workers.

In total for B1N, four mineralized lodes and numerous significant isolated intercepts are identified, and form a disaggregated series of deposits, which as a whole, dip approximately 35o-40o -> 55o-60o, and extend relatively continuously for up to 780 metre along strike. For B1S, six mineralized lodes and numerous significant isolated intercepts delineate a disaggregated series of deposits, which as a whole, dip approximately -40o-45o -> 55o-60o, and extend discontinuously for up to 370 metres along strike. The true vertical thickness of individually modeled lodes at B1N and B1S varies and ranges from 3 metres to 40 metres and 2 metres to 55 metres, respectively. It is SRK’s interpretation that the B1N and B1S gold mineralization is likely of an orogenic or structurally-controlled affinity.

The overall continuity, grade and extents of mineralization for B1N have been confirmed. The B1N lodes are now closed off to the north and south along strike by major faults. The up-dip extents are defined through to surface or to barren material. The down-dip extents have limited potential for extension, as wider spaced drilling to the east has not intersected significant mineralization.

The extents of the B1S mineralization are less well defined and further drilling is required to determine them.

For both B1N and B1S the mineralization is not strictly stratabound and the structure is not well enough understood at a tens of metres scale to enable mineralization to be entirely constrained by structure. Chemical controls and carbonaceous material may play a significant role in controlling the distribution of mineralization. With the exception of the major discontinuities present at both B1N ad B1S, which are either barren or displace mineralization, the mineralization lode models are essentially grade based.

Globally, looking at the resource as a whole, the confidence in the average grade is high but it is the volume (tonnage) where there is uncertainty leading to classification downgrades.

QA / QC checks reveal that there are problems with characterization of standards S2, S3, S4 and S5 which all consistently assay significantly below their nominated standard value. This is not a bias in the assaying process as other standards processed in the same batches at the same times and of similar Au grades consistently return their correct values within specified tolerance limits.

There is a large gap in the drilling of B1S where surface access has not been possible and the southern strike extension from section 5000 is unable to be determined. For the current model, the southern strike extension has been terminated at a possible fault between 20 metres and 60 metres from section 5000. The closest southern drilling is some 200 metres further south and does not contain any significant mineralization.

When compared to the estimate in the Hatch Report, there is a large difference in both tonnage and grade for B1S. The difference in tonnage is due to the aforementioned absence of any evidence of mineralized material between the eastern portion of sections 5000 and 4750 that was predicted by the June 2005 model. The difference in grade is related to the previously mentioned tightening and breaking up of the lode models enabled by the closer spaced drilling and increased geological understanding leading to less diluting material being included in the estimation.

Further detailed geological/structural surface and adit mapping should be completed and incorporated into the 3D dataset generated from this study. Again, this will add to the structural dataset, with the aim of developing a holistic model for the structural regime in which gold mineralization was deposited. At the time of writing, this initiative was being implemented by Southwestern.

To obtain higher confidence in the volume a better understanding of the geology and structure that is controlling the mineralization is required. Tighter drill spacing may be required in specific areas to determine exactly how to close off the various lodes, particularly where the discontinuities exist. This limited closer spaced drilling may be enough to help define the short scale continuity for variography purposes as well.

A cross or grid of 12.5 metres spaced holes targeting the upper parts of B1N lodes 1 and 2 in the area of the zone of discontinuity would contribute greatly to the understanding of the block scale controls on mineralization and assist in providing short range data for short range variogram model definition. Only after analysis of this close spaced drilling area should a decision as to the extent of any further infill drilling required be made. A similar exercise would be beneficial for B1S.

The area of the Boka 1 resource with the most potential for significant additional metal is the SE portion of B1S where the position of the discontinuity / fault is yet to be defined due to surface access issues. If access is still not available it is suggested that a series of strike oriented holes be drilled south from section 5000 to test the extension of the deposit here.

A recoverable resource model should be considered for input to open pit optimization for the current pre-feasibility study.

The Company is budgeting US$4,500,000 to be used for the on-going drilling, engineering and environmental studies required to carry the Boka Project through a pre-feasibility study.

The Liam Gold-Silver Project

Information on the Liam Gold-Silver Project, Department of Cusco, Peru set out herein has been obtained from the National Instrument 43-101F1 technical report entitled “Technical Report, Southwestern Resources Corp., Liam Gold-Silver Project, Department of Cusco, Peru” by L.D.S. Winter, P.Geo., dated March 26, 2007.

The Company's principal property in Peru is the Liam Gold-Silver Project (the “Liam Gold-Silver Project” and the “Project” are used interchangeably in this section) located 190 kilometres northwest of the city of Arequipa. In late 2003, the Company signed an option agreement with Newmont Peru Limited Sucursal del Peru (“Newmont Peru”), an affiliate of Newmont Peru Limited (“Newmont Delaware”) regarding the core zone of the Liam Gold-Silver Project (the “Liam Core Zone” and the “Liam Core Project”). Newmont Delaware and the Company also entered into a joint venture agreement (the “Regional Joint Venture Agreement”) to explore various concessions owned by the two companies outside the Liam Core Zone (the “Liam Regional Zones” and the “Liam Regional Project”). On October 19, 2005, the Liam Core Zone and Liam Zones were combined under a single joint venture (hereafter, the “Liam Regional Venture”) pursuant to an amendment to the Regional Joint Venture Agreement. The Liam Regional Venture is under the management of Southwestern with Newmont managing all drilling programs.

PROJECT DESCRIPTION AND LOCATION

The Liam Gold-Silver Project is comprised of 367,000 hectares of exploration concessions within the Liam Regional Venture area.

The Liam Gold-Silver Project is located in southern Peru, within the western slopes and the continental divide of the Cordillera Occidental (Western Cordillera) of the Peruvian Andes in the Department of Cusco at 14° 46’S latitude, 72° - 23’W longitude, approximately 190 kilometres northwest of the city of Arequipa.

The concessions in the Liam Regional Venture are held by either Minera del Suroeste S.A.C. (“Misosa”), an affiliate of Southwestern, or Newmont Peru.

Under the Regional Joint Venture Agreement, Southwestern and Newmont Delaware contributed certain mineral concessions and each has an undivided 50% participating interest in the Liam Regional Venture. The parties agreed to spend a total of US$5 million in the Area of Interest (as defined in the Regional Joint Venture Agreement) over a five-year period, with Southwestern as exploration manager. If the Technical Committee formed under the Regional Joint Venture determines that any project within the Area of Interest, based on a preliminary scoping study of its tonnage, or grade, initial metallurgy or initial economic valuation, constitutes a viable exploration project then Newmont Delaware has the election to earn an additional 20% interest in that project by producing a feasibility study and funding all costs incurred to the commencement of commercial production.

Apart from the contractual terms set out above, there are no additional royalties, overrides, back-in-rights, payments or other agreements to which the Project is subject.

There are no known pre-existing environmental liabilities.

The Liam Gold-Silver Project is located within the western slopes and the continental divide of the Cordillera Occidental (Western Cordillera) at an altitude of 4,500 metres to 5,300 metres within the northwesterly-trending Tertiary Volcanic Belt of southern Peru.

At the Project, within a large zone of argillic – siliceous alteration, the gold-silver-bearing zone is considered to consist of three parts: Cerro Crespo butte to the south, an 800 metre diameter, maar-like crater immediately to the north and northeast, and the Queshca area on the north side of the maar-like crater. The area in which gold-silver values of economic interest have been obtained extends about 2.5 kilometres north-south from Queshca to Cerro Crespo and about 1.5 kilometres east-west.

Outside of the Cerro Crespo – Cerro Queshca area, zones of high sulphidation type epithermal gold-silver mineralization have been identified at Astana, Astana South, Astana Southwest and Careli. Low sulphidation type gold-silver mineralization has been discovered at Farallon, adjacent to the Astana mineralization, and at Huacullo, Ibel, Gran Leon and Aluja. In the northeast corner of the Project area, significant silver-lead-zinc mineralization in limestones has been mapped and sampled and at Surape a copper-gold porphyry-type system has been identified.

There are no defined mineral reserves or resources for the Liam Gold-Silver Project and there are no mine workings, tailing ponds, waste disposal areas or natural features of significance or improvements in the area.

Permits are required for drilling with the type of permit being dependent on the size of the drill program. It is usually necessary to enter into working agreements with the local communities.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Project can be reached by road from Arequipa via the communities of Puente Callari, Sibayo, Cailloma and Arcata. All access to the area is by vehicle or helicopter.

Apart from the small communities which provide accommodation and services to the mining operations at Orcopampa and Arcata, there is limited infrastructure in the area.

The Project area is above 4000 metres and has a high altitude tundra-type climate. The rainy season, which is from December through March, hinders road access and work during this period. Snowfalls are not uncommon during the rainy season and on some of the higher peaks snow may remain for considerable periods of time.

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

The Project is located on the western slopes of, and on the continental divide of the Cordillera Occidental (Western Cordillera) of the Peruvian Andes. The area is well above tree line in the Altoplano which is an undulating high altitude plane of gentle to moderate slopes with elevations ranging from a high of 5371 metres on Cerro Crespo in the west central part of the Liam Core Zone to a low of 4470 metres along a creek to the northeast. The prominent Cerro Crespo butte which outcrops in the centre of the Liam Core Zone has a flat top and very steep sides while at Queshca, to the north, the slopes are gentle to moderate with steeper sections between Cerro Crespo and Queshca.

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

1995 Programs

The Liam property was originally identified by Southwestern and staked based on a satellite image anomaly thought to represent hydrothermal alteration. Initial reconnaissance, 1:100,000 scale geological mapping and concurrent rock and stream sediment sampling were carried out by Minera Teck on the original two Liam claims, Liam II and III (totaling 1600 hectares) in May 1995. Also during 1995, Cominco carried out a brief first-pass program on their superimposed 1000 hectares La Francia claim. Their mapping outlined high-sulphidation alteration, consisting of vuggy silica, alunite and advanced argillic alteration and a 450 metres by 350 metres breccia zone in the Cerro Crespo area.

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

1997 Program

The June 1997, Minera Teck third phase program consisted of grid installation followed by 1:5000 scale geological mapping with concurrent detailed grid rock and soil sampling and induced polarization (IP) and magnetic surveys. In October 1997, with the aid of a qualified mountain climber, detailed rock sampling was carried out over Cerro Crespo. Analyses of the 567 grid rock samples include 2 > 500 parts per billion gold, 14 > 200 parts per billion gold, 22 > 100 parts per billion and 49 > 50 parts per billion gold. Almost all of the anomalous gold values were restricted to the two anomalous zones and all had coincident silver and epithermal indicator elements (arsenic, antimony, mercury and bismuth) as well as lead anomalies.

A ground magnetic survey showed a central part of the grid that suggested a possible deep-rooted magnetic anomaly coincident with the central resistivity high. An IP survey suggested a central zone of high resistivity (centred over Cerro Crespo and gold zone “B”). This central zone of high resistivity was flanked by zones of high chargeability, often with associated high resistivities.

1998 Diamond Drilling Program

The 1998 drill program consisted of twelve HQ- and NQ-sized diamond drill holes totaling 1781 metres. 1638 metres was cored HQ and 143 metres was cored NQ.

A total of 747 core samples were collected during the 1998 drill program and analyzed by ALS Chemex Labs in Vancouver, Canada for gold by fire assay and atomic absorption finish and silver, copper, lead, zinc, arsenic, molybdenum, bismuth and antimony by aqua regia digestion and ICP-AES (inductively coupled plasma-atomic emission spectrometry) finish. Mercury was analyzed by flameless atomic absorption spectroscopy. Anomalous gold (> 0.1 grams per tonne gold) values and weighted average gold and silver drill intersections were plotted on sections. In order to determine epithermal alteration zoning, PIMA (portable infrared mineral analyzers) spectral analysis study was completed on holes 1B, 2, 3, 4, 5B, 6, 7 and 8. Core recovery was generally good, however, in some sections poor recovery was encountered.

After Minera Teck decided not to contribute to the vigencia payments in June 2002, Misosa reviewed the results of the prior Project work and concluded that it was still a target of merit and deserving of additional work.

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

Dominant structural trends are northeast, northwest and to a lesser extent north-south. Base metal mineralization generally occurs associated with the intrusives as porphyry and a skarn-type mineralization. Gold-silver mineralization, usually of the high or low sulphidation epithermal type, tends to occur within a northwest-trending, belt-parallel zone, centrally located in the Tertiary Volcanic Belt. Examples are the Madrigal, Caylloma, Suckuytan, Orcopampa, Poracota, Ares

and Arcata mines and prospects to the south, and Santa Rose and Selene to the northwest of the Project.

Within the area of the Liam Regional Venture, the oldest volcanic units are those of the Tacaza Formation which in turn are overlain by the Late Miocene Alpabamba volcanics consisting of bedded, felsic to andesitic tuffs and lavas and associated re-worked units. It is the Alpabamba units which usually host the gold-silver mineralization, however, at Aluja the low sulphidation type gold-silver mineralization is in the Barroso volcanics. Following the formation of the Alpabamba units they were hydrothermally altered and mineralized. The Cerro Crespo – Cerro Queshca site is considered to have been a volcanic centre and the site of on-going cratering, brecciation, alteration and mineralization. Local structural trends appear to duplicate those that are present on a regional basis.

The unaltered andesitic Barroso volcanics of Pleistocene age were extruded over the argillically altered Alpabamba volcanics. Quaternary alluvial and glacial deposits occur throughout the lower areas and valleys.

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

Cerro Crespo butte is a high-level, complex, hydrothermal vent system located on the southern side of the maar-like crater and exhibiting several felsic diatreme/brecciation events. At a depth of 150 metres to 200 metres, some of these diatreme/breccia zones become narrow, fault-controlled feeder zones. The original rock textures have been almost completely destroyed by the hydrothermal and phreatomagmatic processes with three types of breccias currently being recognized: a hydrothermal breccia, a phreatomagmatic breccia and a weakly brecciated, very strongly silicified unit. In all these units silicification is pervasive, multi-episodic and associated with alunite.

At Queshca, pyroclastic breccias and crystal tuffs dipping at low angles to the south (inwards) occur on the northern edge of the maar-like crater. Within the maar-like crater thin-bedded, crater-lake sediments and intrusive breccias have been mapped.

EXPLORATION

The work from 1995 through 1998 was carried out by Minera Teck as operator of the Soteco Joint Venture. In 2002, Misosa took over as operator of the Liam property and carried out programs of geological mapping and sampling followed by a diamond drilling program at Cerro Crespo in which 19 holes totalling 3198 metres were completed.

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

Approximately 800 metres to the north is the Queshca area where six zones have been mapped and sampled. Within these six zones, channel samples have yielded gold values from 0.03 grams per tonne gold (30 parts per billion) to 83.50 grams per tonne gold and 32.3 grams per tonne silver across 0.50 metres. Of the 215 samples collected at Queshca, 95 (44%) gave values equal to or greater than 1 gram per tonne gold. Sixty-eight samples (32%) returned values greater than 2 grams per tonne gold and 29 samples (13%) assayed better than 5 grams per tonne gold. This preliminary work indicated that the samples from the outcrops (Zones 1 and 2) at higher elevations gave lower gold values of 0.10 grams per tonne to 0.50 grams per tonne while those at lower elevations (Zone 6) returned the highest gold values. These gold values, which occur over an area greater than 1000 metres east-west by about 1000 metres north-south lying 800 metres north of Cerro Crespo, indicate an increase in grade with stratigraphic depth which may be the reflection of the porosity and permeability of the different volcanic units.

In late April 2004, Newmont began a drilling program in the Cerro Crespo – Cerro Queshca area. The initial work in 2004 indicated the presence of a new zone of silver-gold mineralization on the northeast flank of the Cerro Crespo butte. Drilling at Cerro Queshca suggested that the gold-silver mineralization was associated with a major east-west, steeply-dipping shear zone as intersected in drill hole QS-010. This area was covered by an IP survey by Newmont. A second phase drilling program at Cerro Queshca was completed in 2005, the results of which showed gold-silver mineralization in an area extending approximately 200 metres east-west and 150 metres north-south and generally open in all directions.

The Astana – Farallon area was initially evaluated by geological mapping and then an extensive surface rock chip sampling program and several large epithermal gold-silver systems of both high and low sulphidation type were identified over a three kilometre by one kilometre area. An initial, widely spaced drill program comprising 15 shallow holes was completed over a portion of this zone. A second phase drilling program (late 2006) at Astana, which is underlain by a high-sulphidation type gold-silver zone extending for 300 metres by 200 metres, included an intersection of 72.45 metres grading 1.1 grams per tonne gold and 42 grams per tonne silver. The Astana zone remains open to the east and south and work in this area has also identified the Astana South and Astana Southwest zones of mineralization.

The Careli high sulphidation type epithermal gold-silver mineralization was initially discovered in the regional prospecting program. Subsequent sampling indicated a zone approximately 700 metres long and 200 metres wide trending northwest-southeast. Surface samples from within the zone indicated that the central and southeastern part generally had gold grades between 0.2 grams per tonne and 0.5 grams per tonne while gold grades in the northwestern section were generally over 1 grams per tonne. Two induced polarization surveys were carried out over the Careli zone and significantly expanded the size of the potential target. Based on the area of high resistivity indicated by the two IP surveys, the total strike length of the Careli zone is now considered to be 4000 metres in a northwest-southeast direction and up to 500 metres wide. Scattered outcrops of vuggy silica and alunite within this area indicate the high sulphidation nature of the zone. A weaker zone of anomalous resistivity values, located northeast of the large anomaly extends for approximately 1000 metres and is associated with hydrothermal breccias in which the gold grades commonly register over 1 grams per tonne.

On the Ibel prospect, sampling was carried out on two areas of mineralization, the Huamancharpa Sur and Huamancharpa Norte. At Huamancharpa Sur prospecting, geological mapping and sampling have indicated an altered and mineralized area extending for 1200 metres x 800 metres in a silicified and moderately stockworked shale. Over 400 rock chip samples have been collected with greater than 30% of the samples having gold values over 0.1 grams per tonne with a maximum of 3.7 grams per tonne. At Huamancharpa Norte the main gold-silver mineralization is associated with hydrothermal breccias and veins as indicated by the mapping and sampling. Four separate zones of hydrothermal breccias and veins were identified and they vary in length from 450 metres to 3000 metres and with widths between 1.0 metres and 10 metres. Rock chip sampling within the breccias returned gold values of generally less than 0.5 grams per tonne.

At Huacullo, 6 kilometres southeast of Ibel, prospecting, geological mapping and sampling have identified four main zones of breccia and veining with a northwest-southeast trend. Rock chip sampling of the low sulphidation veins and breccias generally return gold values over 0.2 grams per tonne gold and with several values in the 10 grams per tonne to 19 grams per tonne range. These veins and breccias are unusual in that they also carry high molybdenum values in the range between 200 parts per million and 1300 parts per million. The largest of the four main breccia vein zones which trend northwest-southeast is 2000 metres long and up to 20 metres wide and is similar to the mineralization currently being mined at the Arcada mine to the south. Fourteen hundred rock samples were collected with 10% showing values greater than 1 grams per tonne gold and up to 30 grams per tonne Ag. Twenty percent of the samples carried molybdenum values between 0.025% and 0.24% . A gradient array IP survey indicates the presence of a chargeable zone at depth which is considered to represent sulphides within the veins and breccias. No sulphides are present on surface probably due to their having been leached by the surface weathering processes.

During the first quarter of 2006 work in the Gran Leon area, approximately 65 kilometres northeast of Cerro Crespo identified a new extensive system of gold-rich veins. Fifty veins were identified with the largest vein being two metres wide and extending for over 2500 metres. Preliminary rock chip sampling in these veins has returned gold values up to 62.4 grams per tonne and 219.0 grams per tonne silver over 0.5 metres.

The Aluja zone is a new discovery as a result of regional prospecting and mapping located approximately 45 kilometres north-northwest of Cerro Crespo. The mineralization is considered to be of the low sulphidation type with veins and breccia zones being hosted in Barroso volcanics. The three main vein breccia systems extend for over 1000 metres with widths in the range from 0.5 metres to 5 metres. Channel sample widths, varying from one to two metres, were taken across the main vein and gold values ranged from 0.1 grams per tonne to 1.8 grams per tonne.

The Numa zone of silver-lead-zinc mineralization is located in the northeastern sector of the Project. The Numa West zone, which is the largest of the identified bodies, extends for approximately 2500 metres in a north-south direction and varies in width from 5 metres to 50 metres. Mineralization occurs in extensive breccia and stockwork type replacement bodies in limestone. A total of 163 rock chip samples were collected from areas of 1.2 square metres to 64 square metres, with the highest silver values concentrated in the Numa West zone. Sample values range from 14.9 grams per tonne silver, 0.38% lead and 0.14 % zinc to 1865 grams per tonne silver, 10.90% lead and 10.45% zinc.

In a press release dated February 20, 2007, the Company reported that on-going regional exploration has resulted in the discovery of a copper-gold porphyry system located within an erosional window in the Tertiary Volcanic sequence. The copper-gold mineralization is hosted within a heavily stockworked diorite porphyry and extends to the southeast under strongly altered volcanics. Limonite rich fracture systems in the volcanics, with secondary copper-oxides, suggest that the porphyry underlies the volcanics within an area measuring 1000 metres by 500 metres. The stockwork contains veinlets of quartz and magnetite with abundant chalcopyrite and bornite typical of copper-gold porphyries. Sample values ranged from 0.18% copper and 0.01 grams per tonne gold to 4.14% copper and 4.03 grams per tonne gold. All sample lengths were 2.0 metres.

To date only limited sampling has been carried out on the Teton zone.

The geological field work and sampling in 2002 and 2003 was carried out by Misosa with the diamond drilling being done by Bradley Bros. Peru Ltda. Drill core logging and sampling was done by Misosa geologists and technicians. From 2004 until the amendment of the Regional Joint Venture Agreement in October 2005, work at Cerro Crespo and Cerro Queshca (formerly the Liam Core Zone) was under the direction of Newmont and the Regional Joint Venture was under Misosa's direction. Since October 2005 Misosa, is the manager of the Liam Regional Venture with Newmont being the manager for all the drilling programs.

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

Subsequently Misosa mapped and sampled in detail Cerro Crespo and Cerro Queshca and then carried out an initial diamond drilling program at Cerro Crespo. Detailed mapping and sampling from September 4, 2002 to June 9, 2003 resulted in the collection of 410 channel samples mainly on the top of Cerro Crespo and on its northern and eastern flanks. The mapping identified the various breccia units, while the sampling identified five areas, from northwest to southeast and referred to as Areas A, B, C, D, and E, of gold-silver mineralization with grades ranging from anomalous to being of economic interest.

1)	Cerro Crespo is a high level, complex volcanic hydrothermal vent system within an extensive high sulphidation alteration zone.

2)	A significant gold-silver zone of mineralization is associated with the hydrothermal vent system.

3)	High grade silver values with subordinate gold were found in Zones A, B and C in the upper part of the butte at elevations between 5350 metres and 5375 metres and also in Zone D at an elevation of 5200 metres suggesting 150 metres to 175 metres of vertical continuity in the eastern part of the butte. In Zone E at 5150 metres silver values decrease but copper increases.

4)	The upper part of Cerro Crespo is strongly oxidized, however, Misosa geologists consider that silver migration is generally in the order of centimetres.

In mid-2003, Misosa carried out two channel sampling programs at Cerro Queshca and it appeared that the grade of the mineralization was increasing with depth in the stratigraphic sequence. Two phases of very widely spaced drilling were completed, expanding the limits of known gold-silver mineralization and the interpretation of which indicated that the better grade gold mineralization is controlled by a steeply-dipping, major, east-west-trending structure.

Initial regional rock and geochemical sampling by Southwestern in what was the Liam Regional Zone resulted in the discovery of four gold-bearing zones; the A Zone, the B Zone, the Ibel Zone and the Teton Zone. Subsequently, the A and B Zones were re-named the Astana Zone and the Farallon Zone, respectively.

The on-going prospecting sampling and geological mapping in the area that was the Liam Regional Zone, outside of the original Liam Core Zone, has resulted in the discovery of six additional zones of gold-silver epithermal-type mineralization, the Esquinas, Careli, Huacullo, Gran Leon and Aluja zones. In addition, the Numa West mineralization and the Surape copper-gold porphyry type system have been identified. This brings to 15 the number of mineralized zones identified and/or sampled to date within the Liam Regional Venture Agreement area.

The zones that exhibit characteristics of high sulphidation type epithermal gold-silver mineralization are: Cerro Crespo, Cerro Queshca, Astana, Astana South, Astana Southwest and Careli. Low sulphidation type epithermal gold-silver mineralization is present at Farallon, Ibel, Huacullo, Gran Leon and Aluja. At Numa West, the mineralization is of the limestone-hosted silver-lead-zinc type, although it does show some characteristics associated with epithermal-type mineralization.

The Astana-Farallon zone lies approximately eight kilometres southwest of the Cerro Crespo butte. Work during 2005 outlined a large epithermal system over an area approximately 10 kilometres long and up to 4.5 kilometres wide. All mineralization is associated with extensive fracture systems containing druzy quartz, hematite and barite hosted by an altered rhyodacite. Crackle breccias and tectonic breccias are also present. The Astana zone measures approximately 300 metres x 200 metres while the Astana South is approximately 200 metres x 100 metres and the Astana Southwest is 600 metres x 200 metres. The Farallon zone which measures approximately 1200 metres x 800 metres. The Astana and Farallon zones are approximately 3 kilometres apart and the intervening area is mainly overburden covered.

The Careli zone is located approximately 35 kilometres north-northeast of Cerro Crespo and consists of a poorly exposed zone of vuggy silica measuring approximately 700 metres along strike and up to 200 metres wide. The general trend of the mineralization is northwest-southeast.

The Ibel zone is located 28 kilometres northwest of Cerro Crespo. Two areas of mineralization have been identified and sampled. These are the Huamancharpa Sur and the Huamancharpa Norte. At Huamancharpa Sur alteration and mineralization has been identified over an area measuring 1200 metres x 800 metres. The host rocks are shales which have been silicified and moderately stockworked. Mineralization appears to consist on surface of limonite (after pyrite) and arsenopyrite within the quartz stockwork. At Huamancharpa Norte gold-silver mineralization is associated with hydrothermal veins and breccias. Four separate zones of veins and breccias have been identified which vary in length from 450 metres to 3000 metres and with widths between one metre to ten metres.

The Huacullo zone is located 6 kilometres southeast of Ibel. Mineralization consists of veins and hydrothermal breccias which extend for up to 1200 metres and range from 0.5 metres to ten metres in width. These gold-silver bearing veins are unusual in that the veins and breccias contain high molybdenum values ranging from 200 parts per million to 1300 parts per million. Four main breccia vein zones with a northwest-southeast trend have been identified with the largest being 2000 metres long and up to 20 metres wide and hosting typical low sulphidation type mineralization. It is considered that the Huacullo zone is very similar to the low sulphidation mineralization being mined at the Arcata, Ares, Orcopampa deposits to the south as well as at the Milo property, which is a joint venture between Southwestern and Meridian Gold. No sulphides are present at surface, however, a gradient array induced polarization survey showed chargeability values at depth which are interpreted to represent the presence of sulphides at depth within the Huacullo zone.

The Gran Leon is another area of extensive low sulphidation type gold-silver mineralization lying approximately 65 kilometres northeast of Cerro Crespo. Work on this property is of a preliminary nature, however, it suggests an extensive gold-rich system with over 50 veins being identified, the largest of which is two metres wide and 2500 metres long. The initial sampling suggests that this system is significantly enriched in gold relative to silver.

Aluja is a new discovery of low sulphidation epithermal mineralization located approximately 45 kilometres north-northwest of Cerro Crespo. The mineralization is hosted in the Barroso volcanics with three main veins/breccia systems being identified with the largest extending for over 1000 metres and with widths from 0.5 metres to 5 metres.

In July 2006, Southwestern and Newmont Peru (Southwestern Press Release dated July 17, 2006) announced the discovery of widespread silver mineralization in the northeastern portion of the Liam Regional Venture area. The mineralization is associated with extensive breccia and stockwork type replacement bodies in limestone with the largest of the zones being the Numa West zone which extends for approximately 2500 metres north-south and varies in widths from five metres to 50 metres. In areas of high topographic relief, the breccias have been observed and sampled over a vertical distance of 150 metres.

DRILLING

Drilling by the Soteco Joint Venture confirmed that the strong high sulphidation epithermal alteration zone observed on surface continued to depth, however, no intersections showing interesting widths of precious metal mineralization were encountered. As a result of the work done by Misosa at Cerro Crespo, it is now apparent that the Soteco drill holes were being drilled below the main zone of mineralization at Cerro Crespo. It is of interest to note that one up-hole, LM98DOZ, drilled by Soteco intersected 159 grams per tonne silver over 1.8 metres, however, the hole was abandoned due to drilling problems. In total, Soteco completed 12 holes for a total of 1781.20 metres.

The drilling carried out by Misosa in 2003 consisted of a total of 3197.55 metres in 19 holes. This work indicated a significant zone of gold-silver mineralization with a strike length of about 350 metres, a width of 125 metres +/- and a vertical extent of about 150 metres.

In late April 2004, Newmont Peru commenced a Phase 1 drilling programin the Liam Core Zone. In a press release dated September 29, 2004, Southwestern reported the results from five holes drilled at Cerro Crespo and 11 holes drilled at Cerro Queshca. Holes Li-021 and Li-022 drilled at Cerro Crespo were drilled 300 metres south of the butte but no significant gold or silver mineralization was intersected.

Two holes, Li-023 and Li-024 identified a new gold-silver zone of mineralization on the northeast flank of Cerro Crespo butte. On March 16, 2005 the results for 3 additional holes, Li-028, Li-029 and Li-031 at Cerro Crespo were reported. Holes Li-023, Li-024, Li-028 and Li-029 are all within the new zone of silver-gold mineralization northeast of Cerro Crespo and Li-031 is northwest of Cerro Crespo.

The Cerro Queshca drilling has been very widely spaced, however, the initial results indicated that the better grade gold mineralization is controlled by a steeply-dipping, major, east-west-trending structure as indicated by hole QS-010. On March 16, 2005 Southwestern reported the results from additional drilling at Cerro Queshca with the best results being from QS-015 which was drilled about 150 metres south of QS-010.

In the Phase 2 drilling program by Newmont at Cerro Queshca 3 additional holes QS-017, QS-018 and QS-021, adjacent to holes QS-010 and QS-015, intersected gold-silver mineralization of interest. These 5 holes are within an area measuring approximately 200 metres east-west by 150 metres north-south.

Drill holes QS-012 to QS-014, QS-016, QS-019, QS-020 and QS-022 to QS-033 did not intersect any significant mineralization. The drill holes QS-001 to QS-007 and QS-011 intersected only sporadic anomalous gold and silver values.

All reported intersections are core intervals. Until the zones are better defined, the true widths of the mineralization cannot be stated.

To date, Newmont has completed 33 holes at Cerro Crespo (4997 metres) and 33 at Cerro Queshca (4617 metres).

Apart from the original Liam Core Zone area of Cerro Crespo and Cerro Queshca, the following drilling has been completed to date on the Astana, Farallon, Careli and Huacullo Zones.

Astana – 10 holes totalling 1785 metres. Farallon – 11 holes totalling 2250 metres. Careli – 12 holes totalling 2025 metres. Huacullo – 8 holes totalling 1453 metres.

At Astana-Farallon, several large epithermal gold-silver systems of both high and low sulphidation type were identified over a 3 kilometres by 1 kilometre area by extensive geochemical rock chip sampling. An initial, widely-spaced drill program comprised of 15 shallow holes was completed over a portion of this zone. Several holes contained thicker sections of anomalous gold with the best intervals being 72.45 metres of 1.1 grams per tonne gold and 42.0 grams per tonne silver in hole AS-006 and 38.0 metres of 0.8 grams per tonne.

The Farallon Zone is considered to be low sulphidation type epithermal gold-silver mineralization whereas Astana is a high sulphidation type zone. The results to date are of a preliminary nature, however, due to the size of the zone and the positive nature of this preliminary work additional drilling is warranted.

At Careli 12 holes totalling 2025 metres have been completed with anomalous gold values over core lengths up to 50 metres being obtained.

The Huacullo area is underlain by five low-sulphidation type breccia/vein zones trending in a northwest-southeast direction. The largest of these vein breccia zones extends for two kilometres and varies from one metre to 20 metres in width. Vein textures and trace element signatures are similar to veins being mined in the district. Four widely spaced drill holes (150 metres to 700 metres apart) were completed on the largest vein and one hole was drilled in each of the other four veins as an initial test to determine if grades increase at depth. Results from the first phase drilling program have returned encouraging results with the best values being 11.50 grams per tonne gold and 91.30 grams per tonne silver and 2.30 metres in hole HUA-008 and show that some of the grades of the vein systems are increasing at depth. The joint venture partners are now in the planning stages of a second phase of drilling.

SAMPLING AND ANALYSIS

The sampling of the Astana Zone carried out by Misosa in the Liam Regional Zone, consisted of channel samples, generally two metres in length and provides an example of the sampling procedures. The sample widths were generally in the five centimetres to 10 centimetres range and in the harder sections from three centimetres to five centimetres wide. As conditions permitted, samples were normally taken perpendicular to lithologic and/or structural trends. The Astana Zone was sampled over an area about 600 metres by 400 metres.

Each sample was collected in a plastic bag, following which it was ticketed, security sealed and its location and geological features recorded. Subsequently, individual sample bags were collected into a larger bag, sealed and transported by Misosa personnel for shipment to ALS Chemex Lab in Lima, Peru for sample preparation.

Misosa is continuing its program of regional rock and geochemical sampling as well as more detailed sampling at Astana-Farallon, Ibel, Careli, Huacullo, Gran Leon, Aluja, Numa West and Surape. Similar procedures to those described for the channel samples taken at Astana are employed.

From May 2004 through November 2005, Newmont Peru SRL completed 43 drill holes at Cerro Queshca, 14 at Cerro Crespo and four at the covered Barroso target area for a total of 61 holes. For core drilling, the contractor was Bradley MDH with HQ core being produced with an LF70 drill rig. When a box of core is received from the drill, the first step is to check the depth markers (wooden blocks) to confirm that the sample depths are correct and the direction of the core is correct. This is carried out by a geologist and/or drilling supervisor both at the drill site and at the camp site. Next, the start and end of each box is noted by a junior geologist or technician following which the recovery between the depth markers is measured by a junior geologist. This information is then downloaded into an excel spreadsheet. If the above information is in order then the core is geologically logged on a format designed for high sulphidation epithermal systems. The logging is carried out by a geologist. During the logging, the type and amounts of various minerals are recorded, the type of silica is described and this information is used to define the alteration assemblage. Also the amount of iron oxide and sulphides is recorded as well as the rock texture and lithology. Every two boxes are photographed with the hole number, box numbers and the To – From metrages located at the top of the photo.

Once the core has been photographed, it is cut and reduced to half its original size with the fines produced by the cut being returned to the core box. Sampling is carried out by a technician under the supervision of a geologist. The sample location or breaks are defined first by the geologist according to the lithology and/or alteration. Then the depth markers are located within the box indicating the To – From location and the sample number. Finally, half of the core and half of the fines are placed in a plastic bag with its respective sample number ticket.

After a number of samples are collected, they are combined into a larger container and shipped to ALS Chemex Lima with the respective sample submission sheet.

Reverse circulation drilling is carried out by AKA Drilling International using a hammer five inch or tri-cone drill bit with an AK-W-750 drill rig. On the drill platform, samples are taken every two metres using a micro-porous bag and information is collected as to percent recovery, water flow, sampling times, drilling type (dry or wet) as well as the lithology and alteration. In some cases, the recoveries are poor and in some intervals there may be no sample and hence no assay. The splitter is cleaned with water pressure every six metres with a geologist being in charge of the drilling.

At this time, there are no known drilling, sampling or recovery factors that could affect the reliability of the initial results from the Liam Regional Project work.

The zones of high-sulphidation type epithermal gold-silver mineralization are areas of altered volcanics covering thousands of square metres as indicated by the sampling of randomly scattered rock exposures. As a result, any discussion of true widths, definitive controls on mineralization etc. is premature. The zones of low sulphidation type mineralization and the mineralization at Numa West are often more vein-like and true widths can be more readily determined. The Surape porphyry style mineralization represents a large volume whose true dimensions can only be determined by drilling.

The Newmont Liam database consists of the results from standard, blank and duplicate samples from May 2004 through November 2005. In addition, the samples from the holes drilled at Queshca, Crespo and Barroso are provided within this database. Also, the standard deviations for the standard samples from Rock Labs (the lab from which Newmont acquired their standards and blank pulp samples) are available. The control sample assay values are matched with the certificates provided by ALS Chemex and finally simple scatter plots are created from the QC/QA information.

Between May 2004 and November 2005, 61 holes were drilled within the Liam Cerro Crespo –Cerro Queshca area with the samples from the 61 holes being sent to ALS Chemex lab in Lima in 33 batches. Control samples represented approximately 6.4% of the total number of samples analyzed (4507 samples). Standard sample gold values range from 0.030 to 1.946 parts per million and 288 pulps were included with 11 different codes. Fifty-five blank pulp samples were included within the batches and 32 duplicate samples from the RC drilling were sent to the ALS lab. As well, 57 pulp samples were sent to the SGS Lab for check gold analysis.

XY scatter plots were created for the standard control sample analysis. For the 11 types of control samples, in general results are considered to be acceptable with a bias of 0.6% towards the ALS Chemex gold results being lower than the corresponding Rock Lab standard values.

Blank control samples that were submitted returned 49 of 55 samples giving results below the detection limit of five parts per billion. Four returned five parts per billion and two samples returned six parts per billion. It is considered that these results are good and acceptable for the current samples. Thirty-two reverse circulation duplicate samples were sent to ALS Chemex in

Lima for analysis. There is a good correlation for values lower than 100 parts per billion, however, for higher values there is considerably more scatter between sample pairs.

Pulps from 57 core samples were sent to SGS laboratory for gold fire assay check analysis. Simple XY scatter plots show a slight bias of 3.4% with the ALS Chemex values being higher relative to the duplicate pulps sent to SGS. Overall there is a good correlation between sample pairs. In summary, it is considered that the ALS Chemex lab shows acceptable results based on a QA/QC analysis. Standard samples indicate a low bias of 0.6% relative to the expected sample values. Blank sample results are also acceptable and 89% of the blank samples returned no detectable gold values with the remaining values being in the 5 and 6 parts per billion range. The comparison between the ALS Chemex lab and the SGS lab results is quite acceptable. There is a consistently low bias of 3.4% with the ALS gold fire assay values being higher relative to the samples analyzed by SGS.

SECURITY OF SAMPLES

No aspect of the sample preparation has been conducted by an employee, officer, director or associate of Southwestern.

Sample preparation is carried out in the ALS Chemex lab in Lima, Peru. Initially, the sample is logged, weighed and dried. Then the entire sample is crushed to greater than 70% less than two millimetres (10 mesh). The sample is split to obtain approximately a 250 gram sub-sample with the reject (the rest of the sample) being retained. Subsequently, the 250 gram sub-sample is pulverized to better than 85% less than 75 microns (200 mesh). ALS Chemex conducts quality control tests of crushing and pulverizing on random samples and this information can be found on their website. It is considered that this sample preparation methodology is adequate and appears to provide representative results of the Crespo and Queshca mineralization since the gold mineralization occurs in a very fine grained size.

Analyses are carried out by ALS Chemex in Lima with the following analyses being done as requested:

  Au-AA23, gold (5-10,000 parts per billion) by 30 grams fire assay and atomic absorption spectrometry analysis (“AAS”).
  Ag-AA45, silver (0.2-100 parts per million) by aqua regia acid digestion and AAS analysis.
  AuCN-L102 and AgCN-L102, Newmont method, determination of gold and silver by cyanide leaching (0.3% NaCN) and analysis by AAS.
  Au-GRA21 and Ag-GRA21, gold (0.05-1000 parts per million) and silver (5-10,000 parts per million), ore grade determination by 30 grams fire assay and gravimetric finish.
  Analysis when Au-AA23>5 parts per million and/or Ag-AA45>100 parts per million.
  Ag-AA46, ore grade determination by aqua regia acid digestion and AAS analysis.

The ALS Chemex Lima facility is registered to ISO9001: 2000. ALS Chemex indicate they conduct analytical quality control with their results being available on their website. In addition, Newmont includes quality control pulp samples (standards and blanks) as well as duplicate samples within the batches. Analysis of the control samples shows that the results fall within acceptable limits of plus or minus two standard deviations.

Exploration samples collected by Misosa in the course of their field work are also submitted to the ALS Chemex Lima lab using the techniques described above.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No mineral resource or mineral reserve estimates have been made for any of the indicated gold-silver mineralization.

MINING OPERATIONS

The Project is at an early stage of exploration and there are no mining or metallurgical operations.

EXPLORATION AND DEVELOPMENT

The Liam Regional Venture is being carried out with Misosa as manager of the Project and responsible for generating new target areas and Newmont who, at the discretion of Misosa, drill or provide geological support to the programs. Newmont and Southwestern each have a 50% interest in the Project and are required to fund their respective interests.

Programs of geological mapping and prospecting, trenching and sampling and geophysics have been carried out in 2004, 2005 and 2006. In addition the Cerro Crespo, Cerro Queshca, Astana, Farallon, Careli and Huacullo areas have been drilled. As previously indicated, this work has identified 13 zones of alteration, breccias, vuggy silica and gold-silver mineralization, one area of silver-lead-zinc mineralization and one porphyry type copper-gold prospect. The Liam Regional Venture currently has a budget of US$2,000,000 for 2007. Southwestern is required to provide 50% of this amount – US$1,000.000. The proposed expenditures will be distributed; US$800,000 for exploration and US$1,200,000 for drilling. In view of the results obtained to date this expenditure is considered to be appropriate and should continue to advance the Project in an appropriate and timely fashion.

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

Mineral Exploration and Development Activities Inherently Risky

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production and there is a risk that none of the Company’s properties is commercially viable. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in extraction operations and the conduct of exploration programs. Although the Company carries liability insurance with respect to its mineral exploration operations, the Company may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. There are also physical risks to the exploration personnel working in the rugged terrain of Peru and China, often in poor climate conditions.

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

Company at Exploration Stage Only; No Experience in Placing Properties into Production

The Company has no experience in placing mineral deposit properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. At present, none of the Company’s personnel has any experience in actually operating mines. There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places mineral deposit properties into production.

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

Operations in Peru are also subject to risk. Peru’s fiscal regime is generally favourable to the mining industry and has been relatively stable over the past ten years or so, but there is a risk that this could change in a relatively short period of time. In addition, labour in Peru is customarily unionized and there are risks that labour unrest or wage agreements may materially impact operations. The Company believes that the current conditions in Peru are relatively stable and conducive to conducting business, however, its current and future mineral exploration activities could be adversely impacted by political or economic developments.

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

Similarly, in Peru, while the current infrastructure is adequate to support the Company’s activities at its properties, the infrastructure at the Liam Gold-Silver Project in particular will require augmentation if advanced exploration or development is undertaken.

Title Risks

The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. The Company has conducted an internal investigation of title to its significant resource properties. Based on a review of records maintained by the relevant government agencies in each country in which the Company has properties, and, based upon legal opinions prepared for the Company in the case of the Boka Gold Project and the Liam Gold-Silver Project, the Company’s resource properties or interests therein are registered or are in the process of being registered in the name of the Company, its appropriate joint venture partner, the property vendor, and in the case of the Boka Gold Project in the name of the JV Company, or a combination thereof. There is no guarantee of title to any of the Company’s properties. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change. The Company has not surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed.

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

Risks Associated with Joint Venture Agreements

The Company operates in China through a joint venture with a government controlled entity. Although this connection benefits the Company in some respects, there is a substantial inequality with respect to the influence of the respective joint venture partners with the various levels of government. The government holds a substantial degree of subjective control over the application and enforcement of laws and the conduct of business. This inequality would become particularly detrimental if a business dispute arose between joint venture partners. The Company sought to mitigate this risk by including an international arbitration clause in the Boka Gold Projectjoint venture agreement and will endeavour to maintain positive relations with both its joint venture partner and local governments, but there can be no guarantee that these measures will be sufficient to protect the Company’s interests in the Boka Gold Project.

In addition to the risks inherent in doing business with government controlled entities, the Company’s interests in its various properties in China and Peru are also subject to the risks normally associated with the conduct of joint and cooperative ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of its interests held through joint or cooperative ventures, which could have a material adverse impact on the Company’s business prospects, results of operations and financial condition: (i) disagreements with partners on how to conduct exploration; (ii) inability of partners to meet their obligations to the joint or cooperative venture or third parties; and (iii) disputes or litigation between partners regarding budgets, development activities, reporting requirements and other joint or cooperative venture matters.

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

Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or require abandonment of, or delays in, exploration.

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

Fluctuation of Mineral Prices

Factors beyond the control of the Company may affect the marketability of any ore or minerals discovered at and extracted from the Company’s properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The impact of these factors cannot accurately be predicted.

Dependence on Key Management, Employees and Consultants

The Company’s growth depends on the efforts of key members of management, as well as key employees and consultants. Loss of any of the services of these service providers could have a material adverse impact on the Company. The Company does have agreements regarding the provision of consulting services, which provide, among other things, that either party may terminate on 30 days notice. The Company does not have key man insurance with respect to any of its key employees or consultants.

Enforcement of Judgments

Since essentially all of the Company’s assets are located outside of Canada, there may be difficulties in enforcing any judgments obtained in Canadian courts.

Conflicts

Certain of the directors of the Company also serve as directors of other companies involved in mineral resource exploration and development and, to the extent that such other companies may participate in ventures in which the Company may participate, there exists the possibility for such directors to be in a position of conflict. In accordance with the laws of British Columbia, directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In addition, each director must declare his or her interest and abstain from voting on any contract or transaction in which the director may have a conflict of interest.

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

DIVIDENDS

The Company has not, since its incorporation, paid any dividends on any of its shares and presently has no intention of paying dividends. The future dividend policy will be determined by the board of directors of the Company (the “Board”) on the basis of earnings, financial requirements and other relevant factors.

DESCRIPTION OF CAPITAL STRUCTURE General Description of Capital Structure

The authorized share capital of Southwestern consists of an unlimited number of common shares without par value. As of March 19, 2007, there are 45,236,936 common shares issued and outstanding.

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

MARKET FOR SECURITIES Trading Price and Volume

The following table sets out the high and low market prices and the volume traded of the common shares on the TSX for the most recently completed financial year:

	HIGH $	LOW $	VOLUME
January 2006	15.95	13.70	5,119,548
February 2006	15.15	12.75	3,119,639
March 2006	15.28	13.06	3,114,233
April 2006	15.35	12.86	3,746,074
May 2006	14.42	9.29	5,105,263
June 2006	10.55	8.16	5,266,063
July 2006	10.00	8.32	2,340,416
August 2006	9.69	8.35	2,460,204
September 2006	10.60	8.40	3,107,139
October 2006	9.20	8.01	2,863,151
November 2006	8.70	7.04	4,987,567
December 2006	10.00	7.86	8,381,768

DIRECTORS AND OFFICERS

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Company and the period of service as such. Each director’s term of office expires at the next annual general meeting of shareholders, to be held on May 7, 2007.

Name, Occupation and Security Holding
Name & Residence	Position with	Principal Occupation, Business or	Director
	the Company	Employment	Since
John G. Paterson	President, Chief	President & Chief Executive Officer of the	1991
Vancouver, B.C.	Executive Officer	Company, President and Director of Superior
	& Director	Diamonds Inc. (public mineral exploration
companies). President of Glengarry Resource
Management Inc. (private consulting company).

Timo Jauristo (1)	Director,	Vice President, Corporate Development and	2006
Vancouver, B.C.	Interim Vice-	Interim Vice President, Exploration of
	President,	Southwestern; Former General Manager –
	Exploration &	Corporate Development for Placer Dome Inc.
	Vice-President	from January 2000 to June 2005 (public
	Corporate	mining company); President of Austgold
	Development	Consulting Ltd. (private consulting company)
W. David Black (2)(3)(4)	Director, Chair of	Chair of the Board of the Company. Retired	2000
Vancouver, B.C.	the Board of	Partner, DuMoulin Black, LLP, from 1968 to
	Directors	December 2003.
James B. Hume (1)(2)(3)(4)	Director	President and CEO of the Kahanoff Group of	2002
Calgary, Alberta		companies based in Alberta.
William D. McCartney (1)(2)(3)(4)	Director	President and CEO of Pemcorp Management	2004
Vancouver, B.C.		Inc. (private financial consulting company)
Alex Losada	Vice President,	Alex has more than 20 years experience as	N/A
Duncraig, Western Australia	Exploration	an exploration geologist and project manager
working on major mining projects throughout
Australia, China and the Americas.
Parkash K. Athwal	Vice President,	Vice President, Finance and CFO of the	N/A
Ladner, B.C.	Finance and	Company; Chief Financial Officer of Superior
	Chief Financial	Diamonds Inc. and Lake Shore Gold Corp.;
	Officer	President, PKA Financial Management Inc.
(private consulting company)
Thomas W. Beattie	Vice President,	Vice President, Corporate Affairs of the	N/A
West Vancouver, B.C.	Corporate Affairs	Company; Director of Superior Diamonds Inc.
	and Corporate	and Vice President, Corporate Development
	Secretary	of Lake Shore Gold Corp.; President,
Westvista Management Inc. (private
consulting company).
Stan Myers	Director of	Stan has 20 years experience in geology,	N/A
Lima, Peru	Exploration –	exploration and project management,
	Latin America	including more than 15 years with Newmont
Mining Corporation.

(1)	Member of the Environment and Safety Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Audit Committee.

In total the directors and officers of Southwestern own, directly or indirectly, 8,136,450 common shares of the Company which is equal to 17.7% of the issued and outstanding share capital as at the date of this AIF.

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

Procedural Matters The Audit Committee:
a.	meets at least four times per year, either by telephone conference or in person;

b.	invites the Company's external auditors, the Chief Financial Officer (the “CFO”), and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

c.	reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Committee may deem appropriate;

d.	has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

e.	has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee;

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

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting. The Audit Committee:

a.	reviews the Company’s annual and interim financial statements, Management’s Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b.	reviews all of the Company’s public disclosure of financial information extracted from the Company's financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;

c.	reviews material financial risks with management, the plan that management has implemented to monitor and deal with such risks and the success of management in following the plan;

d.	consults annually and otherwise as required with the Company's Chief Executive Officer (the “CEO”) and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

e.	obtains such certifications by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

f.	reviews management's response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by management;

g.	reviews as required with management the annual financial statements, the quarterly financial statements, Management’s Discussion and Analysis, Annual Information Forms, future-oriented financial information or pro-forma information and other financial disclosure in continuous disclosure documents;

h.	reviews with management the Company's compliance with applicable laws and regulations respecting financial reporting matters;

i.	reviews with management proposed regulatory changes and their impact on the Company; and

j.	reviews as required with management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company's Annual Information Form, Information Circular and on the Company's website.

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

Notice of Meetings

The Chair of the Audit Committee will arrange to provide notice of the time and place of every meeting in writing (including by facsimile) to each member of a Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. The Chair will also ensure that an agenda for the meeting and all required materials for review by the members of the Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

Attendance of the Company's Officers at Meetings

The Chair of the Audit Committee or any two members of the Committee may invite one or more officers of the Company to attend any meeting of the Committee.

Delegation

The Audit Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Audit Committee will determine its own procedures at meetings and may conduct meetings by telephone and will keep records of its proceedings.

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

The Audit Committee will review its Charter and conduct an assessment of its performance, and the performance of the Committee Chair, on an annual basis. The Committee shall report to the Corporate Governance and Nominating Committee the results of such review and assessment, including any recommendations for change.

EFFECTIVE DATE

This Charter was implemented by the Board on August 5, 2005.

Composition of Audit Committee

The Audit Committee is composed of three independent and financially literate directors of the Company, James B. Hume, William D. McCartney and W. David Black, each of which has the expertise to understand and evaluate financial statements that are prepared using both US and Canadian Generally Accepted Accounting Principles, the principles applied to natural resource companies’ financial statements and the internal controls required to accurately report the Company’s financial position.

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

Service Fees Paid to External Auditors
	2006	2005
a) Audit Fees	$113,000	$115,900
b) Audit Related Fees	28,000	13,500
c) Tax Fees	12,560	17,450
d) All other Fees	--	--
	$153,560	$146,850

The audit related fees paid in 2006 pertain to assistance with compliance with Section 404 of the Sarbanes-Oxley Act.

All off the fees paid to external auditors in 2006 were pre-approved by the Audit Committee.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings or regulatory matters, actual or contemplated, to which the Company is a party or of which any of its property is the subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The interest of management of the Company and others in material transactions and transactions involving remuneration for services is disclosed under the heading “Related Party Transactions” in the Company’s Management’s Discussion and Analysis for the fiscal period ended December 31, 2006. See “Additional Information” below.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the common shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver and Toronto.

MATERIAL CONTRACTS

The Company does not have any contracts, other than those entered into in the ordinary course of business, that are material to the Company and that were entered into within the most recently completed financial year or contracts still in effect from prior years.

INTERESTS OF EXPERTS Names of Experts

Lionel Donald Stewart Winter, P. Geo., an independent consulting geologist and a “qualified person” for the purposes of NI 43-101, is the author responsible for the preparation of the technical reports titled “Technical Report for Southwestern Resources Corp. on the Boka Gold

Project, Yunnan Province, China” dated September 20, 2005 and “Technical Report for Southwestern Resources Corp. on the Liam Gold-Silver Project, Department of Cusco, Peru” dated March 26, 2007.

Danny Kentwell and Louis Bucci of SRK Consulting, independent consulting geologists and “qualified persons” for the purposes of NI 43-101, are the authors responsible for the preparation of the Technical Report titled “Boka 1 Geology and Resource Estimation National Instrument 43-101 Technical Report” dated January 25, 2007.

Deloitte & Touche LLP are the auditors for the Company. Deloitte & Touche LLP provided the auditors’ report on the Company’s financial statements for the year ended December 31, 2006.

Interests of Experts

To the knowledge of the Company, the experts referred to under “Names of Experts” above do not hold, nor have they received, nor will receive any securities or other property in the Company.

ADDITIONAL INFORMATION

Additional information on the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors which may be found on the Company’s website at www.swgold.com or through a database search of the Company’s profile on SEDAR at www.sedar.com.

Incorporated by reference into this AIF is the Company’s Management’s Discussion and Analysis for the fiscal period ended December 31, 2006 which is filed on SEDAR.

Exhibit 99.2

m a n a g e m e n t ’ s  d i s c u s s i o n  a n d  a n a l y s i s

December 31, 2006 and 2005

GENERAL

This Management's Discussion and Analysis (“MD&A”) of Southwestern Resources Corp. (the “Company” or “Southwestern”) provides an analysis of Southwestern's financial results for the year ended December 31, 2006 compared to the previous year and should be read in conjunction with the Company's December 2006 audited consolidated financial statements and related notes which have been prepared in accordance with Canadian generally accepted accounting principles. Information with respect to generally accepted accounting principles in the United States is provided in note 17 to the audited consolidated financial statements. This MD&A has taken into account information available up to and including March 12, 2007. All dollar amounts in this MD&A are expressed in Canadian dollars unless otherwise stated.

Southwestern is an exploration stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties, especially with the potential to host gold, silver and base metals, and is currently active in China and Peru. The Company is a reporting issuer in British Columbia, Alberta, Manitoba and Ontario, and trades on the Toronto Stock Exchange (“TSX”) under the symbol SWG.

The Company conducts its exploration independently as well as through joint venture agreements. The majority of the Company's joint venture agreements are structured in such a way as to allow an interested party to earn an interest in a project by making certain expenditures on the Company's properties over a period of time. The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project owned by a third party.

OVERALL PERFORMANCE

As at December 31, 2006 Southwestern had a solid balance sheet with consolidated working capital of $61.8 million and no long-term debt.

During fiscal 2006 Southwestern completed a restructuring transaction pursuant to which it transferred certain of its zinc assets to its newly formed, wholly owned subsidiary, Zincore Metals Inc. (“Zincore”). With a new Board, the majority of which is independent of Southwestern, Zincore subsequently completed an initial public offering of its common shares and commenced trading on the TSX in November 2006 under the symbol ZNC. Southwestern retained a 50.4% interest in Zincore and continued the consolidation basis of accounting in its current year balance sheet for presentation of its interest in Zincore.

In December 2006 an updated resource estimate was released on the Company's Boka Gold Project located in Yunnan Province, China. The updated estimate identified measured and indicated resources at the Boka 1 deposit totalling 31.2 million tonnes grading 3.05 grams per tonne gold (3.1 million ounces) with an additional 8.9 million tonnes grading 2.66 grams per tonne gold (0.8 million ounces) in the inferred category. An additional inferred resource at the Boka 7 deposit, as estimated in June 2005, contains a further 14.5 million tonnes grading 2.75 grams per tonne gold (1.3 million ounces).

A pre-feasibility study relating to Boka 1 is currently underway and is expected to be completed in mid-2007. Upon the completion of a positive pre-feasibility study, the Company expects to proceed with a feasibility study.

The Company spent approximately $16.1 million on exploration during the year, of which $10.4 million related to drilling, pre-feasibility and associated costs at the Boka Gold Project.

CHINA

BOKA GOLD PROJECT

The Company's focus in China is the Boka Gold Project located in Yunnan Province, about 265 kilometres by road north of the capital city of Kunming. The Boka Gold Project is held by Yunnan Gold Mountain Mining Co. Ltd. (“Yunnan Gold”), owned 90% by a Southwestern subsidiary and 10% by Team 209 of the Yunnan Nuclear Industry of Yunnan Province (“Team 209”), and is governed by a Sino-Foreign Joint Venture contract between the Southwestern subsidiary and Team 209. Southwestern is contributing 100% of the exploration funds with Team 209 retaining a 10% interest in Yunnan Gold, which was granted a 25 year business licence. The Boka Gold Project is comprised of three exploration permits and three mining permits, covering 157 square kilometres, registered in the name of Yunnan Gold.

22 Southwestern Resources Corp.

Resource drilling on the Boka Gold Project as of January 31, 2007 totalled 89,400 metres in 246 holes. Over 90% of the drilling has been to define the limits of the Boka 1 North and Boka 1 South gold deposits at a density of 50 by 50 metres. Drilling continues at the Boka 1 South deposit in areas where the density of drill holes is too broad, and toward the north of the presently known limits of gold mineralization. The resource definition drilling was conducted as part of the ongoing pre-feasibility study.

In December 2006 the revised resource calculation report was received from SRK Consulting (“SRK”) for the Boka 1 North and Boka 1 South deposits. Based on a total of 171 drill holes, measured and indicated resources for the two Boka 1 deposits were revised to 31.2 million tonnes grading 3.05 grams per tonne gold for a total of 3.1 million ounces, with a further 0.8 million ounces in the inferred category. At the Boka 7 zone an inferred resource calculated in the 2005 Hatch Scoping Study (the “2005 Hatch Report”) reported an additional 14.5 million tonnes grading 2.75 grams per tonne gold, for a total of 1.3 million ounces at this deposit. The drilling program conducted at the Boka Gold Project in 2006 converted the majority of the Boka 1 resources into the indicated category. The SRK revised resource calculation was based on a combination of lithology, structure and grade with minimum gold lode thickness modelled at four metres, and was undertaken using ordinary kreiging into 25 by 25 by 6 metre blocks.

Subsequent to the SRK revised resource calculation, continued drilling on the Boka 1 South deposit has expanded the known gold mineralization a further 250 metres to the north. This deposit is still open and drilling is ongoing. In February 2007 the Company received results of three further drill holes from the continued resource expansion drilling at the Boka 1 South deposit. Highlights of these results included a 15.0 gram per tonne gold intersection over 30.4 metres. Included within this intersection was a higher grade zone of six metres grading 52.7 grams per tonne gold.

Regional exploration on several important gold-in-soil anomalies successfully identified a new gold zone located about two kilometres southwest of Boka 1. This new zone has been designated Boka 19 and extensive evaluation work performed in this zone included trenching and tunnelling. Boka 19 gold mineralization is hosted within brecciated silicified carbonaceous shales in two parallel 10 to 20 metre thick shallow dipping zones extending over a strike length of 900 metres. Assay results from trenching show variable gold values, and 1.5 to 2.0 metre individual channel samples returned gold grades ranging between 0.1 grams per tonne gold to 38.7 grams per tonne gold. Within tunnel PD-1, a composite channel of nine metres returned an average grade of 8.6 grams per tonne gold and a composite channel sample in tunnel PD-2 over an interval of 3.8 metres graded 1.0 grams per tonne gold. Evaluation work has now been completed on Boka 19, and it is anticipated that the drill program at this zone will commence early in the second quarter of 2007. Management of the Company (“Management”) believes that Boka 19 represents significant potential to increase the resource base on the Boka Gold Project.

In March 2006 the Company awarded the pre-feasibility contract to Ausenco Limited (“Ausenco”), an internationally recognized Australian based firm specializing in providing project management and mine construction supervision in the Asia-Pacific region. Ausenco was responsible for supervising the construction of Sino Gold's Jinfeng Mine, which opened in 2005 in Guizhou Province, China. During 2006 several aspects of the pre-feasibility study were completed or advanced, including geotechnical drilling at the priority one proposed tailings site, geotechnical analyses of the hanging wall rocks above the Boka 1 North and Boka 1 South gold deposits, initiation of the water supply study, partial completion of the environmental impact assessment, completion of an updated resource estimate and initiation of preliminary metallurgy and community and social studies. It is anticipated that the first draft of the pre-feasibility study will be completed by the end of the second quarter 2007. With gold prices increasing substantially since the date of the 2005 Hatch Report, which assessed the Boka Gold Project as having robust economics at that time, Management remains confident that the pre-feasibility study will be positive.

YUNNAN GOLD JOINT VENTURE

The Company (through a wholly owned subsidiary) and its Joint Venture partner, Newmont Overseas Exploration Limited, completed the evaluation of a 62,000 square kilometre area of interest in Western Yunnan Province. In 2007 the Joint Venture plans to expand this area of interest to approximately 370,000 square kilometres, concentrating mainly within the central Panxi Rift underlain by Proterozoic rocks. Part of the exploration program within the expanded area of interest will evaluate gold occurrences in carbonaceous schist and shales similar to Boka. The 2007 program will focus on evaluation of multiple gold-in-stream geochemical anomalies, bulk leach extractable gold sample follow-up and evaluation of numerous known gold occurrences.

PERU

LIAM GOLD-SILVER PROJECT

The Liam Gold-Silver Project is a 50/50 joint venture between Southwestern and Newmont Peru Limited and is comprised of 365,000 hectares of exploration concessions, which represents the largest single block of exploration ground in Peru (the “Liam Project”). Located in the prolific Tertiary Volcanic Belt of southern Peru, about 170 kilometres northwest of Arequipa, the Liam Project area is underlain by 14 known gold and silver mineralized zones of various genetic types discovered during regional exploration. The area lies within the

Southwestern Resources Corp. 23

Peruvian Altiplano at an altitude of 4,470 to 5,370 metres and is accessible by road from the mining town of Orcopampa, which has an airstrip allowing for chartered aircraft access. It is a two-hour drive on a well maintained gravel road from Orcopampa to the Liam Project area. The Liam Project area is also accessible by a network of road systems from Lima.

In 2006 exploration focused on initial drill testing of several gold and silver zones including Astana and Huacullo, which returned favourable drill intersections. A highlight of the 2006 exploration program was the discovery of the Numa West silver mineralization, which Management believes has the potential to host a world class silver deposit. Descriptions of the numerous gold and silver zones included in the Liam Project, and their respective stages of evaluation, are presented below.

Cerro Crespo / Cerro Queshca

The Joint Venture partners have completed 13,375 metres of drilling on this prospect, the results of which indicate that the northwest-southeast trending Cerro Crespo ridge is entirely mineralized. The ridge is comprised of hydrothermal and magmatic breccias containing pervasive alunite and vuggy silica. On the top of the ridge, in high-grade silver zones, abundant black acanthite (silver sulphide) is observed in the breccias and an intersection of 2,110 grams per tonne silver over 1.5 metres was returned in one of the Cerro Crespo drill holes. The Cerro Crespo mineralized zone was block modelled and preliminary pit shells generated. Under an open pit mining scenario, the waste to ore strip ratio would be very low.

Cerro Queshca is located approximately one kilometre north of Cerro Crespo and is comprised of six zones of outcropping gold and silver mineralization associated with typical high sulphidation vuggy silica. In places the Queshca gold mineralization is high grade in zones associated with late hematite fracture fillings. Drilling has shown the six zones to be isolated, and these zones are possibly remnants of an eroded much larger high sulphidation epithermal system.

Numa West

Numa West was discovered in 2006 during regional exploration in the northeast corner of the Liam Project exploration concessions. The partners consider Numa West to be a highly significant silver prospect and are working toward fast tracking the first phase drilling program. Silver and lead/zinc mineralization at Numa West occurs within a 2,500 metre long breccia zone within limestones, and geochemistry suggests that it is epithermal in nature. The breccia varies from 5 to 50 metres in width, and there is also potential that mantoe type mineralized zones occur at depth within favourable horizons. It appears that the breccia structure is vertical. Rock chip sampling along the length of the breccia zone returned exceptional silver grades with high lead and zinc in places. A total of 163 rock chip samples was collected within the breccia zones and assayed at an average of 460 grams per tonne silver. This is an exceptionally high silver value for such an extensive zone. All of the breccia seen at surface is oxidized and well developed limonite/goethite zones after extensive sulphides are common.

The Joint Venture has secured an agreement with the local community and has submitted an application for a drilling permit. Prior to receiving the drilling permit, a program involving extensive trenching, channel sampling and induced polarization geophysics is to be conducted. Once the drilling permit is received, drill rigs will be mobilized to site. It is anticipated that the drilling program will start early in the second quarter of 2007.

Grand Leon

Gran Leon is a new gold vein district discovered by the Joint Venture in 2006 during regional exploration in the northeastern portion of the Liam Project area. Over 50 veins have been identified and to date the largest vein extends for 2,500 metres and averages 2 metres in width. Most of the veins were worked in colonial times, and the majority of the stopes excavated during this time have collapsed so it is not known how deep any of the old workings extend. The vein system is hosted by granitic rocks of the Apurima Batholith. Rock chip sample (0.25 to 2.00 metres) results of various vein systems returned gold grades ranging between 5.9 to 74.8 grams per tonne and silver grades ranging between 0.2 and 219 grams per tonne. In places the veins contained up to 3.2% copper and anomalous lead and zinc.

The Gran Leon vein systems are analogous to the Ccochasayhuas vein, which is one of the most famous Peruvian past producers of precious metals. The vein was mined to over 400 metres below surface.

In 2007 further evaluation of the veins will include trenching, induced polarization geophysics and drilling. It is anticipated that the drilling will be initiated in conjunction with the Numa West drill program early in the second quarter of 2007

Huacullo

The Huacullo area is underlain by an area of low sulphidation veins and breccias trending northwest-southeast and hosted in the Alpabamba volcanics. Five separate vein/breccia systems have been identified, the largest extending for 2,000 metres and varying between 1 to 20 metres

24 Southwestern Resources Corp.

in width. Vein textures and trace element geochemistry are similar to veins being mined in the district.

Four drill holes spaced 150 to 700 metres apart were completed on the largest vein, and one hole was drilled in each of the four other veins. Results from this phase of drilling were positive with one hole in the southernmost vein system returning an intersection of 1.05 metres grading 22.40 grams per tonne gold and 70.60 grams per tonne silver. Several other holes contained narrow (0.45 to 1.62 metres) intersections of over 100 grams per tonne silver. Follow-up drilling will be conducted in 2007.

Pacapausa

Pacapausa comprises 7,933 hectares of exploration concessions located immediately south of the Explorador Mine operated by Hochschild Mining PLC. The Property is 100% owned by Southwestern, subject to an option agreement with Minera Oro Vega S.A.C. (“Oro Vega”), the Peruvian subsidiary of International Minerals Corporation, under which Oro Vega can earn a 70% interest by meeting certain work commitments, completing a feasibility study and financing the Project into production.

Five main targets have been defined on the Property, each consisting of silver and gold mineralization within vein, stockwork and breccia zones. The Principal Zone represents the main area of mineralization and has been sampled extensively by the Company and Oro Vega. The southern half of the Principal Zone is underlain by a stockwork/breccia outcropping over an area of 350 by 150 metres. Surface sampling has defined several areas of high-grade silver.

In January 2007 Oro Vega initiated a first phase drilling program comprised of a planned 2,000 metres in eight holes. Results of this drilling are expected in March, and subject to positive intersections being delineated, further drilling will be carried out.

ACCHA-YANQUE ZINC ASSETS

During fiscal 2006 Southwestern completed a restructuring transaction pursuant to which it transferred its Peruvian zinc assets to its newly formed, wholly owned subsidiary, Zincore. These zinc assets were transferred to Zincore for 38.6 million shares representing 50.4% of Zincore's issued and outstanding shares. With a new Board of Directors and independent management, Zincore subsequently completed an initial public offering of its common shares and commenced trading on the TSX in November 2006 under the symbol ZNC. The Accha-Yanque zinc deposits represent a significant value for shareholders which Management felt was not reflected in the marketplace. With a dedicated team of people in Zincore to now advance these assets through to a production decision, shareholders of the Company will benefit from the appreciation in value of Southwestern's large share position.

Zincore recently initiated a 20,000 metre drill program at Accha as part of a pre-feasibility study to be completed in 2007. Early drill results announced by Zincore are very encouraging.

ANTAY PROJECT

The Antay Copper-Molybdenum Porphyry Project (the “Antay Project”), comprised of 50,000 hectares of exploration concessions, is situated within the Tintaya-Bambas Copper-Gold Belt and is accessible by road from Cuzco, which is about 150 kilometres northwest of the Antay Project area. The Antay Project is 100% owned by Southwestern and is subject to a joint venture agreement with Anglo American Exploration Peru S.A. (“Anglo”). Under the terms of the agreement, Anglo can earn up to 70% of the Project by completing a bankable feasibility study and subscribing for US$5 million worth of Southwestern shares (116,262 shares worth US$1 million have been issued to date).

Anglo has completed surface work, including induced polarization geophysics on the Ccora Sur Porphyry Zone. Four drill holes were completed at Ccora Sur without any significant results.

Sayta is a target in the north of the concessions, and will be tested with sampling, geophysics and drilling once an agreement with the local communities has been reached and a drilling permit issued. Anglo has been successful in obtaining two of the necessary community access agreements and is working diligently on finalizing the third agreement needed before work on the main Sayta porphyry can commence. Anglo has informed the Company that the signing of this agreement is imminent.

RESULTS OF OPERATIONS

Due to the Zincore transaction and related costs of an operating public company, there was an increase in Southwestern's consolidated general and administrative expenses as detailed herein.

The consolidated net loss for the years ended December 31, 2006, 2005 and 2004 was $1.5 million or $0.03 per share, $9.5 million or $0.22 per share and $18.5 million or $0.44 per share respectively.

Southwestern Resources Corp. 25

The significant decrease in 2006 in comparison to previous years was the result of higher interest income, gains realized from the sale of the Company's investments as well as gains on shares issued by affiliated companies.

The Company recorded consolidated net earnings for the fourth quarter of 2006 totalling $6.4 million or $0.14 per share compared with a net loss of $779,000 or $0.02 per share for the same period in 2005. The gain was the result of a gain of $1.9 million and $1.1 million on the disposition of FNX Mining Co. (“FNX”) and Jinshan Gold Mines Inc. (“Jinshan”) shares respectively and a gain on dilution of $6.8 million on the issuance of shares by affiliated companies, the majority of which relates to Zincore. These gains were partially offset by higher consulting fees and general exploration expenditures.

Overall general and administrative expenses increased to $5.0 million in 2006 compared with $3.8 million in 2005 and $3.2 million in 2004. The increase was mainly due to higher consulting fees (increase of $309,000), salaries and benefits (increase of $150,000), shareholder information costs (increase of $213,000), legal and accounting fees (increase of $264,000), and office expenses (increase of $203,000). Additional consultants were retained for corporate services and existing consultants charged greater fees for corporate related matters. Salaries and benefits increased due to the expansion of staff resources in all areas of the Company required to meet the needs created by increased business activity. Other general and administrative expenses such as shareholder information, office, legal and accounting increased partly due to the higher costs associated with Zincore and partly due to increased level of business activity.

Foreign exchange gains and losses result primarily from the translation of U.S. dollar denominated monetary assets to Canadian dollars. The Company maintains sufficient U.S. dollar reserves to fund foreign exploration expenditures over the short term. A foreign exchange loss of $288,000 was recorded during 2006 compared with a loss of $566,000 in 2005 and $324,000 in 2004 due to a slight strengthening in the Canadian dollar in 2006 and a weakening in 2005 compared with the previous year.

General exploration expense relates to expenditures of a generative nature along with some of the costs of maintaining the Company's foreign exploration offices. General exploration expense has been increasing over the past three years due to increased general reconnaissance work being conducted in China and Peru.

A total of $593,000 in expenditures were written off during 2006 of which $538,000 related to the Minaspata Property in Peru. In 2005, $698,000 was written off relating to the Sichuan Project in China and various non-core projects in Peru. A total of $3,193,000 was written off in 2004 relating to the Tecka Project in Argentina and the Puno Project in Peru.

Interest and other income is comprised of interest revenue and management fees charged to affiliated companies and was higher in 2006 and 2005 due to higher interest revenue as a result of a larger treasury.

Dilution gains of $6,845,000 (2005 — $414,000; 2004 — $537,000) were recorded as a result of equity financings completed by Zincore and Superior Diamonds Inc. (“Superior”) during these years. The large gain in 2006 represents a gain on dilution as a result of Zincore's initial public offering. Gains or losses on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is it required to make any payments) for such transactions.

In 2006 the Company sold all of its common shares of Jinshan and FNX and recorded gains of $1,142,000 and $1,939,000 respectively. Both of these investments had been held by the Company as “for sale securities.” A gain of $1,018,000 was recorded in 2005 for the partial sale of FNX shares.

During 2006 the Company recorded a gain of $68,000 (2005 — a loss of $218,000; 2004 — a gain of $458,000) as its equity in the operations of affiliated companies. The current year gain relates only to the Company's share of gains recorded by Superior whereas the Company's share of gains and losses of Aurora Platinum Corp. (“Aurora”) were also included in 2005 and 2004. Equity in operations of affiliated companies represents the Company's share of the net gains or losses for the reporting period in a significantly influenced company.

As a result of stock options granted/vested during 2006 and the amortization of previous grants, stock-based compensation expense totalling $4.9 million was recorded, compared to $5.4 million in 2005 and $12.4 million in 2004. An equivalent amount is included in contributed surplus. In addition, stock-based compensation expense of $433,000 for options granted by Zincore which vested in 2006 is recorded by the Company upon consolidation.

Non-controlling interest of $432,000 represents the minority share of net losses of Zincore for the two months ended December 31, 2006.

26 Southwestern Resources Corp.

ANNUAL FINANCIAL INFORMATION

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited consolidated financial statements. All dollar amounts are in Canadian dollars.

For the years ended December 31	2006	2005	2004
(C$ in thousands except per share amounts)
FINANCIAL RESULTS
INTEREST AND OTHER INCOME	2,333	1,346	1,127
NET LOSS	(1,450)	(9,540)	(18,525)
LOSS PER SHARE*	(0.03)	(0.22)	(0.44)
FINANCIAL POSITION
WORKING CAPITAL	61,751	62,024	48,260
MINERAL PROPERTIES	50,555	34,879	23,587
TOTAL ASSETS	119,926	108,174	82,179
NON-CONTROLLING INTEREST	10,627	—	—
SHARE CAPITAL	179,239	178,923	149,476
CONTRIBUTED SURPLUS	23,590	20,115	—
DEFICIT	(95,703)	(93,340)	(83,800)
NUMBER OF COMMON SHARES ISSUED
AND OUTSTANDING	45,854	45,934	42,786

SUMMARY OF QUARTERLY FINANCIAL INFORMATION

2006 fiscal quarter ended	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
(C$ in thousands except per share amounts)
INTEREST AND OTHER INCOME	677	537	607	512
NET GAIN (LOSS)	6,424	(1,369)	(2,830)	(3,675)
INCOME (LOSS) PER SHARE* —	0.14	(0.03)	(0.06)	(0.08)
BASIC AND DILUTED
2005 fiscal quarter ended	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
INTEREST AND OTHER INCOME	460	289	292	305
NET LOSS	(779)	(2,081)	(4,348)	(2,332)
LOSS PER SHARE*	(0.02)	(0.05)	(0.10)	(0.05)

*Loss per share is calculated based on the weighted-average number of shares outstanding.

An analysis of the quarterly results over the last eight quarters shows a significant variation between the quarters. The majority of the difference in the first quarter was due to higher stock-based compensation expense recorded in March 2006 whereas the decrease during the second quarters was due to lower stock-based compensation and a dilution gain on shares issued by Superior. The variation between the third and fourth quarters is mainly due to higher gains from the sale of investments, a large gain on dilution on the Company's investment in Zincore, higher interest income, and lower foreign exchange losses in 2006. There was also a significant deemed gain on shares issued by Zincore in the fourth quarter of 2006.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Southwestern is not in commercial production on any of its mineral properties, and accordingly it does not generate cash from operations. The Company finances its activities by raising capital through the equity markets. The Company is in excellent financial condition with no long-term debt and working capital as at December 31, 2006 of $61.8 million (2005 — $62.0 million).

Southwestern has applied the consolidation basis of accounting in its current year balance sheet and statement of loss and deficit for presentation of its controlling interest in Zincore.

Southwestern Resources Corp. 27

The Company expended $6.0 million on net operating activities during the year ended December 31, 2006 compared with $5.2 million in 2005 and $4.0 million in 2004. The increase in 2006 relates mainly to higher general and administrative and general reconnaissance costs.

The Company expended a net of $15.3 million on investing activities during 2006 compared with $9.5 million in 2005 and $12.3 million in 2004. During 2006 the Company expended $16.1 million on mineral property and related deferred costs in China and Peru. The majority of these expenditures were incurred on the pre-feasibility and drilling program at the Boka Gold Project in China. A total of $5.8 million was expended on acquisition of short-term investments which have a term to maturity of six months and a further $583,000 on capital and other assets. The Company also received proceeds of approximately $7.2 million from the sale of Jinshan and FNX shares. During 2005 the Company expended $14.9 million on mineral property and related deferred costs in China and Peru. A total of $1.9 million was expended on acquisition of shares in Superior ($400,000) and Lake Shore Gold Corp. ($1.5 million) and a further $200,000 on capital assets. The Company also received proceeds of approximately $3.0 million from the sale of FNX shares. In 2004 the primary focus of mineral property expenditures was on the Boka Gold Project and, to a lesser degree, the Liam and Antay projects in Peru, and a net $1.4 million was expended on the acquisition/disposition of investments.

The carrying value of mineral properties increased by $15.7 million as a result of exploration expenditures of $16.3 million which were offset by $593,000 in mineral property write offs. A total of $10.6 million was spent in China of which $10.4 million relates to the Boka Gold Project, and another $5.7 million on projects in Peru.

In August 2006 the Company received regulatory approval of its Normal Course Issuer Bid pursuant to which the Company can acquire up to 2 million of its own common shares until August 28, 2007. During 2006 the Company purchased 366,900 shares for total consideration of $3,342,000. Of the shares purchased, 405,700 were cancelled, resulting in a loss of $1,735,000 of which $912,500 flowed to the Consolidated Statements of Loss and Deficit and the difference recorded in contributed surplus. The Company also cancelled 80,000 common shares it had acquired pursuant to its previous Normal Course Issuer Bid and recorded a loss of $466,944 in March 2006.

As at December 31, 2006 the Company's significantly influenced and other investments had a carrying value of $4.4 million (2005 —$8.1) and a market value of $9.0 million (2005 — $16.4 million). The market value of the Company's 50.4% interest in Zincore was $34 million.

The Company has commitments totalling $1,837,000 over five years (2007 — $462,000; 2008 to 2009 — $482,000 per year; 2010 — $391,000; 2011 — $20,000) pertaining to leasehold obligations of Southwestern and Zincore. With respect to other contractual obligations, there are no material changes during the current period that are outside the ordinary course of the Company's business.

As a result of consolidating Zincore in its current year balance sheet, Southwestern recorded a $10.6 million non-controlling interest in Zincore as at December 31, 2006.

OUTSTANDING SHARE CAPITAL

As at February 28, 2007 there were 45,895,000 common shares issued and 45,697,000 common shares outstanding and the following stock options

Exercise	Options
Price	Outstanding
Range	(000	’s)
$1.00-$5.79	393
$5.80-$10.59	1,415
$10.60-$15.39	1,352
$15.40-$20.19	1,302
	4,462

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

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

28 Southwestern Resources Corp.

The Company's financial assets and liabilities are cash and cash equivalents, short-term investment, exploration advances and other receivables, investments and accounts payable. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature. Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less and expose the Company to minimal risk.

CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments,” establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes option pricing model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

For the year ended December 31, 2006, total stock-based compensation expense of $4,855,000 (2005 — $5,435,000; 2004 — $12,377,000) was calculated using the Black-Scholes option pricing model. A weighted-average grant-date fair value of $5.82 (2005 — $4.15; 2004 — $6.90) for each option grant was estimated using the following assumptions: no dividends are to be paid; expected volatility of 54% (2005 — 58%; 2004 — 47%); risk free interest rate of 4.0% (2005 — 5.5%; 2004 — 5%) and expected life of 3.5 years. An equivalent amount is included in contributed surplus.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, the Company paid remuneration to directors and to companies controlled by officers who are also directors in the amount of $756,000 (2005 — $515,000; 2004 — $809,000). The Company received management fees totalling $72,000 (2005 — $117,000; 2004 — $192,000) from affiliated companies (Superior and Lake Shore Gold Corp. — $3,000 per month). These are companies related by way of common directors and/or a management services agreement.

There was also $5,669 (2005 — $6,194) due to Southwestern from the aforementioned companies at December 31, 2006.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, advances and other receivables, short-term investment, investments and accounts payable. Unless otherwise noted, it is Management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

FUTURE CHANGES IN ACCOUNTING POLICIES
FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when the Company becomes a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities. Adoption of this standard will not have a material impact on the Company's financial statements.

CORPORATE GOVERNANCE

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

Southwestern Resources Corp. 29

Management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters. The Company also has the practice of engaging its external auditors to perform quarterly reviews of its interim financial statements.

CONTROLS AND PROCEDURES

As required by Multilateral Instrument 52-109, Management is responsible for the design, establishment and maintainance of disclosure controls and procedures over the public disclosure of financial and non-financial information regarding the Company and internal control over financial reporting to provide reasonable assurance regarding the integrity of the Company's financial information and reliability of its financial reporting. Management maintains appropriate information systems, procedures and controls to ensure integrity of the financial statements and maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Company has a Disclosure Policy and a Disclosure Committee in place to mitigate risks associated with the disclosure of inaccurate or incomplete information. The Company has also undertaken the task of evaluating the effectiveness of internal control over financial reporting and disclosure controls and procedures in order to comply with certification requirements of sections 404 and 302 of the Sarbanes-Oxley Act.

The Company's Management, with the participation and under the supervision of its Chief Executive Officer (“CEO') and Chief Financial Officer (“CFO”), have designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis; and designed internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting.

An evaluation of the effectiveness of the Company's disclosure controls and procedures was conducted as of December 31, 2006. Based upon the results of that evaluation, the Company's CEO and CFO have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective in providing reasonable assurance that the material information relating to the Company was made known to them on a timely basis and was processed and disclosed within the appropriate reports and time periods. The Company's Management believes that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company's internal control over financial reporting during the year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

RISKS AND UNCERTAINTIES

The specifics of the Company's “risks” are detailed in disclosures with the heading “Risk Factors” in the Company's periodic filings with securities regulators.

OUTLOOK

The Company's business philosophy has been to focus exploration efforts on areas with world class potential, and to leverage Management's knowledge and technical expertise through joint venture agreements with major mining companies. Southwestern has been able to lead the way in developing highly prospective exploration projects in emerging countries. The Company will continue to focus the majority of its exploration activities in China and Peru and to seek opportunities to form additional joint ventures in order to reduce shareholder risk. With its current treasury the Company is well positioned to complete planned exploration and development programs and is also in an advantageous position to seek new opportunities.

In 2007 the Company expects to complete the pre-feasibility at Boka 1, and once completed, to initiate a feasibility study, and to initiate drilling at Boka 19, a newly discovered gold zone. In Peru the Company expects to initiate drilling on the Numa West, Gran Leon and Huacullo gold and silver zones within the Liam Project and to conduct further drilling at Pacapausa upon assessment of first phase drilling program results.

ADDITIIONAL INFORMATION

Additional information is provided in the Company's audited consolidated financial statements for the year ended December 31, 2006 and the Company's Annual Information Form and Information Circular. These documents are available on SEDAR at www.sedar.com.

30 Southwestern Resources Corp.

Exhibit 99.3

r e p o r t o f i n d e p e n d e n t r e g i s t e r e d c h a r t e r e d a c c o u n t a n t s

TO THE SHAREHOLDERS OF SOUTHWESTERN RESOURCES CORP.

We have audited the consolidated balance sheets of Southwestern Resources Corp. as at December 31, 2006 and 2005 and the consolidated statements of loss and deficit, and cash flows for each of the years in the three year period ended December 31, 2006, and for the period from inception to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 and for the period from inception to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

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

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
VANCOUVER, BRITISH COLUMBIA MARCH 12, 2007

COMMENTS BY INDEPENENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 17(b) to the consolidated financial statements. Our report to the shareholders dated March 12, 2007 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
VANCOUVER, BRITISH COLUMBIA MARCH 12, 2007

Southwestern Resources Corp. 31

Exhibit 99.4

c o n s o l i d a t e d b a l a n c e s h e e t s

As at December 31 (C$ in thousands)	2006	2005
A S S E T S
CURRENT
CASH AND CASH EQUIVALENTS (note 4)	$57,688	$63,809
SHORT-TERM INVESTMENT (note 5)	5,784	–
EXPLORATION ADVANCES AND OTHER RECEIVABLES	452	691
	63,924	64,500
OTHER ASSETS	75	–
PROPERTY, PLANT AND EQUIPMENT (note 6)	968	711
MINERAL PROPERTIES (note 7)	50,555	34,879
INVESTMENTS (note 8)	4,404	8,084
	$119,926	$108,174
L I A B I L I T I E S
CURRENT
ACCOUNTS PAYABLE	$80	$169
ACCRUED CHARGES	2,093	2,307
	2,173	2,476
NON-CONTROLLING INTEREST (note 16)	10,627	–
COMMITMENTS (note 15)
S H A R E H O L D E R S ’ E Q U I T Y
SHARE CAPITAL (note 10)
AUTHORIZED
UNLIMITED
ISSUED
45,854,000 SHARES (2005 – 45,934,000)	179,239	178,923
CONTRIBUTED SURPLUS	23,590	20,115
DEFICIT	(95,703)	(93,340)
	107,126	105,698
	$119,926	$108,174

See accompanying notes to consolidated financial statements APPROVED BY THE BOARD

32 Southwestern Resources Corp.

c o n s o l i d a t e d s t a t e m e n t s o f l o s s a n d d e f i c i t

	Cumulative from
	Inception to
	December 31
For the Years Ended December 31	2006	2006	2005	2004
(C$ in thousands except per share amounts)
E X P E N S E S
GENERAL AND ADMINISTRATIVE (note 13)	$36,375	$5,043	$3,841	$3,177
GENERAL EXPLORATION	17,395	2,950	2,168	1,648
MINERAL PROPERTY COSTS WRITTEN OFF (note 7)	37,976	593	698	3,193
STOCK-BASED COMPENSATION (note 10)	24,313	5,288	5,435	12,377
FOREIGN EXCHANGE (GAIN) LOSS	(1,217)	287	566	324
AMORTIZATION	891	51	37	36
LOSS BEFORE UNDERNOTED ITEMS	(115,733)	(14,212)	(12,745)	(20,755)
INTEREST AND OTHER INCOME	17,422	2,333	1,346	1,127
GAIN ON SHARES ISSUED BY
AFFILLIATED COMPANIES (note 8)	12,442	6,845	414	537
GAIN ON SALE OF INVESTMENTS (note 8)	4,247	3,081	1,018	108
(LOSS) GAIN ON DISPOSITION OF PROPERTY,
PLANT AND EQUIPMENT	(107)	3	5	–
WRITE DOWN OF INVESTMENTS	(4,596)	–	–	–
GAIN ON DISPOSITION OF MINERAL PROPERTIES	640	–	640	–
EQUITY IN OPERATIONS OF AFFILIATED
COMPANIES (note 8)	(6,804)	68	(218)	458
NET LOSS BEFORE NON-CONTROLLING INTEREST	(92,489)	(1,882)	(9,540)	(18,525)
NON-CONTROLLING INTEREST (note 16)	432	432	–	–
NET LOSS FOR THE YEAR	(92,057)	(1,450)	(9,540)	(18,525)
DEFICIT AT BEGINNING OF YEAR	–	(93,340)	(83,800)	(65,275)
LOSS ON REPURCHASE AND CANCELLATION
OF OWN SHARES (note 10)	(3,646)	(913)	–	–
DEFICIT AT END OF YEAR	$(95,703)	$(95,703)	$(93,340)	$(83,800)
LOSS PER SHARE – BASIC AND DILUTED		$(0.03)	$(0.22)	$(0.44)
WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING		46,070	43,633	41,816

See accompanying notes to the consolidated financial statements

Southwestern Resources Corp. 33

c o n s o l i d a t e d s t a t e m e n t s o f c a s h f l o w s

	Cumulative from
	Inception to
	December 31
For the Years Ended December 31	2006	2006	2005	2004
(C$ in thousands)
O P E R A T I N G A C T I V I T I E S
NET LOSS FOR THE YEAR	$(92,057)	$(1,450)	$(9,540)	$(18,525)
ITEMS NOT INVOLVING CASH
AMORTIZATION	891	51	37	36
MINERAL PROPERTY COSTS WRITTEN OFF	37,976	593	698	3,193
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES	(12,442)	(6,845)	(414)	(537)
GAIN ON SALE OF INVESTMENTS	(4,272)	(3,081)	(1,018)	(108)
LOSS (GAIN) ON DISPOSITION OF PROPERTY, PLANT
AND EQUIPMENT	107	(3)	(5)	–
WRITE DOWN OF INVESTMENTS	4,596	–	–	–
NON-CONTROLLING INTEREST	(432)	(432)	–	–
GAIN ON DISPOSITION OF MINERAL PROPERTIES	(640)	–	(640)	–
EQUITY IN OPERATIONS OF AFFILIATED COMPANIES	6,804	(68)	218	(458)
STOCK-BASED COMPENSATION	24,313	5,288	5,435	12,377
	(35,156)	(5,947)	(5,229)	(4,022)
CHANGE IN NON-CASH OPERATING WORKING CAPITAL
ITEMS
(INCREASE) DECREASE IN EXPLORATION ADVANCES
AND OTHER RECEIVABLES	(561)	(169)	62	(68)
INCREASE IN ACCOUNTS PAYABLE AND ACCRUED
CHARGES	545	166	13	131
CASH USED IN OPERATING ACTIVITIES	(35,172)	(5,950)	(5,154)	(3,959)
I N V E S T I N G A C T I V I T I E S
ACQUISITION OF SHORT-TERM INVESTMENTS	(5,784)	(5,784)	–	–
ACQUISITION OF INVESTMENTS	(11,381)	–	(1,915)	(1,502)
PROCEEDS ON DISPOSITION OF INVESTMENTS	10,329	7,239	2,970	149
DECREASE IN CASH DUE TO CHANGE IN ACCOUNTING
FOR INVESTMENT IN AFFILIATED COMPANIES	(3,356)	–	–	–
MINERAL PROPERTY EXPENDITURES	(99,978)	(16,128)	(14,898)	(10,469)
PROCEEDS ON DISPOSITION OF MINERAL PROPERTY	4,539	–	4,539	–
ADDITIONS TO OTHER ASSETS	(75)	(75)	–	–
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	(3,951)	(508)	(203)	(480)
CASH USED IN INVESTING ACTIVITIES	(109,657)	(15,256)	(9,507)	(12,302)
F I N A N C I N G A C T I V I T I E S
SHARES ISSUED	183,974	1,147	30,129	41,841
SHARES PURCHASED	(17,556)	(3,342)	(778)	–
SHARES RESOLD	8,694	–	–	–
PROCEEDS ON SHARES ISSUED BY SUBSIDIARY (note 16)	27,605	17,280	–	–
NOTE RECEIVABLE	(200)	–	–	–
CASH PROVIDED BY FINANCING ACTIVITIES	202,517	15,085	29,351	41,841
INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS DURING THE YEAR	57,688	(6,121)	14,690	25,580
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	–	63,809	49,119	23,539
CASH AND CASH EQUIVALENTS END OF YEAR	$57,688	$57,688	$63,809	$49,119
CASH AND CASH EQUIVALENTS CONSIST OF:
CASH		$54,842	$60,963	$48,211
SHORT-TERM INVESTMENTS		2,846	2,846	908
		$57,688	$63,809	$49,119
S U P P L E M E N T A L C A S H F L O W I N F O R M A T I O N (note 14)

See accompanying notes to the consolidated financial statements

34 Southwestern Resources Corp.

n o t e s t o c o n s o l i d a t e d f i n a n c i a l s t a t e m e n t s

DECEMBER 31, 2006 AND 2005

(All tabular amounts are in thousands of Canadian dollars)

1.  DESCRIPTION OF BUSINESS

Southwestern Resources Corp. (“Southwestern” or the “Company) is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially those with the potential to host gold, silver and base metals, primarily in Peru and China. Operations are conducted either directly or through agreements with third parties. The Company has not determined whether these properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized as mineral properties is dependent upon the discovery of economically recoverable reserves, and the ability of the Company to obtain necessary financing to complete the development and attainment of future profitable production from the properties or proceeds from disposition.

2.  SIGNIFICANT ACCOUNTING POLICIES

A)  BASIS OF PRESENTATION

The consolidated financial statements are prepared based upon Canadian generally accepted accounting principles. Information with respect to generally accepted accounting principles in the United States is provided in note 17.

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. Variable Interest Entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline 15, “Consolidation of Variable Interest Entities,” are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and/or expected residual returns. The Company has determined that it does not have any VIEs which require to be consolidated. All intercompany balances and transactions have been eliminated upon consolidation.

B)  CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

C)  SHORT-TERM INVESTMENTS

Short-term investments include those short-term money market instruments which, on acquisition, have a term to maturity of 90 days or more.

D)  INVESTMENTS

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

E)  FINANCIAL INSTRUMENTS

The Company's financial assets and liabilities are cash and cash equivalents, exploration advances and other receivables, short-term investment, investments, and accounts payable and accrued charges. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature except for investments whose fair value is disclosed in note 5.

F)  MINERAL PROPERTIES

Mineral properties and related exploration and development costs are recorded at cost on a property-by-property basis. Costs incurred for general exploration that are not project specific or do not result in the acquisition of mineral properties are charged to operations. Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net realizable amounts as appropriate. If an impairment is determined to exist, the mineral property will be written down to its net realizable value. The recoverability of the amounts capitalized for mineral property interests is dependent upon the delineation of economically recoverable ore reserves and the Company's ability to obtain the necessary financing

Southwestern Resources Corp. 35

to complete their development and realize profitable production or proceeds from the disposition thereof. It is reasonably possible that changes could occur in the near term that could adversely affect management's estimates and may result in future write downs of capitalized mineral property interest carrying values.

G)  JOINT VENTURES

The Company holds a significant portion of its interests in mineral properties through joint venture agreements. Currently the Company does not conduct its operating activities through these joint venture arrangements.

H)  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at cost. Amortization is computed using the declining-balance method based on annual rates as follows:

OFFICE AND OTHER EQUIPMENT	20%
COMPUTER EQUIPMENT	30%
LEASEHOLD IMPROVEMENTS	STRAIGHT-LINE OVER 6 YEARS
VEHICLES	30%

I)  FOREIGN CURRENCY TRANSLATION

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

J)  FUTURE INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Under this method future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

K)  MEASUREMENT UNCERTAINTY

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

L)  STOCK OPTIONS

The fair value of all stock-based awards is estimated using the Black-Scholes model at the date of grant and is expensed to operations over each award's vesting period.

M)  LOSS PER SHARE

Basic loss per share is computed by dividing loss (the numerator) by the weighted-average number of outstanding common shares for the period (the denominator). In computing diluted loss per share, an adjustment is made for the dilutive effect of the exercise of stock options and warrants using the treasury stock method. In all periods presented, fully diluted loss per share is not presented, as it is anti-dilutive.

3.  INVESTMENT IN ZINCORE METALS INC.

In June 2006 Southwestern completed the launch of a new zinc company, Zincore Metals Inc. (“Zincore”), to maximize the value of its zinc assets, including the Accha-Yanque, Minascassa and Sayani properties in Peru. In exchange for the zinc assets which had a book value of $1,806,469, the Company received 32 million common shares of Zincore. The exchange was recorded at book value as it was a transaction between companies under common control. As well the Company had loaned $1.5 million to Zincore during the year and those loans were subsequently converted to 4.6 million common shares. On October 26, 2006 Zincore filed a final prospectus for an initial public offering and raised $19 million by issuing 38 million shares at $0.50 per share, of which Southwestern purchased 2 million.

36 Southwestern Resources Corp.

As a result of the above noted transactions, as at December 31, 2006, Southwestern held 38,600,000 common shares of Zincore representing a 50.39% interest. As well, as a result of the initial public offering, Southwestern recorded a gain on deemed disposition totalling $6,436,000 (see note 8b).

4.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents of $57.7 million (2005 — $63.8 million) consist of money market instruments with credit ratings which expose the Company to minimal credit risk.

5.  SHORT-TERM INVESTMENT

As at December 31, 2006 the Company had a short-term investment at a cost of US$4,963,322 (C$5,783,759), maturing on March 27, 2007, and yielding an interest rate of 5.20% .

6.  PROPERTY, PLANT AND EQUIPMENT

As at December 31			2006
		Accumulated	Net Book
	Cost	Amortization	Value
OFFICE AND OTHER EQUIPMENT	$931	$616	$315
COMPUTER EQUIPMENT	945	714	231
VEHICLES	962	540	422
	$2,838	$1,870	$968
As at December 31			2005
		Accumulated	Net Book
	Cost	Amortization	Value
OFFICE AND OTHER EQUIPMENT	$768	$575	$193
COMPUTER EQUIPMENT	866	647	219
VEHICLES	922	623	299
	$2,556	$1,845	$711

Amortization relating to exploration related assets has been allocated to mineral properties in the amount of $201,979 (2005 –$141,309).

7.  MINERAL PROPERTIES

A)

	December 31	December 31
	2006	2005
C H I N A
BOKA	$35,967	$25,596
YUNNAN GOLD	857	655
OTHER	586	539
T O T A L C H I N A	37,410	26,790
P E R U
LIAM	5,138	3,194
ACCHA-YANQUE	3,108	1,256
BAMBAS WEST	738	715
BAMBAS COPPER	974	623
ANTAY	960	748
MINASPATA	—	438
PACAPAUSA	262	258
OTHER	1,965	857
T O T A L P E R U	13,145	8,089
T O T A L	$50,555	$34,879

Southwestern Resources Corp. 37

B) For the year ended December 31, 2006, the significant expenditures were as follows:

	Boka	Liam	Accha-Yanque	Other	Total
BALANCE, BEGINNING OF YEAR	$25,596	$3,194	$1,256	$4,833	$34,879
PROPERTY ACQUISITION AND MAINTENANCE	17	361	200	534	1,112
ANALYTICAL	346	56	94	135	631
GEOPHYSICS	21	33	–	46	100
GEOLOGY	3,718	1,341	1,152	1,524	7,735
DRILLING	5,820	111	279	28	6,238
RESEARCH	26	15	46	22	109
PROJECT ADMINISTRATION	423	27	81	4	535
PROPERTY COSTS WRITTEN OFF	–	–	–	(593)	(593)
COST RECOVERY	–	–	–	(191)	(191)
BALANCE, END OF YEAR	$35,967	$5,138	$3,108	$6,342	$50,555

For the year ended December 31, 2005, the significant expenditures were as follows:

	Boka	Liam	Yunnan Gold	Other	Total
BALANCE, BEGINNING OF YEAR	$12,219	$3,501	$178	$7,689	$23,587
PROPERTY ACQUISITION AND MAINTENANCE	63	443	–	179	685
ANALYTICAL	550	45	14	191	800
GEOPHYSICS	302	2	–	21	325
GEOLOGY	1,933	483	460	932	3,808
DRILLING	9,942	(8)	–	478	10,412
RESEARCH	35	30	–	287	352
PROJECT ADMINISTRATION	552	30	3	894	1,479
COST RECOVERY	–	(1,332)	–	–	(1,332)
SALE OF INTEREST	–	–	–	(4,539)	(4,539)
PROPERTY COSTS WRITTEN OFF	–	–	–	(698)	(698)
BALANCE, END OF YEAR	$25,596	$3,194	$655	$5,434	$34,879

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

CHINA

In November 2002 Canadian Southwest Gold Inc. (“CSG”), a wholly owned subsidiary of the Company, signed a joint venture agreement (the “JV Agreement”) with Team 209 of the Nuclear Industry of Yunnan Province, China (“Team 209”) regarding the Boka Gold Project. Team 209 and CSG established a joint venture company (the “JV Company”) to hold and operate the Boka Gold Project. As at December 31, 2006 CSG holds a 90% interest in the JV Company with Team 209 retaining a 10% carried interest. CSG continues to be the operator of the Project.

In 2004 the Company entered into an agreement with Newmont Overseas Exploration Limited (“Newmont Overseas”) to jointly explore an area of interest in Yunnan Province, China. Both Southwestern and Newmont Overseas have a 50% interest in the Yunnan Gold Project and are funding exploration on a pro rata basis.

During 2005 the Company wrote off $452,000 in exploration costs relating to the Sichuan Project in China.

38 Southwestern Resources Corp.

PERU

In October 2005 the option agreement with Newmont Peru Limited (“Newmont”), covering the Liam Core Area, was terminated and the area covered by that agreement was amalgamated into an amended Liam Regional Venture Agreement governing what is now referred to as the Liam Gold-Silver Project. Under the terms of the amended Liam Regional Venture Agreement, both Newmont and Southwestern each have a 50% working interest and will each contribute 50% of the exploration funding. Newmont can earn a 70% interest in those portions of the Project that it advances to a bankable feasibility study by funding 100% of the costs to place those deposits into commercial production. In a separate transaction, details of which are discussed in note 10, Newmont purchased 400,000 common shares of Southwestern by paying a premium of $3.33 per share totalling $1,332,000. This amount is classified as “cost recovery” and recorded as a reduction in mineral properties.

In 2005 a subsidiary of the Company entered into a Heads of Agreement with Anglo American Exploration Peru S.A. (“Anglo”) under which Anglo can earn a 55% interest in the Antay Project by spending US$5 million in exploration over a five year period. Once vested, Anglo will have the option to earn an additional 15% interest in the Project by producing, within the next five years, a bankable feasibility study on any specific target identified during the first option period. Anglo has a firm commitment to spend US$750,000 on exploration in the initial two years of the first option. To maintain the first option during the last three years, Anglo must spend annually a minimum of US$750,000 in exploration expenditures. As at December 31, 2006 Anglo had spent approximately US$900,000.

In a separate transaction Anglo American Exploration BV (“Anglo BV”) agreed to acquire the equivalent of US$5 million of Southwestern shares over a five year period. As at December 31, 2006 Anglo BV has purchased 116,262 common shares of Southwestern for gross proceeds of US$1 million. Anglo BV has the right to elect not to subscribe with respect to the remaining US$4 million equivalent of Southwestern common shares.

In December 2005 the Company received the final installment of US$3.9 million for the sale of its 50% interest in the Poracota Property in Peru. The completion of the transaction resulted in the recording of a gain of $640,000.

During the year ended December 31, 2006, expenditures totalling $593,000 were written off, of which $538,000 related to the Minaspata Property in Peru, and the remaining amount relating to various non-core projects.

During the year ended December 31, 2005, expenditures totalling $246,000 were written off relating to various non-core projects in Peru.

8.  INVESTMENTS

A)

			December 31
			2006
			Quoted
		Carrying	Market
	Ownership %	Value	Value
SUPERIOR DIAMONDS INC. — SIGNIFICANTLY
INFLUENCED AFFILIATE	14.8	$1,919	$3,082
OTHER INVESTMENTS	–	2,485	5,913
		4,404	8,995
			December 31
			2005
			Quoted
		Carrying	Market
	Ownership %	Value	Value
SUPERIOR DIAMONDS INC. — SIGNIFICANTLY
INFLUENCED AFFILIATE	18.6	$1,242	$3,202
NOTE RECEIVABLE	—	200	—
	—	1,442	3,202
OTHER INVESTMENTS	—	6,642	13,188
		$8,084	$16,390

Southwestern Resources Corp. 39

On March 31, 2006 an agreement was reached between the Company and Superior Diamonds Inc. (“Superior”) to convert a $200,000 long-term note receivable from Superior into 444,444 common shares of Superior at a price of $0.45 per share.

During the year ended December 31, 2006, the Company sold all of its 1,017,222 common shares of Jinshan Gold Mines Inc. and recorded a gain of $1,142,000. Also during 2006 the Company sold all of its remaining shares of FNX Mining Co. (“FNX”) totalling 419,509 (2005 — 224,626) common shares and recorded a gain of $1,939,000 (2005 — $1,018,000).

In April 2005 the Company purchased 888,889 common shares of Superior at a price of $0.45 per share totalling $400,000. The Company also acquired 2 million common shares of Lake Shore Gold Corp. at a price of $0.75 per share.

In June 2005 all of the issued and outstanding shares of Aurora Platinum Corp. were acquired by FNX. As a result Southwestern received 644,133 shares of FNX and recorded the investment using the cost basis.

b) Details of gains on shares issued by, and equity in operations of, affiliated companies for the years ended 2006, 2005 and 2004 are as follows:

	For the Year Ended		For the Year Ended		For the Year Ended
		December 31, 2006		December 31, 2005		December 31, 2004
	Gain on	Equity in	Gain on	Equity in	Gain on	Equity in
	shares issued	operations of	shares issued	operations of	shares issued	operations of
	by affiliated	affiliated	by affiliated	affiliated	by affiliated	affiliated
	companies (i)	companies (ii)	companies (i)	companies (ii)	companies (i)	companies (ii)
ZINCORE METALS INC.	$6,436	$—	$—	$—	$—	$—
SUPERIOR DIAMONDS INC.	409	68	414	(191)	152	(139)
AURORA PLATINUM CORP.	—	—	—	(27)	385	597
	$6,845	$68	$414	$(218)	$537	$458

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

9. INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	2006	2005	2004
CANADIAN STATUTORY FEDERAL INCOME TAX RATE	34%	35%	36%
RECOVERY OF INCOME TAXES COMPUTED AT
STATUTORY RATES	$527	$3,339	$6,625
EFFECT OF LOWER TAX RATES OF FOREIGN
JURISDICTIONS	(1,025)	(1,587)	(1,091)
NON-DEDUCTIBLE EXPENSES	(1,770)	(1,894)	(4,471)
NON-TAXABLE PORTION OF CAPITAL TRANSACTIONS	1,753	108	199
VALUATION ALLOWANCE	515	34	(1,262)
INCOME TAX PROVISION	$–	$–	$–

40 Southwestern Resources Corp.

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	2006	2005
OPERATING LOSS CARRY FORWARDS	$5,854	$9,133
TAX VALUE OF ASSETS IN EXCESS OF CARRYING VALUE	2,439	4,331
	8,293	13,464
LESS: VALUATION ALLOWANCE	(8,293)	(13,464)
NET FUTURE INCOME TAX LIABILITY	$–	$–

At December 31, 2006 the Company had the following loss carry forwards available for tax purposes:

Country	Amount	Expiry
CANADA	$14,246	2006-2026
PERU	$3,636	2007-2010
MAURITIUS	$372	none

10.  SHARE CAPITAL

A)  AUTHORIZED: UNLIMITED COMMON SHARES WITHOUT PAR VALUE
B)  ISSUED AND OUTSTANDING
									For the Year Ended
									December 31, 2006
							Number of
	Number of			Treasury			Shares
	Shares Issued			Shares			Outstanding
	(000	’s)	Amount	(000	’s)	Amount	(000	’s)	Amount
BEGINNING OF YEAR	46,014		$179,701	80		$778	45,934		$178,923
OPTIONS EXERCISED	228		899	—		—	228		899
PRIVATE PLACEMENT	58		556	—		—	58		556
SHARES PURCHASED	—		—	366		3,342	(366)		(3,342)
CANCELLED SHARES	(405)		(1,585)	(405)		(3,788)	—		2,203
END OF YEAR	45,895		$179,571	41		$332	45,854		$179,239
									For the Year Ended
									December 31, 2005
							Number of
	Number of			Treasury			Shares
	Shares Issued			Shares			Outstanding
	(000	’s)	Amount	(000	’s)	Amount	(000	’s)	Amount
BEGINNING OF YEAR	42,786		$149,476	–		$ –	42,786		$149,476
PUBLIC OFFERING	2,450		24,908	–		–	2,450		24,908
PRIVATE PLACEMENT	458		4,442	–		–	458		4,442
OPTIONS EXERCISED	320		875	–		–	320		875
SHARES PURCHASED	–		–	80		778	(80)		(778)
END OF YEAR	46,014		$179,701	80		$778	45,934		$178,923

On August 29, 2006 the Company received regulatory approval to implement a Normal Course Issuer Bid pursuant to which the Company can acquire up to 2 million of its own common shares. The Company purchased 366,900 of its own common shares at a cost of $3,342,000 during the year of which 325,700 were cancelled in 2006. The cancellation of these shares resulted in a loss of $1,735,627 of which $912,500 was recorded as a charge to deficit and the remaining $823,127 in contributed surplus.

Southwestern Resources Corp. 41

In March 2006 the Company cancelled 80,000 common shares it had acquired pursuant to its previous Normal Course Issuer Bid in 2005. The cancellation of these shares resulted in a loss of $466,944 which was recorded in contributed surplus.

In June 2006, as part of the Antay Property agreement, Anglo BV purchased 58,414 common shares of Southwestern at $9.52 per share for gross proceeds of $556,101.

As a result of stock options exercised, there was a transfer of $309,240 (2005 — $199,462) from contributed surplus to share capital during the year ended December 31, 2006.

In July 2005 the Company received net proceeds of $608,346 (US$500,000) by issuing 57,848 common shares at a price of $10.62 pursuant to the Antay Property agreement.

In October 2005 the Company received gross proceeds of $26,460,000 by issuing 2,450,000 common shares to a syndicate of underwriters at a price of $10.80 per share.

Also in October 2005 the Company completed a private placement whereby Newmont Mining Corporation of Canada Limited purchased 400,000 common shares of Southwestern at a price of $13.00 per share for proceeds of $5.2 million. The price included a $3.33 premium and resulted in $1,332,000 of the gross proceeds being recorded as a reduction to mineral properties rather than an increase in share capital.

Share issue costs for financings completed in 2005 totalled $1,592,842.

C)  STOCK OPTIONS

Under the Company's stock option plan there were 4,087,500 options outstanding, of which 3,892,500 were exercisable, at December 31, 2006. The options may be exercisable for a period of up to five years and the exercise price cannot be less than the closing price on the Toronto Stock Exchange on the trading day immediately preceding the grant of the option. The Board of Directors determines the time during which any option may vest.

			2006			2005
			Weighted-			Weighted-
	Number of		Average	Number of		Average
	Options		Exercise	Options		Exercise
	(000	’s)	Price	(000	’s)	Price
OUTSTANDING AT BEGINNING OF YEAR	3,659		$12.46	2,702		$12.08
GRANTED	755		$13.54	1,310		$10.78
EXERCISED/CANCELLED	(326)		$5.87	(353)		$3.29
OUTSTANDING AT END OF YEAR	4,088		$13.19	3,659		$12.46
EXERCISABLE AT END OF YEAR	3,893		$13.11	3,392		$12.63

The following table summarizes information about stock options outstanding at December 31, 2006:

	Number of		Weighted-	Weighted-	Number of		Weighted-
Exercise	Options		Average	Average	Options		Average
Price	Outstanding		Remaining Years of	Exercise	Exercisable		Exercise
Range	(000	’s)	Contractual Life	Price	(000	’s)	Price
$1.00-$5.79	393		0.7	$1.46	393		$3.21
$5.80-$10.59	990		3.4	$10.17	803		$10.18
$10.60-$15.39	1,353		3.5	$13.62	1,345		$13.63
$15.40-$20.19	1,352		2.2	$18.37	1,352		$18.37
	4,088		2.8	$13.19	3,893		$13.11

D)  STOCK-BASED COMPENSATION

As a result of stock options granted and vested during the year ended December 31, 2006, the Company recorded $4,855,000 (2005 — $5,435,000; 2004 — $12,377,000) as stock-based compensation expense and included an equivalent amount in contributed surplus. This value was determined using the Black-Scholes option pricing model. A weighted-average grant-date fair value of $5.82 (2005 — $4.15; 2004 — $6.90) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 54% (2005 — 58%; 2004 — 47%); risk free interest rate of 4.0% (2005 — 3.5%; 2004 — 5%); and expected life of 3.5 years (2005 — 3.5 years; 2004 — 3.5 years).

42 Southwestern Resources Corp.

As the result of stock options granted by Zincore, a total of $433,000 is also included in stock-based compensation expense.

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Discrepancies in these input assumptions can significantly affect the fair value estimate.

E)  CONTRIBUTED SURPLUS

	For the Year Ended	For the Year Ended
	December 31, 2006	December 31, 2005
BALANCE, BEGINNING OF YEAR	$20,115	14,880
STOCK-BASED COMPENSATION	4,855	5,435
CANCELLED SHARES	(1,290)	—
STOCK OPTIONS EXERCISED	(309)	(200)
STOCK OPTIONS GRANTED BY SUBSIDIARY	219	—
BALANCE, END OF YEAR	$23,590	$20,115

11.  RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, the Company paid remuneration to directors and to companies controlled by officers who are also directors in the amount of $756,220 (2005 — $514,750; 2004 — $808,781). The Company received management fees, which are recorded as other income, totalling $72,000 (2005 — $117,000; 2004 — $192,000) from affiliated companies. These companies are related by way of directors in common and/or an administrative services agreement. There was also an amount of $5,669 (2005 — $6,194) due to Southwestern from affiliated companies at December 31, 2006.

All related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

12.  SEGMENTED INFORMATION

INDUSTRY INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral properties.

GEOGRAPHIC INFORMATION

The Company's only sources of revenue in 2006, 2005 and 2004 arose from interest earned on corporate cash reserves and from a note issued to Superior, and management fees. The Company has non-current assets in the following geographic locations:

	2006	2005	2004
PERU	$13,694	$8,393	$11,099
CHINA	37,652	26,990	13,043
CANADA	4,656	8,291	8,154
	$56,002	$43,674	$32,296

13.  GENERAL AND ADMINISTRATIVE

	2006	2005	2004
CONSULTING	$1,655	$1,346	$869
SHAREHOLDER INFORMATION	560	347	367
OFFICE	900	697	700
LEGAL AND ACCOUNTING	545	281	268
TRAVEL	324	261	220
SALARIES AND BENEFITS	1,059	909	753
TOTAL	$5,043	$3,841	$3,177

Southwestern Resources Corp. 43

14.  SUPPLEMENTAL CASH FLOW INFORMATION

	2006	2005	2004
OTHER CASH ITEMS:
TAXES PAID	$28	$31	$37
INTEREST RECEIVED	$2,189	$1,201	$917

15.  COMMITMENTS

With respect to its leasehold obligations, the Company and its subsidiaries have commitments totalling $1,837,962 over five years (2007 — $462,392; 2008 to 2009 — $482,200 per year; 2010 — $391,362; 2011 — $19,808).

16.  NON-CONTROLLING INTEREST

At December 31, 2006 the Company's non-controlling interest in Zincore was comprised of the following:

December 31, 2006
BALANCE, BEGINNING OF YEAR	$—
CREATION OF NON-CONTROLLING INTEREST DUE
TO SALE OF SHARES BY SUBSIDIARY	10,844
SHARE OF STOCK OPTIONS GRANTED	215
SHARE OF NET LOSS OF ZINCORE FOR YEAR	(432)
BALANCE, END OF YEAR	$10,627

17.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The material differences between Canadian and US GAAP affecting the Company's consolidated financial statements are summarized as follows:

CONSOLIDATED BALANCE SHEETS

	2006	2005
TOTAL ASSETS UNDER CANADIAN GAAP	$119,926	$108,174
UNREALIZED GAINS ON AVAILABLE-FOR-SALE SECURITIES ( E )	3,428	7,672
DECREASE IN MINERAL PROPERTY COSTS ( A )	(50,555)	(34,879)
CUMULATIVE ADJUSTMENT TO EQUITY INVESTMENTS ( E )	(5,181)	(4,883)
TOTAL ASSETS UNDER US GAAP	$67,618	$76,084
TOTAL LIABILITIES AND NON-CONTROLLING INTEREST
UNDER CANADIAN GAAP	$12,800	$2,476
NON-CONTROLLING INTEREST ( G )	(1,932)	–
TOTAL LIABILITIES AND NON-CONTROLLING INTEREST
UNDER US GAAP	10,868	2,476
SHAREHOLDERS' EQUITY UNDER CANADIAN GAAP	107,126	105,698
CUMULATIVE MINERAL PROPERTY ADJUSTMENT ( A )	(50,555)	(34,879)
CUMULATIVE COMPREHENSIVE INCOME ( D )	3,428	7,672
CUMULATIVE ADJUSTMENT TO EQUITY IN LOSS
OF AFFILIATED COMPANIES ( E )	(5,181)	(4,883)
CUMULATIVE ADJUSTMENT TO DILUTION GAIN AND
NON-CONTROLLING INTEREST	1,932	–
TOTAL SHAREHOLDERS' EQUITY UNDER US GAAP	56,750	73,608
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
UNDER US GAAP	$67,618	$76,084

44 Southwestern Resources Corp.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Cumulative from Inception to December 31		Year Ended December 31
	2006	2006	2005	2004
NET LOSS UNDER CANADIAN GAAP	$(92,057)	$(1,450)	$(9,540)	$(18,525)
MINERAL PROPERTY EXPLORATION EXPENSE ( A )	(50,555)	(15,676)	(11,292)	(8,061)
STOCK-BASED COMPENSATION – CONSULTING ( B )	(2,127)	—	—	—
STOCK-BASED COMPENSATION – EMPLOYEES ( B )	14,853	—	4,659	9,510
ADJUSTMENT TO EQUITY IN LOSS OF
AFFILIATED COMPANIES ( E )	(5,181)	(298)	(593)	(1,614)
ELIMINATION OF DILUTION GAIN ( G )	(12,442)	(6,845)	(414)	(537)
NET LOSS UNDER US GAAP BEFORE
NON-CONTROLLING INTEREST	(147,509)	(24,269)	(17,180)	(19,227)
NON-CONTROLLING INTEREST	(146)	(339)	—	—
NET LOSS UNDER US GAAP	$(147,363)	$(24,608)	$(17,180)	$(19,227)
LOSS PER SHARE		$(0.53)	$(0.39)	$(0.46)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Cumulative from Inception to December 31		Year Ended December 31
	2006	2006	2005	2004
OPERATING ACTIVITIES
OPERATING ACTIVITIES UNDER CANADIAN GAAP	$(35,172)	$(5,950)	$(5,154)	$(3,959)
EXPLORATION ( A )	(95,439)	(16,128)	(10,359)	(10,469)
OPERATING ACTIVITIES UNDER US GAAP	$(130,611)	$(22,078)	$(15,513)	$(14,428)
INVESTING ACTIVITIES
INVESTING ACTIVITIES UNDER CANADIAN GAAP	$(109,657)	$(15,256)	$(9,507)	$(12,302)
EXPLORATION ( A )	95,439	16,128	10,359	10,469
INVESTING ACTIVITIES UNDER US GAAP	$(14,218)	$872	$852	$(1,833)

A)  EXPLORATION EXPENSES

Canadian GAAP allows exploration costs to be capitalized during the search for a commercially mineable body of ore. Under US GAAP, expenditures on mineral property costs can only be deferred subsequent to the establishment of mining reserves. Previously for US GAAP purposes the Company had expensed all costs relating to the acquisition of exploration rights and exploration expenditures, in the period incurred. However, during the year ended December 31, 2004, the Company adopted EITF 04-02 which had the effect of reducing its equity loss in Aurora for the year ended December 31, 2005 by $79,000 (2004 – $1,534,740).

B)  ACCOUNTING FOR STOCK-BASED COMPENSATION

On January 1, 2006 the Company adopted Statement of Financial Standards (SFAS) No. 123R, “Share-Based Payment.” This statement requires the Company to recognize the cost of employee services received in exchange for the Company's equity instruments. Under SFAS No. 123R the Company is required to record compensation expense over an award's vesting period based on the award's fair value at the date of grant. The Company has elected to adopt SFAS No. 123R on a modified prospective basis; accordingly the financial statements for the periods prior to January 1, 2006 will not include compensation cost calculated under the fair value method.

Prior to January 1, 2006 the Company applied Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees,” and therefore recorded the intrinsic value of stock-based compensation as expense and applied the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation prior to January 1, 2006.

Southwestern Resources Corp. 45

	2005	2004
NET LOSS UNDER US GAAP	$(17,180)	$(19,227)
ADDITIONAL STOCK-BASED COMPENSATION COST	(4,659)	(9,510)
PRO FORMA NET LOSS	$(21,839)	$(28,737)
PRO FORMA BASIC LOSS PER SHARE	$(0.50)	$(0.69)

C)  FOREIGN CURRENCY TRANSLATION

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

This determination results in there being no US GAAP to Canadian GAAP difference in this regard.

D)  COMPREHENSIVE INCOME

SFAS No. 130 reporting “Comprehensive Income,” issued by the Financial Accounting Standards Board, establishes standards for the reporting and display of comprehensive income and its components. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. The impact of SFAS No. 130 on the Company's financial statements is as follows:

COMPREHENSIVE INCOME

	Cumulative from Inception to December 31		Year Ended December 31
	2006	2006	2005	2004
NET LOSS UNDER US GAAP	$(142,555)	$(24,608)	$(17,180)	$(19,227)
OTHER COMPREHENSIVE ITEMS:
UNREALIZED GAINS (LOSSES) ON
AVAILABLE-FOR-SALE SECURITIES ( E )	3,428	(4,194)	6,725	(5,725)
COMPREHENSIVE LOSS	$(139,127)	$(28,802)	$(10,455)	$(24,952)
NET COMPREHENSIVE LOSS PER SHARE		$(0.63)	$(0.24)	$(0.60)

E)  INVESTMENTS

SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” classifies investments into three categories based on management's intentions and anticipated maturity dates of the investments. Under these three categories, the Company's investments categorized as “other” in note 8 would be categorized as “available for sale securities.” Accordingly these investments would be carried at the quoted market value and the unrealized gains would be shown as a separate component of shareholders' equity. The investments in note 8 categorized as “significantly influenced affiliates” are accounted for under the equity method for which there is no material difference under Canadian and US GAAP, except that the underlying results of operations are adjusted to conform with US GAAP prior to the calculation of the Company's share of equity income (loss). The significant conforming adjustment to the affiliates' results relates to the accounting for mineral property expenditures.

F)  CONTROLLED ENTITIES

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

G)  ACCOUNTING FOR SALES OF SHARES BY AN EQUITY INVESTMENT OR SUBSIDIARIES

The Company accounts for dilution gains and losses from the sale of shares by its equity investments or subsidiaries as income statement items for Canadian GAAP purposes. Under US GAAP, dilution gains or losses that arise from a company in the exploration stage are treated as a charge to equity. Additionally, under US GAAP, dilution gains or losses and non-controlling interest are adjusted to reflect the treatment of exploration expenses. For US GAAP purposes, as the Company's equity investments are considered exploration stage companies, the Company has charged all dilution gains to a separate Contributed Surplus account in equity.

46 Southwestern Resources Corp.

H)  RECENT U.S. ACCOUNTING PRONOUNCEMENTS

In June 2006 the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a Company's financial statements. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation is effective for the Company beginning in the first fiscal quarter of 2007. The adoption of FIN No. 48 is not expected to have a material impact on the Company’s consolidated financial statements.

In September 2006 the FASB issued FAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, and is applicable to the Company beginning in the first quarter of 2008. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year or an interim period within that fiscal year. Prospective application is required for the Company. The Company is currently evaluating the impact of FAS No. 157.

In September 2006 the SEC issued Staff Accounting Bulletin No. 108, Section N to Topic 1, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 requires the evaluation of prior year misstatements using both the balance sheet approach and the income statement approach. In the initial year of adoption, should either approach result in quantifying an error that is material in light of quantitative and qualitative factors, SAB No. 108 guidance allows for a one-time cumulative-effect adjustment to beginning retained earnings. In years subsequent to adoption, previously undetected misstatements deemed material shall result in the restatement of previously issued financial statements in accordance with FAS No. 154, “Accounting Changes and Error Corrections,” a replacement of APB Opinion No. 20, “Accounting Changes,” and Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SAB No. 108 is effective for fiscal years ending after November 15, 2006. SAB No. 108 did not have any impact on the financial statements.

18.  CONSOLIDATED SCHEDULE OF SHARE CAPITAL SINCE INCEPTION

	Common Shares					Accumulated	Total
	Without Par Value		Treasury Shares		Contributed	During the	Shareholders’
FROM INCEPTION TO DECEMBER 31, 2006	Shares	Amount	Shares	Amount	Surplus	Exploration stage	Equity
(C$ in thousands)
ISSUANCE OF COMMON SHARES FOR CASH	4,392	$541	–	$–	$–	$–	$541
ISSUANCE OF COMMON SHARES FOR EXPLORATION EXPENDITURES	600	75	–	–	–	–	75
NET LOSS	–	–	–	–	–	(296)	(296)
BALANCE, OCTOBER 31, 1991	4,992	616	–	–	–	(296)	320
ISSUANCE OF COMMON SHARES FOR CASH	4,378	884	–	–	–	–	884
NET LOSS	–	–	–	–	–	(270)	(270)
BALANCE, OCTOBER 31, 1992	9,370	1,500	–	–	–	(566)	934
ISSUANCE OF COMMON SHARES FOR CASH	3,350	815	–	–	–	–	815
ISSUANCE OF COMMON SHARES FOR CASH PURSUANT TO PUBLIC OFFERING	1,600	740	–	–	–	–	740
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	100	50	–	–	–	–	50
NET INCOME	–	–	–	–	–	721	721
BALANCE, OCTOBER 31, 1993	14,420	3,105	–	–	–	155	3,260
ISSUANCE OF COMMON SHARES FOR CASH PURSUANT TO PUBLIC OFFERING	4,200	14,957	–	–	–	–	14,957
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	570	1,367	–	–	–	–	1,367
ISSUANCE OF COMMON SHARES FOR CASH	1,880	3,330	–	–	–	–	3,330
NET LOSS FOR THE 14 MONTHS ENDED DECEMBER 31, 1994	–	–	–	–	–	(1,027)	(1,027)
BALANCE, DECEMBER 31, 1994	21,070	22,759	–	–	–	(872)	21,887
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	1,830	8,233	–	–	–	–	8,233
ISSUANCE OF COMMON SHARES FOR CASH	90	45	–	–	–	–	45
NET LOSS	–	–	–	–	–	(1,317)	(1,317)
BALANCE DECEMBER 31, 1995	22,990	31,037	–	–	–	(2,189)	28,848
ISSUANCE OF COMMON SHARES FOR CASH PURSUANT TO PUBLIC OFFERING	7,408	47,346	–	–	–	–	47,346
ISSUANCE OF COMMON SHARES FOR CASH ON THE EXERCISE OF WARRANTS	40	330	–	–	–	–	330
ISSUANCE OF COMMON SHARES FOR CASH	114	622	–	–	–	–	622
NET LOSS	–	–	–	–	–	(1,315)	(1,315)
BALANCE, DECEMBER 31, 1996	30,552	79,335	–	–	–	(3,504)	75,831
ISSUANCE OF COMMON SHARES FOR CASH	2	11	–	–	–	–	11
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	(158)	(384)	–	–	(384)
NET LOSS	–	–	–	–	–	(3,820)	(3,820)
BALANCE, DECEMBER 31, 1997	30,554	79,346	(158)	(384)	–	(7,324)	71,638

Southwestern Resources Corp. 47

18.  CONSOLIDATED SCHEDULE OF SHARE CAPITAL SINCE INCEPTION (CONTINUED)

	Common Shares					Accumulated	Total
	Without Par Value		Treasury Shares		Contributed	During the	Shareholders’
FROM INCEPTION TO DECEMBER 31, 2006	Shares	Amount	Shares	Amount	Surplus	Exploration stage	Equity
(C$ in thousands)
ISSUANCE OF COMMON SHARES FOR CASH	42	28	–	–	–	–	28
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	(1,838)	(3,787)	–	–	(3,787)
OWN SHARES RESOLD	–	–	600	1,212	426	–	1,638
NET LOSS	–	–	–	–	–	(7,339)	(7,339)
BALANCE, DECEMBER 31, 1998	30,596	79,374	(1,396)	(2,959)	–	(14,663)	62,178
FROM JANUARY 1, 1999 TO DECEMBER 31, 2006
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	(1,636)	(3,896)	–	–	(3,896)
OWN SHARES RESOLD	–	–	720	1,675	(426)	–	1,249
LOSS ON SALE OF OWN SHARES	–	–	–	–	–	(61)	(61)
NET LOSS	–	–	–	–	–	(10,642)	(10,642)
BALANCE, DECEMBER 31, 1999	30,596	79,374	(2,312)	(5,180)	–	(25,366)	48,828
ISSUANCE OF COMMON SHARES FOR CASH	68	147	–	–	–	–	147
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	(1,432)	(3,275)	–	–	(3,275)
NET LOSS	–	–	–	–	–	(2,338)	(2,338)
BALANCE, DECEMBER 31, 2000	30,664	79,521	(3,744)	(8,455)	–	(27,704)	43,362
ISSUANCE OF COMMON SHARES FOR CASH	2,254	3,000	–	–	–	–	3,000
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	(1,030)	(1,633)	–	–	(1,633)
LOSS ON SALE OF OWN SHARES	–	–	3,800	8,541	–	–	8,541
NET LOSS	–	–	–	–	–	(15,650)	(15,650)
BALANCE, DECEMBER 31, 2001	32,918	82,521	(974)	(1,547)	–	(43,354)	37,620
ISSUANCE OF COMMON SHARES FOR CASH	178	364	–	–	–	–	364
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	(342)	(459)	–	–	(459)
STOCK-BASED COMPENSATION	–	–	–	–	485	–	485
NET LOSS	–	–	–	–	–	(13,872)	(13,872)
BALANCE, DECEMBER 31, 2002	33,096	82,885	(1,316)	(2,006)	485	(57,226)	24,138
ISSUANCE OF COMMON SHARES FOR CASH	7,342	28,046	–	–	–	–	28,046
SHARES CANCELLED	(1,316)	(3,296)	1,316	2,006	1,290	–	–
STOCK-BASED COMPENSATION	–	–	–	–	728	–	728
NET LOSS	–	–	–	–	–	(8,049)	(8,049)
BALANCE, DECEMBER 31, 2003	39,122	107,635	–	–	2,503	(65,275)	44,863
ISSUANCE OF COMMON SHARES FOR CASH	3,664	41,841	–	–	–	–	41,841
STOCK-BASED COMPENSATION	–	–	–	–	12,377	–	12,377
NET LOSS	–	–	–	–	–	(18,525)	(18,525)
BALANCE, DECEMBER 31, 2004	42,786	149,476	–	–	14,880	(83,800)	80,556
ISSUANCE OF COMMON SHARES FOR CASH
(EXCLUDING EXERCISE OF STOCK OPTIONS)	2,908	29,349	–	–	–	–	29,349
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	(80)	(778)	–	–	(778)
STOCK-BASED COMPENSATION	–	–	–	–	5,435	–	5,435
EXERCISE OF STOCK OPTIONS	320	–	–	–	(200)	–	676
NET LOSS	–	–	–	–	–	(9,540)	(9,540)
BALANCE, DECEMBER 31, 2005	46,014	$179,701	(80)	$(778)	$20,115	$(93,340)	$105,698
ISSUANCE OF COMMON SHARES FOR CASH
(EXCLUDING EXERCISE OF STOCK OPTIONS)	58	556	–	–	–	–	556
OWN SHARES PURCHASED FOR CASH PURSUANT TO SHARE PURCHASE PROGRAM	–	–	(366)	(3,342)	–	–	(3,342)
STOCK-BASED COMPENSATION	–	–	–	–	4,855	–	4,855
EXERCISE OF STOCK OPTIONS	228	899	–	–	(309)	–	590
STOCK OPTIONS GRANTED BY SUBSIDIARY	–	–	–	–	219	–	219
CANCELLED SHARES	(405)	(1,585)	405	3,788	(1,290)	(913)	–
NET LOSS	–	–	–	–	–	(1,450)	(1,450)
BALANCE, DECEMBER 31, 2006	45,895	$179,571	(41)	$(332)	$23,590	$(95,703)	$107,126

48 Southwestern Resources Corp.

Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use in this Annual Report on Form 40-F of our report dated March 12, 2007 (which audit report expresses an unqualified opinion and includes an explanatory paragraph relating to our consideration of internal control over financial reporting and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles) relating to the consolidated financial statements of Southwestern Resources Corp.

/s/ Deloitte & Touche LLP Independent Registered Chartered Accountants Vancouver, Canada March 26, 2007 .

Exhibit 99.6

CONSENT OF ENGINEER (L.D.S. Winter, P. Geo)

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2006 (the “Annual Report”) of Southwestern Resources Corp. (the “Company”), filed with the U.S. Securities and Exchange Commission.

I hereby consent to the references to my name under the heading “Description of Business -- Mineral Projects – “The Boka Gold Project” and the “The Liam Gold-Silver Project” in the Company’s Annual Information Form and to all other references to my name included or incorporated by reference in the Annual Report, and I further consent to the reliance in the Annual Report on the independent technical report dated September 20, 2005 prepared by myself, entitled “Technical Report, Southwestern Resources Corp., Boka Gold Project, Yunnan Province, China” as well as the technical report dated March 26, 2007 prepared by myself, entitled “Technical Report, Southwestern Resources Corp., Liam Gold-Silver Project, Department of Cusco, Peru” which the Company used, or directly quoted from, in preparing summaries concerning the Boka Gold Project and Liam Gold-Silver Projects, which appear in such Annual Report.

Very truly yours,
/s/	L.D.S. Winter
Name:	L.D.S. Winter, P. Geo

Dated this 26th day of March, 2007 .

Exhibit 99.7

CONSENT OF ENGINEER (Louis Bucci, Ph.D. MAIG)

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2006 (the “Annual Report”) of Southwestern Resources Corp. (the “Company”), filed with the U.S. Securities and Exchange Commission.

I hereby consent to the references to my name under the heading “Description of Business -- Mineral Projects – “The Boka Gold Project” in the Company’s Annual Information Form and to all other references to my name included or incorporated by reference in the Annual Report, and I further consent to the reliance in the Annual Report on the independent technical report dated January 2007, prepared by Danny Kentwell and me, entitled “Boka 1 Geology and Resource Estimation, Yunnan Province, China” which the Company used, or directly quoted from, in preparing summaries concerning the Boka Gold Project, which appear in such Annual Report.

Very truly yours,

/s/ Louis Bucci Name: Louis Bucci, Ph.D. MAIG Dated this 26th day of March, 2007 .

Exhibit 99.8

CONSENT OF ENGINEER (Danny Kentwell, M.Sc., M.AusIMM)

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2006 (the “Annual Report”) of Southwestern Resources Corp. (the “Company”), filed with the U.S. Securities and Exchange Commission.

I hereby consent to the references to my name under the heading “Description of Business -- Mineral Projects – “The Boka Gold Project” in the Company’s Annual Information Form and to all other references to my name included or incorporated by reference in the Annual Report, and I further consent to the reliance in the Annual Report on the independent technical report dated January 2007, prepared by Louis Bucci and me, entitled “Boka 1 Geology and Resource Estimation, Yunnan Province, China” which the Company used, or directly quoted from, in preparing summaries concerning the Boka Gold Project, which appear in such Annual Report.

Very truly yours,

/s/ Danny Kentwell Name: Danny Kentwell, M.Sc., M.AusIMM Dated this 26th day of March, 2007

SWG Form 40-F 2006

Exhibit 99.9

CONSENT OF SRK CONSULTING

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2006 (the “Annual Report”) of Southwestern Resources Corp. (the “Company”), filed with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our name under the heading “Description of Business -- Mineral Projects – “The Boka Gold Project” in the Company’s Annual Information Form and to all other references to our name included or incorporated by reference in the Annual Report, and we further consent to the reliance in the Annual Report on the independent technical report dated January 2007, prepared by us and Louis Bucci, Ph.D. MAIG and Danny Kentwell, M.Sc., M.AusIMM, entitled “Boka 1 Geology and Resource Estimation, Yunnan Province, China” which the Company used, or directly quoted from, in preparing summaries concerning the Boka Gold Project, which appear in such Annual Report.

Very truly yours, SRK Consulting

By: /s/ SRK Consulting Name: SRK Consulting

Dated this 26 day of March, 2007

SWG Form 40-F 2006

Exhibit 100.

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

4. The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

Date: March 26, 2007

/s/ John G. Paterson

John G. Paterson, President and Chief Executive Officer

SWG Form 40-F 2006

Exhibit 100.1

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

4. The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

Date: March 26, 2007

/s/ Parkash K. Athwal

Parkash K. Athwal, Vice President, Finance and Chief Financial Officer

SWG Form 40-F 2006

Exhibit 100.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of Southwestern Resources Corp. for the year ended December 31, 2006, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: March 26, 2007

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

SWG Form 40-F 2006

Exhibit 100.3

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of Southwestern Resources Corp. for the year ended December 31, 2006, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date: March 26, 2007

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

SWG Form 40-F 2006