Form 20-F
period 2007-12-31
SOUTHWESTERN RESOURCES CORP
filed 2008-03-28
CIK 1095075

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F (Annual Report)

(Mark One)

Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 or

 X

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended   December 31, 2007   or

Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from

 to

Commission file number

or

______    Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Southwestern Resources Corp.

(Exact name of registrant as specified in its charter)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1650 – 701 West Georgia Street, Vancouver, British Columbia V7Y 1C6

(Address of principal executive offices)

______________    Giovanni Susin, Tel: 604.669.2525, E-mail: gsusin@swgold.com___________________

____________Suite 1650 – 701 West Georgia Street, Vancouver, British Columbia V7Y 1C6_______________

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

Common Shares without Par Value

______ Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007.

44,922,936

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:  Yes ____         No ____

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.  Yes ____   No ____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X

No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and Large accelerated filer” in Rule 12b-2 of the Exchange Act:  Large Accelerated Filer ____ Accelerated Filer __X__ Non-accelerated filer ____

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

_______ U.S. GAAP

_______ International Financial reporting Standards as issued by The International Accounting Standards Board

___X___ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    X

   Item 18

Indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):  Yes ____  No __X__

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes

No

  Not Applicable     X

The information set forth in this Form 20-F annual report is as at December 31, 2007 unless an earlier or later date is indicated.

All amounts in annual report are based on accounting principles generally accepted in Canada, unless stated otherwise.

TABLE OF CONTENTS

PART I

PAGE

ITEM 1

Identity of Directors, Senior Management and Advisors

3

ITEM 2

Offer Statistics and Expected Timetable

3

ITEM 3

Key Information

3

ITEM 4

Information on the Company

9

ITEM 4A

Unresolved Staff Comments

9

ITEM 5

Operating and Financial Review and Prospects

23

ITEM 6

Directors, Senior Management and Employees

29

ITEM 7

Major Shareholders and Related Party Transactions

40

ITEM 8

Financial Information

42

ITEM 9

The Offer and Listing

43

ITEM 10

Additional Information

44

ITEM 11

Quantitative and Qualitative Disclosure about Market Risk

57

ITEM 12

Description of Securities Other than Equity Securities

57

PART II

PAGE

ITEM 13

Defaults, Dividend Arrearages and Delinquencies

57

ITEM 14

Material Modifications to the Rights of Security Holders and

Use of Proceeds

57

ITEM 15

Controls and Procedures

58

ITEM 16A

Audit Committee Financial Expert

__

ITEM 16B

Code of Ethics

__

ITEM 16C

Principal Accountant Fees and Services

__

ITEM 16D

Exemptions from the Listing Standards for Audit Committees

__

ITEM 16E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

__

PART III

PAGE

ITEM 17

Financial Statements

58

ITEM 18

Financial Statements

58

ITEM 19

Exhibits

58

Glossary of Mining Terms

Arsenopyrite – a metallic mineral composed of iron, arsenic and sulphur.

Assay – the chemical test of rock samples to determine the mineral content.

Clastic – pertaining to or being a rock or sediment composed principally of broken fragments that are derived from pre-existing rocks or minerals and that have been transported individually some distance from their places of origin.

Fault – a break across which rock units are displaced.

Feasibility Study – a study, which provides sufficient information to establish the commercial viability of a project.

Formation – a distinctive body of rock that is given a name to distinguish it from other rocks on a geological map.

Host-Rock – the rock enclosing a particular feature such as mineralization or veins.

Mineralization – rock that contains an undetermined amount of minerals or metals.

Ore – rock, generally containing metallic or non-metallic minerals that can be mined and processed at a profit.

Sulphide – means a compound of metal and sulphur. Metals such as copper, nickel, lead and zinc occur most commonly as suphides.

Tonne – metric unit of weight equivalent to 1.102 tons.

Volcaniclastic – a clastic rock containing volcanic material in whatever proportion, and without regard to its origin or environment.

____________

(1) Please refer to “Use of Mineral Reserve and Resource Technology” on the following page.

Forward Looking Statements and Cautionary Notices

This Annual Report of Form 20-F contains forward-looking statements including, but are not limited to, statements with respect to the timing and possible outcome of pending litigation, the future price of gold, silver and other metals, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about Southwestern's business and the industry and markets in which it operates.  Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which are difficult to predict and which may cause the actual results, performance or achievements of Southwestern to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, Southwestern’s access to additional capital to fund future activities; the loss of mineral properties or the inability to obtain mining licences; the inherently risky nature of Southwestern's activities and its lack of experience in bringing an exploration property into production; its ability to repatriate any earnings; foreign exchange fluctuations; the political stability and economic uncertainty of those areas in which Southwestern carries on operations and the lack of infrastructure in those areas; title risks; the risks and uncertainties associated with joint ventures and Southwestern's reliance on third parties; statutory and regulatory compliance; the adequacy and availability of insurance coverage; Southwestern’s dependence upon employees and consultants and fluctuations in mineral prices; risks related to the adverse occurrences concerning the Company’s Boka Gold Project, including risks related to the class action lawsuits, the ongoing negative publicity for the Company and the potential for further impairment of the Boka Gold Project; risks related to the Company’s history of net losses and uncertainty of obtaining additional financing; risks related to international operations; actual results of current exploration activities; results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in this Form 20-F.  Although Southwestern has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended, as well as other risk factors described in this Form 20-F under “Item 3.  Key Information -- D.  Risk Factors”.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Southwestern expressly disclaims any intent or obligation to update these forward-looking statements, unless it specifically states otherwise.

Use of Mineral Reserve and Resource Terminology

All resource estimates included in this Form 20-F have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System.  These standards differ significantly from the requirements of the SEC.  In particular, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured”, “indicated”, or “inferred” mineral resources in documents filed with the SEC, unless such information is required to be disclosed by the laws of the Company’s principal jurisdiction.

Accordingly, information concerning descriptions of mineralization and resources contained in this Form 20-F may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources:  This Form 20-F uses the terms “measured and indicated resources”.  The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources:  This Form 20-F uses the term “inferred resources”.  The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally minable.

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The selected financial data in Table 1 have been derived from the financial statements of the Company which have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  All amounts are in Canadian dollars.

Table 1.  Selected Financial Data -- Canadian GAAP

(Expressed in thousands, except per share amounts)

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005 (as restated)	Year Ended December 31, 2004 (as restated)	Year Ended December 31, 2003 (as restated)
Interest and Other Revenue	1,721	2,333	1,346	1,127	445
Net Loss	(48,988)	(1,450)	(9,540)	(18,525)	(8,049)
Net Loss Per Common Share	(1.09)	(0.03)	(0.22)	(0.44)	(0.23)
Total Assets	58,507	119,926	108,174	82,179	45,264
Long Term Debt	-	-	-	-	-
Share Capital	175,769	179,239	178,923	149,476	107,635
Shareholders’ Equity	56,930	107,126	105,698	80,556	44,863
Common Shares Outstanding	44,923	45,854	45,934	42,786	39,122

The Company has not declared or paid any dividends during the periods indicated.

The selected financial data in Table 1 above have been derived from the financial statements of the Company which have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  Refer to Note 17 of the Company’s financial statements for information about the significant differences between Canadian and U.S. GAAP as applicable to the Company’s financial statements.

Had the Company followed U.S. GAAP, the items disclosed in Table 1 above would have been reported as follows (all amounts are in Canadian dollars):

Table 2.  Selected Financial Data -- U.S. GAAP

                        (Expressed in thousands, except per share amounts)

	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
Interest and Other Revenue	1,721	2,333	1,346	1,127	445
Net Loss	(25,506)	(23,930)	(17,180)	(19,227)	(10,035)
Net Loss Per Common Share	(0.56)	(0.52)	(0.39)	(0.46)	(0.28)
Total Assets	30,547	67,618	76,084	55,102	33,692
Long Term Debt	-	-	-	-	-
Share Capital	175,769	179,239	178,923	149,476	107,635
Shareholders’ Equity	28,970	56,750	73,608	53,479	33,291
Common Shares Outstanding	44,923	45,854	45,934	42,786	39,122

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

1.

On February 29, 2008, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $1.02 U.S. = $1.00 Canadian.

All exchange rate calculations in #2 and #3 below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

2.

The following table sets forth the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, for each month during the six months preceding the filing due date for this Form 20-F Annual Report.

Month	2/08	1/08	12/07	11/07	10/07	9/07
High Rate	1.0190	1.0324	1.0217	1.0008	1.0004	1.0564
Low Rate	0.9719	0.9905	0.9785	0.9170	0.9499	0.9931

3.

The following table sets forth the average exchange rates for the Canadian dollar, expressed in U.S. dollars, for each of the past 5 fiscal years, calculated by using the average of the exchange rates in effect on the last day of each month during the period indicated.

	Year Ended December 31,
	2007	2006	2005	2004	2003
Average Rate During Period	.9375	.8843	.8275	.7705	.7187

B.

Capitalization and Indebtedness

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

D.

Risk Factors

Class Actions and Lawsuits

The Company is named as a defendant in several class action lawsuits filed by certain shareholders of the Company.  The Company cannot assure that it will succeed in defending any claims, that judgments will not be entered against it with respect to any litigation or that reserves the Company may set aside will be adequate to cover any such judgments.  If any of these actions or proceedings against the Company is successful, it may be subject to significant damages awards.  Any such award for damages could materially and adversely affect the Company's financial condition, liquidity and results of operations for the quarter or year in which the Company records it, as well as the Company's ability to favorably resolve its other lawsuits.  In addition, the Company is the plaintiff in a lawsuit against its former President and CEO in which it seeks the recovery of substantial payments.  See "Legal Proceedings and Regulatory Actions" for more information.

The Company is incurring significant legal fees in prosecuting and defending its lawsuits, and it may not ultimately prevail in such lawsuits or be able to collect on such judgments if it does.  The Company may not have sufficient cash resources to commence and/or prosecute some or all of the legal claims that the Company may have against third parties. Additionally, the defense of these claims could divert the attention of the Company's management and other personnel for significant periods of time.

Should the ultimate resolution of the action differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result. Management's assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuits, and it is possible that the Company will be required to pay substantial judgments.  Expenses incurred in connection with these matters (which include substantial fees of lawyers and other professional advisors and potential obligations to indemnify officers and directors who may be or become parties to such actions) could adversely affect the Company's cash position.

Civil Liability in the Secondary Market

On December 31, 2005, Bill 198 came into force in Ontario, creating liability for misrepresentations by public companies in written disclosure and oral statements. These amendments also created liability for fraud and market manipulation. Since then, other provinces and territories have adopted or are expected to adopt similar legislation.  The legislation creates a right of action for damages against the Company, its directors and certain of its officers in the event that the Company or a person with actual, implied or apparent authority to act or speak on behalf of the Company releases a document or makes a public oral statement that contains a misrepresentation or the Company fails to make timely disclosure of a material change.

The Company has a disclosure and stock trading policy that governs communications with shareholders and others and reflects the Company's commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws.  The Company has a disclosure committee to review and determine disclosure of material information and to mitigate risks associated with the disclosure of inaccurate or incomplete information.  There can be no assurance that the Company's processes will be followed by all committee members at all times.

The Company also evaluates on an annual basis the effectiveness of internal controls over financial reporting and disclosure controls and procedures.  Any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Compliance with Laws and Legal Standards

The Company relies on its employees, officers, board of directors and partners to demonstrate reasonable legal and ethical standards.  Situations might occur where individuals do not adhere to the Company's policies, thereby exposing the Company to the possibility of damages, sanctions and fines, or negatively affecting financial or operating results.

The Company operates in foreign jurisdictions and is required to comply with local laws and regulations, which may differ substantially from Canadian laws and add to the legal exposure the Company faces.

Although management cannot predict outcomes with certainty, management believes it has reasonable policies, processes and awareness in place for proper compliance and that these programs are having a positive effect on reducing risks. The Company has instituted a code of business conduct and ethics for its employees, consultants, officers and directors.  In addition, legal counsel qualified in the relevant foreign jurisdictions are engaged by the Company to provide legal advice as appropriate.

Negative Publicity

As a result of the Company withdrawing on July 19, 2007 all its previously announced results for the Boka Project, the Company has been the subject of continuing negative publicity.  This negative publicity may have an effect on the terms under which some joint venture partners will be willing to do business with the Company and could affect the Company's financial performance or financial condition.  The Company also believes that many of its employees are operating under stressful conditions, which reduce morale and could lead to increased employee turnover.  Continuing negative publicity could have a material adverse effect on the Company's business, the market price of its publicly trading shares, and its ability to raise capital.

Continued Assessment of the Boka Project

The Company is an exploration stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties.  The continued assessment of the Boka Project could result in a further write-down, termination of exploration and development work or loss of the Company's interest in the Boka Project.  If any of the foregoing were to occur, this would have a material adverse effect on the Company's business, financial condition and results of operations. The future prospects of the Boka Project are contingent and uncertain.

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

Title Risks

The acquisition of title to resource properties or interests therein is a very detailed and time-consuming process.  Title to and the area of resource concessions may be disputed.  The Company has conducted an internal investigation of title to its significant resource properties.  Based on a review of records maintained by the relevant government agencies in each country in which the Company has properties, and, based upon legal opinions prepared for the Company in the case of the Boka Gold Project and the Liam Gold-Silver Project, the Company’s resource properties or interests therein are registered or are in the process of being registered in the name of the Company, its appropriate joint venture partner, the property vendor, and in the case of the Boka Gold Project in the name of Yunnan Gold Mountain Mining Co. Ltd. (the “Cooperative Company”), or a combination thereof.  There is no guarantee of title to any of the Company’s properties.  The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change.  The Company has not surveyed the boundaries of any of its mineral properties and consequently the boundaries of the properties may be disputed.

Specific Risks Associated with Title to and Future Development of the Boka Gold Project

While the Cooperative Company is authorized to explore for gold on the Boka Gold Project, it is required to obtain further approvals from regulatory authorities in China in order to explore for minerals other than gold or to conduct mining operations.  The laws of China governing the establishment of joint venture companies are ambiguous, inconsistently applied and subject to reinterpretation or change.  While the Company believes that the Cooperative Company has been properly established and the Company has taken the steps necessary to obtain its interest in the Boka Gold Project, there can be no guarantee that such steps will be sufficient to preserve the Company’s interests in the project.

Risks Associated with Joint Venture Agreements

The Company operates in China through a joint venture with a government controlled entity.  Although this connection benefits the Company in some respects, there is a substantial inequality with respect to the influence of the respective joint venture partners with the various levels of government. The government holds a substantial degree of subjective control over the application and enforcement of laws and the conduct of business.  This inequality would become particularly detrimental if a business dispute arose between joint venture partners.  The Company sought to mitigate this risk by including an international arbitration clause in the Boka Gold Project joint venture agreement and will endeavour to maintain positive relations with both its joint venture partner and local governments, but there can be no guarantee that these measures will be sufficient to protect the Company’s interests in the Boka Gold Project.

In addition to the risks inherent in doing business with government controlled entities, the Company’s interests in its various properties in Peru and China are also subject to the risks normally associated with the conduct of joint and cooperative ventures.  The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of its interests held through joint or cooperative ventures, which could have a material adverse impact on the Company’s business prospects, results of operations and financial condition: (i) disagreements with partners on how to conduct exploration; (ii) inability of partners to meet their obligations to the joint or cooperative venture or third parties; and (iii) disputes or litigation between partners regarding budgets, development activities, reporting requirements and other joint or cooperative venture matters.

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

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, including the Company, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. Nor can there be any assurance that the ongoing litigation regarding the Boka Project will not lead to further fluctuation in the share price.

Dividends Unlikely

The Company has not paid any dividends since the date of its incorporation, and it is not anticipated that dividends will be declared in the short or medium term.

Adverse Tax Consequences to U.S. Shareholders Resulting From Company’s PFIC Status

The Company will be considered a passive foreign investment company (“PFIC”) for U.S. holders of the Company’s Common Shares because the only source of income is interest, a passive source of income.

A U.S. shareholder holding stock in a foreign corporation during any year in which such a corporation qualifies as a PFIC is subject to U.S. federal income tax under one of two alternative tax regimes at the election of each such U.S. shareholder.  A U.S. shareholder who elects in a timely manner to treat the Company as a Qualified Electing fund (“QEF”) will be subject to current federal income tax for any taxable year in which the shareholder holds stock in the Company and in which the Company qualified as a PFIC on (i) their pro-rata share of the Company’s net capital gains and (ii) ordinary earnings regardless of whether such amounts are actually distributed.  The amounts described above are included in the U.S. shareholder’s tax year during which the Company’s taxable year ends.

Where the U.S. shareholder does not make a timely QEF election, then special taxation rules apply to (i) gains realized on the disposition or deemed disposition of their common shares and (ii) to excess distributions as defined.  Generally, non-electing shareholders would be required to pro-rate all gains realized on dispositions of their shares and excess distributions over the entire holding period of the common shares (regardless of whether the pro-rata amounts reflect actual earnings for the period).  All gains and distributions allocated to prior years would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The non-electing U.S. shareholder would also be liable for interest on the foregoing tax liability for each such prior period calculated as if such liability had been due for each such prior year.

See “Item 10.  Additional Information  – E.  Taxation” for more detailed discussion of United States Federal Income tax consequences for U.S. holders as defined.

Conflicts of Interest

Certain of our directors and officers serve as directors or officers of other natural resource companies or have significant shareholdings in natural resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. Under the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, our directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

Enforceability of Civil Liabilities

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that the Company is incorporated under the laws of a foreign country, that most of its officers and directors are residents of a foreign country and that all or a substantial portion of the assets of the Company and such persons are located outside the United States. As a result, it may be difficult for holders of the common shares to effect service of process on such persons within the United States or to realize in the United States upon judgments rendered against them.

ITEM 4

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Organization; Registered Office

The head office and principal address of the Company is located at Suite 1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6.  The registered office of the Company is located at Suite 1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6.

General

Southwestern is an exploration stage mineral exploration company engaged in the identification, evaluation, acquisition and exploration of mineral properties with the potential to host gold, silver and base metals.  The Company’s principal mineral property interests are in Peru and China.  The Company’s common shares were listed on the TSX on May 31, 1994 and trade under the symbol SWG.

The Company’s principal property in Peru is the Liam Gold-Silver Project situated in the Department of Cuzco in the southern portion of the Peru Tertiary Volcanic Belt and located 170 kilometres northwest of Arequipa.  This project is a 50/50 Joint Venture with Newmont Peru Limited and is comprised of 282,292 hectares of exploration concessions

The Company’s principal property in China is the Boka Gold Project (the "Boka Gold Project") in Yunnan Province, in which it has earned interests under an agreement entered into in November 2002.  The Boka Gold Project covers an area of approximately 157 square kilometres of exploration concessions and mining leases located about 150 kilometres north of the capital city of Kunming in north central Yunnan Province and adjoins, along the southwest edge, the Dongchuan Copper Camp that has been mined continuously since the 1950’s.

The Company’s Antay Project (porphyry copper-molybdenum) covers 31,000 hectares in southern Peru and is 100% owned by Southwestern.  Southwestern has entered into joint venture agreements with third parties and holds directly other properties in the Tintaya-Bambas copper-gold skarn/porphyry belt of southern Peru.

The Company owns approximately 48.2% of the outstanding shares of Zincore, which holds the oxide zinc-silver-lead Accha-Yanque Project, comprised of the Accha and Yanque properties and a number of other properties, covering 16,500 hectares within a 30 kilometre long belt, in southern Peru.

All of the Company's properties are at the exploration stage, without any commercially viable mineral deposits or reserves.

During the past three years the Company has conducted its exploration activities principally in China and Peru.

Recent Intercorporate Developments

The Company formerly held a 15.1% interest in Aurora Platinum Corp. (“Aurora”), previously a TSX Venture Exchange (“TSXV”) listed company exploring for nickel-copper-platinum-palladium as well as other metals in Canada (Ontario and Québec).  On July 1, 2005, all of the shares of Aurora were acquired by FNX Mining Company Inc. ("FNX"), a TSX listed company, in exchange for shares of FNX.  As a result of this transaction, Southwestern received 644,133 shares of FNX.  During 2005 and 2006, all of the FNX shares held by Southwestern were sold for total proceeds of $8,749,417.

During fiscal 2006, Southwestern completed a restructuring transaction pursuant to which it transferred certain of its zinc assets to its newly formed, wholly-owned subsidiary, Zincore Metals Inc. (“Zincore”).  With a new board of directors and independent management, Zincore subsequently completed an initial public offering of its common shares and commenced trading on the TSX in November 2006 under the symbol ZNC.  Southwestern retained a 50.4% shareholding interest (38.6 million common shares) in Zincore and continued the consolidation basis of accounting for presentation of its interest in Zincore in the balance sheet for the year ended December 31, 2006.

In April 2007 the Company sold 500,000 common shares of Zincore for gross proceeds of $350,000 and recorded a gain of $212,000. This sale resulted in the Company’s shareholding interest in Zincore being reduced from 50.4% to 49.7%.   As a consequence of the reduction of the Company’s interest and resulting loss of control, the assets and liabilities of Zincore ceased to be consolidated in the Company’s balance sheet effective April 1, 2007.

In 2007, the Company sold all of its common shares of Lake Shore Gold Corp. (“Lake Shore”) and recorded a gain of $3,346,000. As well, during the same period the Company purchased 1,361,000 common shares of Superior Diamonds Inc. (“Superior”) at a cost of $517,000.  Due to the Company and Superior no longer having a director and president in common as at July 1, 2007, the Company ceased to account for its investment in Superior using the equity method as it has determined that it no longer has significant influence. The Company now classifies its investment in Superior as available-for-sale and records the changes in market price in comprehensive loss.

Recent Developments in 2007

On July 4, 2007, Timo Jauristo was appointed interim President and Chief Executive Officer ("CEO") following John Paterson's resignation as President, CEO, and Director of the Company on June 19, 2007.

On July 19, 2007, the Company disclosed that its special committee of independent directors formed to review all aspects of the Boka Project, had determined that there were deficiencies in the Company's control procedures at the Boka Project which resulted in errors in previously reported assay results.  Furthermore, the review indicated that the integrity of certain stored drill core samples had been compromised.  As a consequence, the Company withdrew all of its previously announced results for the Boka Project and initiated a detailed review.  As a result of this review, a new NI-43-101 Technical Report for the Boka Project was filed on SEDAR (www.sedar.com) on November 9, 2007 and included a completed Inferred Mineral Resource estimate based on composited drill hole assay data from the reconstructed and validated assay database for the project. That Technical Report indicated that there is upside potential to the Boka Project and that the exploration concessions and mining licenses that make up the Boka Project are in good standing.

As at December 31, 2007 the Boka Project was recorded at a carrying value of $10.0 million.  The Company considered the carrying value of the Boka Project as at December 31, 2007 in accordance with Canadian generally accepted accounting principles and determined that an impairment had occurred, resulting in a write-down of $33.8 million to a value which management considered to be a reasonable estimate of the fair value of the project.  This estimate was based on further in depth analysis of that Technical Report received in November 2007 and discussions with various independent third parties. The Company can provide no assurance that the continued assessment of and further work on the Boka Project will not result in another impairment charge in the future. The future prospects of the Boka Project are contingent and uncertain. The Company is reviewing all of its options to maximize and enhance shareholder value in respect of the Boka Project. These options include further exploration and development work, joint ventures, option/royalty arrangements, divestitures and other value enhancing initiatives.

The Company and John Paterson have been named in a class-action lawsuit in each of British Columbia, Ontario and Quebec where the plaintiffs allege that the Company and Paterson negligently or recklessly misrepresented the quantity of gold in its drill samples taken from the Boka Project.  The Company is vigorously defending itself against such claims.

In August 2007, the Company announced that it had commenced legal action in the Supreme Court of British Columbia against John Paterson, and certain affiliated companies, for, among other things, fraud, breach of fiduciary, statutory and contractual duties and insider trading. The Company is seeking to recover damages and losses caused to the Company.  (See “Item 8 – Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings”).

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

During 2007, the Company expended $13.7 (on a consolidated basis) on mineral properties in Peru and China, including $8.2 million on the Boka Project and $2.4 on the Liam Joint Venture. During 2006, the Company expended $16.1 million on mineral property and related deferred costs in China and Peru. The majority of these expenditures were incurred on the pre-feasibility and drilling program at the Boka Project in China.   During 2005, the Company expended $14.9 million on mineral property and related deferred costs in China and Peru.

Disclosure of Outstanding Share Data

As at March 17, 2008 there were 44,923,000 common shares issued and outstanding and 3,617,000 stock options outstanding none of which are exercisable. There have been no changes since December 31, 2007.

Current and Planned Capital Expenditures/Divestitures

The Company will continue to focus on maximizing shareholder value regarding all of its mineral properties and investments. Its focus will be on its projects in Peru where expenditures are planned to be approximately $4.5 million during 2008. The Company will look for joint venture partners on most of its properties to preserve capital and minimize shareholder risk. On the Boka Gold Project the Company is currently exploring its options including but not limited to further exploration and development work, joint ventures, option/royalty arrangements, divestitures and other value enhancing initiatives.

The Company and John Paterson have been named in three class-action lawsuits in British Columbia, Ontario and Quebec where the plaintiffs allege that the Company and Paterson negligently or recklessly misrepresented the quantity of gold in drill samples taken from the Boka Project.  The Company is vigorously defending itself against such claims.  The consolidated financial statements as at December 31, 2007 do not include any provisions for liability that may be necessary should the Company be unsuccessful in defending such claims as the amount of the potential liability is not determinable as of the date of these financial statements.  (See “Item 8 – Financial Information – Consolidated Statements and Other Financial Information – Legal Proceedings”).

Public Takeover Offers

During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.

B.

Business Overview

Summary

The Company is a mineral exploration company engaged in the location, evaluation, acquisition and exploration of mineral properties with the potential to host gold, silver and base metals.  The Company holds interests in material mineral properties in Peru and China.  The Company's exploration activities are focused on gold, silver and base metals at its Peruvian properties and on gold at its Chinese property. The Company's Peruvian properties are held through the Company's 100% owned subsidiary Minera del Suroeste S.A.C., while the Company’s China property is held through the Company’s 100% owned subsidiary Canadian Southwest Gold Inc.  See "-- C.  Organizational Structure."  All of the Company's properties are in the exploration stage without any assurances that commercially viable mineral deposits, a reserve, exist in any of the Company's properties until further work is done and a final evaluation concludes economic and legal feasibility.

The long-term objectives of management of the Company are to seek lower risk, higher potential properties that can be advanced to the proven reserve category with minimum expenditures.  The Company's policy is to lower its exposure at various stages of exploration by joint venturing properties to a third party while attempting to maximize shareholder value.  Management has set a long term goal for the Company to be a significant producer of precious and base metals.  The Company believes this goal can be best achieved by financing future development of various properties by selling portions thereof to major mining operators and then structuring joint ventures in such a way that the Company retains a significant interest without being required to contribute funds until the property is in production. The Company intends to finance its activities with the proceeds from private offerings, public offerings, income from operations, and through joint ventures.

Applicable Government Regulation

The Company currently has exploration offices and/or carries out exploration in Peru and China.  In each of these countries operations are subject to government regulations and other factors related to mining ventures.  In particular, mining activities may be affected by legislation, regulations, policies and controls relating to prospecting, exploration, development, production, protection of the environment, mining taxes, labor standards or conditions under which minerals may be extracted or marketed.  The effect of these factors cannot be accurately determined.

PERU

Introduction

Peru is located in Western South America and is bordered by the Pacific Ocean on the west, Ecuador and Colombia on the north, Brazil and Bolivia on the east and Chile on the south. Land area totals 496,200 square miles, an area slightly smaller than the State of Alaska. Peru has a population of approximately 28 million, Lima being its capital and principal city with a population of around seven million.

Peru’s unit of currency is the Nuevo (New) Sol. Mining is one of the largest industries in Peru, with copper, gold and silver being particularly important.

Peru is a Republican Constitutional Democracy with three branches of government: Legislative, Executive and Judicial. The Legislature is a unicameral parliament. Elections for Presidency and Congress are held every five years with the next election scheduled for 2011. Members of the Supreme Court are appointed by the National Council of the Magistracy. Peru has 25 Regions and one Province. The Regions are administered by a Regional President who is elected by the population.

During the 1990’s, former President Alberto Fujimori applied strict measures aimed at eliminating hyperinflation, restoring fiscal order, eliminating terrorism, privatizing the economy and reestablishing Peru’s international credit standing. During the Fujimori Presidency, inflation was reduced to single digits, the active elements of the terrorist groups were imprisoned and privatization of the economy was undertaken.  A program of legal reforms and incentives instituted by the Fujimori Government has removed many of the obstacles to foreign investment in Peru. Laws to promote and protect foreign capital were enacted by Congress. In July 2006, after expiration of the five-year term presidency of Mr. Alejandro Toledo, a U.S. trained economist whose polices have remained very similar to Mr. Fujimori’s, Mr. Alan García, the leader of the American Popular Revolutionary Alliance party, won a five-year term as President of Peru after a closely contested election.  Mr. Garcia was previously president of the country from 1985 to 1990 during a period of economic disarray and increasing violence from terrorism.

Currently Peru enjoys one of the highest economic growth rates in South America, inflation has been held at low levels and terrorism has largely disappeared. The government has undertaken several initiatives to reduce poverty including the execution of a free trade agreement with the United States and the initiation of discussions for the execution of similar agreements with other countries, to increase exports and increase spending on social programs.

Foreign investment framework

Peru signed the Constitutive Agreement of the World Bank's Multilateral Investment Guaranty Agency (MIGA), which was ratified by the Peruvian Congress on April 2, 1991. Peru has also signed the World Bank's International Covenant on the Settlement of Investment Disputes between States and Nationals of Other States (ICSID). Furthermore, Peru has signed a Covenant with the United States Overseas Private Investment Corporation (OPIC).

Under the terms of the Foreign Investment Promotion Law, foreign investors have the same rights as Peruvian Nationals and enjoy equal status with these and the State, except in one situation. The one limitation is that, for reasons of national security, foreign investors (individuals or legal entities) are restricted from acquiring properties within 50 kilometers from Peru borders, unless they have express authorization from the Council of Ministers. Foreign investors may acquire shares or property rights from nationals. Legislative Decree 708, which applies to mining companies, provides for tax, administrative and free exchange stability. Foreign companies have the right to export mineral concentrates or refined products. There are no specific taxes on exportation of these products. Capital, dividends and profits are also freely exportable.

Labor issues

Under Peruvian Law and subject to certain exceptions, up to 20% of the employees of a Peruvian company may be foreign nationals. In addition and also subject to exceptions, up to 30% of the overall amount of a company’s payroll, may be destined to the payment of wages to foreign nationals. Peruvian law provides for a minimum monthly wage of 550 Peruvian Nuevos Soles per month (US$190.97). Other employee benefits are also payable by law.

Tax Law

Income tax is payable by individuals or companies domiciled in Peru , regardless of the source of this income. Non-domiciled individuals or companies are also liable for income taxes on their Peruvian-based income. Peruvian “domiciled” individuals are subject to Income Tax with the following progressive cumulative scale: (i) a 15% rate will be applicable if the annual net income amounts to approximately US$ 32,812; (ii) a 21% rate will apply for the annual net income exceeding US$ 32,812 and up to US$ 65,625; and, (iii) a 30% rate will be levied for the annual net income exceeding US$ 65,625.

Generally speaking, payments of Peruvian source incomes by Peruvian taxpayers to non-domiciled entities are subject to an Income Tax withholding levied at a rate of 30%. In the specific case of interest, however and under certain circumstances, a reduced withholding rate of 4.99% may apply where interest payments are made to non-domiciled unrelated lenders. Reduced withholding tax rates may also apply where there is a Double Taxation Convention in force between Peru and the lender’s country of residence (e.g., the Peru / Canada and the Peru / Chile, Conventions foresee a maximum withholding tax rate of 15% on interest payments made by Peruvian borrowers to lenders that are resident in Canada or Chile, respectively).

Businesses are taxed at a rate of 30%. A separate corporate tax does not exist in Peru.

Dividends are considered income in Peru and are subject to a 4.1% tax. Capital gains from the trading of stock, as well as interest from deposit accounts and bonds are temporarily not taxable, although subject to certain conditions.

Peru has a financial transactions tax of 0.07% on all transactions in the Peruvian banking system which is withheld each time a transaction occurs (the rate will be reduced to 0.06% for the year 2009; and, to 0.05% as of the year 2010). Peru also has an assets tax of 0.5% on a company's net assets which exceed approximately US$347,000, based on the Company’s prior year's balance sheet. This tax is only payable by companies that have commenced production and the rate will be reduced to 0.4% as of January 1st, 2009.

In Peru, the General Tax on Sales ("IGV") is a value added tax paid on all sales of goods and services and importation at the rate of 19% of the value of the sale and is paid by the recipient of the goods and services at the time of each transaction. This tax may be refunded as a fiscal credit against taxes payable on sales or provisions of services. The credit is personal and non-transferable other than in the case of a company's reorganization. Acquisitions and investments incurred by a mining company prior to the sale of minerals or properties, in the exploration stage, may be accumulated as pre-operative expenses and deducted from taxes due once income is generated by operations. Mining exploration companies may qualify for the early recovery of the 19% IGV paid on goods and services if an exploration project has minimum expenditures of US$500,000 and approval has been received from the Peruvian Ministry of Energy and Mines in the form of an Exploration Investment Agreement.

Peruvian law requires that mining concession holders pay a mining royalty as consideration for the extraction of mineral resources. The mining royalty is payable monthly on a variable cumulative rate of 1% to 3% of the value of the ore concentrate or equivalent, calculated in accordance with price quotations in international markets, subject to certain deductions such as indirect taxes, insurance, freight and other specified expenses.  The mining royalty payable is determined based on the following schedule: (i) under US$60 million of annual sales of concentrates:  1%; (ii) in excess of US$60 million and up to US$120 million of annual sales:  2%; and (iii) in excess of US$120 million of annual sales:  3%.

No exchange controls exist in Peru. No government authorization is required to carry out exchange operations. There is no fee charged for possession and receipt of foreign currency. Individuals or corporations may remit foreign currency abroad, or retain it in the country. Exporters are not required to exchange foreign currency they receive for local currency.

Stability Agreements

Foreign investors and local enterprises may apply for certain tax, currency and other stability agreements with the government of Peru, provided that certain requirements and minimum investments are met. The agreements guarantee stability for a term of ten years with respect to (i) the income tax regime, (ii) the currency exchange regime, including free availability of foreign currency and free remittance of capital and profits abroad (only for foreign investors); (iii) non-discrimination (for foreign investors and local enterprises); and (iv) the labor contracting regime (only for local enterprises).

Additionally, local enterprises conducting mining activities may execute mining stability contracts for ten or fifteen year terms, as long as certain minimum production or investment commitments are assumed. In addition to the above stability features, these contracts assure the free trade of mineral production, internally and externally, and provide administrative stability respecting validity fees, penalties and other mining related fees. The income tax rate stabilized will comprise the rate in force at the date of execution of the contract, plus two additional percentage points; while the IGV, the excise tax and similar taxes, are only stabilized with respect to the possibility of passing on their economic impact to the purchasers of the company’s production.

Mining Law

Mineral deposits are considered to be owned by the government but made available to the private sector.

Under Peru’s Uniform Text of Mining Law, the right to explore for and exploit minerals is granted by the government by way of concessions. The initial claim request is called a “petitorio” (pediment) and once granted is called a “concesión” (concession).

A Peruvian mining concession is a property right, independent from the ownership of surface land on which it is located. The rights granted by a mining concession can be transferred, or sold and, in general, may be the subject of any transaction or contract. Mining concessions may be privately owned and no state participation is required. Within a concession, there is an obligation to compensate landowners for the destruction or disturbance of their land. Mining concession title gives one the right to explore and exploit minerals within the concession boundaries.

The application (i.e., the pediment) is carried out by a paper procedure that specifies the UTM co-ordinates of the claim corners. Individual claims can be as small as 100 hectares and as large as 1,000 hectares. Claim boundaries must now be oriented north-south and east-west. Before 1992, claims were described by direction and distance from various geographical points and could be oriented in any direction.

At the time of applying for a petitorio a payment of US$3.00 per hectare and a set fee of 350 Nuevos Soles per petitorio must be made. The granting process can take up to six months, depending on the volume of claim applications at the time. The process involves several stages which include acceptance of the application by the claim registration office; verification that the area is free to be claimed; notification to the various parties involved if there is any superposition of pre-existing claims; an announcement in local and national newspapers (at a cost of approximately US$ 415 per claim); a technical review; awarding of title; and finally granting of the concession.

The first application submitted has priority over subsequent applications. However, if the application relates to an area which has become open for staking due to an older concession lapsing, all parties staking on the first day are considered equal. Should two or more applicants apply for identical ground on the same day, the conflict can be resolved privately by those applicants, or failing that, the contested ground will be auctioned (“remate”) and will be awarded to the highest bidder among the applicants.

Concessions are available to foreign companies on an equal basis provided that they have formed a Peruvian mining company or established a branch in Peru.

In order to conduct exploration or mining activities, the holder of a concession should purchase the surface land required for the project or reach agreement with the owner for its temporary use. If any of this is not possible, a legal easement may be requested from the mining authorities (these easements have been rarely granted).

Mining concessions are irrevocable as long as their holders pay an annual validity fee of US$3.00 per hectare and meet the minimum production standards set forth by Peruvian law or pay the penalty accrued if such standards are not reached: (i) The annual validity fee is based on the January to December calendar year, but title holders have until June 30 of the current year to pay the fee; (ii) A minimum level of annual commercial production of US$100 per hectare in gross sales, should be reached within six years following the grant of the concession. If that were not the case, the concession holder must also make a penalty payment of US$6.00 per hectare for the 7th through 11th year following the granting of the concession, and of US$20.00 per hectare thereafter. Payment of this penalty may be exempted in a given year if the investments made on the property during the previous year, was 10 times the penalty (e.g., US$60 or US$200, as applicable).  Non-payment of any of the validity fee or penalties for two consecutive years, results in the cancellation of the concession.

Environmental Law

Each stage of exploration or mining requires some type of authorization or permit, beginning with an application for an environmental permit for initial exploration and continuing with an Environmental Impact Assessment for mining, which includes public hearings.

For permitting purposes, exploration mining activities in Peru are classified in three categories. The need for a specific authorization is dependant on whether the exploration activities cause surface disturbance and, in this latter case, the scope of the requirements that should be fulfilled will vary depending on whether the respective exploration program generates effluents or waste and that involve the disturbance of less or more than ten hectares, twenty drill sites, or the construction of tunnels of less or more than fifty meters.

CHINA

Currency

The current monetary unit in China is the Renminbi ("RMB") (also referred to as yuan)1.

Outward Remittance of Profits

China has a set of regulations relating to outward remittance of foreign investors' share of profits and final repatriation of their investments in foreign currency. Subject to payment of applicable taxes on profits, the foreign investor in a foreign invested enterprise may receive from China in foreign exchange, its shares of the distributable profits or dividends. Remittance of some other amounts (including, for instance, proceeds of sale arising from a disposal by the foreign investor of any of its investment in China and a foreign investor's distributable income derived from the assets of the foreign investment enterprise after its liquidation) out of China is subject to the approval of the State Administration of Foreign Exchange or its local branch office. There can be no assurance that additional restrictions on the repatriation of earnings in China will not be imposed in the future.

Environmental Law

In March 1994, the Chinese government adopted and promulgated China Agenda 21 - White Paper on China’s  Population, Environment and Development in the 21st Century. This document put forward China’s overall strategy, measures and program of action for sustainable development. The Environmental Protection Law of the People's Republic of China has established the basic principles for balancing environmental protection with economic and social development and defines the rights and duties of governments of all levels and of all individuals and corporations regarding environmental protection. China has enacted and promulgated many special laws governing environmental protection, including the Law on the Prevention and Control of Water Pollution, the Law on the Prevention and Control of Air Pollution and the Law on the Prevention and Control of Environmental Pollution by Solid Waste. In addition, the Chinese government has enacted more than 30 administrative decrees regarding environmental protection.

Mineral exploration must be carried out in compliance with all environmental legislation and regulations and an environmental impact assessment report must be filed when applying for a mining permit. An environmental impact assessment must be completed by a qualified Chinese entity and the environmental impact assessment report must be approved by the provincial or state environmental protection agency.

Costs incurred by the Company to comply with environmental regulations to date have been nominal compared to its exploration expenditures.

Mining Law

Natural resources in China are the property of the State. A new Mineral Resources Law of the People's Republic of China came into force on January 1, 1997. The Ministry of Land and Resources ("MOLAR") has central control over all mineral resources in China. MOLAR and the departments of land and resources ("DOLAR") at the

1 As of 29 February, 2008 the exchange rate was 7.27 RMB per Canadian Dollar.

provincial and county level are responsible for issuing exploration and mining permits, which represent the rights to explore and mine natural resources in China.

In early 1998 three regulations were promulgated, regarding (a) Registering to Explore for Mineral Resources Using the Block System; (b) Registering to Mine Mineral Resources; and (c) Transferring Exploration Rights and Mining Rights. In late 2000, a regulation was promulgated regarding the Grant and Transfer of Mineral Rights. On June 11, 2003, MOLAR issued the Measures for the Administration of Invitation to Bid, Auction and Listing of Exploration Rights and Mining Rights (for Trial Implementation), which was amended in part by MOLAR's Notice of Further Regulating the Administration of the Grant of Mineral Rights issued on January 20, 2006. Depending on the type of mineral, the granting of exploration rights and mining rights may be subject to invitation to bid, auction or listing.

Applicants, subject to certain registration and business license requirements, may apply to obtain exploration permits. Under the Circular on Relevant Issues in Standardizing the Scope of Authorization to Grant Exploration Permits and Mining Licenses (the "MOLAR Circular") issued by MOLAR on September 30, 2005, subject to the Foreign Investment Catalogue, the foreign-invested enterprises are put on an equal footing with domestic companies in relation to the issuance of mineral rights and in certain circumstances the relevant DOLAR at the provincial level is delegated with the authority to issue exploration permits to them. Permit holders must pay an annual exploration fee ranging from 100 to 500 RMB per square kilometre. Minimum exploration expenditures of 2,000 Renminbi in the first year, 5,000 RMB in the second year and 10,000 RMB each year thereafter for each square kilometre must be committed within an exploration permit. Generally, an exploration permit is valid for no more than three years but extensions may be granted for periods not to exceed two years for each extension. Exploration programs must commence within six months of the issuance of the exploration permit. Otherwise, fines may be imposed depending on the size of the exploration permit.

A mining permit, which is required for any exploitation and mining activities, can be obtained by applying to the appropriate government department. The holders of exploration rights have priority to obtain mining permits on the same areas within the valid term and reserved term of the exploration permits. Holders of mining permits are required to pay mining rights use fees in the amount of RMB 1,000 per square kilometre within the mining permit, although such mining rights use fees may be exempted for companies conducting mining in China’s remote and underdeveloped regions or for minerals in short supply by the State, etc.. If the mining project is large, the mining license is normally valid for a period of up to 30 years, 20 years for medium scale projects, and 10 years for small-scale projects. Applications can be made to extend the valid period of the mining license.

If the exploration permit or mining permit to be granted to an applicant was developed with State funds, the applicant will be required to pay a purchase price for such permit that is determined based on a formal valuation of the permit by an assessor recognized by the state-own asset administrative department and such valuation being subject to verification by MOLAR.

Exploration rights and mining rights can be transferred, with government approval, provided that, among other things, a minimum capital investment has been made and a minimum period has passed since the transferor's original acquisition of such rights.

The Chinese government has classified mineral exploration by foreign companies as being encouraged, allowed, restricted or prohibited, depending on the mineral. In accordance with the Foreign Investment Catalogue issued on October 31, 2007, exploration and mining of precious metals such as gold, silver and platinum are restricted. A gold mining company will be required to obtain a gold mining certificate from the National Development and Reform Commission.

A mining company will be required to obtain the lawful right to use the land it will occupy in connection with operation of the mine. It may do so through a grant or allocation of land use rights from the State, or through a transfer or lease of rights from the prior holder of the land use rights.

Tax Law

On March 16, 2007, the Enterprise Income Tax Law (“New Law”) was promulgated by the National People's Congress (“NPC”) and became effective on January 1, 2008. Generally, a foreign-invested exploration and mining company ("FIMC") that engages in the mining of metal ores will be subject to the following taxes and fees in China under the New Law:

Enterprise Income Tax. An FIMC is subject to a 25% enterprise income tax calculated on net income beginning in 2008. The enterprise income tax rate could be reduced to 15% through 2010 if the FIMC is located in the Western Region and is considered an "encouraged project" by the tax authority. Under the New Law, high-technology enterprises newly established in the Western Region and supported by the State will enjoy certain transitional preferential treatment. Irrespective of the transitional treatment specific to the Western Region, the Cooperative Company may be eligible to enjoy a five-year grandfather treatment since it was established prior to the enactment of the New Law. As part of this grandfather treatment, until the end of 2012, the Cooperative Company may enjoy a 2+3 tax holiday (i.e., exemption from enterprise income tax for two years, followed by 50% reduction of enterprise income tax for three years). The New Law provides that the 25% enterprise income tax rate will be phased in gradually in accordance with rules to be promulgated by the State Council for foreign invested enterprises that are currently enjoying a tax rate lower than 25%.

Dividends. Under the New Law, the interest and dividends of foreign investors shall be subject to a withholding income tax at a rate of 20%, but currently the rate is discounted to 10%.

VAT. Value-added tax ("VAT") is levied on the sale of goods and the provision of certain categories of processing and other services under the Provisional Regulations on Value-Added Tax. The general rate of VAT is 17%. The mining and dressing of ferrous and most non-ferrous minerals is subject to a 13% rate. Gold production is currently ‘zero rated' for VAT purposes.

Resource tax, compensation fees and land use rights

The Resource Tax Regulations and the Regulations Concerning Administration of the Collection of Mineral Resource Compensation Fees require that resources tax and resource compensation fee be collected from all mining companies operating in China including FIMCs.

Resource Tax. An FIMC may be subject to resource tax. The State Council determines the taxable resource items and the range of the tax rates in general, and the Ministry of Finance decides on the specific tax rates applicable to particular projects. According to the Resource Tax Regulations, the applicable rates for non-ferrous metallic mineral ore, such as gold and copper, range from RMB 0.4 to RMB 30 per tonne.

Mineral Resource Compensation Fee. An FIMC, as the mining rights holder, must pay a mineral resource compensation fee, which equals to a certain percentage of the revenue generated from sales of relevant mineral products, ranging from 0.5% to 4%. The applicable rate is subsequently reduced through the application of a "recovery rate coefficient". FIMCs engaged in exploration and mining of non-oil/gas mineral resources in the Western Region are exempt from paying exploration rights use fee and mining rights use fee for one year and pay half of the fees in the ensuing two years. An FIMC that is engaged in an exploration or mining project that is encouraged under the Foreign Investment Catalogue is exempt from paying the mineral resource compensation fees for five years.

Land use rights grant fees or rentals. An FIMC must apply for temporary or formal land use rights in order to explore or mine minerals, and must pay the applicable land use rights grant fee if the company obtains the land use rights by way of grant, or pay rent if the company obtains the land use rights by way of renting. The rates of the land use rights grant fees or rentals are determined locally.

C.

Organizational Structure

D.

Property, Plant and Equipment

Liam Gold-Silver Project

The following disclosure is derived from the 43-101 Technical Report dated March 24, 2008 prepared by Joerg M. Kleinboeck, B.Sc., P. Geo. of Caracle Creek International Consulting Inc. titled “Independent Technical Report, Liam Gold Silver Property, Department of Cusco, Peru” (the “Liam Technical Report"). The full text of the Liam Technical Report can be found at SEDAR (www.sedar.com).

Introduction

The Liam Gold-Silver Project (or the “Project”) was originally comprised of three parts, the Liam Core Zone, the Liam Regional Zone and the Area of Interest.  However, by an agreement dated October 19, 2005, the Liam Regional Venture Agreement (the “LRV Agreement”), the Liam Core Zone was amalgamated with the Liam Regional Zone to form the Liam Regional Venture.  The concessions in the Liam Regional Venture constitute the “Project Area” and are held by either Minera del Suroeste S.A.C. (“Misosa”) an affiliate of Southwestern or Newmont Peru S.R.L. (“Newmont Peru”).  The Project currently contains 282,292 hectares of exploration concessions.

Location and Access

The Liam Gold-Silver Project of Southwestern Resources Corp. (“Southwestern”) is located in the Department of Cusco, southern Peru at 14° 46’S latitude, 72° 23’E longitude, approximately 190 kilometres northwest of the city of Arequipa and 20 kilometres north of the Arcata silver-gold mine.  The Project area is located within the western slopes and the continental divide of the Cordillera Occidental (Western Cordillera) at an altitude of 4500 metres to 5300 metres within the northwesterly-trending Southern Peru, Tertiary Volcanic Belt.

The Liam area can be reached by road from Arequipa via the communities of Puente Callari, Sibayo, Cailloma and Arcata.  The 305 kilometre trip from Arequipa to the Arcata mine site takes between six to seven hours driving on moderate condition gravel roads.  A secondary Arcata-constructed road continues north from the mine to a junction with the new Liam access road, 21 kilometres and 45-minute travel time.  A new road constructed by the Soteco Joint Venture advances from this point and continues north to the Liam drill and camp area, an additional 18.5 kilometres and one hour travel time.  The total distance by road from Arequipa to the Liam camp is roughly 340 kilometres in 8.5 hours time.

Apart from the small communities which provide accommodation and services to the mining operations at Orcopampa and Arcata, there is limited infrastructure in the area.  Gravel roads have been built north from Arcata to Liam and other nearby areas to provide access for mineral exploration work.  Small airstrips that support light aircraft can be found in the villages of Orcopampa and Espinar.

Agreements and Property Ownership

On October 1, 2003 a letter of intent was executed by Newmont Delaware and Southwestern and then amended on October 9, 2003 (collectively the “Letter of Intent”).  The Letter of Intent was subsequently formalized in two agreements:  (1) an Option Agreement dated November 14, 2003 between Misosa and Newmont Peru regarding the Liam Core Zone; and (2) the Regional Joint Venture Agreement dated November 14, 2003 between Newmont Delaware and Southwestern, regarding the Liam Regional Zone.

Under the Option Agreement, Misosa granted Newmont Peru the option to earn an undivided 50% interest in the Liam Core Zone by spending a total of US$5 million over a three-year period, with a minimum annual expenditure of US$1 million, which must include 5,000 metres of drilling.  After earning an undivided 50% interest, Newmont Peru had the second option to earn an additional undivided 10% interest in the Liam Core Zone by producing a positive feasibility study.  In addition, Newmont Peru had the third option to earn a further undivided 10% interest in the Liam Core Zone, thereby increasing its interest to an undivided 70% interest, by funding all costs incurred to commencement of commercial production of mineral products from the Liam Core Zone.  If Newmont Peru elected the third option, it was entitled to receive 90% of distributable profits until it had been reimbursed for all costs incurred during the third option, while the remaining 10% of profits was distributable to the parties pro rata.

Under the Regional Joint Venture Agreement, Southwestern and Newmont Delaware contributed certain mineral concessions and each had an undivided 50% participating interest in the Regional Joint Venture.  The parties agreed to spend a total of US$5 million in the Area of Interest over a five-year period, with Southwestern as exploration manager.  If the Technical Committee formed under the Regional Joint Venture determined that any project within the Area of Interest, based on a preliminary scoping study of its tonnage, or grade, initial metallurgy or initial economic valuation, constituted a viable exploration project, then Newmont Delaware had the election to earn an additional 20% interest in that project by producing a feasibility study and by funding all costs incurred to the commencement of commercial production.  Newmont Delaware also had similar preferential rights to distributable profits as those specified for the Liam Core Zone.

By the Liam Regional Joint Venture Agreement (the LRV Agreement), dated October 19, 2006, Newmont Peru and Misosa agreed to terminate the Liam Core Zone agreement and to amalgamate the 3,500 hectares Core Zone area with the Liam Regional area.  The amalgamated area is referred to in this report as the Liam Regional Venture (LRV) and is comprised of the concessions in the former Regional Joint Venture plus the 3,500 hectares from the Core zone.

Under the terms of the Liam Regional Venture, Newmont and Southwestern each have a 50% working interest and will each contribute 50% of the exploration funding.  Newmont can earn a 70% interest in those portions of the Liam Regional Venture that it advances to a bankable feasibility study by funding 100% of the costs to put a deposit into commercial production.  Southwestern is manager of the LRV, however, the technical committee may appoint Newmont as manager on designated portions of the overall project.

General Geology

On a regional basis, the Liam Gold-Silver Project is located in the central part of the northwest-trending Tertiary Volcanic Belt of southern Peru.  The volcanic belt has been developed on top of older, mainly sedimentary, Paleozoic and Mesozoic units, which in general lie to the southwest and northeast of the volcanic belt.  Northwest-

trending, belt-parallel zones of Cretaceous to Tertiary age felsic intrusives lie to the southwest and northeast of the central part of the Tertiary Volcanic Belt (Figure 3).

Dominant structural trends are northeast, northwest and to a lesser extent north-south.  Base metal mineralization generally occurs associated with the intrusives as porphyry and a skarn-type mineralization.  Gold-silver mineralization, usually of the high or low sulphidation epithermal type, tends to occur within a northwest-trending, belt-parallel zone, centrally located in the Tertiary Volcanic Belt.  Examples are the Madrigal, Caylloma, Suckuytan, Orcopampa, Poracota, Ares and Arcata mines and prospects to the south, and Santa Rosa and Selene to the northwest of Liam.

Within the Liam Regional Venture Area, the oldest volcanic units are those of the Tacaza Formation, which in turn are overlain by the Late Miocene Alpabamba volcanics consisting of bedded felsic to andesitic tuffs and lavas and associated re-worked units (Figure 4).  It is the Alpabamba units which host the Cerro Crespo-Queshca gold-silver mineralization.  Following formation of the Alpabamba units, they were hydrothermally altered and mineralized.  The Liam Core site is considered to have been a volcanic centre and the site of on-going cratering, brecciation, alteration and mineralization.

The generally unaltered andesitic Barroso Group volcanics of Pleistocene age were extruded over the argillically altered Alpabamba volcanics.  Quaternary alluvial and glacial deposits occur throughout the lower areas and valleys.  Local structural trends appear to duplicate those that are present on a regional basis.

The Liam Core Zone area of mineralization is considered to be localized in a large volcanic complex consisting of several maar-like craters surrounded by sub-horizontal to inward dipping felsic volcaniclastics, flows and epiclastics which have been extensively faulted and fractured.  In addition, they have been pervasively silicified, argillized and intruded by multiple diatreme and hydrothermal breccias.  Gold-silver mineralization appears to be associated with the introduction of the various breccia units.

Exploration Results

Liam Core Zone

There were two drilling programs conducted on the Liam Core Zone Area prior to the initial Newmont-Southwestern Joint Venture agreements in late 2003, one in September through November 1998 by the Soteco Joint Venture and a second one in June to early November 2003 by Misosa.  The Soteco drilling confirmed that the strong high sulphidation epithermal alteration zone observed on surface continued to depth, however, no intersections of precious metal mineralization over economic widths were encountered.  As a result of the work done by Misosa at Cerro Crespo, it is now apparent that the Soteco drill holes were drilled below the main zone of mineralization at Cerro Crespo.  It is of interest to note that one up-hole, LM98DOZ, drilled by Soteco intersected 159 grams per tonne silver over 1.8 metres, however, the hole was abandoned due to drilling problems.  In total, Soteco completed 12 holes for a total of 1,781.20 metres.

In 2003, Misosa conducted 3,197.55 metres of diamond drilling in 19 holes.  This work outlined a significant zone of gold-silver mineralization with a strike length of approximately 350 metres, a width of 125 metres +/- and a vertical extent of about 150 metres.

In late April 2004, Newmont Peru commenced a Phase 1 drilling program on the Liam Core Project.  In a press release dated September 29, 2004, Southwestern reported the results from five holes drilled at Cerro Crespo and 11 holes drilled at Cerro Queshca (Table 4).  Holes Li-021 and Li-022 drilled at Cerro Crespo were drilled 300 metres south of the butte but no significant gold or silver mineralization was intersected (Figure 5).

Two holes, Li-023 and Li-024 intersected a new gold-silver zone of mineralization on the northeast flank of Cerro Crespo butte.  On March 16, 2005 the results for 3 additional holes, Li-028, Li-029 and Li-031 at Cerro Crespo were reported (Table 4 and Figure 5).  Holes Li-023, Li-024, Li-028 and Li-029 are all within the new zone of gold-silver mineralization northeast of Cerro Crespo and Li-031 is northwest of Cerro Crespo.

Holes Li-021 and Li-022 were collared about 300 metres south of Cerro Crespo and contained no significant results.

The Cerro Queshca drilling has been very widely spaced, however, the initial results indicated that the better grade gold mineralization is controlled by a steeply-dipping, major, east-west-trending structure.  To date, Newmont has completed 33 (4,997 metres) holes at Cerro Crespo and 33 at Cerro Queshca (4,617 metres).

Apart from the original Liam Core Zone area of Cerro Crespo and Cerro Queshca, Southwestern has completed drilling on the Astana, Carelli, Huacullo, Pacobamba, Aluja, Numa, and Farallon areas.

The zones that exhibit characteristics of high sulphidation type epithermal gold-silver mineralization are, Cerro Crespo, Cerro Queshca, Astana, Astana South, Astana Southwest - Careli and Aluja.  Low sulphidation type epithermal gold-silver mineralization is present at Farallon, Ibel, Huacullo, and Gran Leon.  At Numa, the mineralization is of the limestone-hosted silver-lead-zinc type, although it does show some characteristics associated with epithermal type mineralization.

The Astana-Farallon zone lies approximately eight kilometres southwest of the Cerro Crespo butte.  Work during 2005 outlined a large epithermal system over an area approximately 10 kilometres long and up to 4.5 kilometres wide.  All mineralization is associated with extensive fracture systems containing druzy quartz, hematite and barite hosted by an altered rhyodacite.  Crackle breccias and tectonic breccias are also present.  The Astana zone measures approximately 300 metres x 200 metres while the Astana South is approximately 200 metres x 100 metres and the Astana Southwest is 600 metres x 200 metres.  All of these zones are considered to be of the high sulphidation type mineralization.  The Farallon zone which measures approximately 1,200 metres x 800 metres is considered to be of the low sulphidation type.  The Astana and Farallon zones are approximately three kilometres apart and the intervening area is mainly overburden covered.  To date, 10 holes totaling 1,785.0m have targeted the Astana zone, and 11 holes totaling 2250.0m have targeted the Farallon zone.

The Careli zone is located approximately 35 kilometres north-northeast of Cerro Crespo and consists of a poorly exposed zone of vuggy silica measuring approximately 700 metres along strike and up to 200 metres wide.  The mineralization is considered to be of the high sulphidation type with the general trend of the mineralization being northwest-southeast.  To date, 12 holes totalling 2,025.0m have tested the Careli zone.

The Ibel zone, which is of the low sulphidation type, is located 28 kilometres northwest of Cerro Crespo.  Two areas of mineralization have been identified and sampled.  These are the Huamancharpa Sur and the Huamancharpa Norte.  At Huamancharpa Sur alteration and mineralization has been identified over an area measuring 1,200 metres x 800 metres.  The host rocks are shales, which have been silicified and moderately stockworked.  Mineralization appears to consist on surface of limonite (after pyrite) and arsenopyrite within the quartz stockwork.  At Huamancharpa Norte gold-silver mineralization is associated with hydrothermal veins and breccias.  Four separate zones of veins and breccias have been identified, which vary in length from 450 metres to 3,000 metres and with widths between 1 to 10 metres.

The Huacullo zone is located six kilometres southeast of Ibel and again consists of low sulphidation type epithermal mineralization.  Mineralization consists of veins and hydrothermal breccias which extend for up to 1,200 metres and range from 0.5 metres to 10 metres in width (Figure 10).  These gold-silver bearing veins are unusual in that the veins and breccias contain high molybdenum values ranging from 200 parts per million to 1,300 parts per million.  Four main breccia vein zones with a northwest-southeast trend have been identified with the largest being 2,000 metres long and up to 20 metres wide and hosting typical low sulphidation type mineralization.  It is considered that the Huacullo zone is very similar to the low sulphidation mineralization being mined at the Arcata, Ares, and Orcopampa deposits to the south as well as at the Milo property, which is a joint venture between Southwestern and Yamana Gold.  No sulphides are present at surface, however, a gradient array induced polarization survey showed chargeability values at depth which are interpreted to represent the presence of sulphides at depth within the Huacullo zone.  To date, 21 holes totaling 2376.4m have tested the Huacullo zone.

The Gran Leon is another area of extensive low sulphidation type gold-silver mineralization lying approximately 65 kilometres northeast of Cerro Crespo.  Work on this property is of a preliminary nature; however, it suggests an extensive gold-rich system with over 50 veins being identified, the largest of which is two metres wide and 2,500 metres long.  The initial sampling suggests that this system is significantly enriched in gold relative to silver.

Aluja is a new discovery of high sulphidation epithermal mineralization located approximately 45 kilometres north-northwest of Cerro Crespo.  The mineralization is associated with high sulphidation type gold-silver epithermal veins and breccia zones hosted within the Barroso volcanics that cover an area of 2.0 km by 1.5 km. To date, 9 holes totaling 2064.0m have tested the Aluja zone.

In July 2006 Southwestern and Newmont Peru (Southwestern Press Release dated July 17, 2006) announced the discovery of widespread silver mineralization in the northeastern portion of the joint venture area.  The mineralization is associated with extensive breccia and stockwork type replacement bodies in limestone with the largest of the zones being the Numa West zone which extends for approximately 2,500 metres north-south and varies in width from five metres to 50 metres.  To date, 18 holes totaling 3097.0m have tested the Numa zone.

Pacobamba – 7 holes totaling 1384.6m were drilled testing mineralization hosted in epithermal breccias and skarn environments.

Boka Gold Project, Yunnan, China

The following disclosure is derived from the 43-101 Technical Report dated November 9, 2007 prepared by Warwick Board, Alex Trueman and Gary Hawthorn of Snowden Mining Industry Consultants Inc. (“Snowden”) titled “Mineral Resource Update, Boka Gold Project, Yunnan Province, P.R.C.” (the “Snowden Report”). The full text of the Snowden Report can be found at SEDAR (www.sedar.com).

The Boka Property is located in the western part of the Yangtze Platform in Yunnan Province, China. The Boka Gold Project consists of three contiguous Exploration Permits and three Mining Permits within the Dongchuan District. The Property is at an advanced stage of exploration, with 50 m spaced exploration drilling defining the two main areas of gold mineralization. Historical artisanal mining in the form of adits covers a small portion of the defined mineralization at the Boka Property (the “Boka Deposit”).

Location and Access

The Boka Gold Project is located in the north-eastern part of the Yunnan Province of the People’s Republic of China at a latitude of 26°29'N and a longitude of 103°02'E, approximately 265 kilometres by road to the north of the provincial capital city of Kunming. The road is paved all the way and is suitable for vehicular logistical support of an exploration project on the plateau. The entire journey from Kunming to the Property takes approximately three to four hours.

Agreements and Property Ownership

The Boka Property consists of three contiguous valid Exploration Permits and three valid Mining Permits. The Boka Property is owned by the Cooperative Company, a Sino-Foreign Joint Venture Company, which is 90% owned by Southwestern Resources Corp.’s (“Southwestern”) wholly owned subsidiary Canadian Southwest Gold Inc. (“Canadian Southwest Gold”) and 10% owned by Brigade 209 of the Yunnan Nuclear Industry of Yunnan Province (“Team 209”).

General Geology

The Boka Property is located in the western part of the Yangtze (or Southwest China) Platform. This part of the Yangtze Platform is characterized by a complex and protracted depositional and deformation history that extended from the Middle Proterozoic (approximately 1,850 Ma (“millions of years ago”) until, at least, the Late Triassic (about 199 Ma).

The oldest rocks in the vicinity of the Boka Property are marine volcano-sedimentary rocks of the Middle to Late Proterozoic (1,850 Ma to 850 Ma) Kunyang Group. Gold mineralization in the Boka Property is hosted by sedimentary rocks of the Dayingpan Formation, one of at least eight formations forming the Kunyang Group. The Luoxue Formation of the Kunyang Group hosts the Dongchuan-type copper-bearing strata to the south of the Boka Property. Rocks of the Kunyang Group appear to be characterized by a north-south trend in the vicinity of the Boka Property.

Rocks of the Kunyang Group were consolidated during the Jinningian orogeny (850 Ma), intruded by associated granitoids (about 845 Ma to 819 Ma) and overlain by a series of younger platform sedimentary sequences. Deposition in this part of the Yangtze Platform was periodically punctuated by periods of tectonism.

Regional extensional conditions in the western marginal parts of the Yangtze Platform from the Devonian onwards resulted in the development of numerous rift-related basins and troughs. The Boka Property is situated immediately to the west of a major rift-related structure – the Xiaojiang Fault – in the eastern part of the Panxi Rift. This fault extends for hundreds of kilometres and is seismically active.

A series of narrow (2 metres to 10 metres wide), discontinuous mineralized intercepts define an overall northwest-southeast trend (about 330°) and moderate dip (30° to 40°) to the east for the mineralization at the Boka Deposit. This suggests that there are at least two levels of structural control on the gold mineralization: lode/regional-scale control on the overall distribution of the mineralization (i.e., fluid focussing along faults and shear zones); and vein/local-scale control on the distribution of gold within host structures (i.e., in zones with favourable physicochemical factors for mineralization).

Two main ore zones, B1N and B1S were identified. The overall mineralization at B1N zone can be traced over a strike length of about 600 metres and appears to extend approximately 450 metres down dip, being open at depth. Mineralization in the B1S zone appears to extend approximately 350 metres along strike and approximately 500 metres down dip, and is also apparently open at depth. Discontinuous mineralization intercepts in both zones range between 2 metres and 10 metres wide, within the broader zone that is up to 290 metres wide.

Exploration and Results

Regional investigations led Southwestern to the Boka region, where miners were extracting gold from numerous pits and adits. Southwestern’s management visited the area and, as a result of this visit, signed an agreement in 2002 Team 209 to conduct a due diligence program over an area of approximately 800 kilometres2. Exploration conducted during this program included regional stream sediment sampling, rock chip sampling and detailed rock chip sampling of two of the tunnels at the mine site. Geochemical exploration data indicated that the Boka region was highly prospective for gold mineralization.

After the formation of the joint venture partnership, Southwestern performed geochemical sampling, surface mapping, sampling, and mapping of mine workings, geophysical surveys, and drilling. Artisanal miners exploited the gold mineralization by a series of tunnels and workings at Boka 11, B1N, B1S, and Boka 7 and the Cooperative Company commenced its evaluation of the Boka Property by mapping and sampling these tunnels at B1N.

Southwestern first reported significant gold mineralization for the adits (tunnel XG-15 in the B1N zone) in December 2002, and first reported significant intersections of gold mineralization in drill holes (drill hole B02-01) in March 2003.

Technical Reports for the project were filed on SEDAR in March 2003, June 2003, August 2003, January 2004, February 2005, and September 2005. All of these reports present new drilling results for the project.

Developments During 2007 – Withdrawal of Previously Reported Drill Results

On July 19, 2007, Southwestern issued a press release withdrawing all of its previously reported results for the Boka Property, advising that such results should not be relied upon. In July 2007, Southwestern engaged Snowden to create an independently verified gold assay database for the Boka Property. Snowden completed a NI 43-101 Technical Report in November 2007 (the “Snowden Report”). The Snowden Report is available on SEDAR (www.sedar.com).

Southwestern conducted a high-quality twin drilling program on the Boka Deposit (both B1N and B1S zones) for data verification and metallurgical testing purposes. Geologists from Southwestern’s Peruvian operations attended the Boka Property to independently oversee the twin drilling program. A total of 27 drill holes were planned for this program, however the program was stopped due to dangerous working conditions (poor weather) during the drilling of the seventeenth drill hole. A further four drill holes were also stopped before reaching their target depth due to dangerous conditions. Twin drill hole locations were selected to test original drill holes for which elevated gold grades were reported over wide zones. Twin drill holes were given the same drill hole number as the original drill hole, with the suffix ‘A’ added to distinguish between original and twin.

The majority of the holes were drilled inclined toward the southwest (245° on average) at angles of between -55° and -76° (averaging -69°). A single drill hole (B06-174A) was drilled vertically. The orientation of the drill holes was designed to orthogonally intersect the mineralization, resulting in drill hole intercepts that approximate the true width of the mineralization.

Snowden compared the assay data from Southwestern’s May 9, 2007 Boka Property assay database (the “Southwestern Database”) to the reconstructed and verified database. Based on this work, Snowden concluded that manual and deliberate changes were made to assay data, increasing the grade of samples within mineralized intersections. Based on the foregoing, Snowden elected not to report the results of previous Mineral Resource estimates in the Snowden Report. Refer to Southwestern’s press releases dated July 19, 2007 and August 27, 2007 for further information.

Available results from the recent twin drill hole program display similar grades and grade trends to the original drill hole using the officially certified assay data. This increases confidence in the validity and quality of the official original assay data in the Boka Property exploration database. It also indicates that the original samples were not tampered with or salted. Using the available information Snowden has estimated an Inferred Mineral Resource for the Boka Project (see glossary for a definition of “Inferred Mineral Resource” according to standards published by the Canadian Institute of Mining). The Mineral Resource is for zones B1N and B1S and is based on gold assay data from drill holes only. Adit sample data were not used for the Mineral Resource estimation for a number of reasons, including the lack of official assay data and because the adits intersect high grade ‘pockets’ and therefore are not representative. The Inferred Mineral Resource was determined by ordinary kriging using the Datamine Studio software.

Table showing Inferred Mineral Resource for various cut-off grades

Cut-off (g/t Au)	Tonnage (Mt)	Grade (g/t Au)
0.01	50.5	0.4
0.25	22.1	0.8
0.50	11.9	1.3
0.75	7.6	1.6
1.00	5.5	1.9
1.50	3.0	2.5

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources:  This Form 20-F uses the term “inferred resources”.  The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally minable.

In addition to the upside potential described above, numerous target areas (e.g., Boka 2, 8, and 11) containing gold, copper, and copper-cobalt anomalies have been defined with soil sampling and rock chip sampling. Little detailed exploration has been conducted on these targets, which may constitute further potential within the project area. The priority areas for follow-up sampling, mapping and/or drilling include gold-in-soil anomalies in Boka 2, 7, 8, 11, and Lower Zone target areas, as well as three target areas of gold or gold-copper soil anomalies in the Tuobuka-Shanmu License area.

Proposed Exploration Program and Budget

Southwestern is evaluating its options for the Boka Property.  No commitment to a particular exploration approach has been made and therefore Snowden did not estimate likely costs.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources:  This Form 20-F uses the terms “measured and indicated resources”.  The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

ITEM 4A

UNRESOLVED STAFF COMMENTS

There are no Unresolved Staff comments applicable to the Company.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Introduction

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the three years ended December 31, 2007, should be read in conjunction with the consolidated financial statements of the Company and related notes included therein, and with the selected data set forth in Item 3 above.

The Company’s reporting currency is the Canadian dollar and all amounts in this document are expressed in Canadian dollars, unless otherwise noted.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Differences between Canadian and United States generally accepted accounting principles that would affect the Company’s reported financial results are disclosed in Note 17 of the Financial Statements.  The discussion in this Item 17 is made as of March 17, 2008.

Critical Accounting Policies and Estimates

Mineral properties and related exploration and development costs are recorded at cost on a property-by-property basis. Costs incurred for general exploration that are not project specific or do not result in the acquisition of mineral properties are charged to operations. Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net realizable amounts as appropriate. If an impairment is determined to exist, the mineral property will be written down to its net realizable value. The recoverability of the amounts capitalized for mineral property interests is dependent upon the delineation of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. It is reasonably possible that changes could occur in the near term that could adversely affect management’s estimates and may result in future write-downs of capitalized mineral property interest carrying values.

Effective as of January 1, 2007 the Company has adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 – Financial Instruments – Recognition and measurement, CICA Handbook Section 1530 – Comprehensive Income, CICA Handbook Section 3865 – Hedges, and CICA Handbook Section 3251 - Equity.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

In accordance with CICA Handbook Section 3855, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of loss. Investments in corporations in which the Company exercises significant influence are accounted for using the equity method, whereby the investment is initially recorded at cost and is adjusted to recognize the Company’s share of earnings or losses and reduced by dividends and distributions received.

Upon adoption of this new standard, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value.  Exploration advances and other receivables are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued charges are classified as other liabilities, which are measured at amortized cost.  Investments in significantly influenced affiliates are classified as held-to-maturity, which are measured at amortized cost.  The Company has classified its investments in public companies (other than those that the Company has significant influence, as available-for-sale and therefore carries them at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when the investment is sold. Previously, investments in these public companies were carried at cost, less provisions for other than temporary declines in value. This change in accounting policy results in a $3,428,000 increase in the carrying value of investments in public companies as at January 1, 2007, representing the cumulative unrealized gain at that time.

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with CICA Handbook Section 1530, the Company now reports a consolidated statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders’ equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.

CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  Compensation expense is determined using the Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award’s vesting period.

The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option.  Changes in these input assumptions can significantly affect the fair value estimate.

A.

Operating Results

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 and Year Ended December 31, 2005

The consolidated net loss for the years ended December 31, 2007, 2006 and 2005 was $49.0 million or $1.09 loss per share, $1.5 million or $0.03 loss per share and $9.5 million or $0.22 loss per share, respectively.

The significant increase in net loss in 2007 in comparison to previous years was primarily due to the write-down of the Boka Project of $33.8 million, significantly higher foreign exchange losses, higher exploration expenditures of a reconnaissance nature, and significantly lower gains on shares issued by affiliated companies. Higher legal fees and lower interest income was partially offset by a reduction in stock-based compensation when compared to the previous year.

Effective January 1, 2007, the Company changed its practice of reporting stock-based compensation on a separate line in the Consolidated Statements of Loss and Deficit to a method of allocating the expense to (i) salaries and benefits to employees, (ii) consulting fees, and (iii) general exploration for individuals involved in exploration work.  The allocation for the years ended 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Office salaries	$997	$1,663	$1,212
Consulting fees	1,218	2,399	3,505
General exploration	2,366	793	718
Zincore	336	433	-
Total	$4,917	$5,288	$5,435

For the year ended December 31, 2007, the stock-based compensation value was determined using the Black-Scholes option pricing model.  A weighted-average grant-date fair value of $1.07 (2006 – $5.82; 2005 - $4.15) for each option grant was estimated using the following weighted-average assumptions: no dividends are to be paid; volatility of 66% (2006 - 54%; 2005 – 58%); risk free interest rate of 3.9% (2006 – 4.0%; 2005 – 3.5%); and expected life of 3.5 years (2006 – 3.5 years; 2005 – 3.5 years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

General and Administrative Expenses

Overall general and administrative expenses increased to $9.8 million in 2007 compared with $9.5 million in 2006 and $8.6 million in 2005.  The increase was mainly due to higher legal fees as a result of the legal issues confronting the Company and increased salary expenses due to retention bonuses given to employees as a result of the issues surrounding the Boka Gold Project.  See “Item 4.  Information on the Company – A.  History and Development of the Company – Recent Developments in 2007 – Events Relating to Boka Gold Project”.  These increases in expenditures were partially offset by a decrease in stock-based compensation compared to prior years.  All other expenditures remained fairly comparable to prior years.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars.  The Company maintains sufficient US dollar reserves to fund foreign exploration expenditures over the short term.  Foreign exchange loss was significantly higher in 2007 when compared to 2006 and 2005 due to the significant strengthening in the Canadian dollar relative to the U.S. dollar in 2007 when the Canadian dollar reached and surpassed par with its US counterpart.

General exploration expense relates to expenditures of a generative nature along with some of the costs of maintaining the Company’s foreign exploration offices.  General exploration expense has been increasing over the past three years due to increased general reconnaissance work being conducted in China and Peru to generate new projects, higher stock-based compensation for stock options granted to employees performing exploration activities, and in 2007, the costs of operating the Company’s exploration offices increased due to retention bonuses granted to all employees.

During 2007, expenditures totalling $36.0 million were written off relating to: the Boka Project in China ($33.8 million), Yunnan Gold Project in China ($860,000) and various non-core projects in China (including the Inco Joint Venture) and Peru.  The costs relating to the Yunnan Gold Project were written off as a result of the joint venture partner on the project (Newmont Overseas Exploration Limited) terminating the joint venture based on the evaluation of the project area to date.  During 2006, a total of $593,000 in expenditures were written off of which $538,000 related to the Minaspata property in Peru.  In 2005, $698,000 was written off relating to the Sichuan project in China and various non-core projects in Peru.

Interest and other income is comprised of interest revenue and management fees charged to affiliated companies and was lower in 2007, when compared to 2006, due to lower cash balances. In 2006 it was higher than in 2005 due to higher interest revenue as a result of higher cash balances.

Dilution gains of $866,000 (2006 - $6,845,000; 2005 - $414,000) were recorded mainly as a result of equity financings completed by Zincore and Superior Diamonds Inc. (“Superior”) during these years. The large gain in 2006 represents a gain on dilution as a result of Zincore’s initial public offering.  Gains or losses on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company.  The Company does not receive any cash proceeds (nor is it required to make any payments) for such transactions.

During 2007, the Company recorded a gain of $3,346,000 on the sale of its investment in Lake Shore Gold Corp. (“Lake Shore”). The Company sold two million shares of Lake Shore for proceeds of $4.9 million.  As well, the Company sold 500,000 common shares of Zincore for gross proceeds of $350,000 and recorded a gain of $212,000. In 2006 the Company sold all of its common shares of Jinshan Gold Mines Inc. (“Jinshan”) and FNX Mining Co. (“FNX”) and recorded gains of $1,142,000 and $1,939,000, respectively.  A gain of $1,018,000 was recorded in 2005 for the partial sale of FNX shares.

During 2007, the Company recorded a loss of $1,203,000 (2006 – a gain of $68,000; 2005 – a loss of $218,000) as its equity in the operations of affiliated companies. The 2007 loss relates primarily to the equity in operations of Zincore ($1,116,000). The gain in 2006 relates only to the Company’s share of gains recorded by Superior whereas the Company’s share of gains and losses of Aurora Platinum Corp. (“Aurora”) were also included in 2005.  Equity in operations of affiliated companies represents the Company’s share of the net gains or losses for the reporting period in a significantly influenced company. Due to the Company and Superior no longer having a director and president in common as at July 1, 2007, the Company no longer accounts for its investment in Superior using the equity method as it has determined that it no longer has significant influence.

Non-controlling interest of $434,000 represents the minority share of net losses of Zincore for the three months ended March 31, 2007. Non-controlling interest of $432,000 represents the minority share of net losses of Zincore for the two months ended December 31, 2006.

Summary of Quarterly Results (unaudited)

 (All numbers are in thousands except per share amounts)

Fiscal Quarter Ended	4th Quarter December 31, 2007	3rd Quarter September 30, 2007	2nd Quarter June 30, 2007	1st Quarter March 31, 2007
Interest and other income	288	368	429	636
Net loss	(38,421)	(5,514)	(3,990)	(1,063)
Loss per share* - basic and diluted	(0.86)	(0.12)	(0.09)	(0.02)

Fiscal Quarter Ended	4th Quarter December 31,2006	3rd Quarter September 30, 2006	2nd Quarter June 30, 2006	1st Quarter March 31, 2006
Interest and other income	677	537	607	512
Net gain(loss)	6,424	(1,369)	(2,830)	(3,675)
Net gain(loss) per share* - basic and diluted	0.14	(0.03)	(0.06)	(0.08)

*Loss per share is calculated based on the weighted average number of shares outstanding.

B.

Liquidity and Capital Resources

The Company expended $11.7 million on operating activities during the year ended December 31, 2007 compared with $5.9 million in 2006 and $5.2 million in 2005.  The increase in 2007 relates mainly to significant legal and consulting fees, reconnaissance costs and foreign exchange losses as well as higher salaries and consulting fees due to retention payments.

The Company expended $18.9 million on investing activities during 2007 compared with $15.3 million in 2006 and $9.5 million in 2005. During 2007, the Company expended $13.7 million on mineral properties in Peru and China, including $8.2 million on the Boka Project and $2.4 million on the Liam Joint Venture. The Company received proceeds of $11.0 million from the maturity of a short-term investment and the sale of Lake Shore and Zincore common shares. The Company also had a decrease in cash of $15.4 million due to the deconsolidation of Zincore which led to the commencement of equity accounting for its investment. During 2006, the Company expended $16.1 million on mineral property and related deferred costs in China and Peru. The majority of these expenditures were incurred on the pre-feasibility and drilling program at the Boka Project in China.   A total of $5.8 million was expended on acquisition of short-term investments which have a term to maturity of six months and a further $583,000 on capital and other assets.  The Company also received proceeds of approximately $7.2 million from the sale of Jinshan and FNX shares.  During 2005, the Company expended $14.9 million on mineral property and related deferred costs in China and Peru.  A total of $1.9 million was expended on acquisition of shares in Superior ($400,000) and Lake Shore ($1.5 million) and a further $200,000 on capital assets.  The Company also received proceeds of approximately $3.0 million from the sale of FNX shares.

The carrying value of mineral properties decreased by $28.5 million as a result of exploration expenditures of $13.3 million which were offset by $36.0 million in mineral property write offs and a $5.8 million reduction due to the deconsolidation of Zincore.

In August 2006, the Company received regulatory approval of its normal course issuer bid pursuant to which the Company could acquire up to 2 million of its own common shares until August 30, 2007. During 2007, the Company purchased 930,600 of its own common shares for costs totalling $7.2 million pursuant to its normal course issuer bid. During the same period, all of these common shares, as well as 41,200 common shares purchased in 2006, were cancelled and resulted in a loss of $3.7 million being recorded as a charge to deficit. During 2006 the Company purchased 366,900 shares for total consideration of $3,342,000.  Of the shares purchased, 325,700 were cancelled, resulting in a loss of $1,735,000 of which $912,500 flowed to the Consolidated Statements of Loss and Deficit and the difference recorded in contributed surplus. The Company also cancelled 80,000 common shares it had acquired pursuant to its previous normal course issuer bid and recorded a loss of $466,944 in March 2006.

Due to the adoption of new accounting standards (see "Critical Accounting Policies and Estimates") effective January 1, 2007, the Company now measures assets classified as available-for-sale at fair value and includes resulting unrealized gains and losses on a new Consolidated Statement of Comprehensive Loss.  A total of $865,000 was recorded as unrealized losses on available-for-sale investments in 2007. The accumulated other comprehensive loss of $958,000 reported on the consolidated balance sheet includes an adjustment for cumulative unrealized gains on available-for-sale investments at January 1, 2007 of $3.4 million, which is reduced by a realized portion of $1.6 million relating to the sale of Lake Shore common shares and an unrealized loss of $865,000 as noted above.

As at December 31, 2007, the Company’s significantly influenced and other investments had a carrying value of $14.7 million (2006 - $4.4 million) and a market value of $19.9 million (2006 - $9.0 million). The market value of the Company’s interest in Zincore at December 31, 2006 was $34 million but was not included in the results for 2006 discussed above as it was consolidated at the time. Zincore’s market value is included in the results for 2007.

In February 2008 the Company sold 4,089,378 common shares of Superior for gross proceeds of $1,231,194. As a result of this transaction the Company’s interest in Superior was reduced to 6.5% from 12.9%.

The Company has commitments totalling $1,035,504 over three years (2008 - $376,547; 2009 - $376,547; 2010 - $282,410) pertaining to leasehold obligations of Southwestern.  As well, the Company has employee retention payment obligations of $670,667 in 2008. With respect to other contractual obligations, there are no material changes during the current period that are outside the ordinary course of the Company's business.

As a result of the legal actions the Company is involved with, a material adjustment to the Company's financial position and the results of its operations could result. Management's assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuits, and it is possible that the Company will be required to pay substantial judgments.  Expenses incurred in connection with these matters (which include substantial fees of lawyers and other professional advisors and potential obligations to indemnify officers and directors who may be or become parties to such actions) could adversely affect the Company's cash position.

Disclosure of Outstanding Share Data

The following is a summary of changes in outstanding shares and stock options since December 31, 2007:

	Stock options outstanding	Common shares outstanding	Share capital $
Balance, December 31, 2007	3,617,000	44,922,936	$175,769,471
Stock options exercised	--	--	--
Balance, March 17, 2008	3,617,000	44,922,936	$175,769,471

C.

Research and Development, Patents and Licenses

As the Company is a mineral exploration company with no properties in production, the information required by this section is inapplicable.

D.

Trend Information

Financial Outlook

Southwestern has no commercial production on any of its mineral properties, and accordingly, it does not generate cash from operations.  The Company has no long-term debt and as at December 31, 2007 has working capital of  $18.5 million (2006 - $61.6 million). In management’s view the Company has sufficient working capital in the near term to fund planned exploration work and ongoing operating expenditures.  The Company is dependent on equity capital to fund exploration and development of its mineral properties over the longer term.  Actual funding requirements may vary from those planned due to a number of factors, including the timing and progress of exploration activities and ongoing litigation the Company is involved in.  Management may seek joint venture partners, where appropriate, in order to minimize the dependence on equity capital.

E.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 20-F.

F.

Tabular Disclosure of Contractual Obligations

The information required by this section is included above under “ -- B.  Liquidity and Capital Resources”.

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table sets out certain information concerning the directors and executive officers of the Company.  In accordance with the Company’s Articles the Board of Directors determine the number of directors to be elected at the Company’s Annual General Meeting of shareholders.  Directors are elected by the shareholders at each annual general meeting as required to fill any vacancies.  Directors are elected for a term of one year by ordinary resolution of the shareholders at the time of election.  Directors may also increase the size of the Board of Directors by up to one-third over the number in office after any Annual General Meeting.  (Information as to municipality of residence and principal occupation (in the table below) has been provided by individual directors and officers.)

Name & Residence Age	Position with the Company	Principal Occupation, Business or Employment	Director Since

Timo Jauristo (1) Vancouver, B.C. 50	Director, Interim President, Chief Executive Officer and Vice President, Corporate Development	Interim President and Chief Executive Officer since July 2007 and Vice President, Corporate Development of Southwestern; President, Chief Executive Officer and Director of Zincore Metals Inc. Former General Manager – Corporate Development for Placer Dome Inc. from January 2000 to June 2005 (public mining company); President of Austgold Consulting Ltd. (private consulting company)	2006
W. David Black (2)(3)(4)(5) Vancouver, B.C. 66	Director and Chair of the Board of Directors	Chair of the Board of the Company since August 2004. Retired; Partner, DuMoulin Black, LLP, from 1968 to December 2003.	2000

James B. Hume (1)(2)(3)(4) Calgary, Alberta 57	Director	President and CEO of the Kahanoff Group of companies based in Alberta.	2002
William D. McCartney (1)(2)(3)(4)(5) Vancouver, B.C. 52	Director	President and CEO of Pemcorp Management Inc. (private financial consulting company).	2004
Alejandro Losada-Calderon Duncraig, Western Australia	Vice President, Exploration	Vice President, Exploration of the Company since February 2007, Exploration geologist and project manager working on major mining projects throughout Australia, China and the Americas.	N/A
Giovanni N. Susin Coquitlam, B.C.	Vice President, Finance and Chief Financial Officer	Vice President, Finance and CFO of the Company since April 2007; Chief Financial Officer of Superior Diamonds Inc.	N/A
Thomas W. Beattie West Vancouver, B.C.	Vice President, Corporate Affairs and Corporate Secretary	Vice President, Corporate Affairs of the Company; Director of Superior Diamonds Inc.; President of Westvista Management Inc. (private consulting company).	N/A
Stanley Myers Lima, Peru	Director of Exploration – Latin America	Director of Exploration – Latin America, of the Company since January 2007 Exploration geologist and project manager.	N/A

(1) Member of the Environment and Safety Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance and Nominating Committee.

(4) Member of the Audit Committee.

(5) Member of the Special Committee of independent directors.  The mandate of the Special Committee is to address all matters (including class actions, securities matters, shareholder suits, directors' and officers' liability insurance and/or actions commenced by the Company) in regards to litigation, investigations and proceedings related thereto, relating to the Company and its Boka Project (China).  Further, the Special Committee is to review and finalize all public disclosure relating to the Boka Project and related investigations.

There are no family relationships between any director or executive officer and any other director or executive officer.  There are no arrangements or understanding with major shareholders, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

B.

Compensation

Under applicable Canadian standards,  “Named Executive Officers” (each an “NEO”) means the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company, regardless of the amount of compensation of that individual, and each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $150,000 or more.

The Company currently has five NEO's:  Timo Jauristo, Interim President and CEO; Giovanni Susin, Vice President, Finance and CFO, Thomas Beattie, Vice President, Corporate Affairs and Corporate Secretary; Alejandro Losada-Calderon, Vice President, Exploration, and David Black, Chair of the Board.  Mr. Black is independent of the Company, however, by definition, a chair of the board is considered an executive officer.  Also by definition, John Paterson, former CEO and Parkash Athwal, former CFO of the Company, are considered NEO's.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options granted (#)(2)	Shares or Units Subject to Resale Restric-tions ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Timo Jauristo(3) Interim President & CEO and VP, Corporate Development	2007 2006 2005	nil nil nil	nil 70,000(4) 20,000(4)	120,900(4) 136,480 (4) 106,720 (4)	400,000 50,000 300,000	nil nil nil	nil nil nil	30,500(5) nil nil
John G. Paterson(6) Former President & CEO	2007 2006 2005	nil nil nil	n/a(7) n/a(7) n/a(7)	121,000(8) 217,000 (8) 194,250 (8)	nil 50,000 125,000	nil nil nil	nil nil nil	264,000(5) nil nil
Giovanni Susin(9) VP, Finance & CFO	2007 2006 2005	138,400 112,000 102,400	nil 8,000 5,000	nil nil nil	175,000 20,000 20,000	nil nil nil	nil nil nil	25,000(5) nil nil
Parkash Athwal(10) Former VP, Finance & CFO	2007 2006 2005	nil nil nil	nil 70,000(11) 50,000(11)	34,198(11) 98,050(11) 93,675(11)	nil 50,000 100,000	nil nil nil	nil nil nil	nil nil nil
W. David Black Chair of the Board	2007 2006 2005	205,000 120,000 120,000	nil nil nil	nil nil nil	400,000 40,000 50,000	nil nil nil	nil nil nil	nil nil nil
Thomas W. Beattie VP, Corporate Affairs & Corporate Secretary	2007 2006 2005	nil nil nil	nil 70,000(12) 50,000(12)	190,290(12) 139,450(12) 140,050(12)	275,000 50,000 100,000	nil nil nil	nil nil nil	25,000(5) nil nil
Alejandro Losada-Calderon(13) VP, Exploration	2007 2006 2005	nil nil nil	nil n/a n/a	167,215 n/a n/a	275,000 n/a n/a	nil nil nil	nil nil nil	24,615(5) nil nil

(1)

Southwestern did not grant any Stock Appreciation Rights (“SAR”). SAR means a right, granted by the Company as compensation for employment services or office, to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

(2)

Southwestern did not have any Long-Term Incentive Plans (“LTIP”). LTIP means any plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP’s do not include option plans, SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(3)

On July 4, 2007 Mr. Jauristo was appointed Interim President and CEO of Southwestern.  Mr. Jauristo is also a member of the Board of Directors.

(4)

Paid to Austgold Consulting Ltd., a private consulting company controlled by Mr. Jauristo.

(5)

Mr. Paterson was paid a severance payment in June 2007 while Messrs. Jauristo, Susin, Beattie and Losada-Calderon received retention payments in 2007.

(6)

On June 19, 2007, Mr. Paterson resigned as President, CEO and director of Southwestern.

(7)

The term n/a means not applicable.

(8)

Paid to Glengarry Resource Management Inc., a private consulting company controlled by Mr. Paterson.

(9)

Mr. Susin was appointed Vice President, Finance and CFO of Southwestern, effective May 1, 2007.

(10)

Ms. Athwal retired as Vice President, Finance and CFO of Southwestern, effective April 30, 2007.

(11)

Paid to PKA Financial Management Inc., a private consulting company controlled by Ms. Athwal.

(12)

Paid to Westvista Management Inc., a private consulting company controlled by Mr. Beattie.

(13)

Mr. Losada-Calderon, a consultant to the Company, was appointed an officer of the Company on February 25, 2007.

Option Grants During the Most Recently Completed Fiscal Year

The following table sets forth information concerning grants of stock options during the financial year ended December 31, 2007 to the Named Executive Officers pursuant to the rules and policies of the Toronto Stock Exchange (the “Exchange”) and in accordance with the provisions of the Business Corporations Act (British Columbia) and the Regulations thereunder.

NEO Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Timo Jauristo	400,000	11.1	$0.65	$0.65	December 10, 2012
David Black	400,000	11.1	$0.65	$0.65	December 10, 2012
Alejandro Losada-Calderon	275,000	7.6	$0.65	$0.65	December 10, 2012
Giovanni Susin	175,000	4.8	$0.65	$0.65	December 10, 2012
Thomas Beattie	275,000	7.6	$0.65	$0.65	December 10, 2012
John Paterson	nil	nil	nil	nil	nil
Parkash Athwal	nil	nil	nil	nil	nil

(1)

Percentage of all of the Company’s options granted during the last fiscal year, including those granted to directors.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End

Option Values

During the last financial year ended December 31, 2007, no options were exercised by the Named Executive Officers.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has entered into contracts with certain of the Named Executive Officers, or companies controlled by such Named Executive Officers, and the compensation paid pursuant to those contracts is disclosed under the section titled “Statement of Executive Compensation - Summary Compensation Table”.

The contracts establish the terms and conditions under which the Company will compensate the Named Executive Officers or companies controlled by the Named Executive Officers for management and/or specialized exploration consulting services.  Key terms address the daily consulting rate, services to be provided, termination by either party upon 30 days notice, and obligations regarding confidentiality and non-competition with the Company.

The Company has also entered into a contract with four of the Named Executive Officers whereby, in the event that the officer ceases to be an officer of the Company within six months after the date on which control of the Company changes, the Company will pay the following amounts:  Timo Jauristo, $734,400; Thomas W. Beattie, $756,000;

Alejandro Losada-Calderon, $660,000 and Giovanni Susin, $450,000. The contracts provide that payment of such compensation is not triggered simply by voluntary resignation or termination for cause.

Compensation of Directors

In 2007 two independent directors of the Company were each paid as follows:  James B. Hume $56,501 and William D. McCartney $125,000. Compensation paid to the other board members is disclosed under the section titled “Compensation - Summary Compensation Table” (the non-independent director, Timo Jauristo, does not receive additional compensation, and compensation paid to W. David Black, Chair, is disclosed in the Summary Compensation Table, notwithstanding he is an independent director). All of the compensation to Messrs. Hume, McCartney and Black is paid in their capacities as directors and, in the case of Mr. Black and Mr. McCartney, also as members of the Special Committee. In addition, stock options to purchase shares of the Company are granted to the Company's directors from time to time.

The following stock options were granted to the directors of the Company who were not Named Executive Officers, as a group, during the last financial year ended December 31, 2007:

Option Grants in Last Financial Year to Directors Who Are Not Named Executive Officers (as a group)

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year(1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Directors who are not Named Executive Officers	650,000	18.0	$0.65	------	December 10, 2012

(1)

Percentage of all of stock options granted during the last financial year.

The following table sets forth details of all exercises of stock options during the last financial year ended December 31, 2007, by directors who are not Named Executive Officers of the Company, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values of Directors Who Are Not Named Executive Officers (as a group)

During the last financial year ended December 31, 2007, no options were exercised by the directors who are not Named Executive Officers.

C.

Board Practices

Tenure of Board of Directors

Please refer to “ -- A.  Directors and Senior Management,” above, for information about terms of office and length of service of the directors of the Company.

No director of the Company is currently party to a service contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment, other than Timo Jauristo, in his capacity as Interim President and Chief Executive Officer of the Company.  See above – Compensation “Termination of Employment, Change on Responsibilities and Employment Contracts.

The Company’s Audit and Compensation Committees are described below.  All of the directors on each committee are “independent” within the meaning of the corporate governance guidelines established by the TSX.

Audit Committee

The Audit Committee is composed of three independent and financially literate directors of the Company, James B. Hume (Committee Chair), William D. McCartney and W. David Black, each of whom has the expertise to understand and evaluate financial statements that are prepared using both US and Canadian Generally Accepted Accounting Principles, the principles applied to natural resource companies’ financial statements and the internal controls required to accurately report the Company’s financial position. Mr. Hume and Mr. McCartney are considered to be financial experts and have been designated by the board as the “Audit Committee Financial Experts” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual shareholders meeting of the Company, at which time their appointments expire and they are eligible for reappointment.

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company’s internal and external audit process and monitoring compliance with the Company's legal and regulatory requirements with respect to its financial statements.  The Audit Committee also evaluates the performance of the Company’s auditors, pre-approves all audit and non-audit services provided by the auditors and establishes the remuneration of the auditors.

Compensation Committee

The Company’s Compensation Committee, which administers the Company’s executive compensation program, is composed of W. David Black, William D. McCartney and James B. Hume. Mr. Black is the Chair of the Committee.  The Committee is responsible for making recommendations to the Board with respect to the compensation of executive officers of the Company as well as with respect to the Company’s stock option plan.  The Committee also assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company.

D.

Employees

The average number of total employees for 2007, 2006 and 2005 is as follows:

Year	Employees
	Full-Time	Seasonal
2007	117	91
2006	112	215
2005	94	173

None of the Company’s employees are unionized.  The number of seasonal employees fluctuates depending on the size and timing of the Company’s exploration programs.

E.

Share Ownership

Each of the persons listed (or whose compensation is otherwise disclosed) in subsection 6.B above owns less than 1% of the shares of the Company.

The following table sets forth the share ownership of those persons listed as at December 31, 2007 (or whose compensation is otherwise disclosed) in subsection 6B above, and includes details of all options to purchase shares of the Company held by such persons:

Name	Number of common shares(1)	Number of Options/Warrants	Beneficial Ownership Percentage(2)	Purchase Price of Options (if any)	Exercise Price	Expiry Date
W. David Black	37,000	400,000	< 1%	n/a	$0.65	December 10, 2012
Timo Jauristo	nil	300,000	< 1%	n/a	$0.65	December 10, 2012
William D. McCartney	nil	400,000	< 1%	n/a	$0.65	December 10, 2012
James B. Hume	10,000	260,000	< 1%	n/a	$0.65	December 10, 2012
Thomas W. Beattie	15,660	275,000	< 1%	n/a	$0.65	December 10, 2012
Giovanni Susin	nil	175,000	< 1%	n/a	$0.65	December 10, 2012
Alex Losada-Calderon	nil	275,000	< 1%	n/a	$0.65	December 10, 2012

(1)   Includes beneficial, direct and indirect shareholdings.

(2)   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, common shares subject to options or warrants (if any) held by that person that are currently exercisable or exercisable within 60 days of the ownership calculation date, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 44,922,936 common shares outstanding as of December 31, 2007.

Stock Option Plan

The Company’s current stock option plan (the “Plan”), as approved by the shareholders on May 7, 2007 and by the Toronto Stock Exchange on May 25, 2007.

1.

The Plan is a ‘rolling’ or ‘evergreen’ stock option plan under which the aggregate number of common shares that may be subject to option at any one time may not exceed 10% of the issued and outstanding shares of the Company as of that date, including shares issued as a result of the exercise of options.  Ten percent of the 44,922,936 currently issued and outstanding shares of the Company is 4,492,293.

2.

Under the Plan, the Board of Directors is authorized to designate persons to whom options could be granted. Currently, employees, directors and officers of and service providers to the Company and its subsidiaries are eligible participants in the Plan (“Eligible Participants”).

3.

As of March 20, 2008, the total number of shares that have been approved by the Exchange for issuance under the Plan and all of the Company’s prior stock option plans is 4,433,617 (less than 10% of the 44,922,936 issued and outstanding shares), of which 3,617,000 options have been granted, representing 8.05% of the Company’s issued and outstanding shares, and 816,617 remain reserved for issuance but not yet granted.

4.

The Plan provides that under no circumstances shall the Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of shares, result, at any time, in:  (i) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued and outstanding shares; (ii) the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the issued and outstanding shares; or (iii) the issuance to any one insider and such insider's associates, within a one year period, of a number of shares exceeding 5% of the issued and outstanding shares.

5.

The exercise price for an option granted under the Plan is the “market price”, which is the volume weighted average trading price for the last five trading days on which the Company’s shares traded prior to the date of grant of options.  The Company presently does not have a share purchase plan and nor does it grant stock appreciation rights.

6.

Options granted have a vesting period if required by the Board or the Exchange policies.  The Board has imposed a schedule, which is not part of the Plan, on the vesting of options for all options granted.

7.

Options may not be granted for a term exceeding 10 years.

8.

Options granted under the Plan may not be assigned by the optionee other than by will or pursuant to the laws of succession, and to a trust, RESP or RRSP or similar legal entity established by the optionee.

9.

If the optionee ceases to be an Eligible Participant for any reason other than death, then such optionee has the lesser of 90 days, which date will be extended to the date that is ten days after the end of a Blackout Period, if applicable or until the expiry date of the options within which to exercise any option vested not exercised prior to the date of ceasing to be an Eligible Participant.  Where, however, the employment or service contract with an optionee is terminated (i) without a valid cause, the Board may, in its discretion, amend the terms of any option held by such optionee to permit such person to exercise any or all of such options as if such optionee’s employment or engagement had not been terminated and (ii) for cause, the Board may, in its discretion, amend the terms of any options held by such optionee which have not been previously exercised such that the options will only be exercisable on the next five (5) business days following the date of personal delivery of a written notice of termination to the optionee.  A Blackout Period is imposed by the Company, when no optionee may exercise options.

In the event of death of an optionee, options held by such optionee may be exercised until the earlier of the expiry date of such options or one year from the date of death, which date will be extended to the date that is ten days after the end of a Blackout Period, if applicable after which the options terminate.

10.

Options will be adjusted in the event of any consolidation or subdivision of shares or the declaration of a dividend.  In the event of a take-over bid or a change of control, as defined in the Plan, the Options become vested and exercisable in accordance with the terms of the 2005 Plan.

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

To the knowledge of the directors and executive officers of the Company, only the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances, as at March 20, 2008:

Name	Number of Shares	Percentage of Outstanding Shares
John G. Paterson(1)	8,058,250	17.73%

    (1)    Based solely on the Company’s review of the public record, 789,250 shares are owned directly by John G. Paterson and  7,269,000 shares are owned by Global Gold Corporation, a private Ontario corporation ("Global").  Public records also indicate that John G. Paterson is president of Global and owns indirectly and/or exercises control or direction over the shares of the Company held by Global.

The shareholder identified above does not have special rights with respect to their common shares beyond those rights accorded all shareholders of the Company’s common shares.

As of February 29, 2008, there were 44,922,936 common shares of the Company issued and outstanding.  Based on the records of the Company’s registrar and transfer agent, Computershare Investor Services Inc. of Vancouver, Canada, as at such date there were 63 registered holders of the Company’s common shares resident in the United States, holding 5,654,996 common shares.  This number represents approximately 12.58% of the total issued and outstanding common shares of the Company as at February 29, 2008.

To the best of the Company’s knowledge, and from its review of the public record, the Company is not directly or indirectly controlled by another corporation, a foreign government or any other natural or legal persons severally or jointly and no stockholder owns more than five percent (5%) of its voting stock except as set forth above.

The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

B.

Related Party Transactions

Listed below are the only material transactions that were effected (or are proposed) since the beginning of the last three financial years between the Company or any of its subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

The Company or its subsidiaries is currently a party to consulting agreements with companies controlled by each of Timo Jauristo, Interim President and Chief Executive Officer and, Thomas W. Beattie, Corporate Secretary and VP Corporate Affairs, and with Alejandro Losada-Calderon, the Vice President Exploration. For further information about these agreements, please see “Item 6.  Directors, Senior Management and Employees -- B.  Compensation --Termination of Employment, Change in Responsibilities and Employment Contracts”.

No officer or director of the Company, or any associate of such person, was indebted to the Company at any time during the fiscal years ended December 31, 2007, 2006 or 2005.

C.

Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the years ended December 31, 2007, 2006 and 2005, including an Audit Report dated March 17, 2008.  The following financial statements are included:  Consolidated Balance Sheets as at December 31, 2007 and 2006; Consolidated Statements of Loss and Deficit for the Fiscal Years Ended December 31, 2007, 2006 and 2005; and Consolidated Statements of Cash Flows for the Fiscal Years Ended December 31, 2007, 2006 and 2005.  Also included are Notes to the Consolidated Financial Statements for the Fiscal Years Ended December 31, 2007, 2006 and 2005.  The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described in Note 17 to the consolidated financial statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

Legal Proceedings

On July 19, 2007, the Company disclosed that its special committee of independent directors, formed to review all aspects of the Boka Project, had determined that there were deficiencies in the Company's control procedures at the Boka Project which resulted in errors in previously reported assay results.  Furthermore, the review indicated that the integrity of certain stored drill core samples had been compromised.  As a consequence, the Company withdrew all of its previously announced results for the Boka Project and conducted a detailed review.  As a result of this review, a new Technical Report for the Boka Project was filed on SEDAR on November 9, 2007 and included a completed Inferred Mineral Resource estimate based on composited drill hole assay data from the reconstructed and validated assay database for the project. The Technical Report indicated that there is upside potential to the Boka Project and that the exploration concessions and mining licenses that make up the Boka Project are in good standing.

As a result of the developments on the Boka Project, the Company, along with John Paterson, former President and CEO of Southwestern, have been named as defendants in three prospective class action lawsuits filed in Ontario, Quebec and British Columbia by certain shareholders of the Company, claiming as much as $320 million in damages.  The lawsuits, brought in 2007 on behalf of shareholders who purchased the Company's common shares, allege primarily that the defendants negligently or recklessly misrepresented drilling results and other data and information relating to the Boka Project.  The lawsuit is at a very early stage and as a result the Company is not able to estimate the potential loss exposure.  The Company will vigorously defend the matter, although no assurances can be given with respect to the outcome of such proceedings.

In August 2007, the Company filed a lawsuit against John Paterson for, among other things, fraud, breach of fiduciary, statutory and contractual duties and insider trading.  The Company is seeking to recover all damages and losses caused to the Company.  In addition, in September and October 2007 the Company obtained injunctions from the Supreme Court of British Columbia which enjoined John Paterson, his wife and his affiliated Company, Glengarry Resource Management Inc., from dealing with their assets except as provided in the injunctions.  The Company is also working with its legal counsel in China to pursue all remedies against its former general manager for the Boka Project, John Zhang, relating to similar claims.

Dividend Policy

The Company has not paid any dividends on its Common Shares and has no dividend policy with respect to the payment of dividends.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9

THE OFFER AND THE LISTING

A.

Offer and Listing Details

The common shares of the Company have been listed for trading on The Toronto Stock Exchange (the “TSX”) since May 31, 1994.  The Company has one class of shares.  The following table sets out the annual high and low market prices of the common shares on the TSX during the five most recent full fiscal years through December 31, 2007:

	TSX	TSX
	HIGH (Cdn. $)	LOW (Cdn. $)
2003	20.43	3.23
2004	21.50	9.70
2005	12.57	7.25
2006	15.95	7.04
2007	8.66	0.50

The following table sets out the market price range of the common shares on the TSX for the last two fiscal years by fiscal quarter:

	TSX	TSX
	HIGH (Cdn. $)	LOW (Cdn. $)
2006
First Quarter	15.95	12.75
Second Quarter	15.35	8.16
Third Quarter	10.60	8.32
Fourth Quarter	10.00	7.04
2007
First Quarter	8.66	7.10
Second Quarter	8.20	5.51
Third Quarter	6.40	0.98
Fourth Quarter	1.04	0.50

The following table sets out the high and low market prices of the common shares on the TSX for the last six months:

	TSX	TSX
	HIGH (Cdn. $)	LOW (Cdn. $)
September 2007	1.28	0.98
October 2007	1.04	0.90
November2007	0.94	0.57
December2007	0.69	0.50
January2008	0.71	0.50
February 2008	0.61	0.47

On March 17, 2008, the closing price of the common shares on the TSX was Cdn. $0.50.

B.

Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The Company’s common shares are listed for trading on the TSX.

D.

Selling Shareholders

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.

Expenses of the Issue

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10

ADDITIONAL INFORMATION

A.

Share Capital

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.

Memorandum and Articles of Association

1.  The Company’s objects and purposes as set forth in its Memorandum and Articles:

In 2004, British Columbia adopted the Business Corporations Act (the “BCBCA”), which replaced the Company Act.  Under the BCBCA, a Memorandum is now called a “Notice of Articles”.  The Company has taken the necessary steps to bring its charter documents into conformity with the BCBCA and to that end has filed its Notice of Articles, with replaces the Company’s “Memorandum”, with the Registrar of Companies.  The Company’s Notice of Articles and Articles (the “Articles”) are silent as to the Company’s objects and purposes.

2.  Matters relating to Directors of the Company:

(a) Director’s power to vote on a proposal, arrangement or contract in which the director is materially interested:

Under the Articles a director is not allowed to vote on a proposal, arrangement, contract or transaction in which the director is materially interested, unless all the directors have a disclosable interest, in which case any or all of those directors may vote on such resolution.

(b) Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

Article 13.3 provides that “The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.”

(c) Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

Article 8 addresses the borrowing powers of the directors:

The Directors may, from time to time on behalf of the Company:  (1) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (2) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (3) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (4) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

(d) Retirement of directors under an age limit requirement:

The Company’s Articles are silent with regard to the retirement or non-retirement of directors under an age limit requirement.

(e) Number of shares, if any, required for qualification:

Article 13.4 states that “a Director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA , to become, act, or continue to act as a Director.”

3.  Rights, preferences and restrictions attaching to each class of shares:

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The holders of Common Shares are entitled to receive notice of, and attend and vote at, all meetings of shareholders of the Company. Each Common Share carries the right to one vote and all the shares rank equally as to voting.  The holders of Common Shares are entitled to dividends, if and when declared by the Board of Directors.  There are no conversion rights, special liquidation rights, pre-emptive rights, subscription rights, redemption or retraction rights attached to the Common Shares.  In the event of liquidation, dissolution or winding up of the Company, the holders of Common Shares shall be entitled to receive, on a prorated basis, all of the assets remaining after the Company has paid its liabilities. The Company may, by resolution of the Board of Directors and in compliance with the BCA, purchase any of its shares at the price and upon the terms specified in the resolution. Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

4.  Actions necessary to change the rights of holders of the Company’s shares:

The Company may:

(1)

by directors' resolution or by ordinary resolution, in each case as determined by the directors:

(a)

create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)

subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)

if the Company is authorized to issue shares of a class of shares with par value:

(i)

decrease the par value of those shares; or

(ii)   if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)

change all or any of its unissued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

(f)

alter the identifying name of any of its shares; and

(2)

by ordinary resolution otherwise alter its shares or authorized share structure.

The Company, save as otherwise provided by the Articles and subject to the BCBCA, may:

(1) By directors’ resolution or by ordinary resolution, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors’ powers, control or authority; and

(2) If the BCBCA does not specify the type of resolution and the Articles do not specify another type of resolution, the Company may by ordinary resolution alter the Articles.

5.  Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

The Company must hold a general meeting of shareholders at least once every calendar year at a time determined by the Board of Directors, but not later than 15 months after its last annual reference date. The Board of Directors may convene an extraordinary general meeting at any time. The Board of Directors must convene an extraordinary general meeting also upon requisition by the Company’s shareholders in accordance with the BCBCA. A shareholders’ requisition for an extraordinary general meeting must state the objects of the meeting requested and be signed by the requisitioning shareholders and deposited at the registered office of the Company. All shareholder meetings of the Company must be held in British Columbia, or at a place out of British Columbia approved by the Registrar.

At least 21 days’ notice of a shareholders meeting must be given to the shareholders entitled to attend the general meeting, specifying the place, day and hour of the meeting, and when special business is to be considered, the general nature of that business. Only shareholders of record on the record date fixed by the directors in accordance with the Act will be entitled to receive notice of, and to attend and vote at, a general meeting.

No business shall be transacted at any general meeting unless the requisite quorum is present at the commencement of the meeting. The quorum for the transaction of business at a general meeting is one person present in person, or represented by proxy.

6.  Limitations on rights to own securities of the Company:

There are no limitations upon the rights to own securities, except pursuant to the Company’s Shareholder Rights Plan, as described below.

The Investment Canada Act (the “ICA”) enacted on June 20, 1985, as amended by the Canada-United States Free Trade Agreement Implementation Act (Canada), requires the  notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business,” all as defined in the ICA. For the purposes of the ICA, “control” can be acquired through the acquisition of all or substantially all of the assets used in carrying on the Canadian business, or the direct or indirect acquisition of interests in an entity that carries on a Canadian business or which controls the entity, which carries on the Canadian business. Under the ICA, control of a corporation is deemed to be acquired through the acquisition of a majority of the voting shares of a corporation, and is presumed to be acquired where one third or more, but less than a majority, of the voting shares of a corporation are acquired, unless it can be established that the corporation is not controlled in fact by the acquirer through the ownership of voting shares. Other rules apply with respect to the acquisition of non-corporate entities.

To the best of the Company’s knowledge, there are no governmental laws, decrees or regulations in Canada relating to restriction on the import/export of capital, or which affect the remittance of interest, dividends, or other payments to non-resident holders of the Company’s common stock. Any such remittance to United States’ residents, however, is subject to a 15% withholding tax pursuant to Articles X, Xl, and XII of the reciprocal Canada-United States Income Tax Convention. Except for the ICA, there are no limitations under the laws of Canada, the Province of

British Columbia, or in the Charter or any other constituent documents of the registrant on the rights of foreigners to hold and/or vote the shares of the registrant. The provisions of the ICA provide legislative guidelines for screening and evaluating new foreign investment in Canada. The purpose of the legislation is to:

a.

encourage investment in Canada that contributes to economic growth and employment; and

b.

provide for the review of significant investments in Canada by non-Canadians to ensure such benefit to Canada.

All investments that meet the following criteria are subject to a review:

a.

direct acquisition of control of an existing Canadian business with assets of $5 million or more by a non-WTO investor;

b.

indirect acquisition of an existing Canadian business with assets of $50 million or more by a non-WTO investor;

c.

indirect acquisition of control of an existing Canadian business with assets of $5 million or more where the assets of the Canadian business being acquired exceed 50% of the total assets involved in the worldwide transaction;

d.

direct acquisition of control of an existing Canadian business with assets of $295 million or more by a WTO investor; and

e.

investments in prescribed areas related to cultural heritage or national identity where the discretionary authority to review is exercised.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of British Columbia or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

Shareholder Rights Plan

The Directors adopted and approved a shareholder rights plan agreement dated as of July 23, 2007 between the Corporation and Computershare which became effective the same day (the "Rights Plan").  The Rights Plan was implemented to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any take-over bid for the Corporation. The Rights Plan is designed, among other things, to prevent a creeping take-over of the Corporation and preserve its ability to obtain the best value for all Shareholders.  Under the terms of the Rights Plan and in accordance with applicable stock exchange rules, Shareholders ratified and confirmed the Rights Plan at a meeting dated January 23, 2008.

Objectives of the Rights Plan

The principal objectives of the Rights Plan are to ensure that in the context of a bid for control of the Corporation through an acquisition of the Corporation's Shares, the Directors have sufficient time to consider alternatives for maximizing Shareholder value, to provide adequate time for competing bids to emerge, to ensure that Shareholders have an equal opportunity to participate in such a bid and to give Shareholders adequate time to properly assess the bid and reduce the pressure to tender typically encountered by a shareholder of an issuer that is subject to a bid.

In adopting the Rights Plan, the Directors considered the following issues which exist in the current legislative framework governing take-over bids in Canada:

(a)

Time.  Securities legislation permits a take-over bid to expire in 35 days.  The Directors view this period as insufficient to allow Shareholders to adequately consider a take-over bid and to make a reasoned and unhurried decision.  The Rights Plan provides a mechanism whereby the minimum expiry period for a take-over bid must be 60 days after the date of the bid and securities tendered or deposited to the bid can only be taken up or paid for if at such date more than 50% of the Shares outstanding held by Independent Shareholders (generally, Shareholders other than the Offeror or Acquiring Person (someone who beneficially owns more than 20% of the outstanding Shares), their Associates and Affiliates, and Persons acting jointly or in concert with the Offeror or Acquiring Person) have been deposited or tendered.  The

Rights Plan is intended to provide Shareholders with adequate time to properly evaluate an offer and to provide the Directors with sufficient time to consider alternatives for maximizing Shareholder value.  Those alternatives could include, if deemed appropriate by the Directors, the identification of other potential bidders, the conducting of an orderly auction or the development of a restructuring alternative which could enhance Shareholder value.

(b)

Pressure to Tender.  A Shareholder may feel compelled to tender to a bid that the Shareholder considers to be inadequate out of a concern that failing to tender may result in the Shareholder being left with illiquid or minority discounted securities in the Corporation.  This is particularly so in the case of a partial bid for less than all securities of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Shares.  The Rights Plan provides a mechanism in the Permitted Bid provision which is intended to ensure that a Shareholder can separate the tender decision from the approval or disapproval of a particular take-over bid.  By requiring that a bid remain open for acceptance for a further ten Business Days following public announcement that more than 50% of the Shares held by Independent Shareholders have been deposited, a Shareholder's decision to accept a bid is separated from the decision to tender, reducing the undue pressure to tender typically encountered by a securityholder of an issuer that is the subject of a take-over bid.

(c)

Unequal Treatment.  While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of an issuer may be acquired pursuant to a private agreement in which a small group of securityholders dispose of their securities at a premium to market price which premium is not shared with other securityholders.  In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all securityholders.  The Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Shares, to better ensure that Shareholders receive equal treatment.

General Impact of the Rights Plan

The Rights Plan is not intended to secure the continuance of existing Directors or management in office, nor to avoid a bid for control of the Corporation in a transaction that is fair and in the best interests of Shareholders.  For example, through the Permitted Bid mechanism, Shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Directors.  Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Directors will continue to be bound to consider fully and fairly any bid for the Corporation's Shares in any exercise of its discretion to waive application of the Rights Plan or redeem the Rights.  In all such circumstances, the Directors must act honestly and in good faith with a view to the best interests of the Corporation.

The Rights Plan does not preclude any Shareholder from utilizing the proxy mechanism to promote a change in the management or direction of the Corporation, and has no effect on the rights of holders of outstanding Shares of the Corporation to requisition a meeting of Shareholders in accordance with the provisions of the Corporation's governing documents and securities legislation, or to enter into agreements with respect to voting their Shares.  The definitions of "Acquiring Person" and "Beneficial Ownership" have been developed to minimize concerns that the Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holders of institutional Shareholders and their clients.

The Rights Plan will not interfere with the day-to-day operations of the Corporation.  The issuance of the Rights does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements.  In addition, the Rights Plan is initially not dilutive and is not expected to have any effect on the trading of Shares.  However, if a Flip-In Event occurs and the Rights separate from the Shares, as described in the summary, reported earnings per Shares and reported cash flow per Shares on a fully-diluted or non-diluted basis may be affected.  In addition, holders of Rights not exercising their Rights after a Flip-In Event may suffer substantial dilution.

In summary, the dominant effect of the Rights Plan will be to enhance Shareholder value and ensure equal treatment of all Shareholders in the context of an acquisition of control of the Corporation.

7.  Provisions of Company’s articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company:

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

8.  Provisions governing the ownership threshold above which shareholder ownership must be disclosed:

The British Columbia Securities Act provides that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and of control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities must, within 10 days of becoming an “insider”, file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The British Columbia Securities Act also provides for the filing of a report by an “insider” of a reporting issuer who acquires or transfers securities of the issuer.  This insider report must be filed within 10 days of the date that the security is acquired.

The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those under the British Columbia Securities Act.  Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act.  In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act.  This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

C.

Material Contracts

Following is a summary of each material contract, other than contracts entered into the ordinary course of business, to which the Company is a party, during the previous two fiscal years:

Except for contracts entered into in the ordinary course of business, the following are the only material contracts entered into by the Company or its subsidiaries that are in effect:

1.

Escrow Agreement (the "Escrow Agreement") dated June 1, 2006 among the Company, Computershare Investor Services Inc. (the "Escrow Agent") and Zincore Metals Inc. (“Zincore”).  Pursuant to the Escrow Agreement, Southwestern, as a principal shareholder of Zincore, agreed to deposit in escrow its securities of the Zincore (the "Escrowed Securities") with the Escrow Agent. The Escrow Agreement provides that the Escrowed Securities will be released from escrow in equal tranches at six-month intervals over the 18 months following the listing of the Zincore common shares on the TSX which occurred on November 8, 2006 (that is, 25% of Southwestern’s holdings being released in each tranche, with an initial 25% tranche being released on the date of the closing of the IPO and the final tranche on April 7, 2008).

2.

Lock-Up Agreement dated September 5, 2006 between the Company, Computershare Investor Services Inc. as third party escrow agent, and Zincore whereby 34,000,000 common shares of Zincore owned by Southwestern are restricted from resale until November 7, 2008, subject to certain exceptions.

3.

Shareholder Rights Plan Agreement dated 23 January 2008 between the Company and Computershare Investor Services Inc.

4.

The following are consulting agreements and change of control agreements, general summaries of which are contained in Item 6- Directors, Senior Management and Employees, B. Compensation, Termination of Employment, Change in Responsibilities and Employment Contracts.

a.

Consulting Agreement between the Company and Austgold Consulting Ltd. dated April 1, 2007 and amended November 2, 2007.

b.

Consulting Agreement between the Company and Westvista Management Inc. dated April 1, 2007.

c.

Consulting Agreement between the Company’s wholly owned subsidiary Southwestern Gold (Bermuda) Ltd. and Alejandro Losada-Calderon dated February 23, 2007.

d.

Change of Control Agreement between the Company and Timo Jauristo dated April 1, 2007.

e.

Change of Control Agreement between the Company and Thomas W. Beattie dated April 1, 2007.

f.

Change of Control Agreement between the Company and Alejandro Losada-Calderon dated February 25, 2007.

g.

Change of Control Agreement between the Company and Giovanni Susin dated May 1, 2007.

D.

Exchange Controls

Canada has no system of exchange controls.  There are no exchange restrictions on borrowing from foreign countries or on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

E.

Taxation

Canadian Federal Income Tax Consequences

The following discussion is a summary of the principal Canadian federal income tax considerations generally applicable to purchasers of the Company’s Common Shares who, for purposes of the Income Tax Act (Canada) and Income Tax Regulations (the “Canadian Act”), deal at arm’s length with the Company, hold Common Shares as capital property, are not residents of Canada at any time when holding Common Shares, and do not use or hold and are not deemed to use or hold Common Shares in or in the course of carrying on business in Canada and, in the case of insurers who carry on an insurance business in Canada and elsewhere, do not hold Common Shares that are effectively connected with an insurance business carried on in Canada.  Such a purchaser is referred to in this discussion as a “shareholder”.

This summary is based on the current provisions of the Canadian Act and the Canada-United States Income Tax Convention (1980) (the “Treaty”) as amended.  This summary takes into account specific proposals to amend the Canadian Act publicly announced by the Minister of Finance prior to the date hereof and the Company’s understanding of the current published administrative and assessing practices of Revenue Canada, Taxation.  This summary does not take into account Canadian provincial income tax law or the income tax laws of any country other than Canada.

A shareholder of the Company will generally not be subject to tax pursuant to the Canadian Act on a capital gain realized on a disposition of Common Shares unless the Common Shares are “taxable Canadian property” to the shareholder for purposes of the Canadian Act and the shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty.  The Common Shares will not be taxable Canadian property to a shareholder provided that the Company is listed on a prescribed Canadian or foreign stock exchange within the meaning of the Canadian Act and provided that such shareholder, or persons with whom such shareholder did not deal at arm’s length (within the meaning of the Canadian Act), or any combination thereof, did not own 25% or more of the issued shares of any class or series of the Company at any time within five years immediately preceding the date of disposition.  In addition, the Treaty will generally exempt a shareholder who is a resident of the United States for purposes of the Treaty from tax in respect of a disposition of Common Shares provided that the value of the shares of the Company is not derived (directly or indirectly) principally from a real property interest (including resource property) situated in Canada.

Under the Canadian Act, a disposition of shares that constitute taxable Canadian property will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such shares, net of any disposition costs, exceeds (or is less than) the adjusted cost base of such shares to the shareholder.  Generally, unless exempt under an applicable bilateral tax treaty, one half of any such capital gain realized by the shareholder on a disposition or deemed disposition of such shares is included in computing his Canadian income tax for that year as a taxable capital gain.  One half of any capital loss realized by a shareholder on a disposition or deemed disposition of such a share in a taxable year may generally be deducted from his Canadian taxable capital gains for that year.

Under the Canadian Act, the disposition of a share by a shareholder may occur or be deemed to occur in a number of circumstances including on a sale or gift of such share or upon the death of the shareholder.

The initial adjusted cost base of a share to a shareholder will be the cost to him of that share.  Under the Canadian Act, certain additions to or reductions of the cost of a share may be required from time to time.  The adjusted cost base of each share of a corporation owned by a shareholder at any particular time will be the average adjusted cost base to him of all shares of the same class of that corporation owned by him at that time.

Any dividend, including stock dividends, paid or credited, or deemed to be paid or credited, by the Company to or for the benefit of a shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, subject to the provisions of any applicable bilateral income tax treaty.  Pursuant to the Treaty, the rate of withholding tax generally will be reduced to 15% in respect of dividends paid to a shareholder who is a resident of the United States for purposes of the Treaty.  The rate of withholding is further reduced to 5% if the beneficial owner of the shares is a corporation that is a resident of the United States for purposes of the Treaty and owns at least 10% of the voting shares of the Company.

United States Federal Income Tax Consequences

NOTICE PURSUANT TO IRS CIRCULAR 230:  NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A NON-U.S. HOLDER (AS DEFINED BELOW), FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (SEE DEFINITION BELOW).  THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS DOCUMENT.  EACH NON-U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH NON-U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

The following is a general discussion of the material U.S. federal income tax consequences, under current law, which may be applicable to a U.S. Holder (as defined below) of Common Shares of the Company.  This discussion does not address all potentially relevant U.S. federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of U.S. federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  (See “ Canadian Federal Income Tax Consequences” above.)

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made.  Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” is a holder of Common Shares of the Company who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for U.S. federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in or under the laws of the United States or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for U.S. federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust.  For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of U.S. federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation, persons subject to the alternative minimum tax, and persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distributions on Common Shares of the Company

Subject to the provisions of U.S. tax laws relating to passive foreign investment companies (PFICs) and controlled foreign corporations (CFCs), U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange date on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s U.S. federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the Common Shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

With effect from January 1, 2003, the United States reduced the maximum tax rate on certain qualifying dividend distributions to 15% (5% for certain U.S. Holders). In order for dividends paid by foreign corporations to qualify for the reduced rates, (1) the foreign corporation must meet certain requirements, including that it not be classified as a foreign investment company or a passive foreign investment company for U.S. federal income tax purposes in either the taxable year of the distribution or the preceding taxable year, and (2) the U.S. Holder must meet the required holding period.  In order to meet the required holding period, the U.S. Holder must hold the Company common shares for at least 60 days during the 120-day period beginning 60 days before the ex-dividend date.

There is the possibility that the Company common shares are passive foreign investment company shares.  As such, any dividends on the Company’s common shares may not be eligible for the reduced maximum tax rates.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations, which apply to the credit; among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its world-wide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

Subject to the provisions of U.S. tax laws relating to passive foreign investment companies (PFICs) and controlled foreign corporations (CFCs), U.S. Holders will recognize gain or loss upon the sale of Common Shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder’s tax basis in the Common Shares of the Company.  This gain or loss will be capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder unless the Company were to become a controlled foreign corporation.  For the effect on the Company of becoming a controlled corporation, see “Controlled Foreign Corporation Status” below.  Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences resulting from the holding and disposition of Common Shares of the Company:

Passive Foreign Investment Company

THE PFIC PROVISIONS OF THE U.S. TAX LAWS ARE EXTREMELY COMPLEX AND U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS WITH RESPECT TO THE POTENTIAL APPLICATION OF THE PFIC RULES TO THEIR HOLDINGS OF SHARES AND SECURITIES ISSUED BY THE COMPANY.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company (“PFIC”) is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the Company is a publicly traded controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Publicly traded corporations must apply this test on a fair market value basis only.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed.  Under one method, a U.S. Holder who elects in a timely manner to treat the Company as a Qualified Electing Fund (“QEF”), as defined in the Code, (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current U.S. federal income tax for any taxable year in which the Company’s qualifies as a PFIC on his pro-rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder’s taxable year in which (or with which) the Company taxable year ends, regardless of whether such amounts are actually distributed.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible at all in taxable years beginning after 1990.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC.  If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year.  If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder may also elect to recognize as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation (“CFC”), the Holder’s pro rata share of the Company’s earnings and profits. (But see “Elimination of Overlap Between Subpart F Rules and PFIC Provisions”).  Either the deemed sale election or the deemed dividend election will result in the U.S. Holder being deemed to have made a timely QEF election.

With respect to a situation in which a Pedigreed QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his Common Shares and (ii) certain “excess distributions”, as specially defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his Common Shares and all excess distributions over the entire holding period for the Common Shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC)

would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.  A Non-electing U.S.  Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible.  The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Common Shares, then the Company will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer by definition a PFIC.  A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which the Company is a PFIC and the U.S. Holder holds shares of the Company) (a “Non-Pedigreed Election”), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective.  U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the Common Shares while the Company is a PFIC whether or not it is treated as a QEF.  For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change.  Any such change could affect the validity of this discussion.  In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect.  There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion.  Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.  For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see “Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997” and “Elimination of Overlap Between Subpart F Rules and PFIC Provisions” below.

Mark-to-Market Election for PFIC Stock

A U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below.  This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders.  Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder’s adjusted basis in the stock is included in the Holder’s income.  The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year.  However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called “unreversed inclusions.”

For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder’s adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election.  If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner.  Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income.  Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses.  The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election.  Amounts includable in the CFC’s income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect.  If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder’s holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election.  However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer’s holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

THE CFC PROVISIONS OF THE U.S. TAX LAWS ARE EXTREMELY COMPLEX AND U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS WITH RESPECT TO THE POTENTIAL APPLICATION OF THE CFC RULES TO THEIR HOLDINGS OF SHARES AND SECURITIES ISSUED BY THE COMPANY.

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by U.S. Holders, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company, the Company would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code.  This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of “Subpart F income” (as defined by the Code) of the Company and the Company’s earnings invested in “U.S. property” (as defined by the Code).  In addition, under Section 1248 of the Code, gain from the sale or exchange of Common Shares of the Company by such a 10% U.S. Holder of Registrant at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because the Company may never be a CFC, a more detailed review of these rules is beyond the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under Section 1297(d) of the Code, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders.  For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a “United States Shareholder,” see “Controlled Foreign Corporation,” above).  The exception only applies to that portion of a U.S. Holder’s holding period beginning after December 31,

1997.  For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this provision, if the Company were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election.  The PFIC provisions will however continue to apply to PFIC/CFC U.S. Holders for any periods in which they are not subject to Subpart F and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in the Company as if those shares had been sold.

The PFIC provisions of the Code are very complicated, and U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the PFIC rules and how they may impact their U.S. federal income tax situation.

F.

Dividends and Paying Agents

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.

Statement by Experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.

Documents on Display

Copies of the Company’s exhibits and documents are available for inspection at the Company’s head office located at 1650 – 701 West Georgia Street, Vancouver, British Columbia, Canada.

I.

Subsidiary Information

The information referred to in this section is not required for reports filed in the United States.

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has not commenced mining operations and accordingly, has no gold operating revenues.  However, future fluctuations in the price of gold could impact the Company’s ability to secure future financing on the Company’s existing mineral property interests.

Gold prices may fluctuate widely from time to time and are affected by numerous factors, including the following: expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic circumstances and governmental policies, including those with respect to gold holdings by central banks. The demand for, and supply of, gold affect gold prices, but not necessarily in the same manner as demand and supply affect the prices of other commodities. The supply of gold consists of a combination of new mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. The demand for gold primarily consists of jewelry and investments. Additionally, hedging activities by producers, consumers, financial institutions and individuals can affect gold supply and demand. While gold can be readily sold on numerous markets throughout the world, its market value cannot be predicted for any particular time.

Fluctuations in the price of commodities required for the construction and operation of a gold mine, including fuel and steel, could also impact the economics of the project and the Company’s ability to secure future financing.

At December 31, 2007 the Company does not have significant foreign currency assets or liabilities and does not incur significant expenses in foreign currencies.  Consequently, the Company is not currently subject to significant foreign exchange risk.

Other than the capital lease obligations, the Company has no interest bearing long-term liabilities.  However, the rate of return on the Company’s portfolio of short-term investments and cash equivalents is subject to change based on movements in market interest rates.

The Company does not currently engage in any hedging or derivative transactions to manage these risks.

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

PART II

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The Company has no material debts requiring current payment.  The Company has not declared any dividends on its common stock.  The Company has no other class of share.  Therefore, there are no material defaults, dividend arrears or delinquencies.

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Except as disclosed herein, neither the Company nor any other person has (i) modified materially any instrument defining the rights of holders of any class of registered securities, (ii) modified materially or qualified the rights evidenced by any class of registered securities by issuing or modifying any other class of securities, or (iii) withdrawn or substituted a material amount of the assets securing any class of registered securities.  There has been no change in the trustees or paying agents for any of the Company’s securities during the previous fiscal year.

ITEM 15

CONTROLS AND PROCEDURES

A.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2007, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

B.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Vice-President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(a) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and the directors of the Company; and

(c) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company’s management has concluded that the Company’s internal controls over financial as at December 31, 2007 was effective as of such date.

The effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears herein.

C.

Attestation Report of the Registered Public Accounting Firm

We have audited the internal control over financial reporting of Southwestern Resources Corp. and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated March 17, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles and conditions and events that raise substantial doubt on the Company’s ability to continue as a going concern.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

March 17, 2008

D.

Change in Internal Control over Financial Reporting

There have been no changes in our internal control of financial reporting (as defined in Rules 13a – 15(f) and 15d – 15(f) under the Exchange Act) during the quarter ended December 31, 2007 that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an Audit Committee established by the Board of Directors.  The members of the Audit Committee are James B. Hume, W. David Black and William D. McCartney.  The Board has designated James B. Hume and William D. McCartney as “Audit Committee Financial Experts” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.  Mr. Hume and Mr. McCartney are “independent” as that term is defined under the rules of the American Stock Exchange.

ITEM 16B

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers, employees and consultants, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer.  The Company’s Code of Business Conduct and Ethics is posted on its website, www.swgold.com.

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Deloitte & Touche LLP to the Company for each of the fiscal years ended December 31, 2007 and 2006 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2007	Year Ended December 31, 2006
Audit Fees (1)	$275,986	$113,000
Audit-Related Fees (2)	0	28,000
Tax Fees (3)	12,900	12,560
All Other Fees	-	-
Totals	$288,886	$153,560

NOTES:

(1)  “Audit Fees” represent fees for the audit of the Company’s annual financial statements, review of the Company’s interim financial statements and review in connection with the Company’s statutory and regulatory filings.  Amounts shown are the aggregate Audit Fees billed and related to the last two fiscal years.

(2)  “Audit-Related Fees” represent fees billed for assurance and related services that are related to the performance of the audit or review of the Company’s financial statements, principally for consultation concerning financial accounting and reporting standards and translation services.

(3)  “Tax Fees” represent fees for Canadian corporate tax advice.

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of all audit and non-audit services by the external auditors.  The Audit Committee may delegate pre-approval authority to a member of the Audit Committee.  The decisions of any Audit Committee member to whom pre-approval authority is delegated must be presented to the full Audit Committee at its next scheduled meeting.  All of the engagements and fees for 2007 were pre-approved by the Audit Committee.  The Audit Committee reviews with Deloitte and Touche LLP whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.

ITEM 16D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES___

The information referred to in this section is not applicable as to the Company, as its common shares are not listed on any U.S. securities exchange.

ITEM 16E

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Values) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month #1 (Jan. 1 to Jan. 31)	nil	nil	366,900	1,633,100
Month #2 (Feb. 1 to Feb. 28)	157,000	7.39	523,900	1,476,100
Month #3 (Mar. 1 to Mar. 31)	463,600	8.21	987,500	1,012,500
Month #4 (Apr. 1 to Apr. 30)	45,000	7.82	1,032,500	967,500
Month #5 (May 1 to May 31)	173,000	7.15	1,205,500	794,500
Month #6 (Jun. 1 to Jun. 30)	92,000	7.14	1,297,500	702,500
Month #7 (Jul. 1 to July. 31)	nil	nil	1,297,500	702,500
Month #8 (Aug. 1 to Aug. 31)	nil	nil	1,297,500	702,500
Month #9 (Sept. 1 to Sept. 30)	nil	nil	1,297,500	702,500
Month #10 (Oct. 1 to Oct. 31)	nil	nil	1,297,500	702,500
Month #11 (Nov. 1 to Nov. 30)	nil	nil	1,297,500	702,500
Month #12 (Dec. 1 to Dec. 31)	nil	nil	1,297,500	702,500

PART III

ITEM 17

FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

ITEM 18

FINANCIAL STATEMENTS

See Item 17.

ITEM 19

EXHIBITS

The following exhibits are attached and incorporated herein:

Description of Document
1.1	Certificate of Incorporation	*
1.2	Certificate of Change of Name
1.3	Articles
2.1	Shareholder Rights Plan Agreement, between the Company and Computershare Trust Company of Canada dated 23 July 2007
4.1	Consulting Agreement – Austgold Consulting Ltd.
4.2	Consulting Agreement – Westvista Management Inc.
4.3	Consulting Agreement – Alejandro Losada-Calderon
4.4	Change in Control Agreement – Austgold Consulting Ltd.
4.5	Change in Control Agreement - Westvista Management Inc.
4.6	Change in Control Agreement - Alejandro Losada-Calderon

4.7	Change in Control Agreement – Giovanni Susin
4.8	Evergreen Stock Option Plan
4.9	Escrow Agreement
4.10	Lock-Up Agreement
10	Black Out Notice
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Author Joerg Kleinboeck
15.2	Consent of Author Caracle Creek International Consulting Inc.
15.3	Consent of Author Warwick Board
15.4	Consent of Author Alex Trueman
15.5	Consent of Author Gary Hawthorn
15.6	Consent of Author Snowden Mining Industry Consultants Inc.
99.1	Consolidated Financial Statements for Years Ended December 31, 2006 and 2007
99.2	Management’s Discussion and Analysis

*

Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Annual Report on Form 20-F for the year ended December 31, 2007, to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated at Vancouver, British Columbia, this 28 day of March, 2008.

Southwestern Resources Corp.

Per:

“Timo Jauristo”

Timo Jauristo

Interim President and

Chief Executive Officer

 [DUPLICATE EXHIBIT LIST]