Form 20-F/A
period 2007-12-31
SOUTHWESTERN RESOURCES CORP
filed 2008-04-15
CIK 1095075

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A (Annual Report)
(Amendment No. 1)
(Mark One)

☐	Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to                     .
Commission file number 000-30308
or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Southwestern Resources Corp.
(Exact name of registrant as specified in its charter)
Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)
Suite 1650 — 701 West Georgia Street, Vancouver, British Columbia V7Y 1C6
(Address of principal executive offices)
Giovanni Susin, Tel: 604.669.2525, E-mail: gsusin@swgold.com
Suite 1650 — 701 West Georgia Street, Vancouver, British Columbia V7Y 1C6
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares without Par Value	Toronto Stock Exchange
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
Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐ U.S. GAAP
☐ International Financial reporting Standards as issued by The International Accounting Standards Board
☑ Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☑ Item 18 ☐
Indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐ No ☐ Not Applicable ☑
The information set forth in this Form 20-F annual report is as at December 31, 2007 unless an earlier or later date is indicated.
All amounts in annual report are based on accounting principles generally accepted in Canada, unless stated otherwise.

EXPLANATORY NOTE
This Amendment No. 1 on Form 20-F/A (the “Amendment”) to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission (the “Commission”) on March 28, 2008 (the “Form 20-F”), is being filed solely for the purpose of revising the information contained in Item 6, “Directors, Senior Management and Employees” to conform with the Company’s Management Information Circular for its upcoming Annual and Special General Meeting to be held in Vancouver, Canada on May 6, 2008. As a result of revising Item 6, two additional exhibits are also being filed, as reflected in the revised Index of Exhibits (Item 19). As a result of the amendments, the signature page and certifications have also been revised.
Therefore, this Amendment consists of this explanatory note and an amended Annual Report on Form 20-F/A.
This Amendment speaks as of the date of the initial filing of the Form 20-F. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F. As a result, our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, as amended by this Amendment, continues to speak as of the initial filing date of the Form 20-F.

Glossary of Mining Terms
Arsenopyrite — a metallic mineral composed of iron, arsenic and sulphur.
Assay — the chemical test of rock samples to determine the mineral content.
Clastic — pertaining to or being a rock or sediment composed principally of broken fragments that are derived from pre-existing rocks or minerals and that have been transported individually some distance from their places of origin.
Fault — a break across which rock units are displaced.
Feasibility Study — a study, which provides sufficient information to establish the commercial viability of a project.
Formation — a distinctive body of rock that is given a name to distinguish it from other rocks on a geological map.
Host-Rock — the rock enclosing a particular feature such as mineralization or veins.
Mineralization — rock that contains an undetermined amount of minerals or metals.
Ore — rock, generally containing metallic or non-metallic minerals that can be mined and processed at a profit.
Sulphide — means a compound of metal and sulphur. Metals such as copper, nickel, lead and zinc occur most commonly as suphides.
Tonne — metric unit of weight equivalent to 1.102 tons.
Volcaniclastic — a clastic rock containing volcanic material in whatever proportion, and without regard to its origin or environment.

(1)	Please refer to “Use of Mineral Reserve and Resource Technology” on the following page.

Forward Looking Statements and Cautionary Notices
This Annual Report of Form 20-F contains forward-looking statements including, but are not limited to, statements with respect to the timing and possible outcome of pending litigation, the future price of gold, silver and other metals, the estimation of mineral resources, the realization of mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.
Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about Southwestern’s business and the industry and markets in which it operates. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which are difficult to predict and which may cause the actual results, performance or achievements of Southwestern to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, Southwestern’s access to additional capital to fund future activities; the loss of mineral properties or the inability to obtain mining licences; the inherently risky nature of Southwestern’s activities and its lack of experience in bringing an exploration property into production; its ability to repatriate any earnings; foreign exchange fluctuations; the political stability and economic uncertainty of those areas in which Southwestern carries on operations and the lack of infrastructure in those areas; title risks; the risks and uncertainties associated with joint ventures and Southwestern’s reliance on third parties; statutory and regulatory compliance; the adequacy and availability of insurance coverage; Southwestern’s dependence upon employees and consultants and fluctuations in mineral prices; risks related to the adverse occurrences concerning the Company’s Boka Gold Project, including risks related to the class action lawsuits, the ongoing negative publicity for the Company and the potential for further impairment of the Boka Gold Project; risks related to the Company’s history of net losses and uncertainty of obtaining additional financing; risks related to international operations; actual results of current exploration activities; results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this Form 20-F. Although Southwestern has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended, as well as other risk factors described in this Form 20-F under “Item 3. Key Information — D. Risk Factors”. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Southwestern expressly disclaims any intent or obligation to update these forward-looking statements, unless it specifically states otherwise.

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
Table 1. Selected Financial Data — Canadian GAAP
(Expressed in thousands, except per share amounts)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2007	2006	2005	2004	2003
			(as restated)	(as restated)	(as restated)

Interest and Other Revenue	1,721	2,333	1,346	1,127	445

Net Loss	(48,988)	(1,450)	(9,540)	(18,525)	(8,049)

Net Loss Per Common Share	(1.09)	(0.03)	(0.22)	(0.44)	(0.23)

Total Assets	58,507	119,926	108,174	82,179	45,264

Long Term Debt	—	—	—	—	—

Share Capital	175,769	179,239	178,923	149,476	107,635

Shareholders’ Equity	56,930	107,126	105,698	80,556	44,863

Common Shares Outstanding	44,923	45,854	45,934	42,786	39,122
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

Had the Company followed U.S. GAAP, the items disclosed in Table 1 above would have been reported as follows (all amounts are in Canadian dollars):
Table 2. Selected Financial Data — U.S. GAAP
(Expressed in thousands, except per share amounts)

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2007	2006	2005	2004	2003

Interest and Other Revenue	1,721	2,333	1,346	1,127	445

Net Loss	(25,506)	(23,930)	(17,180)	(19,227)	(10,035)

Net Loss Per Common Share	(0.56)	(0.52)	(0.39)	(0.46)	(0.28)

Total Assets	30,547	67,618	76,084	55,102	33,692

Long Term Debt	—	—	—	—	—

Share Capital	175,769	179,239	178,923	149,476	107,635

Shareholders’ Equity	28,970	56,750	73,608	53,479	33,291

Common Shares Outstanding	44,923	45,854	45,934	42,786	39,122
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
D. Risk Factors
Class Actions and Lawsuits
The Company is named as a defendant in several class action lawsuits filed by certain shareholders of the Company. The Company cannot assure that it will succeed in defending any claims, that judgments will not be entered against it with respect to any litigation or that reserves the Company may set aside will be adequate to cover any such judgments. If any of these actions or proceedings against the Company is successful, it may be subject to significant damages awards. Any such award for damages could materially and adversely affect the Company’s financial condition, liquidity and results of operations for the quarter or year in which the Company records it, as well as the Company’s ability to favorably resolve its other lawsuits. In addition, the Company is the plaintiff in a lawsuit against its former President and CEO in which it seeks the recovery of substantial payments. See “Legal Proceedings and Regulatory Actions” for more information.
The Company is incurring significant legal fees in prosecuting and defending its lawsuits, and it may not ultimately prevail in such lawsuits or be able to collect on such judgments if it does. The Company may not have sufficient cash resources to commence and/or prosecute some or all of the legal claims that the Company may have against third parties. Additionally, the defense of these claims could divert the attention of the Company’s management and other personnel for significant periods of time.
Should the ultimate resolution of the action differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result. Management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuits, and it is possible that the Company will be required to pay substantial judgments. Expenses incurred in connection with these matters (which include substantial fees of lawyers and other professional advisors and potential obligations to indemnify officers and directors who may be or become parties to such actions) could adversely affect the Company’s cash position.
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
The Company has a disclosure and stock trading policy that governs communications with shareholders and others and reflects the Company’s commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws. The Company has a disclosure committee to review and determine disclosure of material information and to mitigate risks associated with the disclosure of inaccurate or incomplete information. There can be no assurance that the Company’s processes will be followed by all committee members at all times.

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
Compliance with Laws and Legal Standards
The Company relies on its employees, officers, board of directors and partners to demonstrate reasonable legal and ethical standards. Situations might occur where individuals do not adhere to the Company’s policies, thereby exposing the Company to the possibility of damages, sanctions and fines, or negatively affecting financial or operating results.
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
Negative Publicity
As a result of the Company withdrawing on July 19, 2007 all its previously announced results for the Boka Project, the Company has been the subject of continuing negative publicity. This negative publicity may have an effect on the terms under which some joint venture partners will be willing to do business with the Company and could affect the Company’s financial performance or financial condition. The Company also believes that many of its employees are operating under stressful conditions, which reduce morale and could lead to increased employee turnover. Continuing negative publicity could have a material adverse effect on the Company’s business, the market price of its publicly trading shares, and its ability to raise capital.
Continued Assessment of the Boka Project
The Company is an exploration stage mineral exploration company engaged in the identification, acquisition, evaluation and exploration of mineral properties. The continued assessment of the Boka Project could result in a further write-down, termination of exploration and development work or loss of the Company’s interest in the Boka Project. If any of the foregoing were to occur, this would have a material adverse effect on the Company’s business, financial condition and results of operations. The future prospects of the Boka Project are contingent and uncertain.
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
See “Item 10. Additional Information — E. Taxation” for more detailed discussion of United States Federal Income tax consequences for U.S. holders as defined.
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

The Company’s principal property in Peru is the Liam Gold-Silver Project situated in the Department of Cuzco in the southern portion of the Peru Tertiary Volcanic Belt and located 170 kilometres northwest of Arequipa. This project is a 50/50 Joint Venture with Newmont Peru Limited and is comprised of 282,292 hectares of exploration concessions
The Company’s principal property in China is the Boka Gold Project (the “Boka Gold Project”) in Yunnan Province, in which it has earned interests under an agreement entered into in November 2002. The Boka Gold Project covers an area of approximately 157 square kilometres of exploration concessions and mining leases located about 150 kilometres north of the capital city of Kunming in north central Yunnan Province and adjoins, along the southwest edge, the Dongchuan Copper Camp that has been mined continuously since the 1950’s.
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
All of the Company’s properties are at the exploration stage, without any commercially viable mineral deposits or reserves.
During the past three years the Company has conducted its exploration activities principally in China and Peru.
Recent Intercorporate Developments
The Company formerly held a 15.1% interest in Aurora Platinum Corp. (“Aurora”), previously a TSX Venture Exchange (“TSXV”) listed company exploring for nickel-copper-platinum-palladium as well as other metals in Canada (Ontario and Québec). On July 1, 2005, all of the shares of Aurora were acquired by FNX Mining Company Inc. (“FNX”), a TSX listed company, in exchange for shares of FNX. As a result of this transaction, Southwestern received 644,133 shares of FNX. During 2005 and 2006, all of the FNX shares held by Southwestern were sold for total proceeds of $8,749,417.
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
Recent Developments in 2007
On July 4, 2007, Timo Jauristo was appointed interim President and Chief Executive Officer (“CEO”) following John Paterson’s resignation as President, CEO, and Director of the Company on June 19, 2007.

On July 19, 2007, the Company disclosed that its special committee of independent directors formed to review all aspects of the Boka Project, had determined that there were deficiencies in the Company’s control procedures at the Boka Project which resulted in errors in previously reported assay results. Furthermore, the review indicated that the integrity of certain stored drill core samples had been compromised. As a consequence, the Company withdrew all of its previously announced results for the Boka Project and initiated a detailed review. As a result of this review, a new NI-43-101 Technical Report for the Boka Project was filed on SEDAR (www.sedar.com) on November 9, 2007 and included a completed Inferred Mineral Resource estimate based on composited drill hole assay data from the reconstructed and validated assay database for the project. That Technical Report indicated that there is upside potential to the Boka Project and that the exploration concessions and mining licenses that make up the Boka Project are in good standing.
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
In August 2007, the Company announced that it had commenced legal action in the Supreme Court of British Columbia against John Paterson, and certain affiliated companies, for, among other things, fraud, breach of fiduciary, statutory and contractual duties and insider trading. The Company is seeking to recover damages and losses caused to the Company. (See “Item 8 — Financial Information - Consolidated Statements and Other Financial Information — Legal Proceedings”).
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

The Company and John Paterson have been named in three class-action lawsuits in British Columbia, Ontario and Quebec where the plaintiffs allege that the Company and Paterson negligently or recklessly misrepresented the quantity of gold in drill samples taken from the Boka Project. The Company is vigorously defending itself against such claims. The consolidated financial statements as at December 31, 2007 do not include any provisions for liability that may be necessary should the Company be unsuccessful in defending such claims as the amount of the potential liability is not determinable as of the date of these financial statements. (See “Item 8 — Financial Information — Consolidated Statements and Other Financial Information — Legal Proceedings”).
Public Takeover Offers
During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.
B. Business Overview
Summary
The Company is a mineral exploration company engaged in the location, evaluation, acquisition and exploration of mineral properties with the potential to host gold, silver and base metals. The Company holds interests in material mineral properties in Peru and China. The Company’s exploration activities are focused on gold, silver and base metals at its Peruvian properties and on gold at its Chinese property. The Company’s Peruvian properties are held through the Company’s 100% owned subsidiary Minera del Suroeste S.A.C., while the Company’s China property is held through the Company’s 100% owned subsidiary Canadian Southwest Gold Inc. See “— C. Organizational Structure.” All of the Company’s properties are in the exploration stage without any assurances that commercially viable mineral deposits, a reserve, exist in any of the Company’s properties until further work is done and a final evaluation concludes economic and legal feasibility.
The long-term objectives of management of the Company are to seek lower risk, higher potential properties that can be advanced to the proven reserve category with minimum expenditures. The Company’s policy is to lower its exposure at various stages of exploration by joint venturing properties to a third party while attempting to maximize shareholder value. Management has set a long term goal for the Company to be a significant producer of precious and base metals. The Company believes this goal can be best achieved by financing future development of various properties by selling portions thereof to major mining operators and then structuring joint ventures in such a way that the Company retains a significant interest without being required to contribute funds until the property is in production. The Company intends to finance its activities with the proceeds from private offerings, public offerings, income from operations, and through joint ventures.
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
Foreign investment framework
Peru signed the Constitutive Agreement of the World Bank’s Multilateral Investment Guaranty Agency (MIGA), which was ratified by the Peruvian Congress on April 2, 1991. Peru has also signed the World Bank’s International Covenant on the Settlement of Investment Disputes between States and Nationals of Other States (ICSID). Furthermore, Peru has signed a Covenant with the United States Overseas Private Investment Corporation (OPIC).
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
Peru has a financial transactions tax of 0.07% on all transactions in the Peruvian banking system which is withheld each time a transaction occurs (the rate will be reduced to 0.06% for the year 2009; and, to 0.05% as of the year 2010). Peru also has an assets tax of 0.5% on a company’s net assets which exceed approximately US$347,000, based on the Company’s prior year’s balance sheet. This tax is only payable by companies that have commenced production and the rate will be reduced to 0.4% as of January 1st, 2009.
In Peru, the General Tax on Sales (“IGV”) is a value added tax paid on all sales of goods and services and importation at the rate of 19% of the value of the sale and is paid by the recipient of the goods and services at the time of each transaction. This tax may be refunded as a fiscal credit against taxes payable on sales or provisions of services. The credit is personal and non-transferable other than in the case of a company’s reorganization. Acquisitions and investments incurred by a mining company prior to the sale of minerals or properties, in the exploration stage, may be accumulated as pre-operative expenses and deducted from taxes due once income is generated by operations. Mining exploration companies may qualify for the early recovery of the 19% IGV paid on goods and services if an exploration project has minimum expenditures of US$500,000 and approval has been received from the Peruvian Ministry of Energy and Mines in the form of an Exploration Investment Agreement.
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
China
Currency
The current monetary unit in China is the Renminbi (“RMB”) (also referred to as yuan)1.
Outward Remittance of Profits
China has a set of regulations relating to outward remittance of foreign investors’ share of profits and final repatriation of their investments in foreign currency. Subject to payment of applicable taxes on profits, the foreign investor in a foreign invested enterprise may receive from China in foreign exchange, its shares of the distributable profits or dividends. Remittance of some other amounts (including, for instance, proceeds of sale arising from a disposal by the foreign investor of any of its investment in China and a foreign investor’s distributable income derived from the assets of the foreign investment enterprise after its liquidation) out of China is subject to the approval of the State Administration of Foreign Exchange or its local branch office. There can be no assurance that additional restrictions on the repatriation of earnings in China will not be imposed in the future.
Environmental Law
In March 1994, the Chinese government adopted and promulgated China Agenda 21 — White Paper on China’s Population, Environment and Development in the 21st Century. This document put forward China’s overall strategy, measures and program of action for sustainable development. The Environmental Protection Law of the People’s Republic of China has established the basic principles for balancing environmental protection with economic and social development and defines the rights and duties of governments of all levels and of all individuals and corporations regarding environmental protection. China has enacted and promulgated many special laws governing environmental protection, including the Law on the Prevention and Control of Water Pollution, the Law on the Prevention and Control of Air Pollution and the Law on the Prevention and Control of Environmental Pollution by Solid Waste. In addition, the Chinese government has enacted more than 30 administrative decrees regarding environmental protection.
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
Mining Law
Natural resources in China are the property of the State. A new Mineral Resources Law of the People’s Republic of China came into force on January 1, 1997. The Ministry of Land and Resources (“MOLAR”) has central control over all mineral resources in China. MOLAR and the departments of land and resources (“DOLAR”) at the provincial and county level are responsible for issuing exploration and mining permits, which represent the rights to explore and mine natural resources in China.

[1]	As of 29 February, 2008 the exchange rate was 7.27 RMB per Canadian Dollar.

In early 1998 three regulations were promulgated, regarding (a) Registering to Explore for Mineral Resources Using the Block System; (b) Registering to Mine Mineral Resources; and (c) Transferring Exploration Rights and Mining Rights. In late 2000, a regulation was promulgated regarding the Grant and Transfer of Mineral Rights. On June 11, 2003, MOLAR issued the Measures for the Administration of Invitation to Bid, Auction and Listing of Exploration Rights and Mining Rights (for Trial Implementation), which was amended in part by MOLAR’s Notice of Further Regulating the Administration of the Grant of Mineral Rights issued on January 20, 2006. Depending on the type of mineral, the granting of exploration rights and mining rights may be subject to invitation to bid, auction or listing.
Applicants, subject to certain registration and business license requirements, may apply to obtain exploration permits. Under the Circular on Relevant Issues in Standardizing the Scope of Authorization to Grant Exploration Permits and Mining Licenses (the “MOLAR Circular”) issued by MOLAR on September 30, 2005, subject to the Foreign Investment Catalogue, the foreign-invested enterprises are put on an equal footing with domestic companies in relation to the issuance of mineral rights and in certain circumstances the relevant DOLAR at the provincial level is delegated with the authority to issue exploration permits to them. Permit holders must pay an annual exploration fee ranging from 100 to 500 RMB per square kilometre. Minimum exploration expenditures of 2,000 Renminbi in the first year, 5,000 RMB in the second year and 10,000 RMB each year thereafter for each square kilometre must be committed within an exploration permit. Generally, an exploration permit is valid for no more than three years but extensions may be granted for periods not to exceed two years for each extension. Exploration programs must commence within six months of the issuance of the exploration permit. Otherwise, fines may be imposed depending on the size of the exploration permit.
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
Exploration rights and mining rights can be transferred, with government approval, provided that, among other things, a minimum capital investment has been made and a minimum period has passed since the transferor’s original acquisition of such rights.
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
Tax Law
On March 16, 2007, the Enterprise Income Tax Law (“New Law”) was promulgated by the National People’s Congress (“NPC”) and became effective on January 1, 2008. Generally, a foreign-invested exploration and mining company (“FIMC”) that engages in the mining of metal ores will be subject to the following taxes and fees in China under the New Law:

Enterprise Income Tax. An FIMC is subject to a 25% enterprise income tax calculated on net income beginning in 2008. The enterprise income tax rate could be reduced to 15% through 2010 if the FIMC is located in the Western Region and is considered an “encouraged project” by the tax authority. Under the New Law, high-technology enterprises newly established in the Western Region and supported by the State will enjoy certain transitional preferential treatment. Irrespective of the transitional treatment specific to the Western Region, the Cooperative Company may be eligible to enjoy a five-year grandfather treatment since it was established prior to the enactment of the New Law. As part of this grandfather treatment, until the end of 2012, the Cooperative Company may enjoy a 2+3 tax holiday (i.e., exemption from enterprise income tax for two years, followed by 50% reduction of enterprise income tax for three years). The New Law provides that the 25% enterprise income tax rate will be phased in gradually in accordance with rules to be promulgated by the State Council for foreign invested enterprises that are currently enjoying a tax rate lower than 25%.
Dividends. Under the New Law, the interest and dividends of foreign investors shall be subject to a withholding income tax at a rate of 20%, but currently the rate is discounted to 10%.
VAT. Value-added tax (“VAT”) is levied on the sale of goods and the provision of certain categories of processing and other services under the Provisional Regulations on Value-Added Tax. The general rate of VAT is 17%. The mining and dressing of ferrous and most non-ferrous minerals is subject to a 13% rate. Gold production is currently ‘zero rated’ for VAT purposes.
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
Mineral Resource Compensation Fee. An FIMC, as the mining rights holder, must pay a mineral resource compensation fee, which equals to a certain percentage of the revenue generated from sales of relevant mineral products, ranging from 0.5% to 4%. The applicable rate is subsequently reduced through the application of a “recovery rate coefficient”. FIMCs engaged in exploration and mining of non-oil/gas mineral resources in the Western Region are exempt from paying exploration rights use fee and mining rights use fee for one year and pay half of the fees in the ensuing two years. An FIMC that is engaged in an exploration or mining project that is encouraged under the Foreign Investment Catalogue is exempt from paying the mineral resource compensation fees for five years.
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

C. Organizational Structure
D. Property, Plant and Equipment
Liam Gold-Silver Project
The following disclosure is derived from the 43-101 Technical Report dated March 24, 2008 prepared by Joerg M. Kleinboeck, B.Sc., P. Geo. of Caracle Creek International Consulting Inc. titled “Independent Technical Report, Liam Gold Silver Property, Department of Cusco, Peru” (the “Liam Technical Report”). The full text of the Liam Technical Report can be found at SEDAR (www.sedar.com).
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
The zones that exhibit characteristics of high sulphidation type epithermal gold-silver mineralization are, Cerro Crespo, Cerro Queshca, Astana, Astana South, Astana Southwest — Careli and Aluja. Low sulphidation type epithermal gold-silver mineralization is present at Farallon, Ibel, Huacullo, and Gran Leon. At Numa, the mineralization is of the limestone-hosted silver-lead-zinc type, although it does show some characteristics associated with epithermal type mineralization.
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
Pacobamba — 7 holes totaling 1384.6m were drilled testing mineralization hosted in epithermal breccias and skarn environments.
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
Location and Access
The Boka Gold Project is located in the north-eastern part of the Yunnan Province of the People’s Republic of China at a latitude of 26°29’N and a longitude of 103°02’E, approximately 265 kilometres by road to the north of the provincial capital city of Kunming. The road is paved all the way and is suitable for vehicular logistical support of an exploration project on the plateau. The entire journey from Kunming to the Property takes approximately three to four hours.
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
Regional extensional conditions in the western marginal parts of the Yangtze Platform from the Devonian onwards resulted in the development of numerous rift-related basins and troughs. The Boka Property is situated immediately to the west of a major rift-related structure — the Xiaojiang Fault — in the eastern part of the Panxi Rift. This fault extends for hundreds of kilometres and is seismically active.
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
Developments During 2007 — Withdrawal of Previously Reported Drill Results
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
Effective as of January 1, 2007 the Company has adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 — Financial Instruments — Recognition and measurement, CICA Handbook Section 1530 — Comprehensive Income, CICA Handbook Section 3865 — Hedges, and CICA Handbook Section 3251 — Equity. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.
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

	2007	2006	2005

Office salaries	$997	$1,663	$1,212
Consulting fees	1,218	2,399	3,505
General exploration	2,366	793	718
Zincore	336	433	—

Total	$4,917	$5,288	$5,435

For the year ended December 31, 2007, the stock-based compensation value was determined using the Black-Scholes option pricing model. A weighted-average grant-date fair value of $1.07 (2006 - $5.82; 2005 — $4.15) for each option grant was estimated using the following weighted-average assumptions: no dividends are to be paid; volatility of 66% (2006 — 54%; 2005 — 58%); risk free interest rate of 3.9% (2006 — 4.0%; 2005 — 3.5%); and expected life of 3.5 years (2006 — 3.5 years; 2005 — 3.5 years).
The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.
General and Administrative Expenses
Overall general and administrative expenses increased to $9.8 million in 2007 compared with $9.5 million in 2006 and $8.6 million in 2005. The increase was mainly due to higher legal fees as a result of the legal issues confronting the Company and increased salary expenses due to retention bonuses given to employees as a result of the issues surrounding the Boka Gold Project. See “Item 4. Information on the Company — A. History and Development of the Company — Recent Developments in 2007 — Events Relating to Boka Gold Project”. These increases in expenditures were partially offset by a decrease in stock-based compensation compared to prior years. All other expenditures remained fairly comparable to prior years.
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

Dilution gains of $866,000 (2006 — $6,845,000; 2005 — $414,000) were recorded mainly as a result of equity financings completed by Zincore and Superior Diamonds Inc. (“Superior”) during these years. The large gain in 2006 represents a gain on dilution as a result of Zincore’s initial public offering. Gains or losses on shares issued by affiliated companies arise when the ownership interest of the Company in a significantly influenced or controlled company is diluted as a result of share issuances of the investee company. The Company does not receive any cash proceeds (nor is it required to make any payments) for such transactions.
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
During 2007, the Company recorded a loss of $1,203,000 (2006 — a gain of $68,000; 2005 — a loss of $218,000) as its equity in the operations of affiliated companies. The 2007 loss relates primarily to the equity in operations of Zincore ($1,116,000). The gain in 2006 relates only to the Company’s share of gains recorded by Superior whereas the Company’s share of gains and losses of Aurora Platinum Corp. (“Aurora”) were also included in 2005. Equity in operations of affiliated companies represents the Company’s share of the net gains or losses for the reporting period in a significantly influenced company. Due to the Company and Superior no longer having a director and president in common as at July 1, 2007, the Company no longer accounts for its investment in Superior using the equity method as it has determined that it no longer has significant influence.
Non-controlling interest of $434,000 represents the minority share of net losses of Zincore for the three months ended March 31, 2007. Non-controlling interest of $432,000 represents the minority share of net losses of Zincore for the two months ended December 31, 2006.
Summary of Quarterly Results (unaudited)
(All numbers are in thousands except per share amounts)

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Fiscal Quarter Ended	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
Interest and other income	288	368	429	636

Net loss	(38,421)	(5,514)	(3,990)	(1,063)

Loss per share* — basic and diluted	(0.86)	(0.12)	(0.09)	(0.02)

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Fiscal Quarter Ended	December 31,2006	September 30, 2006	June 30, 2006	March 31, 2006
Interest and other income	677	537	607	512

Net gain(loss)	6,424	(1,369)	(2,830)	(3,675)

Net gain(loss) per share* — basic and diluted	0.14	(0.03)	(0.06)	(0.08)

*	Loss per share is calculated based on the weighted average number of shares outstanding.
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
Due to the adoption of new accounting standards (see “Critical Accounting Policies and Estimates”) effective January 1, 2007, the Company now measures assets classified as available-for-sale at fair value and includes resulting unrealized gains and losses on a new Consolidated Statement of Comprehensive Loss. A total of $865,000 was recorded as unrealized losses on available-for-sale investments in 2007. The accumulated other comprehensive loss of $958,000 reported on the consolidated balance sheet includes an adjustment for cumulative unrealized gains on available-for-sale investments at January 1, 2007 of $3.4 million, which is reduced by a realized portion of $1.6 million relating to the sale of Lake Shore common shares and an unrealized loss of $865,000 as noted above.
As at December 31, 2007, the Company’s significantly influenced and other investments had a carrying value of $14.7 million (2006 — $4.4 million) and a market value of $19.9 million (2006 - $9.0 million). The market value of the Company’s interest in Zincore at December 31, 2006 was $34 million but was not included in the results for 2006 discussed above as it was consolidated at the time. Zincore’s market value is included in the results for 2007.
In February 2008 the Company sold 4,089,378 common shares of Superior for gross proceeds of $1,231,194. As a result of this transaction the Company’s interest in Superior was reduced to 6.5% from 12.9%.
The Company has commitments totalling $1,035,504 over three years (2008 — $376,547; 2009 - $376,547; 2010 — $282,410) pertaining to leasehold obligations of Southwestern. As well, the Company has employee retention payment obligations of $670,667 in 2008. With respect to other contractual obligations, there are no material changes during the current period that are outside the ordinary course of the Company’s business.
As a result of the legal actions the Company is involved with, a material adjustment to the Company’s financial position and the results of its operations could result. Management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuits, and it is possible that the Company will be required to pay substantial judgments. Expenses incurred in connection with these matters (which include substantial fees of lawyers and other professional advisors and potential obligations to indemnify officers and directors who may be or become parties to such actions) could adversely affect the Company’s cash position.

Disclosure of Outstanding Share Data
The following is a summary of changes in outstanding shares and stock options since December 31, 2007:

	Stock options	Common shares	Share capital
	outstanding	outstanding	$
Balance, December 31, 2007	3,617,000	44,922,936	$175,769,471
Stock options exercised	—	—	—
Balance, March 17, 2008	3,617,000	44,922,936	$175,769,471
C. Research and Development, Patents and Licenses
As the Company is a mineral exploration company with no properties in production, the information required by this section is inapplicable.
D. Trend Information
Financial Outlook
Southwestern has no commercial production on any of its mineral properties, and accordingly, it does not generate cash from operations. The Company has no long-term debt and as at December 31, 2007 has working capital of $18.5 million (2006 — $61.6 million). In management’s view the Company has sufficient working capital in the near term to fund planned exploration work and ongoing operating expenditures. The Company is dependent on equity capital to fund exploration and development of its mineral properties over the longer term. Actual funding requirements may vary from those planned due to a number of factors, including the timing and progress of exploration activities and ongoing litigation the Company is involved in. Management may seek joint venture partners, where appropriate, in order to minimize the dependence on equity capital.
E. Off-balance Sheet Arrangements
The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 20-F.
F. Tabular Disclosure of Contractual Obligations
The information required by this section is included above under “ — B. Liquidity and Capital Resources”.
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

Name & Residence	Position with the		Director
Age	Company	Principal Occupation, Business or Employment	Since
Timo Jauristo (1)	Director, Interim	Interim President and Chief Executive Officer since July 2007 and Vice President, Corporate Development of Southwestern; President, Chief Executive Officer and Director of Zincore Metals Inc. Former General Manager - Corporate Development for Placer Dome Inc. from January 2000 to June 2005 (public mining company); President of Austgold Consulting Ltd. (private consulting company)	2006
Vancouver, B.C.	President, Chief
50	Executive Officer
	and Vice President,
	Corporate
	Development
James B. Hume (1)(2)(3)(4)	Director	President and CEO of the Kahanoff Group of companies based in Alberta.	2002
Calgary, Alberta
57

Name & Residence	Position with the		Director
Age	Company	Principal Occupation, Business or Employment	Since
William D. McCartney (1)(2)(3)(4)(5)	Director	President and CEO of Pemcorp Management Inc. (private financial consulting company).	2004
Vancouver, B.C.
52
Alejandro Losada-Calderon	Vice President,	Vice President, Exploration of the Company since February 2007, Exploration geologist and project manager working on major mining projects throughout Australia, China and the Americas.	N/A
Duncraig, Western Australia	Exploration

Giovanni N. Susin	Vice President,	Vice President, Finance and CFO of the Company since April 2007; Chief Financial Officer of Superior Diamonds Inc.	N/A
Coquitlam, B.C.	Finance and Chief
Financial Officer
Thomas W. Beattie	Vice President,	Vice President, Corporate Affairs of the Company; Director of Superior Diamonds Inc.; President of Westvista Management Inc. (private consulting company).	N/A
West Vancouver, B.C.	Corporate Affairs
and Corporate
Secretary
Stanley Myers	Director of	Director of Exploration - Latin America, of the Company since January 2007. Exploration geologist and project manager.	N/A
Lima, Peru	Exploration - Latin
America

(1)	Member of the Environment and Safety Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Audit Committee.

(5)
Member of the Special Committee of independent directors. The mandate of the Special Committee is to address all matters (including class actions, securities matters, shareholder suits, directors’ and officers’ liability insurance and/or actions commenced by the Company) in regards to litigation, investigations and proceedings related thereto, relating to the Company and its Boka Project (China). Further, the Special Committee is to review and finalize all public disclosure relating to the Boka Project and related investigations.

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
The Company currently has five NEO’s: Timo Jauristo, Interim President and CEO; Giovanni Susin, Vice President, Finance and CFO, Thomas Beattie, Vice President, Corporate Affairs and Corporate Secretary; Alejandro Losada-Calderon, Vice President, Exploration, and Stanley Myers, Director of Exploration, Latin America. By definition, John Paterson, former CEO and Parkash Athwal, former CFO of the Company, are considered NEO’s.

Summary Compensation Table

		Annual Compensation					Long Term Compensation
							Awards			Payouts
									Shares or
							Securities		Units
					Other		Under		Subject to
					Annual		Options		Resale	LTIP	All Other
Name and Principal		Salary	Bonus		Compensation		granted		Restrictions	Payouts	Compensation
Position	Year(1)	($)	($)		($)		(#)(2)		($)	($)	($)
Timo Jauristo(3)	2007	nil	nil		120,900	(4)	400,000		nil	nil	30,500	(5)
Interim President & CEO and	2006	nil	70,000	(4)	136,480	(4)	50,000	(14)	nil	nil	nil
VP, Corporate Development	2005	nil	20,000	(4)	106,720	(4)	300,000	(14)	nil	nil	nil
John G. Paterson(6)	2007	nil	n/a	(7)	121,000	(8)	nil		nil	nil	264,000	(5)
Former President & CEO	2006	nil	n/a	(7)	217,000	(8)	50,000	(14)	nil	nil	nil
	2005	nil	n/a	(7)	194,250	(8)	125,000	(14)	nil	nil	nil
Giovanni Susin(9)	2007	138,400	nil		nil		175,000		nil	nil	25,000	(5)
VP, Finance & CFO	2006	112,000	8,000		nil		20,000	(14)	nil	nil	nil
	2005	102,400	5,000		nil		20,000	(14)	nil	nil	nil
Parkash Athwal(10)	2007	nil	nil		34,198	(11)	nil		nil	nil	nil
Former VP, Finance & CFO	2006	nil	70,000	(11)	98,050	(11)	50,000	(14)	nil	nil	nil
	2005	nil	50,000	(11)	93,675	(11)	100,000	(14)	nil	nil	nil
Stanley Myers	2007	99,000	nil		81,025	(15)	250,000		nil	nil	17,500	(5)
Director of Exploration,	2006	n/a	nil		nil		nil		nil	nil	nil
Latin America	2005	n/a	nil		nil		nil		nil	nil	nil
Thomas W. Beattie	2007	nil	nil		190,290	(12)	275,000		nil	nil	25,000	(5)
VP, Corporate Affairs &	2006	nil	70,000	(12)	139,450	(12)	50,000	(14)	nil	nil	nil
Corporate Secretary	2005	nil	50,000	(12)	140,050	(12)	100,000	(14)	nil	nil	nil
Alejandro	2007	nil	nil		167,215		275,000		nil	nil	24,615	(5)
Losada-Calderon(13)	2006	nil	n/a		n/a		n/a		nil	nil	nil
VP, Exploration	2005	nil	n/a		n/a		n/a		nil	nil	nil

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

(3)	On July 4, 2007 Mr. Jauristo was appointed Interim President and CEO of Southwestern. Mr. Jauristo is also a member of the Board of Directors.

(4)	Paid to Austgold Consulting Ltd., a private consulting company controlled by Mr. Jauristo.

(5)	Mr. Paterson was paid a severance payment in June 2007 while Messrs. Jauristo, Susin, Beattie and Losada-Calderon and Myers received retention payments in 2007.

(6)	On June 19, 2007, Mr. Paterson resigned as President, CEO and director of Southwestern.

(7)	The term n/a means not applicable.

(8)	Paid to Glengarry Resource Management Inc., a private consulting company controlled by Mr. Paterson.

(9)	Mr. Susin was appointed Vice President, Finance and CFO of Southwestern, effective May 1, 2007.

(10)	Ms. Athwal retired as Vice President, Finance and CFO of Southwestern, effective April 30, 2007.

(11)	Paid to PKA Financial Management Inc., a private consulting company controlled by Ms. Athwal.

(12)	Paid to Westvista Management Inc., a private consulting company controlled by Mr. Beattie.

(13)	Mr. Losada-Calderon, a consultant to the Company, was appointed an officer of the Company on February 25, 2007.

(14)	These Options have been cancelled.

(15)	Paid to Ridge Resources Corporation a private consulting company controlled by Mr. Myers.

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

				Market Value of
				Securities
	Securities	% of Total Options		Underlying
	Under	Granted to	Exercise or	Options on the
	Options	Employees in	Base Price	Date of Grant
NEO Name	Granted (#)	Financial Year(1)	($/Security)	($/Security)	Expiration Date

Timo Jauristo	400,000	11.1	$0.65	$0.56	December 10, 2012

Stanley Myers	250,000	6.9	$0.65	$0.56	December 10, 2012

Alejandro Losada-Calderon	275,000	7.6	$0.65	$0.56	December 10, 2012

Giovanni Susin	175,000	4.8	$0.65	$0.56	December 10, 2012

Thomas Beattie	275,000	7.6	$0.65	$0.56	December 10, 2012

John Paterson	nil	nil	nil	nil	nil

Parkash Athwal	nil	nil	nil	nil	nil
(1)	Percentage of all of the Company’s options granted during the last fiscal year, including those granted to directors.
Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values
During the last financial year ended December 31, 2007, no options were exercised by the Named Executive Officers.
Pension Plans
The Company does not provide retirement benefits for directors or executive officers.
Termination of Employment, Change in Responsibilities and Employment Contracts
The Company has entered into contracts with certain of the Named Executive Officers, or companies controlled by such Named Executive Officers, and the compensation paid pursuant to those contracts is disclosed under the section titled “Statement of Executive Compensation — Summary Compensation Table”.
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
The Company has also entered into a contract with each of the Named Executive Officers whereby, in the event that the officer ceases to be an officer of the Company within six months after the date on which control of the Company changes, the Company will pay the following amounts: Timo Jauristo, $734,400; Thomas W. Beattie, $756,000; Alejandro Losada-Calderon, $660,000, Stanley Myers, $504,000 and Giovanni Susin, $450,000. The contracts provide that payment of such compensation is not triggered simply by voluntary resignation or termination for cause.

Compensation of Directors
In 2007 the independent directors of the Company were each paid as follows: W. David Black (Chair) $205,000, James B. Hume $56,501 and William D. McCartney $125,000. Compensation paid to the other board members is disclosed under the section titled “Compensation — Summary Compensation Table” (the non-independent director, Timo Jauristo, does not receive additional compensation). All of the compensation to Messrs. Hume, McCartney and Black is paid in their capacities as directors and, in the case of Mr. Black and Mr. McCartney, also as members of the Special Committee. In addition, stock options to purchase shares of the Company are granted to the Company’s directors from time to time.
The following stock options were granted to the directors of the Company who were not Named Executive Officers, as a group, during the last financial year ended December 31, 2007:
Option Grants in Last Financial Year to Directors Who Are Not Named Executive Officers (as a group)

Market Value of
Securities
		% of Total		Underlying
	Securities	Options Granted	Exercise or	Options on the
	Under Options	to Employees in	Base Price	Date of Grant
Name	Granted (#)	Financial Year(1)	($/Security)	($/Security)	Expiration Date
Directors who are not Named Executive Officers	1,050,000	29.0	$0.65	—	December 10, 2012
(1)	Percentage of all of stock options granted during the last financial year.
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
C. Board Practices
Tenure of Board of Directors
Please refer to “ — A. Directors and Senior Management,” above, for information about terms of office and length of service of the directors of the Company.
No director of the Company is currently party to a service contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment, other than Timo Jauristo, in his capacity as Interim President and Chief Executive Officer of the Company. See above — Compensation “Termination of Employment, Change on Responsibilities and Employment Contracts.
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
The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company’s internal and external audit process and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements. The Audit Committee also evaluates the performance of the Company’s auditors, pre-approves all audit and non-audit services provided by the auditors and establishes the remuneration of the auditors.
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
D. Employees
The average number of total employees for 2007, 2006 and 2005 is as follows:

	Employees
Year	Full-Time	Seasonal

2007	117	91
2006	112	215
2005	94	173
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
The following table sets forth the share ownership of those persons listed as at December 31, 2007 (or whose compensation is otherwise disclosed) in subsection 6B above, and includes details of all options to purchase shares of the Company held by such persons:

	Number of		Beneficial	Purchase Price
	common	Number of	Ownership	of Options	Exercise
Name	shares(1)	Options/Warrants	Percentage(2)	(if any)	Price	Expiry Date
W. David Black	37,000	400,000	< 1%	n/a	$0.65	December 10, 2012
Timo Jauristo	nil	300,000	< 1%	n/a	$0.65	December 10, 2012
William D. McCartney	nil	400,000	< 1%	n/a	$0.65	December 10, 2012
James B. Hume	10,000	250,000	< 1%	n/a	$0.65	December 10, 2012
Thomas W. Beattie	15,660	275,000	< 1%	n/a	$0.65	December 10, 2012
Giovanni Susin	nil	175,000	< 1%	n/a	$0.65	December 10, 2012
Alex Losada-Calderon	nil	275,000	< 1%	n/a	$0.65	December 10, 2012
Stanley Myers	nil	250,000	< 1%	n/a	$0.65	December 10, 2012

(1)	Includes beneficial, direct and indirect shareholdings.

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

4.
The Plan provides that under no circumstances shall the Plan, together with all of the Company’s other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of shares, result, at any time, in: (i) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued and outstanding shares; (ii) the issuance to insiders, within a one year period, of a number of shares exceeding 10% of the issued and outstanding shares; or (iii) the issuance to any one insider and such insider’s associates, within a one year period, of a number of shares exceeding 5% of the issued and outstanding shares.

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

(1)
Based solely on the Company’s review of the public record, 789,250 shares are owned directly by John G. Paterson and 7,269,000 shares are owned by Global Gold Corporation, a private Ontario corporation (“Global”). Public records also indicate that John G. Paterson is president of Global and owns indirectly and/or exercises control or direction over the shares of the Company held by Global.

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

The Company or its subsidiaries is currently a party to consulting agreements with companies controlled by each of Timo Jauristo, Interim President and Chief Executive Officer and, Thomas W. Beattie, Corporate Secretary and VP Corporate Affairs, and with Alejandro Losada-Calderon, the Vice President Exploration. For further information about these agreements, please see “Item 6. Directors, Senior Management and Employees — B. Compensation —Termination of Employment, Change in Responsibilities and Employment Contracts”.
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

Legal Proceedings
On July 19, 2007, the Company disclosed that its special committee of independent directors, formed to review all aspects of the Boka Project, had determined that there were deficiencies in the Company’s control procedures at the Boka Project which resulted in errors in previously reported assay results. Furthermore, the review indicated that the integrity of certain stored drill core samples had been compromised. As a consequence, the Company withdrew all of its previously announced results for the Boka Project and conducted a detailed review. As a result of this review, a new Technical Report for the Boka Project was filed on SEDAR on November 9, 2007 and included a completed Inferred Mineral Resource estimate based on composited drill hole assay data from the reconstructed and validated assay database for the project. The Technical Report indicated that there is upside potential to the Boka Project and that the exploration concessions and mining licenses that make up the Boka Project are in good standing.
As a result of the developments on the Boka Project, the Company, along with John Paterson, former President and CEO of Southwestern, have been named as defendants in three prospective class action lawsuits filed in Ontario, Quebec and British Columbia by certain shareholders of the Company, claiming as much as $320 million in damages. The lawsuits, brought in 2007 on behalf of shareholders who purchased the Company’s common shares, allege primarily that the defendants negligently or recklessly misrepresented drilling results and other data and information relating to the Boka Project. The lawsuit is at a very early stage and as a result the Company is not able to estimate the potential loss exposure. The Company will vigorously defend the matter, although no assurances can be given with respect to the outcome of such proceedings.
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
ITEM 9 THE OFFER AND THE LISTING
A. Offer and Listing Details
The common shares of the Company have been listed for trading on The Toronto Stock Exchange (the “TSX”) since May 31, 1994. The Company has one class of shares. The following table sets out the annual high and low market prices of the common shares on the TSX during the five most recent full fiscal years through December 31, 2007:

	TSX	TSX
	HIGH (Cdn. $)	LOW (Cdn. $)

2003	20.43	3.23
2004	21.50	9.70
2005	12.57	7.25
2006	15.95	7.04
2007	8.66	0.50

The following table sets out the market price range of the common shares on the TSX for the last two fiscal years by fiscal quarter:

	TSX	TSX
	HIGH (Cdn. $)	LOW (Cdn. $)

2006
First Quarter	15.95	12.75
Second Quarter	15.35	8.16
Third Quarter	10.60	8.32
Fourth Quarter	10.00	7.04

2007
First Quarter	8.66	7.10
Second Quarter	8.20	5.51
Third Quarter	6.40	0.98
Fourth Quarter	1.04	0.50
The following table sets out the high and low market prices of the common shares on the TSX for the last six months:

	TSX	TSX
	HIGH (Cdn. $)	LOW (Cdn. $)

September 2007	1.28	0.98
October 2007	1.04	0.90
November 2007	0.94	0.57
December 2007	0.69	0.50
January 2008	0.71	0.50
February 2008	0.61	0.47
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
Shareholder Rights Plan
The Directors adopted and approved a shareholder rights plan agreement dated as of July 23, 2007 between the Corporation and Computershare which became effective the same day (the “Rights Plan”). The Rights Plan was implemented to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any take-over bid for the Corporation. The Rights Plan is designed, among other things, to prevent a creeping take-over of the Corporation and preserve its ability to obtain the best value for all Shareholders. Under the terms of the Rights Plan and in accordance with applicable stock exchange rules, Shareholders ratified and confirmed the Rights Plan at a meeting dated January 23, 2008.
Objectives of the Rights Plan
The principal objectives of the Rights Plan are to ensure that in the context of a bid for control of the Corporation through an acquisition of the Corporation’s Shares, the Directors have sufficient time to consider alternatives for maximizing Shareholder value, to provide adequate time for competing bids to emerge, to ensure that Shareholders have an equal opportunity to participate in such a bid and to give Shareholders adequate time to properly assess the bid and reduce the pressure to tender typically encountered by a shareholder of an issuer that is subject to a bid.
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

(b)
Pressure to Tender. A Shareholder may feel compelled to tender to a bid that the Shareholder considers to be inadequate out of a concern that failing to tender may result in the Shareholder being left with illiquid or minority discounted securities in the Corporation. This is particularly so in the case of a partial bid for less than all securities of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Shares. The Rights Plan provides a mechanism in the Permitted Bid provision which is intended to ensure that a Shareholder can separate the tender decision from the approval or disapproval of a particular take-over bid. By requiring that a bid remain open for acceptance for a further ten Business Days following public announcement that more than 50% of the Shares held by Independent Shareholders have been deposited, a Shareholder’s decision to accept a bid is separated from the decision to tender, reducing the undue pressure to tender typically encountered by a securityholder of an issuer that is the subject of a take-over bid.

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

General Impact of the Rights Plan
The Rights Plan is not intended to secure the continuance of existing Directors or management in office, nor to avoid a bid for control of the Corporation in a transaction that is fair and in the best interests of Shareholders. For example, through the Permitted Bid mechanism, Shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Directors. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Directors will continue to be bound to consider fully and fairly any bid for the Corporation’s Shares in any exercise of its discretion to waive application of the Rights Plan or redeem the Rights. In all such circumstances, the Directors must act honestly and in good faith with a view to the best interests of the Corporation.
The Rights Plan does not preclude any Shareholder from utilizing the proxy mechanism to promote a change in the management or direction of the Corporation, and has no effect on the rights of holders of outstanding Shares of the Corporation to requisition a meeting of Shareholders in accordance with the provisions of the Corporation’s governing documents and securities legislation, or to enter into agreements with respect to voting their Shares. The definitions of “Acquiring Person” and “Beneficial Ownership” have been developed to minimize concerns that the Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holders of institutional Shareholders and their clients.
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
C. Material Contracts
Following is a summary of each material contract, other than contracts entered into the ordinary course of business, to which the Company is a party, during the previous two fiscal years:
Except for contracts entered into in the ordinary course of business, the following are the only material contracts entered into by the Company or its subsidiaries that are in effect:
1.
Escrow Agreement (the “Escrow Agreement”) dated June 1, 2006 among the Company, Computershare Investor Services Inc. (the “Escrow Agent”) and Zincore Metals Inc. (“Zincore”). Pursuant to the Escrow Agreement, Southwestern, as a principal shareholder of Zincore, agreed to deposit in escrow its securities of the Zincore (the “Escrowed Securities”) with the Escrow Agent. The Escrow Agreement provides that the Escrowed Securities will be released from escrow in equal tranches at six-month intervals over the 18 months following the listing of the Zincore common shares on the TSX which occurred on November 8, 2006 (that is, 25% of Southwestern’s holdings being released in each tranche, with an initial 25% tranche being released on the date of the closing of the IPO and the final tranche on April 7, 2008).

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
H. Documents on Display
Copies of the Company’s exhibits and documents are available for inspection at the Company’s head office located at 1650 — 701 West Georgia Street, Vancouver, British Columbia, Canada.
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
Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2007 using criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
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

/s/ Deloitte & Touche LLP Independent Registered Chartered Accountants
Vancouver, Canada
March 17, 2008
D. Change in Internal Control over Financial Reporting
There have been no changes in our internal control of financial reporting (as defined in Rules 13a - 15(f) and 15d - 15(f) under the Exchange Act) during the quarter ended December 31, 2007 that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.
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
ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
The aggregate amounts billed by Deloitte & Touche LLP to the Company for each of the fiscal years ended December 31, 2007 and 2006 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended	Year Ended
	December 31, 2007	December 31, 2006
Audit Fees (1)	$275,986	$113,000
Audit-Related Fees (2)	0	28,000
Tax Fees (3)	12,900	12,560
All Other Fees	—	—
Totals	$288,886	$153,560
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
ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
The information referred to in this section is not applicable as to the Company, as its common shares are not listed on any U.S. securities exchange.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				Maximum Number
				(or Approximate
			Total Number of	Dollar Values) of
			Shares (or Units)	Shares (or Units)
	Total Number of		Purchased as Part of	that May Yet Be
	Shares (or Units)	Average Price Paid	Publicly Announced	Purchased Under the
Period	Purchased	per share (or Units)	Plans or Programs	Plans or Programs
Month #1	nil	nil	366,900	1,633,100
(Jan. 1 to Jan. 31)
Month #2	157,000	7.39	523,900	1,476,100
(Feb. 1 to Feb. 28)
Month #3	463,600	8.21	987,500	1,012,500
(Mar. 1 to Mar. 31)
Month #4	45,000	7.82	1,032,500	967,500
(Apr. 1 to Apr. 30)
Month #5	173,000	7.15	1,205,500	794,500
(May 1 to May 31)
Month #6	92,000	7.14	1,297,500	702,500
(Jun. 1 to Jun. 30)
Month #7	nil	nil	1,297,500	702,500
(Jul. 1 to July. 31)
Month #8	nil	nil	1,297,500	702,500
(Aug. 1 to Aug. 31)
Month #9	nil	nil	1,297,500	702,500
(Sept. 1 to Sept. 30)
Month #10	nil	nil	1,297,500	702,500
(Oct. 1 to Oct. 31)
Month #11	nil	nil	1,297,500	702,500
(Nov. 1 to Nov. 30)
Month #12	nil	nil	1,297,500	702,500
(Dec. 1 to Dec. 31)

PART III
ITEM 17 FINANCIAL STATEMENTS
The following financial statements are attached and incorporated herein:
ITEM 18 FINANCIAL STATEMENTS
See Item 17.
ITEM 19 EXHIBITS
The following exhibits are attached and incorporated herein:

Description of Document

1.1	Certificate of Incorporation	*

1.2	Certificate of Change of Name	**

1.3	Articles	**

2.1	Shareholder Rights Plan Agreement, between the Company and Computershare Trust Company of Canada dated 23 July 2007	**

4.1	Consulting Agreement — Austgold Consulting Ltd.	**

4.2	Consulting Agreement — Westvista Management Inc.	**

4.3	Consulting Agreement — Alejandro Losada-Calderon	**

4.3a	Consulting Agreement — Ridge Resources Corporation

4.4	Change in Control Agreement — Austgold Consulting Ltd.	**

4.5	Change in Control Agreement — Westvista Management Inc.	**

Description of Document

4.6	Change in Control Agreement — Alejandro Losada-Calderon	**

4.7	Change in Control Agreement — Giovanni Susin	**

4.7a	Change in Control Agreement — Stanley Myers

4.8	Evergreen Stock Option Plan	**

4.9	Escrow Agreement	**

4.10	Lock-Up Agreement	**

10.0	Black Out Notice	**

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Author Joerg Kleinboeck	**

15.2	Consent of Author Caracle Creek International Consulting Inc.	**

15.3	Consent of Author Warwick Board	**

15.4	Consent of Author Alex Trueman	**

15.5	Consent of Author Gary Hawthorn	**

15.6	Consent of Author Snowden Mining Industry Consultants Inc.	**

99.1	Consolidated Financial Statements for Years Ended December 31, 2006 and 2007	**

99.2	Management’s Discussion and Analysis	**

*	Previously filed.

**	Previously filed with the original Form 20-F, filed with the Commission on March 28, 2008.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Annual Report on Form 20-F/A Amendment No. 1 for the year ended December 31, 2007, to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated at Vancouver, British Columbia, this 15th day of April, 2008.

Southwestern Resources Corp.

Per:	/s/ “Timo Jauristo” Timo Jauristo
Interim President and
Chief Executive Officer

EXHIBIT INDEX

Description of Document

1.1	Certificate of Incorporation	*

1.2	Certificate of Change of Name	**

1.3	Articles	**

2.1	Shareholder Rights Plan Agreement, between the Company and Computershare Trust Company of Canada dated 23 July 2007	**

4.1	Consulting Agreement — Austgold Consulting Ltd.	**

4.2	Consulting Agreement — Westvista Management Inc.	**

4.3	Consulting Agreement — Alejandro Losada-Calderon	**

4.3a	Consulting Agreement — Ridge Resources Corporation

4.4	Change in Control Agreement — Austgold Consulting Ltd.	**

4.5	Change in Control Agreement — Westvista Management Inc.	**

4.6	Change in Control Agreement — Alejandro Losada-Calderon	**

4.7	Change in Control Agreement — Giovanni Susin	**

4.7a	Change in Control Agreement — Stanley Myers

4.8	Evergreen Stock Option Plan	**

4.9	Escrow Agreement	**

4.10	Lock-Up Agreement	**

10.0	Black Out Notice	**

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Author Joerg Kleinboeck	**

15.2	Consent of Author Caracle Creek International Consulting Inc.	**

15.3	Consent of Author Warwick Board	**

15.4	Consent of Author Alex Trueman	**

15.5	Consent of Author Gary Hawthorn	**

15.6	Consent of Author Snowden Mining Industry Consultants Inc.	**

99.1	Consolidated Financial Statements for Years Ended December 31, 2006 and 2007	**

99.2	Management’s Discussion and Analysis	**

*	Previously filed.

**	Previously filed with the original Form 20-F, filed with the Commission on March 28, 2008.